Form 20-F
period 2023-12-31
JBS S.A.
filed 2024-03-27
CIK 1450123

As filed with the Securities and Exchange Commission on March 27, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-155412

JBS S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

CEP 05118-100

São Paulo, SP, Brazil

(Address of Principal Executive Offices)

Guilherme Perboyre Cavalcanti

Chief Financial Officer

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

CEP 05118-100

São Paulo, SP, Brazil

Telephone: + (55 11) 3144-4000

Email: ri_ir@jbs.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Each Class
2.500% Senior Notes due 2027*
5.125% Senior Notes due 2028*
6.500% Senior Notes due 2029*
3.000% Senior Notes due 2029*
5.500% Senior Notes due 2030*
3.750% Senior Notes due 2031*
3.000% Sustainability-Linked Senior Notes due 2032*
3.625% Sustainability-Linked Senior Notes due 2032*
5.750% Senior Notes due 2033*
4.375% Senior Notes due 2052*
6.500% Senior Notes due 2052*

*	JBS USA Holding Lux S.à r.l., JBS USA Food Company and JBS Luxembourg Company S.à r.l., wholly-owned subsidiaries of the Registrant, are the co-issuers of these notes, which are fully and unconditionally guaranteed on a senior unsecured basis by the Registrant and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

2,218,116,370 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities.

Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CERTAIN DEFINED TERMS

Except where the context otherwise requires, in this annual report:

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries, unless the context otherwise requires or otherwise indicated.

●	“JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A. JBS USA Lux S.A. was merged into JBS USA on December 21, 2023, with JBS USA as the surviving entity.

In addition, in this annual report, except where otherwise indicated or where the context requires otherwise:

●	“Australia” means the Commonwealth of Australia.

●	“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

●	“BNDESPar” means BNDES Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil and wholly owned by BNDES. For more information, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“B3” or “São Paulo Stock Exchange” means B3 S.A. – Brasil, Bolsa, Balcão.

●	“Brazil” means the Federative Republic of Brazil.

●	“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

●	“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

●	“Brazilian real,” “Brazilian reais” or “R$” means the Brazilian real, the official currency of Brazil.

●	“Co-Issuers” means JBS USA, JBS USA Food Company and JBS Luxembourg Company, wholly-owned subsidiaries of JBS S.A. and co-issuers of the JBS USA Registered Notes.

●	“CMN” means the Brazilian Monetary Council (Conselho Monetário Nacional).

●	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“direct controlling shareholders” means J&F and JBS Participações.

●	“DOJ” means the U.S. Department of Justice.

●	“EUR” or “€” means the Euro, the official currency of the European Economic Area.

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

●	“Huon Acquisition” means JBS USA’s acquisition of Huon Aquaculture Group Ltd (“Huon”), an Australian salmon aquaculture business. The Huon Acquisition was completed on November 17, 2021.

●	“IASB” means the International Accounting Standards Board.

●	“IFRS” means International Financial Reporting Standards.

●	“J&F” means J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. J&F is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS Australia” means Baybrick Pty Limited, an Australian proprietary limited company. JBS Australia is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Canada” means JBS Food Canada ULC, a Canadian unlimited company. JBS Canada is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Finance Luxembourg” means JBS Finance Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Finance Luxembourg is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Luxembourg Company” means JBS Luxembourg Company S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Luxembourg Company is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Participações” means JBS Participações Societárias S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. JBS Participações is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS USA Registered Notes” means the following 11 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“King Acquisition” means JBS S.A.’s acquisition of King’s Group (“King”), a global producer of bresaola, with a presence in Italy and the United States. The King Acquisition was completed on February 4, 2022.

●	“Luxembourg” means the Grand Duchy of Luxembourg.

●	“Margarine and Mayonnaise Business Acquisition” means Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil. The acquisition was completed on November 30, 2020.

●	“Mexico” means the United Mexican States.

●	“Moy Park” means Moy Park Holdings (Europe) Ltd., a private company incorporated under the laws of Northern Ireland. Moy Park owns the companies that comprise the “Moy Park” business based in the United Kingdom, France and the Netherlands. Moy Park is a wholly-owned subsidiary of PPC.

●	“the Netherlands” means the European part of the Kingdom of the Netherlands.

●	“Parent Guarantors” means JBS S.A. and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“Pilgrim’s Food Masters Acquisition” means PPC’s acquisition of the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021.

●	“PPC” means Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

●	“Rivalea Acquisition” means JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a hog breeding and processing business in Australia. The Rivalea Acquisition was completed on January 4, 2022.

●	“Seara” means Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Sunnyvalley Acquisition” means JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand. The Sunnyvalley Acquisition was completed on December 1, 2021.

●	“TriOak Business Acquisition” means JBS USA’s acquisition of the TriOak Foods (“TriOak”) business. TriOak is an American pork producer and grain marketer. The TriOak Business Acquisition was completed on December 2, 2022.

●	“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

●	“ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

●	“U.S.” or “United States” means the United States of America.

●	“U.S. dollars,” “US$” or “$” means U.S. dollars, the official currency of the United States.

●	“USDA” means the United States Department of Agriculture.

●	“Vivera Business Acquisition” means JBS USA’s acquisition of the business of Vivera Topholding BV (“Vivera”), a manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries. The Vivera Business Acquisition was completed on June 17, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. All statements included in this annual report, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results.

Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

●	the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

●	product contamination or recall concerns;

●	fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

●	fluctuations in the selling prices of beef, pork and chicken products;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

●	currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

●	changes in international trade regulations;

●	our strategic direction and future operation;

●	deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

●	our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

●	the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

●	the competitive nature of the industry in which we operate and the consolidation of our customers;

●	customer demands and preferences;

●	our level of indebtedness;

●	adverse weather conditions in our areas of operations;

v

●	continued access to a stable workforce and favorable labor relations with employees;

●	our dependence on key members of our management;

●	the interests of our ultimate controlling shareholders;

●	reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

●	economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

●	political crises in Brazil;

●	the declaration or payment of dividends or interest attributable to shareholders’ equity;

●	the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts;

●	unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

●	the risk factors discussed under the heading “Item 3. Key Information—D. Risk Factors”;

●	other factors or trends affecting our financial condition, liquidity or results of operations; and

●	other statements contained in this annual report regarding matters that are not historical facts.

In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, any or all of our forward-looking statements may turn out to be inaccurate.

We caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this annual report are qualified in their entirety by this cautionary statement.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

JBS S.A. maintains its books and records in Brazilian reais, which is its functional currency. JBS S.A.’s consolidated financial statements included in this annual report are presented in U.S. dollars. JBS S.A.’s consolidated financial statements included in this annual report include the consolidation of the financial statements of all of its subsidiaries which are prepared using each subsidiary’s respective functional currency. At the entity level, transactions in foreign currencies other than the functional currency of the entity are initially measured using the exchange rates prevailing at the dates of each transaction. Foreign currency monetary items in the statement of financial position are translated using the closing exchange rate as of the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end of foreign currency monetary assets and liabilities are recognized in the consolidated statement of income, under the captions “Finance income” or “Finance expense.”

This annual report includes financial information derived from JBS S.A.’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, and the related notes thereto, which are included elsewhere in this annual report. We refer to these as “JBS S.A.’s audited financial statements.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

Non-GAAP Financial Measures

We have disclosed certain non-GAAP financial measures in this annual report, including Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used as measures of performance by our management and should not be considered as measures of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by net revenue.

The use of Adjusted EBITDA, instead of net income, and Adjusted EBITDA Margin, instead of net margin, have limitations as analytical tools, including the following:

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA and Adjusted EBITDA Margin include adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses.

For more information about Adjusted EBITDA and Adjusted EBITDA Margin and the adjusting items JBS S.A. used to calculate Adjusted EBITDA and Adjusted EBITDA Margin, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA.”

Industry and Market Data

Certain market and industry data included in this annual report have been obtained from third-party sources that we believe to be reliable, such as the USDA. We have not independently verified such third-party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Nothing in this annual report should be interpreted as a market forecast.

Brands

This annual report includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this annual report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

Certain figures and some percentages included in this annual report have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this annual report may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow and/or prospects, except as otherwise indicated. You should view similar expressions in this section as having similar meaning.

Risk Factors Summary

The following is a summary of some of the principal risks we face. You should carefully consider the information about these risks set forth below together with the other information included in this annual report.

Risks Relating to Our Business and Industries

●	Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.

●	Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products.

●	Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

●	Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business.

●	We face competition in our business, which may adversely affect our market share and profitability.

Risks Relating to the Markets in Which We Operate

●	Deterioration of global economic conditions could adversely affect our business.

●	Our exports pose special risks to our business and operations.

●	We are subject to ordinary course audits in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations.

●	We are exposed to emerging and developing country risks.

●	Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities.

Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees

●	We are not prohibited from incurring significantly more debt.

●	The Co-Issuers’ and the Parent Guarantors’ obligations to repay secured debt, and the obligations of JBS USA’s non-guarantor subsidiaries to repay their debt and other liabilities will have priority over the Co-Issuers’ obligations under the JBS USA Registered Notes and the Parent Guarantors’ obligations under their guarantees of the JBS USA Registered Notes.

●	Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business.

●	Obligations under the JBS USA Registered Notes and the related guarantees will be subordinated to certain statutory liabilities.

●	The indentures governing the JBS USA Registered Notes provide for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.

Risks Relating to Our Business and Industries

Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of our products. These prices may vary significantly, including during short periods of time, due to a number of factors, including beef, pork and poultry supply and demand and the market for other protein products. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2023. The supply and market for livestock depend on a number of factors that we have little or no control over, including outbreaks of diseases such as bovine spongiform encephalopathy (commonly referred to as mad cow disease) (“BSE”), and foot and mouth disease (“FMD”), the cost of animal feeding, economic and weather conditions.

Livestock prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of, and demand for, livestock on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which we have little or no control. These other factors include:

●	import and export restrictions;

●	changing livestock and grain inventory levels;

●	economic conditions;

●	crop and animal diseases; and

●	environmental, occupational health and safety and conservation regulations.

We do not generally enter into long-term sales arrangements with our customers with fixed price contracts, and, as a result, the prices at which we sell our products are determined in large part by market conditions. A majority of our livestock is purchased from independent producers who sell livestock to us under marketing contracts or on the open market. A significant decrease in beef, pork or chicken prices for a sustained period of time could have a material adverse effect on our net revenue. Also, a portion of our forward purchase and sale contracts are measured at fair value such that the related unrealized gains and losses are reported in profit or loss earnings on a quarterly basis. Such losses would adversely affect our earnings and may cause significant volatility in our earnings.

Profitability in the processing industry is materially affected by the commodity prices of animal feed ingredients, such as grain, corn and soybeans. The production of feed ingredients is positively or negatively affected due to various factors, primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. Market prices for feed ingredients remain volatile. High prices for animal feed ingredients may have a material adverse effect on our operating results.

Accordingly, we may be unable to pass on all or part of any increased costs we experience from time to time to consumers of our products directly, in a timely manner or at all. Additionally, if we do not attract and maintain contracts or marketing relationships with independent producers and growers, our production operations could be disrupted, adversely affecting us.

Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products.

Supply of and demand for our products can be adversely impacted by outbreaks of animal diseases, which can have a significant impact on our financial results. Outbreaks of diseases affecting animals, such as BSE, FMD and various strains of influenza, which may be caused by factors beyond our control, or concerns that these diseases may occur and spread in the future, could significantly affect demand for our products, consumer perceptions of certain protein products, the availability of livestock for purchase by us and our ability to conduct our operations, including as a result of cancellations of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers. For example, in February 2023, Brazil suspended beef exports to China following one confirmed case of atypical mad cow disease in Brazil. This suspension lasted approximately one month. Although this suspension did not have a material adverse effect on us given that sales of beef from Brazil to China represented less than 3% of JBS S.A. total consolidated net revenue in the year ended December 31, 2023, another case or outbreak of mad cow disease in the markets where we produce beef that leads to a more geographically widespread and/or longer lasting suspension of our beef sales may have a more significant adverse effect on results of operations. Moreover, outbreaks of animal diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products. In addition, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to risks affecting the food industry generally, including risks posed by the following:

●	food spoilage or food contamination;

●	consumer product liability claims;

●	product tampering;

●	the possible unavailability and expense of product liability insurance; and

●	the potential cost and disruption of a product recall.

Our products have in the past been, and may in the future be, exposed to contamination by organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella. These organisms and pathogens are found generally in the environment and, as a result, there is a risk that they could be present in our products. These organisms and pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, foodservice or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the organisms and pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks may not eliminate the risks related to food safety. We have little, if any, control over handling procedures once our products have been shipped for distribution. If any of our products are determined to be contaminated, spoiled or inappropriately labeled, whether or not we are at fault, we may voluntarily recall, or be required to recall, our products. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time. We may also be subject to increased risk of exposure to product liability claims and governmental proceedings, which may result in penalties, injunctive relief and plant closings. Any of these occurrences may have an adverse effect on our financial results.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death. Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers. Even an inadvertent shipment of contaminated products may be a violation of law. We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits.

In addition, adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business.

The food industry is generally subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or in the food safety system generally. Negative perceptions concerning the health implications of certain food products, or ingredients or loss of confidence in the food safety system generally, could influence consumer preferences and acceptance of some of our products and marketing programs. Negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition and results of operations.

We face competition in our business, which may adversely affect our market share and profitability.

The beef, pork and chicken industries are highly competitive. Competition exists both in the purchase of live cattle and hogs and grains, and in the sale of beef, pork and chicken products. In addition, our beef, pork and chicken products compete with other protein sources, such as fish. We face competition from a number of beef, pork and chicken producers in the countries in which we operate.

The principal competitive factors in the animal protein processing industries are operating efficiency and the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, in which case our market share and, consequently, our operations and results may be adversely affected.

Our growth (organic and inorganic) may require substantial capital and long-term investments.

Our competitiveness and growth depend on our ability to fund our capital expenditures. We cannot assure you that we will be able to fund our capital expenditures at reasonable costs due to adverse macroeconomic conditions, our performance or other external factors, which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation, especially if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

●	diversion of management’s attention;

●	potential loss of key employees and customers of the acquired companies;

●	an increase in our expenses and working capital requirements;

●	failure of the acquired entities to achieve expected results;

●	our failure to successfully integrate any acquired entities into our business; and

●	our inability to achieve expected synergies and/or economies of scale.

These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre-acquisition due diligence.

Any of these factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us.

Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.

As described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds” and “—JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)—Sustainability-Linked CRAs,” certain of our debt instruments contain certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments. Achieving these sustainability performance targets or any similar sustainability performance targets we may choose to include in future financings or other arrangements will require us to expend significant resources. In 2021, we became the first major global meat and poultry company to set climate reduction goals by 2040. As part of these environmental aspirations, we signed on to the United Nations Global Compact’s Business Ambition for 1.5°C initiative, which aligns with the most ambitious aim of the Paris Agreement to limit global warming. While we are dedicated to working towards these climate reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals may subject JBS S.A. and its affiliates and, in some instances already have subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk. In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity.

We are subject to interest rate fluctuations, which may be harmful to our business.

A portion of our debt is subject to interest rate fluctuations, including fluctuations in: (1) the Secured Overnight Financing Rate (“SOFR”) and the Euro Interbank Offered Rate (“EURIBOR”) and (2) Brazilian financial market rates or inflation rates, such as the Interbank Deposit Certificate (Certificado de Depósito Interbancário) (“CDI”) and the Long-Term Interest Rate (Taxa de Juros de Longo Prazo) (the “Brazilian TJLP rate”) (Brazil’s long-term interest rate published quarterly by the Brazilian National Monetary Council). We are also exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Fluctuations in exchange rates and interest rates are caused by a number of factors that are beyond our control.

If interest rates, such as SOFR, EURIBOR, the CDI and Brazilian TJLP rates, or exchange rates increase significantly, our finance expenses will increase and our ability to obtain financings may decrease, which may materially adversely affect our results of operations.

Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us.

We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and are involved in various government investigations. For more information regarding our proceedings and investigations, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, our ultimate controlling shareholders and managers will not arise.

Applicable laws and regulations could subject us and our managers to civil and criminal penalties, including debarment from contracts concluded with the public administration and prohibition to celebrating new ones and loss of fiscal benefits, which could materially and adversely affect our product sales, reputation, financial condition and results of operations. Adverse rulings that have material economic or reputational impacts on us or impede the execution of our growth plan may adversely affect our financial condition and results of operations. In addition, unfavorable decisions in proceedings or investigations involving us and our ultimate controlling shareholders and managers may affect our image and business.

For certain lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in dispute, based on our judgments as to the likelihood of winning these lawsuits. We cannot guarantee that the provisioned amounts (if any) will be sufficient to cover the costs and expenses of the corresponding proceedings, which could adversely impact our business and operating results.

We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.

The raising of cattle and other livestock is at times associated with deforestation, invasion of indigenous lands and protected areas and other environmental and human rights concerns. Most of the cattle we process are bred and raised by our suppliers. If we are unable to ensure that the suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. For example, the European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples. The European Union Deforestation Regulation (the “EUDR”) mandates extensive due diligence on the value chain for all operators and traders dealing with certain products derived from cattle, cocoa, coffee oil palm, rubber, soya and wood. Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include fines and confiscation of products, among other things. The EUDR entered into force on June 29, 2023, and its main obligations will be applicable in December 2024. If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties. For more information about the EUDR, see “Item 4. Information on the Company—B. Business Overview—Regulation—Europe—European Union Deforestation Regulation.”

Furthermore, Brazilian Environmental Policy Act, outlined in Federal Law No. 6,938/1981, regulates civil liability for damages caused to the environment and sets forth strict liability on the subject matter. Therefore, we may become party to environmental liability proceedings amongst any damage originator. As the majority of cattle processed by us are bred by third parties and subcontractors, we may be significantly impacted if third parties and subcontractors cause environmental damages in the implementation of their activities on our behalf.

We are subject to various risks relating to worker safety.

Given the nature of our operations, the type of work performed by our employees, and the number of plants and employees that we have throughout the world, we are subject to various risks relating to worker safety. We cannot ensure that accidents will not occur. If our efforts to improve worker safety and reduce the frequency and number of workplace accidents are not successful, we may become subject to lawsuits, regulatory or administrative investigations and inquiries, fines and penalties, and our business, financial condition and results of operations may be adversely affected.

For example, a U.S. House of Representatives Select Subcommittee held a hearing in December 2022 entitled “Preparing For And Preventing The Next Public Health Emergency: Lessons Learned From The Coronavirus Crisis.” This hearing was accompanied by a final report of the same name, which describes an investigation of the largest companies in the U.S. meatpacking industry, including our subsidiary JBS USA Food Company, in the context of the Trump Administration’s response to the risks faced by these companies’ workers during the COVID-19 pandemic.  JBS USA Food Company has complied with the document requests made in 2021 as part of the investigation.

We may also suffer reputational harm due to the actions of unrelated companies that do not adhere to applicable worker safety laws in the provision of services to us. For example, the U.S. Department of Labor commenced an investigation into allegations of child labor at certain of our facilities in August 2022.  While this investigation did not result in any finding that we were employing any underage workers at any of our facilities, a federal judge granted a temporary restraining order against one of our suppliers.  While such supplier is not affiliated with us, the investigation found that it had used underage workers to provide cleaning and sanitation services in the fulfillment of sanitation and cleaning contracts that it was performing at JBS facilities. Such supplier has entered into a consent order and judgment pursuant to which it has agreed to comply with child labor laws at all of the facilities where it provides services.

Additionally, we have from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.

While we adhere and require adherence from suppliers to all applicable worker safety laws throughout our global operations, no assurance can be given that we will not be materially adversely affected to the extent that companies that provide services to us do not demonstrate the same commitment to such laws.  In addition, no assurance can be given that our reputation for worker safety will not be adversely affected by governmental investigations or other inquiries in the future.

We depend on our information technology systems, and any failure of these systems could adversely affect our business.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information, and within our supply chain. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. Although our information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, our information technology systems and those of our supply chain are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. In addition, certain software used by us is licensed from, and certain services related to our information systems are provided by, third parties who could choose to discontinue their relationship with us. Failures or disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations, and adversely affect our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of our company and customer data. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition.

For example, on May 30, 2021, we were the target of an organized cybersecurity attack (the “Cyberattack”), affecting some of the servers supporting our North American and Australian information technology systems. JBS USA’s backup servers were not affected. JBS USA and PPC’s operations in North America and Australia were affected. PPC’s operations in Mexico and the United Kingdom were not impacted and conducted business as normal. Upon learning of the intrusion, we contacted federal officials and activated our cybersecurity protocols, including voluntarily shutting down all affected systems to isolate the intrusion, limit the potential infection and preserve core systems. Restoring systems critical to production was prioritized. In addition, the encrypted backup servers, which were not affected by the Cyberattack, allowed for a return to full operations within two days. As of June 3, 2021, JBS USA and PPC had resumed production at all of their facilities. Our response, IT systems and encrypted backup servers allowed for a rapid recovery from the Cyberattack. As a result, the loss of food produced was limited to less than one day of production. We are not aware of any evidence that any customer, supplier or employee data had been compromised or misused as a result of the Cyberattack. Since the Cyberattack, we have been working to improve our cybersecurity posture in order to minimize our risk and attack surface. We have identified good practices we had in place before the Cyberattack, and we have identified and completed items and actions that were needed to remediate.

Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could disrupt our operations, subject us to civil and criminal penalties, have a negative impact on our reputation, expose us to liability to our suppliers, customers, other third parties or government authorities and increase our cyber-security protection and remediation costs. Any of these developments could have an adverse impact on our business, financial condition and results of operations. In addition, if our supply chain cybersecurity is compromised as a result of third-party action, employee error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our business may be harmed and we could incur significant liabilities. We mitigate this risk by having a diversified supply chain. There can be no assurance that we will be able to prevent all of the rapidly evolving forms of increasingly sophisticated and frequent cyber-attacks. Moreover, our efforts to address network security vulnerabilities may not be successful, resulting potentially in the theft, loss, destruction or corruption of information we store electronically, as well as unexpected interruptions, delays or cessation of service, any of which would cause harm to our business operations. The vulnerability of our systems and our failure to identify or respond timely to cyber incidents could have an adverse effect on our operations and reputation and expose us to liability or regulatory enforcement actions.

The loss of members of our senior management or our inability to attract and retain qualified senior management personnel could have an adverse effect on us.

Our ability to maintain our competitive position depends in large part on the performance of our senior management team, mainly because of our business model and our acquisition strategy. As a result of factors such as strong global economic conditions, we may lose key employees or face problems hiring qualified key employees. In order to retain key employees, we may have to make significant changes in our compensation policy to remain competitive, which would increase our costs. There is no assurance that we will succeed in attracting and retaining qualified senior management personnel. Also, decisions in any administrative proceedings involving our current managers may prevent them from remaining in their positions at our company. The loss of the services of any member of our senior management or our inability to attract and retain qualified personnel could have an adverse effect on us.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2023, we had approximately 270,000 employees worldwide. Certain of these employees are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements. We may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to us. In addition, any new agreements may be for shorter durations than our historical agreements. Moreover, additional groups of currently non-unionized employees may seek union representation in the future. If we are unable to negotiate acceptable collective bargaining agreements, we may become subject to union-initiated work stoppages, including strikes. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

We and our third-party vendors have experienced increased labor shortages at some of our production facilities and other locations. Several factors have had and may continue to have adverse effects on the labor force available to us and our third-party vendors, including government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and work authorization. Labor shortages and increased turnover rates within the Company and our third-party vendors have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity and could result in downtime of our production facilities. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation for any of the foregoing reasons could have a material adverse impact on our operations, results of operations, reputation, liquidity or cash flows.

The consolidation of a significant number of our customers could adversely affect our business.

Many of our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products that are generally sold at lower prices. In addition, in periods of economic uncertainty, consumers tend to purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our higher margin products or a shift in our product mix to lower margin offerings. Because of these trends, we may need to lower prices or increase promotional spending for our products. The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition and results of operations.

Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours.

Our direct controlling shareholders are J&F and JBS Participações, which are in turn wholly owned by our ultimate controlling shareholders, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S.A. and related companies. Mr. José Batista Sobrinho, the founder of JBS S.A. and the father of our ultimate controlling shareholders, serves as the Vice-Chairman of JBS S.A.’s board of directors and has served on the JBS S.A. board of directors since 2007. Mr. Wesley Mendonça Batista Filho, who is the son of Mr. Wesley Mendonça Batista and the grandson of Mr. José Batista Sobrinho, serves as the Chief Executive Officer of JBS USA since May 2023, and has served as an executive officer of JBS S.A. since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos. He also serves on the board of directors of various JBS Group companies. In addition, Mr. Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon, an Australian salmon processing company acquired by JBS S.A. in 2021. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, JBS Group companies or affiliates. In February 2024, they were appointed to fill vacancies on the board of directors of PPC.

As further described elsewhere in this annual report (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” and “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of certain payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

In 2020, J&F, JBS S.A., and our ultimate controlling shareholders (the “Respondents”) also entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to improve anti-bribery and anti-corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties. Also in 2020, J&F reached a plea agreement with the DOJ in which J&F pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty. The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ. Since 2017, JBS S.A. and J&F have implemented numerous and material changes to their anti-corruption compliance policies intended to detect and prevent illicit payments and conduct throughout their operations, including the introduction of new policies and practices and the hiring of experienced professionals who have a track record of building effective compliance programs, all as further detailed in “Information about JBS S.A.—Compliance Program.” In addition, the terms of the above-referenced agreements with Brazilian authorities, the SEC and the DOJ provide strong disincentives to any violation of their terms. Our management and leadership teams are strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that new and improved policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In addition, our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also have an interest in pursuing new business opportunities through other companies which they own instead of us. Any of these transactions could result in conflicting interests between us and the other companies in which our ultimate controlling shareholders own. We cannot assure you that we will be able to address these conflicts of interests or others in an impartial manner.

There can be no assurance that the future actions or decisions of our direct controlling shareholders and our ultimate controlling shareholders will not impact our company and our prospects in ways that differ from your interests.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.

In 2017, following disclosures of certain payments made to Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. For more information about the facts and circumstances underlying these agreements, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders.” The Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement have resolved the Brazilian and U.S. criminal legal exposure of JBS S.A, J&F and our ultimate controlling shareholders related to the conduct that was the subject of the Leniency Agreement. We are, and our ultimate controlling shareholders are and J&F have informed us that they are, in compliance with all of their applicable financial and non-financial obligations pursuant to the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement. A breach of any of these agreements could have an adverse effect on us.

In addition, our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, in which CVM has made final decisions. JBS S.A. and Seara (a subsidiary of JBS S.A.) were party to one of these proceedings. For more information about these investigations, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders—Other Investigations and Proceedings.”

As a result of the above-mentioned matters, the reputation of our direct controlling shareholders, our ultimate controlling shareholders and JBS S.A. has suffered and may continue to suffer. To the extent that the negative reputational impact of these events continues into the future, if pending investigations and proceedings are not resolved favorably to JBS S.A. and our ultimate controlling shareholders, or if future events or actions give rise to new investigations or proceedings, our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, we may be materially negatively affected.

Furthermore, we cannot guarantee that negative news and publicity (whether or not factually accurate) will not be released in the future that involve our company, JBS S.A., our direct controlling shareholders or our ultimate controlling shareholders. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient. Actions or allegations (whether grounded or unfounded) regarding actions taken by third parties, including our direct controlling shareholders, our ultimate controlling shareholders, or our suppliers or partners, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and partners and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects.

Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks.

Individuals or organizations can use media platforms to publicize inappropriate or inaccurate stories or perceptions about the food production industry or our company. Such practices could cause damage to the reputations of our company, our ultimate controlling shareholders and/or the food production industry in general. This reputational damage could adversely affect our business, financial condition and results of operations.

Regulators, stockholders, customers and other interested parties have focused increasingly on the environmental, social and governance (“ESG”), practices of companies. This has led to an increase in regulations and may continue to cause us to be subject to additional regulations in the future. Our customers or other interested parties may also require us to implement certain procedures or standards that they perceive to be ESG-friendly before doing or continuing to do business with us. Also, the U.S. government has increased its focus on market dynamics within the meat industry. The U.S. government has inquired with the meat processing industry on matters such as market pricing to end consumers and the relationship between meat processors and the farming community. Increased attention on ESG-related practices could cause us to incur additional compliance costs, divert management attention from operating our business, impair our access to capital among certain investors and subject us to litigation risk for disclosures we make and practices we adopt regarding these issues. This in turn could have a material adverse effect on our business, financial condition and results of operations.

Investor advocacy groups, investment funds and other influential investors are increasingly focused on our business practices and policies, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain. Increased compliance costs related to these matters could result in material increases to our overall operational costs. In any event, our business practices may not meet the standards of all of our stakeholders and, accordingly, advocacy groups may campaign for further changes. Even if we do not agree with the positions of such advocacy groups or other influential parties, the perception of our failure to adapt to or comply with their demands, or to respond to investor or stakeholder expectations and, could negatively impact us.

Our business and reputation could be materially adversely impacted by an increased regulatory burden and the impact of actions by governmental entities, advocacy groups and other stakeholder actions to the extent that such actions call into question our business practices and policies. See also “—Risks Relating to the Markets in Which We Operate—Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions.”

Risks Relating to the Markets in Which We Operate

Deterioration of global economic conditions could adversely affect our business.

Our business may be adversely affected by changes in global economic conditions, including changes in GDP, inflation, interest rates, availability of capital, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions. Any such changes could adversely affect the demand for products both in domestic and international markets, or the cost and availability of our needed raw materials, including cooking ingredients and packaging materials, thereby adversely affecting our financial results.

Disruptions in credit and other financial markets and deterioration of global economic conditions could:

●	adversely affect global demand for protein products, which could result in a reduction of sales, operating profit and cash flows;

●	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

●	cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our debt agreements to the extent we may seek them in the future;

●	impair the financial condition of some of our customers and suppliers; and

●	decrease the value of our investments.

In addition, inflation, which has significantly risen, has and may continue to increase our operational costs, including labor costs and grain and feed ingredient costs, and continued increases in interest rates in response to concerns about inflation may have the effect of further increasing economic uncertainty and heightening these risks. As a result, instability and weakness of the U.S. and global economies, including due to the effects caused by disruptions to financial markets, inflation, recession, high unemployment, geopolitical events and other effects caused by the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, and the negative effects on consumers’ spending, may materially negatively affect our business and results of operations. A prolonged period of reduced consumer spending could have an adverse effect on our business and our results of operations.

Our exports pose special risks to our business and operations.

Exports account for a significant portion of our net revenue, representing 25.3% of our net revenue for the year ended December 31, 2023. Exports subject us to risk factors that are outside our control in our principal sales markets, including:

●	changes in foreign currency exchange rates;

●	deterioration of economic conditions;

●	imposition of tariffs and other trade and/or health barriers;

●	exchange controls and restrictions to exchange operations;

●	strikes or other events that may affect ports and transportation;

●	compliance with different foreign legal and regulatory regimes; and

●	trade barriers.

For example, between May 21 and May 31, 2018, Brazil suffered an extensive nationwide trucking strike. With trucks stopped and blocking highways, supplies of fuel, food and medical supplies ceased being delivered to distribution points. The stoppage began to subside on May 27, 2018, after representatives of the trucking industry and the Brazilian government reached an agreement.

Our future financial performance will depend significantly on economic, political and social conditions in our principal operating and sales markets. Negative consequences relating to these risks and uncertainties could jeopardize or limit our ability to transact business in one or more of those markets where we operate or in other developing markets and could materially adversely affect us.

We are subject to ordinary course audits by regulatory authorities in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations.

As a global company, we are subject to ordinary course audits by regulatory authorities in the jurisdictions where we operate, including audits currently being conducted by applicable tax authorities in Brazil, Australia and the United Kingdom. The resolution of these audits remains uncertain, and we have not established any reserves for any potential liability relating to these or any other audits. It is possible that we could, in the future, incur unanticipated tax liabilities arising from these or any other audits, which could adversely impact our financial condition and results of operations.

In addition, we are subject to taxation in numerous countries, states and other jurisdictions. Tax laws, tax treaties, regulations, and administrative practices or their interpretation in various jurisdictions, including the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting that has been agreed to by many of the countries in which we operate, may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law.

Furthermore, in Brazil, the income tax exemption on dividend distribution and interest applicable under current legislation may be reviewed and, in the case of interest on shareholders’ equity (juros sobre capital próprio) be prohibited, have its taxation increased in the future, including the modifications in its calculation basis such as recent changes introduced by Law No. 14,789/2023 (that, among other modifications, prevented the inclusion of the Tax Incentive Reserve in such calculation basis as of January 1, 2024), which may impact the net amount to be received by our shareholders.

If such changes were to be adopted or if the tax authorities in the jurisdictions where we operate were to challenge our application of relevant provisions of applicable tax laws, our financial condition and results of operations could be adversely affected.

We are exposed to emerging and developing country risks.

Our operations in emerging and developing countries are subject to the customary risks of operating in these countries, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy.

In Brazil, for example, the federal government frequently intervenes in the economy and its actions to control inflation and other regulations and policies have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports, among others. Due to our exposure in Brazil, these factors could affect us more than our competitors with less exposure to such emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors.

Such factors could affect our results by causing interruptions to operations, by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. These circumstances could adversely impact our business, results of operations and financial condition.

Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action.

We face risks related to the ongoing Russia-Ukraine war that began in February 2022. The impact of the ongoing war and sanctions will not be limited to businesses that operate in Russia and Ukraine and may negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. Moreover, Russia’s suspension of the Black Sea Grain Initiative in June 2023 may further pressure on trade flows in the region. The continued volatility in the global markets, in part, as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. Our business may be impacted by the increase in energy prices and the availability of energy during the winter months. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers.

Finally, there may be increased risk of cyberattack as a result of the ongoing conflict. We have not seen any new or heightened risk of potential cyberattacks since the outbreak of the Russia-Ukraine war. See “—Risks Relating to Our Business and Industries—We depend on our information technology systems, and any failure of these systems could adversely affect our business” for additional information.

Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities.

Our business is exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and commodities prices. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism and may adversely impact our results of operation. Also the use of hedge instruments may ultimately limit our ability to benefit from favorable commodity prices.

Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries.

Livestock production and trade flows are significantly affected by government policies and regulations. Government policies affecting the livestock industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on livestock products, can influence industry profitability, the use of land resources, the location and size of livestock production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Our plants and products are subject to periodic inspections by federal, state and municipal authorities, such as the USDA, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal— SIF) and the Australian Quarantine Inspection Service, and to comprehensive food regulation, including controls over processed food. Our operations are subject to extensive regulation and oversight by state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of its products, including food safety standards. Our failure to comply with such regulations may result in a need to recall products or in fines or other sanctions imposed by such authorities. Our exported products are often inspected by foreign food safety authorities, and any violation discovered during these inspections may result in a partial or total return of a shipment, partial or total destruction of the shipment and costs due to delays in product deliveries to our customers. For more information about the regulations to which our operations are subject, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Government policies in the jurisdictions in which we operate may adversely affect the supply of, demand for and prices of livestock products, restrict our ability to do business in existing and target domestic and export markets and could adversely affect our results of operations. Import tariffs and/or other mandates imposed by the current presidential administration in the United States could potentially lead to a trade war with other foreign governments, and could significantly increase the prices on our products exported from the United States, such as pork and chicken. The U.S., EU or other countries could impose trade restrictions that would restrict or prevent us from exporting beef from Brazil. Such changes in regulations, or restrictions or bans on beef exports, could be imposed in connection with a desire by regulators to curb deforestation in the Amazon region. See “Item 4. Information on the Company—B. Business Overview—Regulation—Cattle and Grain Supply Chains and Deforestation.”

Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions.

Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the handling, treatment and disposal of waste and remediation of soil and groundwater contamination. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.” Failure to comply with these requirements could have serious consequences for us, including criminal, civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity. Our activities may also be affected by future international agreements entered into force to protect the environment.

In general, environmental laws and regulations have become increasingly stringent over time. As a result of possible new environmental requirements, increasingly strict interpretation or enforcement thereof or other unforeseen events, we may have to incur additional expenses and divert management attention from operating our business in order to comply with such environmental rules and regulations, which may adversely affect our available resources for capital expenditures and other purposes, increase our costs and expenses, and, as a result, reduce our profit. For example, in March 2024 the SEC published its final rules to enhance and standardize climate-related disclosures, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, climate-related risks and attestation requirements. We are currently assessing the impact of the new rules, including compliance phase-in dates, but at this time, we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules. However, we may incur increased costs relating to the assessment and disclosure of climate-related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our future results of operations and financial condition.

Health and environmental impact of animal-based meat consumption could negatively impact consumer demand for our animal-based products.

Consumer interest in plant-based proteins, particularly among millennial and younger generations, has been driven in part by a growing perception of the adverse health and environmental impacts of animal-based meat consumption. Consumers have access to unprecedented levels of information disseminated via the internet and social media channels, and global awareness of these issues may grow and could potentially have a negative impact on consumer demand for our animal-based meat products.

Natural disasters, climate change, climate change regulations, adverse weather conditions and greenhouse effects may adversely impact our operations and markets.

There is a growing political and scientific consensus that emissions of greenhouse gases (“GHG”), continue to alter the composition of the global atmosphere in ways that are affecting the global climate. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition and liquidity. Natural disasters, fire, bioterrorism, pandemics, drought, changes in rainfall patterns or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with our operations due to power outages, fuel shortages, damage to our production and processing plants, disruption of transportation channels or increases in the price of livestock and animal feed ingredients, among other things. Furthermore, if heat waves and droughts occur with greater frequency and intensity in locations where we maintain livestock, we may have to incur additional expenses to maintain livestock in suitable conditions or move it to other locations. Any of these factors could have a material adverse effect on our financial results, either individually or in the aggregate.

We are subject to legislation and regulation regarding climate change, and compliance with related rules could be difficult and costly. Concerned parties in the countries in which we operate, such as government agencies, legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. We could incur increased energy, environmental and other costs and capital expenditures to comply with existing or new GHG limitations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change, which may also impact our image. In addition, certain of our debt instruments contain certain sustainability performance targets of JBS S.A., JBS USA or PPC relating to GHG emissions. A failure by us to achieve these sustainability performance targets would not only result in increased interest payments under relevant financing arrangements, but could also harm our reputation, all of which could have a material adverse effect on our results of operations, financial condition and liquidity. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds.”

Furthermore, growing attention on the environmental and climate change impact of beef production, in particular, could lead (1) to legislative or regulatory actions aimed at reducing the greenhouse gas emissions of cows that could materially increase the production cost of beef or (2) to changes in customer preferences and overall demand for beef that would materially affect consumption of our products.

Efforts to comply with immigration laws and/or the introduction of new immigration legislation could make it more difficult or costly for us to hire employees, as well as have a material adverse effect on our operations and subject us to civil or possible criminal penalties.

Immigration reform continues to attract significant attention among the public and governments in the markets in which we operate, including the United States. If new immigration legislation is enacted or further changes in immigration or work authorization laws could increase our compliance and oversight obligations, which could subject us to additional costs and potential liability and make our hiring process more burdensome, and could potentially reduce the availability of prospective employees. Additional labor costs and other costs of doing business could have a material adverse effect on our business, operating results and financial condition. In addition, despite our efforts to hire only persons legally authorized to work in the jurisdictions in which we operate, we are unable to ensure that all of our employees are persons legally authorized to work. No assurances can be given that enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business. Moreover, efforts by governmental authorities in enforcing the law may occur, including civil or possible criminal penalties, and we may face shortages of personnel or interruptions in our operations in one or more plants, resulting in an adverse impact on our business.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Brazil Clean Company Act.

We are subject to a number of anti-corruption laws, including, without limitation, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and the Brazil Clean Company Act.

The FCPA and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or improperly providing anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or keeping business and/or other benefits. Some of these laws have legal effect outside the jurisdictions in which they are adopted under certain circumstances. The FCPA also requires maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives.

The U.K. Bribery Act is broader in scope than the FCPA in that it directly prohibits commercial bribery (i.e. bribing others than government officials) in addition to bribery of government officials and it does not recognize certain exceptions, notably for facilitation payments, that are permitted by the FCPA. The U.K. Bribery Act also has wide jurisdiction. It covers any offense committed in the United Kingdom, but proceedings can also be brought if a person who has a close connection with the United Kingdom commits the relevant acts or omissions outside the United Kingdom. The U.K. Bribery Act defines a person with a close connection to include British citizens, individuals ordinarily resident in the United Kingdom and bodies incorporated in the United Kingdom. The U.K. Bribery Act also provides that any organization that conducts part of its business in the United Kingdom, even if it is not incorporated in the United Kingdom, can be prosecuted for the corporate offense of failing to prevent bribery by an associated person, even if the bribery took place entirely outside the United Kingdom and the associated person had no connection with the United Kingdom. Other jurisdictions in which we operate have adopted similar anti-corruption, anti-bribery and anti-kickback laws to which we are subject. Civil and criminal penalties may be imposed for violations of these laws.

The Brazil Clean Company Act provides that bribery, among other acts against the public and foreign administration, is illegal and subjects companies involved in these wrongdoings to severe penalties. Companies are subjected to strict liability, with the result that the existence or absence of intent or negligence is irrelevant. In case a company is found to be in violation of the Brazil Clean Company Act’s provisions, it may suffer the imposition of administrative sanctions in the form of a fine that can range from 0.1% to 20% of its gross revenue in the year before the initiation of the administrative proceeding leading to the imposition of sanctions. Companies may also be subject to judicial sanctions, such as: loss of assets, rights or profits directly or indirectly obtained from the wrongdoing; partial suspension or interdiction of its activities; compulsory dissolution of the legal entity; and prohibition from receiving incentives, subsidies, grants, donations or loans from public financial institutions. Furthermore, companies may be subject to reputational penalties, such as having their name included in the National Register of Punished Enterprises. According to the Brazil Clean Company Act, related, controlling and controlled companies as well as companies that are part of a consortium are jointly liable for the penalties, but limited to damages and fines.

The Code of Conduct and Ethics, adopted by JBS S.A. in May 2018 requires our employees or third-parties acting on behalf of JBS S.A. to not make any kind of payments to public or private entities or individuals in order to obtain undue advantages. We operate in some countries which are viewed as high risk for corruption. Despite our ongoing efforts to ensure compliance with the FCPA, the U.K. Bribery Act, the Brazil Clean Company Act and similar laws, there can be no assurance that our directors, officers, employees, agents, representatives, third-party intermediaries and the companies to which we outsource certain of our business operations, will comply with those laws and our anti-corruption policies, and we may be ultimately held responsible for any such non-compliance. If we or our directors or officers violate anti-corruption laws or other laws governing the conduct of business with government entities (including local laws), we or our directors or officers may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities.

The Brazilian government frequently intervenes in the country’s economy and occasionally implements significant political and regulatory changes. Government actions to control inflation and other regulations and policies have involved, among other measures, increases or decreases in interest rates, changes in fiscal policy, price control, currency depreciations and appreciations, capital controls, import limits, among other actions. Our activities, as well as our financial condition and results of operations, may be adversely affected by changes in government policies and regulations involving or affecting factors such as:

●	monetary policy and interest rates;

●	exchange controls and restrictions on international remittances;

●	exchange rate fluctuations;

●	tax changes;

●	liquidity of the Brazilian financial and capital markets;

●	interest rates

●	inflation;

●	shortage of energy;

●	fiscal policy.

Uncertainties related to the possibility that the Brazilian government may implement future policy and regulatory changes that involve or affect the factors mentioned above, among others, may contribute to a scenario of economic uncertainty in the country and high volatility in the domestic securities market, as well as securities issued by Brazilian companies abroad. This uncertainty and other future events affecting the Brazilian economy, as well as other measures taken by the government, may adversely affect our operations and operational results.

We cannot predict whether or when new fiscal, monetary and exchange policies will be adopted by the Brazilian government, or even whether such policies will in fact affect the country's economy, operations, financial condition or our results.

Economic and political crises in Brazil may have a material adverse effect on our business, operations and financial condition.

Brazil has been affected by economic instability caused by different economic and political events in recent years, causing a decrease in gross domestic product and affecting supply (investment levels and increase in the use of technology in production, among others) and demand (employment levels and income, among others). As a result, the uncertainty over the Brazilian government’s ability to achieve the economic reforms necessary to improve public accounts and the economy in general has led to a reduction in market confidence in the Brazilian economy and aggravated the domestic political environment. The Brazilian economy is still influenced by government policies and actions that, if not successful or well implemented, may affect the operations and financial performance of companies, including ours. In the past few years, the Brazilian political environment experienced intense instability due principally to the exposure of a corruption scheme involving various politicians, including highly-ranked politicians, which led to the impeachment of the former president of Brazil and lawsuits against her successor and others. In October 2022, Brazil held elections for President, senators, federal deputies and state deputies. The leading candidates in the Presidential race were incumbent Jair Bolsonaro and former President Luiz Inácio Lula da Silva, representing distinctly opposing political ideologies. Former President Luiz Inácio Lula da Silva was elected President. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy, and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours. Political and economic instabilities may result in a negative perception of the Brazilian economy and an increase in the volatility of the Brazilian capital markets, which can also adversely affect our business. Any recurrent economic instability and political uncertainty may adversely affect our business and have a material adverse effect on us.

Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees

We are not prohibited from incurring significantly more debt.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings. If we are unable to repay or refinance our current or non-current loans and financings as they mature, this would have a material adverse effect on our financial condition. The terms of the indentures and other contracts governing our existing debt permit us to incur significant additional indebtedness in the future, including secured debt. We may borrow additional funds to fund our capital expenditures, working capital needs or other purposes, including under the JBS USA Senior Unsecured Revolving Facility (as defined in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Material Indebtedness”) or to fund future acquisitions. In addition, under the terms of our indentures and other contracts governing our existing debt, we are also permitted to incur significant additional short-term or long-term indebtedness, and our consolidated debt levels could increase. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

The Co-Issuers’ and the Parent Guarantors’ obligations to repay secured debt, and the obligations of JBS USA’s non-guarantor subsidiaries to repay their debt and other liabilities will have priority over the Co-Issuers’ obligations under the JBS USA Registered Notes and the Parent Guarantors’ obligations under their guarantees of the JBS USA Registered Notes.

The JBS USA Registered Notes and the guarantees thereof are senior unsecured obligations and are effectively subordinated to the Co-Issuers’ and Parent Guarantors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of JBS USA’s non-guarantor subsidiaries, including JBS USA’s Australian subsidiaries. The indentures governing the JBS USA Registered Notes permit us to incur a significant amount of additional secured debt.

In addition, the JBS USA Registered Notes will be effectively subordinated to the claims of JBS USA’s livestock suppliers under the Packers and Stockyards Act of 1921, as amended, which grants to those suppliers preferential treatment as creditors. See “Item 4. Information on the Company—B. Business Overview—Regulation—North America.”

JBS USA’s subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to JBS USA, whether by dividends, loans, advances or other payments. The ability of subsidiaries to pay dividends and make other payments to JBS USA depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations and the provisions of agreements to which they are or may become a party.

The effect of this subordination to secured debt described in the first paragraph of this risk factor is that if a Co-Issuer or a Parent Guarantor is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any debt under the Co-Issuer’s or a Parent Guarantors’ secured debt, the Co-Issuers’ assets and those of the Parent Guarantors that secure such debt will be available to pay obligations on the JBS USA Registered Notes only after all debt under such other secured debt has been paid in full from those assets. The effect of the structural subordination described in the first paragraph of this risk factor is that the non-guarantor subsidiaries of JBS USA and JBS S.A. will not be obligated to make any payments on the JBS USA Registered Notes, and, therefore, all of their obligations, including trade payables, will effectively rank senior to the JBS USA Registered Notes. The Co-Issuers and the Parent Guarantors may not have sufficient assets remaining to pay amounts due on any or all of the JBS USA Registered Notes then outstanding. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business.

Certain of our other debt agreements contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Such debt agreements restrict, among other things, our ability to:

●	incur additional indebtedness;

●	create liens on or sell our assets;

●	pay dividends on or redeem capital stock;

●	make restricted payments;

●	create or permit restrictions on the ability of subsidiaries to pay dividends or make other distributions;

●	enter into transactions with affiliates; and

●	engage in mergers, consolidations and certain dispositions of assets.

In addition, certain of our credit facilities require us and certain of our subsidiaries to maintain specified financial ratios and tests which may require that we or they take action to reduce debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests.

We may not meet those ratios and tests, and our creditors may not waive any failure to meet those ratios and tests. A breach of any of these covenants or failure to maintain these ratios would result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facility could result in an event of default under our indentures and/or other debt agreements. If an event of default under a credit facility were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under the indentures governing the JBS USA Registered Notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

Obligations under the JBS USA Registered Notes and the related guarantees will be subordinated to certain statutory liabilities.

Under the laws of the jurisdiction of organization of JBS USA, JBS Luxembourg Company and the Parent Guarantors, obligations under the JBS USA Registered Notes will be subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of JBS USA, JBS Luxembourg Company and the Parent Guarantors under the JBS USA Registered Notes.

The indentures governing the JBS USA Registered Notes provide for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.

If certain conditions are met, the Parent Guarantors will be released from their guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent.” Moreover, we may substitute JBS USA for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Substitution of the Company.” Alternatively, if certain conditions are met, we may release JBS USA Food Company as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer.”

As a consequence of any release of any guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. In addition, following any release of any guarantees of the JBS USA Registered Notes or the release of JBS USA Food Company as an issuer, the applicable guarantors that have their guarantees released may continue to guarantee certain of our other outstanding debt and/or JBS USA Food Company may continue to be an issuer of certain of our other outstanding notes, and the JBS USA Registered Notes would effectively be subordinated in right of payment to such outstanding debt. Moreover, a substitution of JBS USA as an issuer or a release of JBS USA Food Company as an issuer could have adverse tax consequences to holders of the JBS USA Registered Notes.

Restrictions on the movement of currency out of Brazil and changes in the foreign exchange policy of Brazil may impair the ability of holders of the JBS USA Registered Notes to receive interest and other payments on the JBS USA Registered Notes in respect of the guarantee provided by JBS S.A. In addition, judgments of Brazilian courts enforcing JBS S.A.’s obligations under its guarantee would be payable only in Brazilian reais.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed in the future, would impair or prevent the conversion of interest payments on the JBS USA Registered Notes from Brazilian reais into U.S. dollars and the remittance of U.S. dollars abroad to holders of the JBS USA Registered Notes. The Brazilian government may take similar measures in the future.

Under Brazilian regulations, Brazilian companies are not required to obtain authorization from the Brazilian Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of the JBS USA Registered Notes. We cannot assure you that these regulations will continue to be in force at the time we are required to perform our payment obligations under the guarantee. If these regulations are modified and an authorization from the Brazilian Central Bank is required, we would need to seek an authorization from the Brazilian Central Bank to transfer the amounts under the guarantee out of Brazil or, alternatively, make such payments with funds held by us outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations under the guarantee, we would not be required to discharge our obligations in a currency other than Brazilian reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantee would be expressed in Brazilian reais. We cannot assure you that this amount in Brazilian reais will afford you full compensation of the amount sought in any such litigation.

Brazilian bankruptcy laws may be less favorable to you than U.S. bankruptcy and insolvency laws.

If JBS USA is unable to pay its indebtedness and JBS S.A. fails to pay its obligations under the guarantee that guarantees any such indebtedness, then we may become subject to bankruptcy proceedings in Brazil. Brazilian bankruptcy law is significantly different from, and may be less favorable to creditors than, the bankruptcy law in effect in the United States. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the JBS USA Registered Notes may be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which collection or enforcement proceedings are started against us or (3) the execution date of the respective agreement. Consequently, in the event of our bankruptcy in a liquidation proceeding, all of our debt obligations, including the guarantee, that are denominated in foreign currency will be converted into Brazilian reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. However, in a reorganization proceeding under Brazilian bankruptcy law, all of our debt obligations, including the guarantee, that are denominated in foreign currency will remain in foreign currency, unless the parties agree otherwise. In addition, creditors of certain of the guarantors may hold negotiable instruments or other instruments governed by local law that grant rights to attach the assets of such guarantors at the inception of judicial proceedings in the relevant jurisdiction, which attachment is likely to result in priorities benefitting those creditors when compared to the rights of holders of the JBS USA Registered Notes.

You may find it more difficult to enforce your rights against JBS USA, JBS Luxembourg Company and the Luxembourg guarantor than you would if they were a U.S. corporation.

JBS USA, JBS Luxembourg Company and the Luxembourg guarantor are organized in Luxembourg, and the corporate laws of Luxembourg govern their formation documents and corporate affairs. The rights of JBS USA, JBS Luxembourg Company and the Luxembourg guarantor and the responsibilities of JBS USA’s, JBS Luxembourg Company’s and the Luxembourg guarantor’s management are different from those for corporations established under the statutes and judicial precedents of the United States. You may find it more difficult to protect your interests against actions by JBS USA, JBS Luxembourg Company, the Luxembourg guarantor and their managers or directors, as applicable, than you would if JBS USA, JBS Luxembourg Company and the Luxembourg guarantor were U.S. corporations. Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Certain individual members of JBS USA’s, JBS Luxembourg Company’s and the Luxembourg guarantor’s board and management may reside outside the United States. Because the assets of JBS USA, JBS Luxembourg Company and the Luxembourg guarantor, certain of their subsidiaries and the assets of certain directors or managers are outside the United States, any judgment obtained in the United States against us or such persons may not be collectible within the United States. JBS USA, JBS Luxembourg Company and the Luxembourg guarantor have appointed JBS USA Food Company as their agent to receive service of process in any action against it in any federal court or court in the State of New York in connection with the JBS USA Registered Notes, the guarantees of the JBS USA Registered Notes and the indentures governing the JBS USA Registered Notes. JBS USA, JBS Luxembourg Company and the Luxembourg guarantor have not given consent for such agent to accept service of process in connection with any other claim. We have been advised by Luxembourg counsel to JBS USA, JBS Luxembourg Company and the Luxembourg guarantor that judgments of non-Luxembourg courts for civil liabilities predicated upon the securities laws of countries other than Luxembourg, including U.S. securities laws, may be enforced in Luxembourg, but enforcement is subject to a number of requirements.

Luxembourg bankruptcy laws may be different than U.S. and other bankruptcy and insolvency laws.

If JBS USA, JBS Luxembourg Company or the Luxembourg guarantor are unable to pay their indebtedness, including their respective obligations under the JBS USA Registered Notes or the guarantees, then JBS USA, JBS Luxembourg Company and the Luxembourg guarantor may become subject to bankruptcy or reorganization proceedings in Luxembourg. Luxembourg bankruptcy law is significantly different from, and may be less favorable to creditors than, the bankruptcy law in effect in the United States.

Judgments of Luxembourg courts enforcing our obligations would be payable only in euros.

If proceedings are brought in the courts of Luxembourg seeking to enforce JBS USA’s and JBS Luxembourg Company’s obligations under the JBS USA Registered Notes, JBS USA and JBS Luxembourg Company would not be required to discharge their obligations in a currency other than euros. Any judgment obtained against JBS USA and JBS Luxembourg Company in Luxembourg courts in respect of any payment obligations would be expressed in euros. We cannot assure you that this amount in euros will afford you full compensation of the amount sought in any such litigation.

Payments by JBS USA under the JBS USA Registered Notes may be subject to taxes in Luxembourg.

An investment in the JBS USA Registered Notes involves a number of complex tax considerations. Holders should consult their tax advisors as to the particular tax consequences in relation to investing, holding and disposing the JBS USA Registered Notes in light of their particular circumstances.

Certain guarantees will be subject to certain limitations on enforcement and may be limited by applicable law or subject to certain defenses that may limit the validity and enforceability.

The guarantors will guarantee the payment of the JBS USA Registered Notes on a senior basis. Each guarantee will provide the relevant holders of the JBS USA Registered Notes with a direct claim against the relevant guarantor. However, the indentures governing the JBS USA Registered Notes provide for general and local law specific limitation language to the effect that relevant guarantees and relevant security interests granted (as well as any other obligation, liability or indemnification under the indenture or any related finance document) will be limited in order to take into account corporate benefit, fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, capital maintenance, liquidity maintenance or similar laws as well as regulations or defenses affecting the rights of creditors generally, for example by limiting the maximum amount that can be guaranteed by the relevant guarantor with respect to the aggregate obligations and exposure of the guarantor or by limiting the enforceability of the relevant guarantee.

JBS USA may be unable to repurchase the JBS USA Registered Notes if we experience a change of control.

JBS USA is required by the indentures governing the JBS USA Registered Notes, in the event of certain changes in the control of JBS USA that results in a ratings decline to offer to purchase all of the outstanding JBS USA Registered Notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest and special interest, if any, to the date of repurchase. Our failure to repay holders tendering their notes upon a change of control that results in a ratings decline will result in an event of default under the JBS USA Registered Notes. A change of control that results in a ratings decline or an event of default under the JBS USA Registered Notes would result in an event of default under the JBS USA Senior Unsecured Revolving Facility, among other debt facility agreements, which may lead to an acceleration of the debt under those facilities, which in turn could lead to an acceleration under the indentures governing the JBS USA Registered Notes, requiring us to pay all such outstanding debt immediately. We may not have funds available to repurchase the JBS USA Registered Notes upon the occurrence of a change of control that results in a ratings decline or to repay our other debt. In addition, future debt that we incur may limit our ability to repurchase the JBS USA Registered Notes upon a change of control that results in a ratings decline or require us to offer to redeem that debt upon a change of control. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Change of Control.”

The book-entry registration system of the JBS USA Registered Notes may limit the exercise of rights by the beneficial owners of the JBS USA Registered Notes.

Because transfers of interests in the global notes representing the JBS USA Registered Notes may be effected only through book entries at DTC and its direct and indirect participants (including Clearstream Luxembourg and Euroclear), the liquidity of any secondary market in the JBS USA Registered Notes may be reduced to the extent that some investors are unwilling to hold the JBS USA Registered Notes in book-entry form in the name of a DTC direct or indirect participant. The ability to pledge interests in the global notes may be limited due to the lack of a physical certificate. In addition, beneficial owners of interests in global notes may, in certain cases, experience delay in the receipt of payments of principal and interest, since the payments will generally be forwarded by the paying agent to DTC, which will then forward payment to its direct and indirect participants, which (if they are not themselves the beneficial owners) will then forward payments to the beneficial owners of the global notes. In the event of the insolvency of DTC or any of its direct and indirect participants in whose name interests in the global notes are recorded, the ability of beneficial owners to obtain timely or ultimate payment of principal and interest on global notes may be negatively affected.

A holder of beneficial interests in the global notes will not have a direct right under the JBS USA Registered Notes to act upon any solicitations that we may request. Instead, holders will be permitted to act only to the extent they receive appropriate proxies to do so from DTC or, if applicable, DTC’s direct or indirect participants. Similarly, if we default on our obligations under the JBS USA Registered Notes, holders of beneficial interests in the global notes will be restricted to acting through DTC, or, if applicable, DTC’s direct or indirect participants. We cannot assure holders that the procedures of DTC or DTC’s nominees or direct or indirect participants will be adequate to allow them to exercise their rights under the JBS USA Registered Notes in a timely manner.

We cannot assure you that the credit ratings for the JBS USA Registered Notes will not be lowered, suspended or withdrawn by the rating agencies.

The credit ratings of the JBS USA Registered Notes may change. Such ratings are limited in scope, and do not address all material risks relating to an investment in the JBS USA Registered Notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the JBS USA Registered Notes.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

JBS S.A. is a corporation (sociedade anônima) organized under the laws of Brazil and registered with the Brazilian corporate taxpayers’ registry (CNPJ/ME) under registration number 02.916.265/0001-60. JBS S.A. was registered as a corporation on April 4, 2006 for an indefinite duration.

JBS S.A.’s headquarters are located at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd Floor, CEP 05118-100, in the City of São Paulo, State of São Paulo, Brazil, and our phone number is (+55 11) 3144-4000.

History and Development

Overview

We were founded in 1953 by Mr. José Batista Sobrinho, who began by operating a small slaughterhouse in the City of Anápolis, in the State of Goiás, Brazil, with a daily slaughtering capacity of five head of cattle. Since the earliest days of our founding, Mr. José Batista Sobrinho developed techniques and know-how that were crucial to the initial success of the business. As the business and Mr. José Batista Sobrinho’s family grew, our founder took great care to pass down this know-how, as well as the values and culture that drive the results of the business, to the subsequent generations.  In spite of the massive global growth that the company has experienced over the decades, JBS S.A. has held onto the know-how, culture and understanding of the protein business that propelled its early growth. In fact, Mr. José Batista Sobrinho’s legacy helps to support the company even today, as he serves as the Vice-Chairman of JBS S.A.’s board of directors.  We believe that the continuity and consistency of Mr. José Batista Sobrinho’s original vision is a significant driver of our success over the past seven decades.

Following the company’s founding in 1953, Mr. Batista Sobrinho successfully expanded the operations organically, from a single slaughterhouse in Goiás to a daily slaughtering capacity of approximately 500 head of cattle as of 1970.  Even as the company grew, Mr. José Batista Sobrinho focused consistently on the need to pass down the company’s culture, technique and know-how to the next generation, in order to ensure the long-term success and growth of the business. As a result, our ultimate controlling shareholders have spent the entirety of their careers working within the company that their father founded and have dedicated themselves to helping it grow into the multinational leading protein company that it is today.

By 1998, the company had expanded to slaughtering capacity to 5,800 head of cattle per day. In order to more adequately address the needs of the rapidly growing business, on December 10, 1998, the company began operations under the name Friboi Ltda. in 1999, which quickly became a recognized brand in the Brazilian consumer market, representing high-quality fresh packaged beef. In 2006, the company changed its name to JBS S.A., adopting a corporate structure as a sociedade anônima that was better suited to the size and complexity that it had achieved. It continued using the “Friboi” brand, as part of a growing portfolio of consumer brands.

In 2007, our ultimate controlling shareholders led the company to the next phase of its corporate evolution, through JBS S.A.’s initial public offering of common shares in Brazil, resulting in the offering and sale of 150,000,000 common shares for total net proceeds of R$1,152.0 million.  In 2010, JBS S.A. completed a follow-on equity offering of 200,000,000 common shares for total net proceeds of R$1,562.5 million.

Also in 2007, we acquired the U.S. meat packer Swift & Company for approximately US$1.5 billion. This acquisition represented our first major expansion into the United States and represented a key initial step in a new phase of our corporate development marked by significant growth through acquisitions, both in Brazil and abroad, a strategy led by our ultimate controlling shareholders.

We successfully integrated Swift into our operations and in 2009, on the heels of the successful Swift deal, we acquired a majority stake in PPC, one of the largest chicken processors in the United States, with operations in Mexico and Puerto Rico. As the result of subsequent purchases, as of the date of this annual report, we own approximately 83% of PPC’s total capital stock.  We financed the 2009 acquisition of PPC through an issuance of JBS S.A. convertible debentures for total proceeds of approximately US$2.0 billion. BNDESPar purchased substantially all of these convertible debentures, which were cancelled in May 2011 following another capital raise, whereby BNDESPar acquired approximately 19.85% of JBS S.A.’s total capital stock at the time.  As of March 15, 2024, BNDESPar owned 20.81% of JBS S.A.’s total capital stock. For more information about JBS S.A.’s principal shareholders, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

Since our acquisitions of Swift and PPC, we continued to grow through acquisitions, as well as organically, throughout the world. As evidenced by our success in integrating these major acquisitions, our leadership team and ultimate controlling shareholders have a decades-long track record of growth and expansion, while at the same time maintaining the culture of hard work, operational efficiency and leveraging market opportunities for growth, and know-how dating back to our founding by Mr. José Batista Sobrinho. Some of our recent acquisitions, which have helped us to expand into the leading worldwide protein company that we are today, include:

●	In 2013, we acquired rights and equity interests in certain companies that comprised Marfrig Global Foods S.A.’s Seara Brasil poultry and pork business units. In addition to increasing JBS S.A.’s presence in the poultry and pork sectors in Brazil, the acquisition of Seara represented JBS S.A.’s first major expansion into the processed food products sector.

●	From 2014 to 2017, we completed various acquisitions that enhanced our geographic and product diversification and increased our production capacity for value-added and branded food products, including Tyson Foods’ poultry operations in Brazil and Mexico and the global operations of Primo Smallgoods Group, a leader in the Australian and New Zealand markets for processed food products such as ham, sausages and bacon.

●	In 2015, we acquired companies that comprised Marfrig’s United Kingdom-based “Moy Park” business, for a purchase price of approximately US$1.5 billion. As a result of the Moy Park acquisition, we expanded our operations in Europe, including our portfolio of processed and high value-added products, as well as poultry processing, with 13 food processing and manufacturing units in the UK, France, Holland and Ireland and over 12 thousand employees. The acquisition represented an important step towards our expansion strategy in Europe.

●	In 2015, we also acquired Cargill’s pork business in the U.S., for US$1.5 billion. The transaction added to JBS USA Pork two hog processing facilities, five feed mills, and four breeding units located in the States of Arkansas, Illinois, Iowa, Missouri, Oklahoma and Texas.

●	In 2017, we acquired GNP for US$357 million. GNP is a vertically integrated poultry business based in St. Cloud, Minnesota. Through the GNP acquisition of a portfolio of certified organic, natural product lines, we further strengthened our strategic position in the U.S. chicken market.

●	Also in 2017, we acquired Plumrose USA from Danish Crown A/S for an aggregate purchase price of US$230 million, which included five prepared foods facilities, including one in Elkhart, Indiana, two in Council Bluffs, Iowa, one in Booneville, Mississippi, and one in Swanton, Vermont, and two distribution centers in South Bend, Indiana, and Tupelo, Mississippi, respectively. This acquisition marks the continuation of our strategy of expanding our portfolio of branded, prepared foods, and the strengthening of our customer base and geographical distribution in the U.S. Plumrose USA offers an array of prepared foods including bacon, hams, sliced deli meats and cooked ribs.

●	In 2019, PPC acquired Tulip Limited, a leading integrated prepared foods supplier with fresh, value-added and branded operations in the United Kingdom, from Danish Crown A/S, for an aggregate purchase price of £290.0 million (equivalent to approximately US$369.3 million converted using the foreign exchange rate as at December 31, 2023).

●	Since 2020, we completed various additional strategic acquisitions, including our acquisition of Huon Aquaculture Group, Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania. Set forth below under “—Recent Acquisitions” is a summary of the material acquisitions we have completed since 2021.

We believe that the combination of our culture, as originally established by Mr. José Batista Sobrinho and passed down to the second- and third-generation leadership, including our ultimate controlling shareholders, our know-how and expertise in the protein industry dating back 70 years, our proven track record of organic growth and growth by integrating complex international acquisitions, position our company well for continued growth and success.

Recent Acquisitions

Since 2009, through acquisitions and organic growth, we have increased our production capacity and product offerings in South and North America and expanded our production capacity to Australia and Europe. We currently operate a diversified global platform through which we offer fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers around the world. Below is a brief summary of certain other material acquisitions that we have entered into since 2021.

Vivera Business Acquisition

On April 15, 2021, JBS USA entered into an agreement with the shareholders of Vivera Topholding BV (“Vivera”) to acquire all of the issued and outstanding shares of capital stock of Vivera. Vivera is the third-largest manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries, with relevant market share in the Netherlands, the United Kingdom and Germany. The Vivera Business Acquisition includes three production facilities and a research and development center located in the Netherlands. The purchase price for the Vivera Business Acquisition was €341.0 million (equivalent to approximately US$376.6 million converted using the foreign exchange rate as at December 31, 2023), subject to working capital adjustments at the time. The Vivera Business Acquisition was completed on June 17, 2021.

Pilgrim’s Food Masters Acquisition

On June 17, 2021, PPC entered into an agreement to acquire the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The PFM specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021 for £695.3 million (equivalent to approximately US$885.4 million converted using the foreign exchange rate as at December 31, 2023), subject to working capital adjustments at the time.

Rivalea Acquisition

On June 8, 2021, we announced that JBS Australia had executed an agreement to acquire Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a leading hog breeding and processing business in Australia (the “Rivalea Acquisition”). The Rivalea Acquisition was completed on January 4, 2022 for a preliminary purchase price of AUD$158.8 million (equivalent to approximately US$108.4 million converted using the foreign exchange rate as at December 31, 2023).

Huon Acquisition

On August 6, 2021, JBS S.A. announced it had executed an agreement for JBS Australia to acquire Huon Aquaculture Group Ltd. (“Huon”), an Australian salmon aquaculture company. Huon is Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania. The Huon acquisition closed on November 17, 2021 for a preliminary purchase price of AUD$413.0 million (equivalent to approximately US$281.9 million converted using the foreign exchange rate as at December 31, 2023).

Sunnyvalley Acquisition

On October 15, 2021, Swift Prepared Foods, a consumer packaged goods company and indirect subsidiary of JBS USA announced that it had executed an agreement to acquire Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale customers under the Sunnyvalley brand, for US$94.0 million. The Sunnyvalley Acquisition was completed on December 1, 2021.

King Acquisition

On December 13, 2021, JBS S.A. announced it had executed an agreement to acquire King’s Group (“King”), a global producer of bresaola with a presence in both Italy and the United States, for €82.0 million (equivalent to approximately US$90.6 million converted using the foreign exchange rate as at December 31, 2023). The King Acquisition strengthened our position in the production and distribution of Italian meat specialties, placing us among the leaders in the production of Italian salumeria. The King Acquisition was completed on February 4, 2022.

TriOak Business Acquisition

On December 2, 2022, JBS USA acquired the TriOak Foods (“TriOak”) business for US$235.7 million. TriOak is an American pork producer and grain marketer. In acquiring the TriOak business, JBS USA ensures access to a consistent supply of premium pork, strengthening its ability to provide high-quality pork products. JBS USA has served as the exclusive customer of TriOak market hogs since 2017.

Simplification of Corporate Structure

On December 6, 2023, JBS USA Finance, Inc. (a former co-issuer of the JBS USA Registered Notes) was dissolved.

On December 7, 2023, JBS Holding Luxembourg S.à r.l. (a former parent guarantor of the JBS USA Registered Notes) was dissolved.

On December 13, 2023, JBS Luxembourg Company S.à r.l. (formerly known as JBS Luxembourg S.à r.l.) entered into supplemental indentures relating to the JBS USA Registered Notes, pursuant to which it became a co-issuer of the JBS USA Registered Notes.

On December 22, 2023, JBS USA Lux S.A. merged into JBS USA Holding Lux S.à r.l., with JBS USA Holding Lux S.à r.l. being the surviving entity, and JBS USA Holding Lux S.à r.l. became a co-issuer of the JBS USA Registered Notes.

The Corporate Restructuring and the Proposed Equity Transaction

Proposed Corporate Restructuring and Dual Listing

On July 12, 2023, JBS B.V., a wholly-owned Dutch subsidiary of JBS S.A. (to be renamed “JBS N.V.” upon its future conversion from a Dutch a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited liability company (naamloze vennootschap)), publicly filed a registration statement on Form F-4 with the SEC (including any amendment, modification, or supplement thereto, the “Equity Registration Statement”) to register an offering of Class A common shares, par value €0.01 per share, of JBS N.V. (“JBS N.V. Class A Common Shares”) to be issued to holders of common shares of JBS S.A. (“JBS S.A. Common Shares”), initially in the form of Brazilian Depositary Receipts (“BDRs”), and which may be converted into Class B common shares, par value €0.10 per share, of JBS N.V. (“JBS N.V. Class B Common Shares,” together with the JBS N.V. Class A Common Shares, “JBS N.V. Common Shares”) through December 31, 2026 (the “Proposed Equity Transaction”). This Proposed Equity Transaction is part of a proposed corporate restructuring of the JBS Group (the “Corporate Restructuring”) that will result in listing the JBS N.V. Class A Common Shares on the New York Stock Exchange (“NYSE”) and the JBS N.V. BDRs on the B3 and JBS S.A. becoming an indirect wholly-owned subsidiary of JBS N.V.

Currently, JBS S.A. Common Shares are listed on the Novo Mercado listing segment of the B3 and JBS S.A. American Depositary Shares (“ADSs”) trade over-the-counter in the U.S. Upon completion of the Corporate Restructuring, we expect to delist the JBS S.A. Common Shares from the B3. In addition, JBS S.A.’s sponsored Level 1 ADS program, pursuant to which JB S S.A.’s ADSs have been issued, will be terminated prior to the completion of the Corporate Restructuring. If the Corporate Restructuring is completed, JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V., holders of JBS S.A. Common Shares will become shareholders of JBS N.V., and the JBS S.A. Common Shares will no longer be publicly traded. In this document, references to “JBS N.V.” are meant to include JBS B.V. prior to its renaming and conversion into a Dutch public limited liability company.

The purpose of the Corporate Restructuring, including the Proposed Equity Transaction, is to create a corporate structure that allows us to better reflect our global presence and diverse international operations and implement our growth strategy, which we expect will allow us to improve our rating indices and maximize shareholder value. As an NYSE-listed company, we expect to improve our access to funding sources and enhance our ability to raise financing to support our operations and fund growth, as well as lower our cost of capital. The business of JBS N.V. and its consolidated subsidiaries following the completion of the Corporate Restructuring will be the same as the business of JBS S.A. and its consolidated subsidiaries immediately prior to the Corporate Restructuring.

The consummation of the Corporate Restructuring is subject to several conditions. No assurances can be made that the conditions will be satisfied or that the Corporate Restructuring will be completed as outlined herein or at all. The Equity Registration Statement may be amended as necessary to reflect changes to the proposed structure of the Corporate Restructuring, including the Proposed Equity Transaction.

The Equity Registration Statement has been publicly filed with the Securities and Exchange Commission but has not yet become effective. No securities pursuant to the Equity Registration Statement may be sold and no offers to buy be accepted in connection with the Proposed Equity Transaction prior to the time the Equity Registration Statement becomes effective. In addition, the Equity Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the Proposed Transaction in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Equity Registration Statement.

Proposed Steps

The proposed steps of the Corporate Restructuring are as follows:

Step 1: As the first step in the Corporate Restructuring (the “Controlling Shareholder Contributions”), JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. J&F and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa – Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa), a Brazilian investment fund (“FIP Formosa”) indirectly wholly owned by J&F, have entered into a binding and unconditional agreement with JBS N.V., JBS Participações (or “Brazil HoldCo”) and J&F Investments Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“LuxCo”), pursuant to which the parties agreed that the Controlling Shareholder Contributions will occur in two phases: (A) in the first phase: (1) J&F will contribute and transfer a portion of its JBS S.A. Common Shares (or 369,918,510 JBS S.A. Common Shares), and FIP Formosa will contribute and transfer all of its JBS S.A. Common Shares (or 180,010,329 JBS S.A. Common Shares) to Brazil HoldCo in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F and FIP Formosa will contribute and transfer all such shares of Brazil HoldCo to LuxCo; and (3) immediately thereafter, LuxCo will contribute and transfer all such shares of Brazil HoldCo to JBS N.V.; and (B) in the second phase, after approval at the JBS S.A. General Meeting (as defined below) of the Merger of Shares and approval at the Brazil HoldCo General Meeting (as defined below) of the Redemption (1) J&F will contribute and transfer all of its remaining JBS S.A. Common Shares to LuxCo; (2) immediately thereafter, LuxCo will contribute and transfer all such JBS S.A. Common Shares to JBS N.V.; and (3) immediately thereafter, JBS N.V. will contribute and transfer all such JBS S.A. Common Shares to Brazil HoldCo. Following the completion of the Controlling Shareholder Contributions and immediately prior to the second step described below, we expect that LuxCo will hold 241,969,477 JBS N.V. Class A Common Shares and 295,740,472 JBS N.V. Class B Common Shares. The first phase of the Controlling Shareholder Contributions occurred on December 22, 2023, as a result of which, as of the date of this annual report, J&F and Brazil HoldCo are the direct controlling shareholders of JBS S.A. J&F indirectly owns 100% of the total capital stock of Brazil HoldCo, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. The parties have agreed that the second phase of the Controlling Shareholder Contributions shall be completed only after approval at the JBS S.A. General Meeting (as defined below) of the Merger of Shares and approval at the Brazil HoldCo General Meeting (as defined below) of the Redemption. Once the second phase of the Controlling Shareholder Contributions is completed, JBS N.V. will, through Brazil HoldCo, indirectly hold the JBS S.A. Common Shares that are currently held directly by J&F. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step has been and will be subject to the same exchange ratio of one JBS N.V. Common Share for every two JBS S.A. Common Shares that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (each defined below), which will result in each holder of JBS S.A. Common Shares (“JBS S.A. Shareholder”) issued and outstanding on the last day the JBS S.A. Common Shares will trade on the B3 (the “Last Trading Day”), and each holder of JBS S.A. ADSs (“JBS S.A. ADS Holder”) who surrenders their JBS S.A. ADSs after the closing of the Redemption receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or JBS S.A. ADS Holder had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our ultimate controlling shareholders (held indirectly, through LuxCo) may increase substantially in relation to our non-controlling shareholders as a result of the aforementioned steps, depending on the number of JBS N.V. Class A Common Shares converted into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below).

Step 2: As the second and final step in the Corporate Restructuring, subject to approval by a general meeting of shareholders of JBS S.A. (the “JBS S.A. General Meeting”) and a general meeting of shareholders of HoldCo (the “HoldCo General Meeting”), as the case may be, JBS S.A. Shareholders on the Last Trading Day and JBS S.A. ADS Holders who surrender their JBS S.A. ADSs after the closing of the Redemption will receive JBS N.V. Class A Common Shares (and in the case of JBS S.A. Shareholders, initially in the form of BDRs) and a cash dividend in connection with the Proposed Equity Transaction, on the terms defined below:

●	Merger of Shares. Subject to approval at the JBS S.A. General Meeting, a merger of shares (incorporação de ações) under Brazilian law (the “Merger of Shares”) will be implemented pursuant to which every two JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by HoldCo (including by The Bank of New York Mellon, as depositary with respect to the JBS S.A. ADSs (the “JBS S.A. ADS Depositary Bank”)) will be automatically contributed for their book value into Brazil HoldCo in exchange for one newly issued mandatorily redeemable preferred share of Brazil HoldCo (“Brazil HoldCo Redeemable Shares”), as a result of which JBS S.A. will become a wholly-owned subsidiary of Brazil HoldCo. The Brazil HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs.

●	Redemption. Subject to approval by JBS N.V. at a general meeting of the sole shareholder of Brazil HoldCo (the “Brazil HoldCo General Meeting”) and immediately after the implementation of the Merger of Shares, Brazil HoldCo will redeem all of the Brazil HoldCo Redeemable Shares and deliver to each holder thereof (including the JBS S.A. ADS Depositary Bank) one JBS N.V. BDR for every one Brazil HoldCo Redeemable Share held (the “Redemption”). The JBS S.A. ADS Depositary Bank will cause the JBS N.V. BDRs that it receives pursuant to the Redemption to be immediately cancelled for delivery of the underlying JBS N.V. Class A Common Shares, which it will deliver to JBS S.A. ADS Holders upon surrender by those holders of their JBS S.A. ADSs and payment by the JBS S.A. ADS Holders of certain fees to the JBS S.A. ADS Depositary Bank. If any other holder of JBS N.V. BDRs wishes to receive the underlying JBS N.V. Class A Common Shares, that holder must take action to cancel their JBS N.V. BDRs.

●	Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders as of the date of the JBS S.A. General Meeting (including our direct controlling shareholders) and all JBS S.A. ADS Holders as of a record date set by the JBS S.A. ADS Depositary Bank (which may be the date of the JBS SA General Meeting or a later date) will be entitled to receive a cash dividend estimated, at current market conditions, at R$1.00 per JBS S.A. Common Share held. Prior to the closing of the Proposed Equity Transaction, Brazil HoldCo expects to distribute its portion of the cash dividend to JBS N.V., for further distribution to LuxCo.

JBS S.A. Shareholders (and JBS S.A. ADS Holders, through the JBS S.A. ADS Depositary Bank) will have the opportunity to vote on the Proposed Equity Transaction at the JBS S.A. General Meeting. The Merger of Shares and ancillary matters require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs). The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting (including JBS S.A. Common Shares represented by JBS S.A. ADSs). In addition, holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding (defined as all JBS S.A. Common Shares (including JBS S.A. Common Shares underlying JBS S.A. ADSs) except for treasury shares and shares owned by our direct controlling shareholders and their related parties or by directors or officers of JBS S.A.) present at the JBS S.A. General Meeting must approve the delisting of the JBS S.A. Common Shares from the Novo Mercado listing segment of the B3 (the “Delisting”). Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting (including JBS S.A. Free Float Outstanding represented by JBS S.A. ADSs), the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding (including JBS S.A. Free Float Outstanding represented by JBS S.A. ADSs) present at the JBS S.A. General Meeting. Our direct controlling shareholders, who held 48.48% of the issued and outstanding JBS S.A. Common Shares as of March 15, 2024, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if their votes are necessary to reach the minimum required affirmative votes. Otherwise, our direct controlling shareholders will abstain from voting on such matters.

Upon completion of the Proposed Equity Transaction, JBS N.V.’s issued capital will consist of two classes of common shares: (1) JBS N.V. Class A Common Shares; and (2) JBS N.V. Class B Common Shares. In addition, JBS N.V.’s share capital will include conversion shares, with a par value of €0.09 per share (“JBS N.V. Conversion Shares”), introduced solely for the purpose of facilitating a 1:1 conversion of JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares under Dutch law. Currently, there is no public market for the JBS N.V. Common Shares. JBS N.V. intends to apply list the JBS N.V. Class A Common Shares on the NYSE. JBS N.V. also intends to apply to list the JBS N.V. BDRs to be listed for trading on the B3. JBS N.V. will not seek a listing for the JBS N.V. Class B Common Shares or the JBS N.V. Conversion Shares on the NYSE or on any other exchange. The JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares will have the same economic and voting rights, except that JBS N.V. Class B Common Shares will be entitled to 10 votes per share and JBS N.V. Class A Common Shares will be entitled to one vote per share at a general meeting of shareholders of JBS N.V.

Immediately following the completion of the Proposed Equity Transaction:

●	JBS S.A. will be an indirect wholly owned subsidiary of JBS N.V.

●	The business conducted by the JBS Group will be the same as prior to the Proposed Equity Transaction.

●	JBS S.A. Shareholders will become shareholders of JBS N.V. (in some cases, initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares).

●	The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and holders of JBS S.A. ADSs who surrender their JBS S.A. ADSs after the closing of the Merger of Shares and the Redemption (the “Closing Date”). On the Closing Date, our ultimate controlling shareholders will (indirectly, through LuxCo) hold an aggregate number of JBS N.V. Class B Common Shares and JBS N.V. Class A Common Shares that represents the same economic interest in JBS N.V. as they will have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of our ultimate controlling shareholders will increase from 48.48% to 84.85% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024).

●	Our ultimate controlling shareholders will continue to control the JBS Group’s business through their indirect ownership of JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares representing in the aggregate 84.85% of the voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024), which will represent an increase in their aggregate voting power from the 48.48% voting power in JBS S.A. they held as of March 15, 2024. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below) and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.40% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders (as defined below) do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.26% and 90.42% of the aggregate voting power in JBS N.V.

For a period starting on the first trading day of the JBS N.V. Class A Common Shares on the NYSE and ending on December 31, 2026 (the “Class A Conversion Period”), each person entitled to one or more JBS N.V. BDRs at the opening of trading on the first trading day of the JBS N.V. BDRs on the B3 (the “Conversion Record Date”), who is entitled to such JBS N.V. BDRs in connection with the Proposed Equity Transaction, and each JBS S.A. ADS Holder who is entitled to receive the underlying JBS N.V. Class A Common Shares in connection with the Proposed Equity Transaction (each, an “Eligible Shareholder”), may request, after receiving the underlying JBS N.V. Class A Common Shares (having, if needed, first cancelled its relevant JBS N.V. BDRs), to convert all or a portion of such JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares at a ratio of one JBS N.V. Class B Common Share for each JBS N.V. Class A Common Share held. The maximum number of JBS N.V. Class A Common Shares which an Eligible Shareholder may request to convert into JBS N.V. Class B Common Shares equals, in the case of a former JBS S.A. Shareholder, the number of JBS N.V. BDRs to which such Eligible Shareholder is entitled at the opening of trading of the JBS N.V. BDRs on the B3 on the Conversion Record Date (not including any fractional JBS N.V. BDRs received as part of the Proposed Transaction) and, in the case of a former JBS S.A. ADS Holder, the number of JBS N.V. Class A Common Shares that such Eligible Shareholder is entitled to receive from the JBS S.A. ADS Depositary Bank in connection with the Proposed Equity Transaction (the “Maximum Convertible Shares”). Except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below), the maximum number of JBS N.V. Class A Common Shares held by an Eligible Shareholder that may be converted into JBS N.V. Class B Common Shares will be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares (the “Maximum Conversion Rate”).

During the Class A Conversion Period, JBS N.V.’s board of directors will resolve on any conversion requests within 15 business days after the end of each fiscal quarter for any such requests received from Eligible Shareholders during such quarter, provided such requests are deemed satisfactory to the board of directors. With respect to the last quarter prior to the close of the Class A Conversion Period (i.e., the fourth quarter of 2026) (the “Last Conversion Quarter”), the Maximum Conversion Rate will not apply, but if the aggregate number of JBS N.V. Class A Common Shares in respect of which JBS N.V.’s board of directors has received one or more conversion requests during the entire Class A Conversion Period which it deems satisfactory would, if all JBS N.V. Class A Common Shares to which such conversion request(s) pertain(s) would be converted into JBS N.V. Class B Common Shares, cause the number of JBS N.V. Class A Common Shares held by non-controlling shareholders (being at the time of the Proposed Equity Transaction all shareholders of JBS N.V. except LuxCo) divided by the total number of JBS N.V. Common Shares outstanding multiplied by 100% (the “JBS N.V. Free Float Percentage”) on December 31, 2026 to fall below 20% (the “Minimum Free Float”), the number of JBS N.V. Class A Common Shares to which each such conversion request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of JBS N.V. Class A Common Shares converted into JBS N.V. Class B Common Shares does not result in the JBS N.V. Free Float Percentage on December 31, 2026 to fall below the Minimum Free Float. The Maximum Conversion Rate and the Minimum Free Float are intended to maintain a minimum number of JBS N.V. Class A Common Shares outstanding in order to improve the liquidity of the JBS N.V. Class A Common Shares that will trade on the NYSE.

In addition, during the Class A Conversion Period, our ultimate controlling shareholders (through LuxCo) may request to convert all or a portion of the JBS N.V. Class A Common Shares held by LuxCo at 10 a.m. São Paulo time on the Conversion Record Date into JBS N.V. Class B Common Shares at the same ratio of one JBS N.V. Class B Common Share for each JBS N.V. Class A Common Share held. The maximum number of JBS N.V. Class A Common Shares which LuxCo may request to convert into JBS N.V. Class B Common Shares equals the number of JBS N.V. Class A Common Shares held by LuxCo at 10 a.m. São Paulo time on the Conversion Record Date. For the avoidance of doubt, the Maximum Conversion Rate and the Minimum Free Float will not be applicable to conversion requests made by LuxCo, which will be entitled at any time during the Class A Conversion Period to request to convert all or a portion of the JBS N.V. Class A Common Shares held by it on the Conversion Record Date into JBS N.V. Class B Common Shares, since the JBS N.V. Class A Common Shares held by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly-held shares” under the NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V., as that term is generally interpreted for U.S. federal securities law purposes. Any and all JBS N.V. Class A Common Shares not converted into JBS N.V. Class B Common Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will be retained as such by such Eligible Shareholder and/or LuxCo, as the case may be. Following the end of each fiscal quarter, JBS N.V. will disclose to the market the number of JBS N.V. Class A Common Shares that were converted into JBS N.V. Class B Common Shares pursuant to the procedures described above. Following the Class A Conversion Period, JBS N.V. Class A Common Shares will no longer be convertible into JBS N.V. Class B Common Shares. However, JBS N.V. Class B Common Shares may at any time be converted into JBS N.V. Class A Common Shares.

Conditions Precedent

In addition to the necessary corporate approvals, including approval of the Proposed Equity Transaction at the JBS S.A. General Meeting, the material conditions that must be satisfied to complete the Proposed Equity Transaction are set forth below, in chronological order:

Before the JBS S.A. General Meeting is called:

●	The Equity Registration Statement filed with the SEC on Form F-4 shall have become effective prior to the date the JBS S.A. General Meeting is called, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

Before the completion of the Proposed Equity Transaction:

●	JBS N.V. Class A Common Shares shall be approved for listing on the NYSE.

●	JBS N.V. BDRs shall be approved by the CVM and for listing on B3.

None of these conditions may be waived. No assurances can be made that the conditions will be satisfied or that the Corporate Restructuring will be completed as outlined herein or at all. The Equity Registration Statement may be amended as necessary to reflect changes to the proposed structure of the Corporate Restructuring, including the Proposed Equity Transaction.

The Equity Registration Statement has been publicly filed with the Securities and Exchange Commission but has not yet become effective. No securities pursuant to the Equity Registration Statement may be sold and no offers to buy be accepted in connection with the Proposed Equity Transaction prior to the time the Equity Registration Statement becomes effective. In addition, the Equity Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the Proposed Transaction in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Equity Registration Statement.

Risk Factors

The Corporate Restructuring, including the Proposed Equity Transaction, involve risks, some of which are related to the Corporate Restructuring itself and others of which are related to our businesses and to investing in and ownership of JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares and JBS N.V. BDRs. The following is a summary of some of the principal risks related to the Corporate Restructuring and the Proposed Equity Transaction:

The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial.

JBS N.V.’s share capital consists of JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares and JBS N.V. Conversion Shares. The JBS N.V. Conversion Shares are introduced solely for the purpose of facilitating a conversion of JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares under Dutch law. JBS N.V. Class B Common Shares are entitled to 10 votes per share and JBS N.V. Class A Common Shares are entitled to one vote per share at a general meeting of shareholders of JBS N.V. We intend to maintain this dual-class structure for the foreseeable future and have not included a ‘sunset’ provision in JBS N.V.’s articles of association, meaning that under JBS N.V.’s articles of association as these will read on the Closing Date, JBS N.V.’s share capital will include JBS N.V. Class B Common Shares for an indefinite period of time.

Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024, immediately upon completion of the Proposed Equity Transaction, our ultimate controlling shareholders will (indirectly, through LuxCo) hold 100% of the then-outstanding JBS N.V. Class B Common Shares and 29.75% of the then-outstanding JBS N.V. Class A Common Shares, representing 84.85% of the aggregate voting power in JBS N.V., which will represent an increase in their aggregate voting power from the 48.48% voting power in JBS S.A. they held as of March 15, 2024. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.40% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.26% and 90.40% of the aggregate voting power in JBS N.V. In contrast, the aggregate voting power of our non-controlling shareholders may decrease to as little as 9.60% from the 53.74% voting power in JBS S.A. they held as of March 15, 2024. The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling and non-controlling shareholders upon completion of the Proposed Equity Transaction and the Conversion will depend on the percentage of JBS S.A. Common Shares that they hold on the Last Trading Day, the number of JBS N.V. Class A Common Shares that are converted into JBS N.V. Class B Common Shares during the Class A Conversion Period and reconverted into JBS N.V. Class A Common Shares, and any additional issuances of JBS N.V. Common Shares after the Proposed Equity Transaction. Upon completion of the Proposed Equity Transaction, to continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters), our ultimate controlling shareholders must directly or indirectly hold approximately 9% of the total number of JBS N.V. Common Shares outstanding (assuming they directly or indirectly hold 100% of the JBS N.V. Class B Common Shares outstanding).

As a result of the dual-class share structure, our ultimate controlling shareholders are expected to have control or the ability to control significant corporate activities that require a resolution by shareholders at a general meeting of shareholders pursuant to Dutch law and/or JBS N.V.’s articles of association, including:

●	the election, suspension and removal of JBS N.V.’s board of directors;

●	merger, demerger or dissolution of JBS N.V.;

●	issuances of JBS N.V. Common Shares or designating the board of directors to issue shares for a specific period not exceeding five years, provided that the prior or simultaneous approval of the group of holders of JBS N.V. Class A Common Shares is required if such resolution to issue shares or designate the board of directors is detrimental to the rights of the holders of JBS N.V. Class A Common Shares;

●	limiting or excluding pre-emptive rights upon an issue of JBS N.V. Common Shares or designating the board of directors to limit or exclude pre-emptive rights for a specific period not exceeding five years;

●	reducing JBS N.V.’s issued capital by: (1) reducing the nominal value of shares by amending JBS N.V.’s articles of association; or (2) by cancelling shares which JBS N.V. holds in treasury, provided that the prior or simultaneous approval of a group of holders of a specific class of common shares is required if such resolution is detrimental to the rights of the holders of such class of common shares;

●	approving resolutions of JBS N.V.’s board of directors regarding (a) a significant change in the identity or nature of JBS N.V. or the enterprise, including: (1) the transfer of the enterprise or practically the entire enterprise to a third party; (2) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or a subsidiary with any other legal person or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (3) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V., by JBS N.V. or a subsidiary, (b) JBS N.V. entering into a contract, agreement or other instrument, which stipulates that a unilateral and unconditional termination of such contract, agreement or other instrument is subject to (1) a termination notice of at least ninety (90) days, and/or (2) the payment of a penalty, including, but not limited to, fines and take or pay arrangements, (c) JBS N.V. selling uncovered put options and/or call options (i.e. without JBS N.V. holding the asset(s) underlying the option), and (d) the board of directors exercising voting rights with respect to shares held by JBS N.V. in the capital of a subsidiary in respect of such subsidiary entering into a contract, agreement or other instrument, which stipulates that a unilateral and unconditional termination of such contract, agreement or other instrument is subject to (1) a termination notice of at least ninety (90) days, and/or (2) the payment of a penalty, including, but not limited to, fines and take or pay arrangements;

●	amending JBS N.V.’s articles of association;

●	distribution of profits which remain after reservation by the board of directors; and

●	authorizing the board of directors, on JBS N.V.’s behalf, to repurchase shares in the capital of JBS N.V. against consideration, for a specific period not exceeding 18 months.

The foregoing means that, depending on the number of JBS N.V. Class B Common Shares outstanding, a holder of JBS N.V. Class A Common Shares may have no or no significant voting power at a general meeting of shareholders of JBS N.V.

Consequently, upon completion of the Proposed Equity Transaction, JBS N.V.’s Class B shareholders will continue to be in a position to exert significant influence over JBS N.V. The interests of JBS N.V.’s Class B shareholders may differ from the interest of JBS N.V.’s other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of JBS N.V., including transactions in which holders of the JBS N.V. Class A Common Shares might otherwise receive a premium for their shares. In addition, this concentrated control will limit the ability of holders of the JBS N.V. Class A Common Shares to influence corporate matters that they may view as beneficial. This effect will be exacerbated as a result of the dilution of voting power our non-controlling shareholders will experience as a result of the Proposed Equity Transaction. Moreover, JBS N.V.’s dual-class structure could materially adversely affect the value and liquidity of the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs, for the reasons described above.

JBS S.A. may incur debt to pay the Cash Dividend. Repayment of this debt may be made with proceeds of future equity offerings of JBS N.V., which may adversely impact the value of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

JBS S.A. may incur debt to finance a portion of the Cash Dividend. The incurrence of debt by us in connection with or in advance of completion of the Proposed Equity Transaction will not result in adjustments to the exchange ratio, and may impact the value of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs that JBS S.A.’s shareholders receive in connection with the Proposed Equity Transaction. After the Closing Date, JBS S.A. will be a wholly owned subsidiary of JBS N.V., and JBS N.V. may use funds received from JBS S.A. (as dividend, interest on shareholders’ equity or capital reduction) to repay debt. This may prevent distributions or reduce cash available for distributions to shareholders of JBS N.V. Using funds from JBS S.A. or incurring debt may adversely affect our financial condition, JBS S.A.’s capitalization, and our ability to implement our business plan after the completion of the Proposed Equity Transaction. We may issue equity securities in the future and use the proceeds to repay debt incurred. Future equity issuances or conversion of outstanding debt securities into JBS N.V. Class A Common Shares may result in your dilution and impact the value of JBS N.V. Class A Common Shares or JBS N.V. BDRs.

Recent Developments

Civil Proceeding against JBS USA

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. We believe we will be successful in our defense strategy; an opinion shared by our legal advisors.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina. The source of cash for our capital expenditures generally tends to be our own cash flows.

For more information about our capital expenditures for the years ended December 31, 2023, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

JBS S.A.’s website is www.jbs.com.br. Information contained on or obtainable through JBS S.A.’s website is not incorporated into, and does not constitute a part of, this annual report.

B. Business Overview

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Our net income (loss) was US$(131.7) million, US$3.1 billion and US$3.8 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Our Adjusted EBITDA was US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

As of December 31, 2023, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 142,200 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the year ended December 31, 2023, we generated 74.7% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.3% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 53.2% of our net revenue from export sales in the year ended December 31, 2023, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 12.1% of our net revenue from export sales in the year ended December 31, 2023.

Our management uses net revenue, along with Adjusted EBITDA and Adjusted EBITDA Margin, to measure our performance. The following table sets forth some of our financial information for the periods indicated.

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$, except percentages)

Net revenue	72,918.1	72,613.9	65,042.7
Net income (loss)	(131.7)	3,143.5	3,818.6
Net margin (1)	(0.2)%	4.3%	5.9%
Adjusted EBITDA (2)	3,457.9	6,722.0	8,486.4
Adjusted EBITDA margin (3)	4.7%	9.3%	13.0%

(1)	Net margin is calculated by dividing net income by net revenue.
(2)	Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS or as measures of operating cash flows or liquidity. You should rely primarily on our IFRS financial information, and use Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information— Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA.”
(3)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue.

Set forth below is a map showing, by region, the geographic distribution of our more significant brands and percentage contribution to our net revenue for the year ended December 31, 2023, based on destination and origin of sale for the same period.

We have grown our business rapidly through strategic acquisitions and organic growth via a continuous focus on efficient capital investment targeted at high-return opportunities. As set forth in the charts below, we have grown our business from US$38.6 billion in net revenue in 2012 to US$72.9 billion in net revenue in 2023, representing a 5.9% compound annual growth rate (“CAGR”) since 2012, and Adjusted EBITDA (calculated as set forth below) from US$2.2 billion in 2012 to US$3.5 billion in 2023, representing a 4.1% CAGR over the same period of time. To calculate CAGR, we divided the value of the period in question by its value for the earliest comparative period, raised the result to the power of one divided by the number of intervening periods, and subtracted one from the subsequent result.

Description of Business Segments

In order to efficiently manage our global operations, we are organized according to the following seven business segments:

●	Brazil. Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. In 2023, our Brazil segment had net revenue of US$11.1 billion and Adjusted EBITDA of US$469.3 million.

●	Seara. Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. In 2023, our Seara segment had net revenue of US$8.3 billion and Adjusted EBITDA of US$364.5 million.

●	Beef North America. Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe. In 2023, our Beef North America segment had net revenue of US$23.3 billion and Adjusted EBITDA of US$114.2 billion.

●	Pork USA. Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations. In 2023, our Pork USA segment had net revenue of US$7.7 billion and Adjusted EBITDA of US$526.9 million.

●	Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. In 2023, our Pilgrim’s Pride segment had net revenue of US$17.3 billion and Adjusted EBITDA of US$1.5 billion.

●	Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. In 2023, our Australia segment had net revenue of US$6.2 billion and Adjusted EBITDA of US$454.7 million.

●	Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe. In 2023, our Others segment had net revenue of US$893.5 million and Adjusted EBITDA of US$(5.2) million.

For additional information about our reportable segments, see note 25 to JBS S.A.’s audited financial statements and “Item 5. Operating and Financial Review and Prospects –A. Operating Results—Reportable Segments” and “—Description of Main Consolidated Statement of Income Line Items—Net Revenue.” Each segment’s operating profit or loss is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

The following charts set forth the proportion our total net revenue and Adjusted EBITDA by segment for the year ended December 31, 2023.

(1)	Does not consider intercompany eliminations.

Products and Services

We generate the majority of our revenue in each segment from product sales. We sell our products domestically in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. For example, a product sold in the United States would be classified as a domestic sale if produced in one of our plants in the United States or an export sale if produced in another country.

Our range of fresh products includes: fresh and frozen beef and lamb products (including traditional cuts, prime cuts and offal); fresh and frozen pork products (including pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal); and fresh and frozen chicken products (including refrigerated and frozen whole and cut-up chickens, bone-in chicken parts and prepackaged case-ready chickens).

Our range of value-added and branded products includes: value-added and branded beef and lamb products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages); value-added and branded pork products (including ham, trimmings, bacon, sausage and deli and lunch meats); and prepared value-added and branded chicken products (including refrigerated and frozen portion-controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets and patties and bone-in chicken parts).

In addition, we sell prepared food products (including ready-to-eat meals, frozen pizza and lasagna).

We also generate revenue from the services we provide, including cattle hotelling in Australia and hog farming in the United States. Cattle hotelling operations involve the custom housing and feeding of cattle that are owned by third parties in return for fees. While the feedlot operator generally sells the cattle on behalf of the owner (deducting the fees from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle owner, not the feedlot.

Brazil Segment

Products, Sales and Marketing

The majority of our Brazil segment revenues are generated from the sale of fresh beef (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) and value-added and branded beef products (including frozen cooked and pre-cooked beef, beef cubes and consumer-ready products, such as hamburgers).

We sell our Brazil segment products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Our customers include:

●	national and regional retailers (including grocery store chains and independent grocers), wholesale distributors and food processors;

●	international retailers and wholesale distributors (including in China, Hong Kong, the United States, the Middle East, Europe and emerging markets); and

●	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our products through local sales teams and agents and distribute our products both directly from our facilities and through our distribution centers.

We market our Brazil segment products under the brand names “Friboi,” “1953,” “Maturatta” and “Reserva Friboi,” among other brand names.

Raw Materials

The primary raw material for our Brazilian beef processing operations is live cattle. We seek to purchase cattle from ranchers in Brazil generally located within 500 kilometers of one or more of our beef processing plants. The close proximity of our cattle suppliers to our beef processing facilities results in reduced transportation costs and reduces the risk of weight loss and bruising of cattle during transportation.

We enter into livestock purchase agreements with our cattle suppliers, including our affiliates J&F Floresta Agropecuária and JBJ Agropecuária. For more information about our agreement with JBJ Agropecuária, see “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions.” We employ experienced cattle buyers who purchase cattle in the principal cattle raising areas in Brazil. Our buyers are trained to select high quality, disease-free animals, and we constantly monitor their performance. We purchase cattle only from select registered producers, based on rigorous animal selection guidelines. Our cattle suppliers are required to document the quality of their operations and verify that their use of antibiotics and agricultural chemicals complies with industry standards. All cattle that we purchase in Brazil are inspected by officials from the SIF.

Cattle supply and prices are affected by several factors, such as climate, access to capital by cattle raisers and harvest period. The majority of the cattle slaughtered in Brazil is grass-fed.

Facilities

We operate 33 beef processing facilities in Brazil, in the States of Acre, Bahia, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rondônia, São Paulo and Tocantins. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base.

For more information about our Brazil segment processing facilities and processing capacities, see “—D. Property, Plant and Equipment—Operating Facilities—Brazil Segment.”

Seara Segment

Products, Sales and Marketing

The majority of our Seara segment revenues from our chicken operations in Brazil are generated from the sale of value-added and branded chicken products (which may be fully cooked, partially cooked or raw, in addition to breaded and marinated products, including chicken nuggets and patties) and fresh chicken products (including refrigerated and frozen whole chickens, breast fillets and bone-in chicken parts).

The majority of our Seara segment revenues from our pork operations in Brazil are generated from the sale of value-added and branded pork products (including trimmed cuts, marinated products, ham and bacon) and fresh pork products (including fresh and frozen pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal).

We also sell prepared food products (including ready-to-eat meals, frozen pizza and lasagna) under our Seara segment.

We sell these products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Our customers include:

●	national and regional retailers (including grocery store chains, independent grocers and our own retail stores), wholesale distributors and food processors;

●	international retailers and wholesale distributors (including in the Middle East, Europe, Africa, Asia and Latin America); and

●	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our Seara segment products under the brand names “Seara,” “Seara Nature,” “Doriana,” “Seara Gourmet,” “Massa Leve,” “Macedo,” “Frango Caipira Nhô Bento,” “Rezende,” “Excelsior,” “Frangosul,” “LeBon,” “Big Frango,” “Confiança,” “Delícia,” “Primor,” “Gradina,” “Delicata,” “Marba,” “Incrível,” “Seara Turma da Mônica,” among other brand names.

Raw Materials

Chicken

We are a vertically-integrated chicken processor in Brazil and control every phase of the production of our products, including feed mills, hatcheries, incubators, processing plants and distribution centers. We own and raise breeder flocks for the production of hatching eggs. Once hatched, the chicks, or broilers, are transported to independent contract grow-out farms, where they are grown to an age of six to seven weeks. We supply our contract growers with the chicks, feed and veterinary services.

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industries— Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.” We seek to manage certain of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices.

Pork

The primary raw material for our Brazil fresh pork processing operations is live hogs. Our Brazil fresh pork operations are mostly vertically integrated, and we own and raise hogs on feed for use in our own slaughterhouses. The raising of hogs is outsourced to contract farmers under strict supervision and control. We also purchase a small number of hogs from third parties on the spot market. The feed ingredients needed to raise hogs are substantially similar to those used to feed chickens. We generally purchase feed ingredients in the spot market or under forward purchase arrangements priced at market prices upon delivery or with fixed prices. We seek to hedge the feed ingredients we purchase in Brazil through financial instruments traded on the B3 in order to attempt to protect ourselves from price variations between the date of their purchase and the date of their delivery.

Facilities

We operate 30 fresh chicken processing and 25 value-added, branded and prepared foods facilities in Brazil. For more information about our Seara segment chicken processing facilities and processing capacities, see “—D. Property, Plant and Equipment—Operating Facilities—Seara Segment.”

We own and operate eight fresh pork processing facilities in Brazil, located in the States of Mato Grosso do Sul, Rio Grande do Sul, Paraná and Santa Catarina. For more information about our Seara segment pork processing facilities and processing capacities, see “—D. Property, Plant and Equipment—Operating Facilities—Seara Segment.”

As a vertically-integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in Brazil.

Beef North America Segment

Products, Sales and Marketing

The majority of our beef revenues from our operations in the United States and Canada are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). In addition, we sell beef by-products to the variety meat, feed processing, fertilizer and pet food industries. Cattle hides are sold for both domestic and international use, primarily to the clothing and automotive industries. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Following the Vivera Business Acquisition, we also sell plant-based food products in Europe.

We market products under several brand names, including “Swift,” “Swift Premium,” “Swift Angus Select,” “Swift Premium Black Angus,” “Aspen Ridge” and “Miller Blue Ribbon Beef.” Our hallmark brand, Swift, was founded in 1855. We believe that our brands, marketed primarily at the wholesale level, provide a platform for further growth and expansion of our value added and premium program product lines.

We market our products through several channels including:

●	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

●	prepared food companies who use our beef products as a food ingredient for prepared meals, raw materials for hamburger and by-products for pharmaceutical and leather production;

●	the foodservice industry, including foodservice distributors, restaurant and hotel chains and other institutional customers; and

●	international retailers and wholesale distributors (including Japan, Mexico, South Korea and Hong Kong).

Our largest distribution channel is retail. We intend to focus on increasing our direct sales to retail and prepared food customers and to international distribution channels, which we believe are likely to provide the higher margin opportunities over time.

Global Exports

We sell our U.S. and Canadian beef products in more than 60 countries on six continents. The international beef market is divided between the Pacific Block (which includes the United States, Japan, Canada, Mexico and South Korea) and the Atlantic Block (Europe, Africa, the Middle East and South America). This division reflects not only historical and geographical ties but also certain common sanitary criteria.

The Pacific Block prohibits imports of fresh beef from countries or regions where there is still a risk of new outbreaks of FMD and from countries or regions that are FMD-free but implement FMD vaccination programs. However, the Pacific Block permits imports of processed beef (including cooked and pre-cooked products) from these countries.

Most countries of the Atlantic Block permit imports of fresh beef from FMD-free countries that implement FMD vaccination programs. They also recognize that FMD can be eradicated on a regional (as opposed to national) basis in certain countries, including Brazil, which has areas that are FMD-free and have vaccination programs, qualifying them to export fresh beef. Under this regionalization concept, many beef producing regions in Brazil are thus qualified to export fresh beef to countries in the Atlantic Block. Notwithstanding the foregoing, most countries in the Atlantic Block impose import restrictions on beef treated with growth hormones, citing health concerns. Brazil and Argentina have prohibited the use of growth hormones on their cattle.

The United States has been an FMD-free country since the eradication of the disease, and it does not implement vaccination programs. However, the United States treats most of their cattle with growth hormones, and, accordingly, the European Union and several other countries have banned imports of beef from the United States treated with growth hormones.

Raw Materials

The primary raw material for our U.S. and Canadian beef processing plants is live cattle. Vertically integrated beef processors, who own cattle on feed, can be subject to significant financial impact in terms of working capital utilization, since cattle on feed eat in the yards for 90-180 days and do not generate revenue until processed. Since cattle on feed consume feed with a replacement price that is subject to market changes, vertically integrated beef processors have direct financial exposure to the volatility in corn and other feedstock prices. We do not own cattle on feed, and we generally purchase cattle in the spot market or pursuant to market-priced supply arrangements from feedlot operators and, except as described below, typically hold cattle for less than one day before processing. After processing, we sell the beef at spot prices. Because we generally buy cattle at market prices and sell the finished beef product at market prices with just a short time between the purchase and sale, we are not exposed to changing market prices over as great a span of time as vertically integrated processors. As such we are primarily a “spread” operator, and our operating profit is largely determined by plant operating efficiency and not by fluctuations in prices of cattle and beef.

All of our U.S. cattle procurement process is centralized at our headquarters in Greeley, Colorado. We require all of our cattle suppliers to document the quality of their feedlot operations, verify that the use of antibiotics and agricultural chemicals follow the manufacturer’s intended standards and confirm that feed containing animal-based protein products, which have been associated with outbreaks of BSE, has not been used. We have in excess of 3,000 suppliers who supply us with cattle. JBS Packerland’s four processing plants purchase lean Holstein steers and cows and other cattle, primarily from feedyards, auction barns, direct contract relationships with suppliers in close proximity to processing plants and from its existing cattle feeding operations. The close proximity of these plants to most of their suppliers reduces transportation costs, shrinkage and bruising of livestock in transit.

We secure our cattle needs under forward purchase arrangements and on the spot market. Our forward purchase contracts are not fixed price contracts but are priced at market prices upon delivery, thus generally minimizing our exposure to price volatility before delivery.

On March 16, 2018, Pinnacle Arcadia Cattle Holdco, LLC, as supplier, and JBS USA Food Company, as buyer, entered into a live cattle supply agreement, pursuant to which the supplier agreed to exclusively sell, and buyer agreed to purchase, all cattle owned by the supplier and its affiliates to JBS USA Food Company and its affiliates (subject to certain limited exceptions), and the supplier shall guarantee a continuous supply of cattle per week and per year pursuant to minimum and maximum volumes and prices set forth in the agreement, for processing at buyer’s facilities. The term of the live cattle supply agreement is 10 years.

Processing Facilities

We own and operate nine beef processing facilities in the United States and one beef processing facility in Canada. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also own and operate seven value-added and branded facilities in the United States and one in Canada, that are reported in our Beef North America segment and produce consumer-ready beef and pork products for certain customers. We also operate one hide tannery facility in the United States. We also own and operate three plant-based protein processing facilities in the Netherlands that are included in our Beef North America segment. For more information about our beef processing facilities and processing capacities in the United States and Canada, see “—D. Property, Plant and Equipment—Operating Facilities—Beef North America Segment.”

Our facilities utilize modern, highly-automated equipment to process and package beef products, which are typically marketed in the form of boxed beef. We also customize production and packaging of beef products for several large domestic and international customers. The designs of our facilities emphasize worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards. We have equipped our Riverside, California facility to process value-added and branded products, including, for example, the G.F. Swift 1855 brand line of premium beef products. Our Greeley, Colorado; Cactus, Texas; and Grand Island, Nebraska, facilities have been equipped for value-added and branded operations, including slicing, grinding and cubing of beef products for retail and foodservice customers.

Our JBS Packerland facilities are engineered to process both fed cattle and cows. Steers and heifers raised on concentrated rations are typically referred to in the cattle industry as “fed cattle,” and cattle not fed such concentrated rations are usually referred to as “non-fed cattle.” Many beef processing facilities in the United States are engineered to process only cows or only fed cattle. This flexibility enables us to shift operations between fed cattle and cows based upon market availability, seasonal demand and margins. In addition, JBS Packerland facilities are located near major metropolitan areas, resulting in lower freight costs compared to cattle processing plants in other localities. JBS Packerland’s Tolleson, Arizona plant is located near Phoenix, Tucson and Los Angeles; the Plainwell, Michigan plant is located near Chicago and Detroit; the Green Bay plant is located near Milwaukee and Chicago; and the Souderton, Pennsylvania plant is located near Baltimore, Philadelphia and New York. We have also invested in a ground beef operation at the Tolleson plant.

Our food safety efforts incorporate what we believe to be a comprehensive network of leading technologies, such as our MultiCheck process, that minimize the risks involved in beef processing. Two of the elements of MultiCheck are double pasteurization of carcasses prior to chilling and a chilled carcass treatment using organic acid immediately prior to carcass disassembly. SwiftTrace™ is another element we implemented as part of our ongoing commitment to animal and human safety. SwiftTrace™ is a process whereby live animals and finished animal products can be traced backward or forward in the supply chain. This process helps to build confidence from suppliers, customers and consumers in the food supply chain.

Pork USA Segment

Products, Sales and Marketing

The majority of our revenues from our pork operations in the United States are generated from the sale of fresh pork products (including fresh and frozen pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal). We also sell value-added and branded pork products, including hams, bellies and trimmings, which are sold predominantly to prepared food companies who, in turn, manufacture bacon, sausage and deli and luncheon meats. Our remaining sales are derived from by-products and from value-added and branded, higher margin products. Due to the higher margins attributable to value-added and branded products, in recent years we have placed greater emphasis on the sale of moisture-enhanced, seasoned, marinated and consumer-ready pork products to the retail channel and boneless ham and skinless bellies to the prepared food channel. We sell these products in the United States, which we classify as domestic sales, and elsewhere, which we classify as export sales.

We sell our pork products in approximately 30 countries on five continents. Most of our United States pork exports are sold to Asia, Mexico and Canada, since the European Union prohibits the import of animals treated with certain antibiotics and certain growth hormones commonly used in the United States. However, our Worthington, Minnesota pork processing plant is EU-certified and sells a portion of its production to the European Union.

Our JBS USA Pork segment also includes the Sunnyvalley business, a smoked bacon, ham and turkey processing business in the U.S., which we acquired on December 1, 2021 and expanded our presence in the value-added and branded product categories, and TriOak, which we acquired on December 2, 2022, and ensures access to a consistent supply of premium hogs for our pork processing facilities.

We market our pork products through several channels, including:

●	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

●	prepared food companies who use our pork products as a food ingredient for prepared meals, raw materials for sausage manufacturing and by-products for pharmaceutical and leather production;

●	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers; and

●	international retailers and wholesale distributors (including in Japan, Mexico, South Korea and China).

Raw Materials

The primary raw material for our United States pork processing operations is live hogs. We process live hogs in our production facilities and sell the finished products at spot prices. In the United States, the majority of our pork operations are not vertically integrated. Vertically-integrated pork processors, who own hogs on feed, can be subject to significant financial impact in terms of working capital utilization, since hogs on feed stay in yards for approximately 180 days. In addition, since hogs on feed consume feed with a replacement price that is subject to market volatility, vertically-integrated pork processors have direct financial exposure to the volatility in grains and feedstock prices. Because we typically acquire our live hogs within 24 hours of processing, we are not exposed to changing market prices over an extended span of time.

The majority of our live hog supply is purchased from third parties through long-term supply contracts. We employ a network of hog buyers at our processing plants and buying stations to secure our hog supply. These supply contracts are typically two to three years in duration and stipulate minimum and maximum purchase commitments with prices based in part on the market price of hogs upon delivery, with adjustments based on quality, weight, lean composition and meat quality. We purchase our remaining hogs on the spot market at a daily market price with the same general quality and yield grade as we require under our contracts.

We also own and operate nine hog farms in the United States, and we raise approximately 25% of our live hog needs.

Processing Facilities

We own and operate five fresh pork processing facilities in the United States, located in close proximity to major hog growing regions. We also own and operate nine pork only value-added and branded facilities in addition to the seven shared beef and pork value-added and branded facilities described above under “—Beef North America Segment—Processing Facilities—United States and Canada.” For more information about our pork operating facilities in the United States, see “—D. Property, Plant and Equipment—Operating Facilities—Pork USA Segment.”

Our facilities utilize modern, highly-automated equipment to process and package pork products, which are typically marketed in the form of boxed pork. Since July 2007, we have made capital and operational expenditures, including the installation of plate freezers and value-added and branded variety meats capture technology. We believe that these expenditures have enhanced product quality, improved customer satisfaction and increased sales potential. All of our pork facilities produce value-added and branded products, including seasoned and marinated pork items. The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards. Our Worthington, Minnesota pork plant is a European Union-certified facility that enables us to export primal cuts to Europe.

Our food safety task force consists of experts in the field of meat processing, food microbiology and quality assurance, all working together to assure compliance at all stages of the production chain and distribution channels. Our internal programs, policies and standards are designed to exceed both regulatory requirements and customer specifications. Our food safety efforts incorporate what we believe is a comprehensive network of leading technologies, such as our MultiCheck process described above, that minimize the risks involved in pork processing.

Pilgrim’s Pride Segment

Products, Sales and Marketing

North America

The majority of our revenues from our chicken operations in the United States, Mexico and Puerto Rico are generated from the sale of refrigerated whole and cut-up chickens and prepackaged case-ready chicken (including various combinations of freshly refrigerated whole chickens and chicken parts ready for the retail grocer’s fresh meat counter) and prepared chicken products (including refrigerated and frozen portion-controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets and patties and bone-in chicken parts). Our prepared chicken products may be fully cooked, partially cooked or raw and include breaded and marinated products. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

●	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

●	international retailers and wholesale distributors in approximately 120 countries on five continents; and

●	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our North American chicken products under the brand names “Pilgrim’s Pride,” “Pierce,” “Gold Kist Farms” and “Del Dia,” among others.

Europe

Our revenues from our chicken operations in Europe are generated from our Moy Park business, which includes the sale of fresh and frozen, value-added, branded and prepared chicken products. In the United Kingdom, our fresh chicken sales primarily consist of refrigerated and frozen whole chickens, breast fillets and bone-in chicken parts. In the United Kingdom, France and the Netherlands, we produce value-added, branded and prepared chicken products for sale to customers in retail, foodservice, agricultural and international distribution channels. We also sell a range of ready-to-cook, coated and ready-to-eat chicken products to major retailers and large foodservice customers. We maintain a new product development team and an executive chef to continue to develop new ideas for value added products across our range, and share those insights with our customers in order to drive sales. We have included new innovative products in its portfolio every year during the last five years with a growing new product development pipeline.

Our Pilgrim’s Pride segment also includes our U.K. prepared meat and meals products business, which we acquired through PPC’s acquisition of the business of Pilgrim’s Food Masters, the specialty meats business is a leading manufacturer of branded and private label meats, meat snacks and food-to-go products in the U.K. and the Republic of Ireland. We closed the Pilgrim’s Food Masters Acquisition on September 24, 2021.

We have strong brands with high levels of brand recognition in the markets in which such brands are sold, including “Moy Park,” “Castle Lea,” “O’Kane Limited” and the Moy Park’s “Jamie Oliver” range. We believe the development of our brands is important as it provides customers with confidence in the quality and consistency of our products. Brand marketing is focused on establishing our brands through consistent quality and product innovation as well as developing relationships with key customers. We believe that our brands can be expanded throughout Europe, which provides the opportunity to sell higher-margin products in our traditional markets.

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

●	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

●	international retailers and wholesale distributors; and

●	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

Raw Materials

We are a vertically-integrated chicken processor in North America and Europe. We control every phase of the production of our products, including farms (contract, owned, under poultry rearing agreements or under tenancy), feed mills, hatcheries and processing plants. A portion of our broilers are transported to independent contract grow-out farms, where they are grown to an age of approximately five weeks. We supply our contract growers with the chicks, feed and veterinary services.

We typically enter into long-term non-exclusive agreements with some of our suppliers for future physical delivery of feed ingredients at established prices. All of our suppliers are subject to inspection bodies and applicable laws in their area of operations. We have multiple suppliers and we believe a low risk of concentration.

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients.” We try to manage some of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices. Furthermore, in 2012 we began migrating a majority of our North American finished goods sales contracts to cost-plus contracts with certain of our customers and market-based contracts for most of our customers, thereby mitigating our exposure to grain price fluctuations.

Processing Facilities

North America

We own and operate 25 chicken processing facilities in the United States, six chicken processing facilities in Mexico and one chicken processing facility in Puerto Rico. For more information about our chicken processing facilities and processing capacities in the United States, Mexico and Puerto Rico, see “—D. Property, Plant and Equipment—Operating Facilities—Pilgrim’s Pride Segment.”

As a vertically-integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in the United States, Mexico and Puerto Rico.

Europe

We own and operate four fresh chicken processing facilities, two pork processing facilities, one lamb processing facility and two hog farms in the United Kingdom. As a vertically-integrated chicken processor, we also own and operate feed mills and hatcheries in the United Kingdom.

We conduct our value-added and prepared food operations in Europe through 24 processing facilities.

For more information about our chicken, value-added, branded and prepared food processing facilities and processing capacities in the United Kingdom and Europe, see “—D. Property, Plant and Equipment—Operating Facilities—Pilgrim’s Pride Segment.”

Australia Segment

Products, Sales and Marketing

The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork and fish processing facilities in Australia and New Zealand. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

The majority of our beef products are derived from grass-fed cattle. However, we also sell beef products derived from grain-fed cattle, which provide higher quality meat and command a premium price, primarily to Japan.

We also provide cattle “hotelling” services in Australia. We operate several feedlots that provide custom feeds for other producers on an opportunistic basis, with a one-time feeding capacity of more than 150,000 cattle. While the feedlot operator generally sells the cattle on behalf of the owner (deducting any final feed and care costs for fattening the animal and delivering the fattened animal to the meat processor from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle’s owner, not the feedlot.

Our JBS Australia segment also includes Rivalea, a hog breeding and processing business in Australia we acquired on January 4, 2022, and Huon, an Australian salmon aquaculture company we acquired on November 17, 2021. This acquisition expands our presence in Australia as we enter into the salmon business.

Global Exports

Australia is an FMD-free country and does not implement vaccination programs against the disease. It also does not use growth hormones in a small part of its cattle herd and is therefore able to export to any country in the world.

As a result of this division and the sanitary restrictions between the Pacific Block and the Atlantic Block, we believe that our U.S. export operations of fresh beef today do not directly compete with our parent company’s Brazilian and Argentine export operations of fresh beef in our main export destinations. Although JBS S.A. is a large exporter of beef to the European Union, for example, we do not have relevant export volume to the European Union because of its restrictions on beef treated with growth hormones. Consequently, we do not have formal arrangements with JBS S.A. to coordinate our exports in our export markets. However, to the extent that sanitary restrictions change in the future, we could become direct competitors of our parent company in certain export markets.

Raw Materials

The primary raw materials for our Australia and New Zealand processing operations are live cattle, lamb, pork and fish. Our Australian cattle procurement function is focused on efficiently sourcing both grass-fed cattle and feeder cattle for our grain-fed business. Our cattle are primarily sourced from third party suppliers with specific weight and grade characteristics. This process helps ensure that the cattle we source meet our future order requirements.

Processing Facilities

In Australia, we own and operate seven standalone beef processing plants, including the largest and what we believe to be the most technologically advanced facility in that country, one combined beef and lamb processing plant, two standalone lamb processing plants and one other combined beef and lamb processing plant, three pork processing plants and two fish processing plants. We also operate seven value-added facilities and eight retail locations and 35 hog farms in Australia and one value-add facility in New Zealand. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also operate one hide processing facility in Australia. For more information about our beef, lamb and pork operating facilities in Australia and New Zealand, see “—D. Property, Plant and Equipment—Operating Facilities—Australia Segment.”

Since 2007, we have made capital and operational expenditures, including the installation of plate freezers and value-added variety meats capture technology. We believe these expenditures have enhanced product quality, improved customer satisfaction and increased sales potential. We have equipped our facilities to process value-added products and consumer-ready products. Our facilities produce additional value-added products, including seasoned and marinated beef items. The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

All products are subject to stringent animal husbandry and food safety procedures. Our processing plants are subject to extensive regulation and inspection by the Australian government, through the Australian Quarantine Inspection Service (“AQIS”), the Australian equivalent of the USDA. Our Australian processing plants are currently in compliance with all AQIS international customer requirements. Our Dinmore and Beef City facilities are European Union-certified facilities, which enable us to export primal cuts to Europe. Our feedlots provide a clean and scientific feeding regimen to ensure that safe grain-fed products are delivered to our customers.

Others Segment

Our Others segment includes our global leather business, our Italian value-added and branded beef business and our trading companies.

We operate several hide tanneries around the world, including: one in Argentina, one in Uruguay, one in Mexico, one in Portugal, one in Vietnam and one in Italy.

Distribution and Transportation

Our distribution and transportation network enables us to sell our products throughout the world and is fundamental to our strategy of expanding into new markets and consolidating our safe and high-quality services in markets in which we already operate. We continue to seek innovative solutions to accomplish this mission. Our distribution network consists of distribution centers and sales offices.

The table below sets forth our owned and leased distribution centers by location as of December 31, 2023:

	Owned Facilities	Leased Facilities	Total
Brazil	10	25	33
Mexico	8	14	22
United States	2	1	3
Puerto Rico	—	1	1
Australia	—	7	7
New Zealand	—	1	1
Germany	1	—	1
Total	21	49	68

South America

Our transportation network in Brazil consists of owned and outsourced trucks for distribution and transportation of raw material. We use this fleet to transport raw materials, including cattle, grains and chicken to our processing plants and export finished products to various ports throughout Brazil, as well as other vehicles that serve our direct distribution network of domestic retailers and end consumers.

In order to facilitate export logistics, we have an inland container terminal on land located in Cubatão, São Paulo (near the Port of Santos, the largest port in Latin America), which we purchased in October 2007.

North America

Our transportation network in the United States consists of owned or leased trucks in the United States that are especially equipped to transport raw materials and finished products. We also utilize third-party shipping companies that provide us with additional trucks to transport our raw materials and finished products. Our diesel fuel costs are not significant because fuel costs are generally borne by the customer and are therefore largely “passed through” to the buyer of the finished goods. We do not have long-term contracts to purchase diesel fuel since we purchase most of our fuel for our trucks on the national highway system in truck stops.

Europe

In Europe, we rely on a mix of owned and contractor-operated vehicles to transport live chickens from farms to our primary production sites in specialized humane high-welfare containers. We also rely on a mix of owned and contractor-operated refrigerated vehicles to move partly finished products between our various production sites for further processing. Once processed, our products are chilled or frozen and delivered to our customers. Chilled products typically move from the processing plant to the customer within one to two days.

For deliveries to customers, we outsource distribution using a number of distribution partners, which enables us to make use of a variety of flexible solutions provided by these logistics providers. Certain of our customers are involved in our product distribution process, either by handling all of their own delivery and distribution needs (effectively taking delivery of our products at the factory door) or by acting as contractors to back-haul certain products from Northern Ireland to destinations in Great Britain. In order to mitigate the risks associated with the refrigerated transportation of perishable items, we obtain insurance for loss of goods and we secure contractual provisions transferring some of the risk to haulers. However, we are at times forced to bear certain of these risks ourselves.

Our warehousing operations are predominantly focused at site level, with external cold storage locations available for use, as needed, but with a focus on minimizing their use to reduce costs. A dedicated internal team drives planning for logistical processes to ensure that operations are as low cost but as flexible as possible while maintaining the highest levels of customer service.

Our poultry by-products typically have a longer lag time between processing and delivery to the customer.

Australia and New Zealand

Our distribution network in Australia and New Zealand varies by product type. Our distribution facilities in Australia and New Zealand are strategically located near certain of our processing plants. We also sell our products to foodservice distributors that further distribute our products to restaurants and hotel chains and other customers. These foodservice distributors purchase our products from our processing plants.

Competition

Beef and Pork Industries

The beef and pork sectors are highly competitive in the markets in which we operate. We believe that the main competitive factors in the beef and pork industries are operational efficiency, product availability, quality and cost of raw materials, manpower, price, quality, food safety, product distribution, technological innovation and brand loyalty. Our ability to compete effectively depends on our capacity to compete in these areas. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We face competition in our business, which may adversely affect our market share and profitability.”

In the beef sector, our primary competitors are international beef producers, such as Marfrig and Minerva in Brazil, Tyson Foods, Inc., National Beef Packing Company, LLC and Cargill Inc. in the United States and Teys Bros Pty Ltd. and Nippon Meat Packers Ltd. in Australia. In the pork sector, our primary competitors are Smithfield Foods, Inc., Tyson Foods, Inc., Seaboard Foods and Hormel Foods Corporation in the United States and Cooperativa Aurora—Cooperativa Central Oeste Catarinense Ltda. in Brazil.

In addition, our United States, Canadian and Australian beef operations also compete with our South American beef operations to a limited degree. For example, our Australian operations export to markets in the European Union, Africa and the Middle East, Japan and South Korea, which are markets to which our South American operations also exports. We do not believe our intra-company competition in these markets has a material adverse effect on our current business.

Poultry Industry

The poultry sector is highly competitive in the markets in which we operate. We believe that the main competitive factors in the poultry industry vary in accordance with the market. In the retail market, we believe that competition is primarily based on product quality, brand awareness, client service and price. In the food services market, we believe that competition is primarily based on consistent quality, product development, customer service and price. Our ability to compete effectively depends on our capacity to compete in these areas. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We face competition in our business, which may adversely affect our market share and profitability.”

In the poultry sector, our primary competitors are Tyson Foods, Inc. and Sanderson Farms, Inc. in North America, BRF, S.A. in Brazil and 2 Sisters Food Group in Europe.

Seasonality

Demand

In the beef sector in the United States, seasonal demand for beef products is higher in the summer and autumn months, when weather patterns allow for more outdoor activities. There is typically an increase in the demand for higher value products, such as steaks, during such months. Both the prices for live cattle and packaged beef tend to reach seasonal highs at such times. Because of the increase in consumption and more favorable conditions for the growth and housing of confined animals in the winter months, there are generally more cattle available in the summer and autumn. Seasonal demand in Australia does not fluctuate as much as it does in the United States.

The pork sector in the United States presents similar seasonal cycles, but in different months. The greatest demand for pork occurs from October to March, when the availability of hogs combined with the holidays increase the demand for ham, pork loin and other pork products with greater aggregated value.

We experience no major seasonal fluctuations in demand in our United States, Mexico and Puerto Rico chicken business. Nevertheless, our net revenues have been historically higher in our second and third fiscal quarters, corresponding to the spring and summer in North America and lower in our first fiscal quarter, corresponding to the winter.

Generally, our sales in Brazil are not impacted by seasonality. However, in regards to our chicken segment, we have observed fluctuations in demand whereby our net revenues in Brazil from this segment are historically higher in the first half of the year, coinciding with the summer and fall, and sales volume of certain of our special product lines undergo considerable variation during certain holidays, including Christmas, New Year and Easter. Nonetheless, we believe that such variations do not materially affect our results.

Our chicken and processed food businesses are generally subject to minor seasonal fluctuations in our European division, which includes operations in the United Kingdom, Ireland, France and the Netherlands. While product mix changes seasonally, with certain prepared foods and barbeque items selling in higher volumes during the summer, and certain prepared foods and raw turkeys selling in higher volumes around Christmas, there is generally a continued demand for poultry throughout the year.

Impact of Commodity Prices

Beef, pork and chicken markets are affected by fluctuations in the prices of certain commodities. Our North American beef and pork businesses are indirectly influenced by fluctuations in the prices of feed ingredients since we do not keep or raise our own cattle and we raise only about 25% of our hogs. Instead, our beef and pork businesses are more directly affected by fluctuations in the spot market for beef cattle and hogs in the regions where we buy a significant part of the beef cattle and hogs required for our operations. On the other hand, our North American chicken business is more influenced by fluctuations in the prices of corn and soy meal, which are feed ingredients required for our vertically integrated chicken operations.

A substantial portion of animal feed production used for the growing of chicken in Brazil comes from soy, soy products and corn, and although these costs are denominated in Brazilian reais, the prices of these commodities tend to follow international prices, which in turn, are denominated in U.S. dollars and are influenced by exchange rate fluctuations. As a result, our businesses are heavily influenced by fluctuations in the prices of corn and soy meal, feed ingredients that are necessary for our vertically integrated chicken operations.

Likewise, the fluctuation of commodities prices impacts the prices of raw materials, primarily wheat and soy, used to produce feed for our chicken operations in Europe.

Intellectual Property

Although we hold a number of trademarks that are registered or have been filed and are under analysis with the Brazilian Intellectual Property Office (Instituto Nacional de Propriedade Industrial), the United States Patent and Trademark Office and trademark offices in other jurisdictions, we do not depend on any specific trademark or other form of intellectual property to run our business.

Insurance

We have an insurance program that provides for protection against (1) property damages affecting most of our buildings, furniture, machinery, appliances, products and raw materials caused by fire, lightning, explosion, flooding, electrical faults, landslides, riots, strikes, lock-outs and windstorms, (2) deterioration of goods in refrigerated areas and (3) robbery and theft. We do not currently maintain insurance covering environmental liabilities. Our insurance is renewed annually. We believe that our insurance policies provide suitable coverage for the risks inherent to our operations both in terms of the type of coverage and of the insured amounts. Even though we have insurance policies, there are risks that are not covered, such as war, unavoidable and unforeseen circumstances or the interruption of some activities and losses arising from events that are not insured. If any of these events occur, we may incur significant costs which may have a material adverse effect upon our financial performance and results of operation.

Certain of our subsidiaries offer their employees defined medical and dental benefit, which expose us to actuarial risks. We purchase insurance policies with deductibles for certain losses related to workers’ compensation and casualty and property damage claims. We purchase stop-loss coverage in order to limit our exposure to any significant level of certain claims. We are self-insured for risks relating to environmental liability. Self-insured losses are accrued based upon periodic assessments of estimated settlements for known and anticipated claims.

Compliance Program

Since the execution of the Brazilian Collaboration Agreements and Leniency Agreement in 2017 (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), JBS S.A. and its subsidiaries have made substantial investments in the improvement of their anti-bribery and anti-corruption compliance program (the “ABAC Program”). In particular, the ABAC Program has been structured around the key pillars described below:

●

Leadership and tone at the top. The ABAC Program is overseen by JBS S.A.’s board of directors through reporting from compliance department leadership. Senior professionals with significant legal and compliance experience in government and private practice have been hired to oversee the day-to-day operation of each company’s compliance department. These professionals include a Global Chief Ethics and Compliance Officer and heads of compliance in the United States, Brazil, Australia and the United Kingdom. The leadership teams are supported by dedicated compliance professionals who manage the compliance function. The ABAC Program also is supported by ethics and compliance committees, which have been implemented at JBS S.A., JBS USA and PPC. The committees meet at least quarterly and include senior business leaders or other business unit leaders. The committees address a variety of compliance matters, including assisting with improvements to the ABAC Program, reviewing ethics cases and providing guidance to the compliance departments.

In June 2022, as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S.A. formed the Global Compliance Committee, which is an executive committee comprised of the JBS Chief Ethics and Compliance Officer, JBS S.A. Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Investimentos SA Global Compliance Officer and the Chairman of the JBS S.A. board of directors. The goal of the Global Compliance Committee is to harmonize key compliance-related policy areas in the company’s worldwide business. Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with:

○	advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy;

○	recommending the implementation of policies to be applied globally by all of our companies;

○	helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct, policies and internal controls practices; and

○	preventing, detecting and correcting any ethical, behavioral, and/or any compliance-related deviation.

●	Risk assessment. JBS S.A. has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities. The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls.

●	Policies and procedures. We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk-based policies applicable to our business and the risks that we face. Our policies address the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third parties. Under the guidance of the Global Compliance Committee, we recently adopted a Global Anti-Bribery Anti-Corruption Policy that applies to all of our businesses.

●	Training. Our employees receive training on our Code of Conduct and our policies, including our Global Anti-Bribery and Anti-Corruption Policy. Training is provided at onboarding and periodically thereafter.

●	Ethics line and investigations. We have implemented a global ethics reporting line that is hosted by an independent third party, which allows any interested party to report potential or suspected violations of our code, policies or applicable law on an anonymous basis. We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures. Our Code and policies prohibit retaliation against anyone making a good faith report of a violation of the law or our Code and policies.

●	Third parties. We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk-based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code, third party training and other risk mitigating measures.

●	Communications. We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face. We also periodically host compliance events or participate in company events to promote ethics and compliance priorities.

●	Controls. The ABAC Program includes risk-based controls that have been implemented to mitigate material compliance risks. The controls include KPIs that allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program. Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties.

●	Monitoring. We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities. We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk.

Regulation

Our operations are subject to local, state and federal health and environmental laws and regulations in the jurisdictions in which we operate. The following presents a summary of the regulatory schemes to which we are subject in our most significant jurisdictions.

Brazil

Our Brazilian operations are subject to Brazilian federal, state and local laws and regulations governing environmental licensing, use of water resources, interference in specially protected areas (such as legal reserve areas, indigenous areas, quilombolas communities areas, conservation units, archaeological areas and permanent preservation areas), the discharge of effluents and emissions into the environment, the management and disposal of industrial waste and other environmental protection laws and regulations. The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws. In situations where there is a conflict of rules, the legislation offering greater environmental protection will normally prevail.

Our operations in Brazil are subject to environmental licensing, which is required for potentially polluting activities or those that may in any way cause environmental degradation. Environmental licensing is required for both greenfield and brownfield enterprises.

Environmental licensing is usually comprised of three stages: preliminary, installation and operating licenses. The preliminary license is granted during the preliminary phase of an enterprise or activity, to authorize its location and concept, attesting its environmental feasibility, and establishes the conditions and technical requirements to be complied in further stages of development. The installation license authorizes the facility’s construction in accordance with the specifications stated in the license and/or in the plans, programs and projects approved by the environmental authority. The operating license authorizes the commencement and continuation of operational activities after the fulfillment of the conditions and requirements stated in the installation license. The operating license also establishes conditions and technical requirements that must be fulfilled in order to maintain its validity. These licenses are also required for any significant expansion, amendments of our activities or increase of production capacity.

The renewal of environmental licenses usually must be requested within 120 (one hundred twenty) days before the end of its term of validity in order to automatically extend the validity of the licenses until the environmental authority’s definitive decision on such request. Carrying out a potentially polluting activity without the relevant and applicable environmental license is an administrative violation and a criminal offense, regardless of the legal obligation to repair any environmental damage eventually caused. In the administrative sphere, the legislation in effect authorizes the imposition of fines ranging from R$500.00 to R$10,000,000.00, among other penalties such as warning, embargo, full or partial suspension of the activities and demolition. The sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license.

The Brazilian Federal Constitution provides for three different types of environmental liabilities: civil, administrative and criminal, that may be applied independently and cumulatively.

Civil liability for environmental damage is strict and applies to any individual or legal entity, whether public or private, that directly or indirectly harms the environment, irrespective of fault or intent. The proof of a causal link between the action (or omission) and the damage is enough. Brazilian law also imposes joint and several liability upon anyone who, by virtue of a given activity, facilitates or contributes to environmental damages.

Civil environmental liability in Brazil is also considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys or holds environmentally damaged land will succeed in the liability for the clean-up or recovery and for reparation of potential damage to third parties. Moreover, Federal Law No. 9,605/98 (Environmental Crimes Act) also provides for the possibility of piercing the corporate veil when it is an obstacle to recover damage caused to the environment. As a result, the controlling legal entity can be found liable despite a limited liability legal status. In this situation, shareholders and officers may become personally liable for the damage.

At the administrative level, environmental liability may be assigned through administrative sanctions imposed by the applicable environmental entities. These sanction may lead to: (1) warnings; (2) restriction of rights; (3) suspension or interdiction of the activities; (4) prohibition to contract with the government; (5) suspension of licenses; (6) withdrawal of tax incentives and benefits; and (7) imposition of fines, ranging from R$50.00 to R$50,000,000.00, tailored to the economic capacity and track record of the offender, in addition to the severity of the facts and past performance, with the possibility of these fines being imposed at double or triple rates for repeated offenses. Administrative liability falls on the person engaged in the conduct described as an administrative offense.

Criminal liability is personal, arising directly from the unlawful conduct of the agent. Brazilian law allows criminal liability to be assigned to individual persons, as well as corporate entities. When liability is assigned to corporate entities, the individual persons making the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) may also be penalized to the extent of their culpability. Violators may be subject to criminal penalties, such as imprisonment and/or fines. There is also a possibility of replacement of custodial sentences with restricting rights penalties in specific cases established by law.

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean-up of contaminated soil and groundwater. The existence of contamination represents an environmental liability that may result in civil, administrative and criminal sanctions for the polluter, operator and/or the purchaser of the affected property. We could be liable for (1) the costs involving the remediation of any existing contamination and (2) the restoration of natural resources damaged by any release, among other proceedings requested by the environmental agency. The investigations, remediation and monitoring of contaminated areas generally are time consuming and involve significant costs. In addition to the risk of sanctions in the criminal sphere (imprisonment for up to four years for shareholders, officers or any other person that has been found liable for the offense and assessment of a fine) and administrative sphere (fines ranging from R$5,000.00 to R$50,000,000.00), and the obligation to repair the damage in the civil sphere, the existence of environmental contamination may negatively impact our image.

Our operations in Brazil are subject to extensive regulation and oversight by the Brazilian Ministry of Agriculture (Ministério da Agricultura, Pecuária e Abastecimento) (“MAPA”), the Brazilian National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária) (“ANVISA”), and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Recently, the food safety practices and procedures of the meat processing industry have been subject to increased scrutiny and oversight by MAPA and ANVISA. Each facility in which we operate is subject to prior licensing by state authorities and must provide veterinarian oversight of a veterinarian duly enrolled before the Veterinary Medical Regional Council - CRMV. If we fail to comply with any health laws, to renew licenses or to otherwise comply with any laws regulating our industries, we may be subject to legal and civil liability, including warnings, fines, interdiction, and suspension of permits or licenses, as well as penalties under Law No. 6,437 of August 20, 1977, Decree No. 9,013, of March 29, 2017, and others.

All of our meat processing plants in Brazil are approved by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal—SIF), which regulates the export of animal products and certifies our production facilities. Our animal product exports receive an international health certificate and our transfers in Brazil receive an uncertified transfer form. U.S. and European markets are regulated by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal—SIF), whose controls are stricter. Our quality control measures include the use of on-site laboratories and expert technicians. To meet international health standards, our products are handled in climate-controlled rooms and our freezing and refrigeration chambers are equipped with computerized temperature-control systems. Noncompliance with these health standards may result in the revocation of our licenses or permits or suspension of our operations in addition to any financial liability or reputational damage.

Brazil Deforestation Regulation

In 2012, Brazil enacted a Forest Code (Código Florestal) that regulates land use on private rural lands in Brazil and establishes regulations for the protection of native vegetation in permanent preservation areas, legal reserves, areas of restricted use and other related issues. The Forest Code’s goal is to promote environmental conservation, agricultural production and socioeconomic development.

The Forest Code relies on two types of protection instruments for conservation on private lands: permanent preservation areas and legal forest reserve. The Forest Code relies on a database and environmental management tool called the Rural Environmental Registry, which provides a way to monitor and control deforestation in private landholdings and to determine if there are surplus areas that could be eligible for legal deforestation.

The Forest Code provides some rural landowners greater leniency in cases where native vegetation was illegally clear-cut for agriculture or livestock breeding purposes prior to July 2008. Landowners can enroll in the Environmental Regularization Program in order to take full advantage of the benefits available to them and to help ensure compliance.

North America

Our United States operations are subject to extensive regulation by the United States Department of Agriculture (“USDA”), Environmental Protection Agency (the “EPA”), the Occupational Safety and Health Administration (“OSHA”), and other federal, state and local authorities relating to handling and discharge of industrial waste water, storm water, air emissions, treatment, storage and disposal of agricultural and food processing wastes, handling of hazardous substances, remediation of contaminated soil, surface water and groundwater and the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations. The USDA, EPA, OSHA and/or other U.S. federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations with which we must comply. Such compliance may require us to incur additional capital and operating expenses which may be significant. In order to ensure ongoing compliance with existing environmental laws, rules, and regulations, we must, from time to time, replace, repair, or upgrade existing facilities, equipment, or supplies, which may require us to incur additional capital.

We are also subject to government regulation by the Center for Disease Control, the USDA and the United States Food and Drug Administration (the “FDA”), in the United States. Our processing plants in the United States are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the United States. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities. We anticipate increased regulation by the EPA and various other state agencies concerning discharges to the environment, by the USDA concerning food safety and by the FDA concerning the use of medications in feed.

Our U.S. operations are subject to the U.S. Packers and Stockyards Act of 1921, as amended (“PSA”). This statute generally prohibits meat packers in the livestock and poultry industry from engaging in certain anti-competitive practices. In addition, this statute requires us to make payment for our (i) livestock purchases before the close of the next U.S. business day following the transfer of possession of the livestock we purchase, unless otherwise agreed to by our livestock suppliers and (ii) live poultry before the close of the 15th day following the end of the week that the live poultry was slaughtered, unless otherwise agreed to by our live poultry suppliers. Any delay or attempt to delay payment will be deemed an unfair practice in violation of the statute. Under the PSA, we must hold our cash livestock purchases in trust for our livestock suppliers until they have received full payment of the cash purchase price. The USDA administers the Packers and Stockyards Act regulations which have recently been bolstered by two new rules: the Transparency in Poultry Grower Contracting and Tournaments rule, and the Inclusive Competition and Market Integrity Under the Packers and Stockyards Act rule. Both of these regulations will result in increased scrutiny of our operations and contain additional record keeping and reporting requirements.

Our Canadian and Mexican operations also are subject to extensive regulation by Canadian and Mexican environmental authorities. The Canadian and Mexican federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, will require capital expenditures and operating expenses which may be significant. Our Canadian and Mexican food processing plants and feed mills are also subject to on-site examination, inspection and regulation by Canadian and Mexican governmental agencies that performs functions similar to those performed by the USDA and the FDA. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities.

Many of our facilities handle the treatment and disposal of wastewater, stormwater, and agricultural and food processing wastes, the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor, and dust management, the operation of mechanized processing equipment, and other operations that potentially could affect the environment, health and safety. In addition, some of our facilities have been operating for many years, and were built before current environmental, health and safety standards were imposed and/or in areas that recently have become subject to residential and commercial development pressures. We are upgrading wastewater treatment facilities at a number of our facilities, either pursuant to consent agreements with regulatory authorities or on a voluntary basis in anticipation of future permit requirements. The exact amount of capital expenditures associated with these upgrades, which will be spread over a number of years, is still uncertain but may be material. In addition, many of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability. Some of our properties have been affected by contamination from spills and we and our predecessors have incurred costs to remediate such contamination. We also have voluntarily upgraded some of our facilities to address concerns of local governmental officials and/or our neighbors.

We are also subject to voluntary market withdrawals and recalls of our meat products in the event of suspected contamination or adulteration that could constitute food safety hazards. We maintain a rigorous program of interventions, inspections, and testing to reduce the likelihood of food safety hazards. As a proactive measure, for example, our management team expanded our testing procedures in all of our beef processing plants.

We have, from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We are subject to various risks relating to worker safety.”

Some of our properties have been impacted by contamination from spills or other releases, and we have incurred costs to remediate such contamination. In addition, in the past we have acquired businesses with operations such as pesticide or fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites or third-party disposal sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications.

Increasing efforts to control emissions of GHG are also likely to impact our operations. In the United States, the EPA issued a rule establishing a mandatory GHG reporting system for certain activities, including manure management systems, which exceed specified emission thresholds, and some of our facilities are subject to these reporting requirements. The EPA is regulating GHG emissions through the Clean Air Act. In addition, the State of California and the SEC have enacted climate disclosure rules that will require compliant carbon accounting and reporting.

Australia

Our Australian export beef and lamb operations also are subject to extensive food safety and animal welfare regulation and oversight by the Australian Federal Department of Agriculture, Fisheries and Forestry (“DAFF”), as well as Australian state government environmental authorities. In addition, compliance with the Australian federal government’s Export Meat Inspection Program, a full cost recovery program, requires us to incur significant costs. Additional capital and operating expenses which may be significant are also incurred in relation to ongoing compliance with existing environmental laws, rules, and regulations. We are also required, from time to time, to replace, repair, or upgrade existing facilities, equipment, or supplies in order to meet various regulatory requirements.

Some of our Australian facilities discharge wastewater directly into municipally operated wastewater treatment plants, and if such municipal plants are unable to comply with environmental rules, we may be required to make improvements or operational changes to improve the quality of water being delivered to such facilities, which requires us to incur additional costs. In addition, many of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability.

We maintain a rigorous program of interventions, inspections and testing to reduce the likelihood of food safety hazards.

Australia has a well-established institutional framework to support the conservation and sustainable management of forests administered by the Australian Government Department of Agriculture, Fisheries and Forestry. Forest policy in Australia is developed and implemented at the national, state and territory levels. State and territory governments have primary responsibility for forest management. These laws apply to private and public lands throughout Australia administered by state regulators and associated Council’s. There are defined tree clearing exemptions applicable across Australia as well, however law requires any person clearing native vegetation must hold a permit, unless the clearing is for an exempt purpose.

Increasing efforts to control GHG emissions are being made by Australian federal and state government policies and such efforts are likely to impact our operations. We have developed a plan to address our GHG emissions in Australia, specifically Scope 1 emissions.

Europe and United Kingdom

Our operations in Europe and the U.K. are subject to a number of local, national and regional laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of activities, including:

●	the discharge of pollutants into the air and water;

●	the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling, reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations;

●	noise emissions from our facilities; and

●	safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to: (1) construct or acquire new equipment; (2) acquire or amend permits to authorize facility operations; (3) modify, upgrade or replace existing and proposed equipment; and (4) clean up or decommission waste management facilities. Our capital and operating budgets include costs and expenses associated with complying with these laws. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities, as well as seek to curtail our operations. Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury.

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean-up of contaminated soil and groundwater, and we could be liable for (1) the costs of responding to and remediating any release of hazardous materials and (2) the restoration of natural resources damaged by any such release, among other things. We have not incurred, nor do we anticipate incurring, material expenditures in order to comply with environmental laws or regulations pertaining to hazardous materials or the restoration of natural resources. We are not aware of any environmental liabilities that we would expect to have a material adverse effect on our business.

European Union Deforestation Regulation

The European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples. The European Union Deforestation Regulation (the “EUDR”) mandates extensive due diligence on the value chain for all operators and traders dealing in seven covered commodities: cattle, cocoa, coffee, palm oil, rubber, soya and wood. Certain specified products made from the cover commodities must also be “deforestation-free” in order to be sold on the European Union market or exported from it. Imported covered goods must also be covered by a due diligence statement establishing that they are deforestation-free and were produced in accordance with applicable local laws. The EUDR does not apply to goods made before the EUDR’s entry into force (save for timber and timber products), or goods produced entirely from material that has completed its lifecycle and would otherwise have been discarded as waste.

Operators and traders wanting to market covered products in the European Union (or export them from the European Union) must conduct extensive diligence, including the geolocation of all plots of land where the relevant commodities were produced, as well as the date or time range of production, or face dissuasive penalties.

Under the EUDR, “deforestation-free” means that the good does not contain, has not been fed, or been made using relevant covered commodities that were produced on deforested land (i.e., the conversion of forest to agricultural use, whether human-induced or not) after December 31, 2020. Certain products containing or having been made from wood must not use forest degradation-inducing wood (i.e., wood collected in a manner causing structural changes to the cover of certain forest).

Before placing relevant products on the European Union market or exporting them, operators and non-small to medium size enterprises (“SME”) traders must submit a due diligence statement to their competent authority through a dedicated information system to be established by the European Commission. Importantly, such products may not be placed on the European Union market if the due diligence exercise reveals non-negligible risks that the products are not compliant.

To ensure that items entering the European Union market are not from land that has been deforested or subject to “forest degradation” since December 31, 2020, operators and non-SME traders will need to:

●	Collect detailed information that demonstrates the products comply with the EUDR;

●	Carry out a risk assessment in relation to each product to ascertain the risk of non-compliance with the EUDR; and

●	Mitigate risks by carrying out independent surveys/audits, gathering additional documentation, or working with suppliers (particularly SMEs) through capacity building and investments.

The EUDR also requires operators to establish and maintain a “due diligence system” of procedures and measures to ensure relevant products comply with the EUDR’s requirements. If not compliant, the competent authority will require the operator/trader to take corrective action within a specified and reasonable period of time. The competent authorities will have the powers to order:

●	Correction of any formal non-compliance (for example, failure to maintain due diligence statements);

●	A ban on the item being sold in the European Union or exported;

●	Immediate withdrawal or recall of the item; or

●	Donation to charity or public interest purposes or disposal of the products if that is not possible.

Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include:

●	Fines proportionate to the environmental damage and value of the items and will gradually increase with repeated infringements. The maximum fine will be at least 4% of European Union turnover in the preceding year and may be increased to exceed the potential economic benefit;

●	Confiscation of the products or confiscation of the revenues gained from the items;

●	Temporary exclusion from public procurement processes and public funding; and

●	For serious or repeated infringements: (1) temporary prohibition from dealing in the European Union in those items; or (2) a prohibition from using the simplified due diligence process.

Member states will also inform the European Commission of final judgments against legal persons within 30 days. The European Commission will publish the name, date and a summary of the activities that infringed the EUDR and the nature and amount of penalty imposed.

The EUDR entered into force on June 29, 2023, and its main obligations will be applicable in December 2024.

United Kingdom Deforestation Regulation

The U.K. Environment Act 2021 sets out provisions to tackle deforestation by controls on the U.K.’s international supply chain for certain agricultural commodities (other than timber and timber products) known as forest risk commodities. In December 2023, the U.K. government indicated that it would lay secondary legislation to introduce the Forest Risk Commodities Scheme in due course. The commodities identified at that time as subject to the legislation are: cattle products (excluding dairy), cocoa, palm oil and soy. The scheme will extend existing supply chain due diligence requirements to prevent illegal deforestation by requiring regulated businesses to establish and implement a supply due diligence scheme for regulated commodities and their products used in U.K. commercial activities. It is expected that the U.K. regime when enacted will be similar to that of the EUDR.

To achieve compliance with the EUDR and deforestation regulations in the U.K., our businesses in these countries are focused on establishing a program to comply with EUDR. We are currently working on establishing this program in an effort to eventually comply with our obligations under the EUDR and deforestation regulations in the U.K. If we are unable to ensure that we are in compliance with the EUDR and deforestation regulations in the U.K., we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.”

Cattle and Grain Supply Chains and Deforestation

U.S. Senate Finance Committee Investigation

In 2021, the U.S. Senate Finance Committee (the “Committee”) began an investigation into deforestation of the Amazon rainforest. In connection with the investigation, the Committee sent requests to us and to others in the food industry that allegedly have deforestation issues in their supply chains. The Committee’s requests to us have been minimal, and we have cooperated with all Committee requests.

As part of the Committee’s investigation, a Congressional hearing was held on June 22, 2023 entitled “Cattle Supply Chains and Deforestation of the Amazon.” Our Global Chief Sustainability Officer, Jason Weller, testified at the hearing alongside three other parties: Ryan C. Berg, Director of the Americas Program at the Center for Strategic and International Studies; Rick Jacobsen, Manager of Commodities Policy at the U.S. office of the Environmental Investigation Agency (EIA); and Leo McDonnell, owner-operator of McDonnell Angus.

The purpose of the Committee’s hearing was to explore potential trade policy solutions to combat international deforestation associated with agricultural commodity production. As part of his testimony at the hearing, Mr. Weller stated that about 72% of all beef production in Brazil is consumed domestically, according to the USDA. In addition, Mr. Weller pointed out that, according to a U.S. State Department report, the United States is less significant, behind both China and the EU, in imports of major forest-risk commodities such as soy, beef and palm oil and stated that, accordingly, restrictive U.S. trade barriers would not be the most effective tool to influence on-the-ground decisions by landowners in Brazil. Mr. Weller also referenced the policy announced by Brazilian President Luiz Inácio Lula da Silva that sets forth the country’s plan to eliminate deforestation by 2030.

Mr. Weller also summarized for the Committee our own efforts to combat deforestation in our supply chain, including:

●	a zero-tolerance deforestation sourcing policy, targeting the company’s direct and indirect suppliers;

●	supply chain monitoring and enforcement that includes leveraging public databases, satellite imagery, geo-referenced data, and government data to verify compliance with socio-environmental standards;

●	technical assistance and extension services for producers, including provision of free technical support to farmers who want to improve environmental performance, productivity and sustainable practices; and

●	multi-stakeholder engagement and collaboration to accelerate sectoral change, including participation in multiple global forums like the United Nations Climate Change Conference of the Parties (COP), the World Economic Forum and the Tropical Forest Alliance-supported Agriculture Sector Roadmap to 1.5°C.

Since the hearing, we have received no further requests from the Committee.

Cattle Price Discovery and Transparency Act

In February 2023, four U.S. Senators introduced the bipartisan Cattle Price Discovery and Transparency Act of 2023 (the “Transparency Act”), which would establish regional cattle purchasing standards and require cattle processors to participate in a cattle contract library. We take no position regarding the Transparency Act and, should the Transparency Act as proposed become law, we expect that it would have no material effect on our business. We will comply with the requirements of the Transparency Act if it is enacted.

Supply Chain Monitoring

Since 2009, JBS S.A. has utilized a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in JBS S.A.’s Responsible Procurement Policy, including zero tolerance to illegal deforestation and invasion of protected areas such as indigenous lands or environmental conservation areas, not having areas embargoed by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and not being on the Brazilian Ministry of Economy Forced Labor Blacklist. The monitoring system also blocks livestock purchases from farmers involved in rural violence or land conflicts. To achieve this, the system generates a daily analysis of an area of 610,000 km² (or 61 million hectares), evaluating more than 73,000 direct supplier farms, enabling JBS S.A. to identify supplier farms that do not adhere to its Responsible Procurement Policy. In cases of non-compliance, the properties have their commercial records automatically blocked in JBS S.A.’s digital system, preventing cattle purchase operations from being generated on these properties. By leveraging its monitoring system in this manner, JBS S.A. has blocked approximately 16,000 livestock supplying farms for non-compliance to date.

In addition, JBS S.A., in partnership with Brazil’s Federal Public Prosecutor´s Office and the Institute of Forestry and Agricultural Management and Certification (Imaflora), a Brazilian non-governmental organization, is a co-founder of the “Beef on Track” program, which is aimed at bolstering social and environmental commitments in the beef value chain in the Amazon and boosting its implementation by improving processes and tools (for monitoring, auditing, traceability and reporting) and expanding transparency for a deforestation-free beef chain.

In April 2021, JBS S.A. took on a stronger commitment to sustainability in the Amazon and other Brazilian biomes in which we operate, by launching its own, privately-funded blockchain platform, the Transparent Livestock Platform, which allows JBS to advance cattle traceability and monitor its entire cattle supply chain, including indirect suppliers. Direct cattle suppliers have been requested to provide information on their suppliers through the Transparent Livestock Platform that analyzes suppliers of our suppliers’ farm compliance, which will be validated by third parties. In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy. As part of this goal, JBS S.A. established a sustainability performance target to have the number of heads of cattle related to its direct suppliers registered into its Transparent Livestock Platform by the end of 2025 equal 100% of the number of heads of cattle slaughtered by the JBS S.A. in Brazil in 2024. The Sustainability-Linked Framework does not apply to our grain supply chain. For more information about our policies relating to our grain supply chain, see “—Seara Sustainable Grain and Oil Sourcing Policy. For more information about this framework and the Transparent Livestock Platform, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)— Sustainability-Linked CRAs.” Certain of our debt instruments are linked to this and other sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

Seara Sustainable Grain and Oil Sourcing Policy

Seara’s Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation-free supply chain for its primary grain and oil supply chains. This policy supports the conservation of native vegetation and sustainable use of productive areas in Brazil. In accordance with this policy, we aim to:

●	monitor 100% of direct grain suppliers, targeting zero deforestation in the Amazon biome and zero illegal deforestation in other biomes by March 2024; and

●	monitor 100% of indirect grain suppliers, targeting zero deforestation in the Amazon biome and zero illegal deforestation in other biomes by December 2025.

For the Amazon biome, Seara sources soy and its derivatives only from signatories of the Soy Moratorium, which refers to suppliers with records of zero deforestation in the biome. Additionally, we have a georeferencing monitoring system that analyzes Seara’s socio-environmental grain protocol to block non-compliant direct suppliers. We currently have 1,955 territories mapped in our system. In order not to be blocked, suppliers must:

●	Respect our commitments regarding deforestation and the business partner code of conduct;

●	Comply with applicable Brazilian environmental legislation;

●	Not be included in the Official Dirty List of Slave Labor, respecting human rights and paying attention to local and traditional communities;

●	Comply with legal obligations, especially regarding child labor, contributing to its eradication;

●	With respect to the Amazon biome, not source or sell soybean in areas with native vegetation suppression and conversion into productive areas;

●	With respect to other biomes, not trade with areas that have illegal deforestation and conversion into agricultural production areas;

●	Not source and trade grains and oils from producers and areas included in the embargoed lists of the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA), Chico Mendes Institute for Biodiversity Conservation (ICMBio), and State Environmental Secretariats, when available; and

●	Not source and trade grains and oils from producers that overlap with conservation units, indigenous lands, and quilombola territories or fail to comply with current environmental legislation.

Climate Reduction Goals

In 2021, we became the first major global meat and poultry company to set climate reduction goals by 2040. As part of these environmental aspirations, we signed on to the United Nations Global Compact’s Business Ambition for 1.5°C initiative, which aligns with the most ambitious aim of the Paris Agreement to limit global warming. While we are dedicated to working towards these climate reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals may subject JBS S.A. and its affiliates and, in some instances already have subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk. In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

The Global Protein Industry

Global Beef Industry

Beef is a rich source of protein and the third most produced and consumed protein in the world, after pork and poultry. According to data from the USDA, the world cattle herd stood more than 940 million head in 2023, producing 59.4 million tons of beef.

Imports and Exports

According to the USDA, global beef imports reached a total of 10.3 million tons in 2023, representing a 0.9% increase from 2022. In the future, imports are expected to rise due to increased demand from developed and emerging nations and the expectation that the volume of beef imports in China will increase as the gap between domestic production and demand widens. In September 2021, Brazil suspended beef exports to China, after confirming two cases of atypical mad cow disease in separate meat plants. China resumed trade with Brazil in December 2021. In February 2023, Brazil suspended beef exports to China again following another confirmed case of atypical mad cow disease in Brazil. This suspension lasted approximately one month.

Despite being the world’s leading beef producing nation, the United States is also a significant importer of beef as domestic production is insufficient to meet the full demand of United States consumers. The European Union, China and Russia are examples of other major markets experiencing deficits in beef production, making them dependent on importing beef from foreign markets.

The United States, despite a production deficit, is the world’s fourth largest beef exporting nation according to the USDA, exporting premium beef cuts to the global market. Australia was the world’s second largest beef exporter in 2023. Australia and the U.S. combined for 24.6% of total exports in 2023.

Key Geographies Where We Operate

United States

Excluding India, which for religious reasons does not make a significant part of its cattle herd available for commercial purposes, the United States had the third largest commercial cattle herd in the world, with 87.8 million head of cattle, and was the world’s top beef producing nation in 2023, producing 12.3 million tons of beef, according to the USDA. The U.S. has more cattle in feedlots than any other country. Feedlots are the preferred method of raising commercial cattle in the United States due to the high quality of meat procured and the shorter time to prepare cattle for slaughter when compared to the free range method of raising cattle.

Pure U.S. beef processors generally buy cattle raised in feedlots on the spot market or pursuant to market-priced supply agreements. They process the cattle in their own facilities and sell the beef to various customers or further processors. Cattle are normally purchased at market prices and kept for less than one day before slaughter. Pure beef processors are primarily “spread” operators, and their operating profit is largely determined by the operational efficiency of their facilities, as opposed to fluctuations in market prices for cattle and beef. In the United States we operate as a pure beef processor.

Australia

Grazing is the most common method for raising and feeding cattle in Australia. This method has lower feed input costs and requires a longer period of time for cattle to reach maturity. However, Australia also has a grain-fed beef cattle segment, which supplies beef predominantly processed for export, especially to Japan and South Korea. According to the USDA, Australia has been one of the world’s leading beef exporters for over a decade.

Brazil

According to the USDA, Brazil has the largest commercial herd of beef cattle in the world with 193.9 million head of cattle as of 2023. The Brazilian beef industry has undergone an intense process of internationalization. As a result, Brazilian beef exports have grown considerably. The increase in Brazilian beef exports is a result of increased productivity in the Brazilian beef sector and reduced production costs, intensified marketing and advertising campaigns and an increased number of export destinations.

Brazil offers a number of competitive advantages in the production of beef, the most important of which include:

●	low production costs. According to the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) at the Luiz de Queiroz College of Agriculture at the University of São Paulo, Brazil has one of the lowest production costs for beef among the world’s leading producers;

●	high potential for production growth. Brazil currently has the largest commercial beef cattle herd in the world and still has large tracts of land available in rural areas, which also makes it possible to substantially increase the farming and production of Brazilian beef;

●	grazing method of cattle farming and other advantages. Cattle farming in Brazil is predominantly grazing. Unlike most of the world’s top beef producers (including the United States and the countries of the European Union), Brazilian cattle graze and/or are fed on vegetable-based feed, which is seen as a factor that eliminates the risk of an outbreak of BSE among Brazilian cattle. In addition, the beef produced in Brazil has a low fat content and generally does not contain growth hormones used in cattle farming in other countries. Such factors are important to the marketing position for Brazilian beef, especially for a number of developed countries; and

●	strong demand from the domestic market. Brazil has a large domestic market for beef that consumed around 73.1% of its production in 2023. This strong demand from the domestic market makes it possible to optimize the utilization and processing of each carcass, which is believed to represent a competitive advantage in relation to other beef producers around the world.

Global Pork Industry

Pork is the most consumed protein in the world with China, the United States and the European Union representing the largest markets globally. According to data from the USDA, the world hog herd in 2023 stood at approximately 746.9 million head, producing 115.2 million tons of pork.

Imports and Exports

The world pork trade is growing faster than world pork production. Declining trade barriers are allowing pork to move more freely around the globe than ever, which is beneficial for pork producers who can produce quality pork at a competitive price, according to the industry publication National Hog Farmer.

China is the world’s largest pork market. A gap between consumption and production in China is fueling demand for pork imports. China imported 1.9 million metric tons of pork in 2023. This is 9.4% less than its 2022 imports but still more than any other country. Japan was previously the world’s top pork importer for more than 20 years until 2016 when China became the world’s largest importer. In 2023, Japan was the second world’s top pork importer followed by Mexico, United Kingdom and South Korea, according to the USDA.

The European Union was the world’s largest pork exporting region in 2023, exporting 1.0% more pork than the United States, the second largest exporter. Combined, the European Union and the United States accounted for 61.7% of world pork exports in 2023, according to the USDA.

Key Geographies Where We Operate

United States

The United States had the third largest commercial hog herd in the world in 2023, with 75.0 million head and was also the third largest global producer in 2023, having produced 12.4 million tons of pork. The United States was also the third largest consumer, having consumed 9.9 million tons in 2023, according to the USDA.

In the United States, pork processors include vertically integrated companies, who own and raise hogs for use in their own processing facilities, and pure processors, who do not own hogs. Pure processors generally purchase finished hogs under long-term supply contracts at prevailing market prices, process the hogs in their own facilities and sell the finished products at spot prices. Pure processors are typically exposed to oscillations in market prices for less than two weeks and are primarily “spread” operators with their operating profit largely determined by a plant’s operating efficiency and not by fluctuations in the market prices for hogs and pork products. Our pork operations based in the United States are a mix of pure pork processors and vertically integrated processors.

Global Chicken Industry

Chicken is the second most consumed protein in the world, after pork, and the most commonly consumed protein in the United States and Brazil. The largest chicken consuming regions in the world in 2023 were the United States, followed by China, the European Union and Brazil. According to the USDA, the world produced 102.4 million tons of chicken in 2023.

Imports and Exports

According to the USDA, world chicken imports reached a total of 11.1 million tons in 2023. The largest importers of poultry products in 2023 were Japan, Mexico, United Kingdom, China, the European Union, and Saudi Arabia, which together accounted for 45.8% of the world’s imports of chicken products in aggregate.

Brazil was the largest exporter with 4.8 million tons, or 35.2% share of global chicken exports in 2023. The United States was the world’s second largest chicken exporter in 2023, with 3.3 million tons shipped. Export demand growth will likely be driven by increased market access, removal of trade restrictions on U.S. poultry, robust Chinese demand and a continued weakness in the Brazilian real.

Key Geographies Where We Operate

United States

Chicken products are the most commonly consumed source of protein in the United States. According to the USDA, the United States represented the largest production and consumption market globally in 2023, having produced 21.1 million tons and consumed 17.9 million tons of chicken.

Large-scale chicken processors in the United States are typically vertically integrated processors. Vertically integrated processors own and raise brood hens to lay eggs for incubation. Once hatched, the chicks are transported to independently contracted growth farms where they develop until they reach the age of seven to nine weeks. The processor supplies the hired farmers with the chicks, feed and veterinary services. Additionally, since chicks consume feed (meal produced from corn and soybean meal) with a replacement price that is subject to variations in market price, vertically integrated poultry processors have direct financial exposure to volatility in such grain prices.

The United States chicken sector is characterized by daily price alterations based on seasonal consumption patterns and overall supply and demand for chicken and other meats in the United States and abroad. The prices for chicken vary over time and are affected by inventory levels, production cycles, weather, disease and bird feeding costs, among other factors.

European Union

Chicken is the second most consumed protein in the European Union, after pork. According to the USDA, in 2023 the European Union was the fourth largest chicken producer in the world, with production of 11.2 million tons and the third largest chicken consumer, having consumed 10.2 million tons.

Brazil

Chicken is the most commonly consumed protein in Brazil, followed by beef and pork. Brazil is the world’s fourth largest consumer of chicken, having consumed 10.1 million tons in 2023. According to World Poultry and the USDA, the Brazilian chicken industry has experienced significant growth over the past four decades.

C. Organizational Structure

The following diagram sets forth JBS S.A.’s simplified corporate structure as of the date of this annual report. For information about the principal shareholders of JBS S.A., see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

(1)	Includes approximately 83% of the outstanding common stock of PPC.

D. Property, Plant and Equipment

Operating Facilities

The following tables set forth the number and aggregate capacities of our processing facilities by business segment and location as of December 31, 2023:

Brazil Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity (1)
Fresh Beef Processing Plants
Brazil	33	33,545
Total	33	33,545

Hide Processing Plants
Brazil	15	44,508
Total	15	44,508

(1)	Capacity measured in head of cattle (beef processing plants) or hides (hide processing plants).

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed and Prepared Foods Plants (1)
Brazil	8	22,000
Total	8	22,000

(1)	Prepared food products plants process fresh and frozen beef and other raw materials into ready-to-eat meals.

Seara Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity (1)
Fresh Chicken Processing Plants
Brazil	30	5,433.000
Total	30	5,433,000

Fresh Pork Processing Plants
Brazil	8	30,390
Total	8	30,390

(1)	Capacity measured in broilers (fresh chicken processing plants) or hogs (fresh pork processing plants).

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants (1)
Brazil	25	125,998
Total	25	125,998

(1)	Prepared food products plants process fresh and frozen chicken, pork, beef, margarine and other raw materials into ready-to-eat meals.

Beef North America Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
United States	9	28,198
Canada	1	4,400
Total	10	32,598

Hide Processing Plants
United States	1	5,000
Total	1	5,000

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
United States (1)	7	23,198
Canada	1	1,140
Total	8	24,338

(1)	The value-added facilities in the Beef North America segment also process pork products.

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Plant-Based Protein Processing Plants
Europe	3	1,977
Total	3	1,977

The operations from the Vivera Business Acquisition are included in our Beef North America segment and include three production facilities and a research and development center located in the Netherlands.

Pork USA Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United States	5	92,600
Total	5	92,600

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Pork Processing Plants
United States	9	19,329
Total	9	19,329

Pilgrim’s Pride Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(broilers)
Fresh Chicken Processing Plants
United States	25	6,354,484
Mexico	6	1,071,782
United Kingdom and Europe	4	887,142
Puerto Rico	1	65,576
Total	36	8,378,984

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United Kingdom and Europe	2	8,550
Total	2	8,550

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb Processing Plant
Europe	1	3,333
Total	1	3,333

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants (1)
United Kingdom (2)	18	51,456
United States	4	22,232
France	3	10,105
Mexico	2	3,354
The Netherlands	1	683
Total	28	87,830

(1)	Prepared food products plants process fresh and frozen chicken and pork and other raw materials into ready-to-eat meals.
(2)	Five of the United Kingdom facilities prepare meal kits with a capacity of approximately 4,200 meals per week.

Australia Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
Australia (1)	8	9,598
Total	8	9,598

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb and Sheep Processing Plants
Australia (1)	3	20,190
Total	3	20,190

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
Australia	3	10,660
Total	3	10,660

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(tons)
Fresh Fish Processing Plants
Australia	2	217
Total	2	217

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Australia	1	7,900
Total	1	7,900

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
Australia	7	18,392
New Zealand	1	1,351
Total	8	19,743

Others Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Argentina	1	4,000
Uruguay	1	3,000
Mexico	1	727
Portugal	1	455
Vietnam	1	3,300
Italy	1	1,500
Total	6	12,982

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed Pork Processing Plants
Italy	4	761
Total	4	761

As of December 31, 2023, we also operated eight feedlots in Brazil (of which two were owned and six were leased) and other facilities and farms related to feed production and animal raising.

We believe our facilities are generally adequate and suitable for our current purposes; however, seasonal fluctuations in inventories and production may occur as a reaction to market demands for certain products. We regularly engage in construction and other capital improvement projects intended to expand capacity and improve the efficiency of our processing and support facilities. We also evaluate the efficiencies of our operations and may from time to time consider changing the number or type of plants we operate to align with our capacity needs.

We believe our facilities are generally adequate and suitable for our current purposes; however, seasonal fluctuations in inventories and production may occur as a reaction to market demands for certain products. We regularly engage in construction and other capital improvement projects intended to expand capacity and improve the efficiency of our processing and support facilities. We also evaluate the efficiencies of our operations and may from time to time consider changing the number or type of plants we operate to align with our capacity needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “Cautionary Statement Regarding Forward-Looking Statements,” “Item 3. Key Information—D. Risk Factors” and other issues discussed herein. The following analysis and discussion of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, (1) JBS S.A.’s audited financial statements and related notes, which are included elsewhere in this annual report, and (2) the information presented under the section entitled “Presentation of Financial and Other Information.”

A. Operating Results

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Our net income (loss) was US$(131.7) million, US$3.1 billion and US$3.8 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Our Adjusted EBITDA was US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

As of December 31, 2023, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 142,200 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the year ended December 31, 2023, we generated 74.7% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.3% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 53.2% of our net revenue from export sales in the year ended December 31, 2023, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 12.1% of our net revenue from export sales in the year ended December 31, 2023.

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 25 to JBS S.A.’s audited financial statements and “Item 4. Information on the Company—B. Business Overview—Description of Business Segments.” Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

We disaggregate our net revenues by (i) domestic sales, which refer to sales within each geographical location and; (ii) export sales, which refer to sales outside of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 25 to JBS S.A.’s audited financial statements.

Net revenue by significant category are as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$)
Domestic sales	54,501.3	53,478,5	48,118.9
Export sales	18,416.8	19,135,5	16,923.8
Net revenue	72,918.1	72,613,9	65,042.7

Our net revenue is derived from our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim's Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb and pork, with the recently acquired Rivalea, and fish, with the recently acquired Huon, processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Operating Expenses

Our operating expenses consists primarily of:

●	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

●	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have created a diversified global platform and our net revenues have increased significantly, in part, due to our acquisitions. Since 2021, we have entered into several acquisitions, including primarily: (1) the TriOak Acquisition, which closed on December 2, 2022; (2) the Rivalea Acquisition, which closed on January 4, 2022; (3) the Sunnyvalley Acquisition, which closed on December 1, 2021; (4) the Huon Acquisition, which closed on November 17, 2021; (5) the Pilgrim’s Food Masters Acquisition, which closed on September 24, 2021; and (6) the Vivera Business Acquisition, which closed on June 17, 2021.

Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

None of the acquisitions (individually or in the aggregate) that we completed during the periods discussed below is considered significant under the rules governing the inclusion of pro forma and historical financial statements in an SEC-registered offering of securities. Therefore, neither pro forma financial statements of JBS S.A. giving effect to these acquisitions nor separate historical financial statements of the acquired or divested businesses would be required to be included under Article 11 and Rule 3-05 of Regulation S-X. Accordingly, we have not included any pro forma financial information reflecting any acquisitions or any historical carve-out financial statements of any acquired businesses in this annual report.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated from the functional currency (Brazilian real) into the Group’s presentation currency (U.S. dollar).

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency. The primary exposures to exchange rate risk are in U.S. dollars, euros, British pounds, Mexican pesos and Australian dollars.

Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	selling prices;

●	customer demand and preferences (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business”);

●	commodity futures prices for livestock (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients”);

●	the spread between livestock prices and selling prices for finished goods;

●	utility prices and trends;

●	livestock availability;

●	production yield;

●	seasonality;

●	the economy performance of the countries where we sell our products;

●	competition and industry consolidation;

●	taxation;

●	perceived value of our brands;

●	interest rate fluctuations;

●	currency exchange rate fluctuations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations”); and

●	trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations”).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2023. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in foreign exchange rates currencies

As our presentation currency is the U.S. dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U.S. dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U.S. dollar against these currencies will increase their revenues and expenses.

For further information on our presentation currency, functional currencies and translation of foreign currencies see “—Items Affecting Comparability of Financial Results—Currency” above.

Impacts from Russia-Ukraine and Israel-Hamas conflicts

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products. Russia’s recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets. In the second quarter of 2023, Ukraine grain export volumes continued to recover, but still remain below pre-war volumes. Their supply constraints did not have a material impact on our costs during the second quarter. However, if the Black Sea Grain Initiative remains suspended, supply constraints may worsen materially.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. Our business may be impacted by the increase in energy prices and the availability of energy. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in this annual report for additional information.

Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this annual report, no significant impacts have been measured.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We have responded to inflationary challenges in 2022 and 2023 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

For more information about the risks of inflation on our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business” and “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action.”

Overview of Results

We recorded a net loss of US$(131.7) million in 2023, compared to a net income of US$3,143.5 million in 2022 and US$3,818.6 million in 2021.

Summary of Results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

	For the year ended December 31,
	2023	2022	% Change
	(in millions of US$)

Consolidated statement of income:
Net revenue	72,918.1	72,613.9	0.4%
Cost of sales	(64,951.0)	(61,070.2)	6.4%
Gross profit	7,967.2	11,543.6	(31.0)%
General and administrative expenses	(2,315.1)	(2,290.0)	1.1%
Selling expenses	(4,594.3)	(4,681.7)	(1.9)%
Other expenses	(122.2)	(99.6)	22.7%
Other income	148.6	311.1	(52.2)%
Net operating expense	(6,883.0)	(6,760.2)	1.8%
Operating profit	1,084.1	4,783.3	(77.3)%
Finance income	584.2	808.6	(27.8)%
Finance expense	(1,937.6)	(2,050.3)	(5.5)%
Net finance expense	(1,353.4)	(1,241.7)	9.0%
Share of profit of equity-accounted investees, net of tax	9.5	11.8	(19.5)%
Profit (loss) before taxes	(259.7)	3,553.5	n.m.
Current income taxes	(69.5)	(515.3)	(86.5)%
Deferred income taxes	197.5	105.3	87.5%
Total income taxes	128.0	(410.0)	n.m.
Net income (loss)	(131.7)	3,143.5	n.m.

Consolidated Results of Operations

Net Income

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net income (loss)	(131.7)	3,143.5	(3,275.3)		n.m.
Net margin (net income as percentage of net revenue)	(0.2)%	4.3%	(4.5	) p.p.	n.m.

For the reasons described below, we recorded net loss of US$(131.7) million for the year ended December 31, 2023, compared to net income of US$3,143.5 million for the year ended December 31, 2022. The net margin was (0.2)% for the year ended December 31, 2023, compared to 4.3% for the year ended December 31, 2022.

Net Revenue

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	72,918.1	72,613.9	304.2	0.4%

Our net revenue increased by US$304.2 million, or 0.4%, in 2023, as compared to 2022. Our net revenue was positively impacted by an overall 5.4% increase in our sales volumes. This increase was partially offset by a 4.7% decrease in average sales prices in all segments. For more information, see “—Segment Results” below.

Cost of Sales

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	64,951.0	61,070.2	3,880.7		6.4%
Gross profit	7,967.2	11,543.7	(3,576.5)		(31.0)%
Cost of sales as percentage of net revenue	89.1%	84.1%	5.0	p.p.	—

Our cost of sales increased by US$3,880.7 million, or 6.4%, in 2023, as compared to 2022, primarily due to: (1) an increase in operating costs to US$64,951.0 million in 2023 from US$61,070.2 million in 2022 primarily resulting from (i) a 5.7% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by lower availability of cattle and inflation; and (ii) a 9.9% increase in labor costs to US$7,641.4 million in 2023 from US$6,951.6 million in 2022 primarily due to increases in wages.

General and Administrative Expenses

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	2,315.1	2,290.0	25.0		1.1%
General and administrative expenses as percentage of net revenue	3.2%	3.2%	0.0	p.p.	—

Our general and administrative expenses increased by US$25.0 million, or 1.1%, in 2023, as compared to 2022, primarily due to an increase of US$65.0 million in fees, services purchased and general expenses to US$735.4 million in 2023 from US$670.4 million in 2022, mainly due to the Proposed Equity Transaction. This increase is related to auditing, consultancy and legal expenses that were incurred in connection with the Proposed Equity Transaction.

Selling Expenses

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Selling expenses	4,594.3	4,681.7	(87.4)	(1.9)%
Selling expenses as percentage of net revenue	6.3%	6.4%	(0.1) p.p.	—

Our selling expenses decreased by US$87.4 million, or 1.9%, in 2023, as compared to 2022, mainly due to a 3.1% decrease in freight and selling expenses to US$3,848.1 million in 2023 from US$3,970.7 million in 2022. This reduction is primarily due to freight expenses, primarily driven by a reduction in fuel prices year over year, especially in the USA. The average diesel fuel price in the USA was approximately 20% lower in 2023 than in 2022.

Net Finance Expense

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,353.4)	(1,241.7)	(111.7)	9.0%
Gains / (losses) from exchange rate variation	57.5	415.6	(358.0)	(86.2)%
Fair value adjustments on derivatives	82.9	(343.6)	426.5	(124.1)%
Interest expense	(1,732.9)	(1,342.5)	(390.4)	29.1%
Interest income	326.4	268.4	58.0	21.6%
Bank fees and others	(87.4)	(239.6)	152.3	(63.5)%

Our net finance expense increased by US$111.7 million, or 9.0%, in 2023 as compared to 2022, primarily due to:

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$358.0 million, or 86.2%, in 2023, as compared to 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss. During 2023, the Brazilian real appreciated 5.8% against the U.S. Dollar as compared to 2022 when the Brazilian real appreciated 3.5% against the U.S. Dollar.

●	Interest Expense – Interest expense increased by US$390.4 million, or 29.1%, in 2023, as compared to 2022. Interest expenses from loans and financings increased by US$273.9 million during 2023, as compared to 2022, primarily due to an increase in total loans and financings and an increase in interest rates, as compared to 2022.

Partially offset by:

●	Fair value adjustments on derivatives – Fair value adjustments changed to a gain of US$82.9 in 2023 from a loss of US$343.6 as compared to 2022, substantially all of which was related to our short U.S. dollar derivative positions in the fourth quarter of 2023, the fair value of which increased with the strengthening of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others decreased by US$152.3 million, or 63.5%, in 2023, as compared to 2022, once there was not a significant amount of expenses of redemption premiums in 2023 as compared to the expenses of redemption premiums in the amount of US$167.8 million recorded in 2022, incurred in connection with the redemption of JBS USA`s 5.750% senior notes due 2028, JBS USA`s 6.750% senior notes due 2028, JBS USA’s 6.50% senior notes due 2029 and JBS USA`s term loan due 2026.

●	Interest Income – Interest income increased by US$58.0 million, or 21.6%, in 2023, as compared to 2022, due to US$7.1 million increase in interest income primarily from present value adjustments of our accounts receivables and US$37.4 million increase in interest income from short-term investments as a result of a stronger cash position in the second half of the year.

Current and Deferred Income Taxes

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Profit before taxes	(259.7)	3,553.5	(3,813.2)	n.m.
Nominal rate	34%	34%	—	—
Expected tax expense	88.3	(1,208.2)	1,296.5	n.m.
Current income taxes	(69.5)	(515.3)	445.8	(86.5)%
Deferred income taxes	197.5	105.3	92.1	87.5%
Total income taxes	128.0	(410.0)	537.9	n.m.
Effective income tax rate	(49.28)%	(11.54)%	(37.74) p.p.	—

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

In 2023, we recognized a tax benefit compared to a tax expense in 2022, and the effective tax rate was a net benefit rate of 49.3% in 2023 compared to a net tax expense effective tax rate of 11.54% in 2022, primarily due to the impact of: (1) non-taxable tax benefits, which decreased our effective income tax rate by 177.8% in 2023, compared with a 12.6% increase in 2022; and (2) non-taxable interest - foreign subsidiaries, which decreased the effective income tax rate by 54.0% in 2023, compared to an increase of 3.7% in 2022. These impacts were partially offset by: (1) deferred income tax not recognized, which increased the effective income tax rate by 143.6% in 2023, compared to an increase of 2.7% in 2022; and (2) profits taxed by-foreign jurisdictions, which increased the effective income tax rate by 78.5% in 2023, compared to a decrease of 7.5% in 2022.

Segment Results

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars)
Net revenue
Brazil segment	11,141.2	11,414.4	(273.2)	(2.4)%
Seara segment	8,272.5	8,324.2	(51.7)	(0.6)%
Beef North America segment	23,303.1	22,069.1	1,234.0	5.6%
Pork USA segment	7,713.8	8,153.1	(439.3)	(5.4)%
Pilgrim’s Pride segment	17,348.0	17,455.1	(107.1)	(0.6)%
Australia segment	6,209.0	6,323.3	(114.3)	(1.8)%
Others segment	893.5	842.0	51.5	6.1%
Total reportable segments	74,881.1	74,581.2	299.9	0.4%
Eliminations (1)	(1,962.9)	(1,967.2)	4.3	(0.2)%
Total net revenue	72,918.2	72,614	304.2	0.4%
Adjusted EBITDA
Brazil segment	469.3	468.9	0.3	0.1%
Seara segment	364.5	896.7	(532.3)	(59.4)%
Beef North America segment	114.2	2,081.7	(1,967.5)	(94.5)%
Pork USA segment	526.9	756.3	(229.4)	(30.3)%
Pilgrim’s Pride segment	1,536.0	2,084.6	(548.6)	(26.3)%
Australia segment	454.7	443.9	10.8	2.4%
Others segment	(5.2)	(7.9)	2.7	(34.2)%
Total reportable segments	3,460.4	6,724.2	(3,263.8)	(48.5)%
Eliminations (1)	(2.6)	(2.2)	(0.4)	18.2%
Total Adjusted EBITDA	3,457.8	6,722.0	(3,264.2)	(48.6)%

(1)	Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below (see “—Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Brazil Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	11,141.2	11,414.4	(273.2)	(2.4)%
Adjusted EBITDA	469.3	468.9	0.4	0.1%

Net Revenue. Changes in our Brazil segment net revenue were impacted by a 15.0% decrease in sales prices mainly as a result of lower prices in natura beef in both export and domestic markets, partially offset by an 14.8% increase in sales volumes, primarily due to the increase of 16.6% of in natura beef in 2023 when compared to 2022.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment increased by US$0.3 million, or 0.1%, to US$469.3 million, in line when compared to 2022.

Seara Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	8,272.5	8,324.2	(51.7)	(0.6)%
Adjusted EBITDA	364.5	896.7	(532.3)	(59.4)%

Net Revenue. Changes in our Seara segment net revenue were impacted by a 5.1% decrease in sales prices as a result of lower sales prices in exports, specifically for in natura chicken, which was partially offset by a 4.8% increase in sales volumes in both export and domestic markets.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment decreased by US$532.3 million, or 59.4%, to US$364.5 million in 2023 from US$896.7 million in 2022, primarily due to an increase in certain of our operating costs primarily a 16.7% increase in labor costs, due to increase in salaries.

Beef North America Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	23,303.1	22,069.1	1,234.0	5.6%
Adjusted EBITDA	114.2	2,081.7	1,967.5	(94.5)%

Net Revenue. Changes in our Beef North America segment net revenue were impacted by a: (1) 3.4% increase in average sales prices, which includes the impact of the Canadian dollar to U.S. dollar exchange rate; and (2) 2.1% increase in beef sales volumes.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$1,967.4 million, or 94.5%, to US$114.2 million in 2023, from US$2,081.7 million in 2022 due to an increase in some of our operating costs, primarily because of higher cost of goods sold, which increased 22.0% in livestock costs as a result of decreasing cattle availability.

Pork USA Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	7,713.8	8,153.1	(439.2)	(5.4)%
Adjusted EBITDA	526.9	756.3	(229.3)	(30.3)%

Net Revenue. Changes in our Pork USA segment net revenue were impacted by a 10.3% decrease in average sales prices, partially offset by a 5.5% increase in sales volumes.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment decreased by US$229.3 million, or 30.3%, to US$526.9 million in 2023 from US$756.3 million in 2022, primarily due to the decrease in our net revenue.

Pilgrim’s Pride Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	17,348.0	17,455.1	(107.1)	(0.6)%
Adjusted EBITDA	1,536.0	2,084.6	(548.6)	(26.3)%

Net Revenue.

Changes in our Pilgrim’s Pride segment net revenue were impacted by a 3.6% decrease in average sales prices, which includes the impact of the Euro, British pound and Mexican peso to U.S. dollar exchange rates. The decrease in average sales prices was partially offset by an increase in sales volumes.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment decreased by US$548.6 million, or 26.3%, to US$1,536.0 million in 2023 from US$2,084.6 million in 2022, primarily due to: (1) the decrease in our net revenue; and (2) an increase in certain of our operating costs, primarily due to a 0.6% increase in live operation input costs (input costs are chicken growing costs, i.e., feed, labor, contract grower fees, etc.).

Australia Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	6,209.0	6,323.3	(114.3)	(1.8)%
Adjusted EBITDA	454.7	443.9	10.8	2.4%

Net Revenue.

Changes in our Australia segment net revenue were impacted by an 11.2% decrease in average sales prices partially offset by a 10.6% increase in sales volumes. The impact of the Australian dollar to U.S. dollar exchange rate is included in the decrease in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment increased by US$10.8 million, or 2.4%, to US$454.7 million in 2023 from US$443.9 million in 2022, primarily due to a 12.7% decrease in livestock costs. The decrease in input costs also includes the impact of changes in the Australian dollar to U.S. dollar exchange rate.

Others Segment

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	893.5	842.0	51.5	6.1%
Adjusted EBITDA	(5.2)	(7.9)	2.7	(34.2)%

Net Revenue. Our Others segment net revenue in 2023 increased by 6.1% when compared with 2022.

Adjusted EBITDA. Adjusted EBITDA in our Others segment increased to a loss of US$5.2 million in 2023 from a loss of US$7.9 million in 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

	For the year ended December 31,
	2022	2021	% Change
	(in millions of US$)
Consolidated statement of income:
Net revenue	72,613.9	65,042.7	11.6%
Cost of sales	(61,070.2)	(52,753.8)	15.8%
Gross profit	11,543.7	12,288.9	(6.1)%
General and administrative expenses	(2,290.0)	(2,821.2)	(18.8)%
Selling expenses	(4,681.7)	(3,551.8)	31.8%
Other expenses	(99.6)	(32.6)	205.5%
Other income	311.1	100.7	208.8%
Net operating expense	(6,760.3)	(6,304.8)	7.2%
Operating profit	4,783.4	5,984.1	(20.1)%
Finance income	808.6	430.7	87.7%
Finance expense	(2,050.3)	(1,369.2)	49.7%
Net finance expense	(1,241.7)	(938.5)	32.3%
Share of profit of equity-accounted investees, net of tax	11.8	17.2	(31.3)%
Profit before taxes	3,553.5	5,062.8	(29.8)%
Current income taxes	(515.3)	(1,402.6)	(63.3)%
Deferred income taxes	105.3	158.5	(33.6)%
Total income taxes	(410.0)	(1,244.1)	(67.0)%
Net income	3,143.5	3,818.6	(17.7)%

Consolidated Results of Operations

Net Income

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net income	3,143.5	3,818.6	(675.1)		(17.7)%
Net margin (net income as percentage of net revenue)	4.3%	5.9%	(1.5	)p.p.	—

For the reasons described below, we recorded net income of US$3,143.5 million for the year ended December 31, 2022, compared to US$3,818.6 million for the year ended December 31, 2021. The net margin was 4.3% for the year ended December 31, 2022, compared to 5.9% for the year ended December 31, 2021.

Net Revenue

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net revenue	72,613.9	65,042.7	7,571.2	11.6%

Our net revenue increased by US$7,571.2 million, or 11.6%, in 2022, as compared to 2021. Our net revenue was positively impacted by a 14.2% increase in average sales prices as a result of the inflationary environment. This increase was partially offset by an overall 4.8% decrease in our sales volumes. For more information, see “—Segment Results” below. In addition, our net revenue increased due to the impact of our acquisitions in 2022. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

Cost of Sales

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	61,070.2	52,753.8	8,316.4		15.8%
Gross profit	11,543.6	12,288.9	(745.2)		(6.1%	)
Cost of sales as percentage of net revenue	84.1%	81.1%	3.0	p.p.	—

Our cost of sales increased by US$8,316.4 million, or 15.8%, in 2022, as compared to 2021, primarily due to: (1) an increase in operating costs to US$52,469.2 million in 2022 from US$45,129.2 million in 2021 primarily resulting from (i) a 16.3% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by inflation and (ii) a 12.5% increase in labor costs to US$6,951.6 million in 2022 from US$6,178.8 million in 2021 primarily due to increases in wages; and (2) the impact of our acquisitions in 2022. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

General and Administrative Expenses

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	2,290.0	2,821.2	(531.2)		(18.8)%
General and administrative expenses as percentage of net revenue	3.2%	4.3%	(1.2)	p.p.	—

Our general and administrative expenses decreased by US$531.2 million, or 18.8%, in 2022, as compared to 2021, primarily due to the expenses related to the settlement agreement that JBS USA and PPC entered into with the SEC and the DOJ, respectively, totaling US$101.4 million in 2022 and US$792.7 million in 2021; This decrease was partially offset by an increase due to the impact of our acquisitions in 2022. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

Selling Expenses

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Selling expenses	4,681.7	3,551.8	1,129.9		31.8%
Selling expenses as percentage of net revenue	6.4%	5.5%	1.1	p.p.	—

Our selling expenses increased by US$1,129.9 million, or 31.8%, in 2022, as compared to 2021, primarily due to: (1) a 32.6% increase in freight and other selling expenses to US$3,970.7 million in 2022 from US$2,994.3 million in 2021 due to higher diesel prices and higher port and shipping costs; (2) a 35.0% increase in marketing and product promotion expenses to US$337.9 million in 2022 from US$250.3 million in 2021 due to expenses to promote our brands and increase consumer preference; and (3) a 35.0% increase related to labor expenses to US$242.3 million in 2022 from US$179.5 million in 2021 primarily related to increase in wages. In addition, our selling expenses increased due the impact of our acquisitions in 2022. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

Net Finance Expense

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,241.6)	(938.5)	(303.1)	32.3%
Gains / (losses) from exchange rate variation	415.6	(0.6)	416.2	n.m.
Fair value adjustments on derivatives	(343.6)	46.7	(390.3)	n.m.
Interest expense	(1,342.5)	(975.2)	(367.3)	37.7%
Interest income	268.4	144.3	124.1	86.0%
Bank fees and others	(239.6)	(153.8)	(85.8)	55.8%

n.m. = not meaningful.

Our net finance expense increased by US$303.2 million, or 32.3%, in 2022 as compared to 2021, primarily due to:

●	Interest Expense – Interest expense increased by US$367.3 million, or 37.7%, in 2022, as compared to 2021. Interest expenses from loans and financings increased US$123.6 million in 2022 as compared to 2021, primarily to an increase in loans and financings, as compared to 2021.

●	Fair value adjustments on derivatives – Fair value losses from derivatives transactions of US$343.6 million during 2022 compared to a gain from derivatives transactions of US$46.7 million during 2021, substantially all of which was related to our practice of hedging our exposure of the devaluation of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others increased by US$85.9 million, or 55.8%, primarily as a result of the expenses of redemption premiums in the amount of US$167.9 million for the year ended December 31, 2022 (US$103.7 million for the year ended December 31, 2021, incurred in connection with the redemption of JBS Finance Luxembourg’s 5.750% senior notes due 2025, PPC’s 5.750% senior notes due 2025 and JBS Finance Luxembourg 7.000% senior notes due 2026.

Partially offset by:

●	Gains / (losses) from exchange rate variation – Exchange rate variation was a gain of US$415.6 million during 2022 from a loss of US$0.6 million during 2021 primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022 from a loss of US$98.5 million in 2021. Since the first quarter 2022, our loan structure was reviewed and the intercompany loans were converted into equity investments that in substance form part of the reporting entity's net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss.

●	Interest Income – Interest income increased by US$124.1 million, or 86.0%, in 2022, as compared to 2021 due to US$49.7 million increase in interest income primarily from present value adjustments of our accounts receivables and US$44.3 million increase in interest income from cash equivalents.

Current and Deferred Income Taxes

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Profit before taxes	3,553.5	5,062.8	(1,509.4)		(29.8)%
Nominal rate	34%	34%	—		—
Expected tax expense	(1,208.2)	(1,721.3)	513.1		(29.8)%
Current income taxes	(515.3)	(1,402.6)	887.3		(63.3)%
Deferred income taxes	105.3	158.5	(53.2)		(33.6)%
Total income taxes	(410.0)	(1,244.1)	834.1		(67.1)%
Effective income tax rate	(11.54)%	(24.6)%	13.1	p.p.	—

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate decreased by 13.1% percentage points to 11.54% in 2022, compared to 24.6% in 2021, primarily due to the impact of: (1) Non-taxable tax benefits which decreased the effective income tax in 12.6% in 2022 compared with a 3.3% decrease in 2021; and (2) deferred income tax recognized for net operating losses from previous years decreased the effective income tax rate in 2.7% in 2022, compared to an increase of 3.1% in 2021. These impacts were partially offset by the difference of tax rates on the taxable income from foreign subsidiaries which decreased the effective income tax rate in 8.9% in 2022, compared to a decrease of 10.1% in 2021 and the profits taxed by-foreign jurisdictions which increased the effective income tax rate by 7.5% in 2022, compared to an increase of 4.8% in 2021.

Segment Results

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars)
Net revenue
Brazil segment	11,414.4	9,990.0	1,424.4	14.3%
Seara segment	8,324.2	6,773.8	1,550.4	22.9%
Beef North America segment	22,069.1	21,443.4	625.7	2.9%
Pork USA segment	8,153.1	7,626.2	526.9	6.9%
Pilgrim’s Pride segment	17,455.1	14,765.1	2,690.0	18.2%
Australia segment	6,323.3	5,344.9	978.4	18.3%
Others segment	842.0	713.0	129.0	18.1%
Total reportable segments	74,581.2	66,656.4	7,924.8	11.9%
Eliminations (1)	(1,967.2)	(1,613.8)	(353.4)	21.9%
Total net revenue	72,614.0	65,042.6	7,571.4	11.6%
Adjusted EBITDA
Brazil segment	468.9	431.9	37.0	8.6%
Seara segment	896.7	714.7	182.0	25.5%
Beef North America segment	2,081.7	4,511.9	(2,430.2)	(53.9)%
Pork USA segment	756.3	786.0	(29.7)	(3.8)%
Pilgrim’s Pride segment	2,084.6	1,691.7	392.9	23.2%
Australia segment	443.9	327.6	116.3	35.5%
Others segment	(7.9)	24.7	(32.6)	n.m.
Total reportable segments	6,724.2	8,488.5	(1,764.3)	(20.8)%
Eliminations (1)	(2.2)	(2.0)	(0.2)	10.0%
Total Adjusted EBITDA	6,722.0	8,486.5	(1,764.5)	(20.8)%

(1)	Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below (see “—Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Brazil Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	11,414.4	9,990.0	1,424.4	14.3%
Adjusted EBITDA	468.9	431.9	37.0	8.6%

Net Revenue. Changes in our Brazil segment net revenue were primarily impacted by a 22.4% increase in sales prices in 2022 when compared with 2021, mainly as a result of our strategy to continue increasing the value-added portfolio and to sell at higher prices in the international market, especially China, on the back of stronger demand. This increase in sales prices was partially offset by 7.2% decrease in sales volume due the lower number of cattle processed, explained by the temporary suspensions of some of our Brazilian plants for export to China, as well as in the domestic market, where there was a very challenging macroeconomic scenario, putting pressure on beef consumption combined with the inflationary environment.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment increased by US$37.1 million, or 8.6%, to US$468.9 million in 2022 from US$431.9 million in 2021, mainly impacted by a 22.4% increase in sales prices in 2022, partially offset by an increase in certain of our operating costs. The majority of operating costs in the Brazil segment are denominated in Brazilian reais. The increase was primarily due to a 3.9% increase in cattle costs in Brazilian reais and a 22.2% increase in labor expenses in Brazilian real primarily related to higher wages. Unfavorable currency translation impacts increased our operating costs primarily due to the devaluation of the U.S. dollar against the Brazilian real as the majority of operating costs in the Brasil segment are denominated in Brazilian reais.

Seara Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	8,324.2	6,773.8	1,550.4	22.9%
Adjusted EBITDA	896.7	714.7	182.0	25.5%

Net Revenue. Changes in our Seara segment net revenue in 2022 as compared to 2021 were primarily impacted by (1) a 2.2% increase in sales volumes mainly in exports due to the strong growth of poultry sales in the year and; (2) a 19.2% increase in sales prices in the domestic and export markets, mainly in prepared foods category as a result of gains in market share and consumer preference in the domestic and export markets.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment increased by US$182.0 million, or 25.5%, to US$896.7 million in 2022 from US$714.7 million in 2021, primarily due to the increase in net revenue, partially offset by an increase in certain of our operating costs. Operating costs were impacted primarily by a 10.2% increase in raw material costs in Brazilian real as a result of higher grain prices, notably corn and soybean meal impacted by the inflationary environment due to the conflict between Ukraine and Russia. Unfavorable currency translation impacts increased our operating costs primarily due to the devaluation of the U.S. dollar against the Brazilian real, as the majority of operating costs in the Seara segment are denominated in Brazilian reais. The supply of poultry in 2022 was very volatile as a result of the avian influenza in North America and Europe, lower productivity due to poultry genetics problems and the conflict between Ukraine and Russia impacting both top-line, prices and volumes, and costs.

Beef North America Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	22,069.1	21,443.4	625.7	2.9%
Adjusted EBITDA	2,081.7	4,511.9	(2,430.2)	(53.9)%

Net Revenue. Changes in our Beef North America segment net revenue in 2022 as compared to 2021 were primarily impacted by a 4.1% increase in sales prices as a result of a strong demand in the United States and the increase from the Vivera Business Acquisition, which closed on June 17, 2021. This increase was partially offset by a 2.3% decrease in sales volume, which was the result of the current trend towards a decrease in herd size due to the beginning of a cycle of greater restriction of animals available for slaughter in the United States;

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$2.430.2 million, or 53.9%, to US$2,081.7 million in 2022, from US$4,511.9 million in 2021 primarily due to an increase in certain of our operating costs, primarily: (1) the 20.1% increase in raw material costs due to higher cattle prices to US$152/cwt (carcass weight) in 2022 from US$144/cwt (carcass weight) in 2021, according USDA data; and (2) a 5.9% increase in labor as a result of higher wages.

Pork USA Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	8,153.1	7,626.2	526.9	6.9%
Adjusted EBITDA	756.3	786.0	(29.7)	(3.8)%

Net Revenue. Changes in our Pork USA segment net revenue in 2022 as compared to 2021 were primarily impacted by a 4.1% increase in average sales prices in the domestic and export markets while the volumes sold were flat; and by the impact from the TriOak Business Acquisition, which closed on December 2, 2022.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment decreased by US$29.7 million, or 3.8%, to US$756.3 million in 2022 from US$786.0 million in 2021, primarily due to an increase in certain of our operating costs, primarily due to a 6.8% increase in raw material costs, as a result of lower availability of live hogs and higher grain costs as well as a 6.1% increase in employee wages. This increase in some of our operating costs was partially offset by the increase of US$526.9 million in net revenue.

Pilgrim’s Pride Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	17,455.1	14,765.1	2,690.0	18.2%
Adjusted EBITDA	2,084.6	1,691.7	392.9	23.2%

Net Revenue. Changes in our Pilgrim’s Pride segment net revenue in 2022 as compared to 2021 were primarily impacted by a 25.2% increase in sales prices, impacted by the inflationary environment, as well as the increase from the Pilgrim’s Food Masters Acquisition which closed on September 24, 2021. This increase was partially offset by a 10.0% decrease in sales volumes.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment increased by US$392.9 million, or 23.2%, to US$2,084.6 million in 2022 from US$1,691.7 million in 2021. The increase in our net revenue was partially offset by an increase in certain of our operating costs, primarily due to a 17.4% increase in raw material costs as a result of higher commodity grain prices impacted by the inflationary environment, coupled with higher labor costs of 9.4% and a 22.7% increase in electric power and maintenances expenses in 2022.

Australia Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	6,323.3	5,344.9	978.4	18.3%
Adjusted EBITDA	443.9	327.6	116.3	35.5%

Net Revenue. Changes in our Australia segment net revenue in 2022 as compared to 2021 were primarily impacted by a 26.7% increase in sales prices, impacted by the inflationary environment, partially offset by a 15.2% decrease in sales volumes.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment increased by US$116.3 million, or 35.5% to US$443.9 million in 2022 from US$327.6 million in 2021. The increase in our net revenue was partially offset by the increase in certain of our operating costs, primarily due to a 9.1% increase in raw material costs, impacted by the inflationary environment; and the Huon and Rivalea Acquisitions which was closed on November 17, 2021 and January 4, 2022 respectively.

Others Segment

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Net revenue	842.0	713.0	129.0	18.1%
Adjusted EBITDA	(7.9)	24.7	n.m.	n.m.

n.m. = not meaningful.

Net Revenue. Changes in our Others segment net revenue in 2022 as compared to 2021 were primarily impacted by international leather operations and other operations in Europe.

Adjusted EBITDA. Adjusted EBITDA in our Others segment changed to a loss of US$7.9 million in 2022 from an income of US$24.7 million in 2021. This was primarily due to an increase in certain of our operating costs, which was partially offset by the increase in our net revenue of US$129.0 million.

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this annual report, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$)
Net income (loss)	(131.7)	3,143.5	3,818.6
Income tax and social contribution taxes – current and deferred	(128.0)	410.0	1,244.1
Net finance expense	1,353.4	1,241.7	938.5
Depreciation and amortization expenses	2,149.1	1,907.9	1,673.2
Share of profit of equity-accounted investees, net of tax	(9.5)	(11.8)	(17.2)
Antitrust agreements expenses (a)	102.5	101.4	792.6
Donations and social programs expenses (b)	18.2	23.9	27.3
J&F Leniency expenses refund (c)	—	(93.8)	—
Impairment of assets (d)	26.3	17.4	—
Restructuring expenses (e)	53.3	—	—
Other operating income (expense), net (f)	24.5	(18.3)	9.1
Adjusted EBITDA	3,457.9	6,722.0	8,486.4

Adjusted EBITDA by segment:
Brazil	469.3	468.9	431.9
Seara	364.5	896.7	714.7
Beef North America	114.2	2,081.7	4,511.9
Pork USA	526.9	756.3	786.0
Pilgrim’s Pride	1,536.0	2,084.6	1,691.7
Australia	454.7	443.9	327.6
Others	(5.2)	(7.9)	24.7
Total reportable segments	3,460.4	6,724.2	8,488.5
Eliminations (g)	(2.6)	(2.2)	(2.0)
Adjusted EBITDA	3,457.8	6,722.0	8,486.5

(a)	Refers to antitrust agreements entered into by JBS USA and its subsidiaries (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—United States”).
(b)	Refers to donations made to (i) the Instituto J&F for improvements to the school’s building, (ii) the social program “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil and (iii) the JBS Fund for The Amazon, a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(c)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazil—Corporate Lawsuits—Arbitration Proceedings.”
(d)	Refers to the impairment of assets related to Planterra's plant closure in 2023.
(e)	Refers to the project implementation of multiple restructuring initiatives mainly in our indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(f)	Refers to several adjustments, mainly abroad, such as expenses related to acquisitions and insurance indemnities, among others.
(g)	Includes intercompany and intersegment transactions.

Supplemental Financial and Non-Financial Information about the Obligors of the JBS USA Registered Notes

Reference is made to the following 11 series of notes (collectively, the “JBS USA Registered Notes”) issued by JBS USA Holding Lux S.à r.l. (“JBS USA”), JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Co-Issuers”): (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors” and, together with the Co-Issuers, the “Obligors”). Each guarantee (collectively, the “Guarantees”) constitutes a separate security offered by the Parent Guarantors.

In addition, holders of the 6.750% Senior Notes due 2034 and the 7.250% Senior Notes due 2053, issued by Co-Issuers, benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. These notes are also guaranteed on a senior unsecured basis by the Parent Guarantors.

JBS S.A indirectly owns 100% of each of the Obligors. JBS Global Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS Luxembourg Company and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.” The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and are effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Item 3. Key Information—D. Risk Factors--Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees.”

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent.” Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Substitution of the Company.” Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer.” As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees—The indentures governing the JBS USA Registered Notes provides for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.”

Pursuant to Rule 3-10 of Regulation S-X subsidiary issuers and guarantors of obligations guaranteed by the parent (in this case, JBS S.A.) are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company’s consolidated financial statements, the parent guarantee is “full and unconditional” and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of each Obligor (other than JBS S.A.) have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, except as described below, we have excluded the summarized financial information for the Obligors (other than JBS S.A.) because, except for JBS S.A., the combined Obligors, excluding investments in subsidiaries that are not issuers or guarantors, have no material assets, liabilities or results of operations, and management believes such summarized financial information would not provide incremental value to investors.

Summarized financial information is presented below for JBS S.A., as parent company and the only Obligor with material operations, on a stand-alone basis and does not include investments in and equity in the earnings of non-obligor subsidiaries. Transactions with and balances to/from non-obligor subsidiaries and related parties have been presented separately.

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of December 31, 2023 and 2022 and summarized statement of income data for the years ended December 31, 2023 and 2022.

	As of and for the year ended December 31,
	2023	2022
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	183.1	227.5
Other current assets	2,687.1	2,237.5
Total current assets	2,870.2	2,465.0
Non-current assets:
Due from non-obligor subsidiaries and related parties	119.0	211.4
Other non-current assets	6,498.7	5,373.0
Total non-current assets	6,617.7	5,584.0
Current liabilities:
Due to non-obligor subsidiaries and related parties	78.5	66.4
Other current liabilities	2,068.3	2,461.0
Total current liabilities	2,146.8	2,527.4
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	3,513.0	4,229.2
Other non-current liabilities	3,251.5	3,146.7
Total non-current liabilities	6,764.5	7,376.0

Statement of income data (1):
Net revenue	10,319.9	10,637.5
Gross profit	1,614.0	1,628.2
Net income (loss) attributable to Company shareholders	(217.7)	29.4
Net income (loss)	(217.7)	29.4

(1)	For the year ended December 31 2023, net revenue, gross profit and net income (loss) includes US$1,342.3 million, US$146.8 million and US$97.7 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2022, net revenue, gross profit and net income (loss) includes US$1,422.4 million, US$160.8 million and US$106.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

B. Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future. Our ability to continue to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information—D. Risk Factors.”

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2023	2022	2021
	(in millions of U.S. dollars)
Net cash provided by operating activities	2,378.8	2,580.5	3,998.6
Net cash used in investing activities	(1,408.4)	(2,535.6)	(3,516.4)
Net cash provided by (used in) financing activities	1,022.1	(1,667.5)	(64.8)
Effect of exchange rate changes on cash and cash equivalents	50.6	(15.4)	(40.4)
Change in cash and cash equivalents, net	2,043.1	(1,637.9)	377.3
Cash and cash equivalents at the beginning of the period	2,526.4	4,164.3	3,787.0
Cash and cash equivalents at the end of the period	4,569.5	2,526.4	4,164.3

Operating Activities

Cash flow provided by operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities in 2023 was US$2,378.8 million, compared to net cash provided by operating activities of US$2,580.5 million in 2022. This decrease in net cash provided by operating activities was primarily due to:

●	a decrease in net income adjusted for non-cash effects to US$3,553.8 million in 2023, compared to US$6,681.2 million in 2022;

This decrease in generation of cash was partially offset by:

●	a decrease in income taxes paid to US$70.9 million in 2023 compared to US$1,039.4 million paid in 2022;

●	a decrease in inventories generating cash of US$480.5 million in 2023, compared to a cash consumption of US$458.2 million in 2022; and

●	a decrease in trade accounts receivable generating cash of US$624.8 million in 2023, compared to a cash consumption of US$269.5 million in 2022.

Net cash provided by operating activities for 2022 was US$2,580.5 million, compared to net cash provided by operating activities of US$3,998.6 million for 2021. This decrease in cash flow from operating activities was primarily due to:

●	a decrease in net income adjusted for non-cash effects to US$6,681,2 million in 2022, compared with US$8,542.1 million in 2021;

●	a decrease in cash provided to US$253.2 million in 2022, related to the increase in trade accounts payable and supply chain finance, compared to US$1,199.0 million in 2021; and

●	an increase in cash consumption to US$709.0 million in 2022 related to the increase in recoverable taxes, compared with US$9.2 million in 2021.

This decrease was partially offset by:

●	a decrease in cash consumption to US$269.6 million in 2022, related to the increase in trade accounts receivable, compared to US$803.1 million in 2021.

●	a decrease in payments related to antitrust agreements to US$167.0 million in 2022 compared to US$ 762.9 million in 2021.

●	a decrease in cash consumption related to inventories to US$458.2 million in 2022, compared to US$1,456.4 million in 2021.

Investing Activities

Cash flow provided by (used in) investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For 2023, net cash used in investing activities totaled US$1,408.4 million, of which US$1,502.1 million was cash used in purchases of property, plant and equipment, partially offset by US$72.0 million in cash provided by sales of property, plant and equipment.

For 2022, net cash used in investing activities totaled US$2,535.6 million, of which US$2,172.6 million was cash used in purchases of property, plant and equipment and US$378.9 million was cash used in payments of acquisitions, partially offset by US$48.8 million in cash provided by sales of property, plant and equipment.

For 2021, net cash used in investing activities totaled US$3,516.4 million, of which US$1,780.5 million was cash used in purchases of property, plant and equipment and US$1,754.5 million was cash used in payments of acquisitions, partially offset by US$43.6 million in cash provided by sales of property, plant and equipment.

Financing Activities

Cash flow provided by (used in) financing activities includes primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For 2023, net cash provided by financing activities totaled US$1,022.1 million, of which US$9,035.7 million was cash proceeds from loans and financings; which was partially offset by US$7,091.7 million in cash used in payments of loans and financings and US$448.0 million in cash used in payments of dividends.

For 2022, net cash used in financing activities totaled US$1,667.5 million, of which US$7,473.2 million was cash used in payments of loans and financings, US$551.9 million was cash used in purchase of treasury shares and US$872.8 million was cash used in payments of dividends; partially offset by US$8,011.6 million in cash proceeds from loans and financings.

For 2021, net cash used in financing activities totaled US$64.8 million, of which US$6,272.5 million was cash used in payments of loans and financings, US$1,922.1 million was cash used in purchase of treasury shares and US$1,379.6 million was cash used in payments of dividends; partially offset by US$9,981.0 million in cash proceeds from loans and financings.

Indebtedness and Financing Strategy

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

As of December 31, 2022, our total outstanding indebtedness was US$17,700.1 million, consisting of US$1,577.0 million of current loans and financings and US$16,123.1 million of non-current loans and financings, representing 58.3% of our total liabilities, which totaled US$30,339.4 million as of December 31, 2022.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of December 31, 2023 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

 Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of December 31, 2023. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2023
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	8.40%	USD	—	2024	52.2
Prepayment	7.38%	USD	SOFR	2024-27	179.9
FINIMP – Import Financing	6.48%	USD and EUR	Euribor	2024-25	31.9
White Stripe credit facility	8.45%	USD and CAD	—	—	2.9
Working capital – Dollar	8.97%	USD	SOFR	2024-30	2.9
CRA – Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	38.9
Scott credit facilities	2.20%	USD	—	2025	1.8
Total foreign currency					310.5

Local currency:
FINAME	5.98%	BRL	—	2024-25	0.5
FINEP	—	BRL	—		0.0
Prepayment	8.22%	GBP and USD	BoE, SOFR	2024-25	114.9
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	997.8
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	905.6
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	79.0
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	593.7
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,271.8
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	496.9
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	984.2
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	1,001.2
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	2,030.6
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,607.0
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	903.5
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,535.7
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	901.9
Notes 5.88% PPC 2027	5.88%	USD	—	2027	0.0
Notes 4.25% PPC 2031	4.25%	USD	—	2031	993.4
Notes 3.50% PPC 2032	3.50%	USD	—	2032	901.7
Notes 6.25% PPC 2033	6.25%	USD	—	2033	1,027.9
Notes 6.88% PPC 2034	6.88%	USD	—	2033	492.2
PPC Credit Line – term loans	—	—	—	—	0.0
Working capital – Brazilian reais	17.45%	BRL	TJLP	2024-28	21.4
Working capital – Euros	3.10%	EUR	Euribor	2024-28	27.4
Export credit note	14.20%	BRL	CDI	2024-30	217.6
CDC – Direct Consumer Credit	15.97%	BRL	—	2024-28	30.3
Livestock financing - Pre	10.73%	BRL	—	2024	242.9
CRA – Agribusiness Credit Receivable Certificates	10.38%	BRL	CDI and IPCA	2024-37	2,162.4
Credit line - Scott credit	7.69%	USD and EUR	—	2050	20.6
Credit line- Beardstown Pace	3.65%	USD	—	2050	71.4
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	35.0
Others	4.68%	Several	Several	2031	20.1
Total local currency					19,688.6
Total					19,999.1

*	Balances classified as current which have their maturities between January 1, 2024 and December 31, 2024.

The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$19,999.1 million, as of December 31, 2023:

	As of December 31, 2023
	(in millions of U.S. dollars)	(%)
Total current	891.6	4.5%
2025	171.2	0.9%
2026	19.0	0.1%
2027	1,193.5	6.0%
2028	1,102.8	5.5%
2029	34.4	0.2%
After 2029	16,586.6	82.9%
Total non-current	19,107.5	95.5%
Total	19,999.1	100.0%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

Description of Material Indebtedness

The following summarizes our material indebtedness as of the date of this annual report.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of December 31, 2023.

Security	Outstanding Principal Amount	Final Maturity
(in millions)
JBS USA 2.500% Notes due 2027 (1)	US$978.0	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$900.0	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$600.0	February 2029
JBS USA 5.500% Notes due 2030 (1)	US$1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$500.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)	US$923.0	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)	US$2,050.0	April 2033
JBS USA 6.750% Notes due 2034 (1)	US$1,600.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	US$900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$1,550.0	December 2052
JBS USA 7.250% Notes due 2053 (1)	US$900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031 (2)	US$1,000.0	April 2031
PPC 3.500% Notes due 2032 (2)	US$900.0	March 2032
PPC 6.250% Notes due 2033 (2)	US$1,000.0	July 2033
PPC 6.875% Notes due 2034 (2)	US$500.0	May 2034

(1)	The issuers of these notes are JBS USA, JBS USA Food Company and JBS Luxembourg Company and these notes are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(2)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

Holders of JBS USA’s 6.750% Senior Notes due 2034 and JBS USA’s 7.250% Senior Notes due 2053 benefit from registration rights set forth in a registration rights agreement entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$923.0 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$1.0 billion.

As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies. In connection with these notes, none of JBS S.A., JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by each company (an “external verifier”) that the notes will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes.

In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this annual report.

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

In June 2021, JBS S.A. adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS S.A.’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS S.A. established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Framework is publicly available on JBS S.A.’s website. The Sustainability-Linked Bond Framework is not included in this annual report and is not incorporated into this annual report by reference.

JBS S.A. defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS S.A.’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032.

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

In November 2021, JBS USA adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS USA has established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Framework is publicly available on JBS USA’s website. The Sustainability-Linked Bond Framework is not included in this annual report and is not incorporated into this annual report by reference.

JBS USA defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS USA defines “MT of CO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS USA’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS USA’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

In March 2021, PPC adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Greenhouse Gas Emissions Intensity (as defined below). PPC’s long-term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, PPC has established a sustainability performance target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Framework is publicly available on PPC’s website. The Sustainability-Linked Bond Framework is not included in this annual report and is not incorporated into this annual report by reference.

PPC defines “Greenhouse Gas Emissions Intensity” as tCO2e divided by 100 lbs. (“tCO2e/100 lbs.”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period from global operations, including, without limitation, the use of dry ice, measured in metric tons of carbon dioxide equivalent, and “lbs. produced” as the sum of fresh, frozen and value-added chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in 100 lb. increments. For the year ended December 31, 2019, PPC’s Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 lbs. produced, subject to third-party verification.

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031.

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility (the “JBS S.A. Revolving Credit Facility”). Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of JBS S.A. Revolving Credit Facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The JBS S.A. Revolving Credit Facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the JBS S.A. Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. As of December 31, 2023, there were no outstanding borrowings under the JBS S.A. Revolving Credit Facility.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc. (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$900.0 million and US$600.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA.

Guarantees. Subject to the JBS USA Collateral Cure described below, borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure (as described below), each wholly-owned subsidiary of each borrower is required to become a guarantor.

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”).

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers, the guarantors and each subsidiary guarantor to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

As of December 31, 2023, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility replaced the Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended, modified, extended, restated, amended and restated, replaced, or supplemented prior to the date hereof, the “PPC Existing Credit Agreement”). The PPC Revolving Credit increased PPC’s availability under the revolving loan commitment from $800.0 million to $850.0 million, amended certain covenants, and extended the maturity date of PPC’s revolving loan commitments from August 9, 2026 to October 4, 2028. Outstanding borrowings under the PPC Revolving Credit bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

Subject to the PPC Collateral Cure (as defined below), the PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries and is unsecured. The PPC Revolving Credit will be used for general corporate purposes and replaces the PPC Existing Credit Agreement.

The PPC Revolving Credit contains customary representations and warranties, covenants and events of default. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured the PPC Existing Credit Agreement (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to certain terms and conditions.

As of December 31, 2023, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$25.1 million and US$824.9 million, respectively. There were no outstanding borrowings as of December 31, 2023.

JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

From October 2019 through October 2023, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2023 until 2038. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.81% as of December 31, 2023. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by-products, and derivatives. As of December 31, 2023, the outstanding aggregate principal amount of the CRAs was US$2,201.3 million.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1,148.8 million (US$220.2 million). These debentures are denominated in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively.

These sustainability-linked CRAs and the underlying debentures contain a sustainability performance target (as further described below) that if unsatisfied will result in an increase in the interest rate payable on the CRAs and the underlying debentures. This sustainability performance target is specifically tailored to the business, operations and capabilities of JBS S.A. and does not easily lend itself to benchmarking against sustainability performance targets that may be used by other companies. In connection with these sustainability-linked CRAs and the underlying debentures, JBS S.A. has not committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these sustainability-linked CRAs and debentures or to any other party by JBS S.A., the issuer of the CRAs or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by JBS S.A. (an “external verifier”) that the sustainability-linked CRAs and debentures will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A. striving to achieve the sustainability performance target or the use of the net proceeds from the offering of the debentures or the CRAs.

In addition, no assurance or representation was given by JBS S.A., the issuer of the CRAs, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the CRAs and the underlying debentures or the respective sustainability performance target to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this annual report.

There can be no assurance of the extent to which JBS S.A. will be successful in significantly decreasing its sustainability performance globally. Although a failure to achieve the sustainability performance target set forth in these sustainability-linked CRAs and debentures will give rise to an upward adjustment of the applicable interest rates. Specifically, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof by an external verifier by May 31, 2026, the interest rate payable on the CRAs and underlying debentures will be increased by 25 basis points from and including May 31, 2026 to and including the respective maturity dates. However, any such failure would not be an event of default under the CRAs or the underlying debentures, nor would such failure result in a requirement to redeem or repurchase such securities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

Sustainability Performance Target

In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy. As part of this goal, JBS S.A. established a sustainability performance target to have the number of heads of cattle related to the direct suppliers registered into its Transparent Livestock Platform (as further described below) by the end of 2025 equal 100% of the number of heads of cattle slaughtered by the JBS S.A. in Brazil in 2024. The Sustainability-Linked Framework does not apply to our grain supply chain. For more information about our policies relating to our grain supply chain, see “Item 4. Information on the Company—B. Business Overview—Regulation—Cattle and Grain Supply Chains and Deforestation—Seara Sustainable Grain and Oil Sourcing Policy.” The Sustainability-Linked Framework is publicly available on JBS S.A.’s website. The Sustainability-Linked Framework is not included in this annual report and is not incorporated into this annual report by reference.

Since 2009, JBS S.A. has utilized a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in JBS S.A.’s Responsible Procurement Policy, including zero tolerance to illegal deforestation and invasion of protected areas such as indigenous lands or environmental conservation areas, not having areas embargoed by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and not being on the Brazilian Ministry of Economy Forced Labor Blacklist. The monitoring system also blocks livestock purchases from farmers involved in rural violence or land conflicts. To achieve this, the system generates a daily analysis of an area of 610,000 km² (or 61 million hectares), evaluating more than 73,000 direct supplier farms, enabling JBS S.A. to identify supplier farms that do not adhere to its Responsible Procurement Policy. In cases of non-compliance, the properties have their commercial records automatically blocked in JBS S.A.’s digital system, preventing cattle purchase operations from being generated on these properties. By leveraging its monitoring system in this manner, JBS S.A. has blocked approximately 16,000 livestock supplying farms for non-compliance to date.

In April 2021, JBS S.A. took on a stronger commitment to sustainability in the Amazon and other Brazilian biomes in which we operate, by launching its own, privately-funded blockchain platform, the Transparent Livestock Platform, which allows JBS S.A. to advance cattle traceability and monitor its entire cattle supply chain, including indirect suppliers. Direct cattle suppliers voluntarily provide information on their suppliers (that is, our indirect suppliers) through the Transparent Livestock Platform. This information is analyzed by third parties for compliance with which JBS S.A.’s Responsible Procurement Policy. The outcome of the analysis is sent directly to the JBS supplier, who is able to view socio-environmental compliance throughout their entire supply chain through an app developed by us. This enables them to develop plans to mitigate risks and implement initiatives to help them achieve compliance as necessary. It is our goal, through blockchain technology, to maintain the commitment to the security and confidentiality of third-party information throughout the process. To help JBS S.A. verify the reliability of information declared on the Transparent Livestock Platform, suppliers are required when registering to sign a Term of Use that provides for independent sample audits to verify transaction data for declared animals.

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. As of August 2023, over 45% of cattle processed by JBS was enrolled in the platform. This information has been published in JBS S.A.’s 2022 sustainability report, which is available on JBS S.A.’s website. This report is not included in this annual report and is not incorporated into this annual report by reference.

JBS S.A.’s management continuously monitors progress in relation to its annual targets. In addition, it is expected that a third party will annually verify the company’s continued compliance following the completion of its target to have 100% of its direct cattle suppliers registered in the Transparent Livestock Farming Platform by the end of 2025. JBS S.A. is making progress in relation to its annual goals, and numerous actions have been undertaken to engage suppliers in the meantime.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “—Contractual Obligations” below and note 15 to JBS S.A.’s audited financial statements, included elsewhere in this annual report.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our capital expenditures for the year ended December 31, 2023 totaled US$1,052.1 million in cash used in the purchase of property, plant and equipment, of which 51% were investments in facilities and 49% were investments in capacity expansion.

Our capital expenditures for the year ended December 31, 2022 totaled US$2,172.6 million in cash used in the purchase of property, plant and equipment, of which 44% were investments in facilities and 56% were investments in capacity expansion.

Our capital expenditures for the year ended December 31, 2021 totaled US$1,780.5 million in cash used in the purchase of property, plant and equipment, of which 43% were investments in facilities and 57% were investments in capacity expansion.

The source of cash for our capital expenditures generally tends to be our own cash flows.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of December 31, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,205.1	—	—	—	6,205.1
Loans and financing	891.6	171.2	1,212.5	17,723.8	19,999.1
Estimated interest on loans and financings (1)	1,362.9	1,052.5	1,910.1	7,390.2	11,715,8
Derivatives liabilities (assets)	144.2	—	—	—	144.3
Other liabilities	581.1	42.3	21.4	52.4	697.0
Payment of leases	(2.8)	293.4	442.3	1,108.3	1,841.2
Total	8,622.2	1,538.1	3,565.0	26,284.3	40,009.5

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2023 exchange rate.

	As of December 31, 2022
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,531.7	—	—	—	6,531.7
Loans and financing	1,577.0	815.0	2,396.3	12,911.7	17,700.1
Estimated interest on loans and financings (1)	924.3	1,837.5	1,485.2	4,441.1	8,688.2
Derivatives liabilities (assets)	107.2	—	—	—	107.2
Other liabilities	6.5	5.3	0.1	—	11.9
Payment of leases	342.7	500.5	313.3	853.2	2,009.8
Total	9,489.6	3,158.6	4,194.9	18,206.1	35,049.0

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2022. Payments in foreign currencies are estimated using the December 31, 2022 exchange rate.

We also have future commitments for purchase of grains and cattle whose balances as of December 31, 2023 and December 31, 2022 were US$35.6 billion and US$32.9 billion, respectively.

C. Research and Development, Patents and Licenses, Etc.

Our global innovation teams collaborate to exchange trends, solutions, and technological advancements, pooling collective expertise to propel category growth. With a diversified product portfolio, we deliver high-quality offerings tailored to diverse customer needs and consumer preferences. Investments in cultivated protein are pivotal to our strategic vision. In 2021, we ventured into the cultured protein market through the acquisition of BioTech Foods in Spain, with plans for our inaugural commercial-scale industrial plant to be completed by mid-2024. Furthermore, the forthcoming JBS Biotech Innovation Centre in Santa Catarina will emerge as Brazil’s largest research facility devoted to food biotechnology. Seara’s Incrível vegetable-based product line and the Vivera Business Acquisition showcase our expansion into plant-based proteins.

Initiatives, such as Seara’s Innovation Hub and Friboi’s Meat Technology and Study Center embody our dedication to product quality and innovation. Through meticulous analysis of the entire production chain and ongoing research, we adapt to evolving consumer expectations. Through collaboration with Colorado State University, we established the JBS Global Food Innovation Center, advancing food safety, meat sciences, and animal welfare practices. Additionally, JBS USA invests significantly in technology and innovation to maintain elite quality standards, exemplified by initiatives such as transitioning to zero-trim products in beef plants, while Pilgrim’s Europe harnesses advanced technologies like Internet of Things devices for operational efficiencies and predictive maintenance.

D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	global economic conditions;

●	Brazilian economic environment;

●	effect of level of indebtedness and interest rates;

●	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

●	effect of the levels of exports of fresh and processed products on our results of operations;

●	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

●	effects of fluctuations in export prices of fresh and processed products on operating revenues;

●	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

●	effects of fluctuations in currency exchange rates.

For more information, see “—A. Operating Results—Principal Factors Affecting our Financial Condition and Results of Operations.”

E. Critical Accounting Estimates

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.5 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to its bylaws, JBS S.A. is managed by a board of directors and a board of executive officers. JBS S.A. has also established a fiscal council.

Board of Directors

The following table sets forth the name and position of individuals who currently serve on JBS S.A.’s board of directors.

Name	Director Since	Position
Jeremiah O’Callaghan	October 20, 2017	Chairman
José Batista Sobrinho	January 2, 2007	Vice-Chairman
Francisco Sergio Turra (1)	October 28, 2021	Director
Carlos Hamilton Vasconcelos Araújo (1)	January 14, 2022	Director
Kátia Regina de Abreu Gomes (1)	July 20, 2023	Director
Alba Pettengill (1)	April 30, 2019	Director
Gelson Luiz Merisio (1)	August 13, 2020	Director
Paulo Bernardo Silva (1)	July 20, 2023	Director
Cledorvino Belini (1)	July 20, 2023	Director

(1)	Independent director (as defined under Brazilian Novo Mercado rules).

The following is a summary of the business experience of JBS S.A.’s directors:

Jeremiah O’Callaghan has been the investor relations officer of JBS S.A. for more than 10 years. Mr. O’Callaghan has been the chairman of the board of directors of JBS S.A. since October 2017 and an executive officer of JBS S.A. since January 15, 2019. He also serves on the management boards of several of JBS S.A.’s subsidiaries, including JBS USA. Mr. O’Callaghan holds a degree in engineering from the University College Cork in Ireland. Mr. O’Callaghan entered the beef industry in 1983 and joined JBS S.A. in 1996 to develop its international trade. He has more than 40 years of experience in the beef production industry.

José Batista Sobrinho is the founder of JBS and has been a member of JBS S.A.’s board of directors since January 2007. He has over 50 years of experience in beef production with JBS S.A. He is the grandfather of Wesley Mendonça Batista Filho.

Francisco Turra has been an independent member of JBS S.A.’s board of directors since October 2021. Mr. Turra was a former Minister for Agriculture in Brazil, and has extensive experience in the agribusiness sector and in the financial market, having held the positions of Vice President and Director of Operations of the Southern Brazil Regional Development Bank (Banco Regional de Desenvolvimento do Extremo Sul) (BRDE) bank between 2007 and 2008 and Chief Executive Officer of Banrisul from 1995 to 1996. He was also President of the National Food Supply Company (Conab), President of the Brazilian Animal Protein Association (ABPA) and Vice President of the Latin American Poultry Association.

Carlos Hamilton Vasconcelos Araújo has been an independent member of JBS S.A.’s board of directors since January 2022. Mr. Vasconcelos is currently also a member of the Board of Directors of Brasilprev Seguros e Previdência and of the Board of Trustees of Fundação Getúlio Vargas Previously. Previously, Mr. Vasconcelos was the Director of Economic Policy at the Brazilian Central Bank, President of Cateno Gestão de Pagamentos, Vice President of Services, Infrastructure and Operations of Banco do Brasil, and Secretary of Economic Policy of the Ministry of Finance. Additionally, he was a member of the Board of Directors of UBS BB Services, Banco Votorantim, Cielo, BB Seguridade and Neoenergia. Mr. Vasconcelos holds a degree in engineering and masters and doctorate in economics.

Kátia Regina de Abreu Gomes has been an independent member of JBS S.A.’s board of directors since July 2023. She was the President of the Foreign Affairs Committee of the Brazilian Federal Senate between 2021 and 2022, Brazilian Federal Senator between 2007 and 2021, Minister of Agriculture, Livestock and Supplying of Brazil between 2015 and 2016, Brazilian Federal Deputy between 2003 and 2007, Substitute Brazilian Federal Deputy between 2000 and 2002, President of the Confederation of Agriculture and Livestock – CNA between 2009 and 2014, President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996 and President of the Rural Union of the Municipality of Gurupi in the State of Tocantins in 1994. In addition, she participated in several commissions and missions abroad and in Brazil.

Alba Pettengill has been an independent member of JBS S.A.’s board of directors since April 2019. She currently owns and manages land in Paraguay, dedicating herself to cattle raising with the improvement of genetic production. Ms. Pettengill is also a member of the board of directors of the Rural Association of Paraguay and the Animal Health Commission of Paraguay. She joined the refrigeration industry in 1985 as an officer of Frigorífico Guarani, where she was responsible for the implementation of ISO9000 Quality standards. With more than 30 years of experience in the refrigeration industry, she has knowledge of production processes. Ms. Pettengill is the founder of the Paraguayan Meat Chamber, where she served as president, and was awarded by the Paraguayan government for the implementation of renewable energies.

Gelson Luiz Merisio has been an independent member of JBS S.A.’s board of directors since August 2020. Previously, Mr. Merisio was the President of Associação Comercial e Industrial de Xanxerê (ACIX), Federação das Associações Comerciais e Industriais de Santa Catarina (FACISC), Conselho Deliberativo do SEBRAE/SC and Vice President of Confederação das Associações Comerciais do Brasil (CACB). Representing the entrepreneurs of Santa Catarina, he was a state deputy in the Legislative Assembly of Santa Catarina, from 2005 to 2018. In 2010, he became the President of the Legislative Assembly by unanimous vote, and during the following two periods 2011 to 2012 and 2015 to 2016. In 2014, he achieved a historic vote for the post in the state and became the most voted state deputy in Santa Catarina. Nowadays, he does not hold any governmental position. In addition to working in the political sector, he has a wide knowledge in the industrial sector, mainly in the southern states of Brazil, due to his large experience in such states and the position of Vice President of the Confederação das Associações Comerciais do Brasil. Mr. Merisio graduated in Business Administration by Universidade do Oeste de Santa Catarina (Unoesc).

Paulo Bernardo Silva has been an independent member of JBS S.A.’s board of directors since July 2023. He was Minister of Communications of Brazil between 2011 and 2014, Minister of Planning, Budget and Management of Brazil between 2005 and 2010, Federal Deputy for the State of Paraná in three terms (1991-1995, 1995-1999 and 2003-2007). Mr. Silva was also a career employee at Banco do Brasil (1975-2015), Secretary of State for Finance for the State of Mato Grosso do Sul (1999 – 2000) and Municipal Secretary of Finance and Planning for the City of Londrina (2001-2002).

Cledorvino Belini has been an independent member of JBS S.A.’s board of directors since July 2023. Mr. Belini has a career spanning more than 40 years in multinational companies. He held the position of Chief Executive Officer of the automotive manufacturing company Fiat in Brazil and in Latin America for 11 years, between 2004 and 2015. He was president of the National Association of Automotive Vehicle Manufacturers (Anfavea) between 2010 and 2013 and Chief Executive Officer of Companhia Energética de Minas Gerais S.A. (Cemig), from February 2019 to January 2020. Previously, Mr. Belini served as an independent member of JBS S.A.’s board of directors between October 2017 and June 2020 and between November 2021 and April 2023.

Board of Executive Officers

The following table sets forth the name and position of current members of JBS S.A.’s board of executive officers.

Name	Officer Since	Position
Gilberto Tomazoni	December 4, 2018	Global Chief Executive Officer
Guilherme Perboyre Cavalcanti	January 15, 2019	Global Chief Financial Officer and Investor Relations Officer
Eliseo Santiago Perez Fernandez	November 11, 2010	Managing and Controlling Officer
Jeremiah O’Callaghan	January 15, 2019	Executive Officer
Wesley Mendonça Batista Filho	September 16, 2017	Executive Officer

The following is a summary of the business experience of the current members of JBS S.A.’s board of executive officers who are not also members of JBS S.A.’s board of directors.

Gilberto Tomazoni has been JBS S.A.’s Global Chief Executive Officer since December 2018. He holds a degree in mechanical engineering from Universidade Federal de Santa Catarina, Brazil and a postgraduate degree in management. He has extensive experience in, and knowledge of, the food industry. He worked at Sadia for 27 years, where he started as a trainee and became Sadia’s chief executive officer. He served for three years as vice president of Bunge Alimentos, managing the food and ingredients business, and was also the executive director for their South and Central American business. He joined us as Global President of the poultry business in 2013, and subsequently led the establishment of Seara as its chief executive officer. In 2015, he was named President of JBS’ Global Operations and, since 2017, has served as our Global Chief Operating Officer. In 2013 he was named chairman of PPC’s board of directors. He is also a member of the International Advisory Council of Fundação Dom Cabral (FDC).

Guilherme Perboyre Cavalcanti has been JBS S.A.’s Global Chief Financial Officer and Investor Relations Officer since January 2019. He holds a bachelor’s and master’s degree in economics from Pontifical Catholic University of Rio de Janeiro in Rio de Janeiro, Brazil. From 2012 to 2019, he served as Director of Finance and Investor Relations at Fibria Celulose S.A., a Brazilian pulp producer. He has also served as chief financial officer and investor relations officers at Vale S.A. and as the director of treasury and planning at Grupo Globo.

Eliseo Santiago Perez Fernandez has been JBS S.A.’s Managing and Control Officer since November 2010. He holds a degree in business administration from Universidade Católica of Pernambuco and a post-graduate degree in business administration from FGV. He has over eight years of experience in audit and accounting firms and over 10 years of experience in the retail industry.

Wesley Mendonça Batista Filho has been a member of JBS S.A.’s board of executive officers since October 2017. He previously had been a member of JBS S.A.’s board of directors.  He was appointed chief executive officer of JBS USA in May 2023. He also serves on the management boards of several of JBS S.A.’s subsidiaries, including JBS USA. Mr. Batista Filho began his career with JBS USA as a trainee at our Greeley Beef plant located in Colorado. Upon completing the trainee program, Mr. Batista Filho moved to Brazil to join JBS S.A. In South America, he served in various senior roles within the JBS Group, including head of JBS Uruguay and head of JBS Paraguay. In 2014, Mr. Batista Filho assumed the position of president of JBS Canada and relocated to Calgary, Alberta. In February 2016, he became the head of JBS USA’s beef business in Canada and the United States, prior to relocating to Brazil in 2017 to serve as president of JBS S.A.’s operations in South America.  On November 10, 2021, he was appointed to lead JBS S.A.’s operations in Latin America and Oceanian, and the global plant business.

Management Committees

JBS S.A.’s board of directors has the support of the following six committees that assist in strategic business decisions.

Socio-Environmental Responsibility Committee

JBS S.A.’s socio-environmental responsibility committee advises JBS S.A.’s board of directors regarding the risks and opportunities in sustainability initiatives. Accordingly, the committee is responsible for dealing and connecting all topics related to our business in a global perspective, including: identification, addressing and treatment of critical issues that result in risks or impacts on our business; monitoring and implementation of policies, strategies and specific initiatives; and evaluation of investments proposals in sustainability.

The members of JBS S.A.’s socio-environmental responsibility committee are appointed by JBS S.A.’s board of directors. As of the date of annual report, the chairman of JBS S.A.’s socio-environmental responsibility committee is Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are: Guilherme Motta, president of our leather business; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Alba Pettengill, Francisco Sergio Turra, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva.

Statutory Audit Committee

JBS S.A.’s statutory audit committee advises JBS S.A.’s board of directors about the norms, rules and procedures for disclosure and transparency of financial statements. It is also responsible also for evaluating the performance of our internal control systems and internal and external audits. Annually, JBS S.A.’s statutory audit committee reviews the work conducted by the internal audit team and approves the guidelines and the action plans for the year in course.

The members of JBS S.A.’s statutory audit committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s statutory audit committee is Carlos Hamilton Vasconcelos Araújo, an independent member of JBS S.A.’s board of directors. The other members are: Paulo Sérgio Cruz Dortas Matos, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s related parties committee; and Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors.

Financial and Risk Management Committee

JBS S.A.’s financial and risk management committee assists the board of directors and the board of executive officers by analyzing the impacts of the global economic scenario on our financial policy. The committee aims to improve the rules and procedures for the control and management of market and credit risks, reduce the risk of fluctuation in prices and create value for shareholders and mitigate other risks to which we are exposed in the ordinary course of our business.

The members of JBS S.A.’s financial and risk management committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s financial and risk management committee is Guilherme Perboyre Cavalcanti, JBS S.A.’s Global Chief Financial Officer and Investor Relations Officer. The other members are: Wesley Mendonça Batista Filho, executive officer of JBS S.A. and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Gelson Luiz Merisio and Cledorvino Belini.

Governance, Compensation and Nomination Committee

JBS S.A.’s governance, compensation and nomination committee aims to implement practices and policies based on the highest standards of corporate governance and compliance.

The members of JBS S.A.’s governance, compensation and nomination committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s governance, compensation and nomination committee is Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Francisco Sergio Turra, Gelson Luiz Merisio and Paulo Bernardo Silva.

Related Parties Committee

JBS S.A.’s related parties committee aims to ensure that the transactions between JBS S.A. and its subsidiaries and affiliates are performed taking into account our best interests and negotiated independently, through a transparent and ethical process, in accordance with applicable law and on terms not less favorable than those that would be obtained for similar transactions with unaffiliated third parties.

The members of JBS S.A.’s related parties committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s related parties committee is Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors. The other members are: Paulo Sérgio Cruz Dortas Matos, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s statutory audit committee; and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo and Alba Pettengill.

Diversity, Equity and Inclusion Committee

JBS S.A.’s diversity, equity and inclusion committee advises JBS S.A.’s board of directors on the achievement of its attributions in relation to the rules and principles of people management processes, through the definition, implementation and management of diversity and inclusion programs, including recruitment, hiring, training, promotion and resignation processes, while aiming to promote an inclusive and diverse workplace aligned to our strategy, culture and values. The committee is responsible for the development of affirmative actions, based on the work that will be done by internal groups, with the objective of implementing an active listening process of employees and drawing up action plans based on detected opportunities for improvement.

The members of JBS S.A.’s diversity, equity and inclusion committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s diversity, equity and inclusion committee is Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are: Cameron Bruett, head of corporate affairs and chief sustainability officer; Juriana Sperandio Domingues, head of human resources in North America and Global human resources director; Marcela Rocha, executive director of corporate affairs; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Kátia Regina de Abreu Gomes and Alba Pettengill.

Family relationships

José Batista Sobrinho and his grandson, Wesley Mendonça Batista Filho, are directors and/or officers of JBS S.A., JBS S.A.’s controlling shareholder and several of JBS S.A.’s subsidiaries.

B. Compensation

JBS S.A.’s management compensation policy, which encompasses members of JBS S.A.’s board of directors and most qualified officers, is an important aspect of JBS S.A.’s human capital investment strategy and is intended to attract and retain the most qualified employees in the industry. Compensation is established based on market research and intended to align the interests of JBS S.A.’s executives with the interests of JBS S.A.’s shareholders.

The members of JBS S.A.’s board of directors are paid a monthly fixed compensation and are entitled to a variable cash benefit indexed to the price of JBS S.A.’s common shares on the B3. JBS S.A.’s statutory executive officers are compensated through a combination of the following components: base salary, bonuses that are tied to JBS S.A.’s financial performance and health and dental benefits. The members of JBS S.A.’s fiscal council are paid a monthly fixed salary only. JBS S.A.’s fiscal council is a separate corporate body independent from JBS S.A.’s board of directors and management and is established in accordance with Brazilian corporate law. The fiscal council is a supervisory body whose primary function is to review management’s activities to ensure that management is complying with their legal obligations and to protect the best interests of the company and its shareholders. The fiscal council also reviews JBS S.A.’s financial statements and renders opinions on certain management proposals submitted to shareholder vote, including matters relating to changes to JBS S.A.’s share capital, dividend distributions, corporate reorganizations and M&A transactions. JBS S.A.’s fiscal council is composed of between three and five members, and their respective alternates, who are elected by JBS S.A.’s shareholders at each annual general shareholders’ meeting. Neither members of JBS S.A.’s fiscal council nor their alternates can be members of the JBS S.A.’s board of directors or management.

In 2023, JBS S.A.’s board of directors, board of executive officers and fiscal council consisted of an average of nine, five and five members, respectively. For the year ended December 31, 2023, the aggregate compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council was US$26.9 million, composed of:

●	Board of Directors. US$3.0 million, consisting of US$2.8 million in fixed compensation and US$0.14 million in variable compensation;

●	Executive Officers. US$22.6 million, consisting of US$5.7 million in fixed compensation and US$16.8 million in variable compensation; and

●	Fiscal Council. US$0.46 million, consisting of entirely of fixed compensation.

The table below sets forth the highest, lowest and average compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council for the year ended December 31, 2023:

	For the year ended December 31, 2023
	Board of Directors	Executive Officers	Fiscal Council
	(in US$ thousand)
Highest	203.7	12,008.8	115.8
Lowest	151.5	1,770.1	115.5
Average	197.5	5,135.1	115.6

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2023, we had 272,565 employees distributed among management, sales and manufacturing/operating areas.

The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2023	2022	2021
Management	30,167	38,019	20,386
Sales	12,315	9,071	12,597
Manufacturing/operating	230,083	213,254	218,047
Total	272,565	260,343	251,030

The following table sets forth the number of our employees by location as of the dates indicated:

	As of December 31,
	2023	2022	2021
Brazil	152,502	143,879	143,228
United States and Canada	75,128	71,551	68,045
Australia	13,810	13,033	8,616
Mexico	11,578	12,259	11,166
Argentina	481	471	493
Europe (including the United Kingdom)	17,815	18,575	17,939
Others (1)	1,251	575	1,543
Total	272,565	260,343	251,030

(1)	“Others” refers to Saudi Arabia, UAE, Kuwait and others.

Employee Compensation and Benefits

General

Our compensation policy offers competitive salaries to our employees, in accordance with our budget and market, and enables us to attract and retain skilled workers. Our policy is applicable to all our employees, including the employees of our subsidiaries, excluding our executive officers.

In addition to benefits we are required to provide by law, we offer meal and transportation vouchers and other benefits to all our employees in Brazil, excluding our executive officers, under our collective bargaining agreements.

In the United States and Australia, we offer benefits to all our employees, such as health, dental, vision and life insurance plans, reimbursement for expenses with education and employee assistance programs.

In addition to the above, we have insignificant number of employees in other countries and we offer local and specifics benefits customized to the size of the business and market in these countries.

Director and Senior Management Compensation

JBS S.A.’s management compensation policy, which encompasses members of JBS S.A.’s board of directors and most qualified officers, is an important aspect of JBS S.A.’s human capital investment strategy and is intended to attract and retain the most qualified employees in the industry. Compensation is established based on market research and intended to align the interests of JBS S.A.’s executives with the interests of JBS S.A.’s shareholders. For more information, see “—B. Compensation.”

Occupational Health and Safety

We have a culture that values health and safety at work and promotes health and safety standards through our Management System for Health and Safety, which integrates and makes all of our employees jointly responsible for these issues. This system is grounded in well-defined responsibilities at all levels of our company and is supported by a Self-Management Safety Program (the “PSAG”), and Internal Commissions for Accident Prevention (“CIPAs”), which are composed of members elected by our employees. Every month, the performance of these units is measured and monitored, and employees responsible for the PSAG perform periodic audits. This model also includes goals as well as awareness and prevention tools to assist in the identification, mitigation and elimination of risk conditions or behavior that lead to unsafe practices by employees. All of our employees are represented in various Committees of Safety and Health through CIPAs. In addition to the CIPAs, we have a Safety Committee, composed of members of our senior management, which analyzes indicators of health and safety indicators and all proposed improvements suggested by employees.

In April 2013, we signed Regulatory Norm No. 36 – Workplace Safety and Health in Slaughtering and Meat and Byproducts Processing Plants, issued by the Brazilian Ministry of Labor, which regulates the working conditions and structure of the meatpackers’ processing units, such as the adequacy of use of our property, plant and equipment and specific furnishings and risk monitoring, among others, in order to provide better working conditions and improve the safety and quality of life for our employees. We also conducted training in our industrial units and mobilized all managers and all areas of the business units to comply with safety standards.

Relationship with Unions

Although we are subject to labor proceedings, investigations and fines in the ordinary course of business, we believe we have good relations with our employees and the unions and other labor organizations that represent them. Certain employees worldwide are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements.

E. Share Ownership

The following table sets forth the number and percentage of JBS S.A. common shares held by our directors and executive officers, individually and as a group, as of March 15, 2024:

Shareholder	Shares outstanding	%
Jeremiah O’Callaghan	*	*
José Batista Sobrinho	—	—
Francisco Sergio Turra	—	—
Carlos Hamilton Vasconcelos Araújo	*	*
Kátia Regina de Abreu Gomes	—	—
Alba Pettengill	—	—
Gelson Luiz Merisio	—	—
Paulo Bernardo Silva	—	—
Cledorvino Belini	*	*
Gilberto Tomazoni	*	*
Guilherme Perboyre Cavalcanti	—	—
Eliseo Santiago Perez Fernandez	—	—
Wesley Mendonça Batista Filho	*	*
Total directors and executive officers	*	*

*	Less than 1%.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Pursuant to the listing rules of the Novo Mercado segment of the B3, JBS S.A.’s capital stock is represented solely by common shares. The holders of JBS S.A.’s common shares have identical rights.

The following table sets forth the holders of the issued and outstanding JBS S.A. common shares and their respective shareholdings as of March 15, 2024:

Shareholder	Shares outstanding	%
J&F and JBS Participações (1)	1,075,419,898	48.48%
BNDESPar (2)	461,661,101	20.81%
Capital Research and Management Company (3)	111,359,154	5.02%
Other shareholders	569,676,217	25.68%
Total	2,218,116,370	100.00%

(1)	J&F, a corporation (sociedade anônima) incorporated under the laws of Brazil, indirectly owns 100% of the total capital stock of JBS Participações, a corporation (sociedade anônima) incorporated under the laws of Brazil. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and share voting and investment powers and the right to receive the economic benefit of the shares held by J&F.
(2)	BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) (“BNDES”) which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES’s website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its Board of Directors and finally by its Board of Executive Officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar’s bylaws, the Board of Executive Officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS S.A. The Board of Executive Officers of BNDESPar is comprised of 10 members, the CEO being also the CEO of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the Board of Executive Officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government.
(3)	Capital Research and Management Company, a Delaware corporation, is a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately-held asset management firm with operations around the world. Capital Research and Management Company is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities.

Changes in Share Ownership

J&F Group

On December 22, 2023, J&F transferred 369,918,510 JBS S.A. common shares, representing 16.68% of our total capital stock, to its indirect wholly-owned subsidiary JBS Participações. Also on December 22, 2023, Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa – Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa) (“FIP Formosa”), a Brazilian investment fund controlled by our ultimate controlling shareholders, transferred all of its JBS S.A. common shares (or 180,010,329 JBS S.A. common shares, representing 8.12% of our total capital stock) to JBS Participações. FIP Formosa remains an indirect holder of JBS S.A. common shares through its partial indirect ownership of JBS Participações.

In February and March 2024, J&F sold 7,710,000 JBS S.A. common shares, representing 0.35% of our total capital stock, to third parties in the market at prevailing market prices.

As a result of the transactions described above, as of March 15, 2024, J&F directly held 525,491,059 JBS S.A. common shares, representing 23.69% of our total capital stock, and JBS Participações directly held 549,928,839 JBS S.A. common shares, representing 24.79% of our total capital stock.

J&F indirectly owns 100% of the total capital stock of JBS Participações, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and share voting and investment powers and the right to receive the economic benefit of the shares held by J&F.

Capital Research and Management Company

On January 31, 2024, Capital Research and Management Company, a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately-held asset management firm with operations around the world, notified us that they have acquired and managed 110,411,772 JBS S.A. common shares, corresponding to 4.97% of our total capital stock, and have increased its holding of JBS S.A. common shares to 111,359,154, representing 5.02% of our total capital stock as of the date of this annual report. Capital Research and Management Company is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities.

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

In 2017, following disclosures of certain payments made to Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (“Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República) and a leniency agreement (“Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the facts that were the subject of the agreements in Brazil.

On May 3, 2017, former J&F officers, former senior executives and board members of JBS S.A. and JBS USA, as well as our ultimate controlling shareholders, entered into the Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F, on behalf of itself and its subsidiaries, entered into the Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

On October 14, 2020, J&F, JBS S.A. and our ultimate controlling shareholders (collectively, the “Respondents”), entered into a settlement agreement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. In connection with the SEC settlement, the SEC issued a cease-and-desist order (the “SEC order”), finding violations of certain provisions of Section 13(b) of the Exchange Act and the rules thereunder, including Exchange Act Rule 13b2-2 and requiring the Respondents to: cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder, and Exchange Act Rule 13b2-2; evaluate, review and continue to improve anti-bribery and anti-corruption compliance programs; and report to the SEC on such improvements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payments has been made in full. In January 2024, following a three-year reporting period, the SEC’s Division of Enforcement issued termination letters that formally concluded its investigation into each of the Respondents, including JBS S.A. In these termination letters, the SEC stated that, as of the date of the letters, it did not intend to recommend any further enforcement action in this matter.

Also on October 14, 2020, J&F reached an agreement with the DOJ, pursuant to which J&F agreed to plead guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”) in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. The plea agreement imposed a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million. J&F paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F to Brazilian authorities under the Leniency Agreement. The plea agreement also required J&F to implement a compliance program that satisfies DOJ standards; review and improve its internal accounting controls, policies, and procedures regarding compliance with the FCPA; report to the DOJ regarding remediation efforts and progress on the implementation of J&F’s compliance program for three years; report evidence or allegations of violations of the anti-bribery provisions of the FCPA during the three-year period; and cooperate fully with the DOJ and other agencies in any investigation concerning J&F, its affiliates, executives, employees, or agents relating to the relevant conduct or any other conduct under investigation by the DOJ during the three-year period. Our ultimate controlling shareholders and J&F have informed us that they have satisfied all payment obligations and have complied with all undertakings and other obligations under the DOJ plea agreement.

Other Investigations and Proceedings

Our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, as set forth below, in which CVM has made final decisions. JBS S.A. and Seara (a subsidiary of JBS S.A.) were party to one of these proceedings as described below.

On May 30, 2017, CVM filed an administrative proceeding against JBS S.A. and Mr. Wesley Mendonça Batista to investigate the alleged use of privileged information in connection with the purchase of U.S. dollar futures. On December 8, 2017, the CVM filed an administrative proceeding against Seara and Eldorado Brasil Celulose S.A. (an affiliate of JBS S.A.) to investigate the alleged use of privileged information in connection with trades of U.S. dollar derivatives contracts. On that date, the CVM joined the proceedings and began a punitive administrative proceeding (PAS 5388/2017) against JBS S.A., Seara, Mr. Wesley Mendonça Batista and Eldorado Brasil Celulose S.A. to determine possible liability in connection with these allegations. On September 2018, the Board of Commissioners of the CVM rejected the settlement proposal submitted jointly by the defendants to end those administrative proceedings. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Three commissioners voted to acquit all of the defendants, one commissioner abstained from voting. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges.

On September 25, 2017, the CVM began a punitive administrative proceeding (PAS 5390/2017) against Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and J&F to determine possible liability in connection with allegations of price manipulation, misuse of privileged information, trading of assets in a blackout period, violation of the duty of loyalty and abuse of controlling power involving trades of JBS S.A. Common Shares. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Four commissioners voted to acquit all of the defendants on all counts except for imposing a fine of R$500 thousand on J&F for trading in JBS S.A. Common Shares during a blackout period. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges except for imposing the fine on J&F described above.

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM has also alleged a lack of internal controls at JBS S.A. relating to former board members and has asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. We have contested these allegations and dispute the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over such operations. With respect to internal controls, JBS S.A. has implemented various internal control measures relating to corporate risks and financial risk management, including the following:

●	Global Corporate Risk Management Policy. JBS S.A.’s Global Corporate Risk Management Policy defines the rules, guidelines, responsibilities and procedures for the control and management of strategic, operational, financial, regulatory, political, technological and environmental risks. Furthermore, it establishes guidelines, processes and responsibilities related to the identification, analysis and monitoring of risks that may affect our strategic plan. The purpose of the Global Corporate Risk Management Policy is to meet legal and regulatory requirements and standardize concepts and practices; improve the reporting of information to the market, ensuring transparency for all stakeholders, market analysts and credit agencies; ensure a reliable data base for decision making and planning, providing a dynamic and efficient flow of information; and improve our corporate governance. JBS S.A.’s board of directors is responsible for approving the Global Corporate Risk Management Policy, and JBS S.A.’s statutory audit committee is responsible for assessing and monitoring compliance with such policy. JBS S.A.’s risk management and internal controls office, which, among other duties, defines and maps risk factors and advises the various business areas in identifying and assessing the impact of the various types of risks involved, reports to JBS S.A.’s statutory audit committee.

●	Global Liquidity Management Policy. JBS S.A.’s Global Liquidity Management Policy provides liquidity management guidelines for JBS S.A. and its subsidiaries, including the use of hedging instruments. JBS S.A.’s financial and risk management committee, which is composed of members of JBS S.A.’s board of directors and executive officers, advises JBS S.A.’s board of directors in matters relating to the company’s financial and risk management policies, practices and strategies. JBS S.A.’s financial and risk management committee is supported by the risk management committee, whose responsibilities include defining the instruments that can be used to raise and invest funds, and JBS S.A.’s finance department, which enforces policy guidelines.

In April 2018, the CVM opened an investigation into alleged breaches by our ultimate controlling shareholders of certain provisions of Brazilian corporate law that prohibits shareholders from voting in certain corporate matters in which they have a conflict of interest. This investigation related to the vote, by FB Participações S.A. (“FB”) (at the time, the direct controlling shareholder of JBS S.A), to approve the 2016 financial statements of JBS S.A. at JBS S.A.’s annual general shareholders’ meeting held in 2017. Mr. Wesley Mendonça Batista and Mr. Joesley Mendonça Batista, both shareholders of J&F (at the time, the controlling shareholder of FB), acted as CEO and board member of JBS S.A., respectively, during 2016. The CVM initially argued that, by virtue of the relationship between FB and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and their roles at JBS S.A., the approval of JBS S.A.’s financial statements by FB would constitute a formal conflict of interest, under which allegedly conflicted shareholders are prohibited from voting, and, as a consequence, FB should have recused itself from the vote to approve JBS S.A.’s financial statements. However, the CVM later deliberated the matter on the basis of a substantive theory of conflicts of interest that relies on a facts and circumstances analysis following the vote to determine whether the vote should be nullified. On April 18, 2023, the CVM agreed to settle the case with a payment of R$6.5 million (US$1.3 million) by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista with no assumption of guilt by the defendants. This proceeding was terminated after payment was made on June 19, 2023. JBS S.A. has a conflicts of interest policy that applies to its executive officers and board members.

On August 15, 2023, the CVM approved a settlement proposal submitted jointly by Messrs. José Batista Sobrinho, Joesley Mendonça Batista and Wesley Mendonça Batista and two other defendants in connection with a punitive administrative proceeding (PAS 1225/2018) opened by the CVM in 2018 involving allegations of lack of proper care and diligence in monitoring our hedging policy and failing to implement recommendations proposed by our independent auditors, in violation of article 153 of the Brazilian Corporation Law. The alleged conduct took place in 2016 and 2017, at the time the defendants were members of the board of directors of JBS S.A. Pursuant to the settlement, the defendants have agreed to pay fines in the aggregate amount of R$12.7 million (US$2.6 million).

B. Related Party Transactions

The following summarizes the material transactions we engage in with our principal affiliates. For more information about our related party transactions, see note 8 to JBS S.A.’s audited financial statements, included elsewhere in this annual report.

Banco Original S.A.

We have entered into an assignment agreement with Banco Original S.A., pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and outside Brazil. The assignments are done at face value of the receivable less the discount applied by Banco Original through a transfer without recourse to Banco Original S.A. of all of the associated risks and benefits of such trade accounts receivables. For the years ended December 31, 2023, 2022 and 2021, we incurred a loss from the sale of the receivables of US$97.3 million, US$72.6 million and US$35.6 million, respectively, recognized as financial expenses.

As of December 31, 2023, December 31, 2022 and December 31, 2021, we held investments with Banco Original S.A. in the amounts of US$781.5 million, US$358.4 million and US$328.8 million, respectively, recognized as cash and cash equivalents. The investments have similar rates of return as the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. For the years ended December 31, 2023, 2022 and 2021, we earned interest from these investments in the amounts of US$21.8 million, US$1.4 million and US$1.1 million, respectively, recognized as financial income.

Instituto J&F

We sponsor Instituto J&F (formerly Instituto Germinare), a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the years ended December 31, 2023, 2022 and 2021, we made donations in the amounts of US$22.5 million, US$34.6 million and US$4.5 million, respectively, recognized as general and administrative expenses.

JBJ Agropecuária Ltda.

JBJ Agropecuária Ltda. (“JBJ”), is controlled by a family member of one of our ultimate controlling shareholders, who does not own any equity interests in J&F. It supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s businesses, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ also shares transportation services from the JBS Group.

The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2023, December 31, 2022 and December 31, 2021, US$878,000, US$558,000 and US$370,000, respectively, and the total amounts of accounts payable were US$401,000, US$42,000 and US$459,000, respectively. For the year ended December 31, 2023, the total net revenue to JBJ was US$5.0 million (US$12.8 million and US$2.6 million for the years ended December 31, 2022 and 2021, respectively) and the total amount of purchases made by JBJ from the JBS Group was US$349.5 million (US$658.6 million and US$100.0 million for the years ended December 31, 2022 and 2021, respectively).

We have a livestock purchase agreement for future delivery with certain suppliers, including JBJ. As of December 31, 2023, December 31, 2022 and December 31, 2021, the balances of this transaction was US$61.9 million, US$85.5 million and US$30.1 million, respectively.

Flora Produtos de Higiene e Limpeza S.A.

Flora Produtos de Higiene e Limpeza S.A. (“Flora”), is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. The transactions with Flora are recurrent and conducted in the normal course of JBS S.A.’s business.

As of December 31, 2023, the total amount of accounts receivable was US$6.9 million (US$6.6 million and US$6.2 million as of December 31, 2022 and December 31, 2021, respectively), and the total amount of accounts payable was nil (nil and US$125,000 as of December 31, 2022 and December 31, 2021, respectively). For the year ended December 31, 2023, the total net revenue to Flora was US$65.4 million (US$159.1 million and US$43.7 million for the years ended December 31, 2022 and 2021, respectively), and for the year ended December 31, 2023 no purchases were made by Flora (US$2.6 million and US$83,000 for the years ended December 31, 2022 and 2021, respectively).

J&F Settlement Agreement

In January 2021, in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S.A. held in October 2020, JBS S.A. submitted an arbitration request with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) (“Arbitration Proceeding No. 186/21”) against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”).

On December 22, 2022, the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No. 186/21 and JBS S.A. published a Material Fact notifying the market of the terms and conditions of the agreement, pursuant to which J&F agreed to pay to JBS the amount of R$543.2 million (US$117.9 million). The execution and ratification of this settlement agreement brings an end to Arbitration Proceeding No. 186/21.

Policies and Procedures for Related Party Transactions

It is our intention to ensure that all transactions between us, our principal shareholders and other affiliates, as well as our directors, officers and other employees, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. To that end, our policy for transactions with related parties establishes procedures to ensure that we are acting fairly, transparently and in accordance with the best corporate governance practices, observing the provisions set forth in our bylaws and applicable legislation, as well as the rules of the São Paulo Stock Exchange.

We also have a related parties committee, which advises our board of directors to ensure that the transactions between JBS S.A. and its subsidiaries, on the one hand, and affiliates, on the other hand, are negotiated independently, through a transparent and ethical process, in accordance with applicable law and on terms not less favorable to JBS S.A. than would be a transaction held with unaffiliated third parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

We are defendants in several legal and administrative proceedings incident to the ordinary course of our business, including labor claims filed by former employees and public authorities relating to overtime payments, paid leave, working hours, labor safety, occupational accidents and compensation for exposure to health hazards, civil claims involving consumer issues and contract disputes and tax claims.

We are party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable based on estimated costs determined by management as follows:

	As of December 31,
	2023	2022
Labor	108.0	99.3
Civil	271.0	222.8
Tax and Social Security	134.4	105.4
Total	513.4	427.5

In addition, as of December 31, 2023, we had other ongoing proceedings in the amount of US$3.1 billion (US$2.9 billion as of December 31, 2022) which refer to civil, tax and labor proceedings whose loss potential is possible, for which we have not recognized a provision.

Brazil

Corporate Lawsuits

Arbitration Proceedings

Arbitration Proceeding No. 93/17: In August 2017, plaintiff José Aurélio Val Porto de Sá Júnior and Associação dos Investidores Minoritários ADMIN, a minority shareholder of JBS S.A., filed an arbitration proceeding with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against our ultimate controlling shareholders in order to obtain liability indemnification for losses and damages suffered by JBS S.A., the other minority shareholders and the capital markets as a whole, in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”). The plaintiffs alleged that these actions amounted to abuses of power. We are involved in this arbitration proceeding only as an interested third party. Therefore, no provision was recognized.

Arbitration Proceeding No. 110/18: In June 2018, SPS I Fundo de Investimentos de Ações - Investimento no Exterior (SPS), a minority shareholder of JBS S.A., filed an arbitration proceeding with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against J&F and our ultimate controlling shareholders, among other parties, in order to obtain alleged losses and damages suffered by JBS S.A. in connection with the same facts alleged in Arbitration Proceeding No. 93/17. We are involved in this arbitration proceeding only as an interested third party. Therefore, no provision was recognized.

In 2019, Arbitration Proceedings No. 93/17 and No. 110/18 were joined.

In March 2022, in light of Arbitration Proceeding No. 186/21 (described below), which was initiated by JBS S.A., we made a request to the Superior Court of Justice (Superior Tribunal de Justiça) (“STJ”) that Arbitration Proceedings No. 93/17 and No. 110/18 be dismissed on the grounds that: (i) two minority shareholders of JBS S.A. lost their standing to sue; and (ii) the subject matters of Arbitration Proceedings No. 93/17 and No. 110/18 should be solely determined in Arbitration Proceeding No. 186/21, as resolved by the shareholders of JBS S.A. at a general shareholders meeting. Since then, the validity and possibility of continuity of these procedures have been the subject of discussion between the parties, including in court. As a result of this request, in March 2022, Arbitration Proceedings No. 93/17 and No. 110/18 were suspended by decision of Arbitration Court, and they remain suspended to this day.

Arbitration Proceeding No. 186/21: In January 2021, in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S.A. held in October 2020, JBS S.A. submitted an arbitration request with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”).

In June 2022, after accepting to analyze the jurisdiction conflict raised by JBS S.A., the STJ unanimously declared Arbitration Proceeding No. 186/21 competent to judge the liability of our ultimate controlling shareholders and others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement. A final and unappealable decision is pending.

On December 22, 2022, the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No. 186/21 and JBS S.A. published a Material Fact notifying the market of the terms and conditions of the agreement, pursuant to which J&F agreed to pay to JBS the amount of R$543.2 million (US$117.9 million). The execution and ratification of this settlement agreement brings an end to Arbitration Proceeding No. 186/21.

Tax Proceedings

Profits earned by foreign subsidiaries

Beginning in 2016, the Brazilian tax authorities issued certain assessments to JBS S.A. from charges related to profits earned abroad, which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. JBS S.A. clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that JBS S.A. disagrees with the criteria being applied by the inspection. JBS S.A. filed administrative objections that are awaiting judgment. Management understands that, considering historical values related to the dates of the assessments, for US$144.6 million, there are remote chances of loss and for the amount of US$2.3 billion there are possible chances of loss. We have not recorded any provision in connection with these proceedings.

United States

JBS USA

U.S. Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (the “Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18-cv-01776 (the “Pork Antitrust Litigation”). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$57.3 million, each of which has received final approval from the Minnesota Court. JBS USA continues to defend itself against the direct action plaintiffs, as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, we have accrued US$80.7 million to cover negotiated settlements with various Pork Opt Outs. We have recognized these settlement expenses within selling, general and administrative expenses in our consolidated statement of income.

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (the “Beef Antitrust Litigation”). JBS USA has settled with two of the purported classes in the Beef Antitrust Litigation, for an aggregate total of US$77.0 million, each of which has received final approval from the Minnesota Court. JBS USA continues to defend against the remaining classes, direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, we have accrued US$21.4 million to cover negotiated settlements with various Beef Opt Outs. We have recognized these settlement expenses within selling, general and administrative expenses in our consolidated statement of income.

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (the “Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. JBS USA agreed to settle all claims made by the purported class for US$55.0 million. In March 2024, the settlement was finalized and approved by the Colorado Court.

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. We believe we will be successful in our defense strategy; an opinion shared by our legal advisors.

Canada Litigation

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation. We continue to litigate against the plaintiffs and will seek reasonable settlements where they are available.

U.S. State Matters

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA based on allegations similar to those asserted in the Pork Antitrust Litigation. JBS USA has answered both of the complaints and continues to litigate.

U.S. Federal Matters

On December 23, 2020 and October 29, 2021, JBS USA received civil investigative demands (“CIDs”) from the DOJ related to the fed cattle and beef packing industry. JBS USA cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ.

Australia Tax Claims and Proceedings

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No expenses have been recorded for the amounts considered in the assessment at this time.

PPC

U.S. Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of US$195.5 million, each of which has received final approval from the Illinois Court. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, we have accrued US$537.4 million to cover settlements with various Broiler Opt Outs. We have recognized these settlement expenses within selling, general and administrative expense in our consolidated statements of income.

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the “Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. PPC entered into an agreement to settle all claims made by the Poultry Workers Class for US$29.0 million, though the agreement is still subject to final approval by the Maryland Court. We have recognized these settlement expenses within selling, general and administrative expense in our consolidated statements of income.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. PPC continues to litigate against the putative class plaintiffs.

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (the “Hogan Litigation”). The complaint alleges, among other things, that PPC’s SEC filings contained statements that were rendered materially false and misleading. PPC continues to litigate against the putative class plaintiffs.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. PPC is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs.

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. PPC will seek reasonable settlements where they are available. To date, we have accrued U$$11.0 million to cover settlements with these states. We have recognized these settlement expenses within selling, general and administrative expense in our consolidated statements of income.

U.S. Federal Matters

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations.

Mexico Tax Claims and Proceedings

During 2014 and 2015, the Mexican Tax Administration Service (“SAT”) opened a review of PPC Mexico with regard to tax years 2009 and 2010. In both instances, the SAT claims that controlled company status did not exist for certain subsidiaries because PPC Mexico did not own 50% of the shares in voting rights of Incubadora Hidalgo, S. de R.L de C.V. and Comercializadora de Carnes de México S. de R.L de C.V. (both in 2009) and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). PPC Mexico appealed the opinion, and on January 31, 2023, the appeal as to tax year 2009 was dismissed by the Mexico Supreme Court. Accordingly, PPC paid US$25.9 million for tax year 2009. The opinion for tax year 2010 is still under appeal. We have recorded a tax provision of US$17.2 million in connection therewith.

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the U.S. to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments, which is still pending. Amounts under appeal are approximately US$287.1 million for each of the two tax assessments. No provision has been recorded for these amounts at this time.

Dividends and Dividend Policy

Payment of Dividends and Interest on Shareholders’ Equity

The bylaws of a Brazilian corporation must specify a minimum percentage of net income to be paid to its shareholders as mandatory dividends payable as dividends or as interest on shareholders’ equity. In accordance with the Brazilian Corporation Law, the mandatory dividend set forth in our bylaws is 25% of our annual net income adjusted according to article 202 of the Brazilian Corporation Law. The payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year and exceeding portion should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any fiscal year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian Corporation Law.

The Brazilian Corporation Law allows a publicly held corporation to suspend the mandatory distribution if the annual shareholders’ meeting approves a recommendation made by the board of directors stating that the distribution is not advisable in light of the corporation’s then-existing financial condition. The fiscal council must review any suspension of mandatory dividend distribution. In this case, management must submit a report to the CVM setting forth the reasons for the suspension of dividends. The profits that are not distributed by virtue of a suspension shall be allocated to a separate reserve and, if not absorbed by subsequent losses, shall be distributed as dividends as soon as the corporation’s financial condition permits its distribution.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual shareholders’ meeting by the fourth month following each fiscal year end, in which shareholders must deliberate on the distribution of an annual dividend, among other things. The payment of annual dividends is calculated based on the audited financial statements prepared for the immediately preceding fiscal year.

Each owner of our shares at the time a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, annual dividends must be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend was declared.

Our board of directors may declare interim dividends or interest on shareholders’ equity to be deducted from accrued income recorded in our bi-annual financial statements. In addition, our board of directors may calculate and issue dividends or interest on shareholders’ equity based on financial statements for periods of less than six months based on the net income recorded in said balance sheets, provided that the total dividends paid in each six-month period do not exceed the capital reserves prescribed by paragraph 1, article 182, of the Brazilian Corporation Law. The board of directors may also pay interim amount dividends or interest on shareholders’ equity out of retained earnings or revenue reserves recorded in the last annual or bi-annual balance sheet. Interim dividends or payments of interest on shareholders’ equity represent an advance on the mandatory dividends related to net income for the fiscal year in which the interim dividends were paid, except when there are no mandatory dividends.

In addition, in declaring any interim dividends or interest on shareholders’ equity, our board of directors will take into account the mandatory dividend distribution required by the Brazilian Corporation Law and our bylaws and if such payment of the interim dividends or interest on shareholders’ equity will or will not be permitted depending on our compliance with certain financial ratios (after giving effect to any such payment of interim dividends or interest on shareholders’ equity), as well certain other factors, such as our strategic investment plan, cashflow analysis and limitation on dividend payments, if any, in our debt instruments. Notwithstanding the above, our internal policies prohibit the payment of interim dividends or interest on shareholders’ equity if our Net Leverage (Net Debt to Adjusted EBITDA) ratio in U.S. dollars, at a consolidated level, exceeds 3.75x.

History of Payments of Dividends and Interest on Shareholders’ Equity

We distributed dividends to our shareholders in the amounts of US$454.4 million, US$908.8 million and US$1.0 billion with respect to the 2023, 2022 and 2021 fiscal years, respectively.

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2023.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for the JBS S.A. common shares is the B3, where they are traded under the symbol “JBSS3”. The JBS S.A. common shares began trading on the B3 on March 29, 2007. On December 4, 2008, the JBS S.A. Level 1 American Depositary Shares (ADSs) began trading on the OTCQX market in the United States under the symbol “JBSAY”. JBS S.A. does not have any other equity securities outstanding apart from its common shares and ADSs.

None of JBS S.A.’s SEC-registered debt securities are listed on any stock exchange or other regulated market.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and the Brazilian Corporation Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this annual report) and to the Brazilian Corporation Law.

Corporate Purpose

Pursuant to our bylaws, our corporate purpose includes but is not limited to: (i) administrative office activities; (ii) managing the slaughtering, freezing, processing and selling of beef, pork, sheep and fish and their related by-products; processing, preserving and producing canned vegetables, pickles, fat, rations, canned goods; (iii) importing and exporting by-products; (iv) purchasing, selling, breeding, re-breeding, feeding and slaughtering cattle at our facilities and those of third parties; (v) slaughtering, manufacturing, selling and preparing meat for third parties; (vi) importing and exporting beef fat, meat meal, bone meal and rations; (vii) purchasing, selling, distributing and representing food and clothing manufacturing; (viii) maintaining warehouses; (ix) distributing and selling drinks, sweets and barbecue utensils; and (x) distributing and selling perfume products and cleaning and hygiene products.

Capital Stock

As of December 31, 2023, our capital stock was equivalent to US$13.2 billion, comprised of 2,218,116,370 book-entry common shares without par value.

In accordance with our bylaws, our board of directors may increase our capital stock by issuing up to 1,375,853,183 common shares without par value in reais. Our shareholders must approve any capital increase above this authorized capital increase at a shareholders’ meeting.

Treasury Shares

As of the date of this annual report, we have no shares held in treasury.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at any annual or extraordinary shareholders’ meetings.

Holders of our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their ownership of our outstanding shares. In addition, upon our liquidation, holders of our common shares are entitled to a return of capital in proportion to their share of our net shareholders’ equity, after the payment of our liabilities. Holders of our common shares have the right, subject to certain exceptions, but not the obligation, to subscribe to our future capital increases.

Certain financing agreements entered into by us may restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness.”

Each common share entitles its owner to one vote in our annual and special shareholders’ meetings. According the Novo Mercado rules, we cannot issue shares without voting rights or with restricted voting rights. Moreover, as provided in the Brazilian Corporation Law, our shareholders have the right to receive dividends and other distributions made in connection with our common shares in proportion to their ownership interest in our capital stock. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more detailed description of dividend payments and other distributions related to our common shares. In the event of our liquidation, our shareholders have the right to receive our capital in proportion to the common shares they hold, after we comply with all our obligations. Our shareholders have a preemptive right to subscribe to new common shares we issue, except in certain circumstances provided for in the Brazilian Corporation Law. For more information about our shareholders’ preemptive rights, see “—Preemptive Rights” below.

Additionally, our common shares will grant to future holders the same rights, advantages and restrictions as those granted to holders of our common shares, pursuant to our bylaws, the Brazilian Corporation Law and the Novo Mercado rules, among them: (i) the right to the minimum mandatory dividend, in each fiscal year, equivalent to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporation Law; (ii) right to dispose of the common shares under the same conditions as those granted to the controlling shareholder, in the event of direct or indirect change of control , either through a single transaction or through successive transactions; (iii) the right to sell the common shares issued by JBS S.A. in a public tender offer to be held by JBS S.A. or by any controlling shareholders of JBS S.A., in the event of cancellation of registration as a publicly-held company or delisting from the Novo Mercado segment of the B3 by at least its fair value, determined by an appraisal report prepared by an institution or specialized company with proven and independent experience as to the decision-making power of JBS S.A., its managers and / or any controlling shareholders; (iv) preemptive rights in the subscription of new shares, convertible debentures and subscription warrants issued by JBS S.A., as conferred by article 109, item IV, of the Brazilian Corporation Law; and (v) the right to receive full dividends and other earnings of any nature that JBS S.A. may declare; and (vi) all other rights granted to the common shares issued by JBS S.A., pursuant to the Novo Mercado rules, JBS S.A.’s bylaws and the Brazilian Corporation Law.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, our shareholders have the power to take any action and approve any resolutions related to our activities at shareholders’ meetings, provided that such meetings have been convened pursuant to the terms and procedures described in the Brazilian Corporation Law and in our bylaws. It is the exclusive prerogative of the annual shareholders’ meeting (assembleia geral ordinária) to review management’s account of corporate activities; approve our financial statements; and determine the allocation of our net income and the payment of dividends with respect to the previous fiscal year. Members of our board of directors and fiscal council are also typically appointed at the annual shareholders’ meeting, although such appointment may also take place at special shareholders’ meetings. The shareholders meet annually in general meetings during the first four months of the fiscal year and, extraordinarily, whenever corporate interests so require.

The members of our board of directors are generally elected at our annual shareholders’ meetings. However, according to the Brazilian Corporation Law, they can also be elected at our special shareholders’ meetings. At the request of owners of a sufficient number of shares, a fiscal council can be established, and its members may be elected at any shareholders’ meeting. Moreover, except when otherwise provided in our bylaws, in the event of a vacancy in a position on our board of directors, its substitute shall be appointed by the board of directors members and its substitute shall serve until the next general meeting. Should vacancies occur in the majority of the positions on our board of directors, a general meeting shall be called to hold a new election.

A special shareholders’ meeting may be held concurrently with an annual shareholders’ meeting. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings: (a) elect and dismiss the members of the board of directors; (b) establish the annual global compensation of the members of the board of directors, executive officers and the statutory audit committee, as well as the members of the fiscal council, if assembled; (c) take, annually, the management’s accounts and deliberate on the annual financial statements presented by them; (d) amend the bylaws; (e) deliberate on the dissolution, liquidation, merger, split, consolidation of JBS S.A., or of any corporation in JBS S.A.; (f) approve stock option plans for its managers and employees, as well as the managers and employees of other companies that are directly or indirectly controlled by JBS S.A.; (g) deliberate, in accordance with the proposal presented by management, on the allocation of net income for the year and the distribution of dividends; (h) elect the liquidator, as well as the fiscal council that shall function during the liquidation period;; and (i) deliberate on any matter submitted by the board of directors.

According to the Brazilian Corporation Law, the resolutions taken at a shareholders’ meeting cannot prevent a shareholder of the following rights: (i) the right to vote at general meetings, except as provided by the Brazilian Corporation Law and in our bylaws; (ii) the right to participate in the distribution of our profits; (iii) the right to participate, in proportion to their ownership interest in our capital stock, in the distribution of any residual assets in the event of our liquidation; (iv) preemptive rights in relation to the subscription of shares, debentures convertible into shares or subscription warrants, except in the particular circumstances set forth in the Brazilian Corporation Law as described below under “—Preemptive Rights”; (v) the right to withdraw (direito de retirada e resgate) from JBS S.A. in the circumstances defined by the Brazilian Corporation Law, as described below under “—Withdrawal Redemption Rights.”

Quorum

As a general rule, the Brazilian Corporation Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of our issued and outstanding voting capital on first call and, on second call, any number of voting shareholders. If our shareholders are called to amend our bylaws, the quorum required at first call is shareholders representing at least two-thirds of our issued and outstanding voting shares, and any number on second call. In general, resolutions are passed at shareholders’ meetings by the affirmative vote of the majority of shareholders present or represented by proxy, with abstentions and blank votes not being taken into account.

The affirmative vote of shareholders representing at least half of the voting shares is necessary to approve the following matters: (i) reduction of the mandatory dividends to be distributed to our shareholders; (ii) a change in our corporate purpose; (iii) our consolidation with or merger into another company; (iv) our spin-off; (v) our participation in a group of companies (as defined by the Brazilian Corporation Law); (vi) cancellation of our liquidation; (vii) our dissolution; and (viii) the merger of all our common shares into another company, so as to make us a wholly-owned subsidiary of that company.

Notice of a Shareholders’ Meeting

The Brazilian Corporation Law requires that all of our general shareholders’ meetings be called by means of at least three publications in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), and in another widely circulated newspaper in the same state, which we currently intend to be the newspaper Estado de São Paulo. The first notice must be published no later than 21 days before the date of the meeting, and the second, no later than eight days before the date of the meeting.

In addition, under certain circumstances, the CVM may require that the first notice be published 30 days in advance of the shareholders’ meeting. The CVM may also, upon the request of any shareholder, suspend for up to 15 days the process of calling for a particular extraordinary shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the proposed amendment.

Location of our Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters in the City of São Paulo, State of São Paulo. The Brazilian Corporation Law allows our shareholders to hold general meetings outside our headquarters in the event of force majeure, provided certain requirements are observed.

Who May Call a Shareholders’ Meeting

In addition to our board of directors, shareholders’ meetings may also be called by:

●	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date they were required to do so under the Brazilian Corporation Law and our bylaws;

●	shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

●	shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting for the creation of the fiscal council; and

●	our fiscal council, if our board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under the Brazilian Corporation Law. The fiscal council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission to a Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce evidence of their status as shareholders and evidence that they hold the common shares they intend to vote prior to the meeting, by means of their respective identification cards and the certificate issued by the depositary institution of our common shares. Shareholders who fail to provide such proof may be deprived from participating in the meeting.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be a shareholder, a manager, a lawyer or a financial institution. An investment fund must be represented by its manager or a proxy.

Management

Pursuant to our bylaws, and in accordance with the Brazilian Corporation Law and the Novo Mercado rules, we are governed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our board of directors currently has nine directors (seven of which are independent). Our board of executive officers has five members. We also have a fiscal council, a statutory audit committee, governance committee, ethics committee and evaluation and compensation committee. For further information on our management, including board committees, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Transactions in Which Directors Have an Interest

Under the Brazilian Corporation Law, a director and an officer must not:

●	perform any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

●	by virtue of the director’s or officer’s position, receive any type of direct or indirect personal advantage from third parties without authorization in our bylaws or from a shareholders’ meeting;

●	borrow money or property from us or use our property, services or credits for the director’s or officer’s own benefit, or for the benefit of a company in which the director or officer has an interest or a third party, with the prior approval of the shareholders’ meeting or of our board of directors;

●	take part in any corporate transaction in which the director or officer has an interest that conflicts with our interest, or in the decisions made by other directors or officers on the matter;

●	use, for his or her own benefit or for the benefit of third parties, commercial opportunities made known to his or her as a result of his or her participation in our management;

●	fail to exercise or protect our rights or, for the purposes of obtaining benefits for himself or herself or third parties, miss business opportunities for us; and

●	purchase, for resale, assets or rights known to be of interest to us or necessary for our activities.

Withdrawal and Redemption Rights

Withdrawal Rights

Any shareholder who dissents from certain actions taken during a shareholders’ meeting has the right to withdraw from our Company and to receive the equity value of his or her shares based on the criteria established by the Brazilian Corporation Law.

According to the Brazilian Corporation Law, shareholders’ withdrawal rights may be exercised under the following circumstances, among others:

●	our spin-off (in certain circumstances, as described in the paragraph below);

●	a reduction of our mandatory dividend;

●	a change in our corporate purpose or our corporate form;

●	our consolidation with or merger into another company (in certain circumstances, as described in the paragraph below);

●	our participation in a group of companies (as defined in the Brazilian Corporation Law, and in certain situations, as described below);

●	a merger of shares involving us under the terms of article 252 of the Brazilian Corporation Law carried out by another Brazilian company, such that we become a wholly-owned subsidiary of that company, and

●	acquisition of control of another company for a price that exceeds certain limits provided for in law.

The Brazilian Corporation Law further provides that our spin-off will entitle our shareholders to withdraw from our Company only if the spin-off: (i) causes a change in our corporate purpose, except if the equity spun off is purchased by a company whose primary activities are consistent with our corporate purpose; (ii) reduces the mandatory dividend to be distributed to our shareholders; or (iii) causes us to join a group of companies (as defined in the Brazilian Corporation Law).

In the event of our (i) consolidation with or merger into another company; (ii) participation in a group of companies (as defined in the Brazilian Corporation Law); (iii) acquisition of all of the shares of another company to make it our wholly-owned subsidiary, or disposition, by our shareholders, of all of our shares to another company so that we become a wholly-owned subsidiary of such company; or (iv) acquisition of control of another company for a price that exceeds certain limits provided by applicable law, our shareholders will not be entitled to withdraw if their respective shares are l liquid, meaning that they have the general index representative of a securities portfolio admitted to trading in the securities market, in Brazil or abroad, as defined by the CVM; and, and diffusely held, meaning that the controlling shareholder, the surviving entity or other companies under its control hold less than 50% of our shares.

The right to withdraw expires 30 days after the publication of the minutes of our shareholders’ meeting that approved the act that triggered that right. Furthermore, the shareholders in an annual meeting have the right to reconsider (by a majority of those present) any resolution giving rise to withdrawal rights for ten days after expiry of those rights upon call by our board of directors if they believe the redemption of shares of dissenting shareholders would jeopardize our financial stability.

If our shareholders exercise withdrawal rights, they are entitled to receive the equity value of their shares, based on our most recent balance sheet approved at a shareholders’ meeting. However, if the resolution giving rise to the withdrawal rights is passed later than 60 days after the date of our most recent balance sheet, our shareholders may demand, together with the reimbursement, that their shares be valued in accordance with a new balance sheet dated no earlier than 60 days before the resolution date. In this case, we must immediately pay 80% of the reimbursement amount of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of our shareholders’ meeting.

Redemption

According to the Brazilian Corporation Law, we are permitted to redeem our shares upon resolution of our shareholders representing at least 50% of our common shares at an extraordinary shareholders’ meeting. The redemption costs may be paid out of our profits, our reserve of profits (except legal reserve), or our reserve of capital stock. In case of a partial redemption, the redemption shares would be chosen by lottery.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to subscribe for shares in any capital increase, debentures convertible into shares and subscription warrants according to the proportion of their shareholdings. A period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the preemptive right. However, under the terms of the Brazilian Corporation Law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized capital stock if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Registration of our Shares

Our common shares are held in book-entry form with Banco Bradesco S.A. Transfer of our common shares is carried out by means of book entry by Banco Bradesco S.A. by debiting in its accounting system the share account of the seller and crediting the share account of the purchaser, upon either a written order or a judicial authorization or order of transfer.

Mechanism to Prevent Shareholder Concentration

Our bylaws contain provisions intended to avoid the concentration of our common shares in a small group of investors, in order to promote a more widespread ownership of our common shares. To this end, any shareholder acquiring our common shares or other rights in our common shares, comprising 20% or more of our total common shares, is required to, within 30 days following this event, conduct a tender offer to purchase all our outstanding common shares, pursuant to the provisions of the Brazilian Corporation Law and the rules and regulations of the CVM and B3.

The obligation stated under the aforementioned paragraph shall not apply in the case where a person becomes the owner of 20% or more of our total common shares due to: (i) legal succession, provided that the shareholder disposes of the shares that exceed the threshold within 30 (thirty) days from the relevant event; (ii) merger of another legal entity into JBS S.A.; (iii) merger of shares of another company by JBS S.A.; or (iv) subscription for shares of our company in a single primary issue that is approved at a shareholders’ meeting called by the board of directors of our company and with respect to which the proposed capital increase requires the issue price of the shares to be based on the fair value determined according to a valuation report on the economic and financial condition of our company prepared by an expert firm of recognized experience in the valuation of publicly-held companies. Also, the obligation does not apply to shareholders who held more than 20% of the shares on the date of the effectiveness of the listing of JBS S.A. in the Novo Mercado segment.

For the purpose of calculating the percentage of all shares of the capital stock of JBS S.A., as aforementioned, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of JBS S.A. entailing a cancellation of shares will be computed.

The public offering shall include the following procedures: (i) the public offering must be made equally to all shareholders of JBS S.A.; (ii) the shares must be sold by auction on B3; (iii) the public offering must be launched for a price determined as provided herein and in JBS S.A.’s bylaws; and (iv) the public offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of JBS S.A.

The price per share to be offered under the public offering may not be lower than the greater of (i) 135% of the fair value as determined by a valuation report; (ii) 135% of the share issuance price in any capital increase made in a public distribution conducted during the 24-month period prior to the date on which the public offering becomes mandatory, provided that such value must be adjusted by the IPCA from the date of the share issuance in a capital increase until the financial settlement of the public offering; (iii) 135% of the average quotation per share during the 90-day period prior to the public offering, weighted by the trading volume of the stock exchange on which the highest volume of trading of our shares is recorded; and (iv) 135% of the highest unit price paid by the purchasing shareholder, at any time, per share or per lot of shares issued by us. If CVM regulations applicable to the public offering herein stated require adoption of any given criteria to determine the purchase price per share of JBS S.A. in the public offering, which criteria result in a purchase price higher than that determined herein, then the purchase price determined according to CVM regulations shall prevail with respect to such public offering.

A public offering made as referred to herein shall not preclude another shareholder of JBS S.A. or JBS S.A. itself, as the case may be, from making a competing public offering according to applicable regulations.

In the event of noncompliance with our bylaws, the purchasing shareholder who fails to conduct a public offering will be subject to suspension of his rights as a shareholder of our company according to the Brazilian Corporation Law.

Tag Along Rights

According to our bylaws, the sale of control by means of a single transaction or successive transactions is subject to a condition, as the acquirer must agree to offer to purchase all shares of any remaining shareholders on the same terms and conditions granted to our controlling shareholders, within the time specified under the Brazilian Corporation Law and the listing rules of the Novo Mercado.

Public Offering for the Acquisition of Shares

Our bylaws provide for the possibility of more than one of the events described above leading to a single public offering for our shares. A single public offering may be structured for more than one purpose as long as it would be possible to harmonize the public offering processes, there would not be any disadvantages for recipients of the offer, and it would be possible to secure the CVM’s approval as required by applicable law.

In addition, our bylaws permit us or those of our shareholders responsible for any public offering mentioned in this section, to launch the offering through any shareholder, third party or even JBS S.A. itself. JBS S.A. or a responsible shareholder, depending on the circumstances, would not be exempt from liability for the public offering until the transaction is concluded, pursuant to the terms and conditions under applicable law.

Change of Control

The listing rules of the Novo Mercado provide that a change of control, either through one transaction or through successive transactions, is subject to the condition that a mandatory tender offer for all of our common shares is launched by the acquirer. The tender offer must have the same terms and conditions of the sale of control transaction and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In any case, the acquirer must ensure a free float of at least 25% our share capital or 15% of our share capital, provided that the average daily trading volume of our shares remains equal to or greater that R$25.0 million considering all transactions occurring in the last 12 months. Any sale of control by the controlling shareholder will be conditioned upon compliance, by the acquirer, with the listing rules of the Novo Mercado.

Policy on the Trading of our Securities by Us and Our Controlling Shareholders, the Members of Our Board of Directors and Our Executive Officers

We are subject to CVM Resolution No. 44 with respect to the trading of our securities. As a result, we, our controlling shareholders, whether direct or indirect, our directors, our executive officers and members of our fiscal council and of any bodies performing technical or advisory roles, as established under our bylaws, as well as any person who, as a consequence of his or her position held with us or our affiliates, is aware of information on a relevant act or fact knowing that it constitutes undisclosed material information, are prohibited from trading our securities, including derivatives that involve securities we have issued, before the disclosure of material information regarding us.

This restriction also applies:

●	to our directors, our executive officers and members of our fiscal council who leave from their positions in our management before the disclosure of material information regarding us that originated during their term of office. This trading prohibition is extended: (i) for three months from the date on which such persons left their positions, or (ii) until the material event is disclosed to the market, in detriment to us or our shareholders;

●	if we try to carry out transactions involving our consolidation, merger, a full or partial spin-off of our assets and liabilities, conversion or a corporate restructuring;

●	during the 15-day period preceding the disclosure of our quarterly information (Informações Trimestrais), or ITR, or our standardized financial statements (demonstrações financeiras padronizadas), or DFP, a report on a standard form containing relevant financial information derived from our financial statements we are required to fill out and file with the CVM;

●	in relation to our controlling shareholder, the members of our board of directors and executive officers, whenever there is in course an acquisition or sale of our shares by us, or by any of our subsidiaries, affiliated or other companies under our common control; and

●	to us, if any agreement or contract has been signed for the transfer of the respective shareholder control, even if shareholder control is conditioned or will terminate upon an event occurring.

Going Private Process

We may become a private company if we or our principal shareholders conduct a public tender offer for the acquisition of all of our outstanding shares provided that:

●	the offering price should be the fair value of those shares, and at least equal to the valuation of our Company, based on the criteria, adopted individually or in combination, of our shareholders’ equity valued at market rates, discounted cash flow, comparison by multiples, quotation of the shares in securities markets, or based on another criterion accepted by the CVM, ensuring the revision of the value of the offer; and

●	holders of shares representing more than two thirds of the outstanding shares should have agreed to the delisting or accepted the offer; provided, however, that for such purposes outstanding shares shall mean shares the holders of which shall have agreed to the delisting or are eligible to participate in the public offer.

Pursuant to the Brazilian Corporation Law, the offered price may be reviewed if holders of at least 10% of our outstanding shares may require our board of directors to call a special shareholders’ meeting to determine whether to perform another valuation, according to the same or another criteria, to determine the value of the common shares. The request must be duly justified and submitted within 15 days from the disclosure of the offering price. The shareholders requesting a new appraisal, and those voting in favor of such proposal, must refund JBS S.A. for its cost, if the newly appraised value is lower than or equal to the initially appraised offering price. If the new valuation price is higher than the original valuation price, the public offering shall be made at the new valuation price or be canceled.

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that our controlling shareholder launches a tender offer for all of our common shares, in compliance with the terms and conditions under CVM Resolution No. 85, as amended (except if the majority of free float shares present at a shareholders’ meeting waive the need for such tender offer). The minimum tender price per share shall be at least equivalent to the fair market value of those shares, to be determined based on a valuation report prepared by an independent and specialized institution of recognized expertise.

The delisting from the Novo Mercado does not imply the cancellation of the trading of shares on the B3. When the delisting occurs due to the cancellation of our publicly held company registration, a controlling shareholder must follow the requirements applicable to the cancellation of such registration.

In the case of our delisting from the Novo Mercado as a result of non-compliance with the obligations contained in the listing rules of the Novo Mercado, a controlling shareholder must launch a public tender offer for shares held by other shareholders for at least the fair value of the shares, pursuant to the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of a corporate restructuring involving the transfer of our shareholding base, the resulting companies must list on the Novo Mercado within 120 days of the general meeting which approved such restructuring. Should the resulting companies not wish to list on the Novo Mercado, such restructuring must be approved by the majority of our outstanding shareholders.

Disclosure and Reporting Requirements

As a publicly held company, we are subject to the disclosure and reporting requirements established by the Brazilian Corporation Law and the rules issued by the CVM. Furthermore, because our shares are listed on the Novo Mercado, we follow the disclosure requirements set forth in the listing rules of the Novo Mercado.

Disclosure of Occasional and Periodic Information

Pursuant to the Brazilian Corporation Law, the CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to CVM and B3 the following periodic information:

●	notices of our shareholders’ meeting on the same date as their publication or the fifteenth day prior to the annual shareholders’ meeting;

●	summary of the decisions made at shareholders’ meetings, on the date they were held;

●	annual report (Formulário de Referência) within five months from the end of each fiscal year;

●	annual financial statements (Demonstrações Financeiras Padronizadas), or DFP, together with the audit report issued by an independent auditor duly registered with the CVM, within 3 months from the end of each fiscal year or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

●	quarterly report on standard form containing our relevant quarterly corporate, business and financial information (Informações Trimestrais), or ITR, together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

●	a copy of the minutes of shareholders’ meeting, within seven days after the meeting;

●	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

●	disclosure of any material developments, on the same date a notice to the market relating to these developments is published;

●	information on any request for judicial restructuring or ratification of extrajudicial restructuring, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

●	information on any judicial decision on our bankruptcy, on the date we take notice of it.

Disclosure of Trading by the Members of Our Board of Directors, Our Executive Officers and Our Fiscal Council Members

According to CVM regulations, the directors, executive officers and members of our fiscal council, if one is in place, as well as members of any of our technical or advisory bodies, are required to report to us the ownership of and trading of our common shares or the shares of any publicly held company that we control or are controlled by. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her tax return and any company directly or indirectly controlled by any of these persons. The communication must at least include the following information:

●	the name and qualifications of the person providing the information;

●	the amount, per type and/or class, of shares traded, or other characteristics in case of other securities traded, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

●	the form, price and date of the transactions.

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the request for the registration of the publicly held company is submitted to the authorities and (3) within five days after each trade.

We must send the above-mentioned information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in such ownership occurred or after the end of each month in which any of the persons above invested in their positions.

The above-mentioned information must be delivered individually and consolidated by each category of persons indicated therein, and the consolidated information will be available in the CVM electronic system (Informações Periódicas e Eventuais—IPE).

Our investor relations officer is responsible for the transmission of the information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Resolution No. 44, whenever there is an increase or reduction in multiples of 5% in the ownership of any type of share forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the goal of the acquisition of the ownership interest and quantity intended to be acquired, including, if relevant, a declaration that the transaction does not aim to change the composition of JBS S.A.’s control or administrative structure; (3) the number of shares and other securities and derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities; and (5) for foreign shareholders, the name and fiscal number of their representative in Brazil. We are required to send this information to the CVM and B3 and update our Brazilian Reference Form.

Disclosure of Material Act or Fact

CVM Resolution No. 44 defines the disclosure and use of information requirements about material acts or facts concerning publicly traded companies, including the following:

●	it establishes the “material fact” concept, including in this definition any decisions made by a controlling shareholder, resolutions from general shareholders’ meetings or decisions made at the management meetings of listed companies, as well as any other act or fact of a political-administrative, technical, business, or economic-financial nature concerning our business that may measurably impact: (i) the value of our shares; (ii) investors’ decisions to buy, sell or hold our shares; and (iii) investors’ decisions to exercise their rights as holders of our shares;

●	it gives examples of potentially material acts or facts including, among others, agreements or contracts to transfer controlling shares of our company, addition or removal of a partner with whom we maintain a contract or operational, financial, technological or administrative relationship, or an incorporation, merger or split involving us or our affiliates;

●	it requires our investor relations officer, our controlling shareholder, members of our management, fiscal council members, if the latter is in place, and members of any technical or consulting committees to communicate any material facts to the CVM;

●	it requires the simultaneous disclosure of material facts in all markets where our shares are traded;

●	it obliges the buyer of controlling shares of a listed company to disclose material facts, including their intention to cancel registration as a publicly traded company, within one year of acquisition;

●	it establishes rules concerning disclosure of acquisition or disposal of relevant interest in a publicly traded company; and

●	it limits the use of privileged information.

Under the terms of CVM Resolution No. 44, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholder or management consider such disclosure to be prejudicial to a legitimate interest of ours.

Arbitration

Our company, our shareholders, our directors and executive officers and members of the fiscal council must submit any dispute or controversy relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian Corporation Law, our by-laws, the rules published by the CMN, the Brazilian Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Novo Mercado rules, the Novo Mercado listing agreement and other B3 rules.

C. Material Contracts

For information regarding our material contracts, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness.”

D. Exchange Controls

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law.

The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Brazilian Central Bank according to Law No. 14,286/2021 and certain regulations issued by the Brazilian Central Bank and the CMN.

CMN Resolution No. 4,373, dated as of September 29, 2014 and Brazilian Central Bank Circular No. 3,689, dated as of December 16, 2013, provide for the: (1) issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers; and (2) investments by foreign investors in the financial and capital markets in Brazil.

Brazilian Central Bank Resolution No. 278, dated as of December 31, 2022, provides for direct investment by foreign investors in the capital of Brazilian companies.

Depositary Receipts of Brazilian Issuers

An electronic registration is issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration is carried out through the Brazilian Central Bank’s system (Sistema de Informções do Banco Central), or SISBACEN, under the Electronic Declaratory Registration (Registro Declaratório Eletrônico), a database of information provided by financial institutions to the Brazilian Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares and a fine. In addition, if the foreign investor is domiciled in a Favorable Tax Jurisdiction (as defined under “—E. Taxation—Material Brazilian Tax Consequences”), the investor will also be subject to less favorable tax treatment, even if its registry before the Brazilian Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—E. Taxation—Material Brazilian Tax Consequences.”

Foreign Investments in the Financial and Capital Markets in Brazil

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with CMN Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to CMN Resolution No. 4,373, foreign investors in the Brazilian financial and capital markets must fulfill the following requirements before engaging in financial transactions:

●	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

●	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Brazilian Central Bank and the CVM;

●	complete the appropriate foreign investor registration form;

●	through its representative, register as a foreign investor with the CVM; and

●	register its foreign investment with the Brazilian Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to Normative Ruling No. 2,119/2022, as amended, which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly-held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Ruling No. 2,119/2022.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Resolution No. 13, dated November 18, 2020. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under CMN Resolution No. 4,373 who are not resident in a Favorable Tax Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.

Foreign Direct Investments in the Capital of Brazilian Companies

Foreign investors may also invest directly under Brazilian Central Bank Resolution No. 278, and may sell their shares in private transactions, but these investors are subject to less favorable tax treatment on gains than investors under CMN Resolution No. 4,373. A foreign direct investor under Brazilian Central Bank Resolution No. 278 must: (1) register as a foreign direct investor with the Brazilian Central Bank; (2) obtain a Brazilian identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

E. Taxation

The following discussion contains a description of the material U.S. federal income, Luxembourg and Brazilian tax consequences of the acquisition, ownership and disposition of the JBS USA Registered Notes. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the JBS USA Registered Notes. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. References to “the notes” in this section are to the JBS USA Registered Notes.

Material United States Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by a holder thereof. This description only applies to notes held as capital assets (generally, property held for investment) and does not address all aspects of U.S. federal income taxation that may be applicable to a particular holder in light of such holder’s individual circumstances or to certain types of holders that are subject to special tax rules, such as:

●	financial institutions;

●	insurance companies;

●	real estate investment trusts;

●	regulated investment companies;

●	grantor trusts;

●	tax-exempt organizations;

●	certain former citizens and long-term residents of the United States;

●	dealers or traders in securities or currencies or other holders that generally mark their securities to market for U.S. federal income tax purposes;

●	an accrual method taxpayer that is required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or investors therein;

●	U.S. expatriates and former long-term residents of the United States;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that will hold a note as part of a position in a straddle or as part of a hedging, conversion, wash sale, or integrated transaction for U.S. federal income tax purposes; or

●	U.S. Holders that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax consequences or non-U.S., state or local tax consequences to holders, or the alternative minimum tax consequences of the acquisition, ownership or disposition of notes, and does not address the U.S. federal income tax treatment of holders that did not acquire notes as part of their initial offering at their initial “issue price,” which equals the first price at which a substantial amount of the notes were sold for money to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of notes.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary Treasury regulations (the “Regulations”), administrative pronouncements and judicial decisions, each as available and in effect on the date hereof as well as proposed Regulations. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of notes who, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

As used herein, the term “non-U.S. Holder” means a beneficial owner of notes that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the consequences of the acquisition, ownership and disposition of notes.

The following discussion is for general information only and is not tax advice. Accordingly, holders should consult their tax advisor as to the particular tax consequences to such holder of the acquisition, ownership and disposition of notes, including the applicability and effect of any U.S. federal, state, local, or non-U.S. tax laws and any changes in applicable tax laws.

Effect of Co-Issuance and Source of Interest Payments

Although JBS USA, JBS USA Food Company, and JBS Luxembourg Company are co-issuers of the notes under the indentures and, therefore, are each liable for repayment of the notes in their entirety, for U.S. federal income tax purposes, we intend to treat JBS USA, JBS USA Food Company, and JBS Luxembourg Company, respectively, as the issuer of only the portion of the debt borrowed by each such issuer on the issue date. We currently expect that JBS Luxembourg Company will borrow, and pay interest and principal with respect to, 100% of the notes. It is possible that due to a change in circumstances, each of the other co-issuers could become the sole obligor and borrower for U.S. federal income tax purposes, and as a result, the treatment of the source of interest could change from time to time. Although we intend to treat all of the interest on the notes as being entirely from non-U.S. sources for U.S. federal income tax purposes, the source of the interest income received by a holder with respect to the notes is unclear because the notes are a co-obligation of U.S. and non-U.S. co-issuers and there can be no assurance that the IRS or a court will agree with such treatment. Except as expressly set forth herein, the remainder of this discussion assumes that all of the interest payments on the notes will be treated as non-U.S. source for U.S. federal withholding tax purposes. Notwithstanding our intention to treat interest income received by a holder with respect to the notes as non-U.S. source income for U.S. federal withholding tax purposes, it is possible that withholding agents may treat such income as U.S. source income and withhold U.S. federal withholding tax, including under FATCA (as defined below), if a non-U.S. holder does not establish that the non-U.S. holder qualifies for an exemption from U.S. federal withholding tax and FATCA withholding, each as described below under the heading “—Tax Consequences to Non-U.S. Holders.” As a result, a non-U.S. holder who acquires notes should be aware that a withholding agent may require the non-U.S. holder to provide an applicable IRS Form W-8 at the time a non-U.S. holder first acquires the notes or at any time thereafter while such non-U.S. holder holds the notes in order for the non-U.S. holder to establish an exemption from U.S. federal withholding tax and FATCA withholding. Holders should consult their own tax advisors regarding the possible treatment of some or all of the interest payments (including any additional amounts) on the notes as U.S. source.

Certain Tax Consequences of Substitution or Release of JBS USA Food Company as an Issuer

We may substitute a direct or indirect parent of JBS USA, or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA, for JBS USA as an issuer of the JBS USA Registered Notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.” Alternatively, if certain conditions are met, we may release JBS USA Food Company as an issuer of the JBS USA Registered Notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer.” Such a modification to the terms of the JBS USA Registered Notes could be treated for U.S. federal income tax purposes as a deemed exchange of (i) the notes as in place prior to such modifications for (ii) new notes as in place after such modifications (“New Notes”). If such modifications resulted in a deemed exchange, such a deemed exchange could be treated as a taxable transaction for U.S. federal income tax purposes in which certain beneficial owners of the notes could be required to recognize gain or loss. The amount of any gain or loss recognized upon such a deemed exchange of a note for a New Note would be determined by reference to the “issue price” of the New Note. The issue price of a New Note will equal the fair market value of such New Note at the time of the deemed exchange if such New Note were considered “publicly traded” for U.S. federal income tax purposes. The rules regarding the determination of issue price are complex and highly detailed. If such a substitution or release is treated as a taxable transaction for U.S. federal income tax purposes, a holder’s holding period in a New Note treated as received in the substitution or release generally will commence on the day after the substitution or release, and a holder’s tax basis in such New Note would generally equal the issue price of such New Note. Generally, any gain or loss recognized as a result of such deemed exchange will be taxed under the rules described below under “—Sale, Exchange, Retirement or Other Taxable Disposition of the Notes.” However, a holder’s ability to recognize any losses may be limited. If the issue price of such New Note is less than its stated redemption price at maturity by more than a de minimis amount, such New Note will be treated as issued with original issue discount for U.S. federal income tax purposes. In such event, holders would be required to include that original issue discount in their income as it accrues, in advance of the receipt of cash corresponding to such income. Additionally, such a substitution or release may impact the source of interest income received by a holder with respect to the New Notes (see “—Effect of Co-Issuance and Source of Interest Payments” for additional discussion regarding the source of interest income received by a holder on the notes), and the tax consequences of continuing ownership and transactions (including dispositions) involving the New Notes may be different, and subject to tax rules imposed by the jurisdiction of the new issuer. Holders should consult their own tax advisors as to the tax considerations relating to modification of the notes in connection with a substitution or release, including the U.S. federal income tax considerations of a deemed exchange and resulting original issue discount, if any.

Satisfaction and Discharge

If we were to obtain a discharge of the indenture within one year of maturity with respect to all of the notes then outstanding, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Satisfaction and Discharge,” such discharge would generally be treated for U.S. federal income tax purposes as a deemed exchange of (i) the notes as in place prior to such modifications for (ii) new notes as in place after such discharge. If such case, holders would face similar U.S. federal income tax consequences to those described above under “—Certain Tax Consequences of Substitution or Release of JBS USA Food Company as an Issuer.” Holders should consult their own tax advisors as to the U.S. federal income tax considerations relating to a discharge, including the U.S. federal income tax considerations of a deemed exchange and resulting original issue discount, if any.

Treatment of the Notes

In certain circumstances, we may be obligated to make a contingent payment upon the redemption of the notes. See ““Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Optional Redemption” and “—Change of Control.” These potential payments may implicate the provisions of Regulations relating to “contingent payment debt instruments” (“CPDIs”). but we do not intend to treat the possibility of such contingent payments on the notes as subjecting the notes to the CPDI rules. Our determination that the notes are not subject to the CPDI rules is binding on a holder, unless such holder discloses its contrary position in the manner required by applicable Regulations. Our determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”) and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on the notes that such holder owns in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. In the event that such contingency were to occur, it would affect the amount and timing of the income that a U.S. Holder recognizes. Holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. This discussion assumes that the notes will not be treated as CPDIs.

The notes were issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Interest

Interest on a note, including any Brazilian or Luxembourg or other foreign tax withheld and any additional amounts with respect thereto, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Additional Amounts,” will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition, interest on the notes is expected to be treated as foreign source income for U.S. federal income tax purposes.

Eligibility for Foreign Tax Credits for Foreign Taxes Withheld on Interest Payments on the Notes

Subject to certain conditions and limitations, foreign taxes, if any, withheld on interest payments on the notes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. Interest on the notes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (the election would then apply to all foreign income taxes such U.S. Holder paid in that taxable year). However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders are urged to consult their tax advisors regarding the creditability or deductibility of any withholding taxes under their particular circumstances.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (other than an amount attributable to accrued but unpaid interest, which will be taxable as discussed above under “—Interest” to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the cost of the note to such holder.

Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition the note has been held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations under the Code. Gain or loss will generally be treated as U.S. source gain or loss. Consequently, a U.S. Holder may not be able to claim a credit for any foreign tax imposed upon a disposition of a note unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income that is treated as derived from foreign sources.

Backup Withholding and Information Reporting

Information reporting and backup withholding requirements apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain U.S. Holders. Information reporting generally will apply to payments of principal of, and interest on, notes and to proceeds from the sale or redemption of notes within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder (other than an exempt recipient and certain other persons). The payor will be required to backup withhold on payments made within the United States, or by a U.S. payor or U.S. middleman, on a note to a U.S. Holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements.

Backup withholding is not an additional tax. A U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the notes, subject to certain exceptions (including an exception for notes held in accounts maintained by U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders may also be subject to penalties if they are required to submit such information to the IRS and fail to do so. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the notes.

Tax Consequences to Non-U.S. Holders

Tax Consequences to Non-U.S. Holders Assuming JBS USA Food Company is Not an Obligor on the Notes for U.S. Federal Income Tax Purposes

Subject to the discussion above under the heading “—Effect of Co-Issuance and Source of Interest Payments”, we intend to treat all of the interest on the notes as being entirely from non-U.S. sources for U.S. federal income tax purposes. In such case, a non-U.S. Holder would not be expected to be subject to U.S. federal tax, including withholding tax, upon the payment of interest on a note or on a non-U.S. Holder’s sale, exchange, retirement or other taxable disposition of a note, unless:

●	such interest or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the interest or gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), in which case such interest or gain will be subject to the treatment discussed below under “—Income Effectively Connected with a U.S. Trade or Business”; or

●	in the case of any interest or gain realized by an individual non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the receipt of such interest or such sale, exchange, retirement or other taxable disposition and certain other conditions are met.

Tax Consequences to Non-U.S. Holders Assuming JBS USA Food Company is an Obligor on the Notes for U.S. Federal Income Tax Purposes

It is possible, however, that due to a change in circumstances, JBS USA Food Company could become an obligor and borrower for U.S. federal income tax purposes, and as a result, the treatment of the source of interest could change from time to time. Further, the source of the interest income received by a holder with respect to the notes is unclear because the notes are a co-obligation of U.S. and non-U.S. co-issuers and there can be no assurance that the IRS or a court will agree with such treatment. Accordingly, the following discussion in this section describes the U.S. federal income tax consequences assuming that some or all of the interest payments on the notes are treated as U.S. source for U.S. federal withholding tax purposes.

Interest

Subject to the discussion above under the heading “—Effect of Co-Issuance and Source of Interest Payments” and the discussion below under the heading “—FATCA” and “—Backup Withholding and Information Reporting”, payments of U.S. source interest on the notes by us or any paying agent to any non-U.S. Holder will not be subject to U.S. federal tax, including withholding tax, provided that:

●	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of JBS USA Food Company;

●	the non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to JBS USA Food Company through stock ownership;

●	such non-U.S. Holder is not a bank whose receipt of such interest is described in Section 881(c)(3)(A) of the Code;

●	either (a) the non-U.S. Holder certifies on IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form), under penalties of perjury, that it is not a U.S. person or (b) the non-U.S. Holder holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Regulations; and

●	such interest is not effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder.

U.S. source interest that does not satisfy the foregoing exception will be subject to U.S. federal withholding tax, currently at a rate of 30%, unless:

●	such tax is eliminated or reduced under an applicable U.S. income tax treaty and the non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form) establishing such reduction or exemption from withholding tax on interest; or

●	such interest is effectively connected with a U.S. trade or business of the non-U.S. Holder and the non-U.S. Holder provides a properly executed IRS Form W-8ECI (or the appropriate successor form) claiming an exemption from withholding tax on such interest, in which case such interest will be subject to the treatment discussed below under “—Income Effectively Connected with a U.S. Trade or Business.”

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below under the heading “—FATCA” and “—Backup Withholding and Information Reporting”, a non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange, retirement or other taxable disposition of such note, unless:

●	such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), in which case such gain will be subject to the treatment discussed below under “—Income Effectively Connected with a U.S. Trade or Business”; or

●	in the case of any gain realized by an individual non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other taxable disposition and certain other conditions are met, in which case such individual non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the individual non-U.S. Holder’s U.S. source capital gains exceed such individual non-U.S. Holder’s U.S. source capital losses.

Notwithstanding the foregoing, to the extent any portion of the amount realized by a non-U.S. Holder on a sale, exchange, retirement, or other taxable disposition of a note is attributable to accrued but unpaid interest, such portion will be treated as described above with respect to interest payments.

FATCA Withholding

Subject to the discussion above under the heading “—Effect of Co-Issuance and Source of Interest Payments”, under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a non-U.S. Holder of the notes will generally be subject to 30% U.S. withholding tax on payments of stated interest made with respect to the notes if the non-U.S. Holder is (i) a “foreign financial institution” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding the “substantial United States owners” of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Tax Consequences to Non-U.S. Holders—Interest,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Withholding may also apply to payments of proceeds of sales or redemptions of the notes, although under proposed regulations issued in December 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply on payments of gross proceeds. Each prospective non-U.S. Holder of notes should consult its own tax advisor regarding these rules, certification of exemption from FATCA withholding and whether FATCA may be relevant to its ownership and disposition of notes.

Income Effectively Connected with a U.S. Trade or Business

If a non-U.S. Holder is engaged in the conduct of a trade or business in the United States and income (including interest) or gain on a note is effectively connected with the conduct of such trade or business (and, if an income tax treaty applies, the income or gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), the non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder (see “—Tax Consequences to U.S. Holders” above), subject to an applicable U.S. income tax treaty providing otherwise.

Non-U.S. Holders whose interest or gain from dispositions of notes may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the acquisition, ownership and disposition of notes, including, with respect to corporate non-U.S. Holders, the possible imposition of a branch profits tax, currently at a rate of 30% (or such lower rate provided by an applicable U.S. income tax treaty), upon the actual or deemed repatriation of any such effectively connected income or gain.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of interest on the notes. Unless the non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from the sale, exchange or retirement of the notes and the non-U.S. Holder may be subject to U.S. backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. Compliance with the certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against the non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Material Luxembourg Tax Consequences

Where in this summary English terms and expressions are used to refer to Luxembourg concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg tax law.

This summary is based on the tax law of Luxembourg (unpublished case law not included) as it stands at the date of this annual report. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

This overview assumes that each transaction with respect to the notes is at arm’s length.

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for noteholder who:

●	is an investor as defined in a specific law (such as the law on family wealth management companies of 11 May 2007, as amended, the law on undertakings for collective investment of 17 December 2010, as amended, the law on specialized investment funds of 13 February 2007, as amended, the law on reserved alternative investment funds of 23 July 2016, the law on securitisation of 22 March 2004, as amended, the law on venture capital vehicles of 15 June 2004, as amended and the law on pension saving companies and associations of 13 July 2005);

●	is, in whole or in part, exempt from tax;

●	acquires, owns or disposes of the notes in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship or management role; or

●	has a substantial interest in an issuer or a deemed substantial interest in an issuer for Luxembourg tax purposes. Generally, a person holds a substantial interest if such person owns or is deemed to own, directly or indirectly, more than 10% of the shares or interest in an entity.

Withholding Tax

Non-resident Noteholders

All payments of interest and principal under the notes made to non-residents of Luxembourg may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by Luxembourg or any political subdivision or taxing authority of or in Luxembourg.

Individual resident Noteholders

Under the law of December 23, 2005, as amended (the “Relibi Law”) and the Relibi circular published by the Luxembourg tax authorities on February 22, 2023, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg, on a debt security that is publicly issued on a regulated market, to (a) an individual beneficial owner resident in Luxembourg for tax purposes, or (b) a vehicle (with or without legal personality) held by one or more individuals beneficial owners resident in Luxembourg for tax purposes if this vehicle is interposed between the paying agent and the individual(s) beneficial owner(s) specifically in order to avoid the withholding tax, are subject to a withholding tax of currently 20%. Such withholding tax is in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth. Responsibility for the withholding of the tax is assumed by the Luxembourg paying agent. If interest payments under the notes fall within the scope of the Relibi Law, such payments will be subject to a withholding tax at a rate of currently 20%.

Moreover, there is no withholding tax on payments of principal, premium or interest made to Luxembourg resident corporate noteholders, nor on accrued but unpaid interest in respect of notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of notes held by Luxembourg resident corporate holders of notes under the Relibi Law.

Pursuant to the Relibi Law, Luxembourg resident individuals acting in the course of the management of their private wealth can opt to self-declare and pay a 20% tax on interest payments made on or after December 31, 2007, by paying agents located in an EU Member State other than Luxembourg or a Member State of the European Economic Area other than an EU Member State, if the payment falls under the scope of the Relibi law. The 20% tax self-declared will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth.

Taxes on Income and Capital Gains

Non-Resident Noteholders

Non-resident noteholders that do not have a permanent establishment, or a permanent representative, in Luxembourg to which the notes or income thereon are attributable are not subject to Luxembourg income taxes in respect of any benefits derived or deemed to be derived in connection with the notes.

Resident Noteholders

Individuals

Any benefits derived or deemed to be derived from or in connection with Notes that are attributable to an enterprise from which a resident individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, are generally subject to Luxembourg income tax. A resident individual who invests in Notes as part of such person’s private wealth management, is subject to Luxembourg income tax in respect of interest and similar income (such as premiums or issue discounts) derived from the Notes, except if tax is levied on such income in accordance with the Relibi Law. A gain realised by a resident individual, acting in the course of the management of that person’s private wealth, upon the sale or disposal, in any form whatsoever, of Notes is not subject to Luxembourg income tax, provided this sale or disposal takes place more than six months after the Notes are acquired. However, any portion of such gain corresponding to accrued but unpaid interest is subject to Luxembourg income tax, except if tax is levied on such interest in accordance with the Relibi Law. Any benefit derived by a resident individual from the disposal of Notes prior to their acquisition is subject to income tax as well.

Corporations

A corporate resident noteholder must include any benefits derived or deemed to be derived from or in connection with the notes, such as interest accrued or received, any redemption premium or issue discount, as well as any gain realized on the sale or disposal, in any form whatsoever, of the notes, in its taxable income for Luxembourg income tax purposes.

General

If a noteholder is neither resident nor deemed to be resident in Luxembourg, such holder will for Luxembourg tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in Luxembourg by reason only of the execution of the documents relating to the issue of the notes or the performance by the Issuers of their obligations under such documents or under the notes.

Net Wealth Tax

Corporate noteholders resident in Luxembourg and non-resident corporate noteholders that maintain a permanent establishment in Luxembourg to which or to whom such notes are attributable are subject to annual net wealth tax on their unitary value (i.e., non-exempt assets minus liabilities and certain provisions as valued according to the Luxembourg valuation rules), levied at a rate of 0.5% if the unitary value does not exceed €500,000,000 and 0.05% to the extent the unitary value exceeds €500,000,000.

Individuals are not subject to Luxembourg net wealth tax.

Inheritance and Gift Tax

Where the notes are transferred for no consideration:

(a) no Luxembourg inheritance tax is levied on the transfer of the notes upon the death of a noteholder in cases where the deceased was not a resident or deemed a resident of Luxembourg for inheritance tax purposes;

(b) by way of gift, Luxembourg gift tax will be levied in the event that the gift is made pursuant to a notarial deed signed before a Luxembourg notary or presented for registration, directly or indirectly, before the Registration and Estates Department.

Other Taxes and Duties

It is not compulsory that the notes be filed, recorded or enrolled with any court or other authority in Luxembourg. No registration tax, stamp duty or any other similar documentary tax or duty due in respect of or in connection with the issue of the notes, the performance by the Issuers of their obligations under the notes, or the transfer of the notes.

A fixed or ad valorem registration duty in Luxembourg may however apply (i) upon the registration of the Notes before the Registration and Estates Department in Luxembourg where this registration is not required by law (présentation à l’enregistrement), or (ii) if the Notes are (a) enclosed to a compulsory registrable deed under Luxembourg law, (acte obligatoirement enregistrable) or (b) deposited with the official records of a notary (déposé au rang des minutes d’un notaire).

Foreign Account Tax Compliance Act

FATCA was enacted into U.S. law in March 2010 as part of the Hiring Incentives to Restore Employment Act. FATCA aims at reducing tax evasion by U.S. citizens and requires foreign financial institutions outside the US (“FFIs”) to spontaneously provide information about financial accounts held, directly or indirectly, by specified U.S. persons to the IRS on an annual basis. A 30% withholding tax is imposed on certain payments of any FFI that fails to comply with this requirement (“FATCA Withholding”).

To implement FATCA in Luxembourg, Luxembourg entered into a so-called Model 1 Intergovernmental Agreement (“IGA”) with the U.S., and a memorandum of understanding in respect thereof, on 28 March 2014. The IGA was implemented in Luxembourg domestic law by Law of 24 July 2015 (the “Luxembourg FATCA Law”). Luxembourg FFIs which comply with the requirements of the IGA, will not be subject to FATCA Withholding.

Under the Luxembourg IGA, Luxembourg FFIs are required to perform certain necessary due diligence and monitoring of account holders (including debt and equity investors into a FFI that is an Investment Entity), and to report to the Luxembourg tax authorities on an annual basis information about financial accounts held by (a) specified U.S. investors, (b) certain Passive Non-Financial Foreign Entities (“NFFEs”) with U.S. Controlling Person(s) and (c) non-U.S. financial institution investors that do not comply with FATCA. Under the Luxembourg IGA, such information will subsequently be remitted by the Luxembourg tax authorities to the IRS.

It is the intention of JBS USA to procure that it is treated as complying with the requirements that FATCA and the Luxembourg IGA imposes upon it. However, no assurance can be provided that JBS USA will be able to comply with such requirements and, in the event that it is not able to do so, JBS USA could be exposed to fines which may reduce the amounts available to it to make payments to its investors.

Major non-compliance with the Luxembourg FATCA Law may trigger the relevant local penalties of up to EUR 250,000 and 0.5% of the amounts that should have been reported.

Holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

Common Reporting Standard

The OECD has developed the Common Reporting Standard (“CRS”) which aims at implementing automatic exchange of financial account information among participating countries.

On 9 December 2014, Council Directive 2014/107/EU amending Directive 2011/16/EU (“DAC 2”) was adopted in order to implement the CRS among the European Union Member States. The DAC 2 was implemented into Luxembourg law by the law of 18 December 2015 (“CRS Law”). The CRS Law requires Luxembourg financial institutions to identify financial account holders (including certain entities and their Controlling Persons) and to determine whether they are tax resident in a European Union Member State and/or a country with which Luxembourg has an exchange of information agreement. Luxembourg financial institutions will need to report financial account information of such account holders to the Luxembourg tax authorities which will remit such information to the competent foreign tax authorities of the other country.

It is the intention of JBS USA to procure that it is treated as complying with the requirements that the CRS Law places upon it. However, no assurance can be provided that JBS USA will be able to comply with the CRS Law and, in the event that it is not able to do so, it could be exposed to fines which may reduce the amounts available to it to make payments to investors.

Major non-compliance with the CRS Luxembourg Law may trigger the relevant local penalties of up to EUR 250,000 and 0.5% of the amounts that should have been reported.

Holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of notes. Prospective purchasers of notes should consult their own tax advisors concerning the tax consequences of their particular situations.

Material Brazilian Tax Consequences

The following discussion is a general description of certain Brazilian tax aspects of the notes applicable to an individual, entity, trust or organization resident or domiciled outside Brazil (“Non-Brazilian Holder”) and does not purport to be a comprehensive description of the tax aspects of the notes.

The following discussion is based on the federal tax laws of Brazil as in effect on the date hereof, which are subject to change, possibly with retroactive effects, and to differing interpretations. The information set forth below is intended to be a general description only and does not address all possible tax consequences relating to an investment in the notes and is not applicable to all categories of investors, some of which may be subject to special rules. The discussion below does not address Brazilian tax implications for any Brazilian tax resident individual or entity that owns shares in, or is a parent company of, a Non-Brazilian Holder. The discussion below does not address any tax consequences under the tax laws of any state or locality of Brazil.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES.

Payments on the Notes Made by the Issuer and Gains on the Notes

Generally, non-Brazilian residents are taxed in Brazil only when income is derived from Brazilian sources or gains are realized on the disposition of assets located in Brazil. Therefore, as the issuer will be considered, for tax purposes, as domiciled abroad, in principle any income (including interest, fees, commissions, expenses, and any other income) paid by it in respect of the notes issued in favor of Non-Brazilian Holders is not subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made with funds held by the issuer outside of Brazil and a Brazilian guarantor is not required to pay any amount under the notes.

According to article 26 of Law No. 10,833 dated December 29, 2003, or Law No. 10,833, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder to another non-resident made outside Brazil are subject to taxation in Brazil. Based on the fact that the notes are issued and registered abroad and, therefore, in principle should not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, gains on the sale or other disposition of the notes made outside Brazil by a Non-Brazilian Holder to another non-Brazilian resident should not be subject to Brazilian taxes. However, considering the general scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

If the income tax is deemed to be due, the gains may be subject to income tax in Brazil at progressive rates varying from 15.0% to 22.5% (15% for the part of the gain that does not exceed R$5 million, 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and 22.5% for the part of the gain that exceeds R$30 million) or 25.0% if such Non-Brazilian Holder is located in a jurisdiction that does not impose any income tax or which impose it at a maximum rate lower than 17.0% (“Favorable Tax Jurisdiction”) or in a country or location where the laws do not allow access to information related to ownership composition or securities ownership or do not allow for the identification of the beneficial owner of income attributed to non-residents. In certain circumstances, if income tax is borne by the source of payment, the amount of tax charged could be subject to an upward adjustment, as if the amount received by the Non-Brazilian Holder was net of taxes in Brazil (gross-up). A lower rate of income tax may be provided for in an applicable tax treaty between Brazil and the country where the Non-Brazilian Holder is domiciled.

Payments on the Notes Made by JBS S.A. as Guarantor

In the event the issuer fails to timely pay any due amount, including any payment of principal, interest or any other amount that may be due and payable in respect of the notes, JBS S.A. as guarantor will be required to assume the obligation to pay such due amounts.

Brazilian tax authorities could attempt to impose withholding income tax on such payments at the rate of 15.0% or 25.0%, being the rate variable depending on the respective Non-Brazilian Holder. In this circumstance, a different income tax rate may be provided for in an applicable tax treaty between Brazil and the country of residence of the Non-Brazilian Holder. There is some uncertainty regarding the applicable tax treatment to payments of the principal amount by the guarantor to the Non-Brazilian Holder. There are arguments according to which (i) payments made under the guarantee structure should be subject to the imposition of withholding income tax according to the nature of the guaranteed payment, in which case such payments made by the guarantor do not convert the nature of the payment from principal into taxable income so that only interest and fees should be subject to taxation and (ii) payments made under guarantee by Brazilian sources to non-resident beneficiaries should not be subject to the imposition of the withholding tax, to the extent that they should qualify as a credit transaction by the Brazilian party to the borrower. However, there are no precedents from Brazilian courts endorsing these positions and it is not possible to assure that such arguments would prevail in court.

In the event the guarantor is required to make any payment in connection with the notes to Non-Brazilian Holders, the guarantor would be required to pay such additional amounts as may be necessary to ensure that the net amounts receivable by the Non-Brazilian Holder after withholding taxes will equal the amounts that would have been payable in the absence of such withholding, subject to certain exceptions, described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Additional Amounts.”

Discussion on Favorable Tax Jurisdiction

On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) the countries and jurisdictions considered as Favorable Tax Jurisdictions, which are jurisdictions that do not impose income tax or which impose it at a maximum rate of 20% (see, however, our comments on Law No. 14,596, which will change these thresholds from 2024 onwards) or where the laws do not allow access to information related to ownership composition or securities ownership or do not allow for the identification of the beneficial owner of income attributed to non-residents (“Favorable Tax Jurisdictions”) and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. Pursuant to Law No. 11,727, a privileged tax regime is a tax regime that: (1) does not tax income or taxes it at a maximum rate lower than 20.0%; (2) grants tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or in the territory or (b) conditioned upon the non-exercise of a substantial economic activity in the country or in the territory; (3) does not tax or taxes foreign sourced income at a maximum rate lower than 20.0%; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

On November 28, 2014, the Brazilian Revenue Service issued Ordinance 488 reducing the concept of Tax Favorable Jurisdictions and Privileged Tax Regimes to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose) provided that the jurisdiction is aligned with the international standards of tax transparency in accordance with the rules established by the Brazilian tax authorities in the Normative Ruling No. 1,530/2014.

On December 29, 2022, the Brazilian government published Provisional Measure No. 1,152, which was converted into Law No. 14,596 on June 15, 2023 (“Law No. 14,596”). Law No. 14,596 introduced changes to the legislation on corporate income tax and provided for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the Organization of Economic Co-operation and Development (“OECD”). Specifically in relation to the concepts of Favorable Tax Jurisdictions and Privileged Tax Regimes, Law No. 14,596 established a minimum threshold tax rate of 17%, a change from the minimum rate of 20% mentioned above. As mentioned above, the 17% rate was already adopted as a minimum threshold, due to Normative Ruling No. 1,530/2014. Under these rules, however, tax authorities could reinstate the 20% threshold at any time. Law No. 14,596 set in legal statutes that minimum 17% threshold. This new threshold will be applicable from January 2024 onwards, except in the case of the taxpayers that opted to anticipate the effects of said law. However, the application of the withholding tax rate of 25% for the minimum threshold tax rate of 17% (and not the minimum tax rate of 20%, as previously adopted) is not free of doubt.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that such concept of “privileged tax regime” shall be solely applied for purposes of compliance with Brazilian transfer pricing and thin capitalization rules, it is not possible to assure whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” set forth in Law No. 11,727 will also apply to a Non-Resident Holder on payments under the notes. Notwithstanding that, the current understanding of Brazilian tax authorities is in the sense that the 25% rate of withholding income tax is not applicable if the Non-Resident Holder is located in a “privileged tax regime” (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017).

Prospective investors should consult their own tax advisors regarding the changes implemented by Law No. 11,727, Normative Instruction No. 1,037, Ordinance 488 and Law No. 14,596. In any case, if the Brazilian tax authorities determine that payments made to a Non-Resident Holder under a “privileged tax regime” are subject to the same rules applicable to payments made to Non-Resident Holders located in a Favorable Tax Jurisdiction, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Other Tax Considerations

Brazilian law imposes a tax on Foreign Exchange Transactions (Imposto sobre Operações de Câmbio), or “IOF/Exchange,” on the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into reais, including foreign exchange transactions in connection with payments potentially made by a Brazilian guarantor under the guarantee to Non-Brazilian Holders. Currently, the IOF/Exchange rate is 0.38% for most foreign exchange transactions. Foreign exchange transactions in connection with payments under the guarantee by a Brazilian guarantor to Non-Brazilian Holders may fall within the scope of application of the general 0.38% rate.

According to Section 15-B of the Decree No. 6,306, the settlement of exchange transactions in connection with foreign financing or loans, for both inflow and outflow of proceeds into and from Brazil, is subject to the IOF/Exchange rate of 0%.

In any case, the Federal Government may increase the current IOF/Exchange rate at any time, up to a maximum rate of 25%. Any such new rate would only apply to future foreign exchange transactions.

In addition, the Brazilian tax authorities could argue that a tax on loan transactions could be imposed upon any amount paid in respect of the notes by the Brazilian guarantor under the guarantee given at a rate of up to 1.88% of the total amount paid.

Generally, there are no stamp, transfer or other similar taxes in Brazil with respect to the transfer, assignment or sale of the notes outside Brazil, nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the notes, except for gift and inheritance taxes that may be imposed by some Brazilian states on gifts and bequests made by or to individuals or entities domiciled or residing within such states.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of notes. Prospective purchasers of notes should consult their own tax advisors concerning the tax consequences of their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

JBS S.A. is subject to the informational requirements of the Exchange Act. Accordingly, it is required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may read JBS S.A.’s periodic reports on the SEC’s website at http://www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this annual report.

As a foreign private issuer, JBS S.A. is exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and JBS S.A.’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

JBS S.A. is also subject to the informational requirements of the CVM and B3 and files reports and other information relating to its businesses, financial condition and other matters with the CVM and B3. You may read these reports, statements and other information about JBS S.A. on the CVM’s website at http://www.gov.br/cvm and the B3’s website at http://www.b3.com.br. The public filings of JBS S.A. with the SEC and the CVM are also available to the public free of charge through JBS S.A.’s website at https://ri.jbs.com.br/en/. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 27 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Description of the JBS USA Registered Notes

General

References to the “JBS USA Registered Notes” include, as applicable, the following 11 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027 (the “2027 Notes”); (2) 5.125% Senior Notes due 2028 (the “2028 Notes”); (3) 6.500% Senior Notes due 2029 (the “6.500% 2029 Notes”); (4) 3.000% Senior Notes due 2029 (the “3.000% 2029 Notes”); (5) 5.500% Senior Notes due 2030 (the “2030 Notes”); (6) 3.750% Senior Notes due 2031 (the “2031 Notes); (7) 3.000% Sustainability-Linked Senior Notes due 2032 (the “3.000% 2032 Notes”); (8) 3.625% Sustainability-Linked Senior Notes due 2032 (the “3.625% 2032 Notes”); (9) 5.750% Senior Notes due 2033 (the “2033 Notes”); (10) 4.375% Senior Notes due 2052 (the “4.375% 2052 Notes”); and (11) 6.500% Senior Notes due 2052 (the “6.500% 2052 Notes”).

References to the “Indentures” include, as applicable, the following indentures governing the JBS USA Registered Notes: (1) the indenture, dated as of August 19, 2022 (as supplemented through the date hereof, the “2027 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2027 Notes; (2) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “2028 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2028 Notes; (3) the indenture, dated as of April 15, 2019 (as supplemented through the date hereof, the “6.500% 2029 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 6.500% 2029 Notes; (4) the indenture, dated as of February 2, 2022 (as supplemented through the date hereof, the “3.000% 2029 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 3.000% 2029 Notes; (5) the indenture, dated as of August 6, 2019 (as supplemented through the date hereof, the “2030 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2030 Notes; (6) the indenture, dated as of May 28, 2021 (as supplemented through the date hereof, the “2031 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2031 Notes; (7) the indenture, dated as of December 1, 2021 (as supplemented through the date hereof, the “3.000% 2032 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 3.000% 2032 Notes; (8) the indenture, dated as of August 19, 2022 (as supplemented through the date hereof, the “3.625% 2032 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers 3.625% 2032 Notes; (9) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “2033 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2033 Notes; (10) the indenture, dated as of February 2, 2022 (as supplemented through the date hereof, the “4.375% 2052 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 4.375% 2052 Notes; and (11) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “6.500% 2052 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 6.500% 2052 Notes.

All references in this “Description of the JBS USA Registered Notes” to the holders of the JBS USA Registered Notes mean (i) in the case of the 2027 Notes, the holders of the 2027 Notes, (ii) in the case of the 2028 Notes, the holders of the 2028 Notes, (iii) in the case of the 6.500% 2029 Notes, the holders of the 6.500% 2029 Notes, (iv) in the case of the 3.000% 2029 Notes, the holders of the 3.000% 2029 Notes, (v) in the case of the 2030 Notes, the holders of the 2030 Notes, (vi) in the case of the 2031 Notes, the holders of the 2031 Notes, (vii) in the case of the 3.000% 2032 Notes, the holders of the 3.000% 2032 Notes, (viii) in the case of the 3.625% 2032 Notes, the holders of the 3.625% 2032 Notes, (ix) in the case of the 2033 Notes, the holders of the 2033 Notes, (x) in the case of the 4.375% 2052 Notes, the holders of the 4.375% 2052 Notes and (xi) in the case of the 6.500% 2052 Notes, the holders of the 6.500% 2052 Notes.

The following description of certain provisions of the Indentures does not purport to be complete and is subject, and is qualified in its entirety by reference, to all of the provisions of the applicable Indenture, including the definitions therein of certain terms, and to the JBS USA Registered Notes. We urge you to read the applicable Indenture and the applicable JBS USA Registered Notes in their entirety because they contain additional information and they, and not this description, define your rights as a holder of the JBS USA Registered Notes.

You can find the definitions of capitalized terms used in this description and not otherwise defined under the subheading “—Definitions.” In this description, (i) the “Company” refers only to JBS USA Holding Lux S.à r.l. (subject to the Substitution of the Company provisions below) and not to any of its Subsidiaries; (ii) “Issuers” refers only to the Company, JBS USA Food Company (“JBS USA Food”) and JBS Luxembourg Company S.à r.l. and not to any of their respective Subsidiaries; and (iii) “Parent” refers only to JBS S.A. and not to any of its Subsidiaries.

The following description is a summary of the provisions of the Indentures that the Company believes to be material and of interest to you, and does not restate that agreement in its entirety. We encourage you to read the applicable Indenture because that agreement, and not this description, will define your rights as a holder of the JBS USA Registered Notes. Any references in this summary to dollar amounts are to U.S. dollars and include the foreign currency equivalent of that amount determined at the relevant time to the extent proceeds, transactions or other amounts are denominated, in whole or in part, in a currency other than U.S. dollars.

Brief Description of the JBS USA Registered Notes and the Guarantees

The JBS USA Registered Notes will be:

●	senior unsecured obligations of the Issuers;

●	equal in ranking (“pari passu”) with all existing and future senior unsecured debt of the Issuers;

●	senior in right of payment to any future subordinated debt of the Issuers;

●	effectively subordinated in right of payment to existing and future secured debt of the Issuers to the extent of the value of the assets securing such obligations;

●	structurally subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of the Company’s Subsidiaries that are not Guarantors, including our Australian Subsidiaries, to the extent of the value of the assets of these entities; and

●	guaranteed on a senior unsecured basis by the Parent Guarantors.

The Guarantees will be:

●	senior unsecured obligations of the Parent Guarantors;

●	effectively subordinated in right of payment to existing and future secured debt of the Parent Guarantors to the extent of the value of the assets securing such obligations;

●	pari passu with all existing and future senior unsecured debt of the Parent Guarantors; and

●	senior in right of payment to any future subordinated debt of the Parent Guarantors.

Principal, Maturity and Interest

The 2027 Notes

The 2027 Notes are senior unsecured obligations of the Issuers. The 2027 Notes will mature on January 15, 2027.

The 2027 Notes bear interest at the annual rate of 2.500%, payable semi-annually in arrears on January 15 and July 15 of each year.

The 2028 Notes

The 2028 Notes are senior unsecured obligations of the Issuers. The 2028 Notes will mature on February 1, 2028.

The 2028 Notes bear interest at the annual rate of 5.125%, payable semi-annually in arrears on February 1 and August 1 of each year.

The 6.500% 2029 Notes

The 6.500% 2029 Notes are senior unsecured obligations of the Issuers. The 6.500% 2029 Notes will mature on April 15, 2029.

The 6.500% 2029 Notes bear interest at the annual rate of 6.500%, payable semi-annually in arrears on April 15 and October 15 of each year.

The 3.000% 2029 Notes

The 3.000% 2029 Notes are senior unsecured obligations of the Issuers. The 3.000% 2029 notes will mature on February 2, 2029.

The 3.000% 2029 Notes bear interest at the annual rate of 3.000%, payable semi-annually in arrears on February 2 and August 2 of each year.

The 2030 Notes

The 2030 Notes are senior unsecured obligations of the Issuers. The 2030 Notes will mature on January 15, 2030.

The 2030 Notes bear interest at the annual rate of 5.500%, payable semi-annually in arrears on January 15 and July 15 of each year.

The 2031 Notes

The 2031 Notes are senior unsecured obligations of the Issuers. The 2031 Notes will mature on December 1, 2031.

The 2031 Notes bear interest at the annual rate of 3.750%, payable semi-annually in arrears on June 1 and December 1 of each year.

The 3.000% 2032 Notes

The 3.000% 2032 Notes are senior unsecured obligations of the Issuers. The 3.000% 2032 Notes will mature on May 15, 2032.

The 3.000% 2032 Notes bear interest at 3.000% per year, payable on May 15 and November 15 of each year.

From and including November 15, 2027, the interest rate payable on the 3.000% 2032 Notes shall be increased by 25 basis points per annum unless JBS USA has notified the trustee within six months after December 31, 2026 that in respect of the year ended December 31, 2026, (i) the Sustainability Performance Target (as defined in the 3.000% 2032 Notes Indenture) has been satisfied and (ii) the satisfaction of the Sustainability Performance Target has been confirmed by the external verifier in accordance with its customary procedures.

The 3.625% 2032 Notes

The 3.625% 2032 Notes are senior unsecured obligations of the Issuers. The 3.625% 2032 Notes will mature on January 15, 2032.

The 3.625% 2032 Notes bear interest at 3.625% per year, payable on January 15 and July 15 of each year.

From and including January 15, 2027, the interest rate payable on the 3.625% 2032 Notes shall be increased by 25 basis points per annum unless JBS USA has notified the trustee at least 30 says prior to January 15, 2027 that in respect of the year ended December 31, 2025, (i) the Sustainability Performance Target (as defined in the 3.625% 2032 Notes Indenture) has been satisfied and (ii) the satisfaction of the Sustainability Performance Target has been confirmed by the external verifier in accordance with its customary procedures.

The 2033 Notes

The 2033 Notes are senior unsecured obligations of the Issuers. The 2033 Notes will mature on April 1, 2033.

The 2033 Notes bear interest at the annual rate of 5.750%, payable semi-annually in arrears on April 1 and October 1 of each year.

The 4.375% 2052 Notes

The 4.375% 2052 Notes are senior unsecured obligations of the Issuers. The 4.375% 2052 Notes will mature on February 2, 2052.

The 4.375% 2052 Notes bear interest at the annual rate of 4.375%, payable semi-annually in arrears on February 2 and August 2 of each year.

The 6.500% 2052 Notes

The 6.500% 2052 Notes are senior unsecured obligations of the Issuers. The 6.500% 2052 Notes will mature on December 1, 2052.

The 6.500% 2052 Notes bear interest at the annual rate of 6.500%, payable semi-annually in arrears on June 1 and December 1 of each year.

Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes

The Issuers may issue additional notes of each series under the applicable Indenture. The notes of each series offered hereby, existing notes of such series and any additional notes that the Issuers subsequently issue under the applicable Indenture with the same terms will be treated as a single class for all purposes under the applicable Indenture, in each case including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that, if any such additional notes subsequently issued are not fungible for U.S. federal income tax purposes with any such notes previously issued, such additional notes shall have a separate CUSIP number but shall otherwise be treated as a single class with all other notes issued under the applicable Indenture.

The Issuers will make all payments on the notes at the office or agency of the paying agent and registrar located in the United States of America (which may be the corporate trust office of the trustee). The trustee will initially act as paying agent and as registrar for the notes. The Company may change the paying agent or registrar without prior notice to the noteholders. Subject to compliance with any applicable laws or regulations, the Company or any of its Subsidiaries may act as paying agent or registrar.

If a payment date is not a business day, payment may be made on the next succeeding day that is a business day with the same force and effect as if payment was made on such date and no interest shall accrue in respect of such payment for the intervening period.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the applicable Indenture, subject to compliance with applicable securities laws. The Issuers may require a holder to, among other things, furnish appropriate endorsements and transfer documents in connection with a transfer or exchange of notes. The Issuers may require a holder to pay any transfer or other taxes and governmental or other fees payable in connection with a transfer or exchange of notes. The Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as owning the note for all purposes.

Guarantees

General

The Parent Guarantors will jointly and severally guarantee the Issuers’ obligations under the Indentures and the notes on a senior unsecured basis.

The Parent Guarantors consist of (i) Parent, (ii) JBS Global Luxembourg S.à r.l. and (iii) JBS Global Meat Holdings Pty Limited. JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty Limited, are each a Subsidiary of Parent.

Release of Guarantees of Subsidiary Guarantors

A Guarantee by a Subsidiary Guarantor of the notes will be automatically and unconditionally released and discharged upon:

(1)	(a) such Subsidiary Guarantor ceasing to constitute a Restricted Subsidiary of the Company in compliance with the applicable Indenture, whether upon a sale, exchange, transfer or disposition of Capital Stock in such Subsidiary Guarantor (including by way of merger or consolidation) or the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, or (b) the sale or disposition in compliance with the applicable Indenture of all or substantially all of the assets of such Subsidiary Guarantor;

(2)	such Subsidiary Guarantor ceasing to be a guarantor under the Term Loan Credit Agreement, except a discharge or release by or as a result of payment under such guarantee;

(3)	the exercise of the legal defeasance option or the covenant defeasance option with respect to the notes as described under “—Defeasance” or if the obligations of the Issuers under the applicable Indenture are otherwise discharged in accordance with the terms of the applicable Indenture; or

(4)	a release in accordance with “—Amendments, supplements and waivers.”

Each Subsidiary Guarantor may consolidate with or merge into or sell its assets to an Issuer or another Subsidiary Guarantor without limitation, or with other Persons upon the terms and conditions set forth in the applicable Indenture.

While the Subsidiary Guarantors currently generate a substantial portion of our revenues, the Company’s non-Guarantor Subsidiaries (principally the Company’s Australian Subsidiaries and Pilgrim’s Pride) also represent a significant portion of the Company’s assets and make significant contributions to the Company’s consolidated results.

Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent

The Guarantees of the notes by the Parent Guarantors will be automatically and unconditionally released and discharged upon:

(1)	if, at any time, the Parent Guarantors shall cease to guarantee the Existing 2031 Notes for any reason, including, without limitation, as a result of the “Fall-Away Event” (as defined in the Indenture governing the Existing 2031 Notes) or the full repayment, redemption or defeasance of the Existing 2031 Notes; or

(2)	the exercise of the legal defeasance option or the covenant defeasance option with respect to the notes as described under “—Defeasance” or if the obligations of the Issuers under the applicable Indenture are otherwise discharged in accordance with the terms of such Indenture.

Notwithstanding anything to the contrary in the applicable Indenture, in the event that the Guarantees of the notes by the Parent Guarantors are automatically and unconditionally released and discharged upon the occurrence of any of the events described above, at the Company’s election, the Company may enter into a supplemental indenture (a “Fall-Away Amendment”) with the trustee (without the consent of any holders of notes), which provides for the following (the “Fall-Away Event”):

(1)	unconditional release of the Parent Guarantors from their Guarantees;

(2)	elimination of the covenants set forth under (i) “—Reports—Reports of Parent;” and

(3)	elimination of Events of Default arising under the following clauses described under “—Events of Default”: (4) (under “—Reports—Reports of Parent”), (5), (6), (7), (8) (in each case of clauses (5), (6), (7) and (8), with respect to events and circumstances with respect to Parent and its Subsidiaries other than the Company and its Subsidiaries) and (9) (in its entirety), and delete references to Parent in the second and fourth paragraphs under “—Events of Default.”

Optional Redemption

The 2027 Notes

Optional redemption with a make-whole premium

At any time prior to December 15, 2026 (which is the date that is one month prior to the maturity of 2027 Notes (the “2027 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 2027 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 2027 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 2027 Notes that would have been due if the 2027 Notes matured on the 2027 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 25 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2027 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2027 Notes at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 2028 Notes

Optional redemption with a make-whole premium

At any time prior to January 1, 2028 (which is the date that is one month prior to the maturity of the 2028 Notes (the “2028 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 2028 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 2028 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 2028 Notes that would have been due if the 2028 Notes matured on the 2028 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 35 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2028 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2028 Notes at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 6.500% 2029 Notes

Optional Redemption

On and after April 15, 2024 (the “6.500% 2029 Notes Par Call Date”), the Company may redeem the 6.500% 2029 Notes, in whole or in part, after giving the required notice under the 6.500% 2029 Notes Indenture, at the following redemption prices (expressed as a percentage of principal amount of the 6.500% 2029 Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the applicable date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2024	103.250%
2025	102.167%
2026	101.083%
2027 and thereafter	100.000%

Optional redemption with a make-whole premium

In addition, at any time prior to 6.500% 2029 Notes Par Call Date, the Company may choose to redeem all or any portion of the 6.500% 2029 Notes, at once or over time, after giving the required notice under the 6.500% 2029 Notes Indenture. In each case, to redeem notes prior to the applicable date, the Company must pay a redemption price calculated by the Company equal to the greater of:

(a)	101% of the principal amount of the 6.500% 2029 Notes to be redeemed; and

(b)	the present value at the redemption date of (1) the redemption price of the 6.500% 2029 Notes to be redeemed at the 6.500% 2029 Notes Par Call Date plus (2) the remaining scheduled payments of interest from the redemption date through 6.500% 2029 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 3.000% 2029 Notes

Optional redemption with a make-whole premium

At any time prior to December 2, 2028 (which is the date that is two months prior to the maturity of the 3.000% 2029 Notes (the “2029 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 3.000% 2029 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 3.000% 2029 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 3.000% 2029 Notes that would have been due if the 3.000% 2029 Notes matured on the 2029 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 25 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2029 Notes Par Call Date, the Company may choose to redeem all or any portion of the 3.000% 2029 Notes at a redemption price equal to 100% of the principal amount of the 3.000% 2029 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 2030 Notes

Optional Redemption

On and after January 15, 2025 (the “2030 Notes Par Call Date”), the Company may redeem the 2030 Notes, in whole or in part, after giving the required notice under the 2030 Notes Indenture, at the following redemption prices (expressed as a percentage of principal amount of the 2030 Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the applicable date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on January 15 of each of the years indicated below:

Year	Percentage
2025	102.750%
2026	101.833%
2027	100.917%
2028 and thereafter	100.000%

Optional redemption with a make-whole premium

In addition, at any time prior to the 2030 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2030 Notes, at once or over time, after giving the required notice under the 2030 Notes Indenture. In each case, to redeem 2030 Notes prior to the applicable date, the Company must pay a redemption price calculated by the Company equal to the greater of:

(a)	101% of the principal amount of the 2030 Notes to be redeemed; and

(b)	the present value at the redemption date of (1) the redemption price of the 2030 Notes to be redeemed at the 2030 Notes Par Call Date plus (2) the remaining scheduled payments of interest from the redemption date through the 2030 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 2031 Notes

Optional Redemption

On and after December 1, 2026 (the “2031 Notes Par Call Date”), the Company may redeem the 2031 Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount of the 2031 Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the applicable date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on December 1 of each of the years indicated below:

Year	Percentage
2026	101.875%
2027	101.250%
2028	100.625%
2029 and thereafter	100.000%

Optional redemption with a make-whole premium

In addition, at any time prior to the 2031 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2031 Notes. In each case, to redeem 2031 Notes prior to the applicable date, the Company must pay a redemption price calculated by the Company equal to the greater of:

(a)	101% of the principal amount of the 2031 Notes to be redeemed; and

(b)	the present value at the redemption date of (1) the redemption price of the 2031 Notes to be redeemed at the 2031 Notes Par Call Date plus (2) the remaining scheduled payments of interest from the redemption date through the 2031 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption upon eligible Equity Offerings

Prior to December 1, 2026, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the 2031 Notes (calculated after giving effect to any issuance of additional 2031 Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 103.750% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

●	at least 50% of the original aggregate principal amount of the 2031 Notes (calculated after giving effect to any issuance of additional 2031 Notes) remains outstanding after each such redemption; and

●	such redemption occurs within 120 days after the closing of such Equity Offering.

The 3.000% 2032 Notes

Optional redemption with a make-whole premium

At any time prior to February 15, 2032 (which is the date that is three months prior to the maturity of the notes (the “3.000% 2032 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 3.000% 2032 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 3.000% 2032 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest (based on (x) the rate of 3.000% per annum (the “Initial Rate of Interest”) if the Company Sustainability Performance Target has been satisfied and the Company Sustainability Performance Target has been confirmed by the Company External Verifier or (y) the rate of 3.250% per annum if the Company Sustainability Performance Target has not been satisfied and/or the Company Sustainability Performance Target has not been confirmed by the External Verifier) on such notes that would have been due if the notes matured on the 3.000% 2032 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 25 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 3.000% 2032 Notes Par Call Date, the Company may choose to redeem all or any portion of the 3.000% 2032 Notes at a redemption price equal to 100% of the principal amount of the 3.000% 2032 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 3.625% 2032 Notes

Optional Redemption

On and after January 15, 2027 (the “3.625% 2032 Par Call Date”), the Company may redeem the 3.625% 2032 Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount of the 3.625% 2032 Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the applicable date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on January 15 of each of the years indicated below:

Year	Percentage (if the Parent Sustainability Performance Target has been satisfied and the Parent Sustainability Performance Target has been confirmed by the Parent External Verifier)	Percentage (if the Parent Sustainability Performance Target has not been satisfied and/or the Parent Sustainability Performance Target has not been confirmed by the Parent External Verifier)
2027	101.813%	101.938%
2028	101.208%	101.292%
2029	100.604%	100.646%
2030 and thereafter	100.000%	100.000%

Optional redemption with a make-whole premium

In addition, at any time prior to the 3.625% 2032 Notes Par Call Date, the Company may choose to redeem all or any portion of the 3.625% 2032 Notes. In each case, to redeem 3.625% 2032 Notes prior to the applicable date, the Company must pay a redemption price calculated by the Company equal to the greater of:

(a)	101% of the principal amount of the 3.625% 2032 Notes to be redeemed; and

(b)	the present value at the redemption date of (1) the redemption price of the 3.625% 2032 Notes to be redeemed at the 3.625% 2032 Notes Par Call Date (based on (x) the rate of 3.625% per annum (the “Parent Initial Rate of Interest”) if the Parent Sustainability Performance Target has been satisfied and the Parent Sustainability Performance Target has been confirmed by the Parent External Verifier or (y) the rate of 3.875% per annum (the “Parent Subsequent Rate of Interest”) if the Parent Sustainability Performance Target has not been satisfied and/or the Parent Sustainability Performance Target has not been confirmed by the Parent External Verifier) plus (2) the remaining scheduled payments of interest (calculated using the Initial Rate of Interest) from the redemption date through the 3.625% 2032 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption upon eligible Equity Offerings

Prior to January 15, 2027, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the 3.625% 2032 Notes (calculated after giving effect to any issuance of additional 3.625% 2032 Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 103.625% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

●	at least 50% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional 3.625% 2032 Notes) remains outstanding after each such redemption; and

●	such redemption occurs within 120 days after the closing of such Equity Offering.

The 2033 Notes

Optional redemption with a make-whole premium

At any time prior to January 1, 2033 (which is the date that is three months prior to the maturity of the 2033 Notes (the “2033 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 2033 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 2033 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 2033 Notes that would have been due if the 2033 Notes matured on the 2033 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 45 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2033 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2033 Notes at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 4.375% 2052 Notes

Optional redemption with a make-whole premium

At any time prior to August 2, 2051 (which is the date that is six months prior to the maturity of the 4.375% 2052 Notes (the “4.375% 2052 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 4.375% 2052 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 4.375% 2052 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 4.375% 2052 Notes that would have been due if the 4.375% 2052 Notes matured on the 4.375% 2052 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 35 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 4.375% 2052 Notes Par Call Date, the Company may choose to redeem all or any portion of the 4.375% 2052 Notes at a redemption price equal to 100% of the principal amount of the 4.375% 2052 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The 6.500% 2052 Notes

Optional redemption with a make-whole premium

At any time prior to June 1, 2052 (which is the date that is six months prior to the maturity of the 6.500% 2052 Notes (the “6.500% 2052 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 6.500% 2052 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 6.500% 2052 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 6.500% 2052 Notes that would have been due if the 6.500% 2052 Notes matured on the 6.500% 2052 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 50 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 6.500% 2052 Notes Par Call Date, the Company may choose to redeem all or any portion of the 6.500% 2052 Notes at a redemption price equal to 100% of the principal amount of the 6.500% 2052 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Notes

Optional clean-up redemption

In connection with any tender offer (including any Change of Control Offer made in accordance with the terms of the applicable Indenture) for notes, if holders of not less than 90% in aggregate principal amount of the outstanding notes of such series validly tender and do not withdraw notes in such tender offer and the Company, or any third party making such tender offer in lieu of the Company, purchases all of the notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice to the holders (with a copy to the trustee), given not more than 30 days following such purchase date, to redeem or purchase all the notes of each series that remain outstanding following such purchase at a price equal to the price paid to the holders in such tender offer plus, to the extent not included in the purchase price, accrued and unpaid interest and Additional Amounts, if any, on the notes that remain outstanding, to, but excluding, the date of redemption. The Company shall calculate the redemption price in connection with any redemption, and the trustee shall have no duty to calculate or verify any such calculation.

Tax Redemption

If, with respect to series of notes, as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of any Taxing Jurisdiction (as defined below) or any political subdivision or Taxing Authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation, administration or application of such laws, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the applicable Issue Date or, in the event there is a successor issuer or successor or additional guarantor on the notes, on or after the date a successor assumes the obligations under the notes or there is a successor or additional guarantor on the notes, as the case may be, the Company, any Guarantor which is not formed or incorporated under the laws of the United States or any State of the United States or the District of Columbia (each, a “non-U.S. Guarantor”) or any successor issuer or successor or additional guarantor has or will become obligated to pay in respect of such notes Additional Amounts as described below under “—Additional Amounts” in excess of the Additional Amounts the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor would be obligated to pay if payments were subject to withholding or deduction for Taxes imposed by Brazil or Luxembourg at a rate of 0% or, in the case of any successor issuer or successor or additional guarantor the withholding rate in effect at the time such person becomes a successor issuer or successor or additional guarantor (the “Minimum Withholding Level”), the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor may, at their or its option, redeem all, but not less than all, of the notes of each series, at a redemption price equal to 100% of their principal amount, together with any interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 10 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor would, but for such redemption, be obligated to pay Additional Amounts above the Minimum Withholding Level. The Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor will not have the right to so redeem the notes in the event the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor becomes obligated to pay Additional Amounts which are less than the Additional Amounts payable at the Minimum Withholding Level. Notwithstanding the foregoing, none of the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor will have the right to so redeem the notes unless it has taken reasonable measures to avoid the obligation to pay Additional Amounts. For the avoidance of doubt, reasonable measures will not include the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor changing or moving jurisdictions.

In the event that the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor elects to so redeem the notes, they or it will deliver to the trustee: (1) a certificate, signed in the name of the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor by any two of its executive officers or by its attorney in fact or authorized signatories in accordance with its bylaws, stating that the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor, as the case may be, are or is entitled to redeem the notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor to so redeem have occurred or been satisfied; and (2) an Opinion of Counsel, to the effect that the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor has or will become obligated to pay Additional Amounts in excess of the Additional Amounts payable at the Minimum Withholding Level as a result of the change or amendment and that all governmental requirements necessary for the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor to effect the redemption have been complied with. For the avoidance of doubt, reasonable measures will not include the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor changing or moving jurisdictions.

General

Any redemption or notice of any redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an offering or financing, Change of Control or other corporate transaction or event. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied and a new redemption date will be set by the Company in accordance with applicable DTC procedures, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed.

Any notice to the holders of notes of a series of such a redemption must include the appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price must be set forth in an officer’s certificate delivered to the trustee no later than two business days prior to the redemption date.

Selection and Notice

The Company will deliver a notice of redemption electronically or by first class mail (or otherwise in accordance with applicable DTC procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes of the series to be redeemed (with a copy to the trustee).

In the case of any partial redemption, selection of the notes of a series for redemption will be made in accordance with applicable DTC procedures, although no note of less than US$2,000 in original principal amount will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount of that note to be redeemed. A new note in principal amount equal to the unredeemed portion of that note will be issued in the name of the holder of the note upon cancellation of the original note.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the notes. The Issuers may be required to offer to purchase the notes as described under the following heading entitled “—Change of Control.” The Issuers may at any time and from time to time purchase the notes of any series in the open market or otherwise. Any notes purchased in the open market or otherwise will be cancelled or remain outstanding as instructed in each case by the Company.

Additional Amounts

All payments made by the Company or any Guarantor in respect of the notes or the related Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority of Brazil, Luxembourg or other jurisdiction in which the Company, such Guarantor or any paying agent of the Company or any Guarantor is organized or engaged in business for tax purposes (any of the aforementioned being a “Taxing Jurisdiction”), unless Taxes are required to be withheld or deducted by law or by the interpretation or administration thereof. If Taxes are required to be withheld or deducted by a Taxing Authority within any Taxing Jurisdiction, from any payment made by the Company or any Guarantor, as the case may be, then the Company or such Guarantor, as the case may be, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to:

(1)	any Tax imposed by the United States or by any political subdivision or Taxing Authority thereof or therein;

(2)	any Taxes that would not have been so imposed, deducted or withheld but for the existence of any connection between the holder or beneficial owner of a note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the holder or beneficial owner of such note, if the holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company, or corporation) and the relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the relevant Taxing Jurisdiction), other than the mere receipt of such payment or the ownership or holding or enforcement of such note;

(3)	any estate, inheritance, gift, sales, value-added, excise, transfer or personal property Tax or similar Tax;

(4)	any Taxes payable otherwise than by deduction or withholding from payments under or with respect to the notes or the Guarantees;

(5)	any Taxes that would not have been so imposed, deducted or withheld if the holder or beneficial owner of a note or beneficial owner of any payment on the Guarantee of such note had (i) made a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such holder or beneficial owner of such note or any payment on such note (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law, treaty, regulation, or official administrative practice of the Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of, the imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, holders at that time have been notified by such Guarantor or any other Person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(6)	any Taxes that would not have been so imposed, deducted or withheld if the beneficiary of the payment had presented the note for payment within 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period);

(7)	any payment under or with respect to a note to any holder that is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment or note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note;

(8)	any Luxembourg registration duties (droit d'enregistrement) payable in the case of a voluntary registration of the notes (and/or any document in relation therewith) by any holder or beneficial owner of such notes with the Administration de l'Enregistrement et des Domaines in Luxembourg, when such registration is not required to maintain, preserve, establish or enforce the rights of that holder or beneficial owner under the notes (and/or any document in relation therewith); or

(9)	any combination of items (1) through (8) above.

Notwithstanding any other provisions contained herein, each of the Issuers, any Guarantor or any other person making payments on behalf of the Issuers shall be entitled to deduct and withhold as required, and shall not be required to pay, any Additional Amounts with respect to any such withholding or deduction imposed on or in respect of any Note pursuant to Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), any treaty, law, regulation or other official guidance enacted by any jurisdiction implementing FATCA, any agreement between either of the Issuers, any Guarantor or any other person and the United States or any jurisdiction implementing FATCA, or any law of any jurisdiction implementing an intergovernmental approach to FATCA.

Whenever in an Indenture or in this “Description of the JBS USA Registered Notes” there is mentioned, in any context, the payment of principal, premium, if any, interest or of any other amount payable under or with respect to any note or any Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, each holder will have the right to require the Issuers to repurchase all or any part of that holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount of those notes, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, unless the Issuers have delivered a redemption notice with respect to all the outstanding notes in accordance with the provisions described under “—Optional redemption,” the Issuers will deliver a notice to each holder (with a copy to the trustee) describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to purchase the notes on a specified date (the “Change of Control Offer”), which date will be a business day no earlier than 30 days nor later than 60 days from the date the notice is delivered (the “Change of Control Payment Date”).

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act, to the extent applicable, and any other securities laws or regulations in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indentures, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control Triggering Event provisions of the Indentures.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer; and

(2)	deliver or cause to be delivered to the trustee or paying agent, on its behalf, the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being tendered and purchased by the Issuers.

The paying agent will promptly deliver to each holder of notes properly tendered the Change of Control Payment for those notes, and the trustee will promptly authenticate and deliver, or cause to be transferred by book-entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each new note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control Trigger Event will apply regardless of whether any other provisions of the applicable Indenture apply. The Indentures do not contain a provision that permits the noteholders to require the Issuers to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction that does not involve a Change of Control.

The occurrence of a Change of Control would constitute a default under the Senior Secured Credit Agreements. Future debt of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by holders of notes of their right to require the Issuers to repurchase such notes could cause a default under the Senior Secured Credit Agreements or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Issuers’ ability to pay cash to holders of notes upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The Issuers’ failure to purchase notes in connection with a Change of Control Triggering Event would result in a default under the applicable Indenture. The Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified at any time prior to the occurrence of such Change of Control Triggering Event with the written consent of the holders of a majority in principal amount of the notes. See “—Amendments, supplements and waivers.”

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party offers to purchase the notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer by the Issuers and that third party purchases all notes validly tendered to it in response to that offer. A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of the Company’s properties or assets and the properties or assets of its Subsidiaries taken as a whole. Although there is a limited body of case law in New York interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to purchase its notes as a result of a sale, lease, exchange or other transfer of less than all of the Company’s assets and the assets of its Subsidiaries taken as a whole to another Person may be uncertain.

Certain Covenants of the Company

The Indentures provide that all of the following restrictive covenants will be applicable to the Company and its Significant Subsidiaries:

Measuring Compliance

With respect to:

(i)	whether any Lien is permitted to be Incurred in compliance with the applicable Indenture;

(ii)	any calculation of the ratios, baskets or financial metrics, including the Secured Leverage Ratio, Consolidated Net Income, Consolidated EBITDA, Total Assets and/or pro forma cost savings, and whether a Default or Event of Default exists in connection with the foregoing; and

(iii)	whether any condition precedent to the Incurrence of Liens is satisfied,

at the option of the Company, any of its Restricted Subsidiaries, any parent entity, any successor entity of any of the foregoing or a third party (the “Testing Party”), a Testing Party may select a date prior to the Incurrence of any such Lien if such Testing Party has a reasonable expectation that the Company and/or any of its Restricted Subsidiaries will Incur Liens at a future date in connection with a corporate event, including payment of a dividend, repurchase of equity, an acquisition, merger, amalgamation, or similar transaction or repayment, repurchase or refinancing of Debt, Disqualified Stock or Preferred Stock (any such date, the “Transaction Date”) as the applicable date of determination, as the case may be, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Secured Leverage Ratio.”

For the avoidance of doubt, if the Testing Party elects to use the Transaction Date as the applicable date of determination in accordance with the foregoing, (a) any fluctuation or change in the ratios, baskets or financial metrics, including the Secured Leverage Ratio, Consolidated Net Income, Consolidated EBITDA, Total Assets and/or pro forma cost savings of the Company, from the Transaction Date to the date of Incurrence of such Lien will not be taken into account for purposes of determining (i) whether any such Lien is permitted to be Incurred or (ii) in connection with compliance by the Company or any of its Restricted Subsidiaries with any other provision of the applicable Indenture or the notes, (b) if financial statements for one or more subsequent fiscal quarters shall have become available, the Testing Party may elect, in its sole discretion, to redetermine all such baskets, ratios and financial metrics on the basis of such financial statements, in which case such date of redetermination shall thereafter be deemed to be the applicable Transaction Date for purposes of such baskets, ratios and financial metrics, (c) until such corporate event is consummated or such definitive agreements relating to such corporate event are terminated, such corporate event and all transactions proposed to be undertaken in connection therewith (including the Incurrence of Liens) will be given pro forma effect when determining compliance of other transactions that are consummated after the Transaction Date and on or prior to the date of consummation of such corporate event and (d) Consolidated Interest Expense for purposes of the Secured Leverage Ratio will be calculated using an assumed interest rate based on the indicative interest margin (without giving effect to any step-ups) contained in any financing commitment documentation or, if no such indicative interest margin exists, as reasonably determined by the Company in good faith. In addition, the Indentures provide that compliance with any requirement relating to the absence of a Default or Event of Default may be determined as of the Transaction Date (including any new Transaction Date) and not as of any later date as would otherwise be required under the applicable Indenture.

Notwithstanding anything to the contrary herein, with respect to any amounts Incurred or transactions entered into (or consummated) in reliance on a provision of the applicable Indenture that does not require compliance with a financial ratio or financial test (including any Secured Leverage Ratio, Consolidated Net Income, Consolidated EBITDA, or Total Assets test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts Incurred or transactions entered into (or consummated) in reliance on a provision of the applicable Indenture that requires compliance with a financial ratio or financial test (including any Secured Leverage Ratio, Consolidated Net Income, Consolidated EBITDA, or Total Assets test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, Incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

Substitution of the Company

The Company may, at its option and without the consent of any holder of the notes of a series, be substituted (a “Substitution”) by (i) any direct or indirect parent of the Company or (ii) any Subsidiary of the Company that owns, or after the Substitution, will own, a majority of the assets of the Company (in each case, the “Substituted Company”) for purposes of the applicable Indenture and have the covenants (and related definitions) apply to the Substituted Company and its Restricted Subsidiaries; provided that the following conditions are satisfied:

(1)	the Substituted Company is a corporation or limited liability company organized (or the equivalents) and existing under the laws of the United States or any State of the United States or the District of Columbia or any other country member of the Organization for Economic Co-operation and Development (OECD);

(2)	such Substituted Company, if not a Guarantor, delivers a Guarantee or becomes a co-issuer of the notes pursuant to a supplemental indenture;

(3)	immediately after giving effect to the Substitution, on a pro forma basis, no Event of Default shall have occurred and be continuing; and

(4)	the Company delivers to the trustee an officer’s certificate stating that such Substitution complies with the applicable Indenture and that all conditions precedent in the applicable Indenture relating to such Substitution have been satisfied.

After the Substitution, all references to the Company shall be deemed to refer to the Substituted Company and if the Substitution is effectuated pursuant to clause (i) above, then the Company prior to the Substitution shall become a Restricted Subsidiary.

Release of JBS USA Food as an Issuer

The Company may, at its option and without the consent of any holder of the notes of a series, release JBS USA Food as an issuer for purposes of the applicable Indenture and the notes of such series; provided, that the following conditions are satisfied:

(1)	concurrently with such release, the Company or a Restricted Subsidiary of the Company is an issuer of the notes and such issuer is a corporation (or the equivalent);

(2)	JBS USA Food delivers a Guarantee of the notes pursuant to a supplemental indenture; provided, that such Guarantee shall be subject to the release provisions set forth in “—Guarantees—Release of Guarantees of Subsidiary Guarantors”;

(3)	immediately after giving effect to such release, on a pro forma basis, no Event of Default shall have occurred and be continuing;

(4)	JBS USA Food Company shall cease to be an issuer under each of the (i) Existing 2029 Notes, (ii) Existing 2031 Notes and (iii) Existing 2032 Notes, for any reason, including, without limitation, as a result of a consent solicitation, an exchange offer, the full repayment, redemption or defeasance thereof; and

(5)	the Company delivers to the trustee an officer’s certificate stating that such release complies with the applicable Indenture and that all conditions precedent in the applicable Indenture relating to such release have been satisfied.

Limitation on Liens

The Company shall not, and shall not permit any Significant Subsidiary that guarantees the notes to, Incur or suffer to exist any Lien (other than Permitted Liens) securing Debt upon any of its Principal Property, whether owned at the applicable Issue Date or thereafter acquired, unless it has made or will make effective provision whereby the notes or the applicable Guarantee will be secured by a Lien on such Principal Property equally and ratably with (or prior to) all other Debt of the Company or any Significant Subsidiary that guarantees the notes secured by a Lien for so long as such other Debt is secured by such Lien; provided, however, that if the Debt is Subordinated Debt, the Lien on such Principal Property securing the Debt will be subordinated and junior to the Lien securing the notes or the Guarantees, as the case may be, with the same relative priority as such Debt has with respect to the notes or the Guarantees. As of the date of this annual report, the Company had no Principal Properties.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Debt need not be permitted solely by reference to one category of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Debt (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Debt (or any portion thereof) in any manner that complies with this covenant and will be entitled to include the amount and type of such Lien or such item of Debt secured by such Lien (or portion thereof) in one of the categories of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant and, in such event, such Lien securing such item of Debt (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to the first paragraph hereof without giving pro forma effect to such item (or portion thereof) when calculating the amount of Liens or Debt that may be Incurred pursuant to any other clause or paragraph.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms or in the form of common stock of the Company, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (8) of the definition of “Debt.”

Limitations on Sale and Leaseback Transactions

The Company shall not, and shall not permit any Significant Subsidiary that guarantees the notes to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless either (x) the Company or such Significant Subsidiary would be entitled pursuant to the provisions described above under “—Limitation on Liens” to Incur a Lien securing Debt on such Principal Property at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the notes or (y) within 365 days after the closing date of such Sale and Leaseback Transaction, the Company or such Significant Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof, (A) to the retirement of Debt of the Company ranking at least on a parity with the notes or Debt of any Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries or (B) to the acquisition, purchase, construction, development, extension or improvement (including any capital expenditure) of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary.

This restriction will not apply to: (i) transactions providing for a lease term of three years or less; and (ii) transactions between the Company and any of its Significant Subsidiaries or between any Significant Subsidiaries.

Guarantees of Debt by Restricted Subsidiaries

The Company will cause any of its Domestic Restricted Subsidiaries that are wholly-owned and that guarantee the Company’s obligations under the Term Loan Credit Agreement that is not a Subsidiary Guarantor or a special purpose Restricted Subsidiary formed in connection with a Receivables Facility to guarantee payment of the Issuers’ obligations under the applicable Indenture and related series of notes by causing such Domestic Restricted Subsidiary within 30 days to:

(1)	execute and deliver a supplemental indenture providing for a Guarantee of payment of the Issuers’ obligations under the applicable Indenture and related series of notes by such Domestic Restricted Subsidiary, except that if such Debt is by its express terms subordinated in right of payment to the notes, any such Guarantee of such Domestic Restricted Subsidiary with respect to such Debt will be subordinated in right of payment to such Domestic Restricted Subsidiary’s Guarantee with respect to the notes substantially to the same extent as such Debt is subordinated to the notes; and

(2)	deliver to the trustee an Opinion of Counsel to the effect that:

(a)	such supplemental indenture has been duly executed and authorized; and

(b)	such supplemental indenture constitutes an enforceable obligation of such Domestic Restricted Subsidiary (subject to customary exceptions and limitations), except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided, however, that the foregoing provisions of this covenant will not be applicable to any guarantee of any Domestic Restricted Subsidiary if the Company has reasonably determined that such guarantee would result in or create a material risk of tax or other liability.

Reports

Reports of the Company

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall provide the trustee and the holders of notes with the following:

(1)	within 90 days following the end of each fiscal year of the Company, its annual audited consolidated financial statements prepared in accordance with GAAP;

(2)	within 45 days following the end of each fiscal quarter (other than the last fiscal quarter of its fiscal year) of the Company, its unaudited quarterly financial statements prepared in accordance with GAAP; and

(3)	simultaneously with the delivery of the financial statements referred to in clauses (1) and (2) above, a “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

provided, however, that reports and information provided pursuant to clauses (1), (2) and (3) shall not be required to be accompanied by any exhibits or financial statements other than those financial statements explicitly required pursuant to clauses (1) and (2).

At any time that the Unrestricted Subsidiaries of the Company, taken as a whole, account for more than 20% of the Consolidated EBITDA (calculated for the Company and its Subsidiaries, not just Restricted Subsidiaries) for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, of the Company and its Subsidiaries, taken as a whole, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, for so long as any notes are outstanding, unless the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise complies with such reporting requirements, the Company shall either (1) maintain a website (which may be non-public, but shall not restrict the recipients of such information from trading in securities) to which holders of notes, prospective investors, securities analysts and market makers that certify that they are qualified institutional buyers or are otherwise eligible to hold the notes (collectively, “Permitted Parties”) are given access and to which the information required by the preceding paragraphs and the information required under “—Reports of Parent” (the “Required Information”) is posted; or (2) distribute via electronic mail the Required Information to beneficial owners of the notes and prospective investors that certify that they are Permitted Parties who request to receive such distributions. If the Company makes available the reports described in clauses (1), (2) or (3) on the Company’s website, it will be deemed to have satisfied the reporting requirement set forth in such applicable clause. The trustee shall have no responsibility whatsoever to determine whether the Required Information has been posted to any such website.

In addition, for so long as any notes are outstanding, the Company shall also:

(1)	within 15 business days after providing the trustee and the holders with the annual and quarterly information required pursuant to clauses (1) and (2) above, hold a conference call for Permitted Parties to discuss such reports and the results of operations for the relevant reporting period; and

(2)	issue a press release to any U.S. nationally recognized wire service, post to the website mentioned in the prior paragraph or employ other means commercially reasonably expected to reach Permitted Parties no fewer than three business days prior to the date of the conference call required to be held in accordance with clause (1) above, announcing the time and date of such conference call and either including all information necessary to access the call or directing Permitted Parties to contact the appropriate person at the Company to obtain such information.

The trustee shall have no duty to review or analyze reports delivered to it. Delivery of any information, documents and reports to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ and Guarantors’ compliance with any of their covenants hereunder (as to which the trustee is entitled to rely exclusively on an officer’s certificate). The trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, and shall have no responsibility or liability for the Issuers’ and Guarantors’ compliance or non-compliance with any covenants in the Indentures or notes, including with respect to any reports or other documents posted on any website or filed with the SEC, or participate in any conference calls.

The Issuers have agreed that, for so long as any notes remain outstanding, the Issuers will furnish to noteholders and securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Company’s obligations pursuant to this covenant may, at the Company’s option, be suspended and instead provided by any direct or indirect parent of the Company (other than the Parent) (any such entity, a “Company Reporting Entity”) as of any date, and for so long as, all of the following conditions are satisfied:

(1)	the Company Reporting Entity beneficially owns directly or indirectly at least 95% (less any director’s qualifying shares or shares owned by foreign nationals to the extent mandated by applicable law) of the Voting Stock of the Company; and

(2)	Company Reporting Entity makes the reports and financial information referred to in the first paragraph of this covenant available on its website (or otherwise permitted above), or otherwise publicly available within the time periods specified in the first paragraph of this covenant, except that such reports and financial information may be with respect to Company Reporting Entity instead of the Company; provided that, if the Company Reporting Entity has material operating assets (other than the Company and its Subsidiaries), the quarterly and annual financial statements of Company Reporting Entity shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Company Reporting Entity (any period during which the reporting obligations pursuant to the first paragraph of this covenant are suspended pursuant to this clause being referred to herein as a “Reporting Suspension Period”). The requirements of the first paragraph of this covenant above shall resume as of the end of any Reporting Suspension Period, but no Default or Event of Default shall be deemed to have occurred or be continuing due to non-compliance during any Reporting Suspension Period with the requirements of the first paragraph of this covenant.

Reports of Parent

Prior to the Fall-Away Event, Parent shall make available to the trustee and the holders of notes with the following:

(1)	within 120 days after the end of each fiscal year of Parent, annual audited consolidated financial statements in English of Parent, prepared in accordance with IFRS and accompanied by an opinion of independent public accountants; and

(2)	within 60 days after the end of each of the first three fiscal quarters of each fiscal year of Parent, quarterly unaudited consolidated financial statements in English of Parent prepared in accordance with IFRS.

At any time that the Unrestricted Subsidiaries of Parent, taken as a whole, account for at least 20% of the Consolidated EBITDA (calculated for Parent and its Subsidiaries, not just Restricted Subsidiaries) for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, of Parent and its Subsidiaries, taken as a whole, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto of the financial condition and results of operations of Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Parent.

The trustee shall have no duty to review or analyze reports delivered to it. Delivery of any information, documents and reports to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including Parent’s compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on an officer’s certificate). The trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, and shall have no responsibility or liability for Parent’s compliance or non-compliance with any covenants in the Indentures or notes, including with respect to any reports or other documents posted on any website or filed with the SEC, or participate in any conference calls.

Parent’s obligations pursuant to this covenant may, at Parent’s option, be suspended and instead provided by any direct or indirect parent of Parent (any such entity, a “Parent Reporting Entity”) as of any date, and for so long as, all of the following conditions are satisfied:

(1)	Parent Reporting Entity beneficially owns directly or indirectly at least 95% (less any director’s qualifying shares or shares owned by foreign nationals to the extent mandated by applicable law) of the Voting Stock of Parent; and

(2)	Parent Reporting Entity makes the reports and financial information referred to in the first paragraph of this covenant available on its website (or otherwise permitted above), or otherwise publicly available within the time periods specified in the first paragraph of this covenant, except that such reports and financial information may be with respect to Parent Reporting Entity instead of Parent; provided that, if the Parent Reporting Entity has material operating assets (other than Parent and its Subsidiaries), the quarterly and annual financial statements of Parent Reporting Entity shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto of the financial condition and results of operations of Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Parent Reporting Entity (any period during which the reporting obligations pursuant to the first paragraph of this covenant are suspended pursuant to this clause being referred to herein as a “Parent Reporting Suspension Period”). The requirements of the first paragraph of this covenant above shall resume as of the end of any Parent Reporting Suspension Period, but no Default or Event of Default shall be deemed to have occurred or be continuing due to non-compliance during any Parent Reporting Suspension Period with the requirements of the first paragraph of this covenant.

Merger, Consolidation and Sale of Assets

The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets determined on a consolidated basis to, another Person unless:

(1)	either

(a)	the Company is the Surviving Person; or

(b)	the Person, if other than the Company, formed by such consolidation or into which the Company is merged or the Person that acquires the properties and assets of the Company substantially as an entirety, the Person to which assets of the Company have been transferred, will be a corporation or limited liability company organized (or equivalent) and existing under the laws of the United States or any State of the United States or the District of Columbia or any other country member of the Organization for Economic Co-operation and Development (OECD) if such successor Person undertakes to pay such Additional Amounts as set forth under “—Additional Amounts” (collectively, the “Permitted Jurisdiction”); provided, however, that if the Person formed by such consolidation or into which the Company is merged or the person that acquires the properties and assets of the Company substantially as an entirety is a limited liability company, JBS USA Finance, Inc. or JBS USA Food shall be a co-obligor on the notes or the Company or such Surviving Person shall cause a Restricted Subsidiary of the Company that is a corporation to become a co-obligor on the notes;

(2)	such Surviving Person, if other than the Company, assumes all of the obligations of the Company under the notes and the applicable Indenture pursuant to a supplemental indenture;

(3)	no Event of Default shall have occurred and be continuing; and

(4)	the Company delivers to the trustee an officer’s certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with the applicable Indenture and that all conditions precedent in the applicable Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties or assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clause (3),

(A)	any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and

(B)	the Company may merge with one of its Affiliates solely for the purpose of reorganizing the Company in another Permitted Jurisdiction to realize tax or other benefits.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the second preceding paragraph in which the Company is not the Surviving Person and the Surviving Person is to assume all the obligations of the Company under the notes and the applicable Indenture pursuant to a supplemental indenture, that Surviving Person will succeed to, and be substituted for, and may exercise every right and power of the Company, and the Company will be discharged from its obligations under the applicable Indenture and the notes.

Events of Default

Each of the following constitutes an Event of Default under the Indentures:

(1)	the failure to pay interest on the relevant series of notes when that interest becomes due and payable and the Default continues for 30 days;

(2)	the failure to pay principal of or premium, if any, on the relevant series of notes when that principal or premium, if any, becomes due and payable, at maturity, upon redemption or otherwise;

(3)	the failure to comply with “—Merger, consolidation and sale of assets” above;

(4)	failure by any Parent Guarantor, the Issuers or any Restricted Subsidiary of the Company to observe or perform (a) the provisions described under the caption “—Reports,” which failure is continuing for a period of 90 days (and may be cured by filing, furnishing or making available, as applicable, the delinquent report within such 90-day period) or (b) any other covenant or agreement contained in the relevant series of notes or the relevant Indenture, which failure continues for a period of 60 days after the Company receives a written notice specifying the default from the trustee or holders of at least 30% in outstanding aggregate principal amount of notes;

(5)	Debt of an Issuer or any Significant Subsidiary of the Company or, prior to the Fall-Away Event, any Parent Guarantor or Significant Subsidiary of the Parent is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds US$125.0 million;

(6)	failure by the Company, any Significant Subsidiary of the Company or, prior to the Fall-Away Event, Parent or any of its Significant Subsidiaries (other than the Company or any of its Significant Subsidiaries) to pay or discharge final and non-appealable judgments for the payment of money entered by a court or courts of competent jurisdiction aggregating in excess of US$125.0 million, which judgments are not discharged, waived or stayed (to the extent not covered by insurance) for a period of 60 consecutive days following entry of such final and non-appealable judgments or decrees during which a stay of enforcement of each such final and non-appealable judgment or decree, by reason of pending appeal or otherwise, is not in effect;

(7)	certain events of bankruptcy, insolvency or reorganization affecting an Issuer, any Significant Subsidiary of the Company or, prior to the Fall-Away Event, any Parent Guarantor or Significant Subsidiary of Parent (other than the Company or any of its Significant Subsidiaries); and

(8)	any Guarantee of a Significant Subsidiary of the Company or, prior to the Fall-Away Event, any Parent Guarantor ceases to be in full force and effect, or is declared to be null and void and unenforceable by a judicial determination, or is found to be invalid by a judicial determination, any Guarantor that is a Significant Subsidiary of the Company or, prior to the Fall-Away Event, any Parent Guarantor denies (in writing) its obligations under its Guarantee (in each case, other than by reason of release of a Guarantor in accordance with the terms of the applicable Indenture).

If any Event of Default (other than those of the type described in clause (7) of the preceding paragraph with respect to the Company or, prior to the Fall-Away Event, Parent) occurs under the relevant series of notes and is continuing, the trustee or the holders of at least 30% in outstanding aggregate principal amount of the relevant series of notes then outstanding may declare the principal of all the relevant series of notes, together with all accrued and unpaid interest, premium, if any, to be due and payable by notice in writing to the Company and the trustee specifying the respective Event of Default and that such notice is a notice of acceleration, and the same shall become immediately due and payable.

The Company shall deliver to the trustee, within ten business days after becoming aware of the occurrence thereof, written notice in the form of an officer’s certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default of the type described in clause (7) above relating to the Company or, prior to the Fall-Away Event, Parent occurs and is continuing, then such amount with respect to all the notes will become due and payable immediately without any declaration or other act on the part of the trustee or any holder of the notes.

The trustee shall not be deemed to have notice of any Default or Event of Default (other than a payment default) unless a written notice of default is received by a responsible officer of the trustee at the corporate trust office of the trustee, and such notice references the relevant series of notes and the relevant Indenture and states that it is a notice of default.

Each Indenture provides that the holders of a majority in aggregate principal amount of the relevant series of then outstanding notes issued thereunder by notice to the trustee may on behalf of the holders of all of the notes of the corresponding series waive any existing Default or Event of Default and its consequences (including any resulting non-payment Default or Event of Default) under the corresponding Indenture (except a continuing Default or Event of Default in the payment of principal, premium, if any, or interest on the notes held by a non-consenting holder that did not result from a non-payment Default or Event of Default) and rescind any acceleration and its consequences with respect to such series of notes; provided (i) such rescission would not conflict with any judgment of a court of competent jurisdiction and (ii) all sums paid or advanced by the trustee under the corresponding Indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and its counsel have been paid.

In the event of a declaration of acceleration of a series of notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of such series of notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) above shall be remedied or cured, or waived by the holders of the Debt, or the Debt that gave rise to such Event of Default shall have been discharged in full and if (i) the annulment of the acceleration of such series of notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal, premium or interest on the relevant series of notes that became due solely because of the acceleration of such series of notes, have been cured or waived.

Each Indenture provides that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the applicable Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the relevant Indenture.

The Company is required to deliver to the trustee, within 120 days after the end of the Company’s fiscal year, a certificate indicating such signing officer’s knowledge as to whether the Issuers have complied with all conditions and covenants under the relevant Indenture.

Subject to the provisions of the Indentures relating to the duties of the trustee in case an Event of Default should occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indentures at the request or direction of any of the holders unless those holders have offered to the trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction. Subject to such provision for security or indemnification and certain limitations contained in the Indentures, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Amendments, Supplements and Waivers

Subject to exceptions described below, the Company and the trustee may amend the relevant Indenture and series of notes with the consent of the holders of a majority in principal amount of the corresponding series of the notes, including additional notes, if any, then outstanding voting as a single class (including consents obtained in connection with a purchase of or tender offer or exchange offer for corresponding series of the notes) and any existing Default or Event of Default or compliance with any provision of the relevant Indenture or the notes may be waived (except for a continuing Default or Event of Default in the payment of principal, premium, if any, or interest on the notes held by a non-consenting holder). Without the consent of each holder of an outstanding note affected, however, no amendment may:

(1)	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the rate of or change the time for payment of interest, including defaulted interest, on any notes;

(3)	reduce the principal of or change the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or repurchase (other than with respect to the minimum notice period to holders of notes), or reduce the redemption or repurchase price for those notes (except, in the case of repurchases, as would otherwise be permitted under clause (7) hereof);

(4)	make any note payable in money other than that stated in the note and the relevant Indenture;

(5)	impair the contractual right of any holder to receive payment of principal, premium, interest on that holder’s notes on or after the due dates for those payments, or to bring suit to enforce that payment on or with respect to such holder’s notes or any Guarantee;

(6)	modify the provisions contained in the relevant Indenture permitting holders of a majority in principal amount of the notes to waive a Default;

(7)	after the Issuers’ obligation to purchase the notes arises under the relevant Indenture, amend, modify or change the obligation of the Issuers to make or consummate a Change of Control Offer or waive any default in the performance of that Change of Control Offer or modify any of the provisions or definitions with respect to any such offer; or

(8)	make any change to or modify the ranking of any such note or related Guarantee that would adversely affect the holders of the notes.

Without the consent of any holder, the Company and the trustee may amend the applicable Indenture to:

(a)	cure any ambiguity, omission, defect or inconsistency;

(b)	provide for the assumption by a successor entity of the obligations of an Issuer under the relevant Indenture;

(c)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(d)	add additional Guarantees or additional obligors with respect to the notes;

(e)	secure the notes;

(f)	add to the covenants of the Issuers for the benefit of the holders or surrender any right or power conferred upon the Issuers;

(g)	make any other change that does not adversely affect the rights of any holder in any material respect;

(h)	comply with any requirement of the Commission in connection with the qualification of any Indenture under the Trust Indenture Act of 1939;

(i)	provide for the issuance of additional notes in accordance with the limitations set forth in the relevant Indenture as of the date of such Indenture;

(j)	conform the text of the relevant Indenture, the notes or any Guarantee to any provision of this “Description of the JBS USA Registered Notes”; or

(k)	provide for the Fall-Away Amendment or any other event or action required or permitted by the relevant Indenture.

The consent of the noteholders of the relevant series of notes is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Defeasance

The Company may, at its option and at any time, elect to terminate all of the Issuers’ and the Guarantors’ obligations with respect to any series of then outstanding notes, the Guarantees and the applicable Indenture (“legal defeasance”), except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, or interest on those notes when these payments are due from the defeasance trust referred to below;

(2)	the Issuers’ obligations with respect to the issuance of temporary notes, the registration of notes, the status of mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties, indemnities and immunities of the trustee and the Issuers’ obligations in connection with those rights, powers, trusts, duties, indemnities and immunities; and

(4)	the Issuers’ obligations under the defeasance provisions contained in the applicable Indenture.

In addition, the Company may, at its option and at any time, elect to release the Issuers’ and the Guarantors’ obligations with respect to specified covenants (“covenant defeasance”) with respect to the notes, and thereafter any failure by the Company or its Restricted Subsidiaries or Parent and its Restricted Subsidiaries to comply with those covenants will not constitute a Default or an Event of Default with respect to the corresponding series of notes. Moreover, in the event the Company elects to exercise covenant defeasance, nearly all of the events, other than non-payment, described under “—Events of Default” will no longer constitute Events of Default with respect to the corresponding series of notes.

If the Company exercises legal defeasance, payment of the corresponding series of notes may not be accelerated as a result of an Event of Default. If the Company exercises its covenant defeasance option, payment of the corresponding series of notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to any entity other than the Company), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Events of Default” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “—Merger, consolidation and sale of assets” above or of Parent to comply with clause (3) of the third to last paragraph under “—Merger, consolidation and sale of assets” above.

The Company may exercise its legal defeasance option with respect to any series of the notes notwithstanding its prior exercise of covenant defeasance.

In order to exercise either legal defeasance or covenant defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust (the “defeasance trust”), for the benefit of the holders of such series, cash in U.S. dollars, non-callable U.S. Government Securities or a combination of cash and non-callable U.S. Government Securities, sufficient to pay the principal, premium, if any, and interest on the outstanding notes on the stated maturity or on an available redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to that redemption date;

(2)	in the case of legal defeasance only, the Company must deliver to the trustee an Opinion of Counsel confirming that:

(a)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b)	since the applicable Issue Date, there has been a change in the applicable federal income tax law, and

(c)	based on the ruling obtained under clause (a) or the change in tax law referred to under clause (b), the beneficial owners of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if legal defeasance had not occurred;

(3)	in the case of covenant defeasance only, the Company must deliver to the trustee an Opinion of Counsel confirming that the beneficial owners of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if covenant defeasance had not occurred;

(4)	no Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Debt, and, in each case the granting of Liens in connection therewith) with respect to the notes shall have occurred and be continuing on the date of such deposit;

(5)	in the case of legal defeasance only, the legal defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)	in the case of legal defeasance only, the Company must deliver to the trustee an Opinion of Counsel, subject to customary exceptions and assumptions, to the effect that on the 91st day following the deposit, the defeasance trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws generally affecting creditors’ rights;

(7)	the Company must deliver to the trustee an officer’s certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(8)	the Company must deliver to the trustee an officer’s certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a legal defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation (a) have become due and payable, (b) will become due and payable on the maturity date within one year or (c) as to which a redemption notice has been given calling the notes for redemption within one year, under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Company may discharge the applicable Indenture with respect to any series of notes such that it will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the notes as to all outstanding notes of such series when:

(1)	either

(a)	all the notes of such series previously authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and is thereafter repaid to the Company or discharged from the trust) have been delivered to the trustee for cancellation; or

(b)	all notes not previously delivered to the trustee for cancellation

(i)	have become due and payable, or

(ii)	will become due and payable at their maturity within one year, or

(iii)	are to be called for redemption within one year under arrangements satisfactory to the trustee,

and in the case of (i), (ii) or (iii), the Company has deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of such cash and non-callable U.S. Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Debt on the notes not previously delivered to the trustee for cancellation for principal, premium, if any, and interest on the notes to the date of deposit, in the case of notes that have become due and payable, or to the stated maturity or redemption date, as the case may be;

(2)	the Company has paid or caused to be paid all other sums payable by the Issuers under the applicable Indenture; and

(3)	the Company delivers to the trustee an officer’s certificate and Opinion of Counsel stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of such Indenture have been satisfied.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator or stockholder, as such, of an Issuer or any Guarantor shall have any liability for any obligations of the Issuers or of the Guarantors under the notes, the Indentures, the Guarantees or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Concerning the Trustee

Regions Bank is the trustee under each Indenture and has been appointed by the Issuers as registrar and paying agent with regard to the notes. The holders of a majority in outstanding aggregate principal amount of the then outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the applicable Indenture, subject to certain exceptions. Each Indenture provides that in case an Event of Default shall occur, the trustee will be required, in the exercise of its power, to use or exercise the degree of care of a prudent person in the conduct of such person’s own affairs. The trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

The trustee has not provided or approved any information in this annual report, takes no responsibility for any information contained in this annual report, and makes no representation as to the contents of this annual report.

Governing Law

Each Indenture provides that the Indentures, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. For the avoidance of doubt, the application of articles 470-1 to 470-19 (inclusive) of the Luxembourg law of 10 August 1915 on commercial companies, as amended, is excluded.

Definitions

“ABL Revolving Credit Agreement” means the Revolving Syndicated Facility Agreement, dated October 12, 2018, among the Company, JBS USA Food, JBS Australia PTY Limited and JBS Food Canada ULC, the other credit parties signatory thereto, the lenders party thereto, Royal Bank of Canada, as administrative agent, Australian administrative agent and Canadian Administrative Agent, and the documentation agents party thereto, as the same may be amended, restated, renewed, refunded, replaced, refinanced, supplemented or otherwise modified from time to time, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted using an implied interest rate of such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction.

“Australian Subsidiaries” means any Subsidiary of the Company which is organized under the laws of Australia.

“Batista Family” includes José Batista Sobrinho, together with his wife, sons and daughters, or any of their respective heirs and any Person established and controlled by any of the foregoing.

“Board of Directors” means:

(1)	with respect to a corporation, the Board of Directors of the corporation;

(2)	with respect to a partnership, the Board of Directors or similar board or committee or Person serving a similar function of the managing general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of that Person or any Person serving a similar function.

“Capital Stock” means:

(1)	with respect to any Person that is a corporation, any and all shares of corporate stock of that Person;

(2)	with respect to any Person that is an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of capital stock of that Person;

(3)	with respect to any Person that is a partnership or limited liability company, any and all partnership or membership interests, whether general or limited, of that Person; and

(4)	with respect to any other Person, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a financing lease obligation under GAAP.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight overdraft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, deposit and other accounts and merchant services.

“Change of Control” means the occurrence of any of the following events:

(1)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or one or more Permitted Holders; or

(2)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the applicable Issue Date), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the applicable Issue Date) of more than 50% of the total voting power of the Voting Stock of the Company other than in connection with any transaction or series of transactions in which the Company shall become the wholly owned subsidiary (other than any director’s qualifying shares or shares owned by foreign nationals to the extent mandated by applicable law) of a direct or indirect parent entity of the Company of which no person or group, as noted above, holds 50% or more of the total voting power (other than a Permitted Holder).

For purposes of this definition, any direct or indirect holding company of the Company shall not itself be considered a “person” or “group”; provided that no “person” or “group” (other than one or more of the Permitted Holders) beneficially owns, directly or indirectly, more than a majority of the total voting power of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of a Change of Control that results in a Ratings Decline.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Commission” means the Securities and Exchange Commission.

“Commodity Agreement” means any commodity futures contract, commodity option or similar agreement or arrangement designed to protect against fluctuations in the price of commodities.

“Company External Verifier” means a qualified provider of third-party assurance or attestation services appointed by the Company to review the Company’s statement of the Global Greenhouse Gas Emissions Intensity.

“Company Sustainability Performance Target” means the Global Greenhouse Gas Emissions Intensity reduction target of 20.30% by December 31, 2026 from a 2019 baseline as set forth in the Company Sustainability-Linked Bond Framework, which represents linear annual progress toward a 30.00% reduction in Global Greenhouse Gas Emissions Intensity by 2030 from a 2019 baseline; provided, however, that for purposes of the Company Sustainability Performance Target and the calculation of Global Greenhouse Gas Emissions Intensity, (i) such calculation will be measured based on the performance of the Company and its Restricted Subsidiaries and (ii) the Company may exclude (A) the tCO2e and MT produced attributable to any single or related series of acquisitions completed since December 1, 2021 by the Company or its consolidated Subsidiaries that individually, or in the aggregate in the case of a related series, represent more than 10% of the annual net sales of the Company, calculated by reference to the audited consolidated financial statements of the Company for the fiscal year ended 2019, (B) the impact of any material amendment to, or change in, any applicable laws, regulations, rules, guidelines and policies, applicable and/or relating to the production, processing, marketing and distribution of fresh, frozen and value-added beef, pork and their respective rendered by-product parts and offal of the Company and its consolidated Subsidiaries following December 1, 2021 or (C) force majeure, extraordinary or exceptional events or circumstances. Based on current, unverified emissions data, a 20.30% reduction in Global Greenhouse Gas Emissions Intensity implies an emissions intensity no higher than 0.1897 tCO2e/MT produced for the fiscal year ended 2026. If an External Verifier revises the 2019 baseline, the Company Sustainability Performance Target will adjust to be the same 20.30% reduction from the verified baseline. Changes to the baseline and resulting changes to the Company Sustainability Performance Target will be publicly disclosed as part of reporting obligations detailed in the Company Sustainability-Linked Bond Framework.

“Company Sustainability-Linked Bond Framework” means the Sustainability-Linked Bond Framework adopted by the Company in November 2021.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital, including, without limitation, state, franchise, excise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted, including any penalties and interest relating to any tax examinations (and not added back) in computing Consolidated Net Income, plus

(b)	Consolidated Interest Expense of such Person for such period (including (x) net losses from Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Consolidated Interest Expense), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(u) through (1)(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted in computing Consolidated Net Income, plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any equity offering, investment, acquisition, disposition, recapitalization or the incurrence of Debt permitted to be incurred by the applicable Indenture (including a refinancing thereof) (whether or not successful), including, without limitation, (i) such fees, expenses or charges related to the offering of the notes and the Senior Secured Credit Agreements and (ii) any amendment or other modification of the notes, and, in each case, deducted in computing Consolidated Net Income, plus

(e)	the amount of any restructuring charge or reserve or non-recurring integration costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the applicable Issue Date and costs related to the closure and/or consolidation of facilities, including any lease termination costs, severance costs, facility shutdown costs and other restructuring charges related to or associated with a permanent reduction in capacity, closure of plans or facilities, cut-backs or plant closures or a significant reconfiguration of a facility, plus

(f)	any other non-cash charges, including any write-off or write-downs, reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(g)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, plus

(h)	expenses consisting of internal software development costs that are expensed during the period but could have been capitalized under alternative accounting policies in accordance with GAAP, plus

(i)	costs of surety bonds incurred in such period in connection with financing activities, plus

(j)	the amount of net cost savings and synergies projected by such Person in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by management of such Person and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) such actions have been taken or are to be taken within 18 months after the date of determination to take such action and (C) no cost savings or synergies shall be added pursuant to this clause (j) to the extent duplicative of any expenses or charges relating to such cost savings or revenue enhancements that are included in clause (k) below with respect to such period, plus

(k)	business optimization expenses (including consolidation initiatives, severance costs and other costs relating to initiatives aimed at profitability improvement), plus

(l)	restructuring charges or reserves (including restructuring costs related to acquisitions after the applicable Issue Date and to closure and/or consolidation of facilities and to exiting lines of business), plus

(m)	the amount of loss or discount on sale of receivables and related assets to a Receivables Subsidiary in connection with a Receivables Facility, plus

(n)	any costs or expense incurred by such Person or a Restricted Subsidiary of such Person pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of such Person (other than Disqualified Capital Stock), plus

(o)	the amount of expenses relating to payments made to option holders of any direct or indirect parent entity of such Person in connection with, or as a result of, any distribution being made to shareholders of such Person, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under the applicable Indenture, plus

(p)	with respect to any joint venture, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to such Person’s and its Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary), plus

(q)	the amount of any loss attributable to a new plant or facility until the date that is 18 months after the date of commencement of construction or the date of acquisition thereof, as the case may be; provided that (A) such losses are reasonably identifiable and factually supportable and certified by a responsible officer of such Person, (B) losses attributable to such plant or facility after 18 months from the date of commencement of construction or the date of acquisition of such plant or facility, as the case may be, shall not be included in this clause (q) and (C) no amounts shall be added pursuant to this clause (q) to the extent duplicative of any expenses or charges relating to such cost savings or revenue enhancements that are included in clauses (j) or (k) above with respect to such period;

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period; and

(3)	increased (in the case of a loss) or decreased (in the case of a gain) by (without duplication) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Debt (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances, including, without limitation, Currency Protection Agreements).

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for that period, to the extent such expense was deducted in computing Consolidated Net Income, including (or plus, to the extent not included in such consolidated interest expense):

(a)	amortization of debt discount;

(b)	the interest component of Capitalized Lease Obligations;

(c)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(d)	interest actually paid by such Person or any of its Restricted Subsidiaries under any guarantee of Debt or other obligation of any other Person;

(e)	interest expense on Debt guaranteed by the Company or any of its Restricted Subsidiaries (whether or not such interest is paid by the Company or any of its Restricted Subsidiaries);

(f)	net payments (whether positive or negative) pursuant to Interest Rate Protection Agreements; and

(g)	cash and Disqualified Capital Stock dividends in respect of all Preferred Stock of Restricted Subsidiaries and Disqualified Capital Stock of such Person held by Persons other than such Person or a Wholly Owned Restricted Subsidiary;

but excluding:

(t)	accretion or accrual of discounted liabilities not constituting Debt;

(u)	interest expense attributable to a parent entity resulting from push-down accounting;

(v)	any expense resulting from the discounting of Debt in connection with the application of recapitalization or purchase accounting;

(w)	any Additional Amounts and any comparable “additional amounts”;

(x)	amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, and original issue discount with respect to Debt issued on the applicable Issue Date;

(y)	any expensing of bridge, commitment and other financing fees; and

(z)	commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility;

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for that period, whether paid or accrued.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses, severance, relocation costs, new product introductions, and one-time compensation charges shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3)	any after-tax effect of income (loss) from disposed, or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined by the Company, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash or cash equivalents) or that (as reasonably determined by the Company) could have distributed to the reference Person or a Restricted Subsidiary thereof in respect of such period,

(6)	[reserved],

(7)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements required or permitted by ASC 805 and ASC 350 (formerly Financial Accounting Standards Board Statement Nos. 141 and 142, respectively) resulting from the application of purchase accounting in relation to any acquisition that is consummated after the applicable Issue Date or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of Debt or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid) shall be excluded,

(9)	any impairment charge, asset write-off or write-down pursuant to ASC 350 and ASC 360 (formerly Financial Accounting Standards Board Statement Nos. 142 and No. 144, respectively) and the amortization of intangibles arising pursuant to ASC 805 (formerly Financial Accounting Standards Board Statement No. 141) shall be excluded,

(10)	any non-cash compensation expense recorded from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights to officers, directors, consultants or employees shall be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, recapitalization, asset sale, issuance or repayment of Debt, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including, without limitation, any such transaction consummated prior to the applicable Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12)	changes in accruals or reserves as a result of adoption or modification of accounting policies shall be excluded, and

(13)	to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses and expenses with respect to liability or casualty events or business interruption shall be excluded.

“Consolidated Total Indebtedness” of any Person means, as at any date of determination, an amount equal to the sum of (x) the aggregate amount of all outstanding Debt of such Person and its Restricted Subsidiaries on a consolidated basis described in clauses (1), (2), (3), (5) and (6) of the definition of “Debt” (provided that in the case of clause (6), such Debt relates to guarantees of Debt of another Person of the type referred to in clauses (1), (2) and (3) of the definition of “Debt”, other than Debt relating to purchases of raw materials or other supply-related obligations in the ordinary course of business, and including, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (y) the aggregate amount of all outstanding Disqualified Capital Stock of such Person and all Disqualified Capital Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Capital Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, and calculated on a pro forma basis in a manner consistent with the adjustments set forth in the definition of “Secured Leverage Ratio.” For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the applicable Indenture.

“Credit Facilities” or “Credit Facility” means one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Senior Secured Credit Agreements) or other financing agreements or arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit, debt securities or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Currency Protection Agreement” means any currency protection agreement entered into with one or more financial institutions that is designed to protect the Person or entity entering into the agreement against fluctuations in currency exchange rates with respect to Debt Incurred and not for purposes of speculation.

“Debt” means, with respect to any Person on any date of determination, without duplication, any indebtedness of that Person:

(1)	for borrowed money (but only with regard to the principal of and premium (if any) in respect of such borrowed money);

(2)	evidenced by bonds, debentures, notes or other similar instruments;

(3)	constituting Capitalized Lease Obligations;

(4)	Incurred or assumed as the deferred and unpaid purchase price of property or services, or pursuant to conditional sale obligations and title retention agreements (but excluding trade accounts payable and accrued expenses arising in the ordinary course of business), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5)	for reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(6)	for Debt of other Persons to the extent guaranteed by such Person;

(7)	for Hedging Obligations; and

(8)	for Debt of any other Person of the type referred to in clauses (1) through (7) which is secured by any Lien on any property or asset of such first referred to Person, the amount of such Debt being deemed to be the lesser of the value of the property or asset underlying the Lien or the amount of the Debt so secured;

provided, however, that notwithstanding the foregoing, Debt does not include (i) Cash Management Services, (ii) any item set forth above that does not appear as a liability on the balance sheet of such Person, or (iii) Debt of any parent entity appearing on the balance sheet of the Company solely by reason of push-down accounting under GAAP.

The amount of Debt of any Person at any date will be:

(a)	the sum of the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP; and

(b)	the accreted value of that Debt, in the case of any Debt issued with original issue discount.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets or Capital Stock.

“Disqualified Capital Stock” means any Capital Stock that, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event,

(1)	matures (excluding any maturity as the result of an optional redemption by the issuer of that Capital Stock);

(2)	is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; or

(3)	is redeemable at the sole option of its holder,

in each case, other than as a result of a change of control or asset sale, in whole or in part, on or prior to the date that is 91 days after the final maturity date of the notes; provided, however, that (i) only the portion of Capital Stock that so matures or is mandatorily redeemable or is so redeemable at the sole option of its holder prior to the final maturity date of the notes will be deemed Disqualified Capital Stock and (ii) with respect to any such Capital Stock issued to any employees or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the Company or one of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means a private or public offering for cash by the Company, Parent, or any other direct or indirect parent of the Company, as applicable, of its common Capital Stock, or options, warrants or rights with respect to its common Capital Stock (in the case of an offering by Parent, or any other direct or indirect parent of the Company, to the extent such cash proceeds are contributed to the Company), other than (x) public offerings with respect to the Company’s, Parent’s or any such other direct or indirect parent’s, as applicable, common Capital Stock, or options, warrants or rights, registered on Form S-4, F-4 or S-8, (y) an issuance to any Subsidiary or (z) any offering of common Capital Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing 2029 Notes” means the US$600.0 million of 3.000% senior notes due 2029 issued by the Issuers.

“Existing 2031 Notes” means the US$500.0 million of 3.750% senior notes due 2031issued by the Issuers.

“Existing 2032 Notes” means the US$1.0 billion of 3.000% sustainability-linked senior notes due 2032 issued by the Issuers.

“Fitch” means Fitch Ratings, Inc. or any successor to the rating agency business of Fitch Ratings, Inc.

“Foreign Subsidiary” means any Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means, as used in the applicable Indenture with respect to financial calculations relating to (i) the Company and its Restricted Subsidiaries for purposes of the covenants described under “—Certain Covenants of the Company,” U.S. GAAP and (ii) Parent and its Restricted Subsidiaries for purposes of the covenants described under “—Reports—Reports of Parent,” IFRS.

“Global Greenhouse Gas Emissions Intensity” means tCO2e divided by MT produced, or tCO2e/MT produced.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Debt. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantee” means the guarantee by each Guarantor of the Issuers’ payment obligations under the applicable Indenture and the notes.

“Guarantors” means (1) each Parent Guarantor; (2) each of the Company’s wholly-owned Domestic Restricted Subsidiaries existing as of the date of the applicable Indenture (other than JBS USA Food and JBS USA Finance, Inc.) that guarantees the Term Loan Credit Agreement; and (3) each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Person agrees to be bound by the terms of the applicable Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor with respect to the notes when its respective Guarantee is released in accordance with the terms of the applicable Indenture.

“Hedging Obligations” means, with respect to any specified entity, the obligations of that entity under:

(1)	any Interest Rate Protection Agreement;

(2)	foreign exchange contracts and Currency Protection Agreements;

(3)	any Commodity Agreement; and

(4)	other agreements or arrangements designed to protect that entity against fluctuations in interest rates, currency exchange rates or commodity prices and not entered into for speculative purposes.

“IFRS” means, at Parent’s option or the Company’s option, International Financial Reporting Standards as adopted by the International Accounting Standards Board, as implemented in Brazil through the accounting pronouncements of the Brazilian Committee of Accounting Pronouncements (Comité de Pronunciamentos Contábeis) approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or as implemented through the accounting pronouncements by international accounting standards or in the jurisdiction in which Parent or Parent Reporting Entity is domiciled. At any time after the applicable Issue Date, Parent or the Company may elect to apply U.S. GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean U.S. GAAP (except as otherwise provided in the applicable Indenture).

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or merges into such other Person shall be deemed to be incurred by such Subsidiary or such other Person, as the case may be, at the time it becomes a Subsidiary or at the time of the merger.

“Interest Rate Protection Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement used in the ordinary course of business as to which that Person is a party or beneficiary.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P or Fitch, or an equivalent rating by any other Rating Agency.

“Issue Date” means, as applicable, the date on which the unregistered notes of the applicable series were first issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Luxembourg” means the Grand Duchy of Luxembourg.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business of Moody’s Investors Service, Inc.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, and before any reduction in respect of Preferred Stock dividends.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the trustee. The counsel may be an in-house counsel to, the Company, JBS USA Food, JBS USA Finance, Inc. and/or the Guarantors.

“Par Call Date” means, as applicable, the 2027 Notes Par Call Date, the 2028 Notes Par Call Date, the 6.500% 2029 Notes Par Call Date, the 3.000% 2029 Notes Par Call Date, the 2030 Notes Par Call Date, the 2031 Notes Par Call Date, the 3.000% 2032 Notes Par Call Date, the 3.625% 2032 Par Call Date, the 2033 Notes Par Call Date, the 6.500% 2052 Notes Par Call Date or the 4.375% 2052 Notes Par Call Date.

“Parent” means JBS S.A., a sociedade anônima organized under the laws of Brazil.

“Parent External Verifier” means a qualified provider of third-party assurance or attestation services appointed by the Parent to review the Parent’s statement of the Global Greenhouse Gas Emissions Intensity.

“Parent Guarantors” means (i) Parent, (ii) JBS Global Luxembourg S.à r.l. and (iii) JBS Global Meat Holdings Pty. Limited.

“Parent Sustainability Performance Target” means the Global Greenhouse Gas Emissions Intensity reduction target of 16.364% by December 31, 2025 from a 2019 baseline as set forth in the Sustainability-Linked Bond Framework, which represents linear annual progress toward a 30% reduction in Global Greenhouse Gas Emissions Intensity by 2030 from a 2019 baseline; provided, however, that for purposes of the Sustainability Performance Target and the calculation of Global Greenhouse Gas Emissions Intensity, the Parent may exclude (A) the tCO2e and MT produced attributable to any single or related series of acquisitions completed since June 15, 2021 by the Parent or its consolidated Subsidiaries that individually, or in the aggregate in the case of a related series, represent more than 10% of the annual net sales of the Company, calculated by reference to the audited consolidated financial statements of the Parent for the fiscal year ended December 31, 2019, (B) the impact of any material amendment to, or change in, any applicable laws, regulations, rules, guidelines and policies, applicable and/or relating to the production, processing, marketing and distribution of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal of the Parent and its consolidated Subsidiaries following June 15, 2021 or (C) force majeure, extraordinary or exceptional events or circumstances. Based on current, unverified emissions data, a 16.364% reduction in Global Greenhouse Gas Emissions Intensity implies an emissions intensity no higher than 0.2252 tCO2e/MT produced for the year ended December 31, 2025. If an External Verifier revises the 2019 baseline, the Sustainability Performance Target will adjust to be the same 16.364% reduction from the verified baseline. Changes to the baseline and resulting changes to the Sustainability Performance Target will be publicly disclosed as part of reporting obligations detailed in the Sustainability-Linked Bond Framework.

“Parent Sustainability-Linked Bond Framework” means the Sustainability-Linked Bond Framework adopted by the Parent in June 2021.

“Permitted Holders” means (i) any member of the Batista Family or any Affiliate or Affiliates of any of the foregoing and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such members of the Batista family and their respective Affiliates, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect subsidiaries, (ii) any Person the Voting Stock of which (or in the case of a trust, the beneficial interest in which) at least 51% is owned by Persons specified in clause (i) and (iii) Parent and any subsidiary of Parent.

“Permitted Liens” means:

(1)	Liens to secure (a) Debt of the Company or a Restricted Subsidiary of the Company under the ABL Revolving Credit Agreement or other Credit Facilities, including guarantees thereof; provided that, after giving effect to any such Incurrence (including the application of proceeds therefrom), the aggregate principal amount of all Debt Incurred and then outstanding under this clause (1)(a) shall not exceed the greater of (x) US$1,000.0 million less the outstanding principal amount of any Receivables Facilities and (y) the sum of (i) 85% of the book value of accounts receivable of the Company and its Restricted Subsidiaries plus (ii) 80% of the book value of inventory of the Company and its Restricted Subsidiaries (excluding, in the case of clauses (i) and (ii), any such assets that are the subject of a Receivables Facility), in the case of clause (y), determined based on the consolidated balance sheet of the Company for the fiscal quarter most recently ended on or prior to the date on which such Debt is Incurred for which internal financial statements are available (as adjusted to give pro forma effect to acquisitions or dispositions outside the ordinary course of business occurring after the date of such balance sheet but on or before the date of such Incurrence) and (b) Debt of the Company or a Restricted Subsidiary of the Company under Credit Facilities (other than the ABL Revolving Facility); provided that, after giving effect to any such Incurrence (including the application of proceeds therefrom), the aggregate principal amount of all Debt Incurred and then outstanding under this clause (1)(b) shall not exceed the greater of (x) US$2,800.0 million and (y) an aggregate principal amount of Debt that at the time of Incurrence does not cause the Secured Leverage Ratio of the Company to exceed 3.5 to 1.00;

(2)	Liens on the Capital Stock or assets of any Non-Guarantor Significant Subsidiary to secure Debt incurred by such Non-Guarantor Significant Subsidiary;

(3)	Liens to secure Debt, including but not limited to Capitalized Lease Obligations, mortgage financings or purchase money obligations, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, commissioning or improvement of property or assets, whether through direct purchase of assets or the Capital Stock of any Person owning those assets, or Incurred to refinance any such purchase price or cost of construction or improvement, and refinancings thereof; provided that any such Lien may not extend to any property of the Company or any Significant Subsidiary, other than the property acquired, constructed or leased with the proceeds of such Debt and such Liens secure Debt in an amount not in excess of the original purchase price or the original cost of any such property and any improvements or accessions to such property;

(4)	Liens for Taxes on the property of the Company or any Significant Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded;

(5)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the property of the Company or any Significant Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(6)	Liens on the property of the Company or any Significant Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of the business of the Company and the Significant Subsidiaries taken as a whole;

(7)	Liens on property or assets of, or any shares of stock or secured debt of, any Person at the time the Company or any Significant Subsidiary acquired such property or the Person owning such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Significant Subsidiary; provided, however, that any such Lien may not extend to any other property of the Company or any Significant Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such property was acquired by the Company or any Significant Subsidiary;

(8)	Liens on the property of a Person at the time such Person becomes a Significant Subsidiary; provided, however, that any such Lien may not extend to any other property of the Company or any other Significant Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Significant Subsidiary;

(9)	pledges or deposits by the Company or any Significant Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Significant Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case, in the ordinary course of business;

(10)	utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character;

(11)	Liens securing Hedging Obligations and Cash Management Services;

(12)	Liens existing on the applicable Issue Date not otherwise described in clauses (1) through (11) above;

(13)	Liens on the property of the Company or any Significant Subsidiary to secure any refinancing, refunding, extension, renewal or replacement, in whole or in part, of any Debt secured by Liens referred to in clause (3), (7), (8), (11) or (12) above, clause (21) below, or pursuant to this clause (13); provided, however, that any such Lien shall be limited to all or part of the same property that secured the original Lien (together with improvements and accessions to such property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(a)	the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens referred to in clause (3), (7), (8), (11) or (12) above or clause (21) below, as the case may be, at the time the original Lien became a Permitted Lien under the applicable Indenture; and

(b)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Significant Subsidiary in connection with such refinancing, refunding, extension, renewal or replacement;

(14)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(15)	Liens securing Debt or other obligations of a Significant Subsidiary of the Company owing to the Company or another Significant Subsidiary;

(16)	Liens on specific items of inventory or other goods and proceeds securing obligations in respect of bankers’ acceptances issued or created for the account of the Company or any of its Significant Subsidiaries to facilitate the purchase, shipment or storage of such inventory or other goods;

(17)	Liens in favor of the Company or any Subsidiary Guarantor;

(18)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(19)	Liens deemed to exist in connection with investments in repurchase agreements; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(20)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Company or any of its Significant Subsidiaries in the ordinary course of business;

(21)	Liens securing Debt (other than Subordinated Debt); provided that after giving effect to the Incurrence of such Debt and the application of the proceeds therefrom, the Secured Leverage Ratio of the Company would not exceed 3.5 to 1.0;

(22)	Liens not otherwise permitted by clauses (1) through (21) above securing obligations in an aggregate amount at any time outstanding not in excess of the greater of (i) US$2.5 billion and (ii) 10.0% of Total Assets of the Company, in either case, at the time of any incurrence of an obligation secured by a Lien in reliance on this clause (22);

(23)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(24)	Liens on Capital Stock of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary;

(25)	(a) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Significant Subsidiaries and (b) licenses of intellectual property in the ordinary course of business; and

(26)	Liens to secure a defeasance trust.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pilgrim’s Pride” means Pilgrim’s Pride Corporation, a company incorporated under the laws of Delaware.

“Preferred Stock” of any Person means any Capital Stock of that Person that has preferential rights to any other Capital Stock of that Person with respect to dividends or redemptions or upon liquidation.

“Principal Property” means any plant or other similar facility of the Company or any Significant Subsidiary used primarily for processing, producing, or packaging and having a book value in excess of 2.0% of Total Assets of the Company as of the date of such determination, but shall not include any plant or similar facility which, in the good faith opinion of the Board of Directors or management of the Company, is not material to the overall business of the Company and its Subsidiaries, taken as  a whole.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Rating Agency” means, at the Company’s or Parent’s, as applicable, option, two of S&P, Moody’s and Fitch, and if two agencies do not make a rating on the notes publicly available, a U.S. nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors).

“Ratings Decline” means that at any time within 60 days after the earlier of the date of public notice of a Change of Control and the date on which the Company or any other Person publicly declares its intention to effect a Change of Control, (1) in the event the notes are assigned an Investment Grade rating by at least two of the Rating Agencies prior to such public notice or declaration, the rating assigned to the notes by at least two of the Rating Agencies is below an Investment Grade rating; or (2) in the event the ratings assigned to the notes by at least two of the Rating Agencies prior to such public notice or declaration are below an Investment Grade rating, the rating assigned to the notes by at least two of the Rating Agencies is decreased by one or more categories (i.e., notches); provided that, in each case, any such Ratings Decline is expressly stated by the applicable Rating Agencies to have been the result of the Change of Control.

“Receivables Facility” means any of one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and the Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any Restricted Subsidiary sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase or extension of credit by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Restricted Subsidiary” means any Subsidiary of such Person other than an Unrestricted Subsidiary; provided that the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company subject to the condition that the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary would not cause a Default, it being understood that any Liens, agreements or transactions of such Unrestricted Subsidiary outstanding at the time of such redesignation shall be deemed to be Incurred or entered into at such time.

“Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which the Company or any Significant Subsidiary sells or transfers any property to any Person (other than the Company or any Restricted Subsidiary) with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or any successor to the rating agency business thereof.

“Secured Debt” means any of the Consolidated Total Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Secured Leverage Ratio” means, as of any date of determination (the “determination date”) with respect to any Person, the ratio of:

(1)	Secured Debt of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available minus the aggregate cash and cash equivalents included in the cash and cash equivalents accounts listed on the consolidated balance sheet of such Person and its Restricted Subsidiaries as at such date, to

(2)	Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are available, provided, however, that:

(1)	if such Person or any Restricted Subsidiary:

(a)	has Incurred any Debt since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes an Incurrence of Debt, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such period (except that in making such computation, the amount of Debt under any revolving Credit Facility outstanding on the date of such calculation will be deemed to be:

(i)	the average daily balance of such Debt during such four fiscal quarters or such shorter period for which such facility was outstanding or

(ii)	if such facility was created after the end of such four fiscal quarters, the average daily balance of such Debt during the period from the date of creation of such facility to the date of such calculation)

and the repayment, repurchase, redemption, retirement, defeasance or other discharge of any other Debt with the proceeds of such new Debt as if such repayment, repurchase, redemption, retirement, defeasance or other discharge had occurred on the first day of such period; or

(b)	has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Debt since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes a repayment, repurchase, redemption, retirement, defeasance or other discharge of Debt (in each case, other than Debt Incurred under any revolving Credit Facilities unless such Debt has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Debt, including with the proceeds of such new Debt, as if such discharge had occurred on the first day of such period;

(2)	if since the beginning of such period, such Person or any Restricted Subsidiary will have made any asset sale or disposed of or discontinued (as defined under GAAP) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Secured Leverage Ratio includes such a transaction:

(a)	the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of such Person or any Restricted Subsidiary repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to such Person and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Restricted Subsidiary to the extent such Person and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale);

(3)	if since the beginning of such period such Person or any Restricted Subsidiary (by merger or otherwise) will have made an investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Debt) as if such investment or acquisition occurred on the first day of such period; and

(4)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Debt or discharged any Debt, made any disposition or any investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by such Person or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of such Person (and may include, without limitation, for the avoidance of doubt, cost savings and operating expense reductions from such investment, acquisition, merger or consolidation that is being given pro forma effect that have been or are expected to be realized); provided that such calculations are set forth in an officer’s certificate stating that such calculations are based on the reasonable good faith beliefs of the officer executing such officer’s certificate at the time of such execution. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Debt if such Interest Rate Protection Agreement has a remaining term in excess of 12 months). If any Debt that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such optional rate chosen by such Person.

For purposes of the calculation of the Secured Leverage Ratio, in connection with the Incurrence of any Lien pursuant to clause (21) of the definition of “Permitted Liens,” the Company may elect, pursuant to an officer’s certificate, to treat all or a portion of the commitment under any Debt which is to be secured by such Lien as being Incurred as of such determination date and any subsequent Incurrence of Debt under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an Incurrence of additional Debt or additional Lien at such subsequent time; provided that if the Company makes such an election, for purposes of the calculation of the Secured Leverage Ratio in connection with any subsequent Incurrence of any Lien pursuant to clause (21) of the definition of “Permitted Liens” (other than under such commitment), the amount under such commitment that was so treated shall be deemed to be Incurred as of such determination date.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Secured Credit Agreements” means the Term Loan Credit Agreement and the ABL Revolving Credit Agreement.

“Significant Subsidiary” of any Person means any Restricted Subsidiary of such Person which at the time of determination either (1) had assets which, as of the date of the Company’s most recent quarterly consolidated balance sheet for which internal financial statements are available, constituted at least 10% of the Company’s total assets on a consolidated basis as of such date or (2) had revenues for the 12-month period ending on the date of the Company’s most recent quarterly consolidated statement of operations for which internal financial statements are available which constituted at least 10% of the Company’s total revenues on a consolidated basis for such period, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Secured Leverage Ratio.”

“Subordinated Debt” means any Debt whether outstanding on the applicable Issue Date or thereafter Incurred, which is subordinate or junior in right of payment to the notes or the Guarantees, as the case may be, pursuant to a written agreement.

“Subsidiary,” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, through one or more intermediaries, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, through one or more intermediaries, owned by such Person. Notwithstanding anything in the applicable Indenture to the contrary, all references to any Person and its consolidated Subsidiaries or to financial information prepared on a consolidated basis in accordance with GAAP shall be deemed to include such Person and its Subsidiaries as to which financial statements are prepared on a consolidated basis in accordance with GAAP and to financial information prepared on such a consolidated basis.

“Subsidiary Guarantor” means any Guarantor which is a Subsidiary of the Company.

“Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge in the nature of tax (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” means any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“tCO2e” means the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from our global operations, measured in metric tonnes of carbon dioxide equivalent.

“Term Loan Credit Agreement” means the Credit Agreement, dated as of May 27, 2011, among the Company, the credit parties signatory thereto, Barclays Bank Plc, as administrative agent, and the lenders signatory thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), as the same may be amended, restated, renewed, refunded, replaced, refinanced, supplemented or otherwise modified from time to time, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Total Assets” of any Person means the total assets of such Person and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP as shown on the most recent balance sheet of such Person and calculated on a pro forma basis in a manner consistent with the adjustments set forth in the definition of “Secured Leverage Ratio.”

“Treasury Yield” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the date fixed for redemption (or, if such statistical release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to the applicable Par Call Date. If the period is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) JBS Wisconsin Properties and each of its subsidiaries (which subsidiaries include Pilgrim’s Pride), (ii) any Subsidiary designated as an “unrestricted subsidiary” under the Senior Secured Credit Agreements and (iii) any direct or indirect Subsidiary of the Company formed after the applicable Issue Date that has been designated as an Unrestricted Subsidiary at the time of its creation or acquisition; provided that with respect to this clause (iii), no Debt of such Unrestricted Subsidiary may be assumed or guaranteed by the Company or any Restricted Subsidiary. Notwithstanding the foregoing, under no circumstances shall the Issuer be designated an Unrestricted Subsidiary.

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; provided that all terms of an accounting or financial nature used in the applicable Indenture shall be construed, and all computations of amounts and ratios referred to in the applicable Indenture shall be made (a) without giving effect to any election under FASB Accounting Standards Codification Topic 825—Financial Instruments, or any successor thereto (including pursuant to the FASB Accounting Standards Codification), to value any Debt of the Company or any of its Subsidiaries at “fair value,” as defined therein and (b) the amount of any Debt under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations (it being understood that all leases and obligations under any leases of any Person that are or would be characterized as operating leases and/or operating lease obligations in accordance with GAAP on February 25, 2016 (whether or not such operating leases and/or operating lease obligations were in effect on such date) shall continue to be accounted for as operating leases and/or operating lease obligations (and not as Capitalized Lease Obligations) for purposes of the applicable Indenture regardless of any change in GAAP following the date that would otherwise require such leases and/or lease obligations to be recognized as right-of-use assets and lease liabilities on the balance sheet). At any time after the applicable Issue Date, the Company may elect to apply IFRS accounting principles in lieu of U.S. GAAP and, upon any such election, references herein to U.S. GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the applicable Indenture).

“U.S. Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option or money market funds that invest solely in the foregoing.

“Voting Stock” of any Person as of any date means the Capital Stock of that Person that is at the time entitled to vote in the election of that Person’s Board of Directors.

“Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary that is a Wholly Owned Subsidiary.

“Wholly Owned Subsidiary” means a Subsidiary of any Person, all of the outstanding Capital Stock of which (other than any director’s qualifying shares or shares owned by foreign nationals to the extent mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2023, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon our evaluation, as of December 31, 2023, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Paulo Sérgio Cruz Dortas Matos, a member of our statutory audit committee, is an audit committee financial expert, as defined by current SEC rules. He does not meet the independence requirements of the NYSE or Nasdaq.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of conduct and ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of conduct and ethics is available at our website https://jbs.com.br/en/compliance-en/codes-and-policies/ and at www.cvm.gov.br. Information from those websites are not incorporated by reference into this document. We will provide to any person without charge a copy of our code of conduct and ethics, upon request to our investor relations officer.

A copy of our code of conduct and ethics has been filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2023 and 2022, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2023	2022
	(in thousands of US$)
Audit fees	6,706.6	14,174.2
Audit-related fees	66.2	239.8
Tax fees	189.6	446.4
All other fees	84.8	87.2
Total fees	7,047.1	14,946.5

Audit Fees

Audit fees are fees for the audit of our financial statements and the reviews of our quarterly financial information for the year.

Audit-Related Fees

Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of our financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

Tax Fees

Tax fees were comprised of the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

All other fees were comprised of the aggregate fees billed for products and services provided by the principal accountant, other than the services reported under “audit fees,” “audit-related fees” and “tax fees.”

Pre-Approval Policies and Procedures

Our statutory audit committee has the responsibility of pre-approving all audit, audit-related, tax and other services provided by our independent accountants. Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee prior to any engagement. Our statutory audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

We maintain a robust cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers.

Our Chief Information Officers (“CIOs”) are responsible for assessing, identifying, and managing the risks from cybersecurity threats. Our CIOs have significant experience in information technology and many of our information technology team members hold qualifications in technology security positions.

We have both policies and procedures that align with the National Institute of Standards and Technology Cybersecurity Framework. Our information security program includes, among other aspects, vulnerability management, antivirus and malware protection, encryption and access control, and employee training. Our CIOs, together with our Team Security, reviews emerging threats, controls, and procedures as part of assessing, identifying, and managing risks. Risks identified by our cybersecurity program are analyzed to determine the potential impact on us and the likelihood of occurrence. Such risks are continuously monitored to ensure that the circumstances and severity of such risks have not changed.

We also endeavor to apprise employees of emerging risks and require them to undergo regular security awareness trainings and supplemental trainings as needed. Additionally, we conduct periodic internal exercises to gauge the effectiveness of the trainings and assess the need for additional training.

In addition, we engage independent third-party cybersecurity providers for testing and vulnerability detection. We regularly engage with third-party vendors to perform external penetration testing, which identifies potential threats and reduces the impact and/or likelihood of these threats. Our employees perform similar intrusion tests and internal and external scans to help improve and harden the company’s security posture. We also conduct security assessments of our IT vendors and certain business partners and maintain cyber incident response plans that are periodically reviewed and updated by our IT Security and Cyber Defense Teams and leveraged table top exercised performed by our IT teams.

Our board of directors, primarily through our statutory audit committee, oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our statutory audit committee holds periodic discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives regular reports from the CIOs regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

While we have experienced cybersecurity incidents to date, including a material incident in 2021 (as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We depend on our information technology systems, and any failure of these systems could adversely affect our business”), we are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

JBS S.A.

(a) List of Exhibits

Exhibit No.	Description
1.1	By-laws of JBS S.A. (English translation) (incorporated by reference to Exhibit 3.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.1*	Registration Rights Agreement, dated as of September 19, 2023, by and between JBS USA Lux S.A., and BMO Capital Markets Corp., as representative on behalf of certain initial purchasers.
2.2	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027, including the form of 2.500% Notes due 2027 (incorporated by reference to Exhibit 4.3 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.3*	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027.
2.4*	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027.
2.5	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.125% Senior Notes due 2028, including the form of 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 4.5 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.6*	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028.
2.7*	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028.
2.8	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029, including the form of 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.7 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.9	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.8 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.10*	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029.
2.11*	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029.
2.12	Indenture, dated as of April 15, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 6.500% Senior Notes due 2029, including the form of 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.10 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.13	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.11 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.14	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.12 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.15*	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029.
2.16*	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029.
2.17	Indenture, dated as of August 6, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 5.500% Senior Notes due 2030, including the form of 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.14 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.18	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.15 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.19	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.16 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.20*	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.500% Senior Notes due 2030.
2.21*	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.50% Senior Notes due 2030.
2.22	Indenture, dated as of May 28, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031, including the form of 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.18 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.23	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.19 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.24*	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031.
2.25*	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031.
2.26	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, the guarantors names therein, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032, including the form of 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.21 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.27*	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.
2.28*	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.
2.29	Indenture, dated as of December 1, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032, including the form of 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.23 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.30	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.24 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.31*	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032.
2.32*	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032.
2.33	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.750% Senior Notes due 2033, including the form of 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 4.26 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.34*	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033.
2.35*	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033.
2.36*	Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 6.750% Senior Notes due 2034, including the form of 6.750% Senior Notes due 2034.
2.37*	First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.750% Senior Notes due 2034.
2.38	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052, including the form of 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.28 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.39	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.29 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.40*	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052.
2.41*	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052.
2.42	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2052, including the form of 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 4.31 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.43*	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052.
2.44*	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052.
2.45*	Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 7.250% Senior Notes due 2053, including the form of 7.250% Senior Notes due 2053.
2.46*	First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 7.250% Senior Notes due 2053.
2.47	Indenture dated as of September 29, 2017 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and U.S. Bank National Association, as Trustee, relating to 5.875% Senior Notes due 2027, including the form of 5.875% Senior Notes due 2027 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on October 3, 2017).

Exhibit No.	Description
2.48	Indenture dated as of April 8, 2021 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031, including the form of 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on April 9, 2021).
2.49	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).
2.50	Indenture, dated as of September 2, 2021 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032, including the form of 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 2, 2021).
2.51	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).
4.1	Revolving Credit Facility Agreement, dated as of August 5, 2022, among JBS S.A., JBS Investments Luxembourg S.à r.l., Seara Meats B.V., and Seara Alimentos Ltda., as the Borrowers and as Guarantors, the Lenders defined therein, and Mizuho Bank, Ltd., as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.2	Revolving Syndicated Facility Agreement, dated as of November 1, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, and JBS Food Canada ULC, as Borrowers, the Lenders from time to time party thereto, and Bank of Montreal, as the Administrative Agent, as an Issuing Bank and as Swingline Lender (incorporated by reference to Exhibit 10.2 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.3*

Supplement, Borrower Assumption and Technical Amendment, dated as of January 19, 2024, by and among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, JBS Food Canada ULC, the other borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto and Bank of Montreal, as administrative agent.

4.4	Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021, by and among Pilgrim’s Pride Corporation, certain of its subsidiaries, CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed with the Securities and Exchange Commission on August 11, 2021, as amended on August 16, 2021).
8.1*	List of subsidiaries of the Registrant.
11.1*	Code of Ethics (English translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 27, 2024	JBS S.A.

/s/ Gilberto Tomazoni
	Name:	Gilberto Tomazoni
	Title:	Chief Executive Officer

/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial Officer and Investor Relations Officer

INDEX TO FINANCIAL STATEMENTS

JBS S.A.

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio, CEP
04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone
55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

JBS S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of JBS S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of income tax benefit

As discussed in Note 10 to the consolidated financial statements, the Company reported US$127,993 thousand of income tax benefit for the year ended December 31, 2023. The Company is domiciled in Brazil and conducts business globally, consequently it is subject to income taxes in Brazil and foreign income taxes in many of the jurisdictions in which it operates. The income tax benefit is an estimate based on the Company’s understanding of current enacted tax laws and tax rates and their application to the Company’s business.

We identified the evaluation of the income tax benefit as a critical audit matter. Evaluating the application of the current tax regulations in various foreign jurisdictions to the Company’s business, including the Company´s assessment of the effects of certain transactions and changes to tax regulations on the income tax benefit, required complex auditor judgment and the use of tax professionals with specialized skills.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s income tax process. This included controls over the identification of changes to tax laws in the jurisdictions in which the Company operates and the Company´s evaluation of the tax consequences of certain transactions. We involved income tax professionals with specialized skills and knowledge in various tax jurisdictions, who assisted in evaluating the Company's interpretation and application of tax regulations, including the associated income tax consequences of changes in those regulations. They also assisted in assessing the tax effects of certain transactions, including reviewing the underlying documentation and evaluating the impact on the Company's income tax calculations.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

São Paulo, Brazil

March 27, 2024

Consolidated statements of financial position
In thousands of United States dollar - US$

	Note	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,569,517	2,526,431
Margin cash	3	132,461	130,209
Trade accounts receivable	4	3,390,856	3,878,125
Inventories	5	5,101,230	5,393,582
Biological assets	6	1,712,153	1,861,106
Recoverable taxes	7	919,120	1,021,701
Derivative assets		87,795	84,890
Other current assets		323,194	319,678
TOTAL CURRENT ASSETS		16,236,326	15,215,722

NON-CURRENT ASSETS
Recoverable taxes	7	1,744,275	1,756,630
Biological assets	6	531,477	501,958
Related party receivables	8	118,554	182,268
Deferred income taxes	9	774,861	605,880
Derivative assets		81,940	23,615
Other non-current assets		319,226	214,293
		3,570,333	3,284,644

Investments in equity-accounted investees		56,601	56,507
Property, plant and equipment	10	12,918,249	11,915,363
Right of use assets	11	1,705,710	1,605,093
Intangible assets	12	1,985,595	1,979,491
Goodwill	13	6,105,020	5,828,691

TOTAL NON-CURRENT ASSETS		26,341,508	24,669,789

TOTAL ASSETS		42,577,834	39,885,511

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position
In thousands of United States dollar - US$

	Note	December 31, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	5,257,053	5,943,139
Supply chain finance	14	948,066	588,592
Loans and financing	15	891,570	1,577,047
Income taxes	16	83,247	91,070
Other taxes payable	16	144,002	139,088
Payroll and social charges	17	1,297,181	1,198,063
Lease liabilities	11	352,627	342,747
Dividends payable		400	35
Provisions for legal proceedings	19	197,440	174,240
Derivative liabilities		144,251	107,238
Other current liabilities		581,123	410,491
TOTAL CURRENT LIABILITIES		9,896,960	10,571,750

NON-CURRENT LIABILITIES
Loans and financings	15	19,107,567	16,123,101
Income and other taxes payable	16	94,368	116,151
Payroll and social charges	17	490,503	455,942
Lease liabilities	11	1,488,600	1,379,086
Deferred income taxes	9	1,360,257	1,363,072
Provisions for legal proceedings	19	315,953	253,250
Other non-current liabilities		115,840	77,013
TOTAL NON-CURRENT LIABILITIES		22,973,088	19,767,615

EQUITY	20
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(186,009)	(193,118)
Other reserves		(36,413)	(35,177)
Profit reserves		3,623,632	4,299,711
Accumulated other comprehensive loss		(7,554,007)	(8,349,081)
Attributable to company shareholders		9,025,044	8,900,176
Attributable to non-controlling interest		682,742	645,970
TOTAL EQUITY		9,707,786	9,546,146
TOTAL LIABILITIES AND EQUITY		42,577,834	39,885,511

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of income for the years ended December 31, 2023, 2022 and 2021
In thousands of United States dollar - US$ (except for earnings per share)

	Note	2023	2022	2021

NET REVENUE	21	72,918,123	72,613,910	65,042,706
Cost of sales	26	(64,950,972)	(61,070,237)	(52,753,839)
GROSS PROFIT		7,967,151	11,543,673	12,288,867

Selling expenses	26	(4,594,334)	(4,681,689)	(3,551,755)
General and administrative expenses	26	(2,315,074)	(2,290,031)	(2,821,182)
Other income		148,625	311,057	100,745
Other expenses		(122,228)	(99,619)	(32,606)
NET OPERATING EXPENSES		(6,883,011)	(6,760,282)	(6,304,798)

OPERATING PROFIT		1,084,140	4,783,391	5,984,069

Finance income	22	584,216	808,612	430,707
Finance expense	22	(1,937,621)	(2,050,310)	(1,369,186)
NET FINANCE EXPENSE		(1,353,405)	(1,241,698)	(938,479)

Share of profit of equity-accounted investees, net of tax		9,537	11,800	17,178

PROFIT (LOSS) BEFORE TAXES		(259,728)	3,553,493	5,062,768

Current income taxes	9	(69,460)	(515,264)	(1,402,643)
Deferred income taxes	9	197,453	105,308	158,513
TOTAL INCOME TAXES		127,993	(409,956)	(1,244,130)
NET INCOME (LOSS)		(131,735)	3,143,537	3,818,638

ATTRIBUTABLE TO:
Company shareholders		(198,869)	2,997,488	3,811,442
Non-controlling interest		67,134	146,049	7,196
		(131,735)	3,143,537	3,818,638

Basic and diluted earnings (loss) per share - common shares (US$)	23	(0.09)	1.34	1.54

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021
In thousands of United States dollar - US$ (except for earnings per share)

	Note	2023	2022	2021

Net income (loss)	25	(131,735)	3,143,537	3,818,638

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	20 e.1	179,612	137,499	(230,817)
Gain (loss) on foreign currency translation adjustments		560,954	(660,075)	(431,038)
Gain (loss) on cash flow hedge	27	6,873	(48,526)	38,153
Deferred income tax on gain (loss) on cash flow hedge		(1,744)	16,499	(12,972)
Valuation adjustments to equity in subsidiaries		(13,143)	(6,360)	12,380
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		11,181	13,405	41,623
Income tax on gain associated with pension and other postretirement benefit obligations		(2,837)	(3,364)	(7,313)
Total other comprehensive income (loss)		740,896	(550,922)	(589,984)

Comprehensive Income		609,161	2,592,615	3,228,654

Total comprehensive income attributable to:
Company shareholders		567,326	2,506,090	3,227,716
Non-controlling interest		41,835	86,525	938
		609,161	2,592,615	3,228,654

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

In thousands of United States dollar - US$

			Capital reserves				Profit reserves					Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON January 1, 2021		13,177,841	36,321	(163,716)	10,467	(32,766)	(107,550)	271,919	1,760,862	273,065	—	27,094	(7,534,775)	—	7,718,762	660,438	8,379,200
Net income		—	—	—	—	—	—	—	—	—	—	—	—	3,811,442	3,811,442	7,196	3,818,638
Loss on net investment in foreign operations(4)		—	—	—	—	—	—	—	—	—	—	—	(230,817)	—	(230,817)	—	(230,817)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	(18,780)	—	—	(258,996)	(140,344)	(418,120)	(12,918)	(431,038)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	25,181	—	—	25,181	—	25,181
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—		12,465	—	—	12,465	(85)	12,380
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	27,565	—	—	27,565	6,745	34,310
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(18,780)	—	65,211	(489,813)	3,671,098	3,227,716	938	3,228,654

Purchase of treasury shares	20 d1	—	—	—	—	—	(1,922,142)	—	—	—	—	—	—	—	(1,922,142)	—	(1,922,142)
Sale of treasury shares	20 d1	—	—	—	—	—	713	—	(713)	—	—	—	—	—	—	—	—
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,408,870	—	(1,408,870)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	9,518	—	—	—	—	—	—	—	—	(80)	—	9,438	2,333	11,771
Treasury shares used in stock option plan		—	—	—	(322)	—	811	—	(488)	—	—	—	—	—	1	—	1
Realization of other reserves	20 c	—	—	—	—	(981)	—	—	—	—	—	—	—	981	—	—	—
Constitution legal reserve	20 d3	—	—	—	—	—	—	183,555	—	—	—	—	—	(183,555)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	2,613,191	—	—	—	—	(2,613,191)	—	—	—
Additional dividends to be distributed		—	—	—	—	—	—	—	—	(254,285)	—	—	—	—	(254,285)	—	(254,285)
Dividends distributed		—	—	—	—	—	—	—	—	—	—	—	—	(875,335)	(875,335)	(5,357)	(880,692)
Dividends reversal		—	—	—	—	—	—	—	—	—	—	—	—	2	2	—	2
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,443	2,443
BALANCE ON DECEMBER 31, 2021		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022, and 2021
In thousands of United States dollar - US$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2022		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income		—	—	—	—	—	—	—	—	—	—	—	2,997,488	2,997,488	146,049	3,143,537
Loss on foreign currency translation adjustments (4)		—	—	—	—	—	47,776	—	(110,117)	—	—	(523,602)	(12,339)	(598,282)	(61,793)	(660,075)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	137,499	—	137,499	—	137,499
Loss on cash flow hedge (5)		—	—	—	—	—	—	—	—	—	(32,027)	—	—	(32,027)	—	(32,027)
Valuation adjustments to equity in subsidiaries(3)		—	—	—	—	—	—	—	—	—	(6,514)	—	—	(6,514)	154	(6,360)
Loss associated with pension and other postretirement benefit obligations		—	—	—	—	—	—	—	—	—	7,926	—	—	7,926	2,115	10,041
Total comprehensive income (loss)		—	—	—	—	—	47,776	—	(110,117)	—	(30,615)	(386,103)	2,985,149	2,506,090	86,525	2,592,615

Purchase of treasury shares(1)	20 d1	—	—	—	—	—	(719,393)	—	—	—	—	—	—	(719,393)	—	(719,393)
Sale of treasury shares	20 d1	—	—	—	—	—	169,408	—	(1,903)	—	—	—	—	167,505	—	167,505
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,121,507	—	(1,121,507)	—	—	—	—	—	—	—
Share-based compensation	24	—	—	6,219	—	—	—	—	—	—	—	—	—	6,219	1,396	7,615
Realization of other reserves	20 c	—	—	—	—	(1,430)	—	—	—	—	—	—	1,430	—	—	—
Proposed interim dividends		—	—	—	—	—	—	—	—	—	—	—	(450,767)	(450,767)	—	(450,767)
Distribution of proposed interim dividends	18	—	—	—	—	—	—	—	—	—	—	—	(422,033)	(422,033)	—	(422,033)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Constitution legal reserve	20 d3	—	—	—	—	—	—	148,129	—	—	—	—	(148,129)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	1,694,844	—	—	—	(1,694,844)	—	—	—
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(91,605)	—	—	—	—	—	—	—	—	—	(91,605)	(98,139)	(189,744)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(5,002)	(5,002)
Acquisitions of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	3,034	3,034
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	(496,545)	767,354	—	—	(270,809)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,639)	(2,639)
BALANCE ON DECEMBER 31, 2022		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146

BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	(198,869)	(198,869)	67,134	(131,735)
Gains on foreign currency translation adjustments(4)		—	—	—	—	—	—	—	—	—	—	618,297	(30,467)	587,830	(26,876)	560,954
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	179,612	—	179,612	—	179,612
Loss on cash flow hedge, net of tax (5)		—	—	—	—	—	—	—	—	—	5,129	—	—	5,129	—	5,129
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	(13,143)	—	—	(13,143)	—	(13,143)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	6,767	—	—	6,767	1,577	8,344
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(1,247)	797,909	(229,336)	567,326	41,835	609,161

Share-based compensation	24	—	—	7,109	—	—	—	—	—	—	—	(1,588)	—	5,521	1,392	6,913
Realization of other reserves	20 c	—	—	—	—	(1,236)	—	—	—	—	—	—	1,236	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	(696,226)	—	—	—	696,226	—	—	—
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(6,318)	(6,318)
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	—	20,147	—	—	(20,147)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
BALANCE ON DECEMBER 31, 2023		13,177,841	36,321	(232,475)	10,145	(36,413)	—	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred from subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

In thousands of United States dollar - US$

	Note	2023	2022	2021
Cash flows from operating activities
Net income (loss)		(131,735)	3,143,537	3,818,638
Adjustments for:
Depreciation and amortization	6. 10. 11. 12	2,149,066	1,907,921	1,673,216
Expected credit losses	4	9,906	9,230	12,189
Share of profit of equity-accounted investees		(9,537)	(11,800)	(17,178)
Gain on sales of assets		(14,033)	(18,816)	(5,072)
Tax expense	9	(127,993)	409,956	1,244,130
Net finance expense	22	1,353,405	1,241,698	938,479
Share-based compensation		6,913	7,615	11,771
Provisions for legal proceedings	18	106,117	43,773	46,553
Impairment of goodwill and property, plant and equipment	10 and 13	30,250	19,846	—
Net realizable value inventory adjustments	5	(6,100)	13,164	10,277
DOJ (Department of Justice) and antitrust agreements	19	102,500	101,447	792,625
Fair value adjustment of biological assets	6	85,015	(36,107)	35,384
Leniency agreement		—	(103,346)	—
Gain from bargain purchase		—	(46,897)	—
Extemporaneous tax credit		—	—	(18,932)
		3,553,774	6,681,221	8,542,080
Changes in assets and liabilities:
Trade accounts receivable		624,752	(269,553)	(803,102)
Inventories		480,524	(458,223)	(1,456,441)
Recoverable taxes		137,678	(708,996)	(9,187)
Other current and non-current assets		(40,938)	151,246	(217,207)
Biological assets		(529,365)	(864,782)	(723,765)
Trade accounts payable and supply chain finance		(787,017)	253,184	1,199,047
Taxes paid in installments		(48,091)	(78,029)	(64,152)
Other current and non-current liabilities		249,454	(124,872)	105,685
DOJ and Antitrust agreements payment		(90,300)	(167,046)	(762,937)
Income taxes paid		(70,918)	(1,039,421)	(1,124,099)
Changes in operating assets and liabilities		(74,221)	(3,306,492)	(3,856,158)

Cash provided by operating activities		3,479,553	3,374,729	4,685,922

Interest paid		(1,288,172)	(930,882)	(729,103)
Interest received		187,393	136,697	41,807

Net cash flows provided by operating activities		2,378,774	2,580,544	3,998,626

Cash flows from investing activities
Purchases of property, plant and equipment		(1,502,137)	(2,172,596)	(1,780,527)
Purchases of intangible assets	12	(8,983)	(8,386)	(9,811)
Proceeds from sale of property, plant and equipment		71,980	48,765	43,585
Additional investments in equity-accounted investees		—	(2,066)	(1,127)
Acquisitions, net of cash acquired		(3,529)	(378,853)	(1,754,453)
Dividends received		12,593	2,669	5,752
Related party transactions		1,039	760	—
Others		20,625	(25,857)	(19,829)
Cash used in investing activities		(1,408,412)	(2,535,564)	(3,516,410)

Cash flows from financing activities
Proceeds from loans and financing		9,035,710	8,011,638	9,981,038
Payments of loans and financing		(7,091,698)	(7,473,186)	(6,272,522)
Derivative instruments received (settled)		(12,745)	(261,739)	29,742
Margin cash		(26,602)	109,732	(136,045)
Dividends paid		(447,979)	(872,802)	(1,379,618)
Dividends paid to non-controlling interest		(5,859)	(5,002)	(5,357)
Purchase of PPC treasury shares		—	(189,744)	—
Purchase of treasury shares		—	(719,393)	(1,922,142)
Sales of treasury shares		—	167,505	—
Payments of leasing contracts		(428,745)	(434,488)	(359,893)
Others		—	—	339
Cash provided (used in) by financing activities		1,022,082	(1,667,479)	(64,458)

Effect of exchange rate changes on cash and cash equivalents		50,642	(15,419)	(40,378)
Net change in cash and cash equivalents		2,043,086	(1,637,918)	377,380
Cash and cash equivalents beginning of period		2,526,431	4,164,349	3,786,969
Cash and cash equivalents at the end of period		4,569,517	2,526,431	4,164,349
Non-cash transactions:
Non-cash additions to right of use assets and lease liabilities	11.2	483,698	483,201	634,868
Capitalized interest	10	68,164	(70,788)	(36,998)
Dividends Prescribed and payable	18	696	—	—
Cancellation of treasury shares	20	—	(1,121,507)	(1,408,870)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A (“JBS” or the “Group”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Consolidated financial statements comprise the Group and its subsidiaries (collectively, the ‘Group’) as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, that were authorized by the Board of Directors on March 27, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboi, Maturatta and Swift.

These financial statements include the Group’s operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Group’s main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2023.

Main activities Group:

Description	Activities	Units	Country
JBS S.A. (JBS, Company)	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products.	67	Brazil
	- Leather production, processing and commercialization.
	- Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soybeans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; electric power production, cogeneration and commercialization.
	- Distribution centers and harbors.	14

Main activities in Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	47	Brazil	Indirect	100%	100%	100%
	- Distribution centers, transportation services and harbors.	24
	- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	248
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%	100%
Brazservice Wet Leather S.A (Brazservice)	- Wet blue leather production, processing and commercialization.	1		Direct	100%	100%	100%

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Main activities outside of Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	61
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	157
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%	100%
JBS Toledo NV (Toledo)	-Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	‘-Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapore.	Indirect	100%	100%	100%

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

2 Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

2.1 Functional and presentation currency

The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the main economic environment it operates.

These consolidated financial statements are presented in U.S dollar (US$), the Group selected the US$ as its presentation currency to facilitate a more direct comparison to other competitors.

2.2 Foreign currencies

Transactions in foreign currencies other than an entity’s functional currency are initially measured in the functional currency of the entity using the exchange rate effective at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

2.3 Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its ultimate parent’s functional currency (R$) have been translated to R$ and then these financial statements have been translated from the parent´s functional currency (R$) into the Group’s presentation currency (US$). As follows:

i.	assets and liabilities are translated at the current rate at the date of each closing period;

ii.	income and expenses are translated at the average rate at the date of each closing period; and

iii.	all exchange rate translation differences are recognized in other comprehensive income (loss) and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments.

2.4 Basis of consolidation

The Group consolidates all entities it controls. The Group controls an entity when the Group is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that the control is obtained by to the Group. Consolidation is discontinued from the date that control ceases.

Investments in equity-accounted investees are recognized using the equity method. An associate is an entity over which the Group has significant influence but does not exercise effective control. Joint ventures are all entities over which the Group shares control with one or more parties.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with policies adopted by the Group. Intercompany transactions, balances, income and expenses transactions between group companies are eliminated in consolidation.

Non-controlling interests represent the portion of consolidated subsidiaries not owned by the Group and is presented in the consolidated financial statements as a part of shareholder’s equity. The net income (loss) attributable to non-controlling interests is presented in the statement of income.

When the Group acquires or disposes of non-controlling interest of an entity that it already controls, any gains or losses arising from the difference between the amount paid or received and the carrying amount of the non-controlling interest on a per share basis is recognized in shareholder’s equity under the caption “Capital transactions”.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

2.5 New standards, amendments and interpretations

Standards, amendments and interpretations recently issued and adopted by the Group

IAS 1 - Presentation of Financial Statements

As of January 1, 2023, sets out the requirements to defer settlement of a liability and whether the Group has reached these requirements at the end of the reporting period and, also, whether the classification between current and non-current would impact the entity to exercise the postponement right. The amendments also address that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. The Group is following the discussions and so far has not identified significant impacts as a result of this change.

IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors Correction

Starting on January 1, 2023, the changes provide clarification on the distinction between changes in accounting estimates and changes in accounting policies and error corrections, ensuring the correct application of the standard. The Group did not identify significant impacts resulting from this change.

IAS 12 - Income Taxes

Starting on January 1, 2023, the changes aim to limit the scope of the Initial Recognition Exemption (“IRE”) so that the IRE is no longer applicable to transactions that give rise to equal and offsetting temporary differences. Therefore, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising at the initial recognition of a lease or a provision for dismantling and removing leased equipment. The Group did not identify significant impacts resulting from this change.

As of May 23, 2023, the changes to the International Tax Reform - Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 - Income tax and social contribution.

IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

Starting on January 1, 2023, the changes require the disclosure of “material” accounting policies instead of “significant” accounting policies. The changes also provide guidance on applying materiality to the disclosure of accounting policies, helping entities to provide useful information about specific accounting policies that users need to understand other information in the financial statements. The Group did not identify significant impacts resulting from this change.

b. New accounting standards or amendments not yet effective

IAS 1 and IFRS 7 - Supplier Financing Arrangements (“Risk Drawn”)

Starting on January 1, 2024, the changes aim to increase transparency and comparability of financial information in supplier financing arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the exposure to risk drawn in the cash flow statement, and the factors affecting liquidity risk related to these operations. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements.

IAS 21 02 - Effect of changes in exchange rates and translation of financial statements

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring discussions, and so far, no impacts have been identified due to this change.

From January 1, 2023, changes in relation to contractual covenants impact the classification of liabilities between current and non-current, taking into account the existence of covenants after the balance sheet date. The classification of an obligation as current or non-current depends on the company’s right to renegotiate this obligation for at least twelve months, as provided for in the contract. If the Group breaches a long-term loan covenant, by the balance sheet date or before the end of the reporting period, making the liability due and payable to the creditor, even if the creditor has agreed not to require prepayment after the date of the balance sheet, the liability must be classified as current. The Group did not identify any impacts resulting from this change.

2.6 Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires the use of estimates and judgment by management in the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Judgments: Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Net revenue – transfer of control (note 21);

●	Share-based compensation (note 24);

●	Deferred and current income taxes – uncertain tax treatments (note 9)

Assumptions and estimation uncertainties: Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

●	Fair value measurement for biological assets (note 6);

●	Recognition and recoverability of deferred income taxes assets (note 9);

●	Impairment of financial assets (note 4);

●	Key assumptions underlying the impairment test of property, plant and equipment, intangible assets and goodwill (note 10, 12 and 13);

●	Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 19);

●	Derivative financial instruments and hedge accounting (note 27).

The Group periodically reviews the estimates and assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

3 Cash and cash equivalents and margin cash

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values. They comprise cash on hand, bank balances, and highly liquid investments with an original maturity of three months or less, readily convertible into a known amount of cash, and subject to an insignificant risk of change in fair value. The carrying amount of these assets approximates their fair values.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Group to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

Cash and cash equivalents	December 31, 2023	December 31, 2022
Cash on hand and at banks	1,830,814	1,144,741
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,738,703	1,381,690
	4,569,517	2,526,431
Margin cash
Margin cash (Restricted cash)	18,191	59,088
Investments in Treasury Bills	114,270	71,121
	132,461	130,209

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of December 31, 2023 (US$2.8 billion as of December 31, 2022). In Brazil, the availability of revolving credit facilities was US$450,000 as of December 31, 2023 (US$450,000 as of December 31, 2022).

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

4 Trade accounts receivable

Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any impairment. Accounts receivable denominated in currencies other than the entities’ functional currency are remeasured using the exchange rate in effect at the end of the reporting period. The age of accounts receivable along with the expected credit losses and present value adjustment are as follows:

	December 31, 2023	December 31, 2022
Current receivables
Domestic sales	1,920,310	2,137,350
Foreign sales	852,566	969,442
Subtotal	2,772,876	3,106,792
Overdue receivables:
From 1 to 30 days	397,753	482,104
From 31 to 60 days	93,175	113,266
From 61 to 90 days	29,490	66,493
Above 90 days	188,300	199,084
Expected credit losses	(84,913)	(82,636)
Present value adjustment (1)	(5,825)	(6,978)
Subtotal	617,980	771,333
Trade accounts receivable, net	3,390,856	3,878,125

(1)	The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on December 31, 2023 were, mostly in Brazil, 1.2%, and 1.3% at December 31, 2022). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions - described within note 8 related party transactions.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities.

The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current credit rating status. The Group writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. The resulting bad debt expense is recognized in the statement of income within “Selling Expenses”. Below are the changes in the allowance for expected credit losses:

Changes in expected credit losses:
	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	(82,636)	(82,318)	(79,638)
Additions	(9,906)	(9,230)	(12,289)
Write-offs/Reversals	9,580	10,351	8,541
Exchange rate variation	(1,951)	(1,439)	968
Balance at the end of the period	(84,913)	(82,636)	(82,418)

5 Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 6 - Biological assets.

	December 31, 2023	December 31, 2022
Finished products	3,096,459	3,296,410
Work in process	586,036	523,293
Raw materials	759,035	932,317
Supplies	659,700	641,562
	5,101,230	5,393,582

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Changes in the realizable value of inventories is recognized in the financial statement of income as “Cost of sales” and is presented below:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	(59,525)	(44,555)	(35,101)
Additions	(54,945)	(57,803)	(43,066)
Write-off	61,045	44,639	32,789
Exchange rate variation	(3,637)	(1,806)	823
Balance at the end of the period	(57,062)	(59,525)	(44,555)

6 Biological assets

The Group’s live animals consist of chickens, cattle, hogs and fish and are segregated into consumables and bearer assets. The animals classified as consumables are those intended for slaughtering to produce in-natural meat or processed and by-products. Until they reach the appropriate weight for slaughtering, they are classified as immature. The slaughtering and production processes occur in a very short period of time and, as a consequence, only live animals transferred to slaughter are classified as mature. The animals designated as bearer assets (breeder chickens, hogs, fish), are those which are intended to produce other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to start the reproductive cycle are classified as mature.

Biological assets (live animals) are measured at their fair value, using the cost approach technique to live animals. In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

The measurement of the fair value of biological assets falls within Level 3 of the measurement hierarchy due to complex market prices, mathematical models, and subjective assumptions used in the discounted cash flow models. These are assets with unobservable inputs such as weight, price of feed inputs, storage costs, medicines, discount rate, wood age, among others. Fair value for live animals might change due to increase or decrease in feed costs, storage costs and outgrowers costs; for forests, the fair value might change due to increase or decrease in discount rate, price of wood or age.

Forests refer to eucalyptus plantations used as sanitary barriers. When these trees reach maturity, their wood is utilized in the production process. To assess the value of these forests, the Group employed the discounted cash flow methodology. This approach is applied because there is no active market that provides sufficient comparables for using the comparative method with market data.

Chicken and eggs:

Current (consumable) - are broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products. Eggs are kept in hatcheries from 21 to 25 days.

Non-current (bearer assets) - are breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income.

Cattle:

Current (consumable) - are owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) - are breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income.

Hogs:

Current (consumable) - are hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

Non-current (bearer assets) - are hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income.

Fish and eggs:

Current (consumable) - Refers to live finfish weighing more than approximately 1kg that are destined slaughter after the maturation period. Finfish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) - Refers to eggs, juveniles, smolt and live finfish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Non-current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 36 months (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets. Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income.

	December 31, 2023		December 31, 2022
Current biological assets (consumable):	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Chicken and eggs	685,465	560,414	737,911	615,040
Cattle	62,556	19	59,356	60
Hogs	776,125	8,516	859,905	7,922
Lamb	126	1	737	6
Fish (biomass - kg)	187,881	21,678	203,197	25,256
Total current	1,712,153		1,861,106

	December 31, 2023		December 31, 2022
Non-current biological assets (bearer assets):	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Mature chickens (breeding stage)	211,021	23,745	173,416	24,598
Immature chickens (in development) and eggs	182,741	16,867	182,498	21,241
Cattle	2,534	1	1,759	1
Hogs	116,160	670	128,634	716
Mature fish (biomass - kg)	2,343	84	2,110	93
Immature fish (biomass - kg) and eggs	14,140	514	11,570	382
Eucalyptus forests (hectares)	2,538	2,232	1,971	2,232
Total non-current	531,477		501,958
Total of biological assets:	2,243,630		2,363,064

	Current			Non-current
Changes in biological assets:	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	1,861,106	1,327,675	984,417	501,958	402,297	342,249
Business combination(1)	(24,542)	171,362	162,064	—	38,020	12,311
Increase by reproduction (born) and cost to reach maturity	12,889,376	12,225,934	10,069,305	836,047	790,192	592,871
Reduction for slaughter, sale or consumption	(13,522,290)	(12,545,787)	(10,428,491)	(66,503)	(82,344)	(52,846)
Purchases	397,946	536,267	431,500	180,727	164,921	162,930
Decrease by death	(168,073)	(81,952)	(33,141)	(17,865)	(14,886)	(9,707)
Fair value adjustments	(85,715)	36,102	(35,455)	700	4	71
Reclassification from non-current to current	307,195	292,149	211,186	(307,195)	(292,149)	(211,186)
Exchange rate variation	57,150	(100,644)	(33,710)	12,426	602	(7,900)
Amortization	—	—	—	(608,818)	(504,699)	(426,496)
Balance at the end of the period	1,712,153	1,861,106	1,327,675	531,477	501,958	402,297

(1)	Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.

7 Recoverable taxes

Recoverable taxes as of December 31, 2023 and December 31, 2022 was comprised of the following:

	December 31, 2023	December 31, 2022
Value-added tax on sales and services – ICMS / IVA / VAT / GST	919,634	1,006,814
Social contribution on billings - PIS and COFINS	502,397	527,607
Withholding income tax - IRRF / IRPJ	1,196,502	1,199,323
Excise tax – IPI	22,004	24,478
Reintegra	8,905	9,551
Other	13,953	10,558
	2,663,395	2,778,331

Current	919,120	1,021,701
Non-current	1,744,275	1,756,630
	2,663,395	2,778,331

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Value-added tax on sales and services (ICMS/ IVA / VAT / GST): Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Group expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Social contribution on billings - PIS and COFINS: Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Group started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Refers mainly to income tax paid from foreign subsidiaries, Brazilian withholding income tax levied on short-term investments and income tax and social contribution prepayments paid by estimate. As of December 31, 2023 the amount of US$ 886,130 (US$ 730,069 as of December 31, 2022) relates to advances of income taxes in foreign jurisdictions, which do not expire.

Excise tax – IPI: Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values - Reintegra: Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash.

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 - Reporting entity. The J&F Investimentos S.A.is the ultimate controller party of the Group

Related party receivables

	December 31, 2023	December 31, 2022
J&F Oklahoma Holdings Inc - Associate	—	76,665
J&F Investimentos S.A. (1)	117,930	104,101
Flora Produtos de Higiene e Limpeza S.A. - Associate	624	1,502
	118,554	182,268

(1)	It refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and some former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F undertook to pay the total updated amount of US$ 117,930, to be paid in accordance with the terms and conditions specified in the agreement.
(2)	The J&F Investimentos S.A. is the ultimate controller of the related companies.

Other financial transactions in the Group

The Group entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the year ended December 31, 2023, the Group incurred in a loss from the sale of the receivables of US$97,325 (US$72,635 and US$35,610 for the years ended December 31, 2022 and 2021 respectively), recognized as financial expenses.

As of December 31, 2023, the Group held investments with Banco Original, of US$781,523 (US$358,352 as of December 31, 2022), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the year ended December 31, 2023, the Group earned interest from these investments of US$26,205 (US$1,448 and US$1,083 for the years ended December 31, 2022 and 2021, respectively), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the for the year ended December 31, 2023, the Group made donations of US$22,535 (US$34,625 and US$4,475 for the year ended December 31, 2022 and 2021, respectively), recognized as general and administrative expenses.

JBJ Agropecuária Ltda., or JBJ, a related party, supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s business, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ shared transportation services from the Group. The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2023, the total amounts of accounts receivable and accounts payable were US$878 (US$558 as of December 31, 2022) and US$401 (US$ 42 as of December 31, 2022), respectively. For the year ended December 31, 2023, the total net revenue to JBJ was US$5,039 (US$12,844 and US$2,555 for the years ended December 31, 2022 and 2021, respectively) and the total amount of purchases made by JBJ from the Group for the year ended December 31, 2023, was US$349,543 (US$658,638 and US$99,976 for the years ended December 31, 2022 and 2021, respectively).

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Flora Produtos de Higiene e Limpeza S.A., or Flora, is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. As of December 31, 2023, the total amounts from accounts receivable were US$6,927 (US$6,585 as of December 31, 2022). For the year ended December 31, 2023, the total net revenue to Flora was US$65,397 (US$159,095 and US$43,777 for the years ended December 31, 2022 and 2021, respectively) and for the year ended December 31, 2023 no purchases were made by Flora ( US$2,631 and US$83 for the years ended December 31, 2022 and 2021, respectively).

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts. As of December 31, 2023, the Company has these commitments agreements in the amount of US$61,926 (US$85,478 as of December 31, 2022).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the for the year ended December 31, 2023.

Remuneration of key management

The Group's key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Company’s key management for the year ended December 31, 2023, 2022 and 2021 was:

	2023	2022	2021
Salaries and wages	8,179	7,678	6,191
Variable cash compensation	18,658	18,727	10,395
Share-based payments	7,217	6,863	10,275
	34,054	33,268	26,861

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

Current taxes

Current tax comprises expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The current income tax charge is calculated using enacted or substantively enacted tax rates at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income Management periodically evaluates positions taken in which applicable tax regulation is subject to interpretation and recognizes an accrual, if needed, for probable payments of income tax.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Management analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Group. Regarding the known uncertain tax positions, management reviewed the corresponding legal opinions and jurisprudence and recognized an accrual for such matters. Periodically, the Group assesses the tax positions assumed in which there are uncertainties about the adopted tax treatment and, if needed and applicable, recognizes a provision.

Deferred taxes

Deferred income tax is recognized using the asset and liability method, for temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be utilized. Such reductions are reversed when the probability of future taxable profits improves.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right to offset current tax assets against liabilities and when they are related to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Foreign subsidiaries’ income before taxes, except for the foreign exchange, is taxed in Brazil at the statutory nominal rate of 34%. Income tax paid by a foreign subsidiary can be deducted up to the amount of tax payable in Brazil in relation to the foreign income.

The Group’s tax calculations relate to uncertainties due to judgment used to calculate tax liabilities in the application of complex and evolving tax regulations across the tax jurisdictions where it operates. Additionally, judgment is required to determine the appropriate tax treatment for certain significant transactions and restructurings in the Group. The Group analysis of unrecognized deferred tax assets contains uncertainties based on judgment used to apply the more likely than not recognition and measurement thresholds.

Changes in tax laws and rates might impact recorded deferred tax assets and liabilities in the future. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities or a change in the effective tax rate in a given financial statement period could be materially impacted. An unfavorable tax settlement would require an outflow of the Group´s cash and generally result in an increase in the effective tax rate in the period of resolution. A favorable tax settlement would generally be recognized as a reduction in the effective tax rate in the period of resolution.

	December 31, 2023	December 31, 2022
Deferred income taxes assets	774,861	605,880
Deferred income taxes liabilities	(1,360,257)	(1,363,072)
	(585,396)	(757,192)

Realization of deferred income tax and social contribution

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is imprecise and is linked to several factors that are not under the control of the Group.

In estimating the realization of deferred tax assets, constituted on tax losses and negative basis of social contribution, the Group considers its adjusted budget and strategic plan, based on estimates of the main tax additions and exclusions. Based on this estimate, the Group believes that it is probable that these deferred tax credits will be realized.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

a.	Composition of deferred tax income and social contribution

a.1 The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases unrecognized by subsidiaries as of December 31, 2023, was US$786,180 (US$616,136 as of December 31, 2022). These amounts originate from companies that do not have a history of profitability or sufficient future profit projections to support their recognition.

	Balance at January 1, 2023	Statement of income	Exchange variation	Other Adjustments (1)	Balance at December 31, 2023
Tax losses and negative basis of social contribution	649,164	154,719	36,289	—	840,172
Expected credit losses on trade accounts receivable	31,572	4,869	1,645	—	38,086
Provisions for contingencies	94,153	(19,037)	3,724	—	78,840
Present value adjustment	11,326	(4,401)	723	—	7,648
Tax credits	13,196	10,480	(19)	28	23,685
Labor accident accruals	6,139	1,788	—	—	7,927
Pension plan	10,485	3,700	(17)	(2,212)	11,956
Trade accounts payable accrual	284,235	(12,388)	5,665	—	277,512
Non-deductible interest	76,563	135,394	1	—	211,958
Right of use assets	22,583	1,848	986	—	25,417
Other temporary differences - assets	141,120	(16,514)	(6,167)	5,955	124,394
Goodwill amortization	(785,958)	(11,163)	(54,719)	—	(851,840)
Present value adjustment - Trade accounts payable	(8,105)	2,595	(554)	—	(6,064)
Business combinations	(441,428)	(16)	(2,806)	—	(444,250)
Inventory valuation	(109,703)	(97,383)	1	—	(207,085)
Hedge operations	8,209	(32,815)	(85)	(673)	(25,364)
Realization of other reserves	(110,379)	3,223	(8,484)	—	(115,640)
Accelerated depreciation and amortization	(586,839)	72,554	—	—	(514,285)
Other temporary differences - liabilities	(63,525)	—	(4,938)	—	(68,463)
Deferred taxes, net	(757,192)	197,453	(28,755)	3,098	(585,396)

	Balance at January 1, 2022	Statement of income	Exchange variation	Other Adjustments (1)	Balance at December 31, 2022
Tax losses and negative basis of social contribution	431,501	200,298	16,863	502	649,164
Expected credit losses on trade accounts receivable	26,259	3,903	1,410	—	31,572
Provisions for contingencies	97,506	(9,963)	6,610	—	94,153
Present value adjustment	8,165	2,625	536	—	11,326
Tax credits	13,438	(225)	36	(53)	13,196
Rules for Animal Farming - Foreign Subsidiaries	7,815	—	(7,815)	—	—
Labor accident accruals	39,203	(33,065)	1	—	6,139
Pension plan	21,677	(5,487)	17	(5,722)	10,485
Trade accounts payable accrual	257,023	17,101	10,111	—	284,235
Non-deductible interest	5,894	70,669	—	—	76,563
Right of use assets	6,072	16,077	434	—	22,583
Other Active Temporary Differences	53,439	85,724	1,702	255	141,120
Goodwill amortization	(705,645)	(36,002)	(44,311)	—	(785,958)
Present value adjustment - Trade accounts payable	(6,015)	(1,716)	(374)	—	(8,105)
Business combinations	(473,415)	43,905	(5,335)	(6,583)	(441,428)
Inventory valuation	23,596	(133,299)	—	—	(109,703)
Customer returns accruals - Foreign subsidiaries	(33,416)	33,416	—	—	—
Hedge operations	(27,002)	20,698	620	13,893	8,209
Realization of other reserves	(106,120)	3,156	(7,415)	—	(110,379)
Accelerated depreciation and amortization	(492,570)	(93,828)	(441)	—	(586,839)
Other temporary differences - liabilities	(29,128)	(78,679)	45,755	(1,473)	(63,525)
Deferred taxes, net	(881,723)	105,308	18,404	819	(757,192)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	Balance at January 1, 2021	Statement of income	Exchange variation	Other Adjustments (1)	Balance at December 31, 2021
Tax losses and negative basis of social contribution	361,006	90,950	(20,455)	—	431,501
Expected credit losses on trade accounts receivable	21,418	6,424	(1,583)	—	26,259
Provisions for contingencies	96,790	7,555	(6,839)	—	97,506
Present value adjustment	5,680	2,529	(44)	—	8,165
Tax credits	9,817	3,603	—	18	13,438
Biological assets	11,511	(3,695)	(1)	—	7,815
Labor accident accruals	40,262	(1,058)	(1)	—	39,203
Pension plan	33,686	(2,673)	(12)	(9,324)	21,677
Trade accounts payable accrual	181,471	75,552	—	—	257,023
Share-based payments	253	(246)	(7)	—	—
Non-deductible interest	481	5,411	2	—	5,894
Right of use assets	7,809	(1,391)	(346)	—	6,072
Other temporary differences - assets	98,252	(40,107)	(4,706)	—	53,439
Goodwill amortization	(697,073)	(52,388)	43,816	—	(705,645)
Present value adjustment - Trade accounts payable	304	(6,497)	178	—	(6,015)
Business combinations	(323,680)	18,301	9,158	(177,194)	(473,415)
Customer return accruals	(32,679)	(737)	—	—	(33,416)
Inventory valuation	(97,093)	120,673	—	16	23,596
Hedge operations (3)	279	(16,565)	3,895	(14,611)	(27,002)
Realization of other reserves	(116,908)	2,846	7,942	—	(106,120)
Accelerated depreciation and amortization	(417,396)	(75,196)	22	—	(492,570)
Other temporary differences - liabilities	(68,697)	25,222	14,522	(175)	(29,128)
Deferred taxes, net	(884,507)	158,513	45,541	(201,270)	(881,723)

(1)	Changes in the deferred tax assets and liabilities that do not directly impact the statement of income. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Group; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and, gains associated with pension and other postretirement benefit obligations in the United States of America; and impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments.

b.	Reconciliation of income tax and social contribution expense:

	2023	2022	2021
Accounting result before taxation	(259,728)	3,553,493	5,062,768
Brazilian statutory corporate tax rate	(34)%	(34)%	(34)%
Expected tax benefit (expense)	88,308	(1,208,188)	(1,721,341)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	3,243	4,013	5,840
Non-taxable tax benefits (1)	461,726	447,843	165,051
Difference of tax rates on taxable income from foreign subsidiaries	(16,299)	317,989	509,139
Transfer pricing adjustments	(12,265)	(34,145)	(5,782)
Profits taxed by-foreign jurisdictions (3)	(203,986)	(266,049)	(241,922)
Deferred income tax not recognized	(372,932)	94,238	(155,877)
Withholding tax expense	—	(172)	—
Non-taxable interest - Foreign subsidiaries	140,284	129,703	108,072
Donations and social programs expenses (4)	(7,524)	(114)	(2,572)
SELIC interest on tax credits (2)	6,521	5,127	51,650
Double Jurisdiction Taxation	—	35,138
Other permanent differences	40,917	64,661	43,612
Current and deferred income tax benefit (expense)	127,993	(409,956)	(1,244,130)

Current income tax	(69,460)	(515,264)	(1,402,643)
Deferred income tax	197,453	105,308	158,513
	127,993	(409,956)	(1,244,130)
Effective income tax rate	49.28%	(11.54)%	(24.57)%

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

(1)	The Group and its subsidiaries recognize grants given by Brazilian state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the statement of income are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the for the year ended December 31, 2023, the Group recorded the amount of government subsidies in the amount of US$1,400,450 (US$1,316,255 for the year ended December 31, 2022), of which US$582,488 of presumed credit (US$548,901 for the year ended December 31, 2022) and US$817,962 of reduction and exemption from ICMS, (US$767,354 for the year ended December 31, 2022) excluded from its calculation basis for income tax and social contribution. The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain for the year ended December 31, 2023 of US$198,433 referring to the presumed credit (US$186,658 for the year ended December 31, 2022) and US$278,639 of exemption and base reduction (US$258,538 for the year ended December 31, 2022).

(2)	Recognition of the income tax exemption on interest income on tax credits, due to a ruling of the STF (Federal Court of Justice), on September 23, 2021.

(3)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(4)	Refers to the donations, as described in Note 26 – Expenses by nature.

Global Minimum Tax: The Organization for Economic Cooperation and Development - OECD is an international organization made up of 38 member countries that work on establishing international standards seeking solutions to a series of social, economic, and environmental challenges, from improving economic performance, creating jobs to promoting solid education and combating international tax avoidance.

Regarding the fight against tax avoidance, the BEPS (Base Erosion Profit Shifting) project was created in 2013, which is an initiative of the G20 (Group of twenty countries with the largest economies) together with the OECD, aimed at implementing 15 measures to combat tax avoidance, improve the coherence of international tax rules, and ensure a more transparent tax environment on the international stage and to avoid the abuse of tax norms that result in erosion of the tax base, mainly through profit shifting to destinations with more favorable taxation or no taxation.

Pillar II is part of one of OECD’s most recent initiatives, known as BEPS 2.0, is intended to address tax issues related to changes in business models in a globalized environment. The goal of Pillar II is to create a global minimum taxation system for multinational companies with an annual global turnover exceeding (EUR) 750 million, aiming to implement a balance in the global income tax collection of these companies, which may consist of additional taxation for economic groups. In short, this additional taxation aims to ensure the payment of a minimum effective global rate of 15%, per jurisdiction, where the multinational group operates.

Starting in 2024, Pillar II rules come into effect in various countries, impacting Brazilian multinationals and their subsidiaries groups operating in these jurisdictions. During the initial three years, transition rules (Safe Harbor) simplify the calculations of the effective rate per jurisdiction, enabling adaptation to the affected multinational groups.

Although the implementation of Pillar II offers uncertainties in the Brazilian legal system, the Group and its subsidiaries are monitoring the potential impacts that this new rule may bring to the Group.

During 2023, the Group conducted Safe Harbor analysis using 2022 financial data for the 27 jurisdictions where the Group operates. The results of this preliminary analysis indicate that some countries within the Group may be subject to the additional payment of income tax under the rules of Pillar II. However, the percentage of additional payment cannot be accurately estimated as of the time the issuance of these Financial Statements, particularly due to the fact that the impact of Pillar 2 will be based on 2024 results, which cannot yet be known.

Additionally, due to uncertainties of measurement and impacts, the Group decided to apply the exception of recognition and disclosure of information on deferred tax assets and liabilities related to income taxes of Pillar II until more definitive information is available.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

10 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Group and they can be measured reliably. The carrying amount of the replaced items or parts are derecognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated.

The Group assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively.

Annually, the Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year. For the year ended December 31, 2023 the Group recognized impairment in property, plant and equipment in the amount of US$23,491, related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income. The Group’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the regulatory authorities. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

As of December 31, 2023 the Group had into several purchase commitments for machinery and equipment, vehicles and construction in progress in the amount of US$388,325 (US$643,962 as of December 31, 2022).

				Net amount
	Useful life	Cost	Accumulated depreciation	December 31, 2023	December 31, 2022
Buildings	5 to 60 years	6,480,294	(2,175,149)	4,305,145	3,779,963
Land	—	1,209,739	—	1,209,739	1,056,590
Machinery and equipment	3 to 30 years	9,539,760	(5,229,170)	4,310,590	3,832,826
Facilities	10 to 30 years	1,176,199	(412,163)	764,036	575,290
Computer equipment	2 to 15 years	453,965	(287,674)	166,291	116,263
Vehicles (land and air)	3 to 35 years	438,490	(165,827)	272,663	214,898
Construction in progress	—	1,636,719	—	1,636,719	2,124,483
Others	2 to 25 years	602,590	(349,524)	253,066	215,050
		21,537,756	(8,619,507)	12,918,249	11,915,363

Changes in property, plant and equipment:

	Balance at January 1, 2023	Adjustment in business combination (3)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2023
Buildings	3,779,963	4	680,142	(32,725)	(263,669)	141,430	4,305,145
Land	1,056,590	—	118,254	(14,345)	—	49,240	1,209,739
Machinery and equipment	3,832,826	10,180	989,430	(37,382)	(610,850)	126,386	4,310,590
Facilities	575,290	—	184,128	(2,783)	(44,024)	51,425	764,036
Computer equipment	116,263	—	90,951	(710)	(44,804)	4,591	166,291
Vehicles (land and air)	214,898	—	99,659	(8,736)	(43,559)	10,401	272,663
Construction in progress	2,124,483	—	(558,747)	(4,046)	—	75,029	1,636,719
Other	215,050	(15)	77,369	(9,105)	(36,973)	6,740	253,066
	11,915,363	10,169	1,681,186	(109,832)	(1,043,879)	465,242	12,918,249

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination (2)	Additions net of transfers (1)	Disposals	Business combination adjustment (4)	Depreciation	Exchange rate variation	Balance at December 31, 2022
Buildings	3,500,837	120,213	360,757	(3,900)	5	(235,102)	37,154	3,779,964
Land	944,922	81,496	25,770	(5,316)	—	—	9,718	1,056,590
Machinery and equipment	3,569,854	90,861	738,953	(6,308)	75	(569,888)	9,279	3,832,826
Facilities	487,028	854	86,100	(92)	—	(32,225)	33,625	575,290
Computer equipment	121,960	705	39,875	(4,299)	—	(41,298)	(679)	116,264
Vehicles (land and air)	180,960	12,306	61,945	(7,497)	12	(34,571)	1,743	214,898
Construction in progress	1,218,888	4,990	892,255	(980)	—	—	9,330	2,124,483
Other	183,840	6,198	61,123	(1,557)	12	(34,968)	400	215,048
	10,208,289	317,623	2,266,778	(29,949)	104	(948,052)	100,570	11,915,363

	Balance at January 1, 2021	Acquired in business combination (2)	Additions net of transfers	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2021
Buildings	3,298,443	137,443	398,731	(13,789)	(204,340)	(115,651)	3,500,837
Land	933,072	24,883	29,937	(3,788)	—	(39,182)	944,922
Machinery and equipment	3,222,626	269,328	690,187	(10,364)	(506,569)	(95,354)	3,569,854
Facilities	448,944	—	97,708	(538)	(27,058)	(32,028)	487,028
Computer equipment	99,987	3,348	60,764	(253)	(40,633)	(1,253)	121,960
Vehicles (land and air)	122,597	53,032	46,105	(8,455)	(26,366)	(5,953)	180,960
Construction in progress	792,178	19,939	442,425	—	—	(35,654)	1,218,888
Other	159,742	4,461	51,668	(1,323)	(28,429)	(2,279)	183,840
	9,077,589	512,434	1,817,525	(38,510)	(833,395)	(327,354)	10,208,289

(1)	Additions for each category includes transfers from construction in progress during the period.
(2)	Refers to the acquisitions completed during the first half of 2022, such as King’s and Rivalea during the first quarter and, BioTech, during the second quarter.
(3)	Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.
(4)	Refers to the business combination adjustments of the acquisition of King’s and Rivalea acquired during the 2022 fiscal year and International Food Company Seara LLC acquired during the 2021 fiscal year.

For the year ended December 31, 2023, the amount of capitalized interest added to construction in progress and included in additions was US$68,164 (US$70,788 and US$36,998 for the years ended December 31, 2022 and 2021, respectively). For the year ended December 31, 2023, the capitalization rate used was 8.41% p.a., in Brazil and 4.40% p.a. in the United States (7.05% p.a., in Brazil and 3.70% p.a. in the United States; and 4.21% p.a., in Brazil and 3.88% p.a. in the United States for the year ended December 31, 2022 and 2021, respectively)

11 Leases

The Group recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Group when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such prohibition generates relevant distortions in the information to be provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.85% as of December 31, 2023 (7.30% and 7.86% as of December 31, 2022 and 2021 respectively).

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

11.1 Right of use asset

				Net amount
	range of lease terms	Cost	Accumulated amortization	December 31, 2023	December 31, 2022
Growing facilities	1 to 13 years	1,276,977	(471,607)	805,370	823,989
Buildings	2 to 30 years	786,789	(254,685)	532,104	426,996
Vehicles (land)	1 to 20 years	437,146	(213,426)	223,720	201,655
Machinery and equipment	1 to 10 years	263,218	(173,117)	90,101	104,890
Operating plants	1 to 11 years	36,386	(16,691)	19,695	18,706
Land	1 to 30 years	39,121	(19,935)	19,186	19,641
Computer equipment	1 to 5 years	27,743	(12,209)	15,534	9,216
		2,867,380	(1,161,670)	1,705,710	1,605,093

Changes in the right of use asset:

	Balance at January 1, 2023	Acquired in business combination (2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2023
Growing facilities	823,989	(10,552)	146,905	(16,458)	(167,078)	28,564	805,370
Buildings	426,996	—	190,185	(26,573)	(83,876)	25,372	532,104
Vehicles (land)	201,655	—	94,448	(884)	(72,532)	1,033	223,720
Machinery and equipment	104,890	—	33,933	(1,120)	(51,140)	3,538	90,101
Operating plants	18,706	—	6,061	(138)	(6,317)	1,383	19,695
Land	19,641	—	1,438	(24)	(2,604)	735	19,186
Computer equipment	9,216	—	10,728	4	(5,225)	811	15,534
	1,605,093	(10,552)	483,698	(45,193)	(388,772)	61,436	1,705,710

	Balance at January 1, 2022	Acquired in business combination (1)	Adjustment in business combination(2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2022
Growing facilities	610,411	143,298	—	224,140	(39,393)	(130,460)	15,993	823,989
Buildings	396,209	63	—	127,081	(4,310)	(63,189)	(28,858)	426,996
Vehicles (land, air and sea)	220,607	585	—	84,994	(8,486)	(88,730)	(7,315)	201,655
Machinery and equipment	124,304	1,743	—	37,953	(4,349)	(54,279)	(482)	104,890
Operating plants	20,358	—	—	6,269	(4,396)	(4,492)	967	18,706
Land	19,698	824	48	2,761	(14)	(2,754)	(922)	19,641
Computer equipment	12,007	—	—	3	(52)	(3,482)	740	9,216
Furniture and appliances	15	—	—	—	(14)	(3)	2	—
	1,403,609	146,513	48	483,201	(61,014)	(347,389)	(19,875)	1,605,093

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	Balance at January 1, 2021	Acquired in business combination	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2021
Growing facilities	489,766	—	323,387	(94,040)	(99,139)	(9,563)	610,411
Buildings	304,791	43,273	135,572	(11,002)	(59,402)	(17,023)	396,209
Vehicles (land, air and sea)	152,437	74,399	82,392	(7,895)	(78,514)	(2,212)	220,607
Machinery and equipment	124,034	390	59,438	(2,376)	(55,944)	(1,238)	124,304
Operating plants	21,169	899	4,359	(797)	(3,655)	(1,617)	20,358
Land	15,840	5,066	324	(16)	(1,812)	296	19,698
Computer equipment	5,091	—	21,910	(9)	(7,369)	(7,616)	12,007
Furniture and appliances	22	—	4	—	(8)	(3)	15
	1,113,150	124,027	627,386	(116,135)	(305,843)	(38,976)	1,403,609

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.
(2)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year.

11.2 Lease liabilities

	December 31, 2023	December 31, 2022
Undiscounted lease payments	2,262,433	2,089,765
Present value adjustment	(421,206)	(367,932)
	1,841,227	1,721,833
Breakdown:
Current liabilities	352,627	342,747
Non-current liabilities	1,488,600	1,379,086
	1,841,227	1,721,833

Changes in the lease liability:

	Balance at January 1, 2023	Business Combination Adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	(3,186)	1,841,227

	Balance at January 1, 2022	Acquired in business combination (1)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2022
Lease liability	1,506,043	146,446	489,251	82,403	(434,488)	(61,302)	(6,520)	1,721,833

	Balance at January 1, 2021	Acquired in business combination	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2021
Lease liability	1,174,686	147,645	634,868	64,593	(359,893)	(116,329)	(39,527)	1,506,043

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

The non-current portion of the lease liability schedule is as follows:

December 31, 2023
2025	293,444
2026	244,944
2027	197,328
2028	150,367
2029	73,535
Maturities after 2029	884,405
Total Future Minimum Lease Payments	1,844,023
Less: Imputed Interest	(355,423)
Present Value of Lease Liabilities	1,488,600

12 Intangible assets

Intangible assets are measured at acquisition cost and subsequently reduced by accumulated amortization and impairment losses, when applicable. Intangible assets are recognized when there is evidence of generating future economic benefits, considering their economic and technological viability, mainly consisting of brands and patents, customer base, exploitation rights, supplier supply contracts, software, and others.

Intangible assets with defined useful lives are amortized using the straight-line method or a method that reflects the economic benefit of the intangible asset. Amortized intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount is not recoverable. The residual value of intangible items is immediately written down to their recoverable amount when the residual balance exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell an asset and its value in use.

The carrying amount of intangible assets with indefinite useful lives, relating to brands and patents and rights to exploit water use, is tested for recoverable amount annually or when events or changes in circumstances indicate impairment loss in the recoverable amount of these assets. If there is an impairment loss, it is recognized against the carrying amount of the asset.

The Group considers that certain brands and patents have an indefinite useful life due to their historical performance and the Group’s expected use. The acquired brands do not have legal or contractual limits linked to their use and are not dependent on the useful life of any asset or group of assets that have existed independently for a considerable time before the acquisitions. These brands are not related to sectors subject to technological obsolescence or other forms of value deterioration.

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

		Net amount
	Useful life	December 31, 2023	December 31, 2022
Trademarks	Undefined	1,092,793	1,050,106
Trademarks	2 to 20 years	341,183	315,912
Software	2 to 15 years	24,941	21,079
Water rights	Undefined	11,391	11,347
Customer relationships	3 to 20 years	486,166	549,705
Supplier contract	7 to 17 years old	28,077	30,509
Other	2 to 17 years	1,044	833
		1,985,595	1,979,491

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Changes in intangible assets:

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2023
Amortizing:
Trademarks	315,912	35,496	—	(24,166)	13,941	341,183
Software	21,079	7,527	(12)	(5,121)	1,468	24,941
Customer relationships	549,705	2,370	(2,434)	(74,213)	10,738	486,166
Supplier contracts	30,509	—	—	(3,822)	1,390	28,077
Others	833	501	(28)	(275)	13	1,044
Non-amortizing:
Trademarks	1,050,106	367	—	—	42,320	1,092,793
Water rights	11,347	—	—	—	44	11,391
	1,979,491	46,261	(2,474)	(107,597)	69,914	1,985,595

	Balance at January 1, 2022	Acquired in business combination	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2022
Amortizing:
Trademarks	335,452	21,138	6	—	(22,230)	(18,454)	315,912
Software	16,609	57	8,081	—	(4,503)	835	21,079
Customer relationships	645,509	2,804	—	1,099	(76,529)	(23,178)	549,705
Supplier contracts	32,967	—	—	—	(3,773)	1,315	30,509
Others	1,001	556	38	—	(746)	(16)	833
Non-amortizing:
Trademarks	1,107,993	3,793	331	834	—	(62,845)	1,050,106
Water rights	11,595	—	—	—	—	(248)	11,347
	2,151,126	28,348	8,456	1,933	(107,781)	(102,591)	1,979,491

	Balance at January 1, 2021	Acquired in business combination	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2021
Amortizing:
Trademarks	73,241	286,576	—	—	(19,258)	(5,107)	335,452
Software	13,961	6	6,160	(19)	(4,212)	713	16,609
Customer relationships	499,757	251,262	—	—	(79,830)	(25,680)	645,509
Supplier contracts	35,933	—	2,077	—	(3,646)	(1,397)	32,967
Others	833	724	—	—	(536)	(20)	1,001
Non-amortizing:
Trademarks	868,615	261,637	1,574	—	—	(23,833)	1,107,993
Water rights	11,775	—	—	—	—	(180)	11,595
	1,504,115	800,205	9,811	(19)	(107,482)	(55,504)	2,151,126

13 Goodwill

Changes in goodwill:
	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	5,828,691	5,835,418	5,558,462
Acquired in business combination	—	18,725	510,397
Business combinations adjustment (1)	11,842	5,955	—
Disposal	—	(16,358)	—
Exchange rate variation	264,487	(15,049)	(233,441)
Balance at the end of the period	6,105,020	5,828,691	5,835,418

(1) Refers to the business combination adjustment in TriOak.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed.

Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal.

At December 31, 2023, and 2022, the Group tested the recoverability of each CGU group containing goodwill using the concept of value in use through discounted cash flow models based on the balances at December 30, 2023 and 2022. The determination of the value in use involves using assumptions about cash flows, such as rates of revenue growth, costs and expenses, capital expenditures, working capital requirements and discount rates.

Management projects cash flows for a maximum period of 5 years for the CGU groups of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups. The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Group at which the goodwill is monitored for internal management purposes and that have significant amounts of goodwill allocated to them:

CGUs	December 31, 2023	December 31, 2022
Brazil Beef	1,873,448	1,738,300
Seara	766,970	711,821
Moy Park	777,583	735,403
USA Pork	694,534	694,534
Australia Meat	280,915	277,116
Australia Smallgoods	310,598	306,405
Pilgrim’s Food Masters (PFM)	336,683	320,667
Others CGUs without significant goodwill(1)	1,064,289	1,044,445
Total	6,105,020	5,828,691

(1)	They comprise about 21 Cash Generating Units (CGUs) that, due to their lower values, were allocated to the ‘other’ category as shown.

For the year ended December 31,2023 and 2022 there were no indicators of impairment of goodwill within any CGU.

i. Brazil Beef

The key assumptions used in the estimation of the value in-use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from external and internal sources.

	2023	2022
Discount rate (pre tax)	13.5%	13.2%
Terminal value growth rate	3.5%	4.3%
Estimated growth rate (average for the next 5 years)	7.2%	6.6%

●	Revenue of this CGU group includes sales from beef operations in Brazil. Revenues growth was projected considering the availability of cattle, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimates of inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, especially cattle. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023, and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

ii - Seara

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	15.8%	15.2%
Terminal value growth rate	3.3%	3.3%
Estimated growth rate (average for the next 5 years)	13.2%	13.3%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue includes sales from pork, chicken and other products in Brazil. Revenue growth was projected considering the availability of chicken and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023, and 2022, estimated value in use exceeded the carrying amount of the CGU group.

iii - Moy Park

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	14%	10.2%
Terminal value growth rate	2.0%	1.0%
Estimated growth rate (average for the next 5 years)	7.4%	6.4%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from chicken operations in Europe, which consists of Moy Park’s operations. Revenue growth was projected considering the availability of chicken, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

iv. Usa Pork

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	9.8%	10.7%
Terminal value growth rate	2.5%	0.5%
Estimated growth rate (average for the next 5 years)	2.8%	0.8%

●	Revenue of this CGU group includes sales from pork operations in the U.S. Revenue growth was projected considering the availability pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

v. Australia Meat

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	9.1%	9.3%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	2.3%	2.7%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from beef operations in Australia. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

vi. Australia Smallgoods

The key assumptions used in the estimation of the value in-use are set out below

	2023	2022
Discount rate (pre tax)	9.0%	9.4%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	8.9%	6.9%

Estimated growth rate was projected considering past experiences and forecasts as follows:

●	Revenue of this CGU group includes sales from the Smallgoods operations in Australia, consisting of Primo’s operations. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

The key assumptions used in the estimation of the value in-use are set out below:

vii. Pilgrim’s Food Masters

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	13.0%	10.2%
Terminal value growth rate	2.7%	3.0%
Estimated growth rate (average for the next 5 years)	6.3%	6.9%

Estimated growth rate was projected considering past experiences and forecasts as follows:

Revenue of this CGU group includes sales from the Pilgrim´s Food Masters operations in United Kingdom, includes sales from frozen entrees to customers. Revenue growth was projected the utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports

●	Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

●	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

14 Trade accounts payable

Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. Accounts payable by major type of supplier is as follow:

	December 31, 2023	December 31, 2022
Domestic:
Commodities	1,761,470	1,833,012
Materials and services	3,123,140	3,881,686
Finished products	38,061	13,773
Present value adjustment	(19,642)	(15,078)
	4,903,029	5,713,393

Foreign:
Commodities	31,354	36,602
Materials and services	320,691	192,280
Finished products	1,979	864
	354,024	229,746

Total trade accounts payable	5,257,053	5,943,139

Supply chain finance (1)
Domestic	940,344	574,280
Foreign	7,722	14,312
Total supply chain finance	948,066	588,592
Total	6,205,119	6,531,731

(1)	The Group and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of December 31, 2023, the amount of this transaction was US$61,926 (US$86,593 at December 31, 2022), this operation is recognized as supply chain finance.

15 Loans and financing

Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Group’s loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method.

Registration of bonds with the Securities Exchange Commission (SEC): On July 24, 2023, the Group registered new notes under the Securities Act with the Securities and Exchange Commission (SEC) in order to exchange the 11 series of debt securities ("Bonds"). As a result of the registration of the bonds, the Group is obligated to disclose information in the United States of America and, therefore, is subject to disclosure requirements provided by the SEC and other regulations and standards related to securities in the United States of America, as well as compliance obligations of the Sarbanes-Oxley Act ("SOX").

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms / non- current debt	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Foreign currency
ACC - Advances on exchange contracts	8.40%	USD	—	2024	52,158	416,772	—	51,056
Prepayment	7.38%	USD	SOFR	2024 - 27	5,531	397,508	174,346	378,479
FINIMP – Import Financing	6.48%	USD and EUR	Euribor	2024 - 25	31,291	100,641	647	3,041
White Stripe credit facility	8.45%	USD and CAD	—	—	2,892	3,020	—	—
Working capital - Dollar	8.97%	USD	SOFR	2024 - 30	362	1,735	2,553	2,841
CRA - Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	442	93	38,464	12,757
Scott credit facilities	2.20%	USD	—	2025	—	—	1,815	1,794
					92,676	919,769	217,825	449,968
Local currency
FINAME (1)	5.98%	BRL	—	2024 - 25	478	885	6	441
FINEP (2)	—	BRL	—		—	890	—	1,395
Prepayment	8.22%	GBP and USD	BoE, SOFR	2024 - 25	54,906	9,543	60,000	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,542	11,181	986,220	982,084
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	19,219	23,703	886,398	883,767
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	1,084	1,000	77,885	77,869
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,458	7,200	586,210	583,499
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	31,910	30,747	1,239,931	1,238,251
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,563	1,302	495,338	494,748
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,833	3,417	980,341	977,988
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	16,729	16,212	984,472	982,586
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	29,469	60,575	2,001,095	1,997,613
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	30,900	—	1,576,065	—
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	16,309	15,750	887,237	886,786
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	8,396	6,997	1,527,284	1,526,735
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	18,669	—	883,214	—
Notes 5.88% PPC 2027	5.88%	USD	—	2027	—	11,930	—	842,009
Notes 4.25% PPC 2031	4.25%	USD	—	2031	8,972	8,382	984,404	982,248
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,500	10,063	891,184	890,113
Notes 6.25% PPC 2033	6.25%	USD	—	2033	43,924	—	984,018	—
Notes 6.88% PPC 2034	6.88%	USD	—	2034	7,639	—	484,577	—
PPC Credit Line - Term loan	—	—	—	—	—	26,728	—	452,188
Working capital - Reais	17.45%	BRL	TJLP	2024 - 28	5,081	16,415	16,331	647
Working capital - Euros	3.10%	EUR	Euribor	2024 -28	17,249	11,665	10,186	1,903
Export credit note	14.20%	BRL	CDI	2024 - 30	2,913	145,116	214,735	294,891
CDC - Direct Consumer Credit	15.97%	BRL	—	2024 - 28	21,296	7,723	9,020	90
Livestock financing - Pre	10.73%	BRL	—	2024	242,928	35,460	—	—
CRA - Agribusiness Receivables Certificate	10.38%	BRL	CDI and IPCA	2024 - 37	149,060	163,492	2,013,297	1,460,108
Credit line - Scott	7.69%	USD and EUR	—	2050	20,087	13,448	529	40
Credit line - Beardstown Pace	3.65%	USD	—	2050	6,689	7,425	64,700	62,969
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	993	258	34,053	33,592
Others	4.68%	Several	Several	2031	9,098	9,771	11,012	18,573
Total					798,894	657,278	18,889,742	15,673,133
					891,570	1,577,047	19,107,567	16,123,101

(1)	FINAME - Government Agency for Machinery and Equipment Financing

(2)	FINEP - Research and projects financing

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, IPCA, TJLP (the Brazilian government’s long-term interest rate), and EURIBOR (Euro Interbank Offered Rate), among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of December 31, 2023 (US$2.8 billion as of December 31, 2022). In Brazil, the availability of revolving credit facilities was US$450,000 as of December 31, 2023 (US$450,000 as of December 31, 2022).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	December 31, 2023	December 31, 2022

2024	—	649,358
2025	171,228	165,687
2026	18,998	484,706
2027	1,193,540	1,911,633
2028	1,102,778	1,006,157
2029	34,417	—
Maturities after 2029	16,586,606	11,905,560
	19,107,567	16,123,101

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its debt covenant restrictions at December 31, 2023.

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company;

-JBS Australia Pty. Ltd.;

-JBS Food Canada ULC.

Guarantors:

-JBS S.A.;

-JBS Global Luxembourg S.à.r.l.;

-JBS Global Meat Holdings

Pty. Limited.

Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of “priority debt”, (ii) liens; (iii) fundamental changes, (iv) sale lease-backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year.

The credit agreement also require compliance with a maximum total debt to capitalization of 55.0% (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility contains customary events of default. (1)
Notes 2.50% JBS Lux 2027 Notes 3.63% JBS Lux 2032

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company

(JBS USA);

-JBS Luxembourg Company S.à

Guarantor:

-JBS S.A.;

-JBS Global Luxembourg S.àr.l (JBS Global Lux);

-JBS Global Meat Holdings

Pty. Limited (JBS Global

Meat).

On September 12, 2022, the Group received offers to exchange 99.14% of the 2.50% senior notes due 2027 and 96.85% of the 3.625% sustainability-linked senior notes due 2032, issued by JBS USA Food Group (originally issued by JBS Finance Luxembourg S.a.r.l.), for new notes issued by JBS USA Lux SA, JBS USA Food Company and JBS USA Finance Inc. and cash consideration.

The new exchanged notes contain proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Group.

The new exchanged notes contain restrictive covenants applicable to the Group and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

The covenants contains customary events of default.(1)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Notes 3,00% JBS Lux 2029 Notes 6,50% JBS Lux 2029 Notes 5,50% JBS Lux 2030 Notes 3.75% JBS Lux 2031 Notes 3,00% JBS Lux 2032 Notas 4,38% JBS Lux 2052

Issuer:

-JBS USA Holding Lux S.à.r.l ;

-JBS USA Food Company;

(JBS USA)

-JBS Luxembourg Company

S.à.r.l.

Guarantor:

-JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à r.l

(JBS Global Lux);

JBS Global Meat Holdings Pty.

Limited (JBS Global Meat).

On August 15, 2022, the Group announced expiration of, and receipt of requisite consents in connection with its consent solicitations for each of its 3.00% senior notes due 2029, 6.50% senior notes due 2029, 5.50% senior notes due 2030, 3.75% senior notes due 2031, 3.00% sustainability-linked senior notes due 2032 and 4.38% senior notes due 2052. The proposed amendments conform certain provisions and restrictive covenants in each indenture to the corresponding provisions and restrictive covenants set forth in each indenture dated June 21, 2022, governing the 5.13% senior notes due 2028, the 5.75% senior notes due 2023 and the 6.50% senior notes due 2052.

‘The covenants contains customary events of default (1).

Notes 5,13% JBS Lux 2028 Notes 5,75% JBS Lux 2033 Notes 6,75% JBS Lux 2034 Notes 4,38% JBS Lux 2052 Notes 7,25% JBS Lux 2052 Notes 6,50% JBS Lux 2052

Issuer:

JBS USA Holding Lux S.A. (JBS Lux);

JBS USA Food Company (JBS

USA);

JBS Luxembourg Company S.à.r.l.

Guarantor:

JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à r.l

(JBS Global Lux);

JBS Global Meat Holdings Pty.

Limited (JBS Global Meat).

		These notes contain restrictive covenants applicable to the Group and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	‘The covenants contains customary events of default.(1)
Notes 4,25% PPC 2031 Notes 3,50% PPC 2032	Issuer: Pilgrim’s Pride Corporation. Guarantor: Pilgrim’s Pride Corporation of West Virginia, Inc.; Gold’N Plump Poultry, LLC; Gold’N Plump Farms, LLC; JFC LLC

On September 22, 2022 PPC announced expiration and receipt of requisite consent in its consent solicitation for certain amendments to its Senior Notes due 2031 and 2032. The consent solicitation contained proposed amendments that permanently eliminated certain covenants, restrictive provisions, events of default and related provisions for the Group.

After the consent, these notes are subject to restrictive covenants applicable to PPC and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Notes 6,25% PPC 2033 Notes 6,88% PPC 2034	Issuer: -Pilgrim’s Pride Corporation. Guarantor: -Pilgrim’s Pride Corporation of West Virginia, Inc.; -Gold’N Plump Poultry, LLC; -Gold’N Plump Farms, LLC; JFC LLC	These notes were issued in investment-grade format and contain customary investment-grade clauses related to limitations on encumbrances, sale and lease transactions, change of control, and customary merger and consolidation clauses. These limitations are subject to certain exceptions, which may be relevant.
PPC Revolving Credit Facility	Borrowers: -Pilgrim’s Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.

On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility.

The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028.

The RCF also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility also contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Primo ANZ credit facility

Borrowers:

- Primo Foods Pty Ltd.

Guarantors:

- Industry Park Pty Ltd;

-Primo Foods Pty Ltd;

-Australian Consolidated Food Holdings Pty Limited;

-Australian Consolidated Food Investments Pty Limited;

-Primo Group Holdings Pty Limited;

-Primo Meats Pty Ltd;

-Hans Continental Smallgoods Pty Ltd;

-P& H Investments 1 Pty Ltd;

-Hunter Valley Quality Meats Pty Limited;

-Seven Point Pork Pty Ltd;

-P&H Investments 2 Pty Ltd;

-Primo Retail Pty Ltd;

-Primo Meats Admin Pty Ltd;

-Premier Beehive Holdco Pty Ltd;

-Premier Beehive NZ.

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)
Huon credit facility

Borrowers:

Huon Aquaculture Group Limited

Guarantors:

-Industry Park Pty Ltd;

-Huon Aquaculture Group Limited;

-Huon Aquaculture Company Pty Ltd;

-Springs Smoked Seafoods Pty Ltd ;

-Springfield Hatcheries Pty Ltd;

-Huon Ocean Trout Pty Ltd;

-Meadow Bank Hatchery Pty Ltd;

-Morrison’s Seafood Pty Ltd;

-Southern Ocean Trout Pty Ltd;

-Huon Shellfish Co Pty Ltd;

-Spring Smoked Salmon Pty Ltd;

-Huon Salmon Pty Ltd;

-Huon Smoked Salmon Pty Ltd;

-Huon Smoked Seafoods Pty Ltd;

-Huon Seafoods Pty Ltd;

-Huon Tasmanian Salmon Pty Ltd.

Customary covenants that may limit Huon’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)
Credit facility JBS Australia & Rivalea

Borrowers:

-JBS Australia Pty Limited;

-Rivalea (Australia) Pty Ltd.

Guarantors:

-JBS Australia Pty Limited;

-Diamond Valley Pork Pty Ltd;

-Oxdale Dairy Enterprise Pty Ltd;

-Rivalea (Australia) Pty Ltd

Industry Park Pty Ltd.

Customary covenants that may limit JBS Australia´s and Rivalea’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Credit facility AMI	Borrowers: -Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)
Credit facility WSF NAB	Borrowers: -White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)
Credit facility Mexico

Borrowers:

-Avícola Pilgrim’s Pride de Mexico, SA de CV.

Guarantors:

-Comercializadora de Carnes de Mexico, S de RL de CV;

-Pilgrim’s Pride de S de RL de CV;

-Pilgrim’s Operaciones Laguna S de RL de CV

		Customary covenants that may limit the Group´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the Group or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.	The facility also contains customary events of default. (1)
4° issuance of debentures CRA 5° issuance of debentures CRA 6° issuance of debentures CRA 7° issuance of debentures CRA	Borrowers: JBS S.A

Customary covenants that may limit the Group´s ability of certain subsidiaries to, among other things:

- incur certain additional indebtedness;, if the net debt/EBITDA in R$ exceeds 4.75/1.0;

- sell or dispose of certain assets;

- consolidate, merge or dissolve substantially all the assets;

- declare certain dividends, if the issuer is in default with respect to any of its pecuniary obligations under the terms of the indenture.

The facility also contains customary events of default. (1)

8° issuance of debentures CRA 9° issuance of debentures CRA 10° issuance of debentures CRA	Borrowers: JBS S.A

Standard contractual restrictions that may limit the Group’s ability, among other things, to:

-create liens;

-sell or transfer to third parties all or substantially all assets;

-carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties;

-pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture

The facility contains customary events of default. (1)

(1)

Customary events of default include failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

On December 2023, JBS Holding Lux merged with its wholly-owned direct subsidiary, JBS USA Lux S.A (“JBS Lux”), with JBS Holding Lux as the surviving entity. As a result, all obligations of JBS Lux are now obligations of JBS Holding Lux - including the BMO revolving credit facility, in which JBS Holding Lux became a borrower, and all senior unsecured notes, in which JBS Holding Lux became a issuer.

On December 2023 JBS USA Finance Inc (“JBS USA Finance”) was dissolved and consequently is no longer a borrower under the BMO revolving credit facility. At the beginning of 2024 JBS USA Finance was replaced by JBS Luxembourg Company Sarl (“JBS Luxembourg”), formerly JBS Luxembourg Sarl, in all JBS’s senior unsecured notes.

JBS standard issuers and guarantors

●	Senior unsecured notes co-issuers: JBS Holding Lux, JBS Luxembourg and JBS USA
●	Standard Guarantors to the senior unsecured notes and the revolving credit facility: JBS S.A., JBS Global Luxembourg S.à r.l. (“JBS Global Lux”), JBS Global Meat.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

The Group was in compliance with all of its debt financial covenant restrictions at December 31, 2023 and until the date that these financial statements were approved.

15.2 Reconciliation of movement of liabilities to cash flows arising from financing activities

	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2023
Loans and financing	15	(17,700,148)	(907,975)	(1,322,258)	(68,756)	(19,999,137)
Lease liability	11	(1,721,833)	354,947	(70,277)	(404,064)	(1,841,227)
Derivative liabilities	27	1,267	12,745	(8,639)	(61,829)	(56,456)
Margin cash	3	130,209	(26,602)	28,854	—	132,461
Profit reserves		(4,264,534)	(447,979)	—	1,125,294	(3,587,219)
Non-controlling interest		(645,970)	(6,318)	—	(30,454)	(682,742)
Total		(24,201,009)	(1,021,182)	(1,372,320)	560,191	(26,034,320)

	Note	Balance at January 1, 2022	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2022
Loans and financing	15	(16,578,829)	187,123	(1,141,271)	(167,171)	(17,700,148)
Lease liability	11	(1,506,043)	434,488	(75,883)	(574,395)	(1,721,833)
Derivative liabilities	27	(10,444)	261,739	(250,028)	—	1,267
Margin cash	3	223,162	(109,732)	16,779	—	130,209
Treasure shares		619,298	551,888	—	(1,171,186)	—
Profit reserves		(3,385,709)	872,802	—	(1,751,627)	(4,264,534)
Non-controlling interest		(660,796)	103,141	—	(88,315)	(645,970)
Total		(21,299,361)	2,301,449	(1,450,403)	(3,752,694)	(24,201,009)

	Note	Balance at January 1, 2021	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2021
Loans and financing	15	(12,682,415)	(3,064,966)	(670,660)	(160,788)	(16,578,829)
Lease liability	11	(1,174,686)	359,893	(25,066)	(666,184)	(1,506,043)
Derivative liabilities	27	(5,027)	(29,742)	19,080	5,245	(10,444)
Margin cash	3	—	136,045	87,117	—	223,162
Treasure shares		107,550	1,922,142	—	(1,410,394)	619,298
Profit reserves		(2,273,080)	905,378	—	(2,018,007)	(3,385,709)
Non-controlling interest		(660,438)	5,357	—	(5,715)	(660,796)
Total		(16,688,096)	234,107	(589,529)	(4,255,843)	(21,299,361)

(1)	The values presented as non-cash transactions refer to lease liabilities, allocation of net profit, and provisions.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	December 31, 2023	December 31, 2022

Taxes payable in installments	67,980	89,930
PIS / COFINS tax payable	32,835	30,218
ICMS / VAT / GST tax payable	35,335	28,081
Withholding income taxes	10,527	8,585
Others	91,693	98,425
Subtotal	238,370	255,239
Income taxes payable	83,247	91,070
Total	321,617	346,309

Breakdown:
Current liabilities	227,249	230,158
Non-current liabilities	94,368	116,151
	337,244	346,309

Decree 8,426/2015 - PIS/COFINS over financial income: In July 2015, the Group filed an injunction to suspend the enforceability of PIS and COFINS expenses related to financial income. The Decree 8,426/2015 reestablished the levy of PIS and COFINS on financial revenues obtained by companies subject to the PIS and COFINS non- cumulative regime, at the rates of 4.65%. In March, 2020, the STF (Federal Supreme Court) judged the Extraordinary Appeal n. 1.043.313/RS (Theme 939 of the General Repercussion and ADIN n. 5277/DF) and recognized the constitutionality of the rates established in Decree 8426/15, however, the sentence obtained by the Group has not yet been amended.

Although the Federal Supreme Court recognized the constitutionality of the PIS and COFINS rates established by Decree 8,426/15, the Group maintains the benefit obtained through the Writ of Mandamus until the sentence is amended. This scenario reflects the complexity and dynamics of the Brazilian tax system, where judicial decisions can significantly impact companies’ tax burden.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021
(Expressed in thousands of United States dollar)

As of December 31, 2023 the Group has recognized under the caption “Income taxes and other taxes payable” the amount of US$28,498 (US$29,478 as of December 31, 2022) regarding PIS/COFINS related to financial income.

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	December 31, 2023	December 31, 2022

Social charges in installments	489,520	431,054
Bonus and vacation along with related social charges	736,138	735,770
Salaries and related social charges	503,400	436,364
Others	58,626	50,817
	1,787,684	1,654,005
Breakdown:
Current liabilities	1,297,181	1,198,063
Non-current liabilities	490,503	455,942
	1,787,684	1,654,005

Labor taxes payable in installments: In December 2022, the Supreme Federal Court (STF), in a favorable decision regarding Direct Action of Unconstitutionality (ADI No. 4,395), declared the subrogation of the collection of social security contributions related to the Rural Worker Assistance Fund (FUNRURAL) from slaughterhouses, consumer companies, consignees, or production-acquiring cooperatives unconstitutional. As of December 31, 2023, the Group and its subsidiaries have recorded a provision of US$353,000 (US$328,000 as of December 31, 2022) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Group and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$252,000 in cash or through compensation of federal taxes recoverable.

The Group is still awaiting approval of the judgment minutes that will proclaim the result, as well as any effects modulation by the STF, which will define the period for which the decision will take effect.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

18 Dividends payable

The Group’s bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders, after the allocation of 5% for the legal reserve. The Group recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	December 31, 2023	December 31, 2022
Declared dividends on 2019 - Residual	—	2
Declared dividends on 2020 - Residual	5	7
Declared dividends on 2021 - Residual	12	18
Declared dividends on 2022 - Residual	8	8
Declared dividends on 2023 - Residual	373	—
Subtotal	398	35

The residual amount of dividends corresponds to the unpaid dividends due to a lack of updated payment information. This pending information related to some minority shareholders precludes the Group from fully paying the dividends declared. The Group sends notification to such shareholders to update their payment information so the amount can be paid. The reversal of dividends is absorbed under the caption “Profit reserves” due to the non-distribution after three years.

On June 19, 2023, the Group approved the distribution of a proposal for interim dividends referring to the net profit calculated on December 31, 2022, in the total amount of US$458.165, corresponding to US$ 0.21 (twenty-one cents) per common share, using the shareholder base on June 22, 2023. Interim dividends were paid to shareholders on June 29, 2023. The Group ended the year ended December 31, 2023 with an accumulated loss, therefore, there are no mandatory distributions of minimum dividends.

The distributed dividends per share were:

	2023	2022
Dividends to be distributed	458,165	872,800
Number of outstanding shares of share capital– ordinary shares	2,218,116,370	2,218,116,370
Dividends per share	0.21	0.39

19 Provisions for legal proceedings

The preparation of these consolidated financial statements requires Management to make estimates and assumptions regarding civil, labor and tax matters which affect the valuation of assets and liabilities at the reporting date, as well as the revenues and expenses during the reported period. Due to the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant judgment from the Management and the outcome may differ when liabilities are realized.

The Group is subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of probable losses, for these matters.

Provisions are recognized when losses are considered probable and the amount can be reliably measured. No provision is recognized if the risk of loss is assessed to be reasonably possible but not probable. Reasonably possible losses are disclosed in the notes to these financial statements. If the risk of loss is assessed as remote, no provision or disclosure is made.

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

	December 31, 2023	December 31, 2022

Labor	108,004	99,270
Civil	270,989	222,800
Tax and Social Security	134,400	105,420
Total	513,393	427,490

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Breakdown:
	December 31, 2023	December 31, 2022
Current liabilities	197,440	174,240
Non-current liabilities	315,953	253,250
	513,393	427,490

Changes in provisions:

	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023
Labor	99,270	60,835	(69,450)	9,654	7,695	108,004
Civil	222,800	143,009	(114,340)	14,992	4,528	270,989
Tax and social security	105,420	4,773	(704)	16,227	8,684	134,400
Total	427,490	208,617	(184,494)	40,873	20,907	513,393

	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022
Labor	96,551	47,771	(61,399)	9,622	6,725	99,270
Civil	281,135	106,831	(172,299)	4,329	2,804	222,800
Tax and social security	100,379	(9,383)	(3,018)	10,540	6,902	105,420
Total	478,065	145,219	(236,716)	24,491	16,431	427,490

	Balance at January 1, 2021	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2021
Labor	128,050	62,926	(91,134)	4,974	(8,265)	96,551
Civil	265,955	760,767	(729,084)	6,150	(22,653)	281,135
Tax and social security	88,084	15,485	(2,304)	4,139	(5,025)	100,379
Total	482,089	839,178	(822,522)	15,263	(35,943)	478,065

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Brazil

Corporate Lawsuits

Profits earned by foreign subsidiaries

Starting from 2016, the Brazilian tax authorities issued some assessments to JBS S.A. from charges related to profits earned abroad., which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. JBS S.A. clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that JBS S.A. disagrees with the criteria being applied by the inspection. JBS S.A. filed administrative objections that are awaiting judgment. Management understands that, considering historical values related to the dates of the assessments, for US$144,575, there are remote chances of loss and for the amount of US$2.3 billion there are possible chances of loss.

Decision on matters 881 and 885 by the Federal Supreme Court:

As of February 8, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal - STF) has assessed the matters 881 – Extraordinary Resources nº 949.297 and 885 – Extraordinary Resources nº 955.227 and unanimously ruled that a previous final decision favorable to companies regarding taxes paid on a continuous basis will lose its effect in case the STF subsequently decides otherwise. The Group also evaluated with the assistance of its legal advisors the matters of this decision, which covers social contribution (CSLL) and informs that it regularly collects the contribution. The Group also evaluated other taxes that fit the definition contained in the decision and there are no cases with a final and unappealable decision in favor of the Group and which have an unfavorable decision in the STF. Therefore, no provision was recognized.

United States

JBS USA Food Company

Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against Group, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (“Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18-cv-01776 (“Pork Antitrust Litigation”). The Group has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$57,3 million, each of which has received final approval from the Minnesota Court. The Group continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). The Group will seek reasonable settlements where they are available. To date, Group has recognized US$80,7 million to cover negotiated settlements with various Pork Opt Outs. Group recognized these settlement expenses within selling, general and administrative expenses in the Consolidated Statement of Income.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (“Beef Antitrust Litigation”). Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation. The Group has settled with two of the purported classes in the Beef Antitrust Litigation, for an aggregate total of US$77,0 million, each of which has received final approval from the Minnesota Court. Group and its affiliates continue to defend against the remaining classes, direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”). The Group will seek reasonable settlements where they are available. To date, Group has accrued US$21,4 million to cover negotiated settlements with various Beef Opt Outs. Group recognized these settlement expenses within selling, general and administrative expenses in the Consolidated Statement of Income.

On November 11, 2022, a purported class action lawsuit was filed against Group and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (“Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. Group agreed to settle all claims made by the purported class for US$55,0 million, though the agreement is still subject to approval by the Colorado Court. The Group reached a settlement to resolve the claims for a total amount of US$55,0 million. In March 2024, the settlement was finalized and approved by the Colorado Court.

U.S. State Matters

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against Group based on allegations similar to those asserted in the Pork Antitrust Litigation. Group has answered both of the complaints and continues to litigate.

US Federal Matters

On December 23, 2020 and October 29, 2021, Group received civil investigative demands (“CIDs”) from the U.S. Department of Justice (“DOJ”) related to the fed cattle and beef packing industry. The Group cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ.

Tax Claims and Proceedings

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No expenses has been recorded for the amounts considered in the assessment at this time.

PPC

U.S. Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (“Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (“Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$195,5 million, each of which has received final approval from the Illinois Court. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, Group has recognized an expense of US$537,4 million to cover settlements with various Broiler Opt Outs. The Group recognizes these settlement expenses within selling, general and administrative expense in the Consolidated Statements of Income.

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (“Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. PPC entered into an agreement to settle all claims made by the consolidated purported class for US$29,0 million, though the agreement is still subject to final approval by the Maryland Court. The Group recognizes these settlement expenses within selling, general and administrative expense in the Consolidated Statements of Income.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers, which was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. The Group, therefore continues to litigate against the putative class plaintiffs.

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado (“Colorado Court”) against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (“Hogan Litigation”). The complaint alleges, among other things, that PPC’s Securities and Exchange Commission filings contained statements that were rendered materially false and misleading.The Group continues to litigate against the putative class plaintiffs.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. The Group is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs.

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. The Group will seek reasonable settlements where they are available. To date, the group has recognized an expense of US$11 million to cover settlements with these states. The Group recognizes these settlement expenses in selling, general and administrative expense in the Consolidated Statements of Income.

U.S. Federal Matters

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. The Group is cooperating with the DOJ in its investigations and CID. The DOJ has informed Group that it is likely to file a civil complaint pursuant to at least one of these investigations.

Mexico Tax Claims and Proceedings

During 2014 and 2015, the Mexican Tax Administration Service (“SAT”) opened a review of PPC Mexico with regard to tax years 2009 and 2010. In both instances, the SAT claims that controlled company status did not exist for certain subsidiaries because PPC Mexico did not own 50% of the shares in voting rights of Incubadora Hidalgo, S. de R.L de C.V. and Comercializadora de Carnes de México S. de R.L de C.V. (both in 2009) and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). PPC Mexico appealed the opinion, and on January 31, 2023, the appeal as to tax year 2009 was dismissed by the Mexico Supreme Court. Accordingly, PPC paid US$25,9 million for tax year 2009. The opinion for tax year 2010 is still under appeal. The group has recorded a tax provision of US$17,2 million in connection therewith.

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the U.S. to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments, which is still pending. Amounts under appeal are approximately US$287,1 million for each of the two tax assessments. No loss has been recorded for these amounts at this time.

Other proceedings with possible outcome

As of December 31, 2023, the Group has other ongoing proceedings in the amount of US$3.14 billion (US$2.91 billion as of December 31, 2022) which refer to civil, tax and labor proceedings whose loss potential, with the assistance of its legal advisors, is possible, for which management has not recognized a provision.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

20 Equity

a. Share capital: Share capital on December 31, 2023 and December 31, 2022 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the year ended at December 31, 2023.

	December 31, 2023		December 31, 2022		December 31, 2021
	Quantity	US$ thousand	Quantity	US$ thousand	Quantity	US$ thousand
Initial balance	2,218,116,370	13,177,841	2,373,866,570	13,177,841	2,623,373,646	13,177,841
Cancellation of treasury shares	—	—	(155,750,200)	—	(249,507,076)
Final balance	2,218,116,370	13,177,841	2,218,116,370	13,177,841	2,373,866,570	13,177,841

b. Capital reserves:

b1. Premium on issue of shares: Refers to the difference between the subscription price that the stockholders pay for the shares and their fair value;

b2. Capital transaction: Includes transactions resulting from equity changes resulting from the repurchase of PPC shares and the compensation plan with shares of subsidiaries.

c. Other reserves: Refers to revaluations of fixed assets prior to IFRS adoption. Other reserves are transferred to retained earnings in proportion with the realization of revalued assets through depreciation, disposal and retirement.

c. Profit reserve:

d1. Treasury shares:

Treasury share activity were as follows:

	December 31, 2022		December 31, 2021
	Quantity	US$ thousand	Quantity	US$ thousand
Balance at the beginning of the period	80,062,600	619,298	12,848,500	107,550
Purchase of treasury shares	97,687,600	719,393	396,907,500	1,922,142
Disposal of treasury shares	(22,000,000)	(169,408)	(80,000,000)	(713)
Treasury shares used in stock option plan (1)	—	—	(186,324)	—
Cancellation of treasury shares	(155,750,200)	(1,121,507)	(249,507,076)	(811)
Exchange variation	—	(47,776)	—	(1,408,870)
Balance at the end of the period	—	—	80,062,600	619,298

(1)	Refers to treasury shares for stock options exercised effectively.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

For the year ended at 31, December, 2023 there were no treasury shares transactions.

d2. Dividends: On June 19, 2023, the Group approved the distribution of proposed interim dividends related to the net profit as of December 31, 2022, in the total amount of US$458,165, corresponding to US$0.21 per ordinary share, using the shareholder base as of June 22, 2023. The interim dividends were paid to shareholders on June 29, 2023. The Group closed the year ended December 31, 2023, with an accumulated loss; therefore, there is no requirement to distribute minimum dividends.

d3. Legal reserve: In accordance with the Brazilian Corporate Law and the Group’s by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

d4. Investments statutory: Consists of the remaining balance of the net income accumulated over time after the computation of the legal reserve and dividend distribution. The purpose of this reserve is to provide funds for the investment in operating assets, absorb losses and repurchase of the own shares (to remain in treasury or cancelation) and this reserve cannot exceed the share capital.

d5. Tax incentive reserve: Arise from investments grants given by State governments such as partial or full reduction of in the calculation basis of certain goods in the production chain, in accordance with the regulations of each State. The amounts related to tax incentive recorded as income in the statements of income, if used to reduce profit taxes, they will be transferred from retained earnings to the tax incentive reserve in the years in which the Group presents net income in a higher amount of the reclassification amount.

During the year ended on December 31, 2023, the Group and its subsidiaries recorded government subsidies in the amount of US$820,028, from this amount, US$20,147 million from the indirect subsidiary Seara was constituted on tax incentives because the Group reported a profit in the fiscal year 2023. The difference of US$799,881 million will be recognized in the tax incentive reserve account as the accumulated loss is absorbed by future profits, and this amount will reduce the value of dividends in subsequent periods.

e. Other comprehensive income: Composed by gain on cash flow hedge, Gains (losses) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, loss on net investment in foreign operations and gain on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Net investment of foreign operations: The Group has certain intercompany loans balances with a foreign subsidiary which will not be settled through cash but with equity transactions, such as capital increase or reduction. Therefore, these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of net investment, during the period.

f. Non-controlling interest: Material non-controlling interest as of December 31, 2023 consisted of the 17.5% (17.3% as of December 31, 2022), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of December 31, 2023 (82.7% as of December 31, 2022) of the total. The profit allocated to the PPC non-controlling interest was US$67,153, US$147,429 and US$6.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The accumulated non-controlling interest in PPC was US$728,551 as of December 31, 2023 (US$639,664 as of December 31, 2022). For the year ended December 31, 2023, purchase of treasury stock by PPC was nil (US$89,216 for the year ended December 31, 2022). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated.

	2023	2022	2021

Net Revenue	17,362,217	17,468,377	14,777,458
Net Income	322,317	746,538	31
Net cash provided by operating activities	677,877	669,863	326,459

Total assets	9,810,361	9,255,769	8,913,205
Total liabilities	6,465,784	6,402,493	6,324,271

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

21 Net revenue

The vast majority of the Group’s revenue is derived from contracts which are based upon a customer ordering our products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. The Group accounts for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by the Group.

The Group evaluates the transaction for distinct performance obligations, which are the sale of its products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue. There are instances of customer pick-up at the Group’s facility, in which case control transfers to the customer at that point and the Group recognizes revenue. The Group’s performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration i.e. discounts, rebates, incentives and the customer’s right to return products. Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. The Group may incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

The Group receives payments from customers based on terms established with the customer. Payments are typically due within 25 days of delivery for domestic accounts and 39 days for international accounts.

The Group disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information:

(i) Domestic sales refers to internal sales of each geographical location;

(ii) Export sales refers to external sales of each geographical location;

(iii) Segment information as disclosed in Note 23.

The Group also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken Pilgrim’s Pride, Australia and Others to align with our segment presentation in Note 23.

Revenue by significant category are as follows:

	2023	2022	2021
Domestic sales	54,501,282	53,478,460	48,118,921
Export sales	18,416,841	19,135,450	16,923,785
NET REVENUE	72,918,123	72,613,910	65,042,706

Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	2023	2022
Trade accounts receivable	4	3,390,856	3,878,125
Contract liabilities		(324,598)	(215,479)
Total customer contract revenue		3,066,258	3,662,646

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

22 Net finance expense

Net finance expense includes (i) interest payable on lease liabilities and borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 27—Risk management and financial instruments, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies.

	2023	2022	2021
Gains / (losses) from exchange rate variation	57,525	415,570	(595)
Fair value adjustments on derivatives	82,928	(343,573)	46,716
Interest expense (1)	(1,732,928)	(1,342,486)	(975,164)
Interest income (2)	326,442	268,418	144,326
Bank fees and others	(87,372)	(239,627)	(153,762)
	(1,353,405)	(1,241,698)	(938,479)

Finance income	584,216	808,612	430,707
Finance expense	(1,937,621)	(2,050,310)	(1,369,186)
	(1,353,405)	(1,241,698)	(938,479)

(1)	For the year ended December 31, 2023, 2022 and 2021 the amount of US$1,183,852, US$909,942 and US$786,388 , respectively, refers to interest expenses from loans and financings.
(2)	For the year ended December 31, 2023,2022 and 2021 the amount of US$117,866, US$110,677 and US$61,024 , respectively, refers to interest income from present value adjustments. In addition, for the year ended December 31, 2023, the amount of US$105,839 (US$68,478 and US$24,156 for the year ended December 31, 2022 and 2021 respectively), refers to interest income from short-term investments.

23 Earnings (loss) per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held.

	2023	2022	2021
Net income attributable to Company shareholders	(198,869)	2,997,488	3,811,442
Weighted average common shares	2,218,116	2,254,345	2,516,008
Weighted average - treasury shares	—	(23,933)	(36,817)
Weighted average - common shares outstanding	2,218,116	2,230,412	2,479,191

Basic and diluted earnings (loss) per share - (US$)	(0.09)	1.34	1.54

24 Share-based compensation

PPC - Share Based Compensation Plan

PPC operates an employee performance-based compensation plan, which provides for the granting of share-based awards to directors and other employees of PPC, members of the Board of Directors and any consultants. The awards granted consist of “incentive stock options,” which are nonqualified stock options (NSO), appreciation shares, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

Share-based awards are converted into shares of PPC common stock shortly after the award is granted. The cost of remuneration to be recognized in the case of granting shares is determined by multiplying the number of awards granted by the closing price of a common share of PPC on the award grant date. Share-based awards (phantom shares) are converted into cash shortly after the award is granted. The cost of compensation to be recognized in the case of cash payment is determined by first multiplying the number of awards granted by the closing price of a share of PPC common stock on the award grant date. However, the same is adjusted on each subsequent date (i.e., expiration date, vesting date or period end date) by multiplying the number of awards granted by the closing price of a share of PPC common stock on that date. The President of the PPC establishes the criteria for granting options and selecting employees. The number of grantable shares authorized by the plan is limited to 2% of PPC’s share capital.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

For the year ended December 31, 2023, the expenses recognized related to compensation plans with payment in shares and cash were US$5,728 and US$1,888, respectively (US$5,729 and US$1,341 respectively for the year ended December 31, 2022).

The following table presents the changes of restricted stock units (“RSUs”):

	December 31, 2023		December 31, 2022
Equity-based compensation, paid in shares	Number	Price	Number	Price
Initial balance	993	22.00	554	20.4
Grants	324	23.67	405	23.88
Exercised	(378)	22.25	(266)	23.25
Shares reissued	(28)	24.99	300	23.52
Ending balance	911	22.4	993	22

	December 31, 2023		December 31, 2022
Equity-based compensation, cash-settled	Number	Price	Number	Price
Initial balance	377	23.8	574	27.55
Grants	158	24.21	269	22.09
Exercised	(196)	25.27	(139)	27.55
Cancelled	(97)	22.81	(327)	24
Ending balance	242	27.66	377	23.80

There were no changes to premiums in the years ended December 31, 2023 and 2022.

The total fair values of equity awards and equity-based awards were US$9,300 on December 31,2023 (US$7,500 on December 31,2022) and US$5,000 (US$5,600 on December 31,2022), respectively. As of December 31, 2023, the total unrecognized compensation cost related to all unexercised share-based awards was US$9,000 (US$10,161 on December 31,2022), whose cost must be recognized over a weighted average period of 1.93 years (2.17 years on December 31,2022). As of December 31, 2023, the total unrecognized compensation cost related to all unexercised cash-based share-based awards was US$4,100 (US$2,674 on December 31, 2022), the cost of which must be recognized over a weighted average period of 1.73 years (1.60 years on December 31, 2022).

Historically, PPC has issued new shares, rather than treasury shares, for the share-based award.

The expected life of stock options is based on historical data and current expectations that are not necessarily indicative of exercises that may occur in the future. Expected volatility reflects the premise that historical volatility is indicative of future trends, which may not be the case.

25 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these consolidated financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity accounted investees, net of tax; exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements described in note 19; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of restructuring and exclusion of certain other operating income (expense), net.; and exclusion J&F Leniency expenses refund.

Brazil: this segment includes all the operating activities of the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: This segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). This segment also sells value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). This segment also operates lamb, pork, and fish, processing facilities in Australia and New Zealand including Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: Includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operating segment are as follows:

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,141,171	8,272,546	23,303,052	7,713,828	17,347,956	6,209,012	893,459	74,881,024	(1,962,901)	72,918,123
Adjusted EBITDA(1)	469,250	364,494	114,236	526,949	1,536,039	454,707	(5,207)	3,460,468	(2,583)	3,457,885

	2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,414,350	8,324,233	22,069,092	8,153,051	17,455,092	6,323,297	842,036	74,581,151	(1,967,241)	72,613,910
Adjusted EBITDA(1)	468,933	896,744	2,081,676	756,284	2,084,557	443,880	(7,887)	6,724,187	(2,182)	6,722,005

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	2021
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	9,989,966	6,773,847	21,443,400	7,626,244	14,765,111	5,344,942	712,984	66,656,494	(1,613,788)	65,042,706
Adjusted EBITDA(1)	431,868	714,668	4,511,948	786,007	1,691,656	327,573	24,729	8,488,449	(2,033)	8,486,416

(*)	Includes intercompany and intersegment transactions.
(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	2023	2022	2021
Operating profit	1,084,140	4,783,391	5,984,069
Depreciation and amortization	2,149,066	1,907,923	1,673,216
Antitrust agreements (1)	102,500	101,447	792,700
Donations and social programs(2)	18,166	23,942	27,311
J&F Leniency expenses refund (3)	—	(93,786)	—
Impairment of assets (4)	26,268	17,396	—
Restructuring(5)	53,275	—	—
Other operating income (expense), net (6)	24,470	(18,308)	9,120
Elimination	2,583	2,182	2,033
Total Adjusted EBITDA for operating segments	3,460,468	6,724,187	8,488,449

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 26 – Expenses by nature.
(3)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax.
(4)	Refers to the impairment of assets related to Planterra’s plant closure during the year ended at 2023.
(5)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(6)	Refers to various adjustments, mainly abroad, such as expenses related to acquisitions, insurance indemnities, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	2023
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	43,121,198	18,160,466	5,771,385	5,979,750	264,904	73,297,703	(379,579)	72,918,124
Total assets	17,525,543	17,674,813	5,771,385	5,896,287	2,088,347	48,956,375	(6,378,541)	42,577,834

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	2022
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	42,934,979	19,022,041	6,373,122	5,588,847	189,715	74,108,704	(1,494,794)	72,613,910
Total assets	28,967,943	16,883,845	3,611,682	5,036,017	2,158,279	56,657,766	(16,772,255)	39,885,511

	2021
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	43,834,755	16,763,813	5,344,942	597,098	115,886	66,656,494	(1,613,788)	65,042,706
Total assets	23,641,965	15,778,101	3,520,751	5,042,651	2,082,577	50,066,045	(12,927,637	50,066,045

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

26 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(55,435,841)	(52,469,159)	(45,129,164)
Salaries and benefits	(7,641,355)	(6,951,628)	(6,178,825)
Depreciation and amortization	(1,873,776)	(1,649,450)	(1,445,850)
	(64,950,972)	(61,070,237)	(52,753,839)
Selling
Freight and selling expenses	(3,848,089)	(3,970,687)	(2,994,516)
Salaries and benefits	(302,395)	(242,342)	(179,489)
Depreciation and amortization	(63,990)	(62,188)	(57,037)
Advertising and marketing	(313,736)	(337,873)	(250,319)
Net impairment losses	(7,748)	(2,477)	(10,277)
Commissions	(58,376)	(66,122)	(60,117)
	(4,594,334)	(4,681,689)	(3,551,755)
General and administrative
Salaries and benefits	(1,247,927)	(1,297,972)	(1,117,757)
Fees, services purchased and general expenses	(735,386)	(670,385)	(712,694)
Depreciation and amortization	(211,095)	(196,288)	(170,793)
DOJ - department of justice and Antitrust agreements	(102,500)	(101,446)	(792,625)
Donations and social programs (1)	(18,166)	(22,891)	(18,278)
JBS Fund For The Amazon	—	(1,049)	(9,035)
	(2,315,074)	(2,290,031)	(2,821,182)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.

For the year ended December 31, 2023, the Group incurred expenses with internal research and development, in the amount of US$5,135 (US$8,311 and US$21,023 for the year ended December 31,2022 and 2021).

For the year ended December 31, 2023 and 2022, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

27 Risk management and financial instruments

Financial instruments:

The Group recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them:

1.

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Group classifies mainly “CDBs and treasury bills” and “Derivative financial instruments”.

2.

Amortized cost: Represent financial assets and liabilities which Group’s business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or due to changes in the expected credit losses. In this category the Group classifies mainly “Trade accounts receivable”, “Cash and cash equivalents”, “Trade accounts payable” and “Loans and financing”.

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

The Group uses the measurement principles described in Note 2.6 – Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

Financial instruments:

Financial instruments are recognized in the consolidated financial statements as follows:

	Note	December 31, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	3	2,642,258	1,343,149
National treasury bills	3	210,716	109,662
Derivative assets		169,736	108,505
Amortized cost (2)
Cash at banks	3	1,830,814	1,144,741
Margin cash	3	18,191	59,088
Trade accounts receivable	4	3,390,856	3,878,125
Related party receivables	8	118,554	182,268
Total		8,381,125	6,825,538
Liabilities
Amortized cost
Loans and financing	15	(19,999,137)	(17,700,148)
Trade accounts payable and supply chain finance	14	(6,205,119)	(6,531,731)
Lease		(1,841,227)	(1,721,833)
Other financial liabilities		(104,043)	(11,876)
Fair value through profit or loss
Derivative liabilities		(144,251)	(107,238)
Total		(28,293,777)	(26,072,826)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost; (ii) the trade accounts receivable are short-term and net of expected losses.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.

	December 31, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	206,650	2,435,608	2,642,258	—	1,343,149	1,343,149
National treasury bills	210,716	—	210,716	109,662	—	109,662
Derivative assets	—	169,736	169,736	—	108,505	108,505

Financial liabilities
Derivative liabilities	—	144,251	144,251	—	107,238	107,238

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2023 and December 31, 2022, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	December 31, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 5.85% PPC 2027	—	—	—	850,000	99.55%	846,175
Notes 2.50% JBS Lux 2027	1,000,000	92.10%	920,960	1,000,000	86.90%	869,040
Notes 5.13% JBS Lux 2028	900,000	99.66%	896,931	900,000	95.13%	856,188
Notes 3.00% JBS Lux 2029	600,000	88.24%	529,440	600,000	84.02%	504,108
Notes 6.5% JBS Lux 2029	77,973	99.27%	77,406	77,973	98.16%	76,537
Notes 5.5% JBS Lux 2030	1,250,000	98.55%	1,231,875	1,250,000	95.40%	1,192,475
Notes 3.75% JBS Lux 2031	500,000	86.45%	432,250	500,000	82.46%	412,280
Notes 4.25% PPC 2031	1,000,000	90.27%	902,650	1,000,000	86.39%	863,940
Notes 3.00% JBS Lux 2032	1,000,000	81.66%	816,560	1,000,000	77.61%	776,110
Notes 3.62% JBS Lux 2032	1,000,000	85.60%	856,030	1,000,000	82.24%	822,410
Notes 3.5% PPC 2032	900,000	84.47%	760,203	900,000	80.72%	726,498
Notes 5.75% JBS Lux 2033	2,050,000	99.35%	2,036,736	2,050,000	95.41%	1,955,885
Notes 6.25% PPC 2033	1,000,000	102.90%	1,029,020	—	—	—
Notes 6.75% JBS Lux 2034	1,600,000	105.27%	1,684,368	—	—	—
Notes 6.87% PPC 2034	499,999	108.05%	540,230	—	—	—
Notes 4.37% JBS Lux 2052	900,000	74.36%	669,204	900,000	—	646,182
Notes 7.25% JBS Lux 2053	900,000	109.34%	984,060	—	—	—
Notes 6.50% JBS Lux 2052	1,550,000	100.71%	1,560,989	1,550,000	96.79%	1,500,276
	16,727,972		15,928,912	13,577,973		12,048,104

Finance income (expense) by category of financial instrument:

	2023	2022	2021
Fair value through profit or loss	204,573	(277,875)	77,969
Amortized cost	(1,566,845)	(963,823)	(1,019,327)
Total	(1,362,272)	(1,241,698)	(941,358)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Risk management:

The Group during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial results for the Group and proposing strategies to mitigate those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a	Market Risk:

The exposure to market risk is continuously monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries. In these cases, Group may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third-party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Group’s net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

a1.	Interest rate risk

Interest rate risk is related to potentially adverse results that Group may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Group primarily has assets and mainly liabilities exposed to variable interest rates like the CDI Interbank Deposit Certificate), IPCA (Extended National Consumer Price Index) and TJLP (Long Term Interest Rate), among others. The Group’s Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The quantitative data referring to the risk of exposure to the Group’s interest rates on December 31, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of December 31, 2023 and December 31, 2022 are shown below:

	December 31, 2023	December 31, 2022
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	(60,676)	(5,882)
Credit note - export	(217,648)	(441,125)
Rural - Credit note - Prefixed	(1,208)	(800)
Related party transactions	624	1,502
CDB-DI (Bank certificates of deposit)	943,526	676,961
Margin cash	31,566	74,237
Treasury bills	—	23,774
Subtotal	696,184	328,667
Derivatives (Swap)	(1,427,374)	(1,220,527)
Total	(731,190)	(891,860)
Liabilities exposure to the LIBOR rate:
Prepayment	—	(292,209)
FINIMP	—	(2,823)
PPC term loan	—	(478,916)
Working Capital - Dollars	—	(3,190)
Subtotal	—	(777,138)
Derivatives (Swap)	—	295,353
Total	—	(481,785)
Net exposure to the IPCA rate:
Treasury bills	27,716	14,767
CRA - Agribusiness Credit Receivable Certificates	(2,101,681)	(1,609,636)
Margin cash	51,751	15,237
Related party transactions	117,930	104,100
Subtotal	(1,904,284)	(1,475,532)
Derivatives (Swap)	1,423,667	1,365,001
Total	(480,617)	(110,531)
Assets exposure to the CPI rate:
Margin cash	49,144	40,469
Total	49,144	40,469
Liabilities exposure to the SOFR rate:
Prepayment	(280,971)	(161,410)
Prepayment - exchange agreement	(2,915)	—
Total	(283,886)	(161,410)
Liabilities exposure to the TJLP rate:
Working Capital	(771)	(647)
Total	(771)	(647)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Sensitivity analysis as of December 31, 2023:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	11.65%	11.70%	(340)	14.56%	(20,839)	17.48%	(41,671)
IPCA	Increase	4.68%	4.69%	(63)	5.85%	(5,496)	7.02%	(10,992)
CPI	Decrease	3.10%	3.09%	(4)	2.33%	(372)	1.55%	(745)
SOFR	Increase	5.38%	5.38%	(11)	6.73%	(3,732)	8.07%	(7,464)
				(418)		(30,439)		(60,872)

			December 31, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value
Swap	LIBOR	—	—	—	—	—	288,889	295,353	(280,251)	15,102
	CDI	2023	—	—	—	—	76,662	80,523	(77,551)	2,972
	CDI	2024	181,769	189,067	(189,571)	(504)	—	—	—	—
	IPCA	—	111,031	142,472	(111,625)	30,847	103,021	123,845	(98,448)	25,397
	IPCA	2027	79,937	94,520	(85,402)	9,118	74,171	80,302	(80,025)	277
	IPCA	2028	91,298	108,777	(100,034)	8,743	84,712	92,333	(93,764)	(1,431)
	IPCA	2030	289,179	350,639	(328,591)	22,048	268,317	296,304	(307,264)	(10,960)
	IPCA	2031	288,874	333,981	(326,029)	7,952	274,067	283,731	(300,700)	(16,969)
	IPCA	2032	87,821	103,620	(105,459)	(1,839)	172,490	177,699	(186,308)	(8,609)
	IPCA	2036	18,824	23,487	(24,650)	(1,163)	19,166	19,524	(21,408)	(1,884)
	IPCA	2037	214,822	266,169	(267,639)	(1,470)	243,786	291,262	(311,581)	(20,319)
			1,363,555	1,612,732	(1,539,000)	73,732	1,605,281	1,740,876	(1,757,300)	(16,424)

a2.	Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Group may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Risk Management Department enters into transaction with derivative instruments previously approved by the Board of Directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. The Board of Directors has approved the use of future contracts, NDFs (non deliverable forwards), DFs (Deliverable forwards), and swaps that may be applied to hedge loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than the entity’s. functional currency. The primary exposures to exchange rate risk are in US Dollars (US$), Euro (€), British Pound (£), Mexican Pesos (MXN) and Australian Dollars (AU$).

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2023, and 2022 are presented below along with the notional amounts of derivative contracts intended to offset the exposure, in accordance with the Group’s Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Real.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

	USD		EUR		GBP		MXN		AUD
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	1,570,813	737,591	68,154	40,184	20,102	12,202	271,503	122,588	42	7
Trade accounts receivable	579,651	1,173,723	147,839	136,478	49,743	51,302	134,113	126,037	241	86
Sales orders	916,595	597,296	73,564	41,964	217,509	13,379	—	—	—	—
Trade accounts payable	(174,781)	(154,283)	(74,963)	(92,271)	(15,846)	(18,799)	(267,433)	(52,346)	(320)	(118)
Purchase orders	(56,710)	(61,679)	(18,012)	(12,181)	—	—	—	—	—	—
Operating subtotal	2,835,568	2,292,648	196,582	114,174	271,508	58,084	138,183	196,279	(37)	(25)
FINANCIAL
Margin cash	—	269	—	—	—	—	—	—	—	—
Advances to customers	(111,368)	(36,204)	(12,621)	(856)	(511)	—	—	—	—	—
Loans and financing	(306,798)	(1,362,474)	(3,218)	(4,986)	—	—	—	—	—	—
Financial subtotal	(418,166)	(1,398,409)	(15,839)	(5,842)	(511)	—	—	—	—	—
Operating financial subtotal	2,417,402	894,239	180,743	108,332	270,997	58,084	138,183	196,279	(37)	(25)

Related party transactions, net	—	—	—	289,556	—	—	—	—	—	—
Total exposure	2,417,402	894,239	180,743	397,888	270,997	58,084	138,183	196,279	(37)	(25)
DERIVATIVES
Future contracts	(250,788)	(103,000)	(137,070)	(103,490)	(44,142)	—	—	—	—	—
Deliverable Forwards (DF’s)	(398,024)	(463,371)	67,303	84,013	(14,369)	(5,208)	—	(291,377)	2,846	943
Non-Deliverable Forwards (NDF’s)	(1,306,760)	3,029	5,071	(11,834)	(97,124)	(19,761)	—	—	—	—
Swap	—	15,101	—	—	—	—	—	—	—	—
Total derivatives	(1,955,572)	(548,241)	(64,696)	(31,311)	(155,635)	(24,969)	—	(291,377)	2,846	943
NET EXPOSURE IN US$	461,830	345,998	116,047	366,577	115,362	33,115	138,183	(95,098)	2,809	918

Net debt in foreign subsidiaries (1)	(14,775,198)	(12,816,599)	—	—	—	—	—	—	—	—

(1)	The Group includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Real in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Group, and consequently the leverage indicators.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

a2.1.	Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1	US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	4.8413	4.7621	(45,314)	3.6310	(692,836)	2.4207	(1,385,677)
Financial	Depreciation	4.8413	4.7621	(3,573)	3.6310	(54,636)	2.4207	(109,272)
Derivatives	Depreciation	4.8413	4.7621	31,251	3.6310	477,820	2.4207	955,643

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity
Net debt in foreign subsidiaries	Depreciation	4.8413	4.9205	(241,589)	6.0516	(3,693,815)	7.2620	(7,387,599)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	52,199	(250,788)	(2,078)	51	490	(872)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(398,024)	(398,024)	29,150	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(1,306,760)	(1,306,760)	13,975	3029	15804	(339)

a2.1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.3516	5.2638	(3,153)	4.0137	(48,033)	2.6758	(96,065)
Financial	Depreciation	5.3516	5.2638	254	4.0137	3,870	2.6758	7,740
Derivatives	Appreciation	5.3516	5.2638	1,038	4.0137	15,808	2.6758	31,616

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Non-Deliverable Forwards	Euro	Long	(1,157)	5,071	513	78,708	85,306	3,443
Deliverable Forwards	Euro	Short	12,576	67,303	(1,885)	(11,087)	(12,016)	9

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

a2.1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.1586	6.0564	(4,405)	4.6190	(66,340)	3.0793	(132,680)
Financial	Depreciation	6.1586	6.0564	8	4.7134	125	3.1423	250
Derivatives	Depreciation	6.1586	6.0564	2,525	4.6190	38,028	3.0793	76,055

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(2,333)	(14,369)	202	(829)	(4,869)	(193)
Non-Deliverable Forwards	British pound	Short	(15,771)	(97,124)	(579)	(3,147)	(18,476)	1,357

a2.1.4 MXN - Mexican Peso (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	0.2856	0.2815	(1,962)	0.2142	(33,763)	0.1428	(67,527)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (US$)	Fair value	Notional (MXN)	Notional (US$)	Fair value

Deliverable Forwards	Mexican peso	Short	—	—	—	(1,092,527)	(272,434)	(30,362)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

a2.1.5 AUD - Australian Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Depreciation	3.2882	3.2319	1	2.4662	9	1.6441	18
Derivatives	Appreciation	3.2882	3.2319	(48)	2.4662	(695)	1.6441	(1,391)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value

Deliverable Forwards	Australian dollar	Long	865	2,846	(1)	266	943	5

b. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Biological assets are a very important raw material used by the Group. In order to maintain future supply of these materials, the Group participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Group use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. The G takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

b.1 Position balance in commodities (cattle) contracts of JBS S.A.:

Given the nature of its operations, the Group is exposed to volatility in cattle prices, where price fluctuations arise from factors beyond the Group’s control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Group may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Group’s exposure to cattle price fluctuation as of December 31, 2023, are presented below in accordance with the Group’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

Exposure in Commodities (Cattle)	December 31, 2023	December 31, 2022
Firm contracts of cattle purchase	—	2,873
Subtotal	—	2,873
DERIVATIVES
Future contracts	(101)	(385)
Subtotal	(101)	(385)
NET EXPOSURE	(101)	2,488

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Sensitivity analysis as of December 31, 2023:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Cattle depreciation	52	55	(5)	65	(25)	78	(49)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Long	(6)	(101)	—	21	(385)	(19)

b2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

Seara Alimentos is exposed to price volatility of grain, which changes based on factors beyond the management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others.

Seara Alimentos, in accordance with its policy of inventory management, started the strategy of managing the risk of grain’s price by actively monitoring the Group´s grains needs, including expectations of future consumption, anticipated purchases, combined with future market operations, by hedging with grain futures on B3, CME and Over the Counter (OTC), through Non-Deliverable Forwards (NDFs), in order reduce price volatility.

Management’s estimate at the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2023, 2022 and, 2021 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

EXPOSURE in Commodities (Grain)	December 31, 2023	December 31, 2022	December 31, 2021
OPERATING
Purchase orders	114,097	224,766	346,574
Subtotal	114,097	224,766	346,574
DERIVATIVES
Future contracts	—	(948)	(17,218)
Brazil Cash basis	—	—	3,542
Non-Deliverable Forwards	—	(30,990)	(202,375)
Subtotal	—	(31,938)	(216,051)
NET EXPOSURE	114,097	192,828	130,523

Sensitivity analysis as of December 31, 2023:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(2.19)%	(2,451)	(25.00)%	(27,878)	(50.00)%	(55,756)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	—	—	—	520	(948)	(2,448)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(30,990)	684

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

b3. Hedge accounting of Seara Alimentos:

b3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the statement of financial position when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of income:

Cost of sales before hedge accounting adoption	(7,798,858)	(7,303,648)

Derivatives operating income (loss)	31,693	61,857
Currency	1,441	10,103
Commodities	30,252	51,754
Cost of sales with hedge accounting	(7,767,165)	(7,241,791)

Financial income (expense), net excluding derivatives	(77,411)	(45,390)

Derivatives financial income (expense), net	14,405	(46,354)
Currency	39,968	(61,277)
Commodities	(24,357)	26
Interest	(1,206)	14,897

Financial income (expense), net	(63,006)	(91,744)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(537)	(7,800)
Currency	39	(2,622)
Commodities	(576)	(5,178)

Gain (loss) on cash flow hedge	7,882	(48,526)
Deferred income tax on hedge accounting		16,499
Total of other comprehensive income (expense)	7,882	(32,027)

Hedge cash flow movement	December 31, 2022	OCI	December 31, 2023
Hedge accounting operations at the parent company	(7,992)	7,482	(510)
(-) IR/CS	2,717	(2,544)	173
Impact of Hedge Operations on Subsidiaries	272	(272)	—
	(92)	92	—
Impact of Hedge Operations on Subsidiaries	(5,095)	4,758	(337)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statement of financial position:
Derivative (liabilities)/assets	—	(1,765)

Financial instruments designated as hedge accounting:
Commodities	—	(1,765)
Currency	—	—
Derivative (liabilities)/assets	4,473	18,073

Financial instruments not designated as hedge accounting:
Exchange	4,977	—
Interest	(504)	18,073

Other comprehensive income (expense)	(550)	(7,720)
Currency	39	(2,595)
Commodities	(589)	(5,125)

Inventories	6,577	6,951
Currency	136	2,298
Commodities	6,441	4,653

Open amounts in statement of financial position of derivative assets and liabilities:

	December 31, 2023	December 31, 2022
Assets:
Not designated as hedge accounting	—	18,074
Interest	—	18,074

Current assets	4,977	13,267
Non-current assets	—	4,807

(Liabilities):
Designated as hedge accounting	750	1,764
Commodities	—	1,764
interest	750	—
Current liabilities	—	1,765

Not designated as hedge accounting
Currency	504	—
interest	504	—

b4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	December 31, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	3,230,355	2,514,530
Subtotal	3,230,355	2,514,530
DERIVATIVES
Deliverable Forwards	389,130	(154,278)
Subtotal	389,130	(154,278)
NET EXPOSURE	3,619,485	2,360,252

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

Sensitivity analysis as of December 31, 2023:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (US$ per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(2.25)%	(71,163)	(25.00)%	(789,300)	(50.00)%	(1,578,600)
Derivatives	Appreciation	(2.25)%	(8,572)	(25.00)%	(95,079)	(50.00)%	(190,159)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (R$)	Fair value	Notional (US$)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	80,377	389,130	(1,982)	(29,568)	(154,278)	(31,182)

c. Credit risk

The Group is potentially subject to credit risk related to accounts receivable, financial investments and derivative contracts. For the receivable account the Financial and Commodities Risk Policy significantly understand the diversification of the portfolio contribute significantly to the reduction of credit, but also sets parameters for the credit granting observing the measures, financial and operational, supported by consultations with agencies that also monitor credit. The impairment of these financial assets is carried out based on credit analyses. If the counter party of a financial transaction is a financial institution (financial investments and derivative contracts), the Group establishes exposure limits set by the Risk Management Committee, based on the risk ratings of specialized international agencies.

The Group considers a financial asset to be in default when:

1.	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

2.	the losses are expected based on the client’s operational history and credit.

Category	% Equity	Maximum horizon
AAA	2.00	5 years
AA	1.00	3 years
A	0.50	2 years
BBB	0.25	1 year

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in profit or loss were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
December 31, 2023
Cash and cash equivalents	—	4,569,517	—
Margin cash	—	132,461	—
Trade accounts receivable	2.50%	3,390,856	(84,913)
Related party receivables	—	118,554	—
	—	8,211,388	(84,913)

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

d. Liquidity risk

Liquidity risk arises from the Group's working capital management and obligations to pay interest and principal on its financing, especially debt instruments. Liquidity risk is the risk that the Company may not have available liquidity to meet its financial obligations when they are due.

The Group’s key management personnel manage liquidity risk primarily by assessing the Group’s overall leverage by monitoring the net debt ratio. This ratio compares the Group’s net debt (total loans and financing less the total of cash and cash equivalents) to “Adjusted EBITDA” for the preceding 12 months. The Group’s working capital management strategy includes maintaining its leverage at or below its target leverage ratio in order to ensure that the Group can meet its financial obligations while achieving efficiency in its cost of funding.

The leverage ratio is shown below:

	December 31, 2023	December 31, 2022
Leverage indicator (USD)	4.42x	2. 26x

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	December 31, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	6,205,119	—	—	—	6,205,119	6,531,731	—	—	—	6,531,731
Loans and financing	891,570	171,228	1,212,538	17,723,802	19,999,138	1,577,047	815,045	2,396,339	12,911,717	17,700,148
Estimated interest on loans and financing (1)	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762	924,346	1,837,495	1,485,208	4,441,125	8,688,174
Derivatives liabilities (assets)	144,251	—	—	—	144,251	107,238	—	—	—	107,238
Other liabilities	21,162	20,914	—	61,967	104,043	6,498	5,327	51	—	11,876
Payments of leases	(2,796)	293,444	442,272	1,108,307	1,841,227	342,747	500,539	313,253	853,253	2,009,792
Total	8,622,202	1,538,074	3,564,926	26,284,338	40,009,540	9,489,607	3,158,406	4,194,851	18,206,095	35,048,959

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2023 and December 31, 2022. Payments in foreign currencies are estimated using the December 31, 2023 and December 31, 2022 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances at December 31, 2023 is US$35.6 billion (December 31, 2022 is US$32.9 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is US$13,575 (US$15,416 at December 31, 2022). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is US$67,335 (US$99,288 at December 31, 2022). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2023 is US$51,751 (US$15,505 at December 31, 2022). This guarantee exceeds the amount of the collateral.

Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021

(Expressed in thousands of United States dollar)

As disclosed in Note 15 Loans and financing, the Group has multiple bank loans that contains a loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view of the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, including biological assets that can be measured at fair value, may be impacted by climate change which is considered in the preparation process of these financial statements.

For the year ended December 31, 2023, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

28 Subsequent events

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. We believe we will be successful in our defense strategy; an opinion shared by our legal advisors.

