Form 20-F/A
period 2023-12-31
JBS S.A.
filed 2024-08-15
CIK 1450123

As filed with the Securities and Exchange Commission on August 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

JBS S.A. (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1” or “Form  20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 (the “Original Annual Report”), to address comments from the Staff of the SEC in relation to the Original Annual Report.

Accordingly, the Company is replacing in the following sections of the Original Annual Report in their entirety, including JBS S.A.’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, and the related notes thereto, and the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, on such consolidated financial statements:

●	Certain Defined Terms;

●	Presentation of Financial and Other Information;

●	Part I—Item 3. Key Information—D. Risk Factors;

●	Part I—Item 4. Information on the Company—A. History and Development of the Company;

●	Part I—Item 4. Information on the Company—B. Business Overview;

●	Part I— Item 5. Operating and Financial Review and Prospects—A. Operating Results;

●	Part I— Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources;

●	Part I—Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management;

●	Part I—Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders;

●	Part I—Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions;

●	Part I— Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings;

●	Part III—Item 18. Financial Statements; and

●	Part III—Item 19. Exhibits.

This Amendment No. 1 speaks as of the date of the Original Annual Report and has not been updated except as required to reflect the revisions stated above.  Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate in any way any other item contained in the Original Annual Report as originally filed with the SEC. As a result, this Amendment No. 1 does not reflect any events, results or developments that occurred after the filing of the Original Annual Report on March 27, 2024, unless otherwise stated. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s other filings with, and reports furnished to, the SEC subsequent to March 27, 2024.

As required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended, new certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 are filed herewith as exhibits to this Amendment No. 1.

i

CERTAIN DEFINED TERMS

Except where the context otherwise requires, in this annual report:

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries, unless the context otherwise requires or otherwise indicated.

●	“JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A. JBS USA Lux S.A. was merged into JBS USA on December 21, 2023, with JBS USA as the surviving entity.

In addition, in this annual report, except where otherwise indicated or where the context requires otherwise:

●	“Australia” means the Commonwealth of Australia.

●	“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

●	“BNDESPar” means BNDES Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil and wholly owned by BNDES. For more information, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“B3” or “São Paulo Stock Exchange” means B3 S.A. – Brasil, Bolsa, Balcão.

●	“Brazil” means the Federative Republic of Brazil.

●	“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

●	“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

●	“Brazilian real,” “Brazilian reais” or “R$” means the Brazilian real, the official currency of Brazil.

●	“Co-Issuers” means JBS USA, JBS USA Food Company and JBS Luxembourg Company, wholly-owned subsidiaries of JBS S.A. and co-issuers of the JBS USA Registered Notes.

●	“CMN” means the Brazilian Monetary Council (Conselho Monetário Nacional).

●	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“direct controlling shareholders” means J&F and JBS Participações.

●	“DOJ” means the U.S. Department of Justice.

●	“EUR” or “€” means the Euro, the official currency of the European Economic Area.

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

●	“Huon Acquisition” means JBS USA’s acquisition of Huon Aquaculture Group Ltd (“Huon”), an Australian salmon aquaculture business. The Huon Acquisition was completed on November 17, 2021.

●	“IASB” means the International Accounting Standards Board.

●	“IFRS” means International Financial Reporting Standards.

●	“IBAMA” means the Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis).

●	“J&F” means J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. J&F is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS Australia” means Baybrick Pty Limited, an Australian proprietary limited company. JBS Australia is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Canada” means JBS Food Canada ULC, a Canadian unlimited company. JBS Canada is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Finance Luxembourg” means JBS Finance Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Finance Luxembourg is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Luxembourg Company” means JBS Luxembourg Company S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Luxembourg Company is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Participações” means JBS Participações Societárias S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. JBS Participações is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS USA Registered Notes” means the following 11 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“King Acquisition” means JBS S.A.’s acquisition of King’s Group (“King”), a global producer of bresaola, with a presence in Italy and the United States. The King Acquisition was completed on February 4, 2022.

●	“Luxembourg” means the Grand Duchy of Luxembourg.

●	“Margarine and Mayonnaise Business Acquisition” means Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil. The acquisition was completed on November 30, 2020.

●	“Mexico” means the United Mexican States.

●	“Moy Park” means Moy Park Holdings (Europe) Ltd., a private company incorporated under the laws of Northern Ireland. Moy Park owns the companies that comprise the “Moy Park” business based in the United Kingdom, France and the Netherlands. Moy Park is a wholly-owned subsidiary of PPC.

●	“the Netherlands” means the European part of the Kingdom of the Netherlands.

●	“Parent Guarantors” means JBS S.A. and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“Pilgrim’s Food Masters Acquisition” means PPC’s acquisition of the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021.

●	“PPC” means Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

●	“Rivalea Acquisition” means JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a hog breeding and processing business in Australia. The Rivalea Acquisition was completed on January 4, 2022.

●	“Seara” means Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Sunnyvalley Acquisition” means JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand. The Sunnyvalley Acquisition was completed on December 1, 2021.

●	“TriOak Business Acquisition” means JBS USA’s acquisition of the TriOak Foods (“TriOak”) business. TriOak is an American pork producer and grain marketer. The TriOak Business Acquisition was completed on December 2, 2022.

●	“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

●	“ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

●	“U.S.” or “United States” means the United States of America.

●	“U.S. dollars,” “US$” or “$” means U.S. dollars, the official currency of the United States.

●	“USDA” means the United States Department of Agriculture.

●	“Vivera Business Acquisition” means JBS USA’s acquisition of the business of Vivera Topholding BV (“Vivera”), a manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries. The Vivera Business Acquisition was completed on June 17, 2021.

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

Revision of Financial Statements

JBS S.A.’s audited financial statements have been revised to amend certain disclosures in the previously issued 2023 consolidated financial statements, as follows:

●	Note 19 - Provision for legal proceedings: to provide more detailed information for each class of provision including its segregation by jurisdiction. We improved the disclosures to better correlate the accrued amounts to the corresponding narratives. For legal proceedings classified as possible loss (contingent liabilities), we disclosed the aggregate amount of the potential risk of loss, encompassing labor, civil, and tax claims, and improved the description for the most significant legal proceedings;

●	Note 25 - Operating segments: to reconcile total Adjusted EBITDA for operating segments to consolidated profit (loss) before taxes; and

●	Note 26 - Expenses by nature: to include a disclosure of the nature of the main amounts within other income and other expenses line item in the consolidated statements of income. Additionally, provided detailed information of the restructuring expenses.

As a result of the revision of the notes described above, Note 28 - Subsequent events was updated considering the financial statements’ authorization date.

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

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

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

As described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds,” certain of our debt instruments contain certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments. Achieving these sustainability performance targets or any similar sustainability performance targets we may choose to include in future financings or other arrangements will require us to expend significant resources. In 2021, we became the first major global meat and poultry company to set climate reduction goals by 2040. As part of these environmental aspirations, we signed on to the United Nations Global Compact’s Business Ambition for 1.5°C initiative, which aligns with the most ambitious aim of the Paris Agreement to limit global warming. While we are dedicated to working towards these climate reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals may subject JBS S.A. and its affiliates and, in some instances already has subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk. For example, in February 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. This legal proceeding is ongoing. Although we believe the complaint lacks legal and factual merit and intend to vigorously defend the case, we cannot ensure that we will prevail or that the complaint will not increase the risk of related lawsuits by securityholders. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Proceedings.” In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity.

Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation.

While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle and grain supply chains in Brazil and to which we are subject by Brazilian law and/or our internal policies, no assurance can be given that our monitoring efforts will be effective in every instance. For example, as mentioned under “Item 4. Information on the Company—B. Business Overview—Regulation—Brazil—Brazilian Forest Code,” rural landowners are required to self-report electronic geo-referencing data to the Rural Environmental Registry (Cadastro Ambiental Rural) (“CAR”), in order to demonstrate compliance with Federal Law No. 12.651 (Código Florestal) (the “Forest Code”). In addition, as further discussed under “Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation—Seara Sustainable Grain and Oil Sourcing Policy,” Seara’s Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation-free supply chain for its primary grain and oil supply chains. This policy supports the conservation of native vegetation and sustainable use of agriculturally productive areas in Brazil. Currently, the policy monitors only direct suppliers to Seara. For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome.

To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may inadvertently purchase cattle or grain from non-conforming suppliers in violation of our policies, thereby subjecting ourselves to potential liabilities. See “—We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.” Similarly, for purposes of monitoring our compliance with our commitment to avoid engaging with suppliers operating on embargoed land or that have been found to be in violation of Brazilian laws prohibiting slave-like conditions for workers, we rely on databases compiled and provided by Brazilian governmental ministries and other governmental entities. To the extent that such ministries or other entities do not maintain complete and regularly updated lists, we may inadvertently do business with one or more suppliers that are in violation of these requirements, which would also be in violation of our internal policies, which in turn could subject us to related liabilities. Our ability to monitor compliance by our indirect suppliers across all obligations is necessarily more limited than our ability to monitor compliance by our direct suppliers due to the inherent challenges associated with our access to full information in the supply chain, such as livestock origin, prior to our direct suppliers taking ownership. Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation. For more information about our cattle supply monitoring commitments and compliance efforts, see ““Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation.”

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

We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and we are involved in various government investigations. For more information regarding our proceedings and investigations, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, our ultimate controlling shareholders and managers, will not arise. For example, certain news media in Brazil have reported that in December 2023, the Brazilian State of Rondônia commenced legal proceedings seeking damages against JBS S.A., among other parties, for allegedly illegally purchasing cattle raised in protected areas in the Amazon region. To date, we have not received service of process in connection with these reported proceedings.

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

For certain lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in dispute, based on our judgments as to the likelihood of winning these lawsuits. For example, as of December 31, 2023, we had ongoing proceedings in the aggregate amount of US$6.0 billion (US$4.1 billion as of December 31, 2022), which refer to civil, tax and labor proceedings whose loss potential is possible (but not more likely than not), for which no provisions were recognized. We cannot guarantee that the provisioned amounts (if any) will be sufficient to cover the costs and expenses of the corresponding proceedings, which could adversely impact our business and operating results.

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

See also “—Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks.”

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

Additionally, we have from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future.

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

Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S.A. and related companies. Mr. José Batista Sobrinho, the founder of JBS S.A. and the father of our ultimate controlling shareholders, serves as the Vice-Chairman of JBS S.A.’s board of directors and has served on the JBS S.A. board of directors since 2007. Mr. Wesley Mendonça Batista Filho, who is the son of Mr. Wesley Mendonça Batista and the grandson of Mr. José Batista Sobrinho, serves as the Chief Executive Officer of JBS USA since May 2023, and has served as an executive officer of JBS S.A. since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos. He also serves on the board of directors of various JBS Group companies. In addition, Mr. Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon, an Australian salmon processing company acquired by JBS S.A. in 2021. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, JBS Group companies or affiliates. For example, in February 2024, they were appointed to fill vacancies on the board of directors of PPC, and in April 2024, they were elected by majority vote of the shareholders of JBS S.A. to serve on JBS S.A.’s board of directors for the ongoing term ending in 2025. In addition, at this time, we expect that they will serve on the board of directors of JBS N.V. effective on the date of the listing of the JBS N.V. Class A Common Shares on the NYSE, as well as on the board of directors of J&F.

As further described elsewhere in this annual report (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” and “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

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

In addition, our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also have an interest in pursuing new business opportunities through other companies which they own instead of us. In addition, JBS S.A. or other companies in which our ultimate controlling shareholders have an interest may engage in transactions with JBS USA or its subsidiaries. Any of these transactions could result in conflicting interests between us and the other companies in which our ultimate controlling shareholders own. We cannot assure you that we will be able to address these conflicts of interests or others in an impartial manner.

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

In 2017, following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. For more information about the facts and circumstances underlying these agreements, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders.” The Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement have resolved the Brazilian and U.S. criminal legal exposure of JBS S.A, J&F and our ultimate controlling shareholders related to the illicit conduct that was the subject of the Leniency Agreement. We are, and our ultimate controlling shareholders are and J&F have informed us that they are, in compliance with all of their applicable financial and non-financial obligations pursuant to the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement. A breach of any of these agreements could have an adverse effect on us.

Our ultimate controlling shareholders and J&F were also under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law. These investigations have since been concluded. JBS S.A. and Seara (a subsidiary of JBS S.A.) were party to one of these investigations. In addition, our ultimate controlling shareholders are subject to ongoing criminal investigations based on similar allegations. For more information about these investigations and proceedings, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders—Other Investigations and Proceedings.”

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

For example, the European Corporate Sustainability Reporting Directive (“CSRD”), which entered into force on January 5, 2023 and which will apply to our reporting as of financial year 2025, will require more stringent reporting on environmental, social and governance matters. In addition, we are likely to become subject to the European Corporate Sustainability Due Diligence Directive (“CSDDD”) that introduces, inter alia, additional environmental and human rights due diligence requirements in respect of our business operations and value chain as well as the obligation to prepare a climate change transition plan. The CSDDD may become applicable to us as from 2027. For more information about the CSRD and the CSDDD, see “Item 4. Information on the Company—B. Business Overview—Regulation—Europe— Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive.”

In addition, individual countries and regions are increasingly enacting regulations pertaining to labor practices, modern slavery, supply chain due diligence, animal welfare and other governance requirements. Also, the U.S. government has increased its focus on market dynamics within the meat industry. The U.S. government has inquired with the meat processing industry on matters such as market pricing to end consumers and the relationship between meat processors and the farming community. Increased attention on ESG-related practices could cause us to incur additional compliance costs, divert management attention from operating our business, impair our access to capital among certain investors and subject us to litigation risk for disclosures we make and practices we adopt regarding these issues. This in turn could have a material adverse effect on our business, financial condition and results of operations.

Our customers or other interested parties may also require us to implement certain procedures or standards that they perceive to be ESG-friendly or favorable to animal welfare concerns before doing or continuing to do business with us. Investor advocacy groups, investment funds and other influential investors are increasingly focused on our business practices and policies, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain. Increased compliance costs related to these matters could result in material increases to our overall operational costs.

In any event, our business practices may not meet the standards of all of our stakeholders and, accordingly, advocacy groups may campaign for further changes or organize boycotts of our company or our products. Even if we do not agree with the positions of such advocacy groups or other influential parties, the perception of our failure to adapt to or comply with their demands, or to respond to investor or stakeholder expectations, could negatively impact us. In addition, although we have not experienced any boycotts that have had a material impact on our business, financial condition or results of operations to date, we cannot ensure that we will not experience such boycotts in the future.

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

BNDESPar is a material shareholder of JBS S.A., and BNDESPar’s interests may be different from our interests or the interests of our other shareholders.

BNDESPar, a corporation incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) which, in turn, is wholly-owned by the Brazilian federal government. See “Principal Shareholders.” As of March 15, 2024, BNDESPar owned 20.81% of JBS S.A.’s total capital stock, conferring upon it the power to influence JBS S.A.’s shareholders meetings and strategic decisions and to appoint members of JBS S.A.’s board of directors (through the multiple vote and/or separate voting mechanisms under Brazilian corporate law) and fiscal council (through the mechanism of separate voting under Brazilian corporate law). However, the priorities of BNDESPar or the Brazilian federal government’s economic or social objectives, which are susceptible to political considerations, might not be strictly aligned with our strategy or the strategies of our other shareholders. Conflicts of interest or strategic divergences between the interests of BNDESPar and our interests or those of our other shareholders could adversely impact our ability to implement our business strategy and affect corporate governance.

We are a new U.S. public reporting company subject to U.S. financial reporting rules and regulations and other requirements of the SEC. Our accounting and other management systems and resources may not be immediately prepared to meet these requirements, which may strain our resources.

In July 2023, the SEC declared effective a registration statement relating to notes guaranteed by JBS S.A., as a result of which JBS S.A. became a public reporting company in the United States, subject to reporting, disclosure control and other applicable obligations under the Exchange Act, the Sarbanes-Oxley Act (“SOX”), and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC.

Since then, we have incurred higher legal, accounting and other expenses, and these expenses may increase even more in the future. For example, Section 404 of SOX requires annual management assessment of the effectiveness of internal controls over financial reporting, subject to phase-in accommodations for newly-registered companies. Our management and other personnel may need to devote a substantial amount of time to these compliance initiatives, which we are in the process of developing and implementing while at the same time remaining focused on our existing operations. If we are unable to implement our compliance initiatives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the applicable requirements of Section 404 of SOX, we may identify weaknesses and deficiencies in our internal control over financial reporting. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to regulatory investigations and civil or criminal sanctions. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for the New Notes.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on national securities exchanges.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in such company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. Following the completion of this offering or at some other time thereafter, U.S. residents may directly or indirectly own more than 50% of our outstanding voting securities. If so, we will cease to qualify as a foreign private issuer if we do not meet the requirements set forth in (b) above.

Our loss of foreign private issuer status would make such certain U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

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

Government policies in the jurisdictions in which we operate may adversely affect the supply of, demand for and prices of livestock products, restrict our ability to do business in existing and target domestic and export markets and could adversely affect our results of operations. Import tariffs and/or other mandates imposed by the current presidential administration in the United States could potentially lead to a trade war with other foreign governments, and could significantly increase the prices on our products exported from the United States, such as pork and chicken. The U.S., EU or other countries could impose trade restrictions that would restrict or prevent us from exporting beef from Brazil. Such changes in regulations, or restrictions or bans on beef exports, could be imposed in connection with a desire by regulators to curb deforestation in the Amazon region. See “Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation.”

In addition, we are subject to regulation in multiple jurisdictions relating to animal welfare. We are required to dedicate time and resources to monitor compliance with these regulations and to the extent that animal welfare regulations become more restrictive in the future, we will be required to make additional investments of time and resources. Future regulations may require higher standards for animal handling, transportation, and slaughter, necessitating technological updates to our processes and facilities. In addition, there is a trend toward increasing consumer attention on animal welfare standards. If we do not meet consumer expectations in this regard we may suffer reputational damage and loss of market share. For additional information relating to applicable animal welfare regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Animal Welfare Regulations.”

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

The terms of the indentures and other contracts governing our existing debt permit us to incur significant additional indebtedness in the future, including, subject to certain limitations, secured debt. The indentures governing our notes do not contain any restrictions on the incurrence of unsecured debt but the indentures do restrict our ability and the ability of our significant subsidiaries that guarantee the notes from creating certain liens securing debt on our future Principal Properties (as defined “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Definitions”). However, this covenant is subject to certain significant exceptions, including that as of the date of this annual report, there are no Principal Properties. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Certain Covenants of the Company.” Our indentures do not contain any financial or operating covenants or restrictions on the payments of dividends or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the limited covenants applicable in the indentures governing our notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

Our failure to comply with the restrictive covenants governing our debt, as well as the terms of any future indebtedness we may incur from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If an event of default under any such debt agreement were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under all of the indentures governing our notes pursuant to cross-default provisions in the indentures governing our notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

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

In addition, the JBS USA Registered Notes will be effectively subordinated to the claims of JBS USA’s livestock suppliers under the Packers and Stockyards Act of 1921, as amended, which grants to those suppliers preferential treatment as creditors. See “Item 4. Information on the Company—B. Business Overview—Regulation—Other Regulations.”

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

The Corporate Restructuring and the Proposed Equity Transaction

Proposed Corporate Restructuring and Dual Listing

On July 12, 2023, JBS B.V. (to be renamed “JBS N.V.” upon its future conversion from a Dutch a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited liability company (naamloze vennootschap)), publicly filed a registration statement on Form F-4 with the SEC (including any amendment, modification, or supplement thereto, the “Equity Registration Statement”) to register an offering of Class A common shares, par value €0.01 per share, of JBS N.V. (“JBS N.V. Class A Common Shares”) to be issued to holders of common shares of JBS S.A. (“JBS S.A. Common Shares”), initially in the form of Brazilian Depositary Receipts (“BDRs”), and which may be converted into Class B common shares, par value €0.10 per share, of JBS N.V. (“JBS N.V. Class B Common Shares,” together with the JBS N.V. Class A Common Shares, “JBS N.V. Common Shares”) through December 31, 2026 (the “Proposed Equity Transaction”) only by JBS S.A. shareholders who participate in the Proposed Equity Transaction and our ultimate controlling shareholders. The Proposed Equity Transaction is part of a proposed corporate restructuring of the JBS Group (the “Corporate Restructuring”) that will result in listing the JBS N.V. Class A Common Shares on the New York Stock Exchange (“NYSE”) and the JBS N.V. BDRs on the B3 and JBS S.A. becoming an indirect wholly-owned subsidiary of JBS N.V.

Currently, JBS S.A. Common Shares are listed on the Novo Mercado listing segment of the B3 and JBS S.A. American Depositary Shares (“ADSs”) trade over-the-counter in the U.S. Upon completion of the Corporate Restructuring, we expect to delist the JBS S.A. Common Shares from the B3. In addition, JBS S.A.’s sponsored Level 1 ADS program, pursuant to which JB S S.A.’s ADSs have been issued, will be terminated following the completion of the Corporate Restructuring. If the Corporate Restructuring is completed, JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V., holders of JBS S.A. Common Shares will become shareholders of JBS N.V., and the JBS S.A. Common Shares will no longer be publicly traded. In this document, references to “JBS N.V.” are meant to include JBS B.V. prior to its renaming and conversion into a Dutch public limited liability company.

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

Proposed Steps

The proposed steps of the Corporate Restructuring are as follows:

Step 1: As the first step in the Corporate Restructuring, JBS N.V. will, through a series of transactions (the “Controlling Shareholder Contributions”), become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions will occur in two phases: (A) in the first phase, which took place on December 22, 2023: (1) J&F contributed and transferred a portion of its JBS S.A. Common Shares (or 369,918,510 JBS S.A. Common Shares), and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa – Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa), a Brazilian investment fund (“FIP Formosa”) indirectly wholly owned by J&F, contributed and transferred all of its JBS S.A. Common Shares (or 180,010,329 JBS S.A. Common Shares) to JBS Participações (or Brazil HoldCo”) in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F and FIP Formosa contributed and transferred all such shares of Brazil HoldCo to J&F Investments Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“LuxCo”); and (3) immediately thereafter, LuxCo contributed and transferred all such shares of Brazil HoldCo to JBS N.V.; and (B) in the second phase: (1) J&F will contribute and transfer all of its remaining JBS S.A. Common Shares (or 525,491,059 JBS S.A. Common Shares) to Brazil HoldCo in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F will contribute and transfer all such shares of Brazil HoldCo to LuxCo; and (3) immediately thereafter, LuxCo will contribute and transfer all such shares of Brazil HoldCo to JBS N.V. As a result of the completion of the first phase of the Controlling Shareholder Contributions, as of the date of this annual report, J&F and Brazil HoldCo are our direct controlling shareholders of JBS S.A. J&F indirectly owns 100% of the total capital stock of Brazil HoldCo, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. If the Merger of Shares (defined below) is not approved at the JBS S.A. General Meeting, then the second phase of the Controlling Shareholder Contributions may or may not occur, and the first phase of the Controlling Shareholder Contributions may or may not be reversed, depending exclusively on how our ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A.’s common shares, which decision will not affect JBS S.A. Following the completion of the second phase of the Controlling Shareholder Contributions and immediately prior to the second step described below, we expect that LuxCo will hold 241,969,477 JBS N.V. Class A Common Shares and 295,740,472 JBS N.V. Class B Common Shares. Once the second phase of the Controlling Shareholder Contributions is completed, JBS N.V. will, through Brazil HoldCo, indirectly hold the JBS S.A. Common Shares that are currently held directly by J&F. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions have been and will be subject to the same exchange ratio of one JBS N.V. Common Share for every two JBS S.A. Common Shares that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (defined below), which will result in each holder of JBS S.A. Common Shares (“JBS S.A. Shareholder”) issued and outstanding on the last day the JBS S.A. Common Shares will trade on the B3 (the “Last Trading Day”) and each holder of JBS S.A. ADSs (“JBS S.A. ADS Holder”) who surrenders their JBS S.A. ADSs after the closing of the Redemption receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or JBS S.A. ADS Holder had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our ultimate controlling shareholders (held indirectly, through LuxCo) may increase substantially in relation to our non-controlling shareholders as a result of the aforementioned steps, depending on the number of JBS N.V. Class A Common Shares converted into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below).

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

Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024, immediately upon completion of the Proposed Equity Transaction, our ultimate controlling shareholders, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, will (indirectly, through LuxCo) hold 100% of the then-outstanding JBS N.V. Class B Common Shares and 29.75% of the then-outstanding JBS N.V. Class A Common Shares, representing 84.85% of the aggregate voting power in JBS N.V., which will represent an increase in their aggregate voting power from the 48.48% voting power in JBS S.A. they held as of March 15, 2024. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.40% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.26% and 90.40% of the aggregate voting power in JBS N.V. In contrast, the aggregate voting power of our non-controlling shareholders may decrease to as little as 9.60% from the 53.74% voting power in JBS S.A. they held as of March 15, 2024. The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling and non-controlling shareholders upon completion of the Proposed Equity Transaction and the Conversion will depend on the percentage of JBS S.A. Common Shares that they hold on the Last Trading Day, the number of JBS N.V. Class A Common Shares that are converted into JBS N.V. Class B Common Shares during the Class A Conversion Period and reconverted into JBS N.V. Class A Common Shares, and any additional issuances of JBS N.V. Common Shares after the Proposed Equity Transaction. Upon completion of the Proposed Equity Transaction, to continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters), our ultimate controlling shareholders must directly or indirectly hold approximately 9% of the total number of JBS N.V. Common Shares outstanding (assuming they directly or indirectly hold 100% of the JBS N.V. Class B Common Shares outstanding).

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

Recent Developments

Filing of Debt Registration Statement

Holders of certain series of notes co-issued by JBS USA benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use commercially reasonable efforts to consummate an exchange offer (the “JBS USA Exchange Offer”) within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Material Indebtedness—Fixed-Rate Notes.” An initial registration statement on Form F-4 relating to the JBS USA Exchange Offer (as amended, the “Debt Registration Statement”) was filed with the SEC on March 27, 2024, and an amendment thereto was filed with the SEC on August 15, 2024; however, the Debt Registration Statement has not yet become effective. No securities pursuant to the Debt Registration Statement may be sold and no offers to buy be accepted in connection with the JBS USA Exchange Offer prior to the time the Debt Registration Statement becomes effective. In addition, the Debt Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the JBS USA Exchange Offer in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Debt Registration Statement.

Legal Proceedings

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings (the “NYAG Defendants”), in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040.  The complaint alleges claims for deceptive acts or practices under New York General Business Law (“GBL”) §349, false advertising under GBL §350 and fraud and illegality under New York Executive Law §63(12), and seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On May 3, 2024, the NYAG Defendants moved to dismiss the complaint for lack of jurisdiction and the failure to state a claim under New York’s statute restricting strategic lawsuits against public participation (SLAPP) (New York Civil Rights Law §76-a(1)(a)). The motion to dismiss raises factual and legal deficiencies, including that the complaint fails to demonstrate a false or misleading statement, that the NYAG Defendants have been transparent in communicating their intention of reducing greenhouse gas emissions, and that the alleged statements are not actionable as a matter of law. Although we believe the complaint lacks legal and factual merit and intend to vigorously defend the case, we cannot ensure that we will prevail or that the complaint will not increase the risk of related lawsuits by securityholders.

On June 24, 2024, a settlement was reached in the amount of US$100.0 million in connection with the federal class action lawsuits that were filed with the U.S. District Court for the Northern District of Illinois against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation. In the six-month period ended June 30, 2024, we recognized US$71.1 million for these settlement as an expense within general and administrative expense.

Election of Board Members

In April 2024, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista were elected by majority vote of the shareholders of JBS S.A. to serve on JBS S.A.’s board of directors for the ongoing term ending in 2025.

Mr. Wesley Mendonça Batista has more than 35 years of experience in the protein sector, with extensive operational and business management knowledge. He is currently the vice president of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to educating their communities. Additionally, he is a member of the board of directors of PPC. He is the son of the founder of JBS, the father of Wesley Mendonça Batista Filho and brother of Joesley Mendonça Batista.

Mr. Joesley Mendonça Batista has more than 35 years of experience in the protein sector, with extensive operational and business management knowledge. He is currently the president of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to educating their communities. Additionally, he is a member of the board of directors of PPC. He is the son of the founder of JBS and brother of Wesley Mendonça Batista.

Flooding in Rio Grande do Sul

After the extreme floods affecting the southern State of Rio Grande do Sul in Brazil in May 2024, we monitored the evolution, development and potential impacts on our operations. Our poultry and swine units were not significantly impacted by the rain and are operating normally. During the second quarter of 2024, we recorded as administrative expenses the total amount of US$5.8 million as a consequence of the flooding and logistical disruption in the region. We are providing support to the families and our employees affected by the tragedy through the donation of food, emergency items and the anticipation of the 13th salary to employees in Rio Grande do Sul.

Issuance of Debentures and CRAs

In May 2024, JBS S.A. issued debentures underlying four series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio - CRAs) (“CRAs”) due 2029, 2034, 2039 and 2044, respectively, in the aggregate principal amount of R$1,875 million (equivalent to approximately US$387.3 million, converted at the foreign exchange rate as of December 31, 2023). These debentures are denominated in Brazilian reais and accrue interest at rates between 6.0% and 6.9947% per annum.

Repayment of Debentures and CRAs

In May 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2028, 2031 and 2036, respectively (including both outstanding series of sustainability-linked CRAs) and the extraordinary amortization provisions of the debentures underlying one series of outstanding CRAs due 2027, which resulted in the total or partial repayment of the related CRAs, as the case may be, in the aggregate amount of US$366.6 million. For more information about the outstanding CRAs, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Material Indebtedness—JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio).”

Cash Tender Offers for JBS USA Notes

On June 11, 2024, JBS USA Food Company launched cash tender offers to purchase for a combined aggregate purchase price, excluding accrued and unpaid interest, of $500 million (the “Maximum Amount”): (i) up to $400.0 million aggregate purchase price of its 6.500% Senior Notes due 2029 and 5.750% Senior Notes due 2033; and (ii) up to the Maximum Amount of its 6.750% Senior Notes due 2034, subject to certain prioritized acceptance levels and certain terms and conditions of the tender offers. The applicable series of notes that were tendered and not withdrawn exceeded the Maximum Amount and the tender cap set forth in the offer to purchase and JBS USA Food Company accepted for purchase (1) $8,067,000 of its 6.500% Senior Notes due 2029, (2) $387,993,000 of its 5.750% Senior Notes due 2033 and (3) $92,954,000 of its 6.750% Senior Notes due 2034. Payment for the tendered notes took place on June 28, 2024, and such tendered notes were cancelled on the same date in accordance with the terms of the indentures governing each applicable series of notes.

Outbreak of Newcastle Disease

On July 19, 2024, following the announcement of an outbreak of the virulent Newcastle disease, a contagious and fatal viral disease of poultry, at a competitor’s poultry farm in the state of Rio Grande do Sul, the Brazilian government suspended poultry exports from this Brazilian state to several countries. We adjusted our export production to other states in Brazil and are monitoring the economic effects on our operations. As of the date of this annual report, no significant impacts on our business have been identified.

Sale of Shares by J&F

On July 2024, J&F sold 3,266,500 JBS S.A. common shares, representing 0.15% of our total capital stock, to third parties in the market at prevailing market prices.

Approval of Interim Dividends

On August 13, 2024, JBS S.A. approved the distribution of interim dividends from profit reserves in the amount of R$4.44 billion (equivalent to US$808.4 considering the exchange rate on August 13, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per common share on June 30, 2024, to be distributed to shareholders on October 7, 2024.

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

B. Business Overview

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. We recorded a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion and US$3.8 billion for the years ended December 31, 2022 and 2021, respectively. Our Adjusted EBITDA was US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

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

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$, except percentages)

Net revenue	72,918.1	72,613.9	65,042.7
Net income (loss)	(131.7)	3,143.5	3,818.6
Net margin (1)	(0.2)%	4.3%	5.9%
Adjusted EBITDA (2)	3,457.9	6,722.0	8,486.4
Adjusted EBITDA margin (3)	4.7%	9.3%	13.0%

(1)	Net margin is calculated by dividing net income (loss) by net revenue.
(2)	Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS or as measures of operating cash flows or liquidity. You should rely primarily on our IFRS financial information, and use Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information— Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA.”
(3)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue.

Set forth below is a map showing, by region, the geographic distribution of our more significant brands and percentage contribution to our net revenue for the year ended December 31, 2023, based on destination and origin of sale for the same period.

We have grown our business rapidly through strategic acquisitions and organic growth via a continuous focus on efficient capital investment targeted at high-return opportunities. As set forth in the charts below, we have grown our business from US$38.6 billion in net revenue in 2012 to US$72.9 billion in net revenue in 2023, representing a 5.9% compound annual growth rate (“CAGR”) since 2012 and Adjusted EBITDA (calculated as set forth below) from US$2.2 billion in 2012 to US$3.5 billion in 2023, representing a 4.1% CAGR. During the same period, our net income (loss) changed from a net income of US$0.4 billion in 2012 to a net loss of US$0.1 billion in 2023, representing a negative CAGR of 148.4%, and our operating profit decreased from US$1.4 billion in 2012 to US$1.1 billion in 2023, representing a negative CAGR of 2.1%. To calculate CAGR, we divided the value of the period in question by its value for the earliest comparative period, raised the result to the power of one divided by the number of intervening periods, and subtracted one from the subsequent result.

Description of Business Segments

In order to efficiently manage our global operations, we are organized according to the following seven business segments:

●	Brazil. Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. In 2023, our Brazil segment had net revenue of US$11.1 billion and Adjusted EBITDA of US$469.3 million.

●	Seara. Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. In 2023, our Seara segment had net revenue of US$8.3 billion and Adjusted EBITDA of US$364.5 million.

●	Beef North America. Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe. In 2023, our Beef North America segment had net revenue of US$23.3 billion and Adjusted EBITDA of US$114.2 million.

●	Pork USA. Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations. In 2023, our Pork USA segment had net revenue of US$7.7 billion and Adjusted EBITDA of US$526.9 million.

●	Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim's Consumer Foods, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, the United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. In 2023, our Pilgrim’s Pride segment had net revenue of US$17.3 billion and Adjusted EBITDA of US$1.5 billion.

●	Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. In 2023, our Australia segment had net revenue of US$6.2 billion and Adjusted EBITDA of US$454.7 million.

●	Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe. In 2023, our Others segment had net revenue of US$893.5 million and Adjusted EBITDA of US$(5.2) million.

For additional information about our reportable segments, see note 25 to JBS S.A.’s audited financial statements and “Item 5. Operating and Financial Review and Prospects–A. Operating Results—Reportable Segments” and “—Description of Main Consolidated Statement of Income Line Items—Net Revenue.” Each segment’s operating profit or loss is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

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

In June 2022, as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S.A. formed the Global Compliance Committee, which is an executive committee comprised of the JBS Chief Ethics and Compliance Officer, JBS S.A. Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Investimentos SA Global Compliance Officer and the Chairman of the JBS S.A. board of directors. The goal of the Global Compliance Committee is to harmonize key compliance-related policy areas in the company’s worldwide business. Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with:

o	advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy;

o	recommending the implementation of policies to be applied globally by all of our companies;

o	helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct, policies and internal controls practices; and

o	preventing, detecting and correcting any ethical, behavioral, and/or any compliance-related deviation.

●	Risk assessment. JBS S.A. has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities. The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls.

●	Policies and procedures. We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk-based policies applicable to our business and the risks that we face. Our policies address the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third parties. Under the guidance of the Global Compliance Committee, we recently adopted a Global Anti-Bribery Anti-Corruption Policy that applies to all of our businesses.

●	Training. Our employees receive training on our Code of Conduct and our policies, including our Global Anti-Bribery and Anti-Corruption Policy. Training is provided at onboarding and periodically thereafter.

●	Ethics line and investigations. We have implemented a global ethics reporting line that is hosted by an independent third party, which allows any interested party to report potential or suspected violations of our code, policies or applicable law on an anonymous basis. We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures. Our Code and policies prohibit retaliation against anyone making a good faith report of a violation of the law or our Code and policies.

●	Third parties. We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk-based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code, third party training and other risk mitigating measures.

●	Communications. We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face. We also periodically host compliance events or participate in company events to promote ethics and compliance priorities.

●	Controls. The ABAC Program includes risk-based controls that have been implemented to mitigate material compliance risks. The controls include KPIs that allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program. Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties.

●	Monitoring. We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities. We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk.

Regulation

Environmental and Health Regulations

Our operations are subject to local, state and federal environmental and health laws and regulations in the jurisdictions in which we operate. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities and we maintain a rigorous program of interventions, inspections and testing to reduce the likelihood of food safety hazards.

The following presents a summary of the environmental- and health-related regulatory schemes to which we are subject in our most significant jurisdictions.

Brazil

Our Brazilian operations are subject to Brazilian federal, state and local laws and regulations governing environmental licensing, use of water resources, interference in specially protected areas (such as legal reserve areas, indigenous areas, quilombola community areas, conservation units, archaeological areas and permanent preservation areas), the discharge of effluents and emissions into the environment, the management and disposal of industrial waste and other environmental protection laws and regulations. The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws. In situations where there is a conflict of rules, the legislation offering greater environmental protection will normally prevail.

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

Civil environmental liability in Brazil is also considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys or holds environmentally damaged land will succeed in the liability for the clean up or recovery and for reparation of potential damage to third parties. Moreover, Federal Law No. 9,605/98 (Environmental Crimes Act) also provides for the possibility of piercing the corporate veil when it is an obstacle to recover damage caused to the environment. As a result, the controlling legal entity can be found liable despite a limited liability legal status. In this situation, shareholders and officers may become personally liable for the damage.

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

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean up of contaminated soil and groundwater. The existence of contamination represents an environmental liability that may result in civil, administrative and criminal sanctions for the polluter, operator and/or the purchaser of the affected property. We could be liable for (1) the costs involving the remediation of any existing contamination and (2) the restoration of natural resources damaged by any release, among other proceedings requested by the environmental agency. The investigations, remediation and monitoring of contaminated areas generally are time consuming and involve significant costs. In addition to the risk of sanctions in the criminal sphere (imprisonment for up to four years for shareholders, officers or any other person that has been found liable for the offense and assessment of a fine) and administrative sphere (fines ranging from R$5,000.00 to R$50,000,000.00), and the obligation to repair the damage in the civil sphere, the existence of environmental contamination may negatively impact our image.

Our operations in Brazil are subject to extensive regulation and oversight by the Brazilian Ministry of Agriculture and Livestock (Ministério da Agricultura, Pecuária e Abastecimento), the Brazilian National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária) (“ANVISA”), and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Recently, the food safety practices and procedures of the meat processing industry have been subject to increased scrutiny and oversight by the Brazilian Ministry of Agriculture and Livestock and ANVISA. Each facility in which we operate is subject to prior licensing by state authorities and must provide veterinarian oversight of a veterinarian duly enrolled before the Veterinary Medical Regional Council - CRMV. If we fail to comply with any health laws, to renew licenses or to otherwise comply with any laws regulating our industries, we may be subject to legal and civil liability, including warnings, fines, interdiction, and suspension of permits or licenses, as well as penalties under Law No. 6,437 of August 20, 1977, Decree No. 9,013, of March 29, 2017, and others.

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

Brazilian Forest Code

Brazil originally enacted a native vegetation protection law in 1965. In 2012, Brazil enacted an updated version of the law, through Federal Law No. 12.651 (Código Florestal) (the “Forest Code”), setting forth the rules for the protection of native vegetation in Brazil that are currently in force. The Forest Code organizes the application of its regulations through the establishment of permanent preservation areas, legal reserves, restricted use areas and permitted forest exploitation areas, each subject to different levels of regulation, as further explained below:

●	Permanent preservation areas. Under the Forest Code, a permanent preservation area is a designated area that is protected in order to preserve water courses and other bodies of water, as well as geological stability and biodiversity, to protect flora and fauna and assure well-being of human populations.

●	Legal reserve areas. Under the Forest Code, rural land is required to maintain a certain percentage of its area with native vegetation coverage, in order to assure sustainable economic use of natural resources, to facilitate conservation, rehabilitate the land, and promote conservation and biodiversity by providing space for flora and fauna, with the required percentage depending on where the property is located. For example, in the Amazon rainforest region, rural lands are required to maintain an 80% legal reserve, while other regions are required to maintain lower reserve percentages.

●	Restricted use areas. The Forest Code also establishes restricted use areas (such as wetlands and hillsides) where activities are required to follow good forestry and agricultural practices.

In addition, the Forest Code also provides some rural landowners greater leniency in cases where native vegetation was illegally clear-cut for agriculture or livestock breeding purposes prior to July 2008.

The Forest Code also established the Rural Environmental Registry (Cadastro Ambiental Rural) (“CAR”), which is a mandatory self-declaratory electronic registry applicable to rural properties. Rural land owners are required to register with the CAR electronic geo-referenced information relating to their properties with reference to the permanent preservation areas, legal reserve areas and restricted use areas defined in the Forest Code. This information is compiled into an electronic database and the CAR serves as the basis for the environmental management and monitoring by Brazilian environmental authorities, enhancing their ability to control deforestation in private landholdings. Under the Forest Code, Brazil has also implemented the Environmental Regularization Program (Programa de Regularização Ambiental), which aims to address and regulate environmental liabilities at the individual property level by working directly with landowners.

Compliance with the Forest Code is monitored by entities affiliated with the Brazilian National Environmental System (Sistema Nacional do Meio Ambiente) (the “SNMA”). The SNMA conducts verifications to assess whether market participants are in compliance with the Forest Code. Our environmental licenses to operate our facilities are required to be renewed every four years and each renewal requires an SNMA audit. Failure to comply with the preservation regulations applicable to the designated property types will subject the violating party to potential administrative, civil and criminal penalties in Brazil. Administrative penalties include fines, embargoes and injunctions and criminal penalties may include fines and imprisonment. Civil penalties may include the obligation to remediate environmental damage and related indemnification. Direct penalties for violative conduct would apply to the landowners to the extent that they do not adhere to the preservation rules applicable in accordance with the relevant type of property.

JBS has not been sanctioned or held liable for violations of the Forest Code. However, if one of our suppliers violates the applicable Forest Code regulations, it is possible that we could also be held liable in civil proceedings, together with the supplier in question, to the extent that we were found to be jointly responsible with the supplier for the supplier’s failure to follow applicable rules.

North America

Our United States operations are subject to extensive regulation by the United States Department of Agriculture (“USDA”), Environmental Protection Agency (the “EPA”), the Occupational Safety and Health Administration (“OSHA”), and other federal, state and local authorities relating to handling and discharge of industrial waste water, storm water, air emissions, treatment, storage and disposal of agricultural and food processing wastes, handling of hazardous substances, remediation of contaminated soil, surface water and groundwater and the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations. The USDA, EPA, OSHA and/or other U.S. federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations with which we must comply. Such compliance may require us to incur additional capital and operating expenses which may be significant. In order to ensure ongoing compliance with existing environmental laws, rules, and regulations, we must, from time to time, replace, repair, or upgrade existing facilities, equipment, or supplies, which may require us to incur additional capital expenditures.

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

Our Canadian and Mexican operations also are subject to extensive regulation by Canadian and Mexican environmental authorities, respectively. Canadian and Mexican federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, will require capital expenditures and operating expenses which may be significant. Our Canadian and Mexican food processing plants and feed mills are also subject to on-site examination, inspection and regulation by Canadian and Mexican governmental agencies that performs functions similar to those performed by the USDA and the FDA.

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

We have, from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We are subject to various risks relating to worker safety.”

Some of our properties have been impacted by contamination from spills, waste system discharges, violation of discharges permits, and air emissions concerns, and we have incurred costs to remediate such contamination. In addition, in the past we have acquired businesses with operations such as pesticide or fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites or third-party disposal sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications.

Increasing efforts to control emissions of GHG are also likely to impact our operations. In the United States, the EPA issued a rule establishing a mandatory GHG reporting system for certain activities, including manure management systems, which exceed specified emission thresholds, and some of our facilities are subject to these reporting requirements. The EPA is regulating GHG emissions through the Clean Air Act. In addition, the State of California and the SEC have enacted climate disclosure rules that will require compliant carbon accounting and reporting. On March 15, 2024, a federal appellate court imposed a temporary stay pending judicial review of the SEC’s new rules, and accordingly such rules are not currently in effect.

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

Australia has a well-established institutional framework to support the conservation and sustainable management of forests administered by the Australian Government Department of Agriculture, Fisheries and Forestry. Forest policy in Australia is developed and implemented at the national, state and territory levels. State and territory governments have primary responsibility for forest management. These laws apply to private and public lands throughout Australia administered by state regulators and associated councils. There are defined tree clearing exemptions applicable across Australia as well, however law requires any person clearing native vegetation must hold a permit, unless the clearing is for an exempt purpose.

Increasing efforts to control GHG emissions are being made by Australian federal and state government policies and such efforts are likely to impact our operations. We have developed a plan to address our GHG emissions in Australia, specifically Scope 1 emissions.

Europe and United Kingdom

Our operations in Europe and the United Kingdom are subject to a number of local, national and regional laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of activities, including:

●	the discharge of pollutants into the air and water;

●	the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling, reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations;

●	noise emissions from our facilities; and

●	safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to:

●	construct or acquire new equipment;

●	acquire or amend permits to authorize facility operations;

●	modify, upgrade or replace existing and proposed equipment; and

●	clean up or decommission waste management facilities.

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

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean up of contaminated soil and groundwater, and we could be liable for (1) the costs of responding to and remediating any release of hazardous materials and (2) the restoration of natural resources damaged by any such release, among other things. We have not incurred, nor do we anticipate incurring, material expenditures in order to comply with environmental laws or regulations pertaining to hazardous materials or the restoration of natural resources. We are not aware of any environmental liabilities that we would expect to have a material adverse effect on our business.

Corporate Sustainability Reporting Directive (CSRD) and Corporate Sustainability Due Diligence Directive (CSDDD)

We will become subject to further sustainability-related reporting requirements in the near future. Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022, amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting (the “CSRD”), entered into force on January 5, 2023.

The CSRD implements more stringent rules about the social and environmental information that companies have to report. For 2025 (expected to be filed in 2026), the CSRD will require us to include in our Dutch annual report a sustainability statement that meets the requirements of the CSRD, and should reflect a “double materiality” concept that analyzes our impact on sustainability metrics, as well as how sustainability matters affect our own performance. The information required to be provided under the CSRD must include information on our own operations as well as those of our value chain.

In addition, the European Commission adopted its proposal for the Corporate Sustainability Due Diligence Directive (“CSDDD”) in February 2022. On May 24, 2024, the CSDDD was adopted by the Council of the European Union. It is expected that this directive will CSDDD start to apply from 2027 for the largest companies and 2029 for other in-scope companies. The CSDDD is expected to require companies such as ours to identify and, where necessary, prevent, end, or mitigate actual or potential adverse human rights and environmental impacts, such as child labor, exploitation of workers, pollution, and biodiversity loss. More specifically, we would be required to:

●	integrate human rights and environmental due diligence into our policies and risk management systems to the extent not already integrated;

●	identify and assess actual and potential adverse human rights and environmental impacts in our own operations and those of our subsidiaries and upstream and downstream business partners;

●	take appropriate measures to prevent or mitigate potential adverse impacts on human rights or the environment;

●	bring to an end or minimize any actual adverse impacts on human rights or the environment that materialize and remedy these going forward;

●	establish and maintain a notification mechanism and complaints procedure;

●	monitor the effectiveness of our due diligence policy and measures; and

●	publicly communicate our due diligence procedures, to the extent not already covered in our CSRD reporting.

In addition, the CSDDD will require in-scope companies to adopt, put into effect and keep up-to-date a climate change transition plan for climate change mitigation, which aims to ensure that, through best efforts, their business model and strategy are compatible with the transition to a sustainable economy and with limiting global warming to 1.5°C.

European Union Deforestation Regulation

The European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples.

The European Union Deforestation Regulation (the “EUDR”), which entered into force on June 29, 2023, with its main obligations expected to become applicable in December 2024, mandates extensive due diligence on the value chain for all operators and traders dealing in seven covered commodities:

●	Cattle;

●	Cocoa;

●	Coffee;

●	Palm oil;

●	Rubber;

●	Soy; and

●	Wood.

Businesses will be allowed a transition period after the regulations become applicable. While the specific implementing timelines have not yet been established, larger companies will potentially have a 12-month grace period from the date of the regulation's applicability to come into compliance, depending on the specifics of EU member states’ individual enforcement schemes. During such grace period, companies are expected to implement due diligence systems and adapt their supply chains in preparation for the new rules.

In addition, certain specified products made from the cover commodities must also be “deforestation-free” in order to be sold in the European Union market or exported from it. Imported covered goods must also be covered by a due diligence statement establishing that they are deforestation-free and were produced in accordance with applicable local laws. The EUDR does not apply to goods made before the EUDR’s entry into force (save for timber and timber products), or goods produced entirely from material that has completed its lifecycle and would otherwise have been discarded as waste.

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

Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include:

●	Fines proportionate to the environmental damage and value of the items and will gradually increase with repeated infringements. The maximum fine will be at least 4% of European Union turnover in the preceding year and may be increased to exceed the potential economic benefit;

●	Confiscation of the products or confiscation of the revenues gained from the items;

●	Temporary exclusion from public procurement processes and public funding; and

●	For serious or repeated infringements:

o	temporary prohibition from dealing in the European Union in those items; or

o	a prohibition from using the simplified due diligence process.

Member states will also inform the European Commission of final judgments against legal persons within 30 days. The European Commission will publish the name, date and a summary of the activities that infringed the EUDR and the nature and amount of penalty imposed.

This summary is subject to change to the extent that individual EU member states implement the EUDR in the future in ways that differ from this discussion.

United Kingdom Deforestation Regulation

The U.K. Environment Act 2021 sets out provisions to tackle deforestation by controls on the U.K.’s international supply chain for certain agricultural commodities (other than timber and timber products) known as forest risk commodities (the “Forest Risk Commodities Scheme”). In December 2023, the U.K. government indicated that it would introduce legislation to create regulations that implement the Forest Risk Commodities Scheme in due course. The commodities identified as subject to the legislation are:

●	Cattle products (excluding dairy);

●	Cocoa;

●	Palm oil; and

●	Soy.

The Forest Risk Commodities Scheme is expected to extend existing supply chain due diligence requirements to prevent illegal deforestation by requiring regulated businesses to establish and implement a supply due diligence scheme for regulated commodities and their products used in U.K. commercial activities.

The implementing legislation of the Forest Risk Commodities Scheme has been delayed and the final adoption of the legislation has not occurred as of the date of this annual report The exact timing of any such final adoption remains uncertain.

Compliance with European Union and United Kingdom Initiatives

The EUDR and the U.K.’s Forest Risk Commodities Scheme are significantly different from each other in form and approach. The EUDR has a more comprehensive and uniform approach, restricting goods originating from all types of deforestation, while the Forest Risk Commodities Scheme only targets deforestation that is illegal according to the local laws of the country of origin. The EUDR program is designed to directly impact parties who import products into the European Union, as opposed to directly impacting the producers outside of the European Union.

During the 12-month period ended December 31, 2023, the sales of beef exported from Brazil to the European Union and the United Kingdom, represented less than 1% of our total consolidated net revenue.

As described below under “—Cattle and Grain Supply Chains and Deforestation—Brazilian Cattle Supply Chain,” we already perform extensive monitoring of our direct suppliers using recognized CAR and PRODES instruments for geolocation and illegal deforestation detection and, through the Platform, we are in the process of extending this due diligence to our indirect suppliers. With regard to the more extensive EUDR, we have been closely monitoring the developments surrounding this legislation’s implementation and are supportive of a standardized due diligence procedure.

At the Brazilian industry level, we have been advised that the Brazilian Association of Meat Exporting Industries (Associação Brasileira das Indústrias Exportadoras de Carnes--ABIEC), is in dialogue with the relevant EU authorities to discuss mutual recognition of due diligence documentation and evidence. Notwithstanding our development of the Transparent Livestock Platform (as further described below under “—Monitoring Compliance”), we are also engaged in ongoing development of new tools to provide increased indirect supply chain information through national traceability protocols. In addition, in March 2024, the Brazilian Roundtable on Sustainable Livestock (Mesa Brasileira da Pecuária Sustentável), a non-profit organization with over 60 member organizations representing different parts of the livestock supply chain, and the Brazilian Coalition on Climate, Forests and Agriculture, which advocates climate change mitigation and the restoration of biodiverse ecosystems, officially delivered a proposal for a national and individual public policy for cattle traceability to the Brazilian Ministry of Agriculture and Livestock. We are monitoring the outcome of these and other discussions so that we may tailor our compliance strategy accordingly. In the meantime, we are involved in individual traceability pilots at the Brazilian state level aimed primarily at improving traceability and monitoring in the indirect supply chain. For example, we have initiated a pilot program with the Brazilian State of Pará on animal traceability focused on testing different technologies for individual identification systems. This project, which was tested on a beef processing facility in Marabá, Pará, Brazil, started in November 2023 and has resulted in an instance of 100% animal traceability on a testing day.

Notwithstanding the efforts described above, and the fact that the final specifics of implementation to be required by relevant authorities are still pending definition, there can be no assurance that we will be able to comply with the EUDR and with the U.K.’s Forest Risk Commodities Scheme in full and, in such a case, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.”

Animal Welfare Regulations

General

Our operations are subject to regulation by a variety of national and international bodies in the area of animal welfare. These include the standards set by the Brazilian Ministry of Agriculture and Livestock, the USDA in the United States, and the Canadian Food Inspection Agency, as well as applicable European, Mexican, and Australian authorities.

Our Animal Welfare, Food Safety and Quality Assurance teams are responsible for overseeing compliance with applicable animal welfare norms and are active in implementing our animal welfare program, which includes rigorous facility assessments, comprehensive training programs, and continuous monitoring. Our animal welfare program seeks to ensure that our livestock and poultry handling, processing, procurement, and human resources operations are in compliance with applicable regulations and our policies and our team members undergo annual training to ensure adherence to the required procedures. Violations of our animal welfare policies may be reported either anonymously via our ethics line or directly to management.

We have specially designated Animal Welfare Officers (“AWOs”) who are responsible for monitoring animal welfare throughout JBS’s supply chain, from farm to slaughterhouse. They conduct regular internal audits intended to ensure compliance with both internal and external standards. Also, in 2017, we established an Animal Welfare Committee, which sets guidelines and oversees the implementation of our animal welfare practices. JBS’s internal policies align with external regulations and standards. In furtherance of these efforts, to date we have trained over 18,000 employees in animal welfare practices, covering humane handling, stress reduction, and health monitoring. These training programs are mandatory and are refreshed regularly.

We also invest in technological advancements to improve animal welfare, including the development of advanced handling equipment, enhancement of facility design, and implementing data analytics to monitor welfare indicators in real time.

Brazil

Our operations in Brazil are governed, among other rules, by Order No. 365 issued in July 2021 by the Brazilian Ministry of Agriculture and Livestock (Ministério da Agricultura, Pecuária e Abastecimento). This regulation:

●	sets forth methods to stun animals to help ensure they do not suffer unnecessarily during slaughter;

●	provides guidelines for pre-slaughter handling of animals (including cattle, pigs, and poultry), including length of fasting, transport conditions and other stress and comfort-related items; and

●	establishes penalties for non-compliance (including potential suspension of operations) and mandates inspections.

We are also subject to other the Brazilian Ministry of Agriculture and Livestock rules that:

●	provide for the welfare of animals during transport, focusing on minimizing stress and injury, and covers conditions for transport vehicles, loading and unloading procedures and rest periods (Normative Instruction No. 56 (2008));

●	emphasize phytosanitary requirements as an element of animal welfare standards (Order No. 195 (2024));

●	regulate the use of animals in research and experimentation, requiring that ethical standards are maintained (Normative Instruction No. 30 (2021)); and

●	require safety and welfare standards to be met in connection with the inspection and handling of animal products, including enhanced inspection and enforcement procedures in all phases of animal processing (Order No. 113 (2024)).

European Union

Our operations in the European Union are governed by EU Regulation (CE) No 1099/2009. This regulation sets forth rules for the protection of animals at the time of slaughter, requiring humane and efficient procedures. Specifically, it mandates that animals slaughtered in the European Union must be spared any avoidable pain, distress, or suffering during slaughter. This includes a requirement that the animal be stunned (and contains exceptions in order to meet certain religious requirements relating to animal processing). The rule requires that slaughterhouse employees be trained and certified. Compliance monitoring is carried out by national authorities of the EU member states through inspections and audits. The rule also requires that slaughterhouses regularly report their operating procedures to the relevant authorities to help ensure that the required standards are being observed.

United States

In the United States, we are subject to the U.S. Humane Methods of Slaughter Act (the “HMSA”). This U.S. federal law requires the humane, quick and effective slaughter of food animals. The HMSA, originally passed in 1958, is enforced by the USDA Food Safety and Inspection Service (the “FSIS”).

The HMSA mandates that livestock be rendered insensible to pain prior to further processing or slaughter. Religious exemptions are available, such as for kosher or halal methods. The FSIS is a public health agency that enforces the HMSA rules by conducting inspections in slaughterhouses to verify compliance with humane slaughter requirements. The FSIS also requires slaughterhouses in the United States to implement systems designed to maintain humane handling standards and also to prevent food safety hazards.

Industry Standards and Certifications

In addition to the legislation referred to above, we also seek to align our practices with certain industry standards and certifications, including:

●	North American Meat Institute (NAMI) Protocols: Developed with experts like Dr. Temple Grandin, these protocols include the “Meat Institute Animal Handling Guidelines & Audit Program” and other best practice manuals that cover animal handling, stunning and slaughter, facility design, employee training and auditing and compliance;

●	Certified Humane: The “Certified Humane” label is a standard set forth by the Humane Farm Animal Care (HFAC) program, which sets specific standards to cover animal welfare from birth through slaughter, and include standards for prompt veterinary care and access to nutritious food and clean water. Certain of our products, including those marked under the Seara DaGranja and Frango Orgânico marketing names, are certified annually under this program; and

●	PAACO: We undergo regular audits in our business units conducted by the Professional Animal Auditor Certification Organization (PAACO), an independent third party organization established in 2004 by a coalition of professional organizations focused on veterinary medicine and animal science. These audits cover all aspects of animal handling from farm to slaughter.

Other Regulations

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

Brazilian Cattle Supply Chain

Our Commitments

Our Responsible Procurement Policy (RPP)

In 2010, JBS S.A. implemented its Responsible Procurement Policy (“RPP”). The key components of our RPP include, in respect of our direct cattle suppliers:

●	not acquiring livestock from lands where illegal deforestation is present;

●	not acquiring livestock from lands where illegal invasion of indigenous lands is present;

●	not acquiring livestock from areas that have been embargoed for non-compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation; and

●	not acquiring livestock from producers that have been placed on the Brazilian government’s blacklist forced labor and/or slave-like conditions.

2009 Beef Conduct Adjustment Agreement (TAC)

JBS is a signatory to the Beef Conduct Adjustment Agreement (Termo de Ajustamento de Conduta) (“TAC”) entered into with the MPF in 2009. The purpose of the TAC was to formalize the commitment of companies operating in the Brazilian beef sector to avoid purchasing cattle from illegally deforested areas, embargoed areas, areas reserved for indigenous communities and areas associated with slave-like labor conditions. The TAC represented an effort by the Brazilian government to improve the coordination and enforcement of key social and environmental issues affecting the Amazon region, and to end the illegal deforestation in the area. In addition to JBS, other major Brazilian beef producers, including Minerva S.A. and Marfrig Global Foods S.A., have also signed TACs with relevant Brazilian states in the Amazon region.

The principal obligations under the TAC include not acquiring livestock from:

●	lands where illegal deforestation was present after July 2008;

●	lands where illegal invasion of indigenous lands is present;

●	areas that have been embargoes for non-compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation; and

●	producers that have been placed on the Brazilian government’s blacklist for forced labor and/or slave-like conditions for workers.

The TAC has an indefinite term and, as such, will remain in effect until compliance is sustained. Accordingly, the TAC takes a long-term approach to addressing its aims. The penalty for violation of the TAC is a monetary fine set at 50 times the value per head of fattened cattle arroba acquired in violation of the terms of the TAC, and provides reduced penalties for self-reported infractions. To date, this penalty has not been assessed against JBS.

Monitoring Compliance

In order to comply with the various commitments, we have made with respect to environmental, indigenous land and labor matters, including the TAC, and in order to comply with applicable laws and regulations and the principles of our RPP, we dedicate significant time, attention and resources to monitoring compliance with these commitments and requirements. As described more fully below, various Brazilian government entities and initiatives have been instituted to facilitate monitoring of these commitments and we have implemented our own programs to enhance further our ability to monitor compliance. In general, our ability to monitor compliance by our direct suppliers is greater than our ability to monitor the activities and conduct of our indirect suppliers, as described more fully below.

We also perform regular monitoring of our direct suppliers to confirm that such suppliers’ properties are not engaged in illegal land use or other prohibited activities relating to embargoes and labor conditions.

The principal components of our compliance monitoring efforts include:

●	the Protocol for Monitoring Amazon Region Beef Suppliers (Protocolo de Monitoramento de Fornecedores de Gado da Amazônia) (the “Protocol”), through which we have access to relevant information about our direct suppliers in terms of their compliance with applicable environmental regulations;

●	the analysis of supplier documentation produced pursuant to Brazilian regulations relating to the sanitary production of beef, and related environmental cross-checking;

●	regular consultation of the Brazilian government’s list of embargoed properties;

●	regular consultation of the Brazilian government’s forced labor blacklist; and

●	our Transparent Livestock Platform, which is a tool we have created to help us monitor compliance by our indirect suppliers.

Protocol for Monitoring Amazon Region Beef Suppliers

In 2020, in order to facilitate the monitoring of multiple requirements and commitments in connection with the sourcing of beef from the Amazon region, including the TAC, the Brazilian Public Prosecutor’s Office (Ministério Público Federal) (the “MPF”), created the Protocol (also known as “Beef on Track”), which applies to all operators in the beef production business that acquire cattle from the Amazon region. The Protocol was created with technical input and coordination from the meatpacking industry in Brazil, and its development was supported by the Institute of Forestry and Agricultural Management and Certification (Instituto de Manejo e Certificação Florestal e Agrícola) (“Imaflora”), a Brazil-based non-governmental organization founded in 1995 that advocates for environmental conservation and improving the quality of life of rural and forestry workers, traditional populations, indigenous people and others. In addition to JBS, Marfrig and Minerva, retailer such as Carrefour, Grupo Pao de Açúcar and Walmart (now Grupo Gig) are signatories to the Protocol.

The requirements of the Protocol are in addition to, and more stringent than, the requirements relating to land use set forth in the Forest Code. We, as well as all of our affiliates, are required to comply with the Protocol in connection with all purchases of cattle from the Amazon region, or any contracts for such purchases.

The Protocol applies to every company in the beef sector in Brazil that operates within or purchases raw material from Brazil’s Amazon region. The criteria under the Protocol must be met before any commercial purchase transaction or contract for purchase can be entered into by a covered company or any of its affiliates.

The Protocol’s principal focus is to monitor compliance with requirements relating to:

●	illegal deforestation of land;

●	illegal invasion of indigenous land;

●	preservation of protected areas under the Forest Code;

●	respecting embargoes applied to certain lands by IBAMA and relevant state environmental departments;

●	analyzing data provided through the CAR and GTA documentation systems (each as defined below); and

●	preventing purchases suppliers found to have engaged in illegal labor practices relating to forced labor and slave-like conditions.

Because our ability to adhere to the Protocol depends on the activities and transparency of our suppliers, the Protocol includes guidelines for engaging suppliers in the monitoring process, including communication strategies and training programs to ensure suppliers understand and comply with the Protocol’s requirements. Our adherence to the Protocol is audited on an annual basis by independent auditors and companies that have signed on to the Protocol are required to maintain record on their livestock transactions in the Amazon region for five years. Failure to comply with the terms of the Protocol may result in the penalties set forth in the TAC as mentioned above.

The Protocol aims to ensure compliance with laws relating to deforestation through a combination of:

●	geospatial monitoring, utilizing a geomonitoring system that includes updated georeferenced maps of supplier farms of at least 6.25 hectares, based on the CAR and PRODES databases;

●	deforestation verification, with companies required to confirm the existence of false-positive deforestation through geospatial multitemporal analysis, which involves comparing satellite images over different time periods to detect actual deforestation events, with properties proven to have been deforested excluded from the supply list until environmental damage is remedied;

●	transparency and reporting, through which Protocol companies must provide a public list of suppliers for auditing purposes, as well as detailed records and technical reports that demonstrate compliance and reparation efforts, and an annual technical monitoring report must be submitted, documenting the implementation of environmental regularization projects and the annual recovery of forest areas; and

●	ongoing monitoring of databases, with updates of the latest georeferenced maps of supplier farms annually, in accordance with the CAR base and PRODES (as defined herein) data.

The Protocol also seeks to monitor compliance with the requirement that cattle not be sourced from farms that overlap with indigenous lands and geomonitoring is used in this case as well, incorporating maps from the CAR and from the Brazilian National Indigenous Peoples Foundation (Fundação Nacional dos Povos Indígenas - FUNAI).

The Protocol calls for monitoring for overlaps with protected areas under the Forest Code, again using georeferenced maps of farms compared with official databases of federal and state environmental conservation units. Overlaps beyond designated thresholds (ranging from 2% to 10% depending on property size) make the property non-compliant. Unblocking requires documentation proving that the land is being used legally, which may be supported by certification from ICMBio (the Chico Mendes Institute for Biodiversity Conservation).

In addition, the Protocol seeks to monitor compliance with the requirement that cattle not be sourced from farms under environmental embargo due to deforestation. The analysis checks the farm’s georeferenced maps against the IBAMA’s embargo lists. Only if a property overlaps with an embargoed area, it is non-compliant until it can be unblocked by providing proof of compliance with embargo conditions, or a technical report from an approved geomonitoring system.

In addition, we and other stakeholders in government, civil society, cattle industry, and meat packing industry have recently adopted a comparable protocol for the Brazilian cerrado region—a vast tropical savanna ecoregion in eastern Brazil—known as the Voluntary Monitoring Protocol for Cattle Suppliers in the Cerrado. This is an important development and material to our efforts to reduce risks of illegal deforestation in our cattle supply chain.

Direct Supplier Monitoring Systems

Since 2010, JBS S.A. has utilized a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to monitor its compliance with the TAC and the Protocol and try to ensure that the company only buys raw material from producers who fully meet the social and environmental criteria outlined in our RPP. To achieve this, the system generates a daily analysis of an area of over 610,000 km² (or 61 million hectares), evaluating more than 76,000 direct supplier farms. In cases of non-compliance, the properties have their commercial records automatically blocked in JBS S.A.’s digital system, preventing cattle purchase operations from being generated on these properties. By leveraging its monitoring system in this manner, JBS S.A. has blocked approximately 13,000 livestock supplying farms for non-compliance to date.

Another key tool in our monitoring program is a document knows as Animal Transit Guide (Guia de Trânsito Animal) (“GTA”). The GTA originated prior to the TAC as part of the Brazilian System of Inspection for Animal Products (Sistema Brasileiro de Inspeção de Produtos de Origem Animal). Originally instituted as a document used for sanitary control and verification purposes (i.e., verification of origin, destination, final use, species, vaccination status, etc.), the GTA subsequently took on an additional function as the principal document for purposes of verifying environmental compliance. When the information relating to the cattle from the GTA is cross-verified with data provided to the CAR described under “—Regulation—Brazil—Brazilian Forest Code” above, as well as with satellite imagery provided by a Brazilian government program that undertakes satellite surveillance of clear cutting in the Amazon region. This satellite surveillance program is known as the Program for Satellite Monitoring of Deforestation (Programa de Monitoramento do Desmatamento por Satélite) (“PRODES”). Together with the CAR data, the PRODES database can be consulted to determine whether a given animal originated in land that has been illegally deforested. JBS performs this analysis on every head of cattle that it acquires.

Notwithstanding our ability to perform tracking on supplier farms and head of cattle as described above, there are limitations on our and other beef processing companies’ ability to confirm full compliance with the Forest Code and other environmental and social requirements along the entire supply chain. The GTA, for example, provides information only with respect to the direct supplier of the head of cattle. While this permits verification of compliance for the direct supplier, the GTA does not capture information relating to any indirect suppliers (suppliers in the supply chain prior to the direct supplier to us of the animal). As a result, there can be no assurance that available monitoring procedures can ensure that the origin of any head of cattle was in full compliance with applicable laws, regulations or our RPP.

Embargoed Properties

As mentioned above, one of the penalties for non-compliance with the Forest Code is the embargo of the violating property. A property can be subject to full or partial embargo and such embargo may include suspension of the activity that gave rise to the infraction and of the sale of goods created in the area of infraction; and cancellation of registrations, licenses or use authorizations granted by relevant environmental regulatory bodies that permit commercial activity. The relevant environmental regulatory body is required to publish details that permit other market participants to identify the embargoed property or the embargoed portions thereof with specificity.

From a monitoring perspective, in order to ensure that we avoid transacting in respect of cattle originating from embargoed areas, we regularly check the list of embargoed properties, which is available on a website maintained by the IBAMA. Any supplier appearing on the list of embargoed properties is blocked from supplying JBS or its affiliates.

Labor Blacklist Program

We also perform regular monitoring to help ensure that we are not supporting any suppliers that have been found to employ persons under forced labor or slave-like conditions. In 2020, the Brazilian Supreme Court authorized the institution of a blacklist of such employers. The Brazilian government is responsible for maintaining the list and it is accessible on a public website. JBS accesses the website on a regular basis and any supplier appearing on the blacklist is blocked from supplying.

Transparent Livestock Platform

In an effort to overcome the difficulty inherent in determining environmental regulatory compliance in respect of our indirect suppliers, in April 2021 we developed our Transparent Livestock Platform (Plataforma Pecuária Transparente), which employs blockchain technology and permits our direct suppliers to verify environmental regulatory compliance of its suppliers (i.e., our indirect suppliers) in the Amazon region as well as in other areas of Brazil where we operate. Our Transparent Livestock Platform allows us to advance cattle traceability by including indirect suppliers in the monitoring base. Specifically, our Transparent Livestock Platform is a tool by which information relating to social and environmental compliance in the livestock supply chain can be analyzed by cross-checking publicly available official information with information provided to our direct suppliers by our indirect suppliers. Our Transparent Livestock Platform produces this analysis on an automated basis and the analysis is made available to our Transparent Livestock Platform users who request the information, in compliance with Brazil’s Data Protection Law.

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. As of June 2024, the equivalent of over 67% of cattle processed by JBS was enrolled in the platform. This information has been published in JBS S.A.’s 2022 sustainability report, which is available on JBS S.A.’s website. This report is not included in this annual report and is not incorporated into this annual report by reference.

While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle supply chain in Brazil and to which we are subject by Brazilian law, no assurance can be given that our monitoring efforts will be effective in every instance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries— Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation.” As evidenced by our efforts to develop and invest in the Transparent Livestock Platform, we are continually seeking to expand our ability to access information that would permit us to achieve more complete monitoring of our indirect supply chain.

Seara Sustainable Grain and Oil Sourcing Policy

Seara’s Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation-free supply chain for its primary grain and oil supply chains. This policy supports the conservation of native vegetation and sustainable use of agriculturally productive areas in Brazil. Currently, the policy monitors only direct suppliers to Seara.

For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome. Additionally, we have a georeferencing monitoring system that analyzes Seara’s socio-environmental grain protocol to block non-compliant direct suppliers. We currently have 1,955 territories mapped in our system. In order not to be blocked as a supplier to Seara, suppliers must:

●	Respect our commitments regarding deforestation and the business partner code of conduct;

●	Comply with applicable Brazilian environmental legislation;

●	Not be included in the Official Dirty List of Slave Labor, respecting human rights and paying attention to local and traditional communities;

●	Comply with legal obligations, especially regarding child labor, contributing to its eradication;

●	With respect to the Amazon biome, not source or sell soybean in areas with native vegetation suppression and conversion into productive areas;

●	With respect to other biomes, not trade with areas that have illegal deforestation and conversion into agricultural production areas;

●	Not source and trade grains and oils from producers and areas that are embargoed according to IBAMA’s list as well as lists published by the Chico Mendes Institute for Biodiversity Conservation (ICMBio), and the relevant State Environmental Secretariats, when available; and

●	Not source and trade grains and oils from producers that overlap with conservation units, indigenous lands, and quilombola territories or fail to comply with current environmental legislation.

Currently, this policy only applies to our subsidiary, Seara and as mentioned above only covers Seara’s direct suppliers. However, Seara’s purchases of oil and grain represent 94% of the purchases of such products by JBS in Brazil, such that the Seara policy applies to substantially all of our purchases of these commodities in the country. Additionally, only approximately 5% of the grain and oil purchased by Seara is purchased from suppliers in the Amazon region. Currently, we do not have a similar policy covering grain and oil purchases in other parts of the world.

Climate Reduction Goals

In 2021, we became the first major global meat and poultry company to set climate reduction goals by 2040. As part of these environmental aspirations, we signed on to the United Nations Global Compact’s Business Ambition for 1.5°C initiative, which aligns with the most ambitious aim of the Paris Agreement to limit global warming. We are in the process of setting science-based targets in an effort to reduce carbon emissions across our shared value chain. For example, in 2021, we agreed to participate in the Science Based Target initiative (SBTi), which provides companies with a defined path to reduce emissions using science-based targets and we are currently working to establish those targets.

We will also continue to partner with farmers, nongovernmental organizations, universities, customers and other stakeholders to identify ways to reduce agricultural emissions, combat global food insecurity and enhance the sustainability of agricultural systems. We believe agriculture has an essential role to play in the climate change solution and that companies like us are well placed to participate in collective action.

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

Sustainability-Linked Frameworks

The JBS Group has adopted three different Sustainability-Linked Frameworks relating to its climate reduction goals, as follows:

JBS S.A. June 2021 Sustainability-Linked Framework

In June 2021, JBS S.A. adopted a Sustainability-Linked Framework (the “JBS S.A. June 2021 Sustainability-Linked Framework”) establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS S.A.’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS S.A. established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The JBS S.A. June 2021 Sustainability-Linked Framework is publicly available on JBS S.A.’s website. The JBS S.A. June 2021 Sustainability-Linked Framework is not included in this annual report and is not incorporated into this annual report by reference.

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

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds— JBS USA’s 3.625% Sustainability-Linked Notes due January 2032.”

JBS USA Sustainability-Linked Framework

In November 2021, JBS USA adopted a Sustainability-Linked Framework (the “JBS USA Sustainability-Linked Framework”) establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS USA has established a sustainability performance target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The JBS USA Sustainability-Linked Framework is publicly available on JBS USA’s website. The JBS USA Sustainability-Linked Framework is not included in this annual report and is not incorporated into this annual report by reference.

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

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds—JBS USA’s 3.000% Sustainability-Linked Notes due May 2032.”

PPC Sustainability-Linked Framework

In March 2021, PPC adopted a Sustainability-Linked Framework (the “PPC Sustainability-Linked Framework”) establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Greenhouse Gas Emissions Intensity (as defined below). PPC’s long-term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, PPC has established a sustainability performance target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The PPC Sustainability-Linked Framework is publicly available on PPC’s website. The PPC Sustainability-Linked Framework is not included in this annual report and is not incorporated into this annual report by reference.

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

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about PPC’s 4.250% Sustainability-Linked Notes due April 2031, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds—PPC’s 4.250% Sustainability-Linked Notes due April 2031.”

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

China is the world’s largest pork market. A gap between consumption and production in China is fueling demand for pork imports. China imported 1.9 million metric tons of pork in 2023. This is 9.4% less than its 2022 imports but still more than any other country. Japan was previously the world’s top pork importer for more than 20 years until 2016 when China became the world’s largest importer. In 2023, Japan was the second world’s top pork importer followed by Mexico, the United Kingdom and South Korea, according to the USDA.

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

Imports and Exports

According to the USDA, world chicken imports reached a total of 11.1 million tons in 2023. The largest importers of poultry products in 2023 were Japan, Mexico, the United Kingdom, China, the European Union, and Saudi Arabia, which together accounted for 45.8% of the world’s imports of chicken products in aggregate.

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

A. Operating Results

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. We recorded a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion and US$3.8 billion for the years ended December 31, 2022 and 2021, respectively. Our Adjusted EBITDA was US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

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

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 25 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

Net revenue by significant category are as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$)
Domestic sales	54,501.3	53,478,5	48,118.9
Export sales	18,416.8	19,135,5	16,923.8
Net revenue	72,918.1	72,613,9	65,042.7

Our net revenue is derived from our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim's Consumer Foods, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, the United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb and pork, with the recently acquired Rivalea, and fish, with the recently acquired Huon, processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

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

Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this annual report, no significant impacts on our business have been measured.

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

Summary of Results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

	For the year ended December 31,
	2023	2022	% Change
	(in millions of US$)

Consolidated statement of income:
Net revenue	72,918.1	72,613.9	0.4%
Cost of sales	(64,951.0)	(61,070.2)	6.4%
Gross profit	7,967.2	11,543.6	(31.0)%
General and administrative expenses	(2,315.1)	(2,290.0)	1.1%
Selling expenses	(4,594.3)	(4,681.7)	(1.9)%
Other expenses	(122.2)	(99.6)	22.7%
Other income	148.6	311.1	(52.2)%
Net operating expense	(6,883.0)	(6,760.2)	1.8%
Operating profit	1,084.1	4,783.3	(77.3)%
Finance income	584.2	808.6	(27.8)%
Finance expense	(1,937.6)	(2,050.3)	(5.5)%
Net finance expense	(1,353.4)	(1,241.7)	9.0%
Share of profit of equity-accounted investees, net of tax	9.5	11.8	(19.5)%
Profit (loss) before taxes	(259.7)	3,553.5	n.m.
Current income taxes	(69.5)	(515.3)	(86.5)%
Deferred income taxes	197.5	105.3	87.5%
Total income taxes	128.0	(410.0)	n.m.
Net income (loss)	(131.7)	3,143.5	n.m.

Net Income

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net income (loss)	(131.7)	3,143.5	(3,275.3)		n.m.
Net margin (net income as percentage of net revenue)	(0.2)%	4.3%	(4.5	)p.p.	n.m.

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

Our cost of sales increased by US$3,880.7 million, or 6.4%, in 2023, as compared to 2022, primarily due to an increase in operating costs to US$64,951.0 million in 2023 from US$61,070.2 million in 2022 primarily resulting from (i) a 5.7% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by lower availability of cattle and inflation; and (ii) a 9.9% increase in labor costs to US$7,641.4 million in 2023 from US$6,951.6 million in 2022 primarily due to increases in wages.

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

Selling Expenses

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Selling expenses	4,594.3	4,681.7	(87.4)		(1.9)%
Selling expenses as percentage of net revenue	6.3%	6.4%	(0.1	)p.p.	—

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

Other Income

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other income	148.6	311.1	(162.4)		(52.2)%
Other income as percentage of net revenue	0,2%	0,4%	(0.2	)p.p.	—

Our other income decreased by US$162.4 million, or 52.2%, in 2023, as compared to 2022, primarily due to several transactions that are not individually significant and mainly relate to: (1) asset sales, totaling US$19.6 million in 2023, as compared to US$40.6 million in 2022; (2) insurance recovery, totaling US$21.3 million in 2023, as compared to US$16.2 million in 2022; (3) tax refunds and extemporaneous tax credits, totaling US$48.8 million in 2023, as compared to US$51.5 million in 2022; and (4) leniency expenses refund of nil in 2023, as compared to U$93.8 million in 2022.

Other Expenses

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other expenses	(122.2)	(99.6)	(22.6)		22.7%
Other expenses as percentage of net revenue	(0.17)%	(0.14)%	(0.03	)p.p.	—

Our other expenses increased by US$22.6 million, or 22.7%, in 2023, as compared to 2022, primarily due to (i) restructuring expenses, totaling US$44.3 million in 2023, as compared to US$30.5 million in 2022, and (ii) losses on asset sales, totaling US$37.7 million in 2023, as compared to US$27.4 million in 2022.

Net Finance Expense

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,353.4)	(1,241.7)	(111.7)	9.0%
Gains / (losses) from exchange rate variation	57.5	415.6	(358.0)	(86.2)%
Fair value adjustments on derivatives	82.9	(343.6)	426.5	(124.1)%
Interest expense	(1,732.9)	(1,342.5)	(390.4)	29.1%
Interest income	326.4	268.4	58.0	21.6%
Bank fees and others	(87.4)	(239.6)	152.3	(63.5)%

Our net finance expense increased by US$111.7 million, or 9.0%, in 2023 as compared to 2022, primarily due to:

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$358.0 million, or 86.2%, in 2023, as compared to 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss. During 2023, the Brazilian real appreciated 5.8% against the U.S. Dollar as compared to 2022 when the Brazilian real appreciated 3.5% against the U.S. Dollar.

●	Interest Expense – Interest expense increased by US$390.4 million, or 29.1%, in 2023, as compared to 2022. Interest expense from loans and financings increased by US$273.9 million during 2023, as compared to 2022, primarily due to an increase in total loans and financings and an increase in interest rates, as compared to 2022.

Partially offset by:

●	Fair value adjustments on derivatives – Fair value adjustments changed to a gain of US$82.9 in 2023 from a loss of US$343.6 as compared to 2022, substantially all of which was related to our short U.S. dollar derivative positions in the fourth quarter of 2023, the fair value of which increased with the strengthening of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others decreased by US$152.3 million, or 63.5%, in 2023, as compared to 2022, once there was not a significant amount of expenses of redemption premiums in 2023 as compared to the expenses of redemption premiums in the amount of US$167.8 million recorded in 2022, incurred in connection with the redemption of JBS USA`s 5.750% senior notes due 2028, JBS USA`s 6.750% senior notes due 2028, JBS USA’s 6.50% senior notes due 2029 and JBS USA`s term loan due 2026.

●	Interest income – Interest income increased by US$58.0 million, or 21.6%, in 2023, as compared to 2022, due to US$7.1 million increase in interest income primarily from present value adjustments of our accounts receivables and US$37.4 million increase in interest income from short-term investments as a result of a stronger cash position in the second half of the year.

Current and Deferred Income Taxes

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Profit before taxes	(259.7)	3,553.5	(3,813.2)		n.m.
Nominal rate	34%	34%	—		—
Expected tax expense	88.3	(1,208.2)	1,296.5		n.m.
Current income taxes	(69.5)	(515.3)	445.8		(86.5)%
Deferred income taxes	197.5	105.3	92.1		87.5%
Total income taxes	128.0	(410.0)	537.9		n.m.
Effective income tax rate	(49.28)%	(11.54)%	(37.74	)p.p.	—

n.m. = not meaningful.

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

Cost of Sales

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	61,070.2	52,753.8	8,316.4		15.8%
Gross profit	11,543.6	12,288.9	(745.2)		(6.1)%
Cost of sales as percentage of net revenue	84.1%	81.1%	3.0	p.p.	—

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

General and Administrative Expenses

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	2,290.0	2,821.2	(531.2)		(18.8)%
General and administrative expenses as percentage of net revenue	3.2%	4.3%	(1.2	)p.p.	—

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

Other Income

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other income	311.1	100.7	210.3		208.8%
Other income as percentage of net revenue	0,43%	0,15%	0.27	p.p.	—

Our other income increased by US$210.3 million, or 208.8%, in 2022, as compared to 2021, primarily due to several transactions that are not individually significant and mainly relate to: (1) gains from asset sales, totaling US$40.6 million in 2022, as compared to US$18.1 million in 2021; (2) insurance recovery, totaling US$16.2 million in 2022, as compared to nil in 2021; (3) tax refunds and extemporaneous tax credits, totaling US$51.5 million in 2022, as compared to US$18.0 million in 2021; and (4) leniency expenses refund of U$93.8 million in 2022, that did not occur during 2021.

Other Expenses

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other expenses	(99.6)	(32.6)	(67.0)		205.5%
Other expenses as percentage of net revenue	(0.14)%	(0.05)%	(0.09	)p.p.	—

Our other expenses increased by 67.0 million, or 205.5%, in 2022, as compared to 2021, primarily due to several transactions that are not individually significant and mainly relate to: (1) restructuring expenses, totaling US$30.5 million in 2022 that did not occur in 2021; and (2) losses on asset sales, totaling US$27.4 million in 2022, as compared to US$18.0 million in 2021.

Net Finance Expense

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,241.6)	(938.5)	(303.1)	32.3%
Gains / (losses) from exchange rate variation	415.6	(0.6)	416.2	n.m.
Fair value adjustments on derivatives	(343.6)	46.7	(390.3)	n.m.
Interest expense	(1,342.5)	(975.2)	(367.3)	37.7%
Interest income	268.4	144.3	124.1	86.0%
Bank fees and others	(239.6)	(153.8)	(85.8)	55.8%

n.m. = not meaningful.

Our net finance expense increased by US$303.2 million, or 32.3%, in 2022 as compared to 2021, primarily due to:

●	Interest Expense – Interest expense increased by US$367.3 million, or 37.7%, in 2022, as compared to 2021. Interest expense from loans and financings increased US$123.6 million in 2022 as compared to 2021, primarily to an increase in loans and financings, as compared to 2021.

●	Fair value adjustments on derivatives – Fair value losses from derivatives transactions of US$343.6 million during 2022 compared to a gain from derivatives transactions of US$46.7 million during 2021, substantially all of which was related to our practice of hedging our exposure of the devaluation of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others increased by US$85.9 million, or 55.8%, primarily as a result of the expenses of redemption premiums in the amount of US$167.9 million for the year ended December 31, 2022 (US$103.7 million for the year ended December 31, 2021, incurred in connection with the redemption of JBS Finance Luxembourg’s 5.750% senior notes due 2025, PPC’s 5.750% senior notes due 2025 and JBS Finance Luxembourg 7.000% senior notes due 2026.

Partially offset by:

●	Gains / (losses) from exchange rate variation – Exchange rate variation was a gain of US$415.6 million during 2022 from a loss of US$0.6 million during 2021 primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022 from a loss of US$98.5 million in 2021. Since the first quarter 2022, our loan structure was reviewed and the intercompany loans were converted into equity investments that in substance form part of the reporting entity's net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss.

●	Interest income – Interest income increased by US$124.1 million, or 86.0%, in 2022, as compared to 2021 due to US$49.7 million increase in interest income primarily from present value adjustments of our accounts receivables and US$44.3 million increase in interest income from cash equivalents.

Current and Deferred Income Taxes

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Profit before taxes	3,553.5	5,062.8	(1,509.4)		(29.8)%
Nominal rate	34%	34%	—		—
Expected tax expense	(1,208.2)	(1,721.3)	513.1		(29.8)%
Current income taxes	(515.3)	(1,402.6)	887.3		(63.3)%
Deferred income taxes	105.3	158.5	(53.2)		(33.6)%
Total income taxes	(410.0)	(1,244.1)	834.1		(67.1)%
Effective income tax rate	(11.54)%	(24.6)%	13.1	p.p.	—

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

Segment Results

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar)
Net revenue
Brazil segment	11,414.4	9,990.0	1,424.4	14.3%
Seara segment	8,324.2	6,773.8	1,550.4	22.9%
Beef North America segment	22,069.1	21,443.4.	625.7	2.9%
Pork USA segment	8,153.1	7,626.2	526.9	6.9%
Pilgrim’s Pride segment	17,455.1	14,765.1	2,690.0	18.2%
Australia segment	6,323.3	5,344.9	978.4	18.3%
Others segment	842.0	713.0	129.0	18.1%
Total reportable segments	74,581.2	66,656.4	7,924.8	11.9%
Eliminations (1)	(1,967.2)	(1,613.8)	(353.4)	21.9%
Total net revenue	72,614.0	65,042.6	7,571.4	11.6%
Adjusted EBITDA
Brazil segment	468.9	431.9	37.0	8.6%
Seara segment	896.7	714.7	182.0	25.5%
Beef North America segment	2,081.7	4,511.9	(2,430.2)	(53.9)%
Pork USA segment	756.3	786.0	(29.7)	(3.8)%
Pilgrim’s Pride segment	2,084.6	1,691.7	392.9	23.2%
Australia segment	443.9	327.6	116.3	35.5%
Others segment	(7.9)	24.7	(32.6)	n.m.
Total reportable segments	6,724.2	8,488.5	(1,764.3)	(20.8)%
Eliminations (1)	(2.2)	(2.0)	(0.2)	10.0%
Total Adjusted EBITDA	6,722.0	8,486.5	(1,764.5)	(20.8)%

(1)	Includes intercompany and intersegment transactions.
n.m.	= not meaningful.

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

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$)

Net income (loss)	(131.7)	3,143.5	3,818.6
Income tax and social contribution taxes – current and deferred	(128.0)	410.0	1,244.1
Net finance expense	1,353.4	1,241.7	938.5
Depreciation and amortization expenses	2,149.1	1,907.9	1,673.2
Share of profit of equity-accounted investees, net of tax	(9.5)	(11.8)	(17.2)
Antitrust agreements expenses (a)	102.5	101.4	792.6
Donations and social programs expenses (b)	18.2	23.9	27.3
J&F Leniency expenses refund (c)	—	(93.8)	—
Impairment of assets (d)	26.3	17.4	—
Restructuring expenses (e)	53.3	—	—
Other operating income (expense), net (f)	24.5	(18.3)	9.1
Adjusted EBITDA	3,457.9	6,722.0	8,486.4

Adjusted EBITDA by segment:
Brazil	469.3	468.9	431.9
Seara	364.5	896.7	714.7
Beef North America	114.2	2,081.7	4,511.9
Pork USA	526.9	756.3	786.0
Pilgrim’s Pride	1,536.0	2,084.6	1,691.7
Australia	454.7	443.9	327.6
Others	(5.2)	(7.9)	24.7
Total reportable segments	3,460.4	6,724.2	8,488.5
Eliminations (g)	(2.6)	(2.2)	(2.0)
Adjusted EBITDA	3,457.8	6,722.0	8,486.5

(a)	Refers to antitrust agreements entered into by JBS USA and its subsidiaries. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
(b)	Refers to donations made to (i) the Instituto J&F for improvements to the school’s building, (ii) the social program “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil and (iii) the JBS Fund for The Amazon, a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(c)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions—J&F Settlement Agreement.”
(d)	Refers to the impairment of assets related to Planterra's plant closure in 2023.
(e)	Refers to multiple restructuring initiatives, primarily those in our indirect subsidiary PPC, which are registered as other expenses, as well as other non-significant restructuring projects that are registered as general and administrative expenses.
(f)	Refers to several adjustments, mainly outside of Brazil, such as expenses related to acquisitions and insurance indemnities, among others.
(g)	Includes intercompany and intersegment transactions.

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

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023. We believe we have a strong liquidity position and a well-staggered debt maturity profile. As of December 31, 2023, we had cash and cash equivalents of US$4,702.0 million. In addition, we are permitted to borrow up to US$3,331.6 million under our revolving credit facilities. The table below shows our debt amortization schedule, together with our cash and cash equivalents as of December 31, 2023 and our borrowing capacity under our revolving credit facilities as of December 31, 2023.

Debt Amortization Schedule

(in US$ millions)

Our cash and cash equivalents balance together with our borrowing capacity under our revolving credit facilities as of December 31, 2023 would be sufficient to meet our outstanding debt requirements through 2031. However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information—D. Risk Factors.”

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

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

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

For 2022, net cash used in financing activities totaled US$1,667.5 million, of which US$7,473.2 million was cash used in payments of loans and financings, US$551.9 million was cash used in purchase of treasury shares and US$872.8 million was cash used in payments of dividends; which was partially offset by US$8,011.6 million in cash proceeds from loans and financings.

For 2021, net cash used in financing activities totaled US$64.8 million, of which US$6,272.5 million was cash used in payments of loans and financings, US$1,922.1 million was cash used in purchase of treasury shares and US$1,379.6 million was cash used in payments of dividends; which was partially offset by US$9,981.0 million in cash proceeds from loans and financings.

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

Description of Material Indebtedness

The following summarizes our material indebtedness as of the date of this annual report.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of December 31, 2023.

Security		Outstanding Principal Amount	Final Maturity
		(in millions)
JBS USA 2.500% Notes due 2027 (1)	US$	978.0	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$	900.0	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$	600.0	February 2029
JBS USA 5.500% Notes due 2030 (1)	US$	1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$	500.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)	US$	923.0	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$	1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)	US$	2,050.0	April 2033
JBS USA 6.750% Notes due 2034 (1)	US$	1,600.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	US$	900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$	1,550.0	December 2052
JBS USA 7.250% Notes due 2053 (1)	US$	900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031 (2)	US$	1,000.0	April 2031
PPC 3.500% Notes due 2032 (2)	US$	900.0	March 2032
PPC 6.250% Notes due 2033 (2)	US$	1,000.0	July 2033
PPC 6.875% Notes due 2034 (2)	US$	500.0	May 2034

(1)	The issuers of these notes are JBS USA, JBS USA Food Company and JBS Luxembourg Company and these notes are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(2)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

The indentures governing these notes contain negative covenants that limit JBS USA or PPC, as applicable, and their respective significant restricted subsidiaries that guarantee these notes from creating liens on future Principal Property (as defined in the applicable indentures governing each series of notes) to secure debt and entering into certain sale and leaseback transactions. In addition, the indentures governing these notes restrict JBS USA’s or PPC’s, as applicable, ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications, including that as of the date of this annual report, there are no Principal Properties. For more information about these covenants and the indentures governing each series of these notes, see Exhibits 2.2 through 2.51 to this annual report. We are currently in compliance with the covenants under the indentures governing our notes.

Filing of Debt Registration Statement

Holders of JBS USA’s 6.750% Senior Notes due 2034 and JBS USA’s 7.250% Senior Notes due 2053 benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use commercially reasonable efforts to consummate an exchange offer (the “JBS USA Exchange Offer”) within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. An initial registration statement on Form F-4 relating to the JBS USA Exchange Offer (as amended, the “Debt Registration Statement”) was filed with the SEC on March 27, 2024, and an amendment thereto was filed with the SEC on August 15, 2024; however, the Debt Registration Statement has not yet become effective. No securities pursuant to the Debt Registration Statement may be sold and no offers to buy be accepted in connection with the JBS USA Exchange Offer prior to the time the Debt Registration Statement becomes effective. In addition, the Debt Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the JBS USA Exchange Offer in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Debt Registration Statement.

Cash Tender Offers for JBS USA Notes

On June 11, 2024, JBS USA Food Company launched cash tender offers to purchase for a combined aggregate purchase price, excluding accrued and unpaid interest, of $500 million (the “Maximum Amount”): (i) up to $400.0 million aggregate purchase price of its 6.500% Senior Notes due 2029 and 5.750% Senior Notes due 2033; and (ii) up to the Maximum Amount of its 6.750% Senior Notes due 2034, subject to certain prioritized acceptance levels and certain terms and conditions of the tender offers. The applicable series of notes that were tendered and not withdrawn exceeded the Maximum Amount and the tender cap set forth in the offer to purchase and JBS USA Food Company accepted for purchase (1) $8,067,000 of its 6.500% Senior Notes due 2029, (2) $387,993,000 of its 5.750% Senior Notes due 2033 and (3) $92,954,000 of its 6.750% Senior Notes due 2034. Payment for the tendered notes took place on June 28, 2024, and such tendered notes were cancelled on the same date in accordance with the terms of the indentures governing each applicable series of notes.

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

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about the JBS S.A. June 2021 Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks—JBS S.A. June 2021 Sustainability-Linked Framework.”

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about the JBS USA Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— JBS USA Sustainability-Linked Framework.”

PPC’s 4.250% Sustainability-Linked Notes due April 2031

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target it established under the its Sustainability-Linked Framework adopted in March 2021(the “PPC Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about the PPC Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— PPC Sustainability-Linked Framework.”

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

The JBS S.A. Revolving Credit Facility contains customary representations, covenants and events of default. The JBS S.A. Revolving Credit Facility contains negative covenants that restrict the borrowers and guarantors thereunder and significant restricted subsidiaries from creating liens on their property or assets to secure debt and entering into certain sale and leaseback transactions. In addition, the JBS S.A. Revolving Credit Facility restrict the borrowers’ and guarantors’ ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications. For more information about these covenants and the JBS S.A. Revolving Credit Facility, see Exhibit 4.1 to this annual report. We are currently in compliance with the covenants under the JBS S.A. Revolving Credit Facility.

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

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. The JBS USA Senior Unsecured Revolving Facility restricts any restricted subsidiary of JBS USA that is not a borrower or guarantor of the JBS USA Senior Unsecured Revolving Facility from incurring additional debt, subject to certain exceptions. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”). For more information about these covenants and the JBS USA Senior Unsecured Revolving Facility, see Exhibits 4.2 and 4.3 to this annual report. We are currently in compliance with the covenants under the JBS USA Senior Unsecured Revolving Facility.

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

As of December 31, 2023, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility replaced the Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended, modified, extended, restated, amended and restated, replaced, or supplemented prior to the date hereof, the “PPC Existing Credit Agreement”). The PPC Revolving Credit Facility increased PPC’s availability under the revolving loan commitment from $800.0 million to $850.0 million, amended certain covenants, and extended the maturity date of PPC’s revolving loan commitments from August 9, 2026 to October 4, 2028. Outstanding borrowings under the PPC Revolving Credit Facility bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

Subject to the PPC Collateral Cure (as defined below), the PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries and is unsecured. The PPC Revolving Credit Facility will be used for general corporate purposes and replaces the PPC Existing Credit Agreement.

The PPC Revolving Credit Facility contains customary representations and warranties, covenants and events of default. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”). In addition, the PPC Revolving Credit Facility restricts any restricted subsidiary that is not a loan party from incurring additional debt, subject to certain exceptions.

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

For more information about these covenants and the PPC Revolving Credit Facility, see Exhibit 4.4 to this annual report. We are currently in compliance with the covenants under the PPC Revolving Credit Facility.

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

In May 2024, JBS S.A. issued debentures underlying four series of CRAs due 2029, 2034, 2039 and 2044, respectively, in the aggregate principal amount of R$1,875 million (equivalent to approximately US$387.3 million, converted at the foreign exchange rate as of December 31, 2023). These debentures are denominated in Brazilian reais and accrue interest at rates between 6.0% and 6.9947% per annum.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1,148.8 million (US$220.2 million). These debentures are denominated in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively. In May 2024, these sustainability-linked CRAs and their underlying debentures were repaid in full. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Repayment of Debentures and CRAs.”

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

Our capital expenditures for the year ended December 31, 2023 totaled US$1,502.1 million in cash used in the purchase of property, plant and equipment, of which 51% were investments in facilities and 49% were investments in capacity expansion.

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

Contractual Obligations

The following tables summarize our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of December 31, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,205.1	—	—	—	6,205.1
Loans and financing	891.6	171.2	1,212.5	17,723.8	19,999.1
Estimated interest on loans and financings (1)	1,362.9	1,052.5	1,910.1	7,390.2	11,715,8
Derivatives liabilities (assets)	144.2	—	—	—	144.3
Other liabilities	21.2	20.9	—	62.0	104.0
Payment of leases	(2.8)	293.4	442.3	1,108.3	1,841.2
Total	8,622.2	1,538.1	3,565.0	26,284.3	40,009.5

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2023 exchange rate.

	As of December 31, 2022
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,531.7	—	—	—	6,531.7
Loans and financing	1,577.0	815.0	2,396.3	12,911.7	17,700.1
Estimated interest on loans and financings (1)	924.3	1,837.5	1,485.2	4,441.1	8,688.2
Derivatives liabilities (assets)	107.2	—	—	—	107.2
Other liabilities	6.5	5.3	0.1	—	11.9
Payment of leases	342.7	500.5	313.3	853.2	2,009.8
Total	9,489.6	3,158.6	4,194.9	18,206.1	35,049.0

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2022. Payments in foreign currencies are estimated using the December 31, 2022 exchange rate.

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

Board of Directors

The following table sets forth the name and position of individuals who served on JBS S.A.’s board of directors as of March 27, 2024.

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

Board of Executive Officers

The following table sets forth the name and position of the members of JBS S.A.’s board of executive officers as of March 27, 2024.

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

The members of JBS S.A.’s socio-environmental responsibility committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s socio-environmental responsibility committee was Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were: Guilherme Motta, president of our leather business; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Alba Pettengill, Francisco Sergio Turra, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva.

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

The members of JBS S.A.’s statutory audit committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s statutory audit committee is Carlos Hamilton Vasconcelos Araújo, an independent member of JBS S.A.’s board of directors. The other members were: Paulo Sérgio Cruz Dortas Matos, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s related parties committee; and Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors.

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

The members of JBS S.A.’s financial and risk management committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s financial and risk management committee was Guilherme Perboyre Cavalcanti, JBS S.A.’s Global Chief Financial Officer and Investor Relations Officer. The other members were: Wesley Mendonça Batista Filho, executive officer of JBS S.A. and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Gelson Luiz Merisio and Cledorvino Belini.

Governance, Compensation and Nomination Committee

JBS S.A.’s governance, compensation and nomination committee aims to implement practices and policies based on the highest standards of corporate governance and compliance.

The members of JBS S.A.’s governance, compensation and nomination committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s governance, compensation and nomination committee was Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Francisco Sergio Turra, Gelson Luiz Merisio and Paulo Bernardo Silva.

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

The members of JBS S.A.’s related parties committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s related parties committee was Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors. The other members were: Paulo Sérgio Cruz Dortas Matos, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s statutory audit committee; and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo and Alba Pettengill.

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

The members of JBS S.A.’s diversity, equity and inclusion committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s diversity, equity and inclusion committee was Jeremiah O'Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were: Cameron Bruett, head of corporate affairs and chief sustainability officer; Juriana Sperandio Domingues, head of human resources in North America and Global human resources director; Marcela Rocha, executive director of corporate affairs; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Kátia Regina de Abreu Gomes and Alba Pettengill.

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

The following table sets forth the holders of the issued and outstanding JBS S.A. common shares and their respective shareholdings as of March 15, 2024:

Shareholder	Shares outstanding	%
J&F and JBS Participações (1)	1,075,419,898	48.48%
BNDESPar (2)	461,661,101	20.81%
Capital Research and Management Company (3)	111,359,154	5.02%
Other shareholders	569,676,217	25.68%
Total	2,218,116,370	100.00%

(1)	J&F, a corporation (sociedade anônima) incorporated under the laws of Brazil, indirectly owns 100% of the total capital stock of JBS Participações, a corporation (sociedade anônima) incorporated under the laws of Brazil. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. J&F is a party to secured loan agreements with a number of Brazilian financial institutions pursuant to which J&F has pledged, as security for the loans, JBS S.A. common shares.

(2)	BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) (“BNDES”) which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES’s website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its Board of Directors and finally by its Board of Executive Officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar’s bylaws, the Board of Executive Officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS S.A. The Board of Executive Officers of BNDESPar is comprised of 10 members, the CEO being also the CEO of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the Board of Executive Officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government.

(3)	Capital Research and Management Company, a Delaware corporation, is a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately-held asset management firm with operations around the world. Capital Research and Management Company is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities.

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

J&F indirectly owns 100% of the total capital stock of JBS Participações, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F.

Capital Research and Management Company

On January 31, 2024, Capital Research and Management Company, a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately-held asset management firm with operations around the world, notified us that it had acquired and managed 110,411,772 JBS S.A. common shares, corresponding to 4.97% of our total capital stock, and have increased its holding of JBS S.A. common shares to 111,359,154, representing 5.02% of our total capital stock as of March 27, 2024. Capital Research and Management Company is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities.

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

In 2017, following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (“Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República) and a leniency agreement (“Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the agreements in Brazil.

On May 3, 2017, former J&F officers, former senior executives and board members of JBS S.A. and JBS USA, as well as our ultimate controlling shareholders, entered into the Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to illicit payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F, on behalf of itself and its subsidiaries, entered into the Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

On October 14, 2020, J&F, JBS S.A. and our ultimate controlling shareholders (collectively, the “Respondents”), entered into a settlement agreement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. In connection with the SEC settlement, the SEC issued a cease-and-desist order (the “SEC order”), finding violations of certain provisions of Section 13(b) of the Exchange Act and the rules thereunder, including Exchange Act Rule 13b2-2, in connection with illicit payments made in Brazil from 2009 to 2015 pursuant to which, among other things, JBS S.A. received support from a government official to obtain financing from BNDES, which financing facilitated JBS S.A.’s acquisition of PPC in 2009, unbeknownst to the management of PPC. The SEC Order required the Respondents to: cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder, and Exchange Act Rule 13b2-2; evaluate, review and continue to improve anti-bribery and anti-corruption compliance programs; and report to the SEC on such improvements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payments has been made in full. In January 2024, following a three-year reporting period, the SEC’s Division of Enforcement issued termination letters that formally concluded its investigation into each of the Respondents, including JBS S.A. In these termination letters, the SEC stated that, as of the date of the letters, it did not intend to recommend any further enforcement action in this matter.

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

Other Investigations and Proceedings

Our ultimate controlling shareholders and J&F were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, including JBS S.A., and foreign exchange futures contracts, as set forth below. These investigations have since been concluded. JBS S.A. and Seara (a subsidiary of JBS S.A.) were party to one of these investigations, as described below. Our ultimate controlling shareholders are also subject to ongoing criminal investigations by the Brazilian Federal Prosecution Office based on similar allegations.

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

Banco Original S.A.

We have entered into an assignment agreement with Banco Original S.A., pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and outside Brazil. The assignments are done at face value of the receivable less the discount applied by Banco Original through a transfer without recourse to Banco Original S.A. of all of the associated risks and benefits of such trade accounts receivables. For the years ended December 31, 2023, 2022 and 2021, we incurred losses from the sale of the receivables of US$97.3 million, US$72.6 million and US$35.6 million, respectively, recognized as financial expenses.

As of December 31, 2023 and December 31, 2022, we held investments with Banco Original S.A. in the amounts of US$781.5 million and US$358.4 million, respectively, recognized as cash and cash equivalents. The investments have similar rates of return as the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. For the years ended December 31, 2023, 2022 and 2021, we earned interest from these investments in the amounts of US$21.8 million, US$1.4 million and US$1.1 million, respectively, recognized as financial income.

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

The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2023 and December 31, 2022, US$878,000 and US$558,000, respectively, and the total amounts of accounts payable were US$401,000 and US$42,000, respectively. For the year ended December 31, 2023, the total net revenue to JBJ was US$5.0 million (US$12.8 million and US$2.6 million for the years ended December 31, 2022 and 2021, respectively) and the total amount of purchases made by JBJ from the JBS Group was US$349.5 million (US$658.6 million and US$100.0 million for the years ended December 31, 2022 and 2021, respectively).

We have a livestock purchase agreement for future delivery with certain suppliers, including JBJ. As of December 31, 2023 and December 31, 2022, the balances of this transaction was US$61.9 million and US$85.5 million, respectively.

Flora Produtos de Higiene e Limpeza S.A.

Flora Produtos de Higiene e Limpeza S.A. (“Flora”), is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. The transactions with Flora are recurrent and conducted in the normal course of JBS S.A.’s business.

As of December 31, 2023, the total amount of accounts receivable was US$6.9 million (US$6.6 million as of December 31, 2022), and the total amount of accounts payable was nil (nil as of December 31, 2022). For the year ended December 31, 2023, the total net revenue to Flora was US$65.4 million (US$159.1 million and US$43.7 million for the years ended December 31, 2022 and 2021, respectively), and for the year ended December 31, 2023 no purchases were made by Flora (US$2.6 million and US$83,000 for the years ended December 31, 2022 and 2021, respectively).

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

Legal Proceedings

We are subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters. Provisions are recognized when losses are considered probable (i.e., more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured. Where it is not probable that a present obligation exists, we disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made.

We are engaged in several judicial and administrative proceedings, mainly in Brazil. The assessment of the likelihood of losses in these cases considers the available evidence, the hierarchy of laws, case law, the most recent court decisions and their relevance, as well as the opinions of internal lawyers. Provisions are adjusted for inflation and recorded under net financial income (expenses). The average time to conclude the lawsuits are: labor approximately 2 year and a half; civil approximately 4 years and tax and social security: between 5 to 10 years.

Probable Loss

The tables below set forth the amount of provisions recognized for legal and administrative proceedings by category and jurisdiction as of the dates indicated.

	As of December 31, 2023
	Labor	Civil	Tax and Social Security	Total
	(in millions of U.S. dollars)
Brazil	107.9	73.5	133.0	314.4
United States	—	197.4	—	197.3
Other jurisdictions	0.1	0.1	1.4	1.5
Total	108.0	271.0	134.4	513.4

	As of December 31, 2022
	Labor	Civil	Tax and Social Security	Total
	(in millions of U.S. dollars)
Brazil	99.2	48.5	104.1	251.9
United States	—	174.2	—	174.2
Other jurisdictions	0.1	0.1	1.3	1.4
Total	99.3	222.8	105.4	427.5

Set forth below are further details regarding proceedings for which provisions have been recognized.

Labor Proceedings

Brazil

As of December 31, 2023, the total amount of provisions recognized for labor proceedings was US$107.9 million (US$99.2 million as of December 31, 2022). There is a large quantity of individually low value lawsuits filed by former employees seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time.

United States

Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (“Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (“Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to the Poultry Workers Class in violation of the Sherman Antitrust Act. Defendants moved to dismiss on December 18, 2020, which the Maryland Court denied on March 10, 2021. On June 14, 2021, PPC entered into an agreement to settle all claims made by the Poultry Workers Class for US$29.0 million, and paid the plaintiffs this amount during the year 2021, though the agreement is still subject to final approval by the Maryland Court. On February 16, 2022, the plaintiffs filed an amended complaint, which extended the relevant period, added defendants, and included additional workers in the class. We have recognized these settlement expenses within general and administrative expense in our consolidated statements of income.

Civil Proceedings

Brazil

As of December 31, 2023, the total amount of provisions recognized for civil proceedings was US$73.5 million (US$48.5 million as of December 31, 2022). There is a large quantity of individually low value lawsuits mainly related to indemnities for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer contracts - product quality.

United States

As of December 31, 2023, the total amount of provisions recognized for civil proceedings was US$197.4 million (US$174.2 million as of December 31, 2022).

Broiler Antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of US$195.5 million, each of which has received final approval from the Illinois Court, and paid in 2021. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, we have accrued US$537.4 million to cover settlements with various Broiler Opt Outs and paid a total of US$498.5 million to Broiler Opt Outs. As of December 31, 2023, we had recorded a provision of US$38.9 million for these settlements.

Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed with the U.S. District Court for the District of Minnesota (the “Minnesota Court”) against JBS USA, a number of other pork producers, and Agri Stats, Inc. on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18-cv-01776 (the “Pork Antitrust Litigation”). The class plaintiffs thereafter filed three consolidated amended complaints: the putative direct purchaser plaintiff class (“Pork DPPs”), the putative commercial and industrial indirect purchaser plaintiff class (“Pork CIIPPs”), and the putative consumer indirect purchaser plaintiff class (“Pork Consumers”). Certain plaintiffs have also filed amended direct action complaints (“Pork DAPs”). Defendants filed motions to dismiss each of the amended complaints, which the Minnesota Court denied in large part, but granted as to certain state law claims. On March 9, 2023, the Minnesota Court certified all three classes. During 2021, JBS USA entered into agreements to settle all claims made by the Pork DPPs, Pork CIIPPs, and Pork Consumers, for an aggregate total of US$57.3 million, each of which has received final approvals from the Minnesota Court and was paid in 2021. JBS USA continues to defend itself against the Pork DAPs, as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, we have accrued US$80.2 million to cover negotiated settlements with various Pork Opt Outs and paid a total of US$43.5 million to Pork Opt Outs. As of December 31, 2023, we had recorded a provision of US$36.7 million for these settlements.

Beef Antitrust Litigation

Between April 23, 2019 and May 22, 2019, a series of purported class action lawsuits were filed with the Minnesota Court against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors. Subsequent amended complaints were consolidated and filed with the Minnesota Court, alleging violations of the Sherman Antitrust Act, the Packers and Stockyards Act, and the Commodity Exchange Act on behalf of a putative class of persons and entities selling fed cattle and transacting in live cattle futures and options (“Fed Cattle Class”) and a putative class of persons and entities selling cows and calves to fed cattle lots (“Cow-Calf Class” and, together with the Fed Cattle Class, the “Cattle Class”). Defendants filed motions to dismiss as to the Fed Cattle Class, which the Minnesota Court denied in large part, but granted as to certain state law claims. Defendants filed motions to dismiss as to the Cow-Calf Class, which is pending with the Minnesota Court. Separately, between April 26, 2019 and June 18, 2020, another series of purported class action lawsuits were filed against JBS USA and a number of other beef processors in Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act. The class plaintiffs thereafter filed three consolidated amended complaints: the putative direct purchaser plaintiff class (“Beef DPPs”), the putative commercial and institutional indirect purchaser plaintiff class (“Beef CIIPPs”), and the putative consumer indirect purchaser plaintiff class (“Beef Consumers”). Certain plaintiffs have also filed amended direct action complaints (“Beef DAPs”). On October 13, 2021, the complaints of the Cattle Class, Beef Consumers, Beef DPPs, Beef CIIPPs, Beef Consumers, and Beef DAPs were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (the “Beef Antitrust Litigation”). JBS USA has settled with the Beef DPPs for US$52.5 million and with the Beef CIIPPs for US$25 million, for an aggregate amount of US$77.5 million recognized as expense. JBS USA has received approvals from the Minnesota Court for the two settlements. The full amount was paid in 2023 and there was no remaining balance as at December 31, 2023. JBS USA continues to defend itself against the Cattle Class, Beef Consumers, and Beef DAPs as well as parties that have opted out of the Beef DPP settlement (collectively, the “Beef Opt Outs”). JBS USA will seek reasonable settlements where they are available. During 2022, we recognized a provision of US$21.4 million to cover negotiated settlements with various Beef Opt Outs, which remained unpaid as of December 31, 2023.

Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed with the U.S. District Court for the District of Colorado (the “Colorado Court”) against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. On February 17, 2023, JBS USA filed a motion to dismiss the case, which the Colorado Court denied on September 28, 2023. JBS USA reached a settlement to resolve the claims for a total amount of US$55.0 million recognized as expense which was fully provisioned and unpaid as of December 31, 2023. In March 2024, the settlement was finalized and approved by the Colorado Court.

U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, PPC entered into an agreement to settle all claims made by the State of Washington for US$11.0 million. The State of Washington claim was paid in the second quarter of 2023. We will seek reasonable settlements with the other states where they are available. In 2023, US$16.4 million was recognized in general and administrative expense our consolidated statements of income to cover settlements with other Attorneys General, and as of December 31, 2023, we had recorded a provision of US$5.4 million to cover these settlements.

Tax and Social Security Proceedings

Brazil

As of December 31, 2023, the total amount of provisions recognized for tax and social security proceedings was US$133.0 million (US$104.1 million as of December 31, 2022). None of these matters is individually material. Most of these lawsuits involve Brazilian taxes such as ICMS (value-added tax on sales and services), PIS/COFINS (social contribution on billings) and CSLL (social contribution on net income).

Possible Loss (Contingent Liabilities)

In addition, as of December 31, 2023, we had other ongoing proceedings in the aggregate amount of US$6.0 billion (US$4.1 billion as of December 31, 2022) whose likelihood of loss we have determined to be possible (i.e., not more likely than not, but more than remote), as a result of which no provisions have been recognized.

Set forth below are further details regarding these proceedings.

Labor Proceedings

As of December 31, 2023, the total amount of labor claims with a possible chance of loss was US$267.0 million (US$243.6 million as of December 31, 2022). Most of these lawsuits were filed by former employees seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. None of these matters is individually material.

Civil Proceedings

As of December 31, 2023, the total amount of civil claims with a possible chance of loss was US$405.1 million (US$336.5 million as of December 31, 2022). Most of these lawsuits relate to indemnities for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality. Described below are further details regarding the individually significant proceedings.

United States

U.S. Federal Matters

On December 23, 2020 and October 29, 2021, we received civil investigative demands (“CIDs”) from the DOJ related to the fed cattle and beef packing industry. We cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ. No loss related to these matters can be reasonably estimated.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. The defendants (including PPC) jointly moved to dismiss the consolidated amended complaint, which the Oklahoma Court denied as to PPC and certain other defendants. PPC, therefore, continues to litigate against the putative class plaintiffs. No loss related to this matter can be reasonably estimated.

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado (“Colorado Court”) against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (“Hogan Litigation”). The complaint alleges, among other things, that PPC’s SEC filings contained statements that were rendered materially false and misleading by PPC’s failure to disclose that (1) PPC colluded with several of its industry peers to fix prices in the broiler-chicken market as alleged in the Broiler Antitrust Litigation, (2) its conduct constituted a violation of federal antitrust laws, and (3) PPC’s revenues during the class period were the result of illegal conduct. On July 31, 2020, defendants filed a motion to dismiss, which the Colorado Court granted on procedural grounds on April 19, 2021. On May 17, 2021, the plaintiff filed a motion for amended judgment, which the Colorado Court denied on November 29, 2021. The plaintiff then filed a notice of appeal on December 28, 2021, and the appeal was opened in the U.S. Court of Appeals for the Tenth Circuit. On July 13, 2023, the Tenth Circuit reversed the Colorado Court decision and remanded to consider the complaint on the merits. PPC filed a renewed motion to dismiss the complaint, and on December 26, 2023, the Colorado Court denied the motion. PPC, therefore, will continue to litigate against the putative class plaintiffs. No loss related to this matter can be reasonably estimated.

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters; on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices; and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. We are cooperating with the DOJ in its investigations and CID. The DOJ has informed us that it is likely to file a civil complaint pursuant to at least one of these investigations. No loss related to this matter can be reasonably estimated.

Canada

Canada Antitrust Litigation

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation. We continue to litigate against the plaintiffs and will seek reasonable settlements where they are available. No loss related to this matter can be reasonably estimated.

Tax and Social Security Proceedings

As of December 31, 2023, the total amount of tax and social security claims with a possible chance of loss was US$5.35 billion (US$3.56 billion as of December 31, 2022). Most of these lawsuits relate to disallowed credits of PIS/COFINS (social contribution on billings), ICMS (value-added tax on sales and services) and IPI (tax on industrialized products) taxes, fines for alleged non-compliance with ancillary obligations, assessments resulting from alleged non-compliance with requirements for deducting state and federal tax benefits. Most of these lawsuits are not individually significant, except as described below.

Brazil

Profits earned by foreign subsidiaries

Beginning in 2016, the Brazilian tax authorities issued certain assessments to JBS S.A. from charges related to profits earned abroad, which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. JBS S.A. clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that JBS S.A. disagrees with the criteria being applied by the inspection. JBS S.A. filed administrative objections that are awaiting judgment. Management’s evaluation is that, considering historical values related to the dates of the assessments, the amount of loss considered possible is US$2.3 billion (US$1.2 billion as of December 31, 2022). Seara has the same matter under discussion, and the amount of loss considered possible is US$0.2 billion in 2023 (US$0.1 billion as of December 31, 2022).

Decision on matters 881 and 885 by the Brazilian Supreme Court

As of February 8, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) (“STF”) has assessed matters 881 – Extraordinary Resources No. 949.297 and 885 – Extraordinary Resources No. 955.227 and unanimously ruled that a previous final decision favorable to companies regarding taxes paid on a continuous basis will lose its effect in case the STF subsequently decides otherwise. We have evaluated the matters of this decision, which covers social contribution on net income (CSLL), which we regularly collect. We also evaluated other taxes that fit the definition contained in the decision, and there are no cases with a final and unappealable decision in favor of us and which have an unfavorable decision in the STF. No loss related to this matter can be reasonably estimated.

Profits earned tax assessments

Tax assessments issued between 2017 and 2019, with the main objective of imposing income tax withheld at source, plus fines for non-payment, on payments made by us, which were later the subject of a plea bargain. The tax assessment is grounded on the alleged absence of cause of payment or the identification of the payment’s beneficiary. The absence of a provision in this case is motivated by the fact that the identification of the payment’s beneficiary and the cause of payment were given in the plea bargain, which is supported by an independent technical report. The amount of loss considered possible is US$238 million (US$200 million as of December 31, 2022).

Tax credits

State tax credits transferred from other states have been scrutinized by the tax authorities. It contends that the establishments facilitating these credit transfers did not possess the credits, which should have been allocated to different establishments. We view that the chance of success in this case is more likely than not because the tax assessments were issued with material mistakes, which implicates its annulment, and the fact that the credit transfers were, indeed, accurate. The amount of loss considered possible is US$233 million (US$204 million as of December 31, 2022).

Mexico

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

On May 12, 2022, the Mexican Tax Administration Service (“SAT”) issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the U.S. to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments, which is still pending. Amounts under appeal are approximately US$287.1 million for each of the two tax assessments. No loss related to this matter can be reasonably estimated.

Other Proceedings

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings (the “NYAG Defendants”), in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040.  The complaint alleges claims for deceptive acts or practices under New York General Business Law (“GBL”) §349, false advertising under GBL §350 and fraud and illegality under New York Executive Law §63(12), and seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On May 3, 2024, the NYAG Defendants moved to dismiss the complaint for lack of jurisdiction and the failure to state a claim under New York’s statute restricting strategic lawsuits against public participation (SLAPP) (New York Civil Rights Law §76-a(1)(a)). The motion to dismiss raises factual and legal deficiencies, including that the complaint fails to demonstrate a false or misleading statement, that the NYAG Defendants have been transparent in communicating their intention of reducing greenhouse gas emissions, and that the alleged statements are not actionable as a matter of law. Although we believe the complaint lacks legal and factual merit and intend to vigorously defend the case, we cannot ensure that we will prevail or that the complaint will not increase the risk of related lawsuits by securityholders.

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

Release of Guarantees of Subsidiary Guarantors

A Guarantee by a Subsidiary Guarantor of the notes will be automatically and unconditionally released and discharged upon:

(1)(a) such Subsidiary Guarantor ceasing to constitute a Restricted Subsidiary of the Company in compliance with the applicable Indenture, whether upon a sale, exchange, transfer or disposition of Capital Stock in such Subsidiary Guarantor (including by way of merger or consolidation) or the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, or (b) the sale or disposition in compliance with the applicable Indenture of all or substantially all of the assets of such Subsidiary Guarantor;

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

Disqualified Capital Stock” means any Capital Stock that, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event,

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

JBS S.A.

(a)	List of Exhibits

Exhibit No.	Description
1.1	By-laws of JBS S.A. (English translation) (incorporated by reference to Exhibit 3.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.1	Registration Rights Agreement, dated as of September 19, 2023, by and between JBS USA Lux S.A., and BMO Capital Markets Corp., as representative on behalf of certain initial purchasers (incorporated by reference to Exhibit 2.1 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.2	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027, including the form of 2.500% Notes due 2027 (incorporated by reference to Exhibit 4.3 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.3	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027 (incorporated by reference to Exhibit 2.3 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.4	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027 (incorporated by reference to Exhibit 2.4 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.5	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.125% Senior Notes due 2028, including the form of 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 4.5 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.6	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 2.6 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.7	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 2.7 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.8	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029, including the form of 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.7 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.9	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.8 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.10	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 2.10 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.11	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 2.11 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.12	Indenture, dated as of April 15, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 6.500% Senior Notes due 2029, including the form of 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.10 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.13	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.11 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.14	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.12 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.15	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 2.15 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.16	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 2.16 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.17	Indenture, dated as of August 6, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 5.500% Senior Notes due 2030, including the form of 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.14 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.18	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.15 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.19	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.16 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.20	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 2.20 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.21	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.50% Senior Notes due 2030 (incorporated by reference to Exhibit 2.21 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.22	Indenture, dated as of May 28, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031, including the form of 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.18 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.23	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.19 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.24	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 2.24 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.25	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 2.25 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.26	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, the guarantors names therein, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032, including the form of 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.21 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.27	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.27 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.28	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.28 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.29	Indenture, dated as of December 1, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032, including the form of 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.23 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.30	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.24 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.31	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.31 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.32	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.32 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.33	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.750% Senior Notes due 2033, including the form of 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 4.26 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.34	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 2.34 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.35	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 2.35 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.36	Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 6.750% Senior Notes due 2034, including the form of 6.750% Senior Notes due 2034 (incorporated by reference to Exhibit 2.36 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.37	First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.750% Senior Notes due 2034 (incorporated by reference to Exhibit 2.37 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.38	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052, including the form of 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.28 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.39	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.29 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.40	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 2.40 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

Exhibit No.	Description
2.41	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 2.41 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.42	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2052, including the form of 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 4.31 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.43

First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 2.43 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

2.44

Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 2.44 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

2.45

Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 7.250% Senior Notes due 2053, including the form of 7.250% Senior Notes due 2053 (incorporated by reference to Exhibit 2.45 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

2.46

First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 7.250% Senior Notes due 2053 (incorporated by reference to Exhibit 2.46 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

2.47	Indenture dated as of September 29, 2017 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and U.S. Bank National Association, as Trustee, relating to 5.875% Senior Notes due 2027, including the form of 5.875% Senior Notes due 2027 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on October 3, 2017).
2.48	Indenture dated as of April 8, 2021 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031, including the form of 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on April 9, 2021).
2.49	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).
2.50	Indenture, dated as of September 2, 2021 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032, including the form of 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 2, 2021).
2.51	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).

Exhibit No.	Description
4.1	Revolving Credit Facility Agreement, dated as of August 5, 2022, among JBS S.A., JBS Investments Luxembourg S.à r.l., Seara Meats B.V., and Seara Alimentos Ltda., as the Borrowers and as Guarantors, the Lenders defined therein, and Mizuho Bank, Ltd., as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.2	Revolving Syndicated Facility Agreement, dated as of November 1, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, and JBS Food Canada ULC, as Borrowers, the Lenders from time to time party thereto, and Bank of Montreal, as the Administrative Agent, as an Issuing Bank and as Swingline Lender (incorporated by reference to Exhibit 10.2 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.3

Supplement, Borrower Assumption and Technical Amendment, dated as of January 19, 2024, by and among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, JBS Food Canada ULC, the other borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto and Bank of Montreal, as administrative agent (incorporated by reference to Exhibit 4.3 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

4.4	Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021, by and among Pilgrim’s Pride Corporation, certain of its subsidiaries, CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed with the Securities and Exchange Commission on August 11, 2021, as amended on August 16, 2021).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
11.1	Code of Ethics (English translation) (incorporated by reference to Exhibit 11.1 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: August 15, 2024	JBS S.A.

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

Evaluation of income tax benefit

As discussed in Note 9 to the consolidated financial statements, the Company reported US$127,993 thousand of income tax benefit for the year ended December 31, 2023. The Company is domiciled in Brazil and conducts business globally, consequently it is subject to income taxes in Brazil and foreign income taxes in many of the jurisdictions in which it operates. The income tax benefit is an estimate based on the Company’s understanding of current enacted tax laws and tax rates and their application to the Company’s business.

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

São Paulo, Brazil

August 15, 2024

JBS S.A. Consolidated statements of financial position In thousands of United States dollar — US$

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

JBS S.A. Consolidated statements of financial position — (Continued) In thousands of United States dollar — US$

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

JBS S.A. Consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$ (except for earnings per share)

	Note	2023	2022	2021

NET REVENUE	21	72,918,123	72,613,910	65,042,706
Cost of sales	26	(64,950,972)	(61,070,237)	(52,753,839)
GROSS PROFIT		7,967,151	11,543,673	12,288,867

Selling expenses	26	(4,594,334)	(4,681,689)	(3,551,755)
General and administrative expenses	26	(2,315,074)	(2,290,031)	(2,821,182)
Other income	26.1	148,625	311,057	100,745
Other expenses	26.1	(122,228)	(99,619)	(32,606)
NET OPERATING EXPENSES		(6,883,011)	(6,760,282)	(6,304,798)

OPERATING PROFIT		1,084,140	4,783,391	5,984,069

Finance income	22	584,216	808,612	430,707
Finance expense	22	(1,937,621)	(2,050,310)	(1,369,186)
NET FINANCE EXPENSE		(1,353,405)	(1,241,698)	(938,479)

Share of profit of equity account investees		9,537	11,800	17,178

PROFIT (LOSS) BEFORE TAXES		(259,728)	3,553,493	5,062,768

Current income taxes	9	(69,460)	(515,264)	(1,402,643)
Deferred income taxes	9	197,453	105,308	158,513
TOTAL INCOME TAXES		127,993	(409,956)	(1,244,130)
NET INCOME (LOSS)		(131,735)	3,143,537	3,818,638

ATTRIBUTABLE TO:
Company shareholders		(198,869)	2,997,488	3,811,442
Non-controlling interest		67,134	146,049	7,196
		(131,735)	3,143,537	3,818,638

Basic and diluted earnings (loss) per share - common shares (US$)	23	(0.09)	1.34	1.54

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$ (except for earnings per share)

	Note	2023	2022	2021

Net income (loss)	25	(131,735)	3,143,537	3,818,638

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	20 e.1	179,612	137,499	(230,817)
Gain (loss) on foreign currency translation adjustments		560,954	(660,075)	(431,038)
Gain (loss) on cash flow hedge	27	6,873	(48,526)	38,153
Deferred income tax on gain (loss) on cash flow hedge		(1,744)	16,499	(12,972)
Valuation adjustments to equity in subsidiaries		(13,143)	(6,360)	12,380
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		11,181	13,405	41,623
Income tax on gain associated with pension and other postretirement benefit obligations		(2,837)	(3,364)	(7,313)
Total other comprehensive income (loss)		740,896	(550,922)	(589,984)

Comprehensive Income		609,161	2,592,615	3,228,654

Total comprehensive income attributable to:
Company shareholders		567,326	2,506,090	3,227,716
Non-controlling interest		41,835	86,525	938
		609,161	2,592,615	3,228,654

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$

			Capital reserves				Profit reserves					Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON January 1, 2021		13,177,841	36,321	(163,716)	10,467	(32,766)	(107,550)	271,919	1,760,862	273,065	—	27,094	(7,534,775)	—	7,718,762	660,438	8,379,200
Net income		—	—	—	—	—	—	—	—	—	—	—	—	3,811,442	3,811,442	7,196	3,818,638
Loss on net investment in foreign operations (4)		—	—	—	—	—	—	—	—	—	—	—	(230,817)	—	(230,817)	—	(230,817)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	(18,780)	—	—	(258,996)	(140,344)	(418,120)	(12,918)	(431,038)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	25,181	—	—	25,181	—	25,181
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—		12,465	—	—	12,465	(85)	12,380
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	27,565	—	—	27,565	6,745	34,310
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(18,780)	—	65,211	(489,813)	3,671,098	3,227,716	938	3,228,654

Purchase of treasury shares	20 d1	—	—	—	—	—	(1,922,142)	—	—	—	—	—	—	—	(1,922,142)	—	(1,922,142)
Sale of treasury shares	20 d1	—	—	—	—	—	713	—	(713)	—	—	—	—	—	—	—	—
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,408,870	—	(1,408,870)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	9,518	—	—	—	—	—	—	—	—	(80)	—	9,438	2,333	11,771
Treasury shares used in stock option plan		—	—	—	(322)	—	811	—	(488)	—	—	—	—	—	1	—	1
Realization of other reserves	20 c	—	—	—	—	(981)	—	—	—	—	—	—	—	981	—	—	—
Constitution legal reserve	20 d3	—	—	—	—	—	—	183,555	—	—	—	—	—	(183,555)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	2,613,191	—	—	—	—	(2,613,191)	—	—	—
Additional dividends to be distributed		—	—	—	—	—	—	—	—	(254,285)	—	—	—	—	(254,285)	—	(254,285)
Dividends distributed		—	—	—	—	—	—	—	—	—	—	—	—	(875,335)	(875,335)	(5,357)	(880,692)
Dividends reversal		—	—	—	—	—	—	—	—	—	—	—	—	2	2	—	2
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,443	2,443
BALANCE ON DECEMBER 31, 2021		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 — (Continued) In thousands of United States dollar — US$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2022		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income		—	—	—	—	—	—	—	—	—	—	—	2,997,488	2,997,488	146,049	3,143,537
Loss on foreign currency translation adjustments (4)		—	—	—	—	—	47,776	—	(110,117)	—	—	(523,602)	(12,339)	(598,282)	(61,793)	(660,075)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	137,499	—	137,499	—	137,499
Loss on cash flow hedge (5)		—	—	—	—	—	—	—	—	—	(32,027)	—	—	(32,027)	—	(32,027)
Valuation adjustments to equity in subsidiaries(3)		—	—	—	—	—	—	—	—	—	(6,514)	—	—	(6,514)	154	(6,360)
Loss associated with pension and other postretirement benefit obligations		—	—	—	—	—	—	—	—	—	7,926	—	—	7,926	2,115	10,041
Total comprehensive income (loss)		—	—	—	—	—	47,776	—	(110,117)	—	(30,615)	(386,103)	2,985,149	2,506,090	86,525	2,592,615

Purchase of treasury shares(1)	20 d1	—	—	—	—	—	(719,393)	—	—	—	—	—	—	(719,393)	—	(719,393)
Sale of treasury shares	20 d1	—	—	—	—	—	169,408	—	(1,903)	—	—	—	—	167,505	—	167,505
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,121,507	—	(1,121,507)	—	—	—	—	—	—	—
Share-based compensation	24	—	—	6,219	—	—	—	—	—	—	—	—	—	6,219	1,396	7,615
Realization of other reserves	20 c	—	—	—	—	(1,430)	—	—	—	—	—	—	1,430	—	—	—
Proposed interim dividends		—	—	—	—	—	—	—	—	—	—	—	(450,767)	(450,767)	—	(450,767)
Distribution of proposed interim dividends	18	—	—	—	—	—	—	—	—	—	—	—	(422,033)	(422,033)	—	(422,033)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Constitution legal reserve	20 d3	—	—	—	—	—	—	148,129	—	—	—	—	(148,129)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	1,694,844	—	—	—	(1,694,844)	—	—	—
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(91,605)	—	—	—	—	—	—	—	—	—	(91,605)	(98,139)	(189,744)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(5,002)	(5,002)
Acquisitions of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	3,034	3,034
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	(496,545)	767,354	—	—	(270,809)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,639)	(2,639)
BALANCE ON DECEMBER 31, 2022		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146

BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	(198,869)	(198,869)	67,134	(131,735)
Gains on foreign currency translation adjustments(4)		—	—	—	—	—	—	—	—	—	—	618,297	(30,467)	587,830	(26,876)	560,954
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	179,612	—	179,612	—	179,612
Loss on cash flow hedge, net of tax (5)		—	—	—	—	—	—	—	—	—	5,129	—	—	5,129	—	5,129
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	(13,143)	—	—	(13,143)	—	(13,143)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	6,767	—	—	6,767	1,577	8,344
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(1,247)	797,909	(229,336)	567,326	41,835	609,161

Share-based compensation	24	—	—	7,109	—	—	—	—	—	—	—	(1,588)	—	5,521	1,392	6,913
Realization of other reserves	20 c	—	—	—	—	(1,236)	—	—	—	—	—	—	1,236	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	(696,226)	—	—	—	696,226	—	—	—
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(6,318)	(6,318)
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	—	20,147	—	—	(20,147)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
BALANCE ON DECEMBER 31, 2023		13,177,841	36,321	(232,475)	10,145	(36,413)	—	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred from subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$

	Note	2023	2022	2021
Cash flows from operating activities
Net income (loss)		(131,735)	3,143,537	3,818,638
Adjustments for:
Depreciation and amortization	6. 10. 11. 12	2,149,066	1,907,921	1,673,216
Expected credit losses	4	9,906	9,230	12,189
Share of profit of equity-accounted investees		(9,537)	(11,800)	(17,178)
Gain on sales of assets		(14,033)	(18,816)	(5,072)
Tax expense	9	(127,993)	409,956	1,244,130
Net finance expense	22	1,353,405	1,241,698	938,479
Share-based compensation		6,913	7,615	11,771
Provisions for legal proceedings	19	106,117	43,773	46,553
Impairment of goodwill and property, plant and equipment	10 and 13	30,250	19,846	—
Net realizable value inventory adjustments	5	(6,100)	13,164	10,277
DOJ (Department of Justice) and antitrust agreements	19	102,500	101,447	792,625
Fair value adjustment of biological assets	6	85,015	(36,107)	35,384
Leniency agreement		—	(103,346)	—
Gain from bargain purchase		—	(46,897)	—
Extemporaneous tax credit		—	—	(18,932)
		3,553,774	6,681,221	8,542,080
Changes in assets and liabilities:
Trade accounts receivable		624,752	(269,553)	(803,102)
Inventories		480,524	(458,223)	(1,456,441)
Recoverable taxes		137,678	(708,996)	(9,187)
Other current and non-current assets		(40,938)	151,246	(217,207)
Biological assets		(529,365)	(864,782)	(723,765)
Trade accounts payable and supply chain finance		(787,017)	253,184	1,199,047
Taxes paid in installments		(48,091)	(78,029)	(64,152)
Other current and non-current liabilities		249,454	(124,872)	105,685
DOJ and Antitrust agreements payment		(90,300)	(167,046)	(762,937)
Income taxes paid		(70,918)	(1,039,421)	(1,124,099)
Changes in operating assets and liabilities		(74,221)	(3,306,492)	(3,856,158)
Cash provided by operating activities		3,479,553	3,374,729	4,685,922

Interest paid		(1,288,172)	(930,882)	(729,103)
Interest received		187,393	136,697	41,807
Net cash flows provided by operating activities		2,378,774	2,580,544	3,998,626

Cash flows from investing activities
Purchases of property, plant and equipment		(1,502,137)	(2,172,596)	(1,780,527)
Purchases of intangible assets	12	(8,983)	(8,386)	(9,811)
Proceeds from sale of property, plant and equipment		71,980	48,765	43,585
Additional investments in equity-accounted investees		—	(2,066)	(1,127)
Acquisitions, net of cash acquired		(3,529)	(378,853)	(1,754,453)
Dividends received		12,593	2,669	5,752
Related party transactions		1,039	760	—
Others		20,625	(25,857)	(19,829)
Cash used in investing activities		(1,408,412)	(2,535,564)	(3,516,410)

Cash flows from financing activities
Proceeds from loans and financing		9,035,710	8,011,638	9,981,038
Payments of loans and financing		(7,091,698)	(7,473,186)	(6,272,522)
Derivative instruments received (settled)		(12,745)	(261,739)	29,742
Margin cash		(26,602)	109,732	(136,045)
Dividends paid		(447,979)	(872,802)	(1,379,618)
Dividends paid to non-controlling interest		(5,859)	(5,002)	(5,357)
Purchase of PPC treasury shares		—	(189,744)	—
Purchase of treasury shares		—	(719,393)	(1,922,142)
Sales of treasury shares		—	167,505	—
Payments of leasing contracts		(428,745)	(434,488)	(359,893)
Others		—	—	339
Cash provided (used in) by financing activities		1,022,082	(1,667,479)	(64,458)
Effect of exchange rate changes on cash and cash equivalents		50,642	(15,419)	(40,378)
Net change in cash and cash equivalents		2,043,086	(1,637,918)	377,380
Cash and cash equivalents beginning of period		2,526,431	4,164,349	3,786,969
Cash and cash equivalents at the end of period		4,569,517	2,526,431	4,164,349
Non-cash transactions:
Non-cash additions to right of use assets and lease liabilities	11.2	483,698	483,201	634,868
Capitalized interest	10	68,164	(70,788)	(36,998)
Dividends Prescribed and payable	18	696	—	—
Cancellation of treasury shares	20	—	(1,121,507)	(1,408,870)

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A (“JBS” or the “Group”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Consolidated financial statements comprise the Group and its subsidiaries (collectively, the ‘Group’) as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, that were authorized by the Board of Directors on August 15, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

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
	- Distribution centers and harbors.	14

Main activities in Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	47	Brazil	Indirect	100%	100%	100%
	- Distribution centers, transportation services and harbors.	24
	- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	248
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%	100%
Brazservice Wet Leather S.A (Brazservice)	- Wet blue leather production, processing and commercialization.	1		Direct	100%	100%	100%

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information (cont.)

Main activities outside of Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	61
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	157
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%	100%

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information (cont.)

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
JBS Toledo NV (Toledo)	- Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	- Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapore.	Indirect	100%	100%	100%

2 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

These consolidated financial statements have been revised to amend certain disclosures in the previously issued 2023 consolidated financial statements, as follows:

i.

Note 19 — Provisions for legal proceedings: Provide more detailed information for each class of provision including its segregation by jurisdiction. The Company improved the disclosures to better correlate the accrued amounts to the corresponding narratives. For legal proceedings classified as possible loss (contingent liabilities), the Company disclosed the aggregate amount of the potential risk of loss, encompassing labor, civil, and tax claims, and improved the description for the most significant legal proceedings.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

2 Basis of preparation (cont.)

ii.	Note 25 — Operating segments: The Company reconciled total Adjusted EBTIDA for operating segments to consolidated profit (loss) before taxes; and

iii.	Note 26 — Expenses by nature: The Company included a disclosure of the nature of the main amounts within other income and other expenses line item in the consolidated statements of income. Additionally, provided detailed information of the restructuring expenses.

As a result of the revision of the notes described above, Note 28 — Subsequent events was updated considering the financial statements authorization date.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

2 Basis of preparation (cont.)

2.5 New standards, amendments and interpretations

Standards, amendments and interpretations recently issued and adopted by the Group

IAS 1 — Presentation of Financial Statements

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

IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors Correction

Starting on January 1, 2023, the changes provide clarification on the distinction between changes in accounting estimates and changes in accounting policies and error corrections, ensuring the correct application of the standard. The Group did not identify significant impacts resulting from this change.

IAS 12 — Income Taxes

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

IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting Policies

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

IAS 1 and IFRS 7 -— Supplier Financing Arrangements (“Risk Drawn”)

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

IAS 21 02 — Effect of changes in exchange rates and translation of financial statements

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

2 Basis of preparation (cont.)

Judgments: Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Net revenue — transfer of control (note 21);

●	Share-based compensation (note 24);

●	Deferred and current income taxes — uncertain tax treatments (note 9)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions — described within note 8 related party transactions.

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

5 Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 6 — Biological assets.

	December 31, 2023	December 31, 2022
Finished products	3,096,459	3,296,410
Work in process	586,036	523,293
Raw materials	759,035	932,317
Supplies	659,700	641,562
	5,101,230	5,393,582

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

5 Inventories (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

6 Biological assets (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

7 Recoverable taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

8 Related party transactions (cont.)

Flora Produtos de Higiene e Limpeza S.A., or Flora, is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. As of December 31, 2023, the total amounts from accounts receivable were US$6,927 (US$6,585 as of December 31, 2022). For the year ended December 31, 2023, the total net revenue to Flora was US$65,397 (US$159,095 and US$43,777 for the years ended December 31, 2022 and 2021, respectively) and for the year ended December 31, 2023 no purchases were made by Flora (US$2,631 and US$83 for the years ended December 31, 2022 and 2021, respectively).

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

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Company’s key management for the year ended December 31, 2023, 2022 and 2021 was:

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

				Net amount
	Useful life	Cost	Accumulated depreciation	December 31, 2023	December 31, 2022
Buildings	5 to 60 years	6,480,294	(2,175,149)	4,305,145	3,779,963
Land	—	1,209,739	—	1,209,739	1,056,590
Machinery and equipment	3 to 30 years	9,539,760	(5,229,170)	4,310,590	3,832,826
Facilities	10 to 30 years	1,176,199	(412,163)	764,036	575,290
Computer equipment	2 to 15 years	453,965	(287,674)	166,291	116,263
Vehicles (land and air)	3 to 35 years	438,490	(165,827)	272,663	214,898
Construction in progress	—	1,636,719	—	1,636,719	2,124,483
Others	2 to 25 years	602,590	(349,524)	253,066	215,050
		21,537,756	(8,619,507)	12,918,249	11,915,363

Changes in property, plant and equipment:

	Balance at January 1, 2023	Adjustment in business combination (3)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2023
Buildings	3,779,963	4	680,142	(32,725)	(263,669)	141,430	4,305,145
Land	1,056,590	—	118,254	(14,345)	—	49,240	1,209,739
Machinery and equipment	3,832,826	10,180	989,430	(37,382)	(610,850)	126,386	4,310,590
Facilities	575,290	—	184,128	(2,783)	(44,024)	51,425	764,036
Computer equipment	116,263	—	90,951	(710)	(44,804)	4,591	166,291
Vehicles (land and air)	214,898	—	99,659	(8,736)	(43,559)	10,401	272,663
Construction in progress	2,124,483	—	(558,747)	(4,046)	—	75,029	1,636,719
Other	215,050	(15)	77,369	(9,105)	(36,973)	6,740	253,066
	11,915,363	10,169	1,681,186	(109,832)	(1,043,879)	465,242	12,918,249

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

10 Property, plant and equipment (cont.)

	Balance at January 1, 2022	Acquired in business combination (2)	Additions net of transfers (1)	Disposals	Business combination adjustment (4)	Depreciation	Exchange rate variation	Balance at December 31, 2022
Buildings	3,500,837	120,213	360,757	(3,900)	5	(235,102)	37,154	3,779,964
Land	944,922	81,496	25,770	(5,316)	—	—	9,718	1,056,590
Machinery and equipment	3,569,854	90,861	738,953	(6,308)	75	(569,888)	9,279	3,832,826
Facilities	487,028	854	86,100	(92)	—	(32,225)	33,625	575,290
Computer equipment	121,960	705	39,875	(4,299)	—	(41,298)	(679)	116,264
Vehicles (land and air)	180,960	12,306	61,945	(7,497)	12	(34,571)	1,743	214,898
Construction in progress	1,218,888	4,990	892,255	(980)	—	—	9,330	2,124,483
Other	183,840	6,198	61,123	(1,557)	12	(34,968)	400	215,048
	10,208,289	317,623	2,266,778	(29,949)	104	(948,052)	100,570	11,915,363

	Balance at January 1, 2021	Acquired in business combination (2)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2021
Buildings	3,298,443	137,443	398,731	(13,789)	(204,340)	(115,651)	3,500,837
Land	933,072	24,883	29,937	(3,788)	—	(39,182)	944,922
Machinery and equipment	3,222,626	269,328	690,187	(10,364)	(506,569)	(95,354)	3,569,854
Facilities	448,944	—	97,708	(538)	(27,058)	(32,028)	487,028
Computer equipment	99,987	3,348	60,764	(253)	(40,633)	(1,253)	121,960
Vehicles (land and air)	122,597	53,032	46,105	(8,455)	(26,366)	(5,953)	180,960
Construction in progress	792,178	19,939	442,425	—	—	(35,654)	1,218,888
Other	159,742	4,461	51,668	(1,323)	(28,429)	(2,279)	183,840
	9,077,589	512,434	1,817,525	(38,510)	(833,395)	(327,354)	10,208,289

(1)	Additions for each category includes transfers from construction in progress during the period.
(2)	Refers to the acquisitions completed during the first half of 2022, such as King’s and Rivalea during the first quarter and, BioTech, during the second quarter.
(3)	Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.
(4)	Refers to the business combination adjustments of the acquisition of King’s and Rivalea acquired during the 2022 fiscal year and International Food Company Seara LLC acquired during the 2021 fiscal year.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

11 Leases (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

11 Leases (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

11 Leases (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

12 Intangible assets (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

ii. Seara

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

iii. Moy Park

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

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

	December 31, 2023	December 31, 2022
Domestic:
Commodities	1,761,470	1,833,012
Materials and services	3,123,140	3,881,686
Finished products	38,061	13,773
Present value adjustment	(19,642)	(15,078)
	4,903,029	5,713,393

Foreign:
Commodities	31,354	36,602
Materials and services	320,691	192,280
Finished products	1,979	864
	354,024	229,746

Total trade accounts payable	5,257,053	5,943,139

Supply chain finance (1)
Domestic	940,344	574,280
Foreign	7,722	14,312
Total supply chain finance	948,066	588,592
Total	6,205,119	6,531,731

(1)	The Group and its indirect subsidiary Seara Alimentos and JBS USA carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Registration of bonds with the Securities Exchange Commission (SEC): On July 24, 2023, the Group registered new notes under the Securities Act with the Securities and Exchange Commission (SEC) in order to exchange the 11 series of debt securities (“Bonds”). As a result of the registration of the bonds, the Group is obligated to disclose information in the United States of America and, therefore, is subject to disclosure requirements provided by the SEC and other regulations and standards related to securities in the United States of America, as well as compliance obligations of the Sarbanes-Oxley Act (“SOX”).

					Current		Non-current
Type	Average annual interest rate	Currency	Index	Payment terms / non-current debt	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Foreign currency
ACC – Advances on exchange contracts	8.40%	USD	—	2024	52,158	416,772	—	51,056
Prepayment	7.38%	USD	SOFR	2024 – 27	5,531	397,508	174,346	378,479
FINIMP – Import Financing	6.48%	USD and EUR	Euribor	2024 - 25	31,291	100,641	647	3,041
White Stripe credit facility	8.45%	USD and CAD	—	—	2,892	3,020	—	—
Working capital – Dollar	8.97%	USD	SOFR	2024 - 30	362	1,735	2,553	2,841
CRA – Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	442	93	38,464	12,757
Scott credit facilities	2.20%	USD	—	2025	—	—	1,815	1,794
					92,676	919,769	217,825	449,968
Local currency
FINAME(1)	5.98%	BRL	—	2024 – 25	478	885	6	441
FINEP (2)	—	BRL	—		—	890	—	1,395
Prepayment	8.22%	GBP and USD	BoE, SOFR	2024 – 25	54,906	9,543	60,000	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,542	11,181	986,220	982,084
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	19,219	23,703	886,398	883,767
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	1,084	1,000	77,885	77,869
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,458	7,200	586,210	583,499
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	31,910	30,747	1,239,931	1,238,251
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,563	1,302	495,338	494,748
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,833	3,417	980,341	977,988
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	16,729	16,212	984,472	982,586
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	29,469	60,575	2,001,095	1,997,613
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	30,900	—	1,576,065	—
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	16,309	15,750	887,237	886,786
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	8,396	6,997	1,527,284	1,526,735
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	18,669	—	883,214	—
Notes 5.88% PPC 2027	5.88%	USD	—	2027	—	11,930	—	842,009
Notes 4.25% PPC 2031	4.25%	USD	—	2031	8,972	8,382	984,404	982,248
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,500	10,063	891,184	890,113
Notes 6.25% PPC 2033	6.25%	USD	—	2033	43,924	—	984,018	—
Notes 6.88% PPC 2034	6.88%	USD	—	2034	7,639	—	484,577	—
PPC Credit Line - Term loan	—	—	—	—	—	26,728	—	452,188
Working capital - Reais	17.45%	BRL	TJLP	2024 – 28	5,081	16,415	16,331	647
Working capital - Euros	3.10%	EUR	Euribor	2024 –28	17,249	11,665	10,186	1,903
Export credit note	14.20%	BRL	CDI	2024 – 30	2,913	145,116	214,735	294,891
CDC - Direct Consumer Credit	15.97%	BRL	—	2024 – 28	21,296	7,723	9,020	90
Livestock financing - Pre	10.73%	BRL	—	2024	242,928	35,460	—	—
CRA - Agribusiness Receivables Certificate	10.38%	BRL	CDI and IPCA	2024 – 37	149,060	163,492	2,013,297	1,460,108
Credit line - Scott	7.69%	USD and EUR	—	2050	20,087	13,448	529	40
Credit line - Beardstown Pace	3.65%	USD	—	2050	6,689	7,425	64,700	62,969
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	993	258	34,053	33,592
Others	4.68%	Several	Several	2031	9,098	9,771	11,012	18,573
Total					798,894	657,278	18,889,742	15,673,133
					891,570	1,577,047	19,107,567	16,123,101

(1)	FINAME - Government Agency for Machinery and Equipment Financing
(2)	FINEP - Research and projects financing

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

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

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	December 31, 2023	December 31, 2022

2024	—	649,358
2025	171,228	165,687
2026	18,998	484,706
2027	1,193,540	1,911,633
2028	1,102,778	1,006,157
2029	34,417	—
Maturities after 2029	16,586,606	11,905,560
	19,107,567	16,123,101

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its debt covenant restrictions at December 31, 2023.

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
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

The facility contains customary events of default. (1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
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

-JBS USA Holding Lux S.à.r.l;

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

Notes 5,13% JBS Lux 2028 Notes 5,75% JBS Lux 2033 Notes 6,75% JBS Lux 2034 Notes 4,38% JBS Lux 2052 Notes 7,25% JBS Lux 2052 Notes 6,50% JBS Lux 2052

Issuer:

JBS USA Holding Lux S.A. (JBS Lux);

JBS USA Food Company (JBS

USA);

JBS Luxembourg Company S.à.r.l.

Guarantor:

JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à r.l

(JBS Global Lux);

JBS Global Meat Holdings Pty.

Limited (JBS Global Meat).

		These notes contain restrictive covenants applicable to the Group and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	‘The covenants contains customary events of default.(1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
Notes 4,25% PPC 2031 Notes 3,50% PPC 2032	Issuer: Pilgrim’s Pride Corporation. Guarantor: Pilgrim’s Pride Corporation of West Virginia, Inc.; Gold’N Plump Poultry, LLC; Gold’N Plump Farms, LLC; JFC LLC

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

The facility also contains customary events of default. (1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

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

-Springs Smoked Seafoods Pty Ltd;

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

The facility also contains customary events of default. (1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
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

The facility also contains customary events of default. (1)

Credit facility Mexico

Borrowers:

-Avícola Pilgrim’s Pride de Mexico, SA de CV.

Guarantors:

-Comercializadora de Carnes de Mexico, S de RL de CV;

-Pilgrim’s Pride de S de RL de CV;

-Pilgrim’s Operaciones Laguna S de RL de CV

		Customary covenants that may limit the Group´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the Group or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.	The facility also contains customary events of default. (1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
4° issuance of debentures CRA 5° issuance of debentures CRA 6° issuance of debentures CRA 7° issuance of debentures CRA	Borrowers: JBS S.A

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

15.2 Reconciliation of movement of liabilities to cash flows arising from financing activities

	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2023
Loans and financing	15	(17,700,148)	(907,975)	(1,322,258)	(68,756)	(19,999,137)
Lease liability	11	(1,721,833)	354,947	(70,277)	(404,064)	(1,841,227)
Derivative liabilities	27	1,267	12,745	(8,639)	(61,829)	(56,456)
Margin cash	3	130,209	(26,602)	28,854	—	132,461
Profit reserves		(4,264,534)	(447,979)	—	1,125,294	(3,587,219)
Non-controlling interest		(645,970)	(6,318)	—	(30,454)	(682,742)
Total		(24,201,009)	(1,021,182)	(1,372,320)	560,191	(26,034,320)

	Note	Balance at January 1, 2022	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2022
Loans and financing	15	(16,578,829)	187,123	(1,141,271)	(167,171)	(17,700,148)
Lease liability	11	(1,506,043)	434,488	(75,883)	(574,395)	(1,721,833)
Derivative liabilities	27	(10,444)	261,739	(250,028)	—	1,267
Margin cash	3	223,162	(109,732)	16,779	—	130,209
Treasure shares		619,298	551,888	—	(1,171,186)	—
Profit reserves		(3,385,709)	872,802	—	(1,751,627)	(4,264,534)
Non-controlling interest		(660,796)	103,141	—	(88,315)	(645,970)
Total		(21,299,361)	2,301,449	(1,450,403)	(3,752,694)	(24,201,009)

	Note	Balance at January 1, 2021	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2021
Loans and financing	15	(12,682,415)	(3,064,966)	(670,660)	(160,788)	(16,578,829)
Lease liability	11	(1,174,686)	359,893	(25,066)	(666,184)	(1,506,043)
Derivative liabilities	27	(5,027)	(29,742)	19,080	5,245	(10,444)
Margin cash	3	—	136,045	87,117	—	223,162
Treasure shares		107,550	1,922,142	—	(1,410,394)	619,298
Profit reserves		(2,273,080)	905,378	—	(2,018,007)	(3,385,709)
Non-controlling interest		(660,438)	5,357	—	(5,715)	(660,796)
Total		(16,688,096)	234,107	(589,529)	(4,255,843)	(21,299,361)

(1)	The values presented as non-cash transactions refer to lease liabilities, allocation of net profit, and provisions.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	December 31, 2023	December 31, 2022

Taxes payable in installments	67,980	89,930
PIS / COFINS tax payable	32,835	30,218
ICMS / VAT / GST tax payable	35,335	28,081
Withholding income taxes	10,527	8,585
Others	91,693	98,425
Subtotal	238,370	255,239
Income taxes payable	83,247	91,070
Total	321,617	346,309

Breakdown:
Current liabilities	227,249	230,158
Non-current liabilities	94,368	116,151
	337,244	346,309

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings

The preparation of these consolidated financial statements requires Management to make estimates and assumptions regarding civil, labor and tax matters which affect the valuation of assets and liabilities at the reporting date, as well as the revenues and expenses during the reported period. Due to the uncertain nature of tax legislation, as well as litigation, the assessment of potential liabilities requires significant judgment from the Management and the outcome may differ when liabilities are actually realized.

The Group is subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters.

Provisions are recognized when losses are considered probable (i.e. more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured.

Where it is not probable that a present obligation exists, the Group discloses a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made.

The Company is engaged in several judicial and administrative proceedings, mainly in Brazil. The assessment of the likelihood of losses in these cases considers the available evidence, the hierarchy of laws, case law, the most recent court decisions and their relevance, as well as the opinions of internal lawyers. Provisions are adjusted for inflation and recorded under Net financial income (expenses). The average time to conclude the lawsuits are: labor approximately 2 year and a half; civil approximately 4 years and tax and social security: between 5 to 10 years.

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed more likely than not based on estimated costs determined by management as follow:

	December 31, 2023				December 31, 2022
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	107,940	73,502	133,006	314,448	99,187	48,539	104,126	251,852
USA	—	197,439	—	197,439	—	174,239	—	174,239
Others jurisdictions	64	48	1,394	1,506	83	22	1,294	1,399
Total	108,004	270,989	134,400	513,393	99,270	222,800	105,420	427,490

Breakdown:

	December 31, 2023	December 31, 2022
Current liabilities	197,440	174,240
Non-current liabilities	315,953	253,250
	513,393	427,490

19.1 - Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023
Brazil	99,187	61,302	(68,781)	9,864	6,368	107,940
Other jurisdictions	83	(467)	(669)	(210)	1,327	64
Total	99,270	60,835	(69,450)	9,654	7,695	108,004

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022
Brazil	96,512	47,500	(61,130)	18,618	(2,314)	99,187
Other jurisdictions	39	271	(269)	(8,996)	9,039	83
Total	96,551	47,771	(61,399)	9,622	6,725	99,270

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

Jurisdiction	Balance at January 1, 2021	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2021
Brazil	128,021	36,412	(61,794)	2,320	(8,447)	96,512
USA	—	29,000	(29,000)	—	—	—
Other jurisdictions	29	(2,486)	(340)	2,654	182	39
Total	128,050	62,926	(91,134)	4,974	(8,265)	96,551

Labor legal proceedings (probable loss):

Brazil

As of December 31, 2023, the total amount of the provision classified as probable is US$107,940 (US$99,187 as of December 31, 2022). The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as more likely than not. There is a large quantity of individually low value lawsuits filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. Additionally there are there two principal classes of provisions with different characteristics here in labor: ex-employees and Labor Ministry.

USA

Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (“Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (“Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. Defendants moved to dismiss on December 18, 2020, which the Maryland Court denied on March 10, 2021. On June 14, 2021, PPC entered into an agreement to settle all claims made by the Poultry Workers Class for $29.0 million, and paid the plaintiffs this amount during the year 2021, though the agreement is still subject to final approval by the Maryland Court. On February 16, 2022, the plaintiffs filed an amended complaint, which extended the relevant period, added defendants, and included additional workers in the class. We have recognized these settlement expenses within General and Administrative expense in our Consolidated Statements of Income.

19.2 - Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023
Brazil	48,539	28,407	(21,032)	14,234	3,354	73,502
USA	174,239	113,500	(90,300)	—	—	197,439
Other jurisdictions	22	1,102	(3,008)	758	1,174	48
Total	222,800	143,009	(114,340)	14,992	4,528	270,989

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022
Brazil	41,291	5,377	(5,231)	4,325	2,777	48,539
USA	239,838	101,446	(167,045)	—	—	174,239
Other jurisdictions	6	8	(23)	4	27	22
Total	281,135	106,831	(172,299)	4,329	2,804	222,800

Jurisdiction	Balance at January 1, 2021	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2021
Brazil	55,854	(5,570)	(6,677)	5,999	(8,315)	41,291
USA	210,024	766,337	(722,407)	—	(14,116)	239,838
Other jurisdictions	77	—	—	151	(222)	6
Total	265,955	760,767	(729,084)	6,150	(22,653)	281,135

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

Civil legal proceedings (probable loss):

Brazil

As of December 31, 2023, the total amount of the provision classified as probable is US$73,502 ($48,539 as of December 31, 2022). The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as more likely than not. There is a large quantity of individually low value lawsuits mainly related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer contracts — product quality.

United States

As of December 31, 2023, the total amount of the provision classified as probable is US$197,439 (US$174,239 as of December 31, 2022). The main lawsuits are described below:

Broiler antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (“Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (“Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$195.5 million, each of which has received final approval from the Illinois Court, and paid in 2021. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, Group has recognized an expense of US$537,4 million to cover settlements with various Broiler Opt Outs and paid an aggregate total of US$498,5 million to Broiler Opt Outs and at the end of 2023, Group has a provision of US$38,9 million (US$ 70,2 million as of December 31, 2022) for these settlements.

Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (“Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18-cv-01776 (“Pork Antitrust Litigation”). The class plaintiffs thereafter filed three consolidated amended complaints: the putative direct purchaser plaintiff class (“Pork DPPs”), the putative commercial and industrial indirect purchaser plaintiff class (“Pork CIIPPs”), and the putative consumer indirect purchaser plaintiff class (“Pork Consumers”). Certain plaintiffs have also filed amended direct action complaints (“Pork DAPs”). Defendants filed motions to dismiss each of the amended complaints, which the Minnesota Court denied in large part, but granted as to certain state law claims. On March 9, 2023, the Minnesota Court certified all three classes. During the year of 2021, JBS USA entered into agreements to settle all claims made by the Pork DPPs, Pork CIIPPs, and Pork Consumers, for an aggregate total of $57.3 million, each of which have received final approvals from the Minnesota Court and was paid in 2021. JBS USA continues to defend itself against the Pork DAPs as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, Group has recognized an expense of US$80,2 million to cover negotiated settlements with various Pork Opt Outs and paid an aggregate total of US$43,5 million to Pork Opt Outs and at the end of 2023 Group has a provision of US$36.7 million (US$ 29,1 million as of December 31, 2022) for these settlements.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

Beef Antitrust Litigation

Between April 23, 2019 and May 22, 2019, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors that purchase cattle. Subsequent amended complaints were consolidated and filed in the Minnesota Court, alleging violations of the Sherman Antitrust Act, the Packers and Stockyards Act, and the Commodity Exchange Act on behalf of a putative class of persons and entities selling fed cattle and transacting in live cattle futures and options (“Fed Cattle Class”) and a putative class of persons and entities selling cows and calves to fed cattle lots (“Cow-Calf Class” and, together with the Fed Cattle Class, the “Cattle Class”). Defendants filed motions to dismiss as to the Fed Cattle Class, which the Minnesota Court denied in large part, but granted as to certain state law claims. Defendants filed motions to dismiss as to the Cow-Calf Class, which is pending with the Minnesota Court. Separately, between April 26, 2019 and June 18, 2020, another series of purported class action lawsuits were filed against JBS USA and a number of other beef processors in Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act. The class plaintiffs thereafter filed three consolidated amended complaints: the putative direct purchaser plaintiff class (“Beef DPPs”), the putative commercial and institutional indirect purchaser plaintiff class (“Beef CIIPPs”), and the putative consumer indirect purchaser plaintiff class (“Beef Consumers”). Certain plaintiffs have also filed amended direct action complaints (“Beef DAPs”). On October 13, 2021, the complaints of the Cattle Class, Beef Consumers, Beef DPPs, Beef CIIPPs, Beef Consumers, and Beef DAPs were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (“Beef Antitrust Litigation”). JBS USA has settled with the Beef DPPs for $52.5 million, and with the Beef CIIPPs for $25 million, for an aggregate amount of $77.5 million recognized as expense and JBS USA has received approvals from the Minnesota Court for the two settlements. The full amount was paid in 2023 and there was no remaining balance as at December 31, 2023 (US$ 24,5 million as of December 31, 2022). JBS USA continues to defend itself against the Cattle Class, Beef Consumers, and Beef DAPs as well as parties that have opted out of the Beef DPP settlement (collectively, the “Beef Opt Outs”). JBS USA will seek reasonable settlements where they are available. During the year 2022, the Group has recognized a provision of US$21,4 million to cover negotiated settlements with various Beef Opt Out which remains unpaid as of December 31, 2023.

Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (“Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. On February 17, 2023, JBS USA filed a motion to dismiss the case, which the Colorado Court denied on September 28, 2023. JBS USA reached a settlement to resolve the claims for a total amount of US$55.0 million recognized as expense which was fully provisioned and unpaid as of December 31, 2023. In March 2024, the settlement was finalized and approved by the Colorado Court.

U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, PPC entered into an agreement to settle all claims made by the State of Washington for $11.0 million. The State of Washington claim was paid in the second quarter of 2023. The Group will seek reasonable settlements with the other states where they are available. To date, the Group has recognized an expense of US$11 million to cover settlement with the state of Washington. During the year 2023 $16.4 million has been recognized in general and administrative expense in the Consolidated Statements of Income to cover settlements with other Attorneys General and at the end of year, Group has a provision of US$5.4 million for these settlements.

19.3 Tax and Social Security — Changes in provisions:

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023
Brazil	104,126	4,514	(603)	14,085	10,884	133,006
Other jurisdictions	1,294	259	(101)	2,142	(2,200)	1,394
Total	105,420	4,773	(704)	16,227	8,684	134,400

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022
Brazil	99,621	(9,671)	(3,018)	10,501	6,693	104,126
Other jurisdictions	758	288	—	39	209	1,294
Total	100,379	(9,383)	(3,018)	10,540	6,902	105,420

Jurisdiction	Balance at January 1, 2021	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2021
Brazil	86,805	16,973	(2,418)	4,492	(6,231)	99,621
Other jurisdictions	1,279	(1,488)	114	(353)	1,206	758
Total	88,084	15,485	(2,304)	4,139	(5,025)	100,379

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

Tax and social security legal proceedings (probable loss):

Brazil

As of December 31, 2023, the total amount of the provision classified as probable is US$133,006 (US$104,126 as of December 31, 2022) that none of which are individually material. Most of these lawsuits were filed by issues involving Brazilian taxes such as ICMS (Value-added tax on sales and services), PIS/ COFINS (Social contribution on billings) and CSLL (Social Contribution on net income).

Disclosure - possible loss contingent liabilities

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not more likely than not) and due to this classification, no provisions were recognized:

	December 31, 2023	December 31, 2022
	US$ thousand	US$ thousand
Labor	267,044	243,580
Civil	405,148	336,478
Tax	5,346,009	3,559,631
Total	6,018,201	4,139,689

Labor:

The amount of US$267,044 as of December 31, 2023 (US$243,580 as of December 31, 2022) refers to claims for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits were filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. There is no individually significant value in the total amount with the possible loss potential.

Civil:

As of December 31, 2023, the amount of US$405,148 (US$336,478 as of December 31, 2022) refers to civil legal proceedings for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality. Except for the processes described below, there are no individually relevant processes.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

a) United States

US Federal Matters

On December 23, 2020 and October 29, 2021, Group received civil investigative demands (“CIDs”) from the U.S. Department of Justice (“DOJ”) related to the fed cattle and beef packing industry. The Group cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ. No loss related to this matter can be reasonably estimated.

U.S. Litigation

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. The defendants (including PPC) jointly moved to dismiss the consolidated amended complaint, which the Oklahoma Court denied as to PPC and certain other defendants. PPC, therefore, continues to litigate against the putative class plaintiffs. No loss related to this matter can be reasonably estimated.

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado (“Colorado Court”) against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (“Hogan Litigation”). The complaint alleges, among other things, that PPC’s Securities and Exchange Commission (“SEC”) filings contained statements that were rendered materially false and misleading by PPC’s failure to disclose that (1) PPC colluded with several of its industry peers to fix prices in the broiler-chicken market as alleged in the Broilers Litigation, (2) its conduct constituted a violation of federal antitrust laws, and (3) PPC’s revenues during the class period were the result of illegal conduct. On July 31, 2020, defendants filed a motion to dismiss, which the Colorado Court granted on procedural grounds on April 19, 2021. On May 17, 2021, the plaintiff filed a motion for amended judgment, which the Colorado Court denied on November 29, 2021. The plaintiff then filed a notice of appeal on December 28, 2021, and the appeal was opened in the U.S. Court of Appeals for the Tenth Circuit. On July 13, 2023, the Tenth Circuit reversed the Colorado Court decision and remanded to consider the complaint on the merits. PPC filed a renewed motion to dismiss the complaint, and on December 26, 2023, the Colorado Court denied the motion. PPC, therefore, will continue to litigate against the putative class plaintiffs. No loss related to this matter can be reasonably estimated.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. The Group is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs. No loss related to this matter can be reasonably estimated.

U.S. Federal Matters

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. The Group is cooperating with the DOJ in its investigations and CID. The DOJ has informed Group that it is likely to file a civil complaint pursuant to at least one of these investigations. No loss related to this matter can be reasonably estimated.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings (cont.)

b) Canada

Canada Antitrust Litigation

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation. We continue to litigate against the plaintiffs and will seek reasonable settlements where they are available. No loss related to this matter can be reasonably estimated.

Tax:

As of December 31, 2023, the amount of US$5.35 billion (US$3.56 billion as of December 31, 2022) relating to tax and social security proceedings for which losses are possible (i.e. not more likely than not), but more than remote. These ongoing proceedings refers to disallowed credit of PIS/COFINS (Social contribution on billings), ICMS (Value-added tax on sales and services) and IPI (tax on industrialized products) credits, fines for alleged non-compliance with ancillary obligations, assessments resulting from alleged non-compliance with requirements for deducting state and federal tax benefits. Most of these lawsuits are not individually significant, except the lawsuits described below:

a) Brazil

Profits earned by foreign subsidiaries

Starting from 2016, the Brazilian tax authorities issued some assessments to JBS S.A. from charges related to profits earned abroad., which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. JBS S.A. clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that JBS S.A. disagrees with the criteria being applied by the inspection. JBS S.A. filed administrative objections that are awaiting judgment. Management’s evaluation is that, considering historical values related to the dates of the assessments, the amount of loss considered possible is US$2.3 billion (US$1.2 billion as of December 31, 2022). The indirect subsidiary Seara has the same matter under discussion, and the amount of loss considered possible is US$ 0.2 billion in 2023 (US$0.1 billion as of December 31, 2022).

Decision on matters 881 and 885 by the Federal Supreme Court

As of February 8, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal — STF) has assessed the matters 881 — Extraordinary Resources nº 949.297 and 885 — Extraordinary Resources nº 955.227 and unanimously ruled that a previous final decision favorable to companies regarding taxes paid on a continuous basis will lose its effect in case the STF subsequently decides otherwise. The Group also evaluated with the assistance of its legal advisors the matters of this decision, which covers social contribution (CSLL) and informs that it regularly collects the contribution. The Group also evaluated other taxes that fit the definition contained in the decision and there are no cases with a final and unappealable decision in favor of the Group and which have an unfavorable decision in the STF. No loss related to this matter can be reasonably estimated.

Profits earned tax assessments

Tax Assessments issued between 2017 and 2019, with the main objective of imposing income tax withheld at source, plus fines for non-payment, on payments made by the Group, which were later the subject of a plea bargain. The tax assessment is grounded on the alleged absence of cause of payment or the identification of the payment’s beneficiary. The absence of a provision in this case is motivated by the fact that the identification of the payment’s beneficiary and the cause of payment were given in the plea bargain, which is supported by an independent technical report. The amount of loss considered possible is US$238 million (US$200 million as of December 31, 2022).

Tax credits

State tax credits transferred from other states have been scrutinized by the Tax Authorities. It contends that the establishments facilitating these credit transfers did not possess the credits, which should have been allocated to different establishments. The Company views that the chance of success in this case is more likely than not because the tax assessments were issued with material mistakes, which implicates it’s annulment, and the fact that the credit transfers were, indeed, accurate. The amount of loss considered possible is US$233 million (US$204 million as of December 31, 2022).

b) Mexico

Mexico Tax Claims and Proceedings

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the U.S. to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments, which is still pending. Amounts under appeal are approximately US$287,1 million for each of the two tax assessments. No loss related to this matter can be reasonably estimated.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

20 Equity (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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

	2023	2022	2021
Gains / (losses) from exchange rate variation	57,525	415,570	(595)
Fair value adjustments on derivatives	82,928	(343,573)	46,716
Interest expense (1)	(1,732,928)	(1,342,486)	(975,164)
Interest income (2)	326,442	268,418	144,326
Bank fees and others	(87,372)	(239,627)	(153,762)
	(1,353,405)	(1,241,698)	(938,479)

Finance income	584,216	808,612	430,707
Finance expense	(1,937,621)	(2,050,310)	(1,369,186)
	(1,353,405)	(1,241,698)	(938,479)

(1)	For the year ended December 31, 2023, 2022 and 2021 the amount of US$1,183,852, US$909,942 and US$786,388, respectively, refers to interest expenses from loans and financings.
(2)	For the year ended December 31, 2023,2022 and 2021 the amount of US$117,866, US$110,677 and US$61,024, respectively, refers to interest income from present value adjustments. In addition, for the year ended December 31, 2023, the amount of US$105,839 (US$68,478 and US$24,156 for the year ended December 31, 2022 and 2021 respectively), refers to interest income from short-term investments.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

24 Share-based compensation (cont.)

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

The total fair values of equity awards and equity-based awards were US$9,300 on December 31,2023 (US$7,500 on December 31,2022) and US$5,000 (US$5,600 on December 31, 2022), respectively. As of December 31, 2023, the total unrecognized compensation cost related to all unexercised share-based awards was US$9,000 (US$10,161 on December 31,2022), whose cost must be recognized over a weighted average period of 1.93 years (2.17 years on December 31,2022). As of December 31, 2023, the total unrecognized compensation cost related to all unexercised cash-based share-based awards was US$4,100 (US$2,674 on December 31, 2022), the cost of which must be recognized over a weighted average period of 1.73 years (1,60 years on December 31, 2022).

Historically, PPC has issued new shares, rather than treasury shares, for the share-based award.

The expected life of stock options is based on historical data and current expectations that are not necessarily indicative of exercises that may occur in the future. Expected volatility reflects the premise that historical volatility is indicative of future trends, which may not be the case.

25 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) — our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment performance is evaluated by the CODM, based on Adjusted EBITDA.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

25 Operating segments (cont.)

Beef North America: this segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

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

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operating segment are as follows:

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,141,171	8,272,546	23,303,052	7,713,828	17,347,956	6,209,012	893,459	74,881,024	(1,962,901)	72,918,123
Adjusted EBITDA(1)	469,250	364,494	114,236	526,949	1,536,039	454,707	(5,207)	3,460,468	(2,583)	3,457,885

	2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,414,350	8,324,233	22,069,092	8,153,051	17,455,092	6,323,297	842,036	74,581,151	(1,967,241)	72,613,910
Adjusted EBITDA(1)	468,933	896,744	2,081,676	756,284	2,084,557	443,880	(7,887)	6,724,187	(2,182)	6,722,005

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

25 Operating segments (cont.)

	2021
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	9,989,966	6,773,847	21,443,400	7,626,244	14,765,111	5,344,942	712,984	66,656,494	(1,613,788)	65,042,706
Adjusted EBITDA(1)	431,868	714,668	4,511,948	786,007	1,691,656	327,573	24,729	8,488,449	(2,033)	8,486,416

(*)	Includes intercompany and intersegment transactions.
(1)	The Adjusted EBITDA is reconciled with the consolidated Profit (loss) before taxes, as follows below:

	2023	2022	2021
Profit (loss) before taxes	(259,728)	3,553,493	5,062,768
Share of profit of equity account investees	(9,537)	(11,800)	(17,178)
Net finance expense	1,353,405	1,241,698	938,479
Depreciation and amortization	2,149,066	1,907,923	1,673,216
Antitrust agreements(1)	102,500	101,447	792,700
Donations and social programs(2)	18,166	23,942	27,311
J&F Leniency expenses refund(3)	—	(93,786)	—
Impairment of assets(4)	26,268	17,396	—
Restructuring(5)	53,275	—	—
Other operating income (expense), net(6)	24,470	(18,308)	9,120
Elimination	2,583	2,182	2,033
Total Adjusted EBITDA for operating segments	3,460,468	6,724,187	8,488,449

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 26 – Expenses by nature.
(3)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax.
(4)	Refers to the impairment of assets related to Planterra’s plant closure during the year ended at 2023.
(5)

Refers to multiple restructuring initiatives, primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.

(6)	Refers to various adjustments, mainly abroad, such as expenses related to acquisitions, insurance indemnities, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	2023
	North and Central America(2)	South America	Australia	Europe	Others	Total	Intercompany elimination(1)	Total
Net revenue	43,121,198	18,160,466	5,771,385	5,979,750	264,904	73,297,703	(379,579)	72,918,124
Total assets	17,525,543	17,674,813	5,771,385	5,896,287	2,088,347	48,956,375	(6,378,541)	42,577,834

	2022
	North and Central America(2)	South America	Australia	Europe	Others	Total	Intercompany elimination(1)	Total
Net revenue	42,934,979	19,022,041	6,373,122	5,588,847	189,715	74,108,704	(1,494,794)	72,613,910
Total assets	28,967,943	16,883,845	3,611,682	5,036,017	2,158,279	56,657,766	(16,772,255)	39,885,511

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

25 Operating segments (cont.)

	2021
	North and Central America(2)	South America	Australia	Europe	Others	Total	Intercompany elimination(1)	Total
Net revenue	43,834,755	16,763,813	5,344,942	597,098	115,886	66,656,494	(1,613,788)	65,042,706
Total assets	23,641,965	15,778,101	3,520,751	5,042,651	2,082,577	50,066,045	(12,927,637)	37,138,408

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

26 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(55,435,841)	(52,469,159)	(45,129,164)
Salaries and benefits	(7,641,355)	(6,951,628)	(6,178,825)
Depreciation and amortization	(1,873,776)	(1,649,450)	(1,445,850)
	(64,950,972)	(61,070,237)	(52,753,839)
Selling
Freight and selling expenses	(3,848,089)	(3,970,687)	(2,994,516)
Salaries and benefits	(302,395)	(242,342)	(179,489)
Depreciation and amortization	(63,990)	(62,188)	(57,037)
Advertising and marketing	(313,736)	(337,873)	(250,319)
Net impairment losses	(7,748)	(2,477)	(10,277)
Commissions	(58,376)	(66,122)	(60,117)
	(4,594,334)	(4,681,689)	(3,551,755)
General and administrative
Salaries and benefits	(1,247,927)	(1,297,972)	(1,117,757)
Fees, services purchased and general expenses	(735,386)	(670,385)	(712,694)
Depreciation and amortization	(211,095)	(196,288)	(170,793)
DOJ - department of justice and Antitrust agreements	(102,500)	(101,446)	(792,625)
Donations and social programs(1)	(18,166)	(22,891)	(18,278)
JBS Fund For The Amazon	—	(1,049)	(9,035)
	(2,315,074)	(2,290,031)	(2,821,182)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.

For the year ended December 31, 2023, the Group incurred expenses with internal research and development, in the amount of US$7,291 (US$8,311 and US$21,023 for the year ended December 31, 2022 and 2021).

26.1 - Other income and expenses

Other income is composed of amounts that are not individually significant and mainly relates to results on sale of assets totaling US$19,617 (US$40,554 in 2022 and US$18,071 in 2021), insurance recovery totaling US$21,305 (US$16,182 in 2022 and nil in 2021), tax refund and extemporaneous tax credit totaling US$48,825 (US$51,532 in 2022 and US$18,032 in 2021), leniency expenses refund nil (U$93,786 in 2022 and nil in 2021) and other miscellaneous items.

Other expenses consist mainly of restructuring totaling US$44,338 (US$30,466 in 2022 and nil in 2021), loss on assets sales totaling US$37,652 (US$27,396 in 2022 and US$18,042 in 2021) and other miscellaneous items.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

26 Expenses by nature (cont.)

Restructuring related expenses

In 2022, PPC initiated restructuring initiatives to phase out and reduce processing volumes at multiple production facilities throughout the U.K. and Europe. Implementation of these initiatives is expected to result in total pre-tax charges of approximately $75.1 million, and approximately $49.6 million of these charges are estimated to result in cash outlays. These activities were initiated in the fourth quarter of 2022 and were substantially completed by the end of 2023.

In 2023, PPC began a restructuring initiative to phase out and reduce processing volumes at a production facility in the UK and Europe. Implementation of this initiative is expected to result in total pre-tax charges of approximately $3.1 million, and all of these charges are estimated to result in cash outlays. This activity was initiated in the fourth quarter of 2023 and is expected to be substantially completed by the end of the first quarter of 2024.

The following table provides a summary of PPC’s estimates of costs associated with these restructuring initiatives by major type of cost:

	Moy Park	Pilgrim’s Pride Ltd.	Pilgrim’s Food Masters	Total

Earliest implementation date	2022	2022	2022
Expected predominant completion date	2023	2023	2024

Costs incurred and expected to be incurred:
Employee-related costs	11,103	20,098	18,269	49,470
Asset impairment costs	4,709	—	4,224	8,933
Contract termination costs	248	—	358	606
Other exit and disposal costs (1)	6,245	6,638	6,323	19,206
Total exit and disposal costs	22,305	26,736	29,174	78,215

Costs incurred since earliest implementation date:
Employee-related costs	11,103	20,098	17,517	48,718
Asset impairment costs	3,476	—	4,141	7,617
Contract termination costs	248	—	—	248
Other exit and disposal costs (1)	6,245	5,654	6,323	18,222
Total exit and disposal costs	21,072	25,752	27,981	74,805

(1)	Comprised of other costs directly related to the restructuring initiatives, including Moy Park flock depletion, the write-off of Pilgrim’s Pride Ltd. prepaid maintenance costs and Pilgrim’s Food Masters consulting fees

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

26 Expenses by nature (cont.)

As of December 31, 2023, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	2023
	Provisions	Expenses	Cash Outlays

Moy Park	2,788	1,747	7,719
Pilgrim’s Pride Ltd.	1,979	15,611	21,364
Pilgrim’s Food Masters	5,471	26,980	22,279
Total	10,238	44,338	51,362

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2022 to December 31, 2023. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	2023

Severance	6,142	25,619	(28,363)	253	3,651
Asset impairment	2,391	4,058	(6,894)	445	—
Contract termination	922	1,109	(707)	273	1,597
Inventory adjustments	616	1,212	(1,498)	29	359
Employee retention benefits	—	2,799	(2,318)	76	557
Other charges	6,526	8,046	(10,087)	(411)	4,074
Other employee costs	—	1,495	(1,495)	—	—
Total	16,597	44,338	(51,362)	665	10,238

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

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
Fair value through profit or loss(1)
Financial investments	3	2,642,258	1,343,149
National treasury bills	3	210,716	109,662
Derivative assets		169,736	108,505
Amortized cost(2)
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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

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

Level 1	—	Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2	—	Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3	—	Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.

	December 31, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	206,650	2,435,608	2,642,258	—	1,343,149	1,343,149
National treasury bills	210,716	—	210,716	109,662	—	109,662
Derivative assets	—	169,736	169,736	—	108,505	108,505

Financial liabilities
Derivative liabilities	—	144,251	144,251	—	107,238	107,238

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

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

a. Market Risk:

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

a1. Interest rate risk

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2023, and 2022 are presented below along with the notional amounts of derivative contracts intended to offset the exposure, in accordance with the Group’s Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Real.

	USD		EUR		GBP		MXN		AUD
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	1,570,813	737,591	68,154	40,184	20,102	12,202	271,503	122,588	42	7
Trade accounts receivable	579,651	1,173,723	147,839	136,478	49,743	51,302	134,113	126,037	241	86
Sales orders	916,595	597,296	73,564	41,964	217,509	13,379	—	—	—	—
Trade accounts payable	(174,781)	(154,283)	(74,963)	(92,271)	(15,846)	(18,799)	(267,433)	(52,346)	(320)	(118)
Purchase orders	(56,710)	(61,679)	(18,012)	(12,181)	—	—	—	—	—	—
Operating subtotal	2,835,568	2,292,648	196,582	114,174	271,508	58,084	138,183	196,279	(37)	(25)
FINANCIAL
Margin cash	—	269	—	—	—	—	—	—	—	—
Advances to customers	(111,368)	(36,204)	(12,621)	(856)	(511)	—	—	—	—	—
Loans and financing	(306,798)	(1,362,474)	(3,218)	(4,986)	—	—	—	—	—	—
Financial subtotal	(418,166)	(1,398,409)	(15,839)	(5,842)	(511)	—	—	—	—	—
Operating financial subtotal	2,417,402	894,239	180,743	108,332	270,997	58,084	138,183	196,279	(37)	(25)

Related party transactions, net	—	—	—	289,556	—	—	—	—	—	—
Total exposure	2,417,402	894,239	180,743	397,888	270,997	58,084	138,183	196,279	(37)	(25)
DERIVATIVES
Future contracts	(250,788)	(103,000)	(137,070)	(103,490)	(44,142)	—	—	—	—	—
Deliverable Forwards (DF’s)	(398,024)	(463,371)	67,303	84,013	(14,369)	(5,208)	—	(291,377)	2,846	943
Non-Deliverable Forwards (NDF’s)	(1,306,760)	3,029	5,071	(11,834)	(97,124)	(19,761)	—	—	—	—
Swap	—	15,101	—	—	—	—	—	—	—	—
Total derivatives	(1,955,572)	(548,241)	(64,696)	(31,311)	(155,635)	(24,969)	—	(291,377)	2,846	943
NET EXPOSURE IN US$	461,830	345,998	116,047	366,577	115,362	33,115	138,183	(95,098)	2,809	918

Net debt in foreign subsidiaries(1)	(14,775,198)	(12,816,599)	—	—	—	—	—	—	—	—

(1)	The Group includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Real in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Group, and consequently the leverage indicators.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

a2.1.	Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1	US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	4.8413	4.7621	(45,314)	3.6310	(692,836)	2.4207	(1,385,677)
Financial	Depreciation	4.8413	4.7621	(3,573)	3.6310	(54,636)	2.4207	(109,272)
Derivatives	Depreciation	4.8413	4.7621	31,251	3.6310	477,820	2.4207	955,643

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity
Net debt in foreign subsidiaries	Depreciation	4.8413	4.9205	(241,589)	6.0516	(3,693,815)	7.2620	(7,387,599)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	52,199	(250,788)	(2,078)	51	490	(872)

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(398,024)	(398,024)	29,150	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(1,306,760)	(1,306,760)	13,975	3029	15804	(339)

a2.1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.3516	5.2638	(3,153)	4.0137	(48,033)	2.6758	(96,065)
Financial	Depreciation	5.3516	5.2638	254	4.0137	3,870	2.6758	7,740
Derivatives	Appreciation	5.3516	5.2638	1,038	4.0137	15,808	2.6758	31,616

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Non-Deliverable Forwards	Euro	Long	(1,157)	5,071	513	78,708	85,306	3,443
Deliverable Forwards	Euro	Short	12,576	67,303	(1,885)	(11,087)	(12,016)	9

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

a2.1.3 £ - British Pound (amounts in thousands of US$):

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

a2.1.5 AUD - Australian Dollar (amounts in thousands of US$):

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

Biological assets are a very important raw material used by the Group. In order to maintain future supply of these materials, the Group participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Group use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. The Group takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

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

Management’s estimate at the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2023, 2022 and 2021 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

b3. Hedge accounting of Seara Alimentos:

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

Below are the effects on the statement of income, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of income:
Cost of sales before hedge accounting adoption	(7,798,858)	(7,303,648)

Derivatives operating income (loss)	31,693	61,857
Currency	1,441	10,103
Commodities	30,252	51,754
Cost of sales with hedge accounting	(7,767,165)	(7,241,791)
Financial income (expense), net excluding derivatives	(77,411)	(45,390)

Derivatives financial income (expense), net	14,405	(46,354)
Currency	39,968	(61,277)
Commodities	(24,357)	26
Interest	(1,206)	14,897

Financial income (expense), net	(63,006)	(91,744)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	(537)	(7,800)
Currency	39	(2,622)
Commodities	(576)	(5,178)
Gain (loss) on cash flow hedge	7,882	(48,526)
Deferred income tax on hedge accounting		16,499
Total of other comprehensive income (expense)	7,882	(32,027)

Hedge cash flow movement	December 31, 2022	OCI	December 31, 2023
Hedge accounting operations at the parent company	(7,992)	7,482	(510)
(-) Income tax	2,717	(2,544)	173
Impact of Hedge Operations on Subsidiaries	272	(272)	—
	(92)	92	—
Impact of Hedge Operations on Subsidiaries	(5,095)	4,758	(337)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statement of financial position:
Derivative (liabilities)/assets	—	(1,765)

Financial instruments designated as hedge accounting:
Commodities	—	(1,765)
Currency	—	—
Derivative (liabilities)/assets	4,473	18,073

Financial instruments not designated as hedge accounting:
Exchange	4,977	—
Interest	(504)	18,073

Other comprehensive income (expense)	(550)	(7,720)
Currency	39	(2,595)
Commodities	(589)	(5,125)

Inventories	6,577	6,951
Currency	136	2,298
Commodities	6,441	4,653

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Open amounts in statement of financial position of derivative assets and liabilities:

	December 31, 2023	December 31, 2022
Assets:
Not designated as hedge accounting	—	18,074
Interest	—	18,074

Current assets	4,977	13,267
Non-current assets	—	4,807

(Liabilities):
Designated as hedge accounting	750	1,764
Commodities	—	1,764
interest	750	—
Current liabilities	—	1,765

Not designated as hedge accounting
Currency	504	—
interest	504	—

b4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	December 31, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	3,230,355	2,514,530
Subtotal	3,230,355	2,514,530
DERIVATIVES
Deliverable Forwards	389,130	(154,278)
Subtotal	389,130	(154,278)
NET EXPOSURE	3,619,485	2,360,252

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Sensitivity analysis as of December 31, 2023:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (US$ per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(2.25)%	(71,163)	(25.00)%	(789,300)	(50.00)%	(1,578,600)
Derivatives	Appreciation	(2.25)%	(8,572)	(25.00)%	(95,079)	(50.00)%	(190,159)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (R$)	Fair value	Notional (US$)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	80,377	389,130	(1,982)	(29,568)	(154,278)	(31,182)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

d. Liquidity risk

Liquidity risk arises from the Group’s working capital management and obligations to pay interest and principal on its financing, especially debt instruments. Liquidity risk is the risk that the Company may not have available liquidity to meet its financial obligations when they are due.

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

28 Subsequent events

a. On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings (the “NYAG Defendants”), in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint alleges claims for deceptive acts or practices under New York General Business Law (“GBL”) §349, false advertising under GBL §350 and fraud and illegality under New York Executive Law §63(12), and seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On May 3, 2024, the NYAG (New York State Attorney General) Defendants moved to dismiss the complaint for lack of jurisdiction and the failure to state a claim under New York’s statute restricting strategic lawsuits against public participation (SLAPP) (New York Civil Rights Law §76-a(1)(a)). The motion to dismiss raises factual and legal deficiencies, including that the complaint fails to demonstrate a false or misleading statement, that the NYAG Defendants have been transparent in communicating their intention of reducing greenhouse gas emissions, and that the alleged statements are not actionable as a matter of law. Although we believe the complaint lacks legal and factual merit and intend to vigorously defend the case, we cannot ensure that the complaint will not increase the risk of related lawsuits by securityholders.

b. On March 27, 2024, the Group filed with the securities commission of the United States of America, the Securities and Exchange Commission (“SEC”) the Offer to Exchange the 13 existing series of unregistered debt securities (“Old Bonds”), for new registered debt securities (“New Bonds”).

c. In reference to the floods that occurred in Rio Grande do Sul (RS) — Brazil during April and May 2024, the poultry and swine units were not significantly impacted by the rain and are already operating normally. During the second quarter of 2024, the Company recorded as administrative expenses the total amount of US$5,838, as a consequence of the flooding and logistical disruption in the region. The Company is providing support to the families and our employees affected by the tragedy through the donation of food, emergency items and the payment of the 13th salary to employees in Rio Grande do Sul.

d. On May 13, 2024, the Company announced settlements for early redemption of CRA debts due in April of 2028, December of 2031 and December of 2036 and the extraordinary amortization of the series due in November of 2027, totaling the amount of $366,572 settled in May of 2024.

e. On June 11, 2024, JBS USA Food Company launched cash tender offers to purchase for a combined aggregate purchase price, excluding accrued and unpaid interest, of $500 million (the “Maximum Amount”): (i) up to $400.0 million aggregate purchase price of its 6.500% Senior Notes due 2029 and 5.750% Senior Notes due 2033; and (ii) up to the Maximum Amount of its 6.750% Senior Notes due 2034, subject to certain prioritized acceptance levels and certain terms and conditions of the tender offers. The applicable series of notes that were tendered and not withdrawn exceeded the Maximum Amount and the tender cap set forth in the offer to purchase and JBS USA Food Company accepted for purchase (1) $8,067,000 of its 6.500% Senior Notes due 2029, (2) $387,993,000 of its 5.750% Senior Notes due 2033 and (3) $92,954,000 of its 6.750% Senior Notes due 2034. Payment for the tendered notes took place on June 28, 2024, and such tendered notes were cancelled on the same date in accordance with the terms of the indentures governing each applicable series of notes.

f. On July 19, 2024, following the announcement of an outbreak of Newcastle disease virus (NDV) at a poultry farm in the state of Rio Grande do Sul (RS), the Brazilian government reported that it had suspended poultry exports from this state to several countries. Seara adjusted its production to export from other states and is monitoring the economic effects on its operations as a result of this virus. As of the date of approval of these financial statements, no significant impacts have been identified.

g. On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of R$4.44 billion (equivalent to US$808,425 considering the exchange rate on August 13, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends will be distributed on October 7, 2024.

