Form 20-F/A
period 2023-12-31
JBS S.A.
filed 2024-10-03
CIK 1450123

As filed with the Securities and Exchange Commission on October 2, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 20-F
(Amendment No. 2)

_________________________

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

Commission file number: 333-155412

_________________________

JBS S.A.
(Exact Name of Registrant as Specified in Its Charter)

_________________________

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

_________________________

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

____________

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

____________

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

JBS S.A. (the “Company”) is filing this Amendment No. 2 (this “Amendment No. 2” or “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 (the “Original Annual Report”), as amended on August 15, 2024 (“Amendment No. 1”), to address comments from the Staff of the SEC in relation to Amendment No. 1.

Accordingly, the Company is replacing in the following sections of Amendment No. 1 in their entirety, including JBS S.A.’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, and the related notes thereto, and the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, on such consolidated financial statements:

•        Part I — Item 3. Key Information — D. Risk Factors;

•        Part I — Item 4. Information on the Company — A. History and Development of the Company — The Corporate Restructuring and the Proposed Equity Transaction;

•        Part I — Item 4. Information on the Company — A. History and Development of the Company — Recent Developments;

•        Part I — Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness;

•        Part I — Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders;

•        Part I — Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy;

•        Part III — Item 18. Financial Statements; and

•        Part III — Item 19. Exhibits.

This Amendment No. 2 speaks as of the date of the Original Annual Report and has not been updated except as required to reflect the revisions stated above. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate in any way any other item contained in the Original Annual Report or Amendment No. 1 as filed with the SEC. As a result, this Amendment No. 2 does not reflect any events, results or developments that occurred after the filing of the Original Annual Report on March 27, 2024, unless otherwise stated. Accordingly, this Amendment No. 2 should be read in conjunction with the Company’s other filings with, and reports furnished to, the SEC subsequent to March 27, 2024.

As required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended, new certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 are filed herewith as exhibits to this Amendment No. 2.

i

CERTAIN DEFINED TERMS

Except where the context otherwise requires, in this annual report:

•        “JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

•        “JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries, unless the context otherwise requires or otherwise indicated.

•        “JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A. JBS USA Lux S.A. was merged into JBS USA on December 21, 2023, with JBS USA as the surviving entity.

In addition, in this annual report, except where otherwise indicated or where the context requires otherwise:

•        “Australia” means the Commonwealth of Australia.

•        “BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social — BNDES).

•        “BNDESPar” means BNDES Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil and wholly owned by BNDES. For more information, see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders.”

•        “B3” or “São Paulo Stock Exchange” means B3 S.A. — Brasil, Bolsa, Balcão.

•        “Brazil” means the Federative Republic of Brazil.

•        “Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

•        “Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

•        “Brazilian real,” “Brazilian reais” or “R$” means the Brazilian real, the official currency of Brazil.

•        “Co-Issuers” means JBS USA, JBS USA Food Company and JBS Luxembourg Company, wholly-owned subsidiaries of JBS S.A. and co-issuers of the JBS USA Registered Notes.

•        “CMN” means the Brazilian Monetary Council (Conselho Monetário Nacional).

•        “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•        “direct controlling shareholders” means J&F and JBS Participações.

•        “DOJ” means the U.S. Department of Justice.

•        “EUR” or “€” means the Euro, the official currency of the European Economic Area.

•        “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

•        “Huon Acquisition” means JBS USA’s acquisition of Huon Aquaculture Group Ltd (“Huon”), an Australian salmon aquaculture business. The Huon Acquisition was completed on November 17, 2021.

•        “IASB” means the International Accounting Standards Board.

•        “IFRS” means International Financial Reporting Standards.

•        “IBAMA” means the Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis).

•        “J&F” means J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. J&F is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders.”

•        “JBS Australia” means Baybrick Pty Limited, an Australian proprietary limited company. JBS Australia is an indirect wholly-owned subsidiary of JBS S.A.

•        “JBS Canada” means JBS Food Canada ULC, a Canadian unlimited company. JBS Canada is an indirect wholly-owned subsidiary of JBS S.A.

•        “JBS Finance Luxembourg” means JBS Finance Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Finance Luxembourg is an indirect wholly-owned subsidiary of JBS S.A.

•        “JBS Luxembourg Company” means JBS Luxembourg Company S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Luxembourg Company is an indirect wholly-owned subsidiary of JBS S.A.

•        “JBS Participações” means JBS Participações Societárias S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. JBS Participações is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders.”

•        “JBS USA Registered Notes” means the following 11 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

•        “King Acquisition” means JBS S.A.’s acquisition of King’s Group (“King”), a global producer of bresaola, with a presence in Italy and the United States. The King Acquisition was completed on February 4, 2022.

•        “Luxembourg” means the Grand Duchy of Luxembourg.

•        “Margarine and Mayonnaise Business Acquisition” means Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil. The acquisition was completed on November 30, 2020.

•        “Mexico” means the United Mexican States.

•        “Moy Park” means Moy Park Holdings (Europe) Ltd., a private company incorporated under the laws of Northern Ireland. Moy Park owns the companies that comprise the “Moy Park” business based in the United Kingdom, France and the Netherlands. Moy Park is a wholly-owned subsidiary of PPC.

•        “the Netherlands” means the European part of the Kingdom of the Netherlands.

•        “Parent Guarantors” means JBS S.A. and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

•        “Pilgrim’s Food Masters Acquisition” means PPC’s acquisition of the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021.

•        “PPC” means Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

•        “Rivalea Acquisition” means JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a hog breeding and processing business in Australia. The Rivalea Acquisition was completed on January 4, 2022.

•        “Seara” means Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

•        “SEC” means the United States Securities and Exchange Commission.

•        “Securities Act” means the United States Securities Act of 1933, as amended.

•        “Sunnyvalley Acquisition” means JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand. The Sunnyvalley Acquisition was completed on December 1, 2021.

•        “TriOak Business Acquisition” means JBS USA’s acquisition of the TriOak Foods (“TriOak”) business. TriOak is an American pork producer and grain marketer. The TriOak Business Acquisition was completed on December 2, 2022.

•        “U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

•        “ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

•        “U.S.” or “United States” means the United States of America.

•        “U.S. dollars,” “US$” or “$” means U.S. dollars, the official currency of the United States.

•        “USDA” means the United States Department of Agriculture.

•        “Vivera Business Acquisition” means JBS USA’s acquisition of the business of Vivera Topholding BV (“Vivera”), a manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries. The Vivera Business Acquisition was completed on June 17, 2021.

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

Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

•        the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

•        product contamination or recall concerns;

•        fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

•        fluctuations in the selling prices of beef, pork and chicken products;

•        developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

•        currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

•        changes in international trade regulations;

•        our strategic direction and future operation;

•        deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

•        our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

•        the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

•        the competitive nature of the industry in which we operate and the consolidation of our customers;

•        customer demands and preferences;

•        our level of indebtedness;

•        adverse weather conditions in our areas of operations;

•        continued access to a stable workforce and favorable labor relations with employees;

•        our dependence on key members of our management;

•        the interests of our ultimate controlling shareholders;

•        reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

v

•        economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

•        political crises in Brazil;

•        the declaration or payment of dividends or interest attributable to shareholders’ equity;

•        the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts;

•        unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

•        the risk factors discussed under the heading “Item 3. Key Information — D. Risk Factors”;

•        other factors or trends affecting our financial condition, liquidity or results of operations; and

•        other statements contained in this annual report regarding matters that are not historical facts.

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

Revision of Financial Statements

JBS S.A.’s audited financial statements have been revised to amend certain disclosures in the previously issued 2023 consolidated financial statements, as follows:

•        Note 19 — Provision for legal proceedings: we improved the disclosures to provide more details on the presentation of expenses related to provisions for legal proceedings; and

•        Note 20 — Equity: We revised the disclosed amount of PPC’s net income for 2021.

As a result of the revision of the notes described above, Note 28 — Subsequent events was updated considering the financial statements’ authorization date.

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

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by net revenue.

The use of Adjusted EBITDA, instead of net income, and Adjusted EBITDA Margin, instead of net margin, have limitations as analytical tools, including the following:

•        Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, working capital needs;

•        Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

•        Adjusted EBITDA and Adjusted EBITDA Margin do not reflect income tax expense or the cash requirements to pay taxes;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•        Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•        Adjusted EBITDA and Adjusted EBITDA Margin include adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses.

For more information about Adjusted EBITDA and Adjusted EBITDA Margin and the adjusting items JBS S.A. used to calculate Adjusted EBITDA and Adjusted EBITDA Margin, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of Adjusted EBITDA.”

Industry and Market Data

Certain market and industry data included in this annual report have been obtained from third-party sources that we believe to be reliable, such as the USDA. We have not independently verified such third-party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors.”

Nothing in this annual report should be interpreted as a market forecast.

Brands

This annual report includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this annual report without the® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

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

Risks Relating to Our Business and Industries

•        Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.

•        Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products.

•        Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

•        Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business.

•        We face competition in our business, which may adversely affect our market share and profitability.

Risks Relating to the Markets in Which We Operate

•        Deterioration of global economic conditions could adversely affect our business.

•        Our exports pose special risks to our business and operations.

•        We are subject to ordinary course audits in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations.

•        We are exposed to emerging and developing country risks.

•        Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities.

Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees

•        We are not prohibited from incurring significantly more debt.

•        The Co-Issuers’ and the Parent Guarantors’ obligations to repay secured debt, and the obligations of JBS USA’s non-guarantor subsidiaries to repay their debt and other liabilities will have priority over the Co-Issuers’ obligations under the JBS USA Registered Notes and the Parent Guarantors’ obligations under their guarantees of the JBS USA Registered Notes.

•        Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business.

•        Obligations under the JBS USA Registered Notes and the related guarantees will be subordinated to certain statutory liabilities.

•        The indentures governing the JBS USA Registered Notes provide for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.

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

Livestock prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of, and demand for, livestock on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which we have little or no control. These other factors include:

•        import and export restrictions;

•        changing livestock and grain inventory levels;

•        economic conditions;

•        crop and animal diseases; and

•        environmental, occupational health and safety and conservation regulations.

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

We are subject to risks affecting the food industry generally, including risks posed by the following:

•        food spoilage or food contamination;

•        consumer product liability claims;

•        product tampering;

•        the possible unavailability and expense of product liability insurance; and

•        the potential cost and disruption of a product recall.

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

•        diversion of management’s attention;

•        potential loss of key employees and customers of the acquired companies;

•        an increase in our expenses and working capital requirements;

•        failure of the acquired entities to achieve expected results;

•        our failure to successfully integrate any acquired entities into our business; and

•        our inability to achieve expected synergies and/or economies of scale.

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

As described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes — Sustainability-Linked Bonds,” certain of our debt instruments contain certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments. Achieving these sustainability performance targets or any similar sustainability performance targets we may choose to include in future financings or other arrangements will require us to expend significant resources. In 2021, we became the first major global meat and poultry company to set climate reduction goals by 2040. As part of these environmental aspirations, we signed on to the United Nations Global Compact’s Business Ambition for 1.5°C initiative, which aligns with the most ambitious aim of the Paris Agreement to limit global warming. While we are dedicated to working towards these climate reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals may subject JBS S.A. and its affiliates and, in some instances already has subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk. For example, in February 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS USA Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. This legal proceeding is ongoing. Although we believe the complaint lacks legal and factual merit and intend to vigorously defend the case, we cannot ensure that we will prevail or that the complaint will not increase the risk of related lawsuits by securityholders. For additional information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Other Proceedings.” In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity.

Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation.

While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle and grain supply chains in Brazil and to which we are subject by Brazilian law and/or our internal policies, no assurance can be given that our monitoring efforts will be effective in every instance. For example, as mentioned under “Item 4. Information on the Company — B. Business Overview — Regulation — Brazil — Brazilian Forest Code,” rural landowners are required to self-report electronic geo-referencing data to the Rural Environmental Registry (Cadastro Ambiental Rural) (“CAR”), in order to demonstrate compliance with Federal Law No. 12.651 (Código Florestal) (the “Forest Code”). In addition, as further discussed under “Item 4. Information on the Company — B. Business Overview — Cattle and Grain Supply Chains and Deforestation — Seara Sustainable Grain and Oil Sourcing Policy,” Seara’s Sustainable Grain and Oil Sourcing Policy establishes guidelines for promoting and developing a deforestation-free supply chain for its primary grain and oil supply chains. This policy supports the conservation of native vegetation and sustainable use of agriculturally productive areas in Brazil. Currently, the policy monitors only direct suppliers to Seara. For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome.

To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may inadvertently purchase cattle or grain from non-conforming suppliers in violation of our policies, thereby subjecting ourselves to potential liabilities. See “— We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.” Similarly, for purposes of monitoring our compliance with our commitment to avoid engaging with suppliers operating on embargoed land or that have been found to be in violation of Brazilian laws prohibiting slave-like conditions for workers, we rely on databases compiled and provided by Brazilian governmental ministries and other governmental entities. To the extent that such ministries or other entities do not maintain complete and regularly updated lists, we may inadvertently do business with one or more suppliers that are in violation of these requirements, which would also be in violation of our internal policies, which in turn could subject us to related liabilities. Our ability to monitor compliance by our indirect suppliers across all obligations is necessarily more limited than our ability to monitor compliance by our direct suppliers due to the inherent challenges associated with our access to full information in the supply chain, such as livestock origin, prior to our direct suppliers taking ownership. Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation. For more information about our cattle supply monitoring commitments and compliance efforts, see ““Item 4. Information on the Company — B. Business Overview — Cattle and Grain Supply Chains and Deforestation.”

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

We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and we are involved in various government investigations. For more information regarding our proceedings and investigations, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista (our ultimate controlling shareholders) and managers, will not arise. For example, certain news media in Brazil have reported that in December 2023, the Brazilian State of Rondônia commenced legal proceedings seeking damages against JBS S.A., among other parties, for allegedly illegally purchasing cattle raised in protected areas in the Amazon region. To date, we have not received service of process in connection with these reported proceedings.

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

The raising of cattle and other livestock is at times associated with deforestation, invasion of indigenous lands and protected areas and other environmental and human rights concerns. Most of the cattle we process are bred and raised by our suppliers. If we are unable to ensure that the suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. For example, the European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples. The European Union Deforestation Regulation (the “EUDR”) mandates extensive due diligence on the value chain for all operators and traders dealing with certain products derived from cattle, cocoa, coffee oil palm, rubber, soya and wood. Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include fines and confiscation of products, among other things. The EUDR entered into force on June 29, 2023, and its main obligations will be applicable in December 2024. If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties. For more information about the EUDR, see “Item 4. Information on the Company — B. Business Overview — Regulation — Europe — European Union Deforestation Regulation.”

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

See also “— Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks.”

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

Our direct controlling shareholders are J&F and JBS Participações, which are in turn wholly owned by our ultimate controlling shareholders, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. See “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders.” In addition, if the Proposed Equity Transaction is completed, immediately following its completion, as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of our ultimate controlling shareholders will increase from 48.48% to 84.85% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024), and their ability to influence our company will be greater as a result of such concentrated control. See “Item 4. Information on the Company — A. History and Development of the Company — The Corporate Restructuring and the Proposed Equity Transaction — Risk Factors — The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial.”

Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S.A. and related companies. Mr. José Batista Sobrinho, the founder of JBS S.A. and the father of our ultimate controlling shareholders, serves as the Vice-Chairman of JBS S.A.’s board of directors and has served on the JBS S.A. board of directors since 2007. Mr. Wesley Mendonça Batista Filho, who is the son of Mr. Wesley Mendonça Batista and the grandson of Mr. José Batista Sobrinho, serves as the Chief Executive Officer of JBS USA since May 2023, and has served as an executive officer of JBS S.A. since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos. He also serves on the board of directors of various JBS Group companies. In addition, Mr. Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon, an Australian salmon processing company acquired by JBS S.A. in 2021. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, JBS Group companies or affiliates. For example, in February 2024, they were appointed to fill vacancies on the board of directors of PPC, and in April 2024, they were elected by majority vote of the shareholders of JBS S.A. to serve on JBS S.A.’s board of directors for the ongoing term ending in 2025. In addition, at this time, we expect that they will serve on the board of directors of JBS N.V. effective on the date of the listing of the JBS N.V. Class A Common Shares on the NYSE, as well as on the board of directors of J&F. In 2017, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution

Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. In 2020, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered. For more information, see “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” below.

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

As further described elsewhere in this annual report (see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), in 2017, our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$630 million, converted using the foreign exchange rate as of June 30, 2024). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

In 2020, J&F, JBS S.A., and our ultimate controlling shareholders (the “Respondents”) also entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to improve anti-bribery and anti-corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties. JBS S.A. was ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payment has been made in full.

Also in 2020, J&F reached a plea agreement with the DOJ in which J&F pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ. Since 2017, JBS S.A.

and J&F have implemented numerous and material changes to their anti-corruption compliance policies intended to detect and prevent illicit payments and conduct throughout their operations, including the introduction of new policies and practices and the hiring of experienced professionals who have a track record of building effective compliance programs, all as further detailed in “Item 4. Information on the Company — B. Business Overview — Compliance Program.” In addition, the terms of the above-referenced agreements with Brazilian authorities, the SEC and the DOJ provide strong disincentives to any violation of their terms. Our management and leadership teams are strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that new and improved policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In addition, our ultimate controlling shareholders and J&F Investimentos were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, including possible violations of insider trading law involving shares of controlled companies, and foreign exchange futures contracts. These investigations have since been concluded, having resulted in full or partial exonerations of the investigated parties or settlement agreements, as the case may be. JBS S.A. and Seara (a subsidiary of JBS S.A.) were party to one of these investigations. Our ultimate controlling shareholders are also subject to ongoing criminal investigations by the Brazilian Federal Prosecution Office based on similar allegations. For more information about these investigations, see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders — Other Investigations and Proceedings.”

As a result of the above-mentioned matters, the reputation of our direct controlling shareholders, our ultimate controlling shareholders and JBS S.A. has suffered and may continue to suffer. Although we and, to our knowledge, our ultimate controlling shareholders and their affiliates are currently in compliance with our and their respective obligations under the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement, and while we understand that these agreements resolved the Brazilian and U.S. criminal legal exposure of JBS S.A, J&F and our ultimate controlling shareholders related to the illicit conduct that was the subject of these agreements, any breach of any of the obligations under these agreements could result in negative publicity that could have a material adverse effect on our reputation and the reputation of our ultimate controlling shareholders. In addition, to the extent that the negative reputational impact of these events continues into the future, if pending investigations and proceedings are not resolved favorably to JBS S.A. and our ultimate controlling shareholders, or if future events or actions give rise to new investigations, allegations or proceedings involving us, our ultimate controlling shareholders or affiliates, our reputation and our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, we may be materially adversely affected.

Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects.

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects. See, for example, “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” above.

Furthermore, we cannot guarantee that we, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of any such crisis. Actions or allegations (whether grounded or unfounded) regarding actions taken by our ultimate controlling shareholders or our affiliates, or by our suppliers or other third parties, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects.

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

For example, the European Corporate Sustainability Reporting Directive (“CSRD”), which entered into force on January 5, 2023 and which will apply to our reporting as of financial year 2025, will require more stringent reporting on environmental, social and governance matters. In addition, we are likely to become subject to the European Corporate Sustainability Due Diligence Directive (“CSDDD”) that introduces, inter alia, additional environmental and human rights due diligence requirements in respect of our business operations and value chain as well as the obligation to prepare a climate change transition plan. The CSDDD may become applicable to us as from 2027. For more information about the CSRD and the CSDDD, see “Item 4. Information on the Company — B. Business Overview — Regulation — Europe — Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive.”

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

In any event, our business practices may not meet the standards of all of our stakeholders and, accordingly, advocacy groups may campaign for further changes or organize boycotts of our company or our products. Even if we do not agree with the positions of such advocacy groups or other influential parties, the perception of our failure to adapt to or comply with their demands, or to respond to investor or stakeholder expectations, could negatively impact us. To date, we have not experienced boycotts that have had a material adverse impact on our business, financial condition or results of operations, insofar as we are unable to tie any variations in our revenues or performance metrics to any particular instance of boycott activity. We also do not believe that such boycotts have materially damaged our reputation, including with respect to any material impact on our ability to conduct business with suppliers, customers or sources of funding. However, we cannot ensure that we will not experience boycotts in the future or that that any such boycotts will not have a material adverse impact on our results of operations, reputation or our relationships with suppliers, customers and funding sources.

Our business and reputation could be materially adversely impacted by an increased regulatory burden and the impact of actions by governmental entities, advocacy groups and other stakeholder actions to the extent that such actions call into question our business practices and policies. See also “— Risks Relating to the Markets in Which We Operate — Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions.”

BNDESPar is a material shareholder of JBS S.A., and BNDESPar’s interests may be different from our interests or the interests of our other shareholders.

BNDESPar, a corporation incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social — BNDES) which, in turn, is wholly-owned by the Brazilian federal government. See “Principal Shareholders.” As of March 15, 2024, BNDESPar owned 20.81% of JBS S.A.’s total capital stock, conferring upon it the power to influence JBS S.A.’s shareholders meetings and strategic decisions and to appoint members of JBS S.A.’s board of directors (through the multiple vote and/or separate voting mechanisms under Brazilian corporate law) and fiscal council (through the mechanism of separate voting under Brazilian corporate law). However, the priorities of BNDESPar or the Brazilian federal government’s economic or social objectives, which are susceptible to political considerations, might not be strictly aligned with our strategy or the strategies of our other shareholders. Conflicts of interest or strategic divergences between the interests of BNDESPar and our interests or those of our other shareholders could adversely impact our ability to implement our business strategy and affect corporate governance.

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

Disruptions in credit and other financial markets and deterioration of global economic conditions could:

•        adversely affect global demand for protein products, which could result in a reduction of sales, operating profit and cash flows;

•        make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•        cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our debt agreements to the extent we may seek them in the future;

•        impair the financial condition of some of our customers and suppliers; and

•        decrease the value of our investments.

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

Exports account for a significant portion of our net revenue, representing 25.3% of our net revenue for the year ended December 31, 2023. Exports subject us to risk factors that are outside our control in our principal sales markets, including:

•        changes in foreign currency exchange rates;

•        deterioration of economic conditions;

•        imposition of tariffs and other trade and/or health barriers;

•        exchange controls and restrictions to exchange operations;

•        strikes or other events that may affect ports and transportation;

•        compliance with different foreign legal and regulatory regimes; and

•        trade barriers.

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

Finally, there may be increased risk of cyberattack as a result of the ongoing conflict. We have not seen any new or heightened risk of potential cyberattacks since the outbreak of the Russia-Ukraine war. See “— Risks Relating to Our Business and Industries — We depend on our information technology systems, and any failure of these systems could adversely affect our business” for additional information.

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

Livestock production and trade flows are significantly affected by government policies and regulations. Government policies affecting the livestock industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on livestock products, can influence industry profitability, the use of land resources, the location and size of livestock production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Our plants and products are subject to periodic inspections by federal, state and municipal authorities, such as the USDA, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal — SIF) and the Australian Quarantine Inspection Service, and to comprehensive food regulation, including controls over processed food. Our operations are subject to extensive regulation and oversight by state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of its products, including food safety standards. Our failure to comply with such regulations may result in a need to recall products or in fines or other sanctions imposed by such authorities. Our exported products are often inspected by foreign food safety authorities, and any violation discovered during these inspections may result in a partial or total return of a shipment, partial or total destruction of the shipment and costs due to delays in product deliveries to our customers. For more information about the regulations to which our operations are subject, see “Item 4. Information on the Company — B. Business Overview — Regulation.”

Government policies in the jurisdictions in which we operate may adversely affect the supply of, demand for and prices of livestock products, restrict our ability to do business in existing and target domestic and export markets and could adversely affect our results of operations. Import tariffs and/or other mandates imposed by the current presidential administration in the United States could potentially lead to a trade war with other foreign governments, and could significantly increase the prices on our products exported from the United States, such as pork and chicken. The U.S., EU or other countries could impose trade restrictions that would restrict or prevent us from exporting beef from Brazil. Such changes in regulations, or restrictions or bans on beef exports, could be imposed in connection with a desire by regulators to curb deforestation in the Amazon region. See “Item 4. Information on the Company — B. Business Overview — Cattle and Grain Supply Chains and Deforestation.”

In addition, we are subject to regulation in multiple jurisdictions relating to animal welfare. We are required to dedicate time and resources to monitor compliance with these regulations and to the extent that animal welfare regulations become more restrictive in the future, we will be required to make additional investments of time and resources. Future regulations may require higher standards for animal handling, transportation, and slaughter, necessitating technological updates to our processes and facilities. In addition, there is a trend toward increasing consumer attention on animal welfare standards. If we do not meet consumer expectations in this regard we may suffer reputational damage and loss of market share. For additional information relating to applicable animal welfare regulations, see “Item 4. Information on the Company — B. Business Overview — Regulation — Animal Welfare Regulations.”

Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions.

Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the handling, treatment and disposal of waste and remediation of soil and groundwater contamination. For more information, see “Item 4. Information on the Company — B. Business Overview — Regulation.” Failure to comply with these requirements could have serious consequences for us, including criminal, civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity. Our activities may also be affected by future international agreements entered into force to protect the environment.

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

We are subject to legislation and regulation regarding climate change, and compliance with related rules could be difficult and costly. Concerned parties in the countries in which we operate, such as government agencies, legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. We could incur increased energy, environmental and other costs and capital expenditures to comply with existing or new GHG limitations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change, which may also impact our image. In addition, certain of our debt instruments contain certain sustainability performance targets of JBS S.A., JBS USA or PPC relating to GHG emissions. A failure by us to achieve these sustainability performance targets would not only result in increased interest payments under relevant financing arrangements, but could also harm our reputation, all of which could have a material adverse effect on our results of operations, financial condition and liquidity. For additional information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes — Sustainability-Linked Bonds.”

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

The Brazilian government frequently intervenes in the country’s economy and occasionally implements significant political and regulatory changes. Government actions to control inflation and other regulations and policies have involved, among other measures, increases or decreases in interest rates, changes in fiscal policy, price control, currency depreciations and appreciations, capital controls, import limits, among other actions. Our activities, as well as our financial condition and results of operations, may be adversely affected by changes in government policies and regulations involving or affecting factors such as:

•        monetary policy and interest rates;

•        exchange controls and restrictions on international remittances;

•        exchange rate fluctuations;

•        tax changes;

•        liquidity of the Brazilian financial and capital markets;

•        interest rates

•        inflation;

•        shortage of energy;

•        fiscal policy.

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

We cannot predict whether or when new fiscal, monetary and exchange policies will be adopted by the Brazilian government, or even whether such policies will in fact affect the country’s economy, operations, financial condition or our results.

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

The indentures governing our notes do not contain any restrictions on the incurrence of unsecured debt but the indentures do restrict our ability and the ability of our significant subsidiaries that guarantee the notes from creating certain liens securing debt on our future Principal Properties (as defined “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Definitions”). However, this covenant is subject to certain significant exceptions, including that as of the date of this annual report, there are no Principal Properties. See “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Certain Covenants of the Company.” Our indentures do not contain any financial or operating covenants or restrictions on the payments of dividends or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the limited covenants applicable in the indentures governing our notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.”

Our JBS USA Senior Unsecured Revolving Facility and our PPC Revolving Credit Facility (each as defined in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness”) include financial maintenance covenants that require compliance (subject to the collateral cure described below) (i) in the case of our JBS USA Senior Unsecured Revolving Facility, with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter (the “JBS USA Financial Maintenance Covenant”) and (ii) in the case of our PPC Revolving Credit Facility, with an interest coverage ratio to not be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter (the “PPC Financial Maintenance Covenant” and, together with the JBS USA Financial Maintenance Covenant, the “Financial Maintenance Covenants”). These facilities also contain debt covenants limiting any restricted subsidiary of JBS USA or PPC, as the case may be, that is not a loan party from incurring additional debt, subject to certain exceptions. See “Description of Material Indebtedness — JBS USA Unsecured Revolving Facility” and “Description of Material Indebtedness — PPC Credit Facility.”

After the end of any fiscal quarter, the borrowers under the applicable facility may give notice that they will not be in compliance with the applicable Financial Maintenance Covenant and instead may elect to cause the applicable borrowers and guarantors to provide security interests in the collateral that secured the prior, applicable secured credit facility, in which case the Financial Maintenance Covenants will no longer apply and availability to borrow under the facilities will be limited and subject to certain terms and conditions.

Our failure to comply with the restrictive covenants governing our debt, as well as the terms of any future indebtedness we may incur from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If an event of default under any such debt agreement were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under all of the indentures governing our notes pursuant to cross-default provisions in the indentures governing our notes. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.”

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

In addition, the JBS USA Registered Notes will be effectively subordinated to the claims of JBS USA’s livestock suppliers under the Packers and Stockyards Act of 1921, as amended, which grants to those suppliers preferential treatment as creditors. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations.”

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

The effect of this subordination to secured debt described in the first paragraph of this risk factor is that if a Co-Issuer or a Parent Guarantor is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any debt under the Co-Issuer’s or a Parent Guarantors’ secured debt, the Co-Issuers’ assets and those of the Parent Guarantors that secure such debt will be available to pay obligations on the JBS USA Registered Notes only after all debt under such other secured debt has been paid in full from those assets. The effect of the structural subordination described in the first paragraph of this risk factor is that the non-guarantor subsidiaries of JBS USA and JBS S.A. will not be obligated to make any payments on the JBS USA Registered Notes, and, therefore, all of their obligations, including trade payables, will effectively rank senior to the JBS USA Registered Notes. The Co-Issuers and the Parent Guarantors may not have sufficient assets remaining to pay amounts due on any or all of the JBS USA Registered Notes then outstanding. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.”

Covenant restrictions under certain of our other debt agreements may limit our ability to operate our business.

Certain of our other debt agreements contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Such debt agreements restrict, among other things, our ability to:

•        incur additional indebtedness;

•        create liens on or sell our assets;

•        pay dividends on or redeem capital stock;

•        make restricted payments;

•        create or permit restrictions on the ability of subsidiaries to pay dividends or make other distributions;

•        enter into transactions with affiliates; and

•        engage in mergers, consolidations and certain dispositions of assets.

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

We may not meet those ratios and tests, and our creditors may not waive any failure to meet those ratios and tests. A breach of any of these covenants or failure to maintain these ratios would result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facility could result in an event of default under our indentures and/or other debt agreements. If an event of default under a credit facility were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under the indentures governing the JBS USA Registered Notes. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.”

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

If certain conditions are met, the Parent Guarantors will be released from their guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent.” Moreover, we may substitute JBS USA for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Substitution of the Company.” Alternatively, if certain conditions are met, we may release JBS USA Food Company as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Release of JBS USA Food as an Issuer.”

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

JBS USA is required by the indentures governing the JBS USA Registered Notes, in the event of certain changes in the control of JBS USA that results in a ratings decline to offer to purchase all of the outstanding JBS USA Registered Notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest and special interest, if any, to the date of repurchase. Our failure to repay holders tendering their notes upon a change of control that results in a ratings decline will result in an event of default under the JBS USA Registered Notes. A change of control that results in a ratings decline or an event of default under the JBS USA Registered Notes would result in an event of default under the JBS USA Senior Unsecured Revolving Facility, among other debt facility agreements, which may lead to an acceleration of the debt under those facilities, which in turn could lead to an acceleration under the indentures governing the JBS USA Registered Notes, requiring us to pay all such outstanding debt immediately. We may not have funds available to repurchase the JBS USA Registered Notes upon the occurrence of a change of control that results in a ratings decline or to repay our other debt. In addition, future debt that we incur may limit our ability to repurchase the JBS USA Registered Notes upon a change of control that results in a ratings decline or require us to offer to redeem that debt upon a change of control. See “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Change of Control.”

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

We successfully integrated Swift into our operations and in 2009, on the heels of the successful Swift deal, we acquired a majority stake in PPC, one of the largest chicken processors in the United States, with operations in Mexico and Puerto Rico. As the result of subsequent purchases, as of the date of this annual report, we own approximately 83% of PPC’s total capital stock. We financed the 2009 acquisition of PPC through an issuance of JBS S.A. convertible debentures for total proceeds of approximately US$2.0 billion. BNDESPar purchased substantially all of these convertible debentures, which were cancelled in May 2011 following another capital raise, whereby BNDESPar acquired approximately 19.85% of JBS S.A.’s total capital stock at the time. As of March 15, 2024, BNDESPar owned 20.81% of JBS S.A.’s total capital stock. For more information about JBS S.A.’s principal shareholders, see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders.”

Since our acquisitions of Swift and PPC, we continued to grow through acquisitions, as well as organically, throughout the world. As evidenced by our success in integrating these major acquisitions, our leadership team and ultimate controlling shareholders have a decades-long track record of growth and expansion, while at the same time maintaining the culture of hard work, operational efficiency and leveraging market opportunities for growth, and know-how dating back to our founding by Mr. José Batista Sobrinho. Some of our recent acquisitions, which have helped us to expand into the leading worldwide protein company that we are today, include:

•        In 2013, we acquired rights and equity interests in certain companies that comprised Marfrig Global Foods S.A.’s Seara Brasil poultry and pork business units. In addition to increasing JBS S.A.’s presence in the poultry and pork sectors in Brazil, the acquisition of Seara represented JBS S.A.’s first major expansion into the processed food products sector.

•        From 2014 to 2017, we completed various acquisitions that enhanced our geographic and product diversification and increased our production capacity for value-added and branded food products, including Tyson Foods’ poultry operations in Brazil and Mexico and the global operations of Primo Smallgoods Group, a leader in the Australian and New Zealand markets for processed food products such as ham, sausages and bacon.

•        In 2015, we acquired companies that comprised Marfrig’s United Kingdom-based “Moy Park” business, for a purchase price of approximately US$1.5 billion. As a result of the Moy Park acquisition, we expanded our operations in Europe, including our portfolio of processed and high value-added products, as well as poultry processing, with 13 food processing and manufacturing units in the UK, France, Holland and Ireland and over 12 thousand employees. The acquisition represented an important step towards our expansion strategy in Europe.

•        In 2015, we also acquired Cargill’s pork business in the U.S., for US$1.5 billion. The transaction added to JBS USA Pork two hog processing facilities, five feed mills, and four breeding units located in the States of Arkansas, Illinois, Iowa, Missouri, Oklahoma and Texas.

•        In 2017, we acquired GNP for US$357 million. GNP is a vertically integrated poultry business based in St. Cloud, Minnesota. Through the GNP acquisition of a portfolio of certified organic, natural product lines, we further strengthened our strategic position in the U.S. chicken market.

•        Also in 2017, we acquired Plumrose USA from Danish Crown A/S for an aggregate purchase price of US$230 million, which included five prepared foods facilities, including one in Elkhart, Indiana, two in Council Bluffs, Iowa, one in Booneville, Mississippi, and one in Swanton, Vermont, and two distribution centers in South Bend, Indiana, and Tupelo, Mississippi, respectively. This acquisition marks the continuation of our strategy of expanding our portfolio of branded, prepared foods, and the strengthening of our customer base and geographical distribution in the U.S. Plumrose USA offers an array of prepared foods including bacon, hams, sliced deli meats and cooked ribs.

•        In 2019, PPC acquired Tulip Limited, a leading integrated prepared foods supplier with fresh, value-added and branded operations in the United Kingdom, from Danish Crown A/S, for an aggregate purchase price of £290.0 million (equivalent to approximately US$369.3 million converted using the foreign exchange rate as at December 31, 2023).

•        Since 2020, we completed various additional strategic acquisitions, including our acquisition of Huon Aquaculture Group, Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania. Set forth below under “— Recent Acquisitions” is a summary of the material acquisitions we have completed since 2021.

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

The Equity Registration Statement has been publicly filed with the Securities and Exchange Commission but has not yet become effective. No securities pursuant to the Equity Registration Statement may be sold and no offers to buy be accepted in connection with the Proposed Equity Transaction prior to the time the Equity Registration Statement becomes effective. In addition, the Equity Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the Proposed Equity Transaction in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Equity Registration Statement.

Proposed Steps

The proposed steps of the Corporate Restructuring are as follows:

Step 1:    As the first step in the Corporate Restructuring, JBS N.V. will, through a series of transactions (the “Controlling Shareholder Contributions”), become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions will occur in two phases: (A) in the first phase, which took place on December 22, 2023: (1) J&F contributed and transferred a portion of its JBS S.A. Common Shares (or 369,918,510 JBS S.A. Common Shares), and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais — FIP FIAGRO Formosa — Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa), a Brazilian investment fund (“FIP Formosa”) indirectly wholly owned by J&F, contributed and transferred all of its JBS S.A. Common Shares (or 180,010,329 JBS S.A. Common Shares) to JBS Participações (or Brazil HoldCo”) in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F and FIP Formosa contributed and transferred all such shares of Brazil HoldCo to J&F Investments Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“LuxCo”); and (3) immediately thereafter, LuxCo contributed and transferred all such shares of Brazil HoldCo to JBS N.V.; and (B) in the second phase: (1) J&F will contribute and transfer all of its remaining JBS S.A. Common Shares (or 525,491,059 JBS S.A. Common Shares) to Brazil HoldCo in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F will contribute and transfer all such shares of Brazil HoldCo to LuxCo; and (3) immediately thereafter, LuxCo will contribute and transfer all such shares of Brazil HoldCo to JBS N.V. As a result of the completion of the first phase of the Controlling Shareholder Contributions, as of the date of this annual report, J&F and Brazil HoldCo are our direct controlling shareholders of JBS S.A. J&F indirectly owns 100% of the total capital stock of Brazil HoldCo, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. If the Merger of Shares (defined below) is not approved at the JBS S.A. General Meeting, then the second phase of the Controlling Shareholder Contributions may or may not occur, and the first phase of the Controlling Shareholder Contributions may or may not be reversed, depending exclusively on how our ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A.’s common shares, which decision will not affect JBS S.A. Following the completion of the second phase of the Controlling Shareholder Contributions and immediately prior to the second step described below, we expect that LuxCo will hold 241,969,477 JBS N.V. Class A Common Shares and 295,740,472 JBS N.V. Class B Common Shares. Once the second phase of the Controlling Shareholder Contributions is completed, JBS N.V. will, through Brazil HoldCo, indirectly hold the JBS S.A. Common Shares that are currently held directly by J&F. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions have been and will be subject to the same exchange ratio of one JBS N.V. Common Share for every two JBS S.A. Common Shares that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (defined below), which will result in each holder of JBS S.A. Common Shares (“JBS S.A. Shareholder”) issued and outstanding on the last day the JBS S.A. Common Shares will trade on the B3 (the “Last Trading Day”) and each holder of JBS S.A. ADSs (“JBS S.A. ADS Holder”) who surrenders their JBS S.A. ADSs after the closing of the Redemption receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or JBS S.A. ADS Holder had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our ultimate controlling shareholders (held indirectly, through LuxCo) may increase substantially in relation to our non-controlling shareholders as a result of the aforementioned steps, depending on the number of JBS N.V. Class A Common Shares converted into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below).

Step 2:    As the second and final step in the Corporate Restructuring, subject to approval by a general meeting of shareholders of JBS S.A. (the “JBS S.A. General Meeting”) and a general meeting of shareholders of HoldCo (the “HoldCo General Meeting”), as the case may be, JBS S.A. Shareholders on the Last Trading Day and JBS S.A. ADS Holders who surrender their JBS S.A. ADSs after the closing of the Redemption will receive JBS N.V. Class A Common Shares (and in the case of JBS S.A. Shareholders, initially in the form of BDRs) and a cash dividend in connection with the Proposed Equity Transaction, on the terms defined below:

•        Merger of Shares.    Subject to approval at the JBS S.A. General Meeting, a merger of shares (incorporação de ações) under Brazilian law (the “Merger of Shares”) will be implemented pursuant to which every two JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by HoldCo (including by The Bank of New York Mellon, as depositary with respect to the JBS S.A. ADSs (the “JBS S.A. ADS Depositary Bank”)) will be automatically contributed for their book value into Brazil HoldCo in exchange for one newly issued mandatorily redeemable preferred share of Brazil HoldCo (“Brazil HoldCo Redeemable Shares”), as a result of which JBS S.A. will become a wholly-owned subsidiary of Brazil HoldCo. The Brazil HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs.

•        Redemption.    Subject to approval by JBS N.V. at a general meeting of the sole shareholder of Brazil HoldCo (the “Brazil HoldCo General Meeting”) and immediately after the implementation of the Merger of Shares, Brazil HoldCo will redeem all of the Brazil HoldCo Redeemable Shares and deliver to each holder thereof (including the JBS S.A. ADS Depositary Bank) one JBS N.V. BDR for every one Brazil HoldCo Redeemable Share held (the “Redemption”). The JBS S.A. ADS Depositary Bank will cause the JBS N.V. BDRs that it receives pursuant to the Redemption to be immediately cancelled for delivery of the underlying JBS N.V. Class A Common Shares, which it will deliver to JBS S.A. ADS Holders upon surrender by those holders of their JBS S.A. ADSs and payment by the JBS S.A. ADS Holders of certain fees to the JBS S.A. ADS Depositary Bank. If any other holder of JBS N.V. BDRs wishes to receive the underlying JBS N.V. Class A Common Shares, that holder must take action to cancel their JBS N.V. BDRs.

•        Cash Dividend.    Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders as of the date of the JBS S.A. General Meeting (including our direct controlling shareholders) and all JBS S.A. ADS Holders as of a record date set by the JBS S.A. ADS Depositary Bank (which may be the date of the JBS SA General Meeting or a later date) will be entitled to receive a cash dividend estimated, at current market conditions, at R$1.00 per JBS S.A. Common Share held. Prior to the closing of the Proposed Equity Transaction, Brazil HoldCo expects to distribute its portion of the cash dividend to JBS N.V., for further distribution to LuxCo.

JBS S.A. Shareholders (and JBS S.A. ADS Holders, through the JBS S.A. ADS Depositary Bank) will have the opportunity to vote on the Proposed Equity Transaction at the JBS S.A. General Meeting. The Proposed Equity Transaction encompasses three main deliberations at the JBS S.A. General Meeting:

(1)    the delisting of the JBS S.A. Common Shares from the Novo Mercado listing segment of the B3 (the “Delisting”), which requires the approval of the majority (at least 50% plus 1 share) of the JBS S.A. Free Float Outstanding (defined as all JBS S.A. Common Shares (including JBS S.A. Common Shares underlying JBS S.A. ADSs) except for treasury shares and shares owned by our direct controlling shareholders and their related parties or by directors or officers of JBS S.A.) present at the JBS S.A. General Meeting;

(2)    the Merger of Shares and ancillary matters, which requires the approval of the majority (at least 50% plus 1 share) of the total issued and outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs) (or an “absolute majority” for purposes of Brazilian corporate law); and

(3)    the declaration and distribution of the Cash Dividend, which requires the approval of the majority (at least 50% plus 1 share) of the total issued and outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting (including JBS S.A. Common Shares represented by JBS S.A. ADSs).

Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of these shares. A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the total issued and outstanding JBS S.A. Common Shares as of March 15, 2024. However, since certain matters being voted on at the JBS S.A. General Meeting (such as the Merger of Shares) must be approved by a majority of the total issued and outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs), it is possible that the Proposed Transaction may be approved by non-controlling shareholders representing as little as approximately 1.5% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.48% of the issued and outstanding JBS S.A. Common Shares held by JBS S.A.’s direct controlling shareholders as of March 15, 2024 amount to a majority of the JBS S.A. Common Shares outstanding).

Our direct controlling shareholders, who held 48.48% of the issued and outstanding JBS S.A. Common Shares as of March 15, 2024, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is first approved by a majority of the shares held by our non-controlling shareholders present at the JBS S.A. General Meeting and only if the votes of our direct controlling shareholders are necessary to approve the Merger of Shares (and ancillary matters) and the Cash Dividend, which as stated above must be approved by the majority of the total outstanding JBS S.A. Common Shares or the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting, as the case may be. Accordingly, if our non-controlling shareholders present at the JBS S.A. General Meeting do not approve the Delisting, our direct controlling shareholders will abstain from voting on the Merger of Shares (and ancillary matters) and the Cash Dividend.

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

Immediately following the completion of the Proposed Equity Transaction:

•        JBS S.A. will be an indirect wholly owned subsidiary of JBS N.V.

•        The business conducted by the JBS Group will be the same as prior to the Proposed Equity Transaction.

•        JBS S.A. Shareholders will become shareholders of JBS N.V. (in some cases, initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares).

•        The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and holders of JBS S.A. ADSs who surrender their JBS S.A. ADSs after the closing of the Merger of Shares and the Redemption (the “Closing Date”). On the Closing Date, our ultimate controlling shareholders will (indirectly, through LuxCo) hold an aggregate number of JBS N.V. Class B Common Shares and JBS N.V. Class A Common Shares that represents the same economic interest in JBS N.V. as they will have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of our ultimate controlling shareholders will increase from 48.48% to 84.85% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024).

•        Our ultimate controlling shareholders will continue to control the JBS Group’s business through their indirect ownership of JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares representing in the aggregate 84.85% of the voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 15, 2024), which will represent an increase in their aggregate voting power from the 48.48% voting power in JBS S.A. they held as of March 15, 2024. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below) and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.40% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders (as defined below) do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.26% and 90.42% of the aggregate voting power in JBS N.V.

For a period starting on the first trading day of the JBS N.V. Class A Common Shares on the NYSE and ending on December 31, 2026 (the “Class A Conversion Period”), each person entitled to one or more JBS N.V. BDRs at the opening of trading on the first trading day of the JBS N.V. BDRs on the B3 (the “Conversion Record Date”), who is entitled to such JBS N.V. BDRs in connection with the Proposed Equity Transaction, and each JBS S.A. ADS Holder who is entitled to receive the underlying JBS N.V. Class A Common Shares in connection with the Proposed Equity Transaction (each, an “Eligible Shareholder”), may request, after receiving the underlying JBS N.V. Class A Common Shares (having, if needed, first cancelled its relevant JBS N.V. BDRs), to convert all or a portion of such JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares at a ratio of one JBS N.V. Class B Common Share for each JBS N.V. Class A Common Share held. The maximum number of JBS N.V. Class A Common Shares which an Eligible Shareholder may request to convert into JBS N.V. Class B Common Shares equals, in the case of a former JBS S.A. Shareholder, the number of JBS N.V. BDRs to which such Eligible Shareholder is entitled at the opening of trading of the JBS N.V. BDRs on the B3 on the Conversion Record Date (not including any fractional JBS N.V. BDRs received as part of the Proposed Equity Transaction) and, in the case of a former JBS S.A. ADS Holder, the number of JBS N.V. Class A Common Shares that such Eligible Shareholder is entitled to receive from the JBS S.A. ADS Depositary Bank in connection with the Proposed Equity Transaction (the “Maximum Convertible Shares”). Except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below), the maximum number of JBS N.V. Class A Common Shares held by an Eligible Shareholder that may be converted into JBS N.V. Class B Common Shares will be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares (the “Maximum Conversion Rate”).

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

Before the JBS S.A. General Meeting is called:

•        The Equity Registration Statement filed with the SEC on Form F-4 shall have become effective prior to the date the JBS S.A. General Meeting is called, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

Before the completion of the Proposed Equity Transaction:

•        JBS N.V. Class A Common Shares shall be approved for listing on the NYSE.

•        JBS N.V. BDRs shall be approved by the CVM and for listing on B3.

None of these conditions may be waived. No assurances can be made that the conditions will be satisfied or that the Corporate Restructuring will be completed as outlined herein or at all. The Equity Registration Statement may be amended as necessary to reflect changes to the proposed structure of the Corporate Restructuring, including the Proposed Equity Transaction.

The Equity Registration Statement has been publicly filed with the Securities and Exchange Commission but has not yet become effective. No securities pursuant to the Equity Registration Statement may be sold and no offers to buy be accepted in connection with the Proposed Equity Transaction prior to the time the Equity Registration Statement becomes effective. In addition, the Equity Registration Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in connection with the Proposed Equity Transaction in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This annual report shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the Equity Registration Statement.

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

As a result of the dual-class share structure, our ultimate controlling shareholders are expected to have control or the ability to control significant corporate activities that require a resolution by shareholders at a general meeting of shareholders pursuant to Dutch law and/or JBS N.V.’s articles of association, including:

•        the election, suspension and removal of JBS N.V.’s board of directors;

•        merger, demerger or dissolution of JBS N.V.;

•        issuances of JBS N.V. Common Shares or designating the board of directors to issue shares for a specific period not exceeding five years, provided that the prior or simultaneous approval of the group of holders of JBS N.V. Class A Common Shares is required if such resolution to issue shares or designate the board of directors is detrimental to the rights of the holders of JBS N.V. Class A Common Shares;

•        limiting or excluding pre-emptive rights upon an issue of JBS N.V. Common Shares or designating the board of directors to limit or exclude pre-emptive rights for a specific period not exceeding five years;

•        reducing JBS N.V.’s issued capital by: (1) reducing the nominal value of shares by amending JBS N.V.’s articles of association; or (2) by cancelling shares which JBS N.V. holds in treasury, provided that the prior or simultaneous approval of a group of holders of a specific class of common shares is required if such resolution is detrimental to the rights of the holders of such class of common shares;

•        approving resolutions of JBS N.V.’s board of directors regarding (a) a significant change in the identity or nature of JBS N.V. or the enterprise, including: (1) the transfer of the enterprise or practically the entire enterprise to a third party; (2) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or a subsidiary with any other legal person or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (3) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V., by JBS N.V. or a subsidiary, (b) JBS N.V. entering into a contract, agreement or other instrument, which stipulates that a unilateral and unconditional termination of such contract, agreement or other instrument is subject to (1) a termination notice of at least ninety (90) days, and/or (2) the payment of a penalty, including, but not limited to, fines and take or pay arrangements, (c) JBS N.V. selling uncovered put options and/or call options (i.e. without JBS N.V. holding the asset(s) underlying the option), and (d) the board of directors exercising voting rights with respect to shares held by JBS N.V. in the capital of a subsidiary in respect of such subsidiary entering into a contract, agreement or other instrument, which stipulates that a unilateral and unconditional termination of such contract, agreement or other instrument is subject to (1) a termination notice of at least ninety (90) days, and/or (2) the payment of a penalty, including, but not limited to, fines and take or pay arrangements;

•        amending JBS N.V.’s articles of association;

•        distribution of profits which remain after reservation by the board of directors; and

•        authorizing the board of directors, on JBS N.V.’s behalf, to repurchase shares in the capital of JBS N.V. against consideration, for a specific period not exceeding 18 months.

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

Recent Developments

Filing of Debt Registration Statement

Holders of certain series of notes co-issued by JBS USA benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023 (the “Registration Rights Agreement”), pursuant to which JBS USA agreed to use commercially reasonable efforts to consummate an exchange offer (the “JBS USA Exchange Offer”) within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes.” An initial registration statement on Form F-4 relating to the JBS USA Exchange Offer (as amended, the “Debt Registration Statement”) was filed with the SEC on March 27, 2024, and amendments thereto was filed with the SEC on August 15, 2024 and October 2, 2024; however, the Debt Registration Statement has not yet become effective.

Because the JBS USA Exchange Offer was not completed by September 19, 2024 (365 days after the date that JBS USA entered into the Registration Rights Agreement) (a “registration default”), additional interest on the notes subject to the Registration Rights Agreement will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such registration default and shall increase to a maximum of 0.50% per annum thereafter while such registration default is continuing, until such registration default has been cured.

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

Issuance of Debentures and CRAs

In May 2024, JBS S.A. issued debentures underlying four series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio — CRAs) (“CRAs”) due 2029, 2034, 2039 and 2044, respectively, in the aggregate principal amount of R$1,875 million (equivalent to approximately US$387.3 million, converted at the foreign exchange rate as of December 31, 2023). These debentures are denominated in Brazilian reais and accrue interest at rates between 6.0% and 6.9947% per annum.

Repayment of Debentures and CRAs

In May 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2028, 2031 and 2036, respectively (including both outstanding series of sustainability-linked CRAs) and the extraordinary amortization provisions of the debentures underlying one series of outstanding CRAs due 2027, which resulted in the total or partial repayment of the related CRAs, as the case may be, in the aggregate amount of US$366.6 million. For more information about the outstanding CRAs, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio).”

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

Sale of Shares by J&F

In July 2024, J&F sold 3,266,500 JBS S.A. common shares, representing 0.15% of our total capital stock, to third parties in the market at prevailing market prices.

Approval of Interim Dividends

On August 13, 2024, JBS S.A. approved the distribution of interim dividends from profit reserves in the amount of R$4.44 billion (equivalent to US$808.4 considering the exchange rate on August 13, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per common share on June 30, 2024, to be paid on October 7, 2024 to shareholders of record on August 19, 2024.

Offering of CRAs

On August 28, 2024, an offering of three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio — CRAs) (“CRAs”) due 2029, 2034 and 2044, respectively, in the aggregate principal amount of up to R$1,502.6 million (equivalent to US$276.1 million, considering the exchange rate on September 27, 2024), representing rural financial product notes (Cédulas de Produto Rural Financeiras — CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. was launched in Brazil. The offering is expected to close on October 3, 2024. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs will contain customary covenants and events of default; however, they will not include any financial covenants. This annual report is neither an offer to purchase nor a solicitation of an offer to sell or buy the CRAs. Any offer to purchase CRAs will be made solely on the terms and subject to the conditions set forth in the Portuguese-language prospectus that was distributed in Brazil.

Repayment of Debentures and CRAs

In September 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of R$3,930.0 million (equivalent to US$722.3 million, considering the exchange rate as of September 27, 2024). For more information about the outstanding CRAs, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio).”

Approval of Share Buyback Program

On September 23, 2024, JBS S.A.’s board of directors approved a new share buyback program (the “Share Buyback Program”), pursuant to which JBS S.A. may acquire up to 113,396,357 of its outstanding common shares, representing up to approximately 5% of JBS S.A. total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 18 months from September 23, 2024. The Share Buyback Program will not affect the number of shares owned by our ultimate controlling shareholders.

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

For more information about our capital expenditures for the years ended December 31, 2023, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information — H. Documents on Display.”

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

As of December 31, 2023, we were:

•        the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

•        the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

•        the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 142,200 hogs according to WATT Poultry;

•        a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

•        a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

•        a significant global producer of value-added and branded meat products.

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

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$, except percentages)
Net revenue	72,918.1	72,613.9	65,042.7
Net income (loss)	(131.7)	3,143.5	3,818.6
Net margin(1)	(0.2)%	4.3%	5.9%
Adjusted EBITDA(2)	3,457.9	6,722.0	8,486.4
Adjusted EBITDA margin(3)	4.7%	9.3%	13.0%

____________

(1)      Net margin is calculated by dividing net income (loss) by net revenue.

(2)      Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS or as measures of operating cash flows or liquidity. You should rely primarily on our IFRS financial information and use of Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information — Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of Adjusted EBITDA.”

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

Description of Business Segments

In order to efficiently manage our global operations, we are organized according to the following seven business segments:

•        Brazil.    Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. In 2023, our Brazil segment had net revenue of US$11.1 billion and Adjusted EBITDA of US$469.3 million.

•        Seara.    Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. In 2023, our Seara segment had net revenue of US$8.3 billion and Adjusted EBITDA of US$364.5 million.

•        Beef North America.    Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe. In 2023, our Beef North America segment had net revenue of US$23.3 billion and Adjusted EBITDA of US$114.2 million.

•        Pork USA.    Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations. In 2023, our Pork USA segment had net revenue of US$7.7 billion and Adjusted EBITDA of US$526.9 million.

•        Pilgrim’s Pride.    Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim’s Consumer Foods, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, the United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. In 2023, our Pilgrim’s Pride segment had net revenue of US$17.3 billion and Adjusted EBITDA of US$1.5 billion.

•        Australia.    Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. In 2023, our Australia segment had net revenue of US$6.2 billion and Adjusted EBITDA of US$454.7 million.

•        Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe. In 2023, our Others segment had net revenue of US$893.5 million and Adjusted EBITDA of US$(5.2) million.

For additional information about our reportable segments, see note 25 to JBS S.A.’s audited financial statements and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Reportable Segments” and “— Description of Main Consolidated Statement of Income Line Items — Net Revenue.” Each segment’s operating profit or loss is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information — Non-GAAP Financial Measures — Adjusted EBITDA and Adjusted EBITDA Margin.”

The following charts set forth the proportion our total net revenue and Adjusted EBITDA by segment for the year ended December 31, 2023.

____________

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

Our customers include:

•        national and regional retailers (including grocery store chains and independent grocers), wholesale distributors and food processors;

•        international retailers and wholesale distributors (including in China, Hong Kong, the United States, the Middle East, Europe and emerging markets); and

•        the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

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

We enter into livestock purchase agreements with our cattle suppliers, including our affiliates J&F Floresta Agropecuária and JBJ Agropecuária. For more information about our agreement with JBJ Agropecuária, see “Item 7. Major Shareholder and Related Party Transactions — B. Related Party Transactions.” We employ experienced cattle buyers who purchase cattle in the principal cattle raising areas in Brazil. Our buyers are trained to select high quality, disease-free animals, and we constantly monitor their performance. We purchase cattle only from select registered producers, based on rigorous animal selection guidelines. Our cattle suppliers are required to document the quality of their operations and verify that their use of antibiotics and agricultural chemicals complies with industry standards. All cattle that we purchase in Brazil are inspected by officials from the SIF.

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

For more information about our Brazil segment processing facilities and processing capacities, see “— D. Property, Plant and Equipment — Operating Facilities — Brazil Segment.”

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

Our customers include:

•        national and regional retailers (including grocery store chains, independent grocers and our own retail stores), wholesale distributors and food processors;

•        international retailers and wholesale distributors (including in the Middle East, Europe, Africa, Asia and Latin America); and

•        the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

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

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Business and Industries — Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.” We seek to manage certain of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices.

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

Facilities

We operate 30 fresh chicken processing and 25 value-added, branded and prepared foods facilities in Brazil. For more information about our Seara segment chicken processing facilities and processing capacities, see “— D. Property, Plant and Equipment — Operating Facilities — Seara Segment.”

We own and operate eight fresh pork processing facilities in Brazil, located in the States of Mato Grosso do Sul, Rio Grande do Sul, Paraná and Santa Catarina. For more information about our Seara segment pork processing facilities and processing capacities, see “— D. Property, Plant and Equipment — Operating Facilities — Seara Segment.”

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

We market our products through several channels including:

•        national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•        prepared food companies who use our beef products as a food ingredient for prepared meals, raw materials for hamburger and by-products for pharmaceutical and leather production;

•        the foodservice industry, including foodservice distributors, restaurant and hotel chains and other institutional customers; and

•        international retailers and wholesale distributors (including Japan, Mexico, South Korea and Hong Kong).

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

Processing Facilities

We own and operate nine beef processing facilities in the United States and one beef processing facility in Canada. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also own and operate seven value-added and branded facilities in the United States and one in Canada, that are reported in our Beef North America segment and produce consumer-ready beef and pork products for certain customers. We also operate one hide tannery facility in the United States. We also own and operate three plant-based protein processing facilities in the Netherlands that are included in our Beef North America segment. For more information about our beef processing facilities and processing capacities in the United States and Canada, see “— D. Property, Plant and Equipment — Operating Facilities — Beef North America Segment.”

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

We market our pork products through several channels, including:

•        national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•        prepared food companies who use our pork products as a food ingredient for prepared meals, raw materials for sausage manufacturing and by-products for pharmaceutical and leather production;

•        the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers; and

•        international retailers and wholesale distributors (including in Japan, Mexico, South Korea and China).

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

Processing Facilities

We own and operate five fresh pork processing facilities in the United States, located in close proximity to major hog growing regions. We also own and operate nine pork only value-added and branded facilities in addition to the seven shared beef and pork value-added and branded facilities described above under “— Beef North America Segment — Processing Facilities — United States and Canada.” For more information about our pork operating facilities in the United States, see “— D. Property, Plant and Equipment — Operating Facilities — Pork USA Segment.”

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

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

•        national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•        international retailers and wholesale distributors in approximately 120 countries on five continents; and

•        the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

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

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

•        national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•        international retailers and wholesale distributors; and

•        the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

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

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Business and Industries — Our results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients.” We try to manage some of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices. Furthermore, in 2012 we began migrating a majority of our North American finished goods sales contracts to cost-plus contracts with certain of our customers and market-based contracts for most of our customers, thereby mitigating our exposure to grain price fluctuations.

Processing Facilities

North America

We own and operate 25 chicken processing facilities in the United States, six chicken processing facilities in Mexico and one chicken processing facility in Puerto Rico. For more information about our chicken processing facilities and processing capacities in the United States, Mexico and Puerto Rico, see “— D. Property, Plant and Equipment — Operating Facilities — Pilgrim’s Pride Segment.”

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

For more information about our chicken, value-added, branded and prepared food processing facilities and processing capacities in the United Kingdom and Europe, see “— D. Property, Plant and Equipment — Operating Facilities — Pilgrim’s Pride Segment.”

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

Processing Facilities

In Australia, we own and operate seven standalone beef processing plants, including the largest and what we believe to be the most technologically advanced facility in that country, one combined beef and lamb processing plant, two standalone lamb processing plants and one other combined beef and lamb processing plant, three pork processing plants and two fish processing plants. We also operate seven value-added facilities and eight retail locations and 35 hog farms in Australia and one value-add facility in New Zealand. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also operate one hide processing facility in Australia. For more information about our beef, lamb and pork operating facilities in Australia and New Zealand, see “— D. Property, Plant and Equipment — Operating Facilities — Australia Segment.”

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

Competition

Beef and Pork Industries

The beef and pork sectors are highly competitive in the markets in which we operate. We believe that the main competitive factors in the beef and pork industries are operational efficiency, product availability, quality and cost of raw materials, manpower, price, quality, food safety, product distribution, technological innovation and brand loyalty. Our ability to compete effectively depends on our capacity to compete in these areas. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We face competition in our business, which may adversely affect our market share and profitability.”

In the beef sector, our primary competitors are international beef producers, such as Marfrig and Minerva in Brazil, Tyson Foods, Inc., National Beef Packing Company, LLC and Cargill Inc. in the United States and Teys Bros Pty Ltd. and Nippon Meat Packers Ltd. in Australia. In the pork sector, our primary competitors are Smithfield Foods, Inc., Tyson Foods, Inc., Seaboard Foods and Hormel Foods Corporation in the United States and Cooperativa Aurora — Cooperativa Central Oeste Catarinense Ltda. in Brazil.

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

Poultry Industry

The poultry sector is highly competitive in the markets in which we operate. We believe that the main competitive factors in the poultry industry vary in accordance with the market. In the retail market, we believe that competition is primarily based on product quality, brand awareness, client service and price. In the food services market, we believe that competition is primarily based on consistent quality, product development, customer service and price. Our ability to compete effectively depends on our capacity to compete in these areas. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We face competition in our business, which may adversely affect our market share and profitability.”

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

Compliance Program

Since the execution of the Brazilian Collaboration Agreements and Leniency Agreement in 2017 (see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), JBS S.A. and its subsidiaries have made substantial investments in the improvement of their anti-bribery and anti-corruption compliance program (the “ABAC Program”). In particular, the ABAC Program has been structured around the key pillars described below:

•        Leadership and tone at the top.    The ABAC Program is overseen by JBS S.A.’s board of directors through reporting from compliance department leadership. Senior professionals with significant legal and compliance experience in government and private practice have been hired to oversee the day-to-day operation of each company’s compliance department. These professionals include a Global Chief Ethics and Compliance Officer and heads of compliance in the United States, Brazil, Australia and the United Kingdom. The leadership teams are supported by dedicated compliance professionals who manage the compliance function. The ABAC Program also is supported by ethics and compliance committees, which have been implemented at JBS S.A., JBS USA and PPC. The committees meet at least quarterly and include senior business leaders or other business unit leaders. The committees address a variety of compliance matters, including assisting with improvements to the ABAC Program, reviewing ethics cases and providing guidance to the compliance departments.

In June 2022, as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S.A. formed the Global Compliance Committee, which is an executive committee comprised of the JBS Chief Ethics and Compliance Officer, JBS S.A. Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Investimentos SA Global Compliance Officer and the Chairman of the JBS S.A. board of directors. The goal of the Global Compliance Committee is to harmonize key compliance-related policy areas in the company’s worldwide business. Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with:

•        advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy;

•        recommending the implementation of policies to be applied globally by all of our companies;

•        helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct, policies and internal controls practices; and

•        preventing, detecting and correcting any ethical, behavioral, and/or any compliance-related deviation.

•        Risk assessment.    JBS S.A. has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities. The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls.

•        Policies and procedures.    We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk-based policies applicable to our business and the risks that we face. Our policies address the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third parties. Under the guidance of the Global Compliance Committee, we recently adopted a Global Anti-Bribery Anti-Corruption Policy that applies to all of our businesses.

•        Training.    Our employees receive training on our Code of Conduct and our policies, including our Global Anti-Bribery and Anti-Corruption Policy. Training is provided at onboarding and periodically thereafter.

•        Ethics line and investigations.    We have implemented a global ethics reporting line that is hosted by an independent third party, which allows any interested party to report potential or suspected violations of our code, policies or applicable law on an anonymous basis. We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures. Our Code and policies prohibit retaliation against anyone making a good faith report of a violation of the law or our Code and policies.

•        Third parties.    We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk-based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code, third party training and other risk mitigating measures.

•        Communications.    We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face. We also periodically host compliance events or participate in company events to promote ethics and compliance priorities.

•        Controls.    The ABAC Program includes risk-based controls that have been implemented to mitigate material compliance risks. The controls include KPIs that allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program. Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties.

•        Monitoring.    We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities. We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk.

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

Our operations in Brazil are subject to extensive regulation and oversight by the Brazilian Ministry of Agriculture and Livestock (Ministério da Agricultura, Pecuária e Abastecimento), the Brazilian National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária) (“ANVISA”), and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Recently, the food safety practices and procedures of the meat processing industry have been subject to increased scrutiny and oversight by the Brazilian Ministry of Agriculture and Livestock and ANVISA. Each facility in which we operate is subject to prior licensing by state authorities and must provide veterinarian oversight of a veterinarian duly enrolled before the Veterinary Medical Regional Council — CRMV. If we fail to comply with any health laws, to renew licenses or to otherwise comply with any laws regulating our industries, we may be subject to legal and civil liability, including warnings, fines, interdiction, and suspension of permits or licenses, as well as penalties under Law No. 6,437 of August 20, 1977, Decree No. 9,013, of March 29, 2017, and others.

All of our meat processing plants in Brazil are approved by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal — SIF), which regulates the export of animal products and certifies our production facilities. Our animal product exports receive an international health certificate and our transfers in Brazil receive an uncertified transfer form. U.S. and European markets are regulated by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal — SIF), whose controls are stricter. Our quality control measures include the use of on-site laboratories and expert technicians. To meet international health standards, our products are handled in climate-controlled rooms and our freezing and refrigeration chambers are equipped with computerized temperature-control systems. Noncompliance with these health standards may result in the revocation of our licenses or permits or suspension of our operations in addition to any financial liability or reputational damage.

Brazilian Forest Code

Brazil originally enacted a native vegetation protection law in 1965. In 2012, Brazil enacted an updated version of the law, through Federal Law No. 12.651 (Código Florestal) (the “Forest Code”), setting forth the rules for the protection of native vegetation in Brazil that are currently in force. The Forest Code organizes the application of its regulations through the establishment of permanent preservation areas, legal reserves, restricted use areas and permitted forest exploitation areas, each subject to different levels of regulation, as further explained below:

•        Permanent preservation areas.    Under the Forest Code, a permanent preservation area is a designated area that is protected in order to preserve water courses and other bodies of water, as well as geological stability and biodiversity, to protect flora and fauna and assure well-being of human populations.

•        Legal reserve areas.    Under the Forest Code, rural land is required to maintain a certain percentage of its area with native vegetation coverage, in order to assure sustainable economic use of natural resources, to facilitate conservation, rehabilitate the land, and promote conservation and biodiversity by providing space for flora and fauna, with the required percentage depending on where the property is located. For example, in the Amazon rainforest region, rural lands are required to maintain an 80% legal reserve, while other regions are required to maintain lower reserve percentages.

•        Restricted use areas.    The Forest Code also establishes restricted use areas (such as wetlands and hillsides) where activities are required to follow good forestry and agricultural practices.

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

We have, from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We are subject to various risks relating to worker safety.”

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

Europe and United Kingdom

Our operations in Europe and the United Kingdom are subject to a number of local, national and regional laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of activities, including:

•        the discharge of pollutants into the air and water;

•        the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling, reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations;

•        noise emissions from our facilities; and

•        safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to:

•        construct or acquire new equipment;

•        acquire or amend permits to authorize facility operations;

•        modify, upgrade or replace existing and proposed equipment; and

•        clean up or decommission waste management facilities.

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

In addition, the European Commission adopted its proposal for the Corporate Sustainability Due Diligence Directive (“CSDDD”) in February 2022. On May 24, 2024, the CSDDD was adopted by the Council of the European Union. It is expected that this directive will CSDDD start to apply from 2027 for the largest companies and 2029 for other in-scope companies. The CSDDD is expected to require companies such as ours to identify and, where necessary, prevent, end, or mitigate actual or potential adverse human rights and environmental impacts, such as child labor, exploitation of workers, pollution, and biodiversity loss. More specifically, we would be required to:

•        integrate human rights and environmental due diligence into our policies and risk management systems to the extent not already integrated;

•        identify and assess actual and potential adverse human rights and environmental impacts in our own operations and those of our subsidiaries and upstream and downstream business partners;

•        take appropriate measures to prevent or mitigate potential adverse impacts on human rights or the environment;

•        bring to an end or minimize any actual adverse impacts on human rights or the environment that materialize and remedy these going forward;

•        establish and maintain a notification mechanism and complaints procedure;

•        monitor the effectiveness of our due diligence policy and measures; and

•        publicly communicate our due diligence procedures, to the extent not already covered in our CSRD reporting.

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

The European Union Deforestation Regulation (the “EUDR”), which entered into force on June 29, 2023, with its main obligations expected to become applicable in December 2024, mandates extensive due diligence on the value chain for all operators and traders dealing in seven covered commodities:

•        Cattle;

•        Cocoa;

•        Coffee;

•        Palm oil;

•        Rubber;

•        Soy; and

•        Wood.

Businesses will be allowed a transition period after the regulations become applicable. While the specific implementing timelines have not yet been established, larger companies will potentially have a 12-month grace period from the date of the regulation’s applicability to come into compliance, depending on the specifics of EU member states’ individual enforcement schemes. During such grace period, companies are expected to implement due diligence systems and adapt their supply chains in preparation for the new rules.

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

To ensure that items entering the European Union market are not from land that has been deforested or subject to “forest degradation” since December 31, 2020, operators and non-SME traders will need to:

•        Collect detailed information that demonstrates the products comply with the EUDR;

•        Carry out a risk assessment in relation to each product to ascertain the risk of non-compliance with the EUDR; and

•        Mitigate risks by carrying out independent surveys/audits, gathering additional documentation, or working with suppliers (particularly SMEs) through capacity building and investments.

The EUDR also requires operators to establish and maintain a “due diligence system” of procedures and measures to ensure relevant products comply with the EUDR’s requirements. If not compliant, the competent authority will require the operator/trader to take corrective action within a specified and reasonable period of time. The competent authorities will have the powers to order:

•        Correction of any formal non-compliance (for example, failure to maintain due diligence statements);

•        A ban on the item being sold in the European Union or exported;

•        Immediate withdrawal or recall of the item; or

•        Donation to charity or public interest purposes or disposal of the products if that is not possible.

Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include:

•        Fines proportionate to the environmental damage and value of the items and will gradually increase with repeated infringements. The maximum fine will be at least 4% of European Union turnover in the preceding year and may be increased to exceed the potential economic benefit;

•        Confiscation of the products or confiscation of the revenues gained from the items;

•        Temporary exclusion from public procurement processes and public funding; and

•        For serious or repeated infringements:

•        temporary prohibition from dealing in the European Union in those items; or

•        a prohibition from using the simplified due diligence process.

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

United Kingdom Deforestation Regulation

The U.K. Environment Act 2021 sets out provisions to tackle deforestation by controls on the U.K.’s international supply chain for certain agricultural commodities (other than timber and timber products) known as forest risk commodities (the “Forest Risk Commodities Scheme”). In December 2023, the U.K. government indicated that it would introduce legislation to create regulations that implement the Forest Risk Commodities Scheme in due course. The commodities identified as subject to the legislation are:

•        Cattle products (excluding dairy);

•        Cocoa;

•        Palm oil; and

•        Soy.

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

As described below under “— Cattle and Grain Supply Chains and Deforestation — Brazilian Cattle Supply Chain,” we already perform extensive monitoring of our direct suppliers using recognized CAR and PRODES instruments for geolocation and illegal deforestation detection and, through the Platform, we are in the process of extending this due diligence to our indirect suppliers. With regard to the more extensive EUDR, we have been closely monitoring the developments surrounding this legislation’s implementation and are supportive of a standardized due diligence procedure.

At the Brazilian industry level, we have been advised that the Brazilian Association of Meat Exporting Industries (Associação Brasileira das Indústrias Exportadoras de Carnes — ABIEC), is in dialogue with the relevant EU authorities to discuss mutual recognition of due diligence documentation and evidence. Notwithstanding our development of the Transparent Livestock Platform (as further described below under “— Monitoring Compliance”), we are also engaged in ongoing development of new tools to provide increased indirect supply chain information through national traceability protocols. In addition, in March 2024, the Brazilian Roundtable on Sustainable Livestock (Mesa Brasileira da Pecuária Sustentável), a non-profit organization with over 60 member organizations representing different parts of the livestock supply chain, and the Brazilian Coalition on Climate, Forests and Agriculture, which advocates climate change mitigation and the restoration of biodiverse ecosystems, officially delivered a proposal for a national and individual public policy for cattle traceability to the Brazilian Ministry of Agriculture and Livestock. We are monitoring the outcome of these and other discussions so that we may tailor our compliance strategy accordingly. In the meantime, we are involved in individual traceability pilots at the Brazilian state level aimed primarily at improving traceability and monitoring in the indirect supply chain. For example, we have initiated a pilot program with the Brazilian State of Pará on animal traceability focused on testing different technologies for individual identification systems. This project, which was tested on a beef processing facility in Marabá, Pará, Brazil, started in November 2023 and has resulted in an instance of 100% animal traceability on a testing day.

Notwithstanding the efforts described above, and the fact that the final specifics of implementation to be required by relevant authorities are still pending definition, there can be no assurance that we will be able to comply with the EUDR and with the U.K.’s Forest Risk Commodities Scheme in full and, in such a case, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.”

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

Brazil

Our operations in Brazil are governed, among other rules, by Order No. 365 issued in July 2021 by the Brazilian Ministry of Agriculture and Livestock (Ministério da Agricultura, Pecuária e Abastecimento). This regulation:

•        sets forth methods to stun animals to help ensure they do not suffer unnecessarily during slaughter;

•        provides guidelines for pre-slaughter handling of animals (including cattle, pigs, and poultry), including length of fasting, transport conditions and other stress and comfort-related items; and

•        establishes penalties for non-compliance (including potential suspension of operations) and mandates inspections.

We are also subject to other the Brazilian Ministry of Agriculture and Livestock rules that:

•        provide for the welfare of animals during transport, focusing on minimizing stress and injury, and covers conditions for transport vehicles, loading and unloading procedures and rest periods (Normative Instruction No. 56 (2008));

•        emphasize phytosanitary requirements as an element of animal welfare standards (Order No. 195 (2024));

•        regulate the use of animals in research and experimentation, requiring that ethical standards are maintained (Normative Instruction No. 30 (2021)); and

•        require safety and welfare standards to be met in connection with the inspection and handling of animal products, including enhanced inspection and enforcement procedures in all phases of animal processing (Order No. 113 (2024)).

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

Industry Standards and Certifications

In addition to the legislation referred to above, we also seek to align our practices with certain industry standards and certifications, including:

•        North American Meat Institute (NAMI) Protocols:    Developed with experts like Dr. Temple Grandin, these protocols include the “Meat Institute Animal Handling Guidelines & Audit Program” and other best practice manuals that cover animal handling, stunning and slaughter, facility design, employee training and auditing and compliance;

•        Certified Humane:    The “Certified Humane” label is a standard set forth by the Humane Farm Animal Care (HFAC) program, which sets specific standards to cover animal welfare from birth through slaughter, and include standards for prompt veterinary care and access to nutritious food and clean water. Certain of our products, including those marked under the Seara DaGranja and Frango Orgânico marketing names, are certified annually under this program; and

•        PAACO:    We undergo regular audits in our business units conducted by the Professional Animal Auditor Certification Organization (PAACO), an independent third party organization established in 2004 by a coalition of professional organizations focused on veterinary medicine and animal science. These audits cover all aspects of animal handling from farm to slaughter.

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

Mr. Weller also summarized for the Committee our own efforts to combat deforestation in our supply chain, including:

•        a zero-tolerance deforestation sourcing policy, targeting the company’s direct and indirect suppliers;

•        supply chain monitoring and enforcement that includes leveraging public databases, satellite imagery, geo-referenced data, and government data to verify compliance with socio-environmental standards;

•        technical assistance and extension services for producers, including provision of free technical support to farmers who want to improve environmental performance, productivity and sustainable practices; and

•        multi-stakeholder engagement and collaboration to accelerate sectoral change, including participation in multiple global forums like the United Nations Climate Change Conference of the Parties (COP), the World Economic Forum and the Tropical Forest Alliance-supported Agriculture Sector Roadmap to 1.5°C.

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

Brazilian Cattle Supply Chain

Our Commitments

Our Responsible Procurement Policy (RPP)

In 2010, JBS S.A. implemented its Responsible Procurement Policy (“RPP”). The key components of our RPP include, in respect of our direct cattle suppliers:

•        not acquiring livestock from lands where illegal deforestation is present;

•        not acquiring livestock from lands where illegal invasion of indigenous lands is present;

•        not acquiring livestock from areas that have been embargoed for non-compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation; and

•        not acquiring livestock from producers that have been placed on the Brazilian government’s blacklist forced labor and/or slave-like conditions.

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

The principal obligations under the TAC include not acquiring livestock from:

•        lands where illegal deforestation was present after July 2008;

•        lands where illegal invasion of indigenous lands is present;

•        areas that have been embargoes for non-compliance with applicable environmental zoning regulations aimed at reducing or reversing deforestation; and

•        producers that have been placed on the Brazilian government’s blacklist for forced labor and/or slave-like conditions for workers.

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

The principal components of our compliance monitoring efforts include:

•        the Protocol for Monitoring Amazon Region Beef Suppliers (Protocolo de Monitoramento de Fornecedores de Gado da Amazônia) (the “Protocol”), through which we have access to relevant information about our direct suppliers in terms of their compliance with applicable environmental regulations;

•        the analysis of supplier documentation produced pursuant to Brazilian regulations relating to the sanitary production of beef, and related environmental cross-checking;

•        regular consultation of the Brazilian government’s list of embargoed properties;

•        regular consultation of the Brazilian government’s forced labor blacklist; and

•        our Transparent Livestock Platform, which is a tool we have created to help us monitor compliance by our indirect suppliers.

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

The Protocol’s principal focus is to monitor compliance with requirements relating to:

•        illegal deforestation of land;

•        illegal invasion of indigenous land;

•        preservation of protected areas under the Forest Code;

•        respecting embargoes applied to certain lands by IBAMA and relevant state environmental departments;

•        analyzing data provided through the CAR and GTA documentation systems (each as defined below); and

•        preventing purchases suppliers found to have engaged in illegal labor practices relating to forced labor and slave-like conditions.

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

The Protocol aims to ensure compliance with laws relating to deforestation through a combination of:

•        geospatial monitoring, utilizing a geomonitoring system that includes updated georeferenced maps of supplier farms of at least 6.25 hectares, based on the CAR and PRODES databases;

•        deforestation verification, with companies required to confirm the existence of false-positive deforestation through geospatial multitemporal analysis, which involves comparing satellite images over different time periods to detect actual deforestation events, with properties proven to have been deforested excluded from the supply list until environmental damage is remedied;

•        transparency and reporting, through which Protocol companies must provide a public list of suppliers for auditing purposes, as well as detailed records and technical reports that demonstrate compliance and reparation efforts, and an annual technical monitoring report must be submitted, documenting the implementation of environmental regularization projects and the annual recovery of forest areas; and

•        ongoing monitoring of databases, with updates of the latest georeferenced maps of supplier farms annually, in accordance with the CAR base and PRODES (as defined herein) data.

The Protocol also seeks to monitor compliance with the requirement that cattle not be sourced from farms that overlap with indigenous lands and geomonitoring is used in this case as well, incorporating maps from the CAR and from the Brazilian National Indigenous Peoples Foundation (Fundação Nacional dos Povos Indígenas — FUNAI).

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

In addition, we and other stakeholders in government, civil society, cattle industry, and meat packing industry have recently adopted a comparable protocol for the Brazilian cerrado region — a vast tropical savanna ecoregion in eastern Brazil — known as the Voluntary Monitoring Protocol for Cattle Suppliers in the Cerrado. This is an important development and material to our efforts to reduce risks of illegal deforestation in our cattle supply chain.

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

Another key tool in our monitoring program is a document knows as Animal Transit Guide (Guia de Trânsito Animal) (“GTA”). The GTA originated prior to the TAC as part of the Brazilian System of Inspection for Animal Products (Sistema Brasileiro de Inspeção de Produtos de Origem Animal). Originally instituted as a document used for sanitary control and verification purposes (i.e., verification of origin, destination, final use, species, vaccination status, etc.), the GTA subsequently took on an additional function as the principal document for purposes of verifying environmental compliance. When the information relating to the cattle from the GTA is cross-verified with data provided to the CAR described under “— Regulation — Brazil — Brazilian Forest Code” above, as well as with satellite imagery provided by a Brazilian government program that undertakes satellite surveillance of clear cutting in the Amazon region. This satellite surveillance program is known as the Program for Satellite Monitoring of Deforestation (Programa de Monitoramento do Desmatamento por Satélite) (“PRODES”). Together with the CAR data, the PRODES database can be consulted to determine whether a given animal originated in land that has been illegally deforested. JBS performs this analysis on every head of cattle that it acquires.

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

While we have tools at our disposal to perform monitoring of the commitments we have made regarding our cattle supply chain in Brazil and to which we are subject by Brazilian law, no assurance can be given that our monitoring efforts will be effective in every instance. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation.” As evidenced by our efforts to develop and invest in the Transparent Livestock Platform, we are continually seeking to expand our ability to access information that would permit us to achieve more complete monitoring of our indirect supply chain.

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

For the Amazon biome, Seara sources soy and its derivatives only from signatories of Brazil’s Amazon Soy Moratorium, which requires it to only purchase from suppliers that have records of zero deforestation in the biome. Additionally, we have a georeferencing monitoring system that analyzes Seara’s socio-environmental grain protocol to block non-compliant direct suppliers. We currently have 1,955 territories mapped in our system. In order not to be blocked as a supplier to Seara, suppliers must:

•        Respect our commitments regarding deforestation and the business partner code of conduct;

•        Comply with applicable Brazilian environmental legislation;

•        Not be included in the Official Dirty List of Slave Labor, respecting human rights and paying attention to local and traditional communities;

•        Comply with legal obligations, especially regarding child labor, contributing to its eradication;

•        With respect to the Amazon biome, not source or sell soybean in areas with native vegetation suppression and conversion into productive areas;

•        With respect to other biomes, not trade with areas that have illegal deforestation and conversion into agricultural production areas;

•        Not source and trade grains and oils from producers and areas that are embargoed according to IBAMA’s list as well as lists published by the Chico Mendes Institute for Biodiversity Conservation (ICMBio), and the relevant State Environmental Secretariats, when available; and

•        Not source and trade grains and oils from producers that overlap with conservation units, indigenous lands, and quilombola territories or fail to comply with current environmental legislation.

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

While we are dedicated to working towards these climate reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals may subject JBS S.A. and its affiliates and, in some instances already have subjected JBS USA, to criticism, investigations, regulatory enforcement, litigation, or other risk. In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

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

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes — Sustainability-Linked Bonds — JBS USA’s 3.625% Sustainability-Linked Notes due January 2032.”

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

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes — Sustainability-Linked Bonds — JBS USA’s 3.000% Sustainability-Linked Notes due May 2032.”

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

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about PPC’s 4.250% Sustainability-Linked Notes due April 2031, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness — Fixed-Rate Notes — Sustainability-Linked Bonds — PPC’s 4.250% Sustainability-Linked Notes due April 2031.”

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

Brazil offers a number of competitive advantages in the production of beef, the most important of which include:

•        low production costs. According to the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) at the Luiz de Queiroz College of Agriculture at the University of São Paulo, Brazil has one of the lowest production costs for beef among the world’s leading producers;

•        high potential for production growth. Brazil currently has the largest commercial beef cattle herd in the world and still has large tracts of land available in rural areas, which also makes it possible to substantially increase the farming and production of Brazilian beef;

•        grazing method of cattle farming and other advantages. Cattle farming in Brazil is predominantly grazing. Unlike most of the world’s top beef producers (including the United States and the countries of the European Union), Brazilian cattle graze and/or are fed on vegetable-based feed, which is seen as a factor that eliminates the risk of an outbreak of BSE among Brazilian cattle. In addition, the beef produced in Brazil has a low fat content and generally does not contain growth hormones used in cattle farming in other countries. Such factors are important to the marketing position for Brazilian beef, especially for a number of developed countries; and

•        strong demand from the domestic market. Brazil has a large domestic market for beef that consumed around 73.1% of its production in 2023. This strong demand from the domestic market makes it possible to optimize the utilization and processing of each carcass, which is believed to represent a competitive advantage in relation to other beef producers around the world.

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

C. Organizational Structure

The following diagram sets forth JBS S.A.’s simplified corporate structure as of the date of this annual report. For information about the principal shareholders of JBS S.A., see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

____________

(1)      Includes approximately 83% of the outstanding common stock of PPC.

D. Property, Plant and Equipment

Operating Facilities

The following tables set forth the number and aggregate capacities of our processing facilities by business segment and location as of December 31, 2023:

Brazil Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity(1)
Fresh Beef Processing Plants
Brazil	33	33,545
Total	33	33,545

Hide Processing Plants
Brazil	15	44,508
Total	15	44,508

____________

(1)      Capacity measured in head of cattle (beef processing plants) or hides (hide processing plants).

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed and Prepared Foods Plants(1)
Brazil	8	22,000
Total	8	22,000

____________

(1)      Prepared food products plants process fresh and frozen beef and other raw materials into ready-to-eat meals.

Seara Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity(1)
Fresh Chicken Processing Plants
Brazil	30	5,433.000
Total	30	5,433,000

Fresh Pork Processing Plants
Brazil	8	30,390
Total	8	30,390

____________

(1)      Capacity measured in broilers (fresh chicken processing plants) or hogs (fresh pork processing plants).

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants(1)
Brazil	25	125,998
Total	25	125,998

____________

(1)      Prepared food products plants process fresh and frozen chicken, pork, beef, margarine and other raw materials into ready-to-eat meals.

Beef North America Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
United States	9	28,198
Canada	1	4,400
Total	10	32,598

Hide Processing Plants
United States	1	5,000
Total	1	5,000
	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
United States(1)	7	23,198
Canada	1	1,140
Total	8	24,338

____________

(1)      The value-added facilities in the Beef North America segment also process pork products.

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Plant-Based Protein Processing Plants
Europe	3	1,977
Total	3	1,977

The operations from the Vivera Business Acquisition are included in our Beef North America segment and include three production facilities and a research and development center located in the Netherlands.

Pork USA Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United States	5	92,600
Total	5	92,600

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Pork Processing Plants
United States	9	19,329
Total	9	19,329

Pilgrim’s Pride Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(broilers)
Fresh Chicken Processing Plants
United States	25	6,354,484
Mexico	6	1,071,782
United Kingdom and Europe	4	887,142
Puerto Rico	1	65,576
Total	36	8,378,984
	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United Kingdom and Europe	2	8,550
Total	2	8,550
	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb Processing Plant
Europe	1	3,333
Total	1	3,333
	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants(1)
United Kingdom(2)	18	51,456
United States	4	22,232
France	3	10,105
Mexico	2	3,354
The Netherlands	1	683
Total	28	87,830

____________

(1)      Prepared food products plants process fresh and frozen chicken and pork and other raw materials into ready-to-eat meals.

(2)      Five of the United Kingdom facilities prepare meal kits with a capacity of approximately 4,200 meals per week.

Australia Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
Australia(1)	8	9,598
Total	8	9,598

____________

(1)      Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb and Sheep Processing Plants
Australia(1)	3	20,190
Total	3	20,190

____________

(1)      Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
Australia	3	10,660
Total	3	10,660
	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(tons)
Fresh Fish Processing Plants
Australia	2	217
Total	2	217
	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Australia	1	7,900
Total	1	7,900

	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
Australia	7	18,392
New Zealand	1	1,351
Total	8	19,743

Others Segment

	As of December 31, 2023
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Argentina	1	4,000
Uruguay	1	3,000
Mexico	1	727
Portugal	1	455
Vietnam	1	3,300
Italy	1	1,500
Total	6	12,982
	As of December 31, 2023
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed Pork Processing Plants
Italy	4	761
Total	4	761

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “Cautionary Statement Regarding Forward-Looking Statements,” “Item 3. Key Information — D. Risk Factors” and other issues discussed herein. The following analysis and discussion of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, (1) JBS S.A.’s audited financial statements and related notes, which are included elsewhere in this annual report, and (2) the information presented under the section entitled “Presentation of Financial and Other Information.”

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

As of December 31, 2023, we were:

•        the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

•        the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

•        the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 142,200 hogs according to WATT Poultry;

•        a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

•        a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

•        a significant global producer of value-added and branded meat products.

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

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 25 to JBS S.A.’s audited financial statements and “Item 4. Information on the Company — B. Business Overview — Description of Business Segments.” Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information — Non-GAAP Financial Measures — Adjusted EBITDA and Adjusted EBITDA Margin.”

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

•        Net Revenue from Sales of Brazil.    This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

•        Net Revenue from Sales of Seara.    This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

•        Net Revenue from Sales of Beef North America.    This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe.

•        Net Revenue from Sales of Pork USA.    This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

•        Net Revenue from Sales of Pilgrim’s Pride.    Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim’s Consumer Foods, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, the United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

•        Net Revenue from Sales of Australia.    Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb and pork, with the recently acquired Rivalea, and fish, with the recently acquired Huon, processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

•        Net Revenue from Sales of Others.    Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

•        Brazil.    In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

•        Seara.    Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

•        Beef North America.    We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

•        Pork USA.    In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

•        Pilgrim’s Pride.    Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

•        Australia.    Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

•        Others.    Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “— Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

Operating Expenses

Our operating expenses consists primarily of:

•        General and Administrative Expenses.    This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

•        Selling Expenses.    This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

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

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations — on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

•        production volume;

•        plant capacity utilization;

•        sales volume;

•        selling prices;

•        customer demand and preferences (see “Item 3. Key Information — D. Risk Factors — Risks relating to our Business and Industries — Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business”);

•        commodity futures prices for livestock (see “Item 3. Key Information — D. Risk Factors — Risks relating to our Business and Industries — Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients”);

•        the spread between livestock prices and selling prices for finished goods;

•        utility prices and trends;

•        livestock availability;

•        production yield;

•        seasonality;

•        the economy performance of the countries where we sell our products;

•        competition and industry consolidation;

•        taxation;

•        perceived value of our brands;

•        interest rate fluctuations;

•        currency exchange rate fluctuations (see “Item 3. Key Information — D. Risk Factors — Risks relating to our business and the beef, pork and chicken industries — Our exports pose special risks to our business and operations”); and

•        trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Item 3. Key Information — D. Risk Factors — Risks relating to our business and the beef, pork and chicken industries — Our exports pose special risks to our business and operations”).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2023. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations — on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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

For further information on our presentation currency, functional currencies and translation of foreign currencies see “— Items Affecting Comparability of Financial Results — Currency” above.

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

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. Our business may be impacted by the increase in energy prices and the availability of energy. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Markets in Which We Operate — Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in this annual report for additional information.

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

For more information about the risks of inflation on our operations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to the Markets in Which We Operate — Deterioration of global economic conditions could adversely affect our business” and “— We are exposed to emerging and developing country risks,” — The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “— Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action.”

Overview of Results

We recorded a net loss of US$(131.7) million in 2023, compared to a net income of US$3,143.5 million in 2022 and US$3,818.6 million in 2021.

Summary of Results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

	For the year ended December 31,		% Change
	2023	2022
	(in millions of US$)
Consolidated statement of income:
Net revenue	72,918.1	72,613.9	0.4%
Cost of sales	(64,951.0)	(61,070.2)	6.4%
Gross profit	7,967.2	11,543.6	(31.0)%
General and administrative expenses	(2,315.1)	(2,290.0)	1.1%
Selling expenses	(4,594.3)	(4,681.7)	(1.9)%
Other expenses	(122.2)	(99.6)	22.7%
Other income	148.6	311.1	(52.2)%
Net operating expense	(6,883.0)	(6,760.2)	1.8%
Operating profit	1,084.1	4,783.3	(77.3)%
Finance income	584.2	808.6	(27.8)%
Finance expense	(1,937.6)	(2,050.3)	(5.5)%
Net finance expense	(1,353.4)	(1,241.7)	9.0%
Share of profit of equity-accounted investees, net of tax	9.5	11.8	(19.5)%
Profit (loss) before taxes	(259.7)	3,553.5	n.m.
Current income taxes	(69.5)	(515.3)	(86.5)%
Deferred income taxes	197.5	105.3	87.5%
Total income taxes	128.0	(410.0)	n.m.
Net income (loss)	(131.7)	3,143.5	n.m.

Net Income

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Net income (loss)	(131.7)	3,143.5	(3,275.3)		n.m.
Net margin (net income as percentage of net revenue)	(0.2)%	4.3%	(4.5	)p.p.	n.m.

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

Our net revenue increased by US$304.2 million, or 0.4%, in 2023, as compared to 2022. Our net revenue was positively impacted by an overall 5.4% increase in our sales volumes. This increase was partially offset by a 4.7% decrease in average sales prices in all segments. For more information, see “— Segment Results” below.

Cost of Sales

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	64,951.0	61,070.2	3,880.7	6.4%
Gross profit	7,967.2	11,543.7	(3,576.5)	(31.0)%
Cost of sales as percentage of net revenue	89.1%	84.1%	5.0p.p.	—

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

General and Administrative Expenses

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	2,315.1	2,290.0	25.0	1.1%
General and administrative expenses as percentage of net revenue	3.2%	3.2%	0.0p.p.	—

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

Other Income

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other income	148.6	311.1	(162.4)		(52.2)%
Other income as percentage of net revenue	0.2%	0.4%	(0.2	)p.p.	—

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

Net Finance Expense

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,353.4)	(1,241.7)	(111.7)	9.0%
Gains/(losses) from exchange rate variation	57.5	415.6	(358.0)	(86.2)%
Fair value adjustments on derivatives	82.9	(343.6)	426.5	(124.1)%
Interest expense	(1,732.9)	(1,342.5)	(390.4)	29.1%
Interest income	326.4	268.4	58.0	21.6%
Bank fees and others	(87.4)	(239.6)	152.3	(63.5)%

Our net finance expense increased by US$111.7 million, or 9.0%, in 2023 as compared to 2022, primarily due to:

•        Gains from exchange rate variation — Gains from exchange rate variation decreased by US$358.0 million, or 86.2%, in 2023, as compared to 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss. During 2023, the Brazilian real appreciated 5.8% against the U.S. Dollar as compared to 2022 when the Brazilian real appreciated 3.5% against the U.S. Dollar.

•        Interest Expense — Interest expense increased by US$390.4 million, or 29.1%, in 2023, as compared to 2022. Interest expense from loans and financings increased by US$273.9 million during 2023, as compared to 2022, primarily due to an increase in total loans and financings and an increase in interest rates, as compared to 2022.

Partially offset by:

•        Fair value adjustments on derivatives — Fair value adjustments changed to a gain of US$82.9 in 2023 from a loss of US$343.6 as compared to 2022, substantially all of which was related to our short U.S. dollar derivative positions in the fourth quarter of 2023, the fair value of which increased with the strengthening of the Brazilian real against the U.S. dollar.

•        Bank fees and others — Bank fees and others decreased by US$152.3 million, or 63.5%, in 2023, as compared to 2022, once there was not a significant amount of expenses of redemption premiums in 2023 as compared to the expenses of redemption premiums in the amount of US$167.8 million recorded in

2022, incurred in connection with the redemption of JBS USA`s 5.750% senior notes due 2028, JBS USA`s 6.750% senior notes due 2028, JBS USA’s 6.50% senior notes due 2029 and JBS USA`s term loan due 2026.

•        Interest income — Interest income increased by US$58.0 million, or 21.6%, in 2023, as compared to 2022, due to US$7.1 million increase in interest income primarily from present value adjustments of our accounts receivables and US$37.4 million increase in interest income from short-term investments as a result of a stronger cash position in the second half of the year.

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

____________

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

In 2023, we recognized a tax benefit compared to a tax expense in 2022, and the effective tax rate was a net benefit rate of 49.3% in 2023 compared to a net tax expense effective tax rate of 11.54% in 2022, primarily due to the impact of: (1) non-taxable tax benefits, which decreased our effective income tax rate by 177.8% in 2023, compared with a 12.6% increase in 2022; and (2) non-taxable interest — foreign subsidiaries, which decreased the effective income tax rate by 54.0% in 2023, compared to an increase of 3.7% in 2022. These impacts were partially offset by: (1) deferred income tax not recognized, which increased the effective income tax rate by 143.6% in 2023, compared to an increase of 2.7% in 2022; and (2) profits taxed by-foreign jurisdictions, which increased the effective income tax rate by 78.5% in 2023, compared to a decrease of 7.5% in 2022.

Segment Results

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollars)
Net revenue
Brazil segment	11,141.2	11,414.4	(273.2)	(2.4)%
Seara segment	8,272.5	8,324.2	(51.7)	(0.6)%
Beef North America segment	23,303.1	22,069.1	1,234.0	5.6%
Pork USA segment	7,713.8	8,153.1	(439.3)	(5.4)%
Pilgrim’s Pride segment	17,348.0	17,455.1	(107.1)	(0.6)%
Australia segment	6,209.0	6,323.3	(114.3)	(1.8)%
Others segment	893.5	842.0	51.5	6.1%
Total reportable segments	74,881.1	74,581.2	299.9	0.4%
Eliminations(1)	(1,962.9)	(1,967.2)	4.3	(0.2)%
Total net revenue	72,918.2	72,614	304.2	0.4%
Adjusted EBITDA
Brazil segment	469.3	468.9	0.3	0.1%
Seara segment	364.5	896.7	(532.3)	(59.4)%
Beef North America segment	114.2	2,081.7	(1,967.5)	(94.5)%
Pork USA segment	526.9	756.3	(229.4)	(30.3)%
Pilgrim’s Pride segment	1,536.0	2,084.6	(548.6)	(26.3)%
Australia segment	454.7	443.9	10.8	2.4%
Others segment	(5.2)	(7.9)	2.7	(34.2)%
Total reportable segments	3,460.4	6,724.2	(3,263.8)	(48.5)%
Eliminations(1)	(2.6)	(2.2)	(0.4)	18.2%
Total Adjusted EBITDA	3,457.8	6,722.0	(3,264.2)	(48.6)%

____________

(1)      Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below (see “— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; and exclusion of certain other operating income (expense), net.

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

Our net revenue increased by US$7,571.2 million, or 11.6%, in 2022, as compared to 2021. Our net revenue was positively impacted by a 14.2% increase in average sales prices as a result of the inflationary environment. This increase was partially offset by an overall 4.8% decrease in our sales volumes. For more information, see “— Segment Results” below. In addition, our net revenue increased due to the impact of our acquisitions in 2022. For more information, see “— Items Affecting Comparability of Financial Results — Acquisitions.”

Cost of Sales

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Cost of sales	61,070.2	52,753.8	8,316.4	15.8%
Gross profit	11,543.6	12,288.9	(745.2)	(6.1)%
Cost of sales as percentage of net revenue	84.1%	81.1%	3.0p.p.	—

Our cost of sales increased by US$8,316.4 million, or 15.8%, in 2022, as compared to 2021, primarily due to: (1) an increase in operating costs to US$52,469.2 million in 2022 from US$45,129.2 million in 2021 primarily resulting from (i) a 16.3% increase in the cost of raw materials and production inputs due to increases in livestock and grain prices in certain regions where we operate which were impacted by inflation and (ii) a 12.5% increase in labor costs to US$6,951.6 million in 2022 from US$6,178.8 million in 2021 primarily due to increases in wages; and (2) the impact of our acquisitions in 2022. For more information, see “— Items Affecting Comparability of Financial Results — Acquisitions.”

General and Administrative Expenses

	For the year ended December 31,
	2022	2021	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)
General and administrative expenses	2,290.0	2,821.2	(531.2)		(18.8)%
General and administrative expenses as percentage of net revenue	3.2%	4.3%	(1.2	)p.p.	—

Our general and administrative expenses decreased by US$531.2 million, or 18.8%, in 2022, as compared to 2021, primarily due to the expenses related to the settlement agreement that JBS USA and PPC entered into with the SEC and the DOJ, respectively, totaling US$101.4 million in 2022 and US$792.7 million in 2021; This decrease was partially offset by an increase due to the impact of our acquisitions in 2022. For more information, see “— Items Affecting Comparability of Financial Results — Acquisitions.”

Selling Expenses

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Selling expenses	4,681.7	3,551.8	1,129.9	31.8%
Selling expenses as percentage of net revenue	6.4%	5.5%	1.1p.p.	—

Our selling expenses increased by US$1,129.9 million, or 31.8%, in 2022, as compared to 2021, primarily due to: (1) a 32.6% increase in freight and other selling expenses to US$3,970.7 million in 2022 from US$2,994.3 million in 2021 due to higher diesel prices and higher port and shipping costs; (2) a 35.0% increase in marketing and product promotion expenses to US$337.9 million in 2022 from US$250.3 million in 2021 due to expenses to promote our brands and increase consumer preference; and (3) a 35.0% increase related to labor expenses to US$242.3 million in 2022 from US$179.5 million in 2021 primarily related to increase in wages. In addition, our selling expenses increased due the impact of our acquisitions in 2022. For more information, see “— Items Affecting Comparability of Financial Results — Acquisitions.”

Other Income

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)
Other income	311.1	100.7	210.3	208.8%
Other income as percentage of net revenue	0.43%	0.15%	0.27p.p.	—

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

Net Finance Expense

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollar)
Net finance expense	(1,241.6)	(938.5)	(303.1)	32.3%
Gains/(losses) from exchange rate variation	415.6	(0.6)	416.2	n.m.
Fair value adjustments on derivatives	(343.6)	46.7	(390.3)	n.m.
Interest expense	(1,342.5)	(975.2)	(367.3)	37.7%
Interest income	268.4	144.3	124.1	86.0%
Bank fees and others	(239.6)	(153.8)	(85.8)	55.8%

____________

n.m. = not meaningful.

Our net finance expense increased by US$303.2 million, or 32.3%, in 2022 as compared to 2021, primarily due to:

•        Interest Expense — Interest expense increased by US$367.3 million, or 37.7%, in 2022, as compared to 2021. Interest expense from loans and financings increased US$123.6 million in 2022 as compared to 2021, primarily to an increase in loans and financings, as compared to 2021.

•        Fair value adjustments on derivatives — Fair value losses from derivatives transactions of US$343.6 million during 2022 compared to a gain from derivatives transactions of US$46.7 million during 2021, substantially all of which was related to our practice of hedging our exposure of the devaluation of the Brazilian real against the U.S. dollar.

•        Bank fees and others — Bank fees and others increased by US$85.9 million, or 55.8%, primarily as a result of the expenses of redemption premiums in the amount of US$167.9 million for the year ended December 31, 2022 (US$103.7 million for the year ended December 31, 2021, incurred in connection with the redemption of JBS Finance Luxembourg’s 5.750% senior notes due 2025, PPC’s 5.750% senior notes due 2025 and JBS Finance Luxembourg 7.000% senior notes due 2026.

Partially offset by:

•        Gains/(losses) from exchange rate variation — Exchange rate variation was a gain of US$415.6 million during 2022 from a loss of US$0.6 million during 2021 primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022 from a loss of US$98.5 million in 2021. Since the first quarter 2022, our loan structure was reviewed and the intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss.

•        Interest income — Interest income increased by US$124.1 million, or 86.0%, in 2022, as compared to 2021 due to US$49.7 million increase in interest income primarily from present value adjustments of our accounts receivables and US$44.3 million increase in interest income from cash equivalents.

Current and Deferred Income Taxes

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)
Profit before taxes	3,553.5	5,062.8	(1,509.4)	(29.8)%
Nominal rate	34%	34%	—	—
Expected tax expense	(1,208.2)	(1,721.3)	513.1	(29.8)%
Current income taxes	(515.3)	(1,402.6)	887.3	(63.3)%
Deferred income taxes	105.3	158.5	(53.2)	(33.6)%
Total income taxes	(410.0)	(1,244.1)	834.1	(67.1)%
Effective income tax rate	(11.54)%	(24.6)%	13.1p.p.	—

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

Segment Results

	For the year ended December 31,
	2022	2021	Change	% Change
	(in millions of U.S. dollars)
Net revenue
Brazil segment	11,414.4	9,990.0	1,424.4	14.3%
Seara segment	8,324.2	6,773.8	1,550.4	22.9%
Beef North America segment	22,069.1	21,443.4	625.7	2.9%
Pork USA segment	8,153.1	7,626.2	526.9	6.9%
Pilgrim’s Pride segment	17,455.1	14,765.1	2,690.0	18.2%
Australia segment	6,323.3	5,344.9	978.4	18.3%
Others segment	842.0	713.0	129.0	18.1%
Total reportable segments	74,581.2	66,656.4	7,924.8	11.9%
Eliminations(1)	(1,967.2)	(1,613.8)	(353.4)	21.9%
Total net revenue	72,614.0	65,042.6	7,571.4	11.6%
Adjusted EBITDA
Brazil segment	468.9	431.9	37.0	8.6%
Seara segment	896.7	714.7	182.0	25.5%
Beef North America segment	2,081.7	4,511.9	(2,430.2)	(53.9)%
Pork USA segment	756.3	786.0	(29.7)	(3.8)%
Pilgrim’s Pride segment	2,084.6	1,691.7	392.9	23.2%
Australia segment	443.9	327.6	116.3	35.5%
Others segment	(7.9)	24.7	(32.6)	n.m.
Total reportable segments	6,724.2	8,488.5	(1,764.3)	(20.8)%
Eliminations(1)	(2.2)	(2.0)	(0.2)	10.0%
Total Adjusted EBITDA	6,722.0	8,486.5	(1,764.5)	(20.8)%

____________

(1)      Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below (see “— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; and exclusion of certain other operating income (expense), net.

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

____________

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

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

•        Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•        Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

•        Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•        Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•        Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of US$)
Net income (loss)	(131.7)	3,143.5	3,818.6
Income tax and social contribution taxes – current and deferred	(128.0)	410.0	1,244.1
Net finance expense	1,353.4	1,241.7	938.5
Depreciation and amortization expenses	2,149.1	1,907.9	1,673.2
Share of profit of equity-accounted investees, net of tax	(9.5)	(11.8)	(17.2)
Antitrust agreements expenses(a)	102.5	101.4	792.6
Donations and social programs expenses(b)	18.2	23.9	27.3
J&F Leniency expenses refund(c)	—	(93.8)	—
Impairment of assets(d)	26.3	17.4	—
Restructuring expenses(e)	53.3	—	—
Other operating income (expense), net(f)	24.5	(18.3)	9.1
Adjusted EBITDA	3,457.9	6,722.0	8,486.4
Adjusted EBITDA by segment:
Brazil	469.3	468.9	431.9
Seara	364.5	896.7	714.7
Beef North America	114.2	2,081.7	4,511.9
Pork USA	526.9	756.3	786.0
Pilgrim’s Pride	1,536.0	2,084.6	1,691.7
Australia	454.7	443.9	327.6
Others	(5.2)	(7.9)	24.7
Total reportable segments	3,460.4	6,724.2	8,488.5
Eliminations(g)	(2.6)	(2.2)	(2.0)
Adjusted EBITDA	3,457.8	6,722.0	8,486.5

____________

(a)      Refers to antitrust agreements entered into by JBS USA and its subsidiaries. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

(c)      Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 7. Major Shareholder and Related Party Transactions — B. Related Party Transactions — J&F Settlement Agreement.”

(d)      Refers to the impairment of assets related to Planterra’s plant closure in 2023.

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

JBS S.A indirectly owns 100% of each of the Obligors. JBS Global Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS Luxembourg Company and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.” The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and are effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees.”

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent.” Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Substitution of the Company.” Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Release of JBS USA Food as an Issuer.” As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees — The indentures governing the JBS USA Registered Notes provides for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.”

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

Statement of income data(1):
Net revenue	10,319.9	10,637.5
Gross profit	1,614.0	1,628.2
Net income (loss) attributable to Company shareholders	(217.7)	29.4
Net income (loss)	(217.7)	29.4

____________

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

B. Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•        our ability to generate cash flows from operations;

•        the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

•        prevailing domestic and international interest rates, which affect our debt service requirements;

•        our ability to continue to borrow funds from financial institutions or to access the capital markets;

•        our working capital needs, based on our growth plans;

•        our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

•        strategic investments and acquisitions.

Our principal cash requirements consist of the following:

•        the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

•        our working capital requirements;

•        the servicing of our indebtedness;

•        capital expenditures related mainly to our purchases of property, plant and equipment;

•        strategic investments, and acquisitions;

•        dividends and other distributions; and

•        taxes in connection with our operations.

Our main sources of liquidity consist of the following:

•        cash flows from operating activities; and

•        short-term and long-term borrowings.

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

Debt Amortization Schedule
(in US$ millions)

Our cash and cash equivalents balance together with our borrowing capacity under our revolving credit facilities as of December 31, 2023 would be sufficient to meet our outstanding debt requirements through 2031. However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information — D. Risk Factors.”

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

Net cash provided by operating activities in 2023 was US$2,378.8 million, compared to net cash provided by operating activities of US$2,580.5 million in 2022. This decrease in net cash provided by operating activities was primarily due to:

•        a decrease in net income adjusted for non-cash effects to US$3,553.8 million in 2023, compared to US$6,681.2 million in 2022;

This decrease in generation of cash was partially offset by:

•        a decrease in income taxes paid to US$70.9 million in 2023 compared to US$1,039.4 million paid in 2022;

•        a decrease in inventories generating cash of US$480.5 million in 2023, compared to a cash consumption of US$458.2 million in 2022; and

•        a decrease in trade accounts receivable generating cash of US$624.8 million in 2023, compared to a cash consumption of US$269.5 million in 2022.

Net cash provided by operating activities for 2022 was US$2,580.5 million, compared to net cash provided by operating activities of US$3,998.6 million for 2021. This decrease in cash flow from operating activities was primarily due to:

•        a decrease in net income adjusted for non-cash effects to US$6,681,2 million in 2022, compared with US$8,542.1 million in 2021;

•        a decrease in cash provided to US$253.2 million in 2022, related to the increase in trade accounts payable and supply chain finance, compared to US$1,199.0 million in 2021; and

•        an increase in cash consumption to US$709.0 million in 2022 related to the increase in recoverable taxes, compared with US$9.2 million in 2021.

This decrease was partially offset by:

•        a decrease in cash consumption to US$269.6 million in 2022, related to the increase in trade accounts receivable, compared to US$803.1 million in 2021.

•        a decrease in payments related to antitrust agreements to US$167.0 million in 2022 compared to US$762.9 million in 2021.

•        a decrease in cash consumption related to inventories to US$458.2 million in 2022, compared to US$1,456.4 million in 2021.

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

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2023
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	8.40%	USD	—	2024	52.2
Prepayment	7.38%	USD	SOFR	2024 – 27	179.9
FINIMP – Import Financing	6.48%	USD and EUR	Euribor	2024 – 25	31.9
White Stripe credit facility	8.45%	USD and CAD	—	—	2.9
Working capital – Dollar	8.97%	USD	SOFR	2024 – 30	2.9
CRA – Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	38.9
Scott credit facilities	2.20%	USD	—	2025	1.8
Total foreign currency					310.5

Local currency:
FINAME	5.98%	BRL	—	2024 – 25	0.5
FINEP	—	BRL	—		0.0
Prepayment	8.22%	GBP and USD	BoE, SOFR	2024 – 25	114.9
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	997.8
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	905.6
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	79.0
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	593.7
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,271.8
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	496.9
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	984.2
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	1,001.2
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	2,030.6
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,607.0
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	903.5
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,535.7
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	901.9
Notes 5.88% PPC 2027	5.88%	USD	—	2027	0.0
Notes 4.25% PPC 2031	4.25%	USD	—	2031	993.4
Notes 3.50% PPC 2032	3.50%	USD	—	2032	901.7
Notes 6.25% PPC 2033	6.25%	USD	—	2033	1,027.9
Notes 6.88% PPC 2034	6.88%	USD	—	2033	492.2
PPC Credit Line – term loans	—	—	—	—	0.0
Working capital – Brazilian reais	17.45%	BRL	TJLP	2024 – 28	21.4
Working capital – Euros	3.10%	EUR	Euribor	2024 – 28	27.4
Export credit note	14.20%	BRL	CDI	2024 – 30	217.6
CDC – Direct Consumer Credit	15.97%	BRL	—	2024 – 28	30.3
Livestock financing – Pre	10.73%	BRL	—	2024	242.9
CRA – Agribusiness Credit Receivable Certificates	10.38%	BRL	CDI and IPCA	2024 – 37	2,162.4
Credit line – Scott credit	7.69%	USD and EUR	—	2050	20.6
Credit line – Beardstown Pace	3.65%	USD	—	2050	71.4
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	35.0
Others	4.68%	Several	Several	2031	20.1
Total local currency					19,688.6
Total					19,999.1

____________

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

Description of Material Indebtedness

The following summarizes our material indebtedness as of the date of this annual report, unless otherwise noted.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of December 31, 2023.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
JBS USA 2.500% Notes due 2027(1)	US$	978.0	July 2027
JBS USA 5.125% Notes due 2028(1)	US$	900.0	February 2028
JBS USA 3.000% Notes due 2029(1)	US$	600.0	February 2029
JBS USA 5.500% Notes due 2030(1)	US$	1,250.0	January 2030
JBS USA 3.750% Notes due 2031(1)	US$	500.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032(1)	US$	923.0	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032(1)	US$	1,000.0	May 2032
JBS USA 5.750% Notes due 2033(1)	US$	2,050.0	April 2033
JBS USA 6.750% Notes due 2034(1)	US$	1,600.0	March 2034
JBS USA 4.375% Notes due 2052(1)	US$	900.0	February 2052
JBS USA 6.500% Notes due 2052(1)	US$	1,550.0	December 2052
JBS USA 7.250% Notes due 2053(1)	US$	900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031(2)	US$	1,000.0	April 2031
PPC 3.500% Notes due 2032(2)	US$	900.0	March 2032
PPC 6.250% Notes due 2033(2)	US$	1,000.0	July 2033
PPC 6.875% Notes due 2034(2)	US$	500.0	May 2034

____________

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

On June 28, 2024, in connection with previously announced cash tender offers, we accepted for purchase (1) US$387,993,000 of our 5.750% Senior Notes due 2033 and (2) US$92,954,000 of its 6.750% Senior Notes due 2034. See “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments — Cash Tender Offers for JBS USA Notes.”

Filing of Debt Registration Statement

Holders of JBS USA’s 6.750% Senior Notes due 2034 and JBS USA’s 7.250% Senior Notes due 2053 benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023 (the “Registration Rights Agreement”), pursuant to which JBS USA agreed to use commercially reasonable efforts to consummate an exchange offer (the “JBS USA Exchange Offer”) within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. An initial registration statement on Form F-4 relating to the JBS USA Exchange Offer (as amended, the “Debt Registration Statement”) was filed with the SEC on March 27, 2024, and amendments thereto was filed with the SEC on August 15, 2024 and October 2, 2024; however, the Debt Registration Statement has not yet become effective.

Because the JBS USA Exchange Offer was not completed by September 19, 2024 (365 days after the date that JBS USA entered into the Registration Rights Agreement) (a “registration default”), additional interest on the notes subject to the Registration Rights Agreement will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such registration default and shall increase to a maximum of 0.50% per annum thereafter while such registration default is continuing, until such registration default has been cured.

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

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

•        JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$923.0 million;

•        JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

•        PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$1.0 billion.

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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about the JBS S.A. June 2021 Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company — B. Business Overview — Climate Reduction Goals — Sustainability-Linked Frameworks — JBS S.A. June 2021 Sustainability-Linked Framework.”

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about the JBS USA Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company — B. Business Overview — Climate Reduction Goals — Sustainability-Linked Frameworks — JBS USA Sustainability-Linked Framework.”

PPC’s 4.250% Sustainability-Linked Notes due April 2031

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target it established under the its Sustainability-Linked Framework adopted in March 2021(the “PPC Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about the PPC Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company — B. Business Overview — Climate Reduction Goals — Sustainability-Linked Frameworks — PPC Sustainability-Linked Framework.”

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

Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

JBS S.A.

From October 2019 through October 2023, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2023 until 2038. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.81% as of December 31, 2023. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation — IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by-products, and derivatives. As of December 31, 2023, the outstanding aggregate principal amount of the CRAs was US$2,201.3 million.

The agreements governing certain series of our CRAs contain customary covenants and events of default. We are currently in compliance with the covenants under the agreements governing our CRAs.

In May 2024, JBS S.A. issued debentures underlying four series of CRAs due 2029, 2034, 2039 and 2044, respectively, in the aggregate principal amount of R$1,875 million (equivalent to approximately US$387.3 million, converted at the foreign exchange rate as of December 31, 2023). These debentures are denominated in Brazilian reais and accrue interest at rates between 6.0% and 6.9947% per annum.

In September 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of R$3,930.0 million (equivalent to US$722.3 million, considering the exchange rate as of September 27, 2024).

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1,148.8 million (US$220.2 million). These debentures are denominated in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively. In May 2024, these sustainability-linked CRAs and their underlying debentures were repaid in full. See “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments — Repayment of Debentures and CRAs.”

Seara

On August 28, 2024, an offering of three series of CRAs due 2029, 2034 and 2044, respectively, in the aggregate principal amount of up to R$1,502.6 million (equivalent to US$276.1 million, considering the exchange rate on September 27, 2024), representing rural financial product notes (Cédulas de Produto Rural Financeiras — CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. was launched in Brazil. The offering is expected to close on October 3, 2024. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs will contain customary covenants and events of default; however, they will not include any financial covenants. This annual report is neither an offer to purchase nor a solicitation of an offer to sell or buy the CRAs. Any offer to purchase CRAs will be made solely on the terms and subject to the conditions set forth in the Portuguese-language prospectus that was distributed in Brazil.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “— Contractual Obligations” below and note 15 to JBS S.A.’s audited financial statements, included elsewhere in this annual report.

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

	As of December 31, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,205.1	—	—	—	6,205.1
Loans and financing	891.6	171.2	1,212.5	17,723.8	19,999.1
Estimated interest on loans and financings(1)	1,362.9	1,052.5	1,910.1	7,390.2	11,715,8
Derivatives liabilities (assets)	144.2	—	—	—	144.3
Other liabilities	21.2	20.9	—	62.0	104.0
Payment of leases	(2.8)	293.4	442.3	1,108.3	1,841.2
Total	8,622.2	1,538.1	3,565.0	26,284.3	40,009.5

____________

(1)      Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2023 exchange rate.

	As of December 31, 2022
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,531.7	—	—	—	6,531.7
Loans and financing	1,577.0	815.0	2,396.3	12,911.7	17,700.1
Estimated interest on loans and financings(1)	924.3	1,837.5	1,485.2	4,441.1	8,688.2
Derivatives liabilities (assets)	107.2	—	—	—	107.2
Other liabilities	6.5	5.3	0.1	—	11.9
Payment of leases	342.7	500.5	313.3	853.2	2,009.8
Total	9,489.6	3,158.6	4,194.9	18,206.1	35,049.0

____________

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

D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•        global economic conditions;

•        Brazilian economic environment;

•        effect of level of indebtedness and interest rates;

•        effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

•        effect of the levels of exports of fresh and processed products on our results of operations;

•        fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

•        effects of fluctuations in export prices of fresh and processed products on operating revenues;

•        effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

•        effects of fluctuations in currency exchange rates.

For more information, see “— A. Operating Results — Principal Factors Affecting our Financial Condition and Results of Operations.”

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to its bylaws, JBS S.A. is managed by a board of directors and a board of executive officers. JBS S.A. has also established a fiscal council.

Board of Directors

The following table sets forth the name and position of individuals who served on JBS S.A.’s board of directors as of March 27, 2024.

Name	Director Since	Position
Jeremiah O’Callaghan	October 20, 2017	Chairman
José Batista Sobrinho	January 2, 2007	Vice-Chairman
Francisco Sergio Turra(1)	October 28, 2021	Director
Carlos Hamilton Vasconcelos Araújo(1)	January 14, 2022	Director
Kátia Regina de Abreu Gomes(1)	July 20, 2023	Director
Alba Pettengill(1)	April 30, 2019	Director
Gelson Luiz Merisio(1)	August 13, 2020	Director
Paulo Bernardo Silva(1)	July 20, 2023	Director
Cledorvino Belini(1)	July 20, 2023	Director

____________

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

Kátia Regina de Abreu Gomes has been an independent member of JBS S.A.’s board of directors since July 2023. She was the President of the Foreign Affairs Committee of the Brazilian Federal Senate between 2021 and 2022, Brazilian Federal Senator between 2007 and 2021, Minister of Agriculture, Livestock and Supplying of Brazil between 2015 and 2016, Brazilian Federal Deputy between 2003 and 2007, Substitute Brazilian Federal Deputy between 2000 and 2002, President of the Confederation of Agriculture and Livestock — CNA between 2009 and 2014, President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996 and President of the Rural Union of the Municipality of Gurupi in the State of Tocantins in 1994. In addition, she participated in several commissions and missions abroad and in Brazil.

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

Paulo Bernardo Silva has been an independent member of JBS S.A.’s board of directors since July 2023. He was Minister of Communications of Brazil between 2011 and 2014, Minister of Planning, Budget and Management of Brazil between 2005 and 2010, Federal Deputy for the State of Paraná in three terms (1991 – 1995, 1995 – 1999 and 2003 – 2007). Mr. Silva was also a career employee at Banco do Brasil (1975 – 2015), Secretary of State for Finance for the State of Mato Grosso do Sul (1999 – 2000) and Municipal Secretary of Finance and Planning for the City of Londrina (2001 – 2002).

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

The members of JBS S.A.’s socio-environmental responsibility committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s socio-environmental responsibility committee was Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were: Guilherme Motta, president of our leather business; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Alba Pettengill, Francisco Sergio Turra, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva.

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

The members of JBS S.A.’s governance, compensation and nomination committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s governance, compensation and nomination committee was Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Francisco Sergio Turra, Gelson Luiz Merisio and Paulo Bernardo Silva.

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

The members of JBS S.A.’s diversity, equity and inclusion committee are appointed by JBS S.A.’s board of directors. As of March 27, 2024, the chairman of JBS S.A.’s diversity, equity and inclusion committee was Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members were: Cameron Bruett, head of corporate affairs and chief sustainability officer; Juriana Sperandio Domingues, head of human resources in North America and Global human resources director; Marcela Rocha, executive director of corporate affairs; Liege Vergili Correia Nogueira, sustainability director; and the following independent members of JBS S.A.’s board of directors: Kátia Regina de Abreu Gomes and Alba Pettengill.

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

In 2023, JBS S.A.’s board of directors, board of executive officers and fiscal council consisted of an average of nine, five and five members, respectively. For the year ended December 31, 2023, the aggregate compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council was US$26.9 million, composed of:

•        Board of Directors.    US$3.0 million, consisting of US$2.8 million in fixed compensation and US$0.14 million in variable compensation;

•        Executive Officers.    US$22.6 million, consisting of US$5.7 million in fixed compensation and US$16.8 million in variable compensation; and

•        Fiscal Council.    US$0.46 million, consisting of entirely of fixed compensation.

The table below sets forth the highest, lowest and average compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council for the year ended December 31, 2023:

	For the year ended December 31, 2023
	Board of Directors	Executive Officers	Fiscal Council
	(in US$ thousand)
Highest	203.7	12,008.8	115.8
Lowest	151.5	1,770.1	115.5
Average	197.5	5,135.1	115.6

C. Board Practices

For information about our board practices, including our board committees, see “— A. Directors and Senior Management.”

D. Employees

As of December 31, 2023, we had 272,565 employees distributed among management, sales and manufacturing/operating areas.

The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2023	2022	2021
Management	30,167	38,019	20,386
Sales	12,315	9,071	12,597
Manufacturing/operating	230,083	213,254	218,047
Total	272,565	260,343	251,030

The following table sets forth the number of our employees by location as of the dates indicated:

	As of December 31,
	2023	2022	2021
Brazil	152,502	143,879	143,228
United States and Canada	75,128	71,551	68,045
Australia	13,810	13,033	8,616
Mexico	11,578	12,259	11,166
Argentina	481	471	493
Europe (including the United Kingdom)	17,815	18,575	17,939
Others(1)	1,251	575	1,543
Total	272,565	260,343	251,030

____________

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

Director and Senior Management Compensation

JBS S.A.’s management compensation policy, which encompasses members of JBS S.A.’s board of directors and most qualified officers, is an important aspect of JBS S.A.’s human capital investment strategy and is intended to attract and retain the most qualified employees in the industry. Compensation is established based on market research and intended to align the interests of JBS S.A.’s executives with the interests of JBS S.A.’s shareholders. For more information, see “— B. Compensation.”

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

In April 2013, we signed Regulatory Norm No. 36 — Workplace Safety and Health in Slaughtering and Meat and Byproducts Processing Plants, issued by the Brazilian Ministry of Labor, which regulates the working conditions and structure of the meatpackers’ processing units, such as the adequacy of use of our property, plant and equipment and specific furnishings and risk monitoring, among others, in order to provide better working conditions and improve the safety and quality of life for our employees. We also conducted training in our industrial units and mobilized all managers and all areas of the business units to comply with safety standards.

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

____________

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

The following table sets forth the holders of the issued and outstanding JBS S.A. common shares and their respective shareholdings as of March 15, 2024:

Shareholder	Shares outstanding	%
J&F and JBS Participações(1)	1,075,419,898	48.48%
BNDESPar(2)	461,661,101	20.81%
Capital Research and Management Company(3)	111,359,154	5.02%
Other shareholders	569,676,217	25.68%
Total	2,218,116,370	100.00%

____________

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

(2)      BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social — BNDES) (“BNDES”) which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES’s website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its Board of Directors and finally by its Board of Executive Officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar’s bylaws, the Board of Executive Officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS S.A. The Board of Executive Officers of BNDESPar is comprised of 10 members, the CEO being also the CEO of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the Board of Executive Officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government.

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

Changes in Share Ownership

J&F Group

On December 22, 2023, J&F transferred 369,918,510 JBS S.A. common shares, representing 16.68% of our total capital stock, to its indirect wholly-owned subsidiary JBS Participações. Also on December 22, 2023, Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais — FIP FIAGRO Formosa — Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa) (“FIP Formosa”), a Brazilian investment fund controlled by our ultimate controlling shareholders, transferred all of its JBS S.A. common shares (or 180,010,329 JBS S.A. common shares, representing 8.12% of our total capital stock) to JBS Participações. FIP Formosa remains an indirect holder of JBS S.A. common shares through its partial indirect ownership of JBS Participações.

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

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM also alleged a lack of internal controls at JBS S.A. relating to former board members and asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. In 2018, the CVM opened a punitive administrative proceeding (PAS 1225/2018) involving allegations of lack of proper care and diligence in monitoring JBS S.A.’s hedging policy and failing to implement recommendations proposed by JBS S.A.’s independent auditors, in violation of article 153 of the Brazilian Corporation Law. The alleged conduct took place in 2016 and 2017, at the time the defendants were members of the board of directors of JBS S.A. JBS S.A. contested these allegations and disputed the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over such operations. On August 15, 2023, the CVM approved a settlement proposal submitted jointly by Messrs. José Batista Sobrinho, Joesley Mendonça Batista and Wesley Mendonça Batista and two other defendants. Pursuant to the settlement, the defendants have agreed to pay fines in the aggregate amount of R$12.7 million (US$2.6 million).

With respect to internal controls, JBS S.A. has implemented various internal control measures relating to corporate risks and financial risk management, including the following:

•        Global Corporate Risk Management Policy.    JBS S.A.’s Global Corporate Risk Management Policy defines the rules, guidelines, responsibilities and procedures for the control and management of strategic, operational, financial, regulatory, political, technological and environmental risks. Furthermore, it establishes guidelines, processes and responsibilities related to the identification, analysis and monitoring of risks that may affect our strategic plan. The purpose of the Global Corporate Risk Management Policy is to meet legal and regulatory requirements and standardize concepts and practices; improve the reporting of information to the market, ensuring transparency for all stakeholders, market analysts and credit agencies; ensure a reliable data base for decision making and planning, providing a dynamic and efficient flow of information; and improve our corporate governance. JBS S.A.’s board of directors is responsible for approving the Global Corporate Risk Management Policy, and JBS S.A.’s statutory audit committee is responsible for assessing and monitoring compliance with such policy. JBS S.A.’s risk management and internal controls office, which, among other duties, defines and maps risk factors and advises the various business areas in identifying and assessing the impact of the various types of risks involved, reports to JBS S.A.’s statutory audit committee.

•        Global Liquidity Management Policy.    JBS S.A.’s Global Liquidity Management Policy provides liquidity management guidelines for JBS S.A. and its subsidiaries, including the use of hedging instruments. JBS S.A.’s financial and risk management committee, which is composed of members of JBS S.A.’s board of directors and executive officers, advises JBS S.A.’s board of directors in matters relating to the company’s financial and risk management policies, practices and strategies. JBS S.A.’s financial and risk management committee is supported by the risk management committee, whose responsibilities include defining the instruments that can be used to raise and invest funds, and JBS S.A.’s finance department, which enforces policy guidelines.

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

See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

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

J&F Settlement Agreement

In January 2021, in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S.A. held in October 2020, JBS S.A. submitted an arbitration request with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado — CAM B3) (“Arbitration Proceeding No. 186/21”) against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Item 7. Major Shareholder and Related Party Transactions — A. Major Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”).

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

Civil Proceedings

As of December 31, 2023, the total amount of civil claims with a possible chance of loss was US$405.1 million (US$336.5 million as of December 31, 2022). Most of these lawsuits relate to indemnities for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts — product quality. Described below are further details regarding the individually significant proceedings.

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

Decision on matters 881 and 885 by the Brazilian Supreme Court

As of February 8, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) (“STF”) has assessed matters 881 — Extraordinary Resources No. 949.297 and 885 — Extraordinary Resources No. 955.227 and unanimously ruled that a previous final decision favorable to companies regarding taxes paid on a continuous basis will lose its effect in case the STF subsequently decides otherwise. We have evaluated the matters of this decision, which covers social contribution on net income (CSLL), which we regularly collect. We also evaluated other taxes that fit the definition contained in the decision, and there are no cases with a final and unappealable decision in favor of us and which have an unfavorable decision in the STF. No loss related to this matter can be reasonably estimated.

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

History of Payments of Dividends and Interest on Shareholders’ Equity

We distributed dividends to our shareholders in the amounts of US$448.0 million, US$872.8 million and US$1,379.6 million with respect to the 2023, 2022 and 2021 fiscal years, respectively.

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments,” no significant change has occurred since December 31, 2023.

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

Certain financing agreements entered into by us may restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness.”

Each common share entitles its owner to one vote in our annual and special shareholders’ meetings. According the Novo Mercado rules, we cannot issue shares without voting rights or with restricted voting rights. Moreover, as provided in the Brazilian Corporation Law, our shareholders have the right to receive dividends and other distributions made in connection with our common shares in proportion to their ownership interest in our capital stock. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy” for a more detailed description of dividend payments and other distributions related to our common shares. In the event of our liquidation, our shareholders have the right to receive our capital in proportion to the common shares they hold, after we comply with all our obligations. Our shareholders have a preemptive right to subscribe to new common shares we issue, except in certain circumstances provided for in the Brazilian Corporation Law. For more information about our shareholders’ preemptive rights, see “— Preemptive Rights” below.

Additionally, our common shares will grant to future holders the same rights, advantages and restrictions as those granted to holders of our common shares, pursuant to our bylaws, the Brazilian Corporation Law and the Novo Mercado rules, among them: (i) the right to the minimum mandatory dividend, in each fiscal year, equivalent to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporation Law; (ii) right to dispose of the common shares under the same conditions as those granted to the controlling shareholder, in the event of direct or indirect change of control, either through a single transaction or through successive transactions; (iii) the right to sell the common shares issued by JBS S.A. in a public tender offer to be held by JBS S.A. or by any controlling shareholders of JBS S.A., in the event of cancellation of registration as a publicly-held company or delisting from the Novo Mercado segment of the B3 by at least its fair value, determined by an appraisal report prepared by an institution or specialized company with proven and independent experience as to the decision-making power of JBS S.A., its managers and/or any controlling shareholders; (iv) preemptive rights in the subscription of new shares, convertible debentures and subscription warrants issued by JBS S.A., as conferred by article 109, item IV, of the Brazilian Corporation Law; and (v) the right to receive full dividends and other earnings of any nature that JBS S.A. may declare; and (vi) all other rights granted to the common shares issued by JBS S.A., pursuant to the Novo Mercado rules, JBS S.A.’s bylaws and the Brazilian Corporation Law.

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

According to the Brazilian Corporation Law, the resolutions taken at a shareholders’ meeting cannot prevent a shareholder of the following rights: (i) the right to vote at general meetings, except as provided by the Brazilian Corporation Law and in our bylaws; (ii) the right to participate in the distribution of our profits; (iii) the right to participate, in proportion to their ownership interest in our capital stock, in the distribution of any residual assets in the event of our liquidation; (iv) preemptive rights in relation to the subscription of shares, debentures convertible into shares or subscription warrants, except in the particular circumstances set forth in the Brazilian Corporation Law as described below under “— Preemptive Rights”; (v) the right to withdraw (direito de retirada e resgate) from JBS S.A. in the circumstances defined by the Brazilian Corporation Law, as described below under “— Withdrawal Redemption Rights.”

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

Who May Call a Shareholders’ Meeting

In addition to our board of directors, shareholders’ meetings may also be called by:

•        any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date they were required to do so under the Brazilian Corporation Law and our bylaws;

•        shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•        shareholders holding at least 5% of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting for the creation of the fiscal council; and

•        our fiscal council, if our board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under the Brazilian Corporation Law. The fiscal council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

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

Management

Pursuant to our bylaws, and in accordance with the Brazilian Corporation Law and the Novo Mercado rules, we are governed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our board of directors currently has nine directors (seven of which are independent). Our board of executive officers has five members. We also have a fiscal council, a statutory audit committee, governance committee, ethics committee and evaluation and compensation committee. For further information on our management, including board committees, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

Transactions in Which Directors Have an Interest

Under the Brazilian Corporation Law, a director and an officer must not:

•        perform any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•        by virtue of the director’s or officer’s position, receive any type of direct or indirect personal advantage from third parties without authorization in our bylaws or from a shareholders’ meeting;

•        borrow money or property from us or use our property, services or credits for the director’s or officer’s own benefit, or for the benefit of a company in which the director or officer has an interest or a third party, with the prior approval of the shareholders’ meeting or of our board of directors;

•        take part in any corporate transaction in which the director or officer has an interest that conflicts with our interest, or in the decisions made by other directors or officers on the matter;

•        use, for his or her own benefit or for the benefit of third parties, commercial opportunities made known to his or her as a result of his or her participation in our management;

•        fail to exercise or protect our rights or, for the purposes of obtaining benefits for himself or herself or third parties, miss business opportunities for us; and

•        purchase, for resale, assets or rights known to be of interest to us or necessary for our activities.

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

According to the Brazilian Corporation Law, shareholders’ withdrawal rights may be exercised under the following circumstances, among others:

•        our spin-off (in certain circumstances, as described in the paragraph below);

•        a reduction of our mandatory dividend;

•        a change in our corporate purpose or our corporate form;

•        our consolidation with or merger into another company (in certain circumstances, as described in the paragraph below);

•        our participation in a group of companies (as defined in the Brazilian Corporation Law, and in certain situations, as described below);

•        a merger of shares involving us under the terms of article 252 of the Brazilian Corporation Law carried out by another Brazilian company, such that we become a wholly-owned subsidiary of that company, and

•        acquisition of control of another company for a price that exceeds certain limits provided for in law.

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

This restriction also applies:

•        to our directors, our executive officers and members of our fiscal council who leave from their positions in our management before the disclosure of material information regarding us that originated during their term of office. This trading prohibition is extended: (i) for three months from the date on which such persons left their positions, or (ii) until the material event is disclosed to the market, in detriment to us or our shareholders;

•        if we try to carry out transactions involving our consolidation, merger, a full or partial spin-off of our assets and liabilities, conversion or a corporate restructuring;

•        during the 15-day period preceding the disclosure of our quarterly information (Informações Trimestrais), or ITR, or our standardized financial statements (demonstrações financeiras padronizadas), or DFP, a report on a standard form containing relevant financial information derived from our financial statements we are required to fill out and file with the CVM;

•        in relation to our controlling shareholder, the members of our board of directors and executive officers, whenever there is in course an acquisition or sale of our shares by us, or by any of our subsidiaries, affiliated or other companies under our common control; and

•        to us, if any agreement or contract has been signed for the transfer of the respective shareholder control, even if shareholder control is conditioned or will terminate upon an event occurring.

Going Private Process

We may become a private company if we or our principal shareholders conduct a public tender offer for the acquisition of all of our outstanding shares provided that:

•        the offering price should be the fair value of those shares, and at least equal to the valuation of our Company, based on the criteria, adopted individually or in combination, of our shareholders’ equity valued at market rates, discounted cash flow, comparison by multiples, quotation of the shares in securities markets, or based on another criterion accepted by the CVM, ensuring the revision of the value of the offer; and

•        holders of shares representing more than two thirds of the outstanding shares should have agreed to the delisting or accepted the offer; provided, however, that for such purposes outstanding shares shall mean shares the holders of which shall have agreed to the delisting or are eligible to participate in the public offer.

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

Disclosure of Occasional and Periodic Information

Pursuant to the Brazilian Corporation Law, the CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to CVM and B3 the following periodic information:

•        notices of our shareholders’ meeting on the same date as their publication or the fifteenth day prior to the annual shareholders’ meeting;

•        summary of the decisions made at shareholders’ meetings, on the date they were held;

•        annual report (Formulário de Referência) within five months from the end of each fiscal year;

•        annual financial statements (Demonstrações Financeiras Padronizadas), or DFP, together with the audit report issued by an independent auditor duly registered with the CVM, within 3 months from the end of each fiscal year or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

•        quarterly report on standard form containing our relevant quarterly corporate, business and financial information (Informações Trimestrais), or ITR, together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

•        a copy of the minutes of shareholders’ meeting, within seven days after the meeting;

•        a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•        disclosure of any material developments, on the same date a notice to the market relating to these developments is published;

•        information on any request for judicial restructuring or ratification of extrajudicial restructuring, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

•        information on any judicial decision on our bankruptcy, on the date we take notice of it.

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

•        the name and qualifications of the person providing the information;

•        the amount, per type and/or class, of shares traded, or other characteristics in case of other securities traded, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•        the form, price and date of the transactions.

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

The above-mentioned information must be delivered individually and consolidated by each category of persons indicated therein, and the consolidated information will be available in the CVM electronic system (Informações Periódicas e Eventuais — IPE).

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

Disclosure of Material Act or Fact

CVM Resolution No. 44 defines the disclosure and use of information requirements about material acts or facts concerning publicly traded companies, including the following:

•        it establishes the “material fact” concept, including in this definition any decisions made by a controlling shareholder, resolutions from general shareholders’ meetings or decisions made at the management meetings of listed companies, as well as any other act or fact of a political-administrative, technical, business, or economic-financial nature concerning our business that may measurably impact: (i) the value of our shares; (ii) investors’ decisions to buy, sell or hold our shares; and (iii) investors’ decisions to exercise their rights as holders of our shares;

•        it gives examples of potentially material acts or facts including, among others, agreements or contracts to transfer controlling shares of our company, addition or removal of a partner with whom we maintain a contract or operational, financial, technological or administrative relationship, or an incorporation, merger or split involving us or our affiliates;

•        it requires our investor relations officer, our controlling shareholder, members of our management, fiscal council members, if the latter is in place, and members of any technical or consulting committees to communicate any material facts to the CVM;

•        it requires the simultaneous disclosure of material facts in all markets where our shares are traded;

•        it obliges the buyer of controlling shares of a listed company to disclose material facts, including their intention to cancel registration as a publicly traded company, within one year of acquisition;

•        it establishes rules concerning disclosure of acquisition or disposal of relevant interest in a publicly traded company; and

•        it limits the use of privileged information.

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

C. Material Contracts

For information regarding our material contracts, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Material Indebtedness.”

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

This electronic registration is carried out through the Brazilian Central Bank’s system (Sistema de Informções do Banco Central), or SISBACEN, under the Electronic Declaratory Registration (Registro Declaratório Eletrônico), a database of information provided by financial institutions to the Brazilian Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares and a fine. In addition, if the foreign investor is domiciled in a Favorable Tax Jurisdiction (as defined under “— E. Taxation — Material Brazilian Tax Consequences”), the investor will also be subject to less favorable tax treatment, even if its registry before the Brazilian Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “— E. Taxation — Material Brazilian Tax Consequences.”

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

Pursuant to CMN Resolution No. 4,373, foreign investors in the Brazilian financial and capital markets must fulfill the following requirements before engaging in financial transactions:

•        appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•        appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Brazilian Central Bank and the CVM;

•        complete the appropriate foreign investor registration form;

•        through its representative, register as a foreign investor with the CVM; and

•        register its foreign investment with the Brazilian Central Bank.

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

Material United States Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by a holder thereof. This description only applies to notes held as capital assets (generally, property held for investment) and does not address all aspects of U.S. federal income taxation that may be applicable to a particular holder in light of such holder’s individual circumstances or to certain types of holders that are subject to special tax rules, such as:

•        financial institutions;

•        insurance companies;

•        real estate investment trusts;

•        regulated investment companies;

•        grantor trusts;

•        tax-exempt organizations;

•        certain former citizens and long-term residents of the United States;

•        dealers or traders in securities or currencies or other holders that generally mark their securities to market for U.S. federal income tax purposes;

•        an accrual method taxpayer that is required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements;

•        partnerships or other pass-through entities for U.S. federal income tax purposes, or investors therein;

•        U.S. expatriates and former long-term residents of the United States;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        persons that will hold a note as part of a position in a straddle or as part of a hedging, conversion, wash sale, or integrated transaction for U.S. federal income tax purposes; or

•        U.S. Holders that have a functional currency other than the U.S. dollar.

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

For purposes of this description, the term “U.S. Holder” means a beneficial owner of notes who, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust (i) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

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

Effect of Co-Issuance and Source of Interest Payments

Although JBS USA, JBS USA Food Company, and JBS Luxembourg Company are co-issuers of the notes under the indentures and, therefore, are each liable for repayment of the notes in their entirety, for U.S. federal income tax purposes, we intend to treat JBS USA, JBS USA Food Company, and JBS Luxembourg Company, respectively, as the issuer of only the portion of the debt borrowed by each such issuer on the issue date. We currently expect that JBS Luxembourg Company will borrow, and pay interest and principal with respect to, 100% of the notes. It is possible that due to a change in circumstances, each of the other co-issuers could become the sole obligor and borrower for U.S. federal income tax purposes, and as a result, the treatment of the source of interest could change from time to time. Although we intend to treat all of the interest on the notes as being entirely from non-U.S. sources for U.S. federal income tax purposes, the source of the interest income received by a holder with respect to the notes is unclear because the notes are a co-obligation of U.S. and non-U.S. co-issuers and there can be no assurance that the IRS or a court will agree with such treatment. Except as expressly set forth herein, the remainder of this discussion assumes that all of the interest payments on the notes will be treated as non-U.S. source for U.S. federal withholding tax purposes. Notwithstanding our intention to treat interest income received by a holder with respect to the notes as non-U.S. source income for U.S. federal withholding tax purposes, it is possible that withholding agents may treat such income as U.S. source income and withhold U.S. federal withholding tax, including under FATCA (as defined below), if a non-U.S. holder does not establish that the non-U.S. holder qualifies for an exemption from U.S. federal withholding tax and FATCA withholding, each as described below under the heading “— Tax Consequences to Non-U.S. Holders.” As a result, a non-U.S. holder who acquires notes should be aware that a withholding agent may require the non-U.S. holder to provide an applicable IRS Form W-8 at the time a non-U.S. holder first acquires the notes or at any time thereafter while such non-U.S. holder holds the notes in order for the non-U.S. holder to establish an exemption from U.S. federal withholding tax and FATCA withholding. Holders should consult their own tax advisors regarding the possible treatment of some or all of the interest payments (including any additional amounts) on the notes as U.S. source.

Certain Tax Consequences of Substitution or Release of JBS USA Food Company as an Issuer

We may substitute a direct or indirect parent of JBS USA, or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA, for JBS USA as an issuer of the JBS USA Registered Notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes.” Alternatively, if certain conditions are met, we may release JBS USA Food Company as an issuer of the JBS USA Registered Notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Release of JBS USA Food as an Issuer.” Such a modification to the terms of the JBS USA Registered Notes could be treated for U.S. federal income tax purposes as a deemed exchange of (i) the notes as in place prior to such modifications for (ii) new notes as in place after such modifications (“New Notes”). If such modifications resulted in a deemed exchange, such a deemed exchange could be treated as a taxable transaction for U.S. federal income tax purposes in which certain beneficial owners of the notes could be required to recognize gain or loss. The amount of any gain or loss recognized upon such a deemed exchange of a note for a New Note would be determined by reference to the “issue price” of the New Note. The issue price of a New Note will equal the fair market value of such New Note at the time of the deemed exchange if such New Note were considered “publicly traded” for U.S. federal income tax purposes. The rules regarding the determination of issue price are complex and highly detailed. If such a substitution or release is treated as a taxable transaction for U.S. federal income tax purposes, a holder’s holding period in a New Note treated as received in the substitution or release generally will commence on the day after the substitution or release, and a holder’s tax basis in such New Note would generally equal the issue price of such New Note. Generally, any gain or loss recognized as a result of such deemed exchange will be taxed under the rules described below under “— Sale, Exchange, Retirement or Other Taxable Disposition of the Notes.” However, a holder’s ability to recognize any losses may be limited. If the issue price of such New Note is less than its stated redemption price at maturity by more than a de minimis amount, such New Note will be treated as issued with original issue discount for U.S. federal income tax purposes. In such event, holders would be required to include that original issue discount in their income as it accrues, in advance of the receipt of cash corresponding to such income. Additionally, such a substitution or release may impact the source of interest income received by a holder with respect to the New Notes (see “— Effect of Co-Issuance and Source of Interest Payments” for additional discussion regarding the source of interest income received by a holder on the notes), and the tax consequences of continuing ownership and transactions (including dispositions) involving the New Notes may be different, and subject to tax rules imposed by the jurisdiction of the new issuer. Holders should consult their own tax advisors as to the tax considerations relating to modification of the notes in connection with a substitution or release, including the U.S. federal income tax considerations of a deemed exchange and resulting original issue discount, if any.

Satisfaction and Discharge

If we were to obtain a discharge of the indenture within one year of maturity with respect to all of the notes then outstanding, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Satisfaction and Discharge,” such discharge would generally be treated for U.S. federal income tax purposes as a deemed exchange of (i) the notes as in place prior to such modifications for (ii) new notes as in place after such discharge. If such case, holders would face similar U.S. federal income tax consequences to those described above under “— Certain Tax Consequences of Substitution or Release of JBS USA Food Company as an Issuer.” Holders should consult their own tax advisors as to the U.S. federal income tax considerations relating to a discharge, including the U.S. federal income tax considerations of a deemed exchange and resulting original issue discount, if any.

Treatment of the Notes

In certain circumstances, we may be obligated to make a contingent payment upon the redemption of the notes. See ““Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Optional Redemption” and “— Change of Control.” These potential payments may implicate the provisions of Regulations relating to “contingent payment debt instruments” (“CPDIs”). but we do not intend to treat the possibility of such contingent payments on the notes as subjecting the notes to the CPDI rules. Our determination that the notes are not subject to the CPDI rules is binding on a holder, unless such holder discloses its contrary position in the manner required by applicable Regulations. Our determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”) and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on the notes that such holder owns in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes before the resolution of the contingency. In the event that such contingency were to occur, it would affect the amount and timing of the income that a U.S. Holder recognizes. Holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. This discussion assumes that the notes will not be treated as CPDIs.

The notes were issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Interest

Interest on a note, including any Brazilian or Luxembourg or other foreign tax withheld and any additional amounts with respect thereto, as described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Additional Amounts,” will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition, interest on the notes is expected to be treated as foreign source income for U.S. federal income tax purposes.

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

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (other than an amount attributable to accrued but unpaid interest, which will be taxable as discussed above under “— Interest” to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the cost of the note to such holder.

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

Tax Consequences to Non-U.S. Holders

Tax Consequences to Non-U.S. Holders Assuming JBS USA Food Company is Not an Obligor on the Notes for U.S. Federal Income Tax Purposes

Subject to the discussion above under the heading “— Effect of Co-Issuance and Source of Interest Payments”, we intend to treat all of the interest on the notes as being entirely from non-U.S. sources for U.S. federal income tax purposes. In such case, a non-U.S. Holder would not be expected to be subject to U.S. federal tax, including withholding tax, upon the payment of interest on a note or on a non-U.S. Holder’s sale, exchange, retirement or other taxable disposition of a note, unless:

•        such interest or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the interest or gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), in which case such interest or gain will be subject to the treatment discussed below under “— Income Effectively Connected with a U.S. Trade or Business”; or

•        in the case of any interest or gain realized by an individual non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the receipt of such interest or such sale, exchange, retirement or other taxable disposition and certain other conditions are met.

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

Interest

Subject to the discussion above under the heading “— Effect of Co-Issuance and Source of Interest Payments” and the discussion below under the heading “— FATCA” and “— Backup Withholding and Information Reporting”, payments of U.S. source interest on the notes by us or any paying agent to any non-U.S. Holder will not be subject to U.S. federal tax, including withholding tax, provided that:

•        the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of JBS USA Food Company;

•        the non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to JBS USA Food Company through stock ownership;

•        such non-U.S. Holder is not a bank whose receipt of such interest is described in Section 881(c)(3)(A) of the Code;

•        either (a) the non-U.S. Holder certifies on IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form), under penalties of perjury, that it is not a U.S. person or (b) the non-U.S. Holder holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Regulations; and

•        such interest is not effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder.

U.S. source interest that does not satisfy the foregoing exception will be subject to U.S. federal withholding tax, currently at a rate of 30%, unless:

•        such tax is eliminated or reduced under an applicable U.S. income tax treaty and the non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form) establishing such reduction or exemption from withholding tax on interest; or

•        such interest is effectively connected with a U.S. trade or business of the non-U.S. Holder and the non-U.S. Holder provides a properly executed IRS Form W-8ECI (or the appropriate successor form) claiming an exemption from withholding tax on such interest, in which case such interest will be subject to the treatment discussed below under “— Income Effectively Connected with a U.S. Trade or Business.”

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below under the heading “— FATCA” and “— Backup Withholding and Information Reporting”, a non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange, retirement or other taxable disposition of such note, unless:

•        such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), in which case such gain will be subject to the treatment discussed below under “— Income Effectively Connected with a U.S. Trade or Business”; or

•        in the case of any gain realized by an individual non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other taxable disposition and certain other conditions are met, in which case such individual non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the individual non-U.S. Holder’s U.S. source capital gains exceed such individual non-U.S. Holder’s U.S. source capital losses.

Notwithstanding the foregoing, to the extent any portion of the amount realized by a non-U.S. Holder on a sale, exchange, retirement, or other taxable disposition of a note is attributable to accrued but unpaid interest, such portion will be treated as described above with respect to interest payments.

FATCA Withholding

Subject to the discussion above under the heading “— Effect of Co-Issuance and Source of Interest Payments”, under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a non-U.S. Holder of the notes will generally be subject to 30% U.S. withholding tax on payments of stated interest made with respect to the notes if the non-U.S. Holder is (i) a “foreign financial institution” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding the “substantial United States owners” of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Tax Consequences to Non-U.S. Holders — Interest,” the withholding under

FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Withholding may also apply to payments of proceeds of sales or redemptions of the notes, although under proposed regulations issued in December 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply on payments of gross proceeds. Each prospective non-U.S. Holder of notes should consult its own tax advisor regarding these rules, certification of exemption from FATCA withholding and whether FATCA may be relevant to its ownership and disposition of notes.

Income Effectively Connected with a U.S. Trade or Business

If a non-U.S. Holder is engaged in the conduct of a trade or business in the United States and income (including interest) or gain on a note is effectively connected with the conduct of such trade or business (and, if an income tax treaty applies, the income or gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), the non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder (see “— Tax Consequences to U.S. Holders” above), subject to an applicable U.S. income tax treaty providing otherwise.

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

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for noteholder who:

•        is an investor as defined in a specific law (such as the law on family wealth management companies of 11 May 2007, as amended, the law on undertakings for collective investment of 17 December 2010, as amended, the law on specialized investment funds of 13 February 2007, as amended, the law on reserved alternative investment funds of 23 July 2016, the law on securitisation of 22 March 2004, as amended, the law on venture capital vehicles of 15 June 2004, as amended and the law on pension saving companies and associations of 13 July 2005);

•        is, in whole or in part, exempt from tax;

•        acquires, owns or disposes of the notes in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship or management role; or

•        has a substantial interest in an issuer or a deemed substantial interest in an issuer for Luxembourg tax purposes. Generally, a person holds a substantial interest if such person owns or is deemed to own, directly or indirectly, more than 10% of the shares or interest in an entity.

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

In the event the guarantor is required to make any payment in connection with the notes to Non-Brazilian Holders, the guarantor would be required to pay such additional amounts as may be necessary to ensure that the net amounts receivable by the Non-Brazilian Holder after withholding taxes will equal the amounts that would have been payable in the absence of such withholding, subject to certain exceptions, described under “Item 12. Description of Securities Other Than Equity Securities — A. Debt Securities — Description of the JBS USA Registered Notes — Additional Amounts.”

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

You can find the definitions of capitalized terms used in this description and not otherwise defined under the subheading “— Definitions.” In this description, (i) the “Company” refers only to JBS USA Holding Lux S.à r.l. (subject to the Substitution of the Company provisions below) and not to any of its Subsidiaries; (ii) “Issuers” refers only to the Company, JBS USA Food Company (“JBS USA Food”) and JBS Luxembourg Company S.à r.l. and not to any of their respective Subsidiaries; and (iii) “Parent” refers only to JBS S.A. and not to any of its Subsidiaries.

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

Brief Description of the JBS USA Registered Notes and the Guarantees

The JBS USA Registered Notes will be:

•        senior unsecured obligations of the Issuers;

•        equal in ranking (“pari passu”) with all existing and future senior unsecured debt of the Issuers;

•        senior in right of payment to any future subordinated debt of the Issuers;

•        effectively subordinated in right of payment to existing and future secured debt of the Issuers to the extent of the value of the assets securing such obligations;

•        structurally subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of the Company’s Subsidiaries that are not Guarantors, including our Australian Subsidiaries, to the extent of the value of the assets of these entities; and

•        guaranteed on a senior unsecured basis by the Parent Guarantors.

The Guarantees will be:

•        senior unsecured obligations of the Parent Guarantors;

•        effectively subordinated in right of payment to existing and future secured debt of the Parent Guarantors to the extent of the value of the assets securing such obligations;

•        pari passu with all existing and future senior unsecured debt of the Parent Guarantors; and

•        senior in right of payment to any future subordinated debt of the Parent Guarantors.

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

(3)       the exercise of the legal defeasance option or the covenant defeasance option with respect to the notes as described under “— Defeasance” or if the obligations of the Issuers under the applicable Indenture are otherwise discharged in accordance with the terms of the applicable Indenture; or

(4)       a release in accordance with “— Amendments, supplements and waivers.”

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

Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent

The Guarantees of the notes by the Parent Guarantors will be automatically and unconditionally released and discharged upon:

(1)    if, at any time, the Parent Guarantors shall cease to guarantee the Existing 2031 Notes for any reason, including, without limitation, as a result of the “Fall-Away Event” (as defined in the Indenture governing the Existing 2031 Notes) or the full repayment, redemption or defeasance of the Existing 2031 Notes; or

(2)    the exercise of the legal defeasance option or the covenant defeasance option with respect to the notes as described under “— Defeasance” or if the obligations of the Issuers under the applicable Indenture are otherwise discharged in accordance with the terms of such Indenture.

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

(2)    elimination of the covenants set forth under (i) “— Reports — Reports of Parent;” and

(3)    elimination of Events of Default arising under the following clauses described under “— Events of Default”: (4) (under “— Reports — Reports of Parent”), (5), (6), (7), (8) (in each case of clauses (5), (6), (7) and (8), with respect to events and circumstances with respect to Parent and its Subsidiaries other than the Company and its Subsidiaries) and (9) (in its entirety), and delete references to Parent in the second and fourth paragraphs under “— Events of Default.”

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

Optional redemption upon eligible Equity Offerings

Prior to December 1, 2026, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the 2031 Notes (calculated after giving effect to any issuance of additional 2031 Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 103.750% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

•        at least 50% of the original aggregate principal amount of the 2031 Notes (calculated after giving effect to any issuance of additional 2031 Notes) remains outstanding after each such redemption; and

•        such redemption occurs within 120 days after the closing of such Equity Offering.

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

Optional redemption upon eligible Equity Offerings

Prior to January 15, 2027, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the 3.625% 2032 Notes (calculated after giving effect to any issuance of additional 3.625% 2032 Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 103.625% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

•        at least 50% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional 3.625% 2032 Notes) remains outstanding after each such redemption; and

•        such redemption occurs within 120 days after the closing of such Equity Offering.

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

Tax Redemption

If, with respect to series of notes, as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of any Taxing Jurisdiction (as defined below) or any political subdivision or Taxing Authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation, administration or application of such laws, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the applicable Issue Date or, in the event there is a successor issuer or successor or additional guarantor on the notes, on or after the date a successor assumes the obligations under the notes or there is a successor or additional guarantor on the notes, as the case may be, the Company, any Guarantor which is not formed or incorporated under the laws of the United States or any State of the United States or the District of Columbia (each, a “non-U.S. Guarantor”) or any successor issuer or successor or additional guarantor has or will become obligated to pay in respect of such notes Additional Amounts as described below under “— Additional Amounts” in excess of the Additional Amounts the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor would be obligated to pay if payments were subject to withholding or deduction for Taxes imposed by Brazil or Luxembourg at a rate of 0% or, in the case of any successor issuer or successor or additional guarantor the withholding rate in effect at the time such person becomes a successor issuer or successor or additional guarantor (the “Minimum Withholding Level”), the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor may, at their or its option, redeem all, but not less than all, of the notes of each series, at a redemption price equal to 100% of their principal amount, together with any interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 10 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor would, but for such redemption, be obligated to pay Additional Amounts above the Minimum Withholding Level. The Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor will not have the right to so redeem the notes in the event the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor becomes obligated to pay Additional Amounts which are less than the Additional Amounts payable at the Minimum Withholding Level. Notwithstanding the foregoing, none of the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor will have the right to so redeem the notes unless it has taken reasonable measures to avoid the obligation to pay Additional Amounts. For the avoidance of doubt, reasonable measures will not include the Company, non-U.S. Guarantors or any successor issuer or successor or additional guarantor changing or moving jurisdictions.

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

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the notes. The Issuers may be required to offer to purchase the notes as described under the following heading entitled “— Change of Control.” The Issuers may at any time and from time to time purchase the notes of any series in the open market or otherwise. Any notes purchased in the open market or otherwise will be cancelled or remain outstanding as instructed in each case by the Company.

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

(8)    any Luxembourg registration duties (droit d’enregistrement) payable in the case of a voluntary registration of the notes (and/or any document in relation therewith) by any holder or beneficial owner of such notes with the Administration de l’Enregistrement et des Domaines in Luxembourg, when such registration is not required to maintain, preserve, establish or enforce the rights of that holder or beneficial owner under the notes (and/or any document in relation therewith); or

(9)    any combination of items (1) through (8) above.

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

Within 30 days following any Change of Control Triggering Event, unless the Issuers have delivered a redemption notice with respect to all the outstanding notes in accordance with the provisions described under “— Optional redemption,” the Issuers will deliver a notice to each holder (with a copy to the trustee) describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to purchase the notes on a specified date (the “Change of Control Offer”), which date will be a business day no earlier than 30 days nor later than 60 days from the date the notice is delivered (the “Change of Control Payment Date”).

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

The occurrence of a Change of Control would constitute a default under the Senior Secured Credit Agreements. Future debt of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by holders of notes of their right to require the Issuers to repurchase such notes could cause a default under the Senior Secured Credit Agreements or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Issuers’ ability to pay cash to holders of notes upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The Issuers’ failure to purchase notes in connection with a Change of Control Triggering Event would result in a default under the applicable Indenture. The Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified at any time prior to the occurrence of such Change of Control Triggering Event with the written consent of the holders of a majority in principal amount of the notes. See “— Amendments, supplements and waivers.”

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

(2)    JBS USA Food delivers a Guarantee of the notes pursuant to a supplemental indenture; provided, that such Guarantee shall be subject to the release provisions set forth in “— Guarantees — Release of Guarantees of Subsidiary Guarantors”;

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

Limitations on Sale and Leaseback Transactions

The Company shall not, and shall not permit any Significant Subsidiary that guarantees the notes to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless either (x) the Company or such Significant Subsidiary would be entitled pursuant to the provisions described above under “— Limitation on Liens” to Incur a Lien securing Debt on such Principal Property at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the notes or (y) within 365 days after the closing date of such Sale and Leaseback Transaction, the Company or such Significant Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof, (A) to the retirement of Debt of the Company ranking at least on a parity with the notes or Debt of any Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries or (B) to the acquisition, purchase, construction, development, extension or improvement (including any capital expenditure) of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary.

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

In addition, for so long as any notes are outstanding, unless the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise complies with such reporting requirements, the Company shall either (1) maintain a website (which may be non-public, but shall not restrict the recipients of such information from trading in securities) to which holders of notes, prospective investors, securities analysts and market makers that certify that they are qualified institutional buyers or are otherwise eligible to hold the notes (collectively, “Permitted Parties”) are given access and to which the information required by the preceding paragraphs and the information required under “— Reports of Parent” (the “Required Information”) is posted; or (2) distribute via electronic mail the Required Information to beneficial owners of the notes and prospective investors that certify that they are Permitted Parties who request to receive such distributions. If the Company makes available the reports described in clauses (1), (2) or (3) on the Company’s website, it will be deemed to have satisfied the reporting requirement set forth in such applicable clause. The trustee shall have no responsibility whatsoever to determine whether the Required Information has been posted to any such website.

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

Merger, Consolidation and Sale of Assets

The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets determined on a consolidated basis to, another Person unless:

(1)    either

(a)     the Company is the Surviving Person; or

(b)    the Person, if other than the Company, formed by such consolidation or into which the Company is merged or the Person that acquires the properties and assets of the Company substantially as an entirety, the Person to which assets of the Company have been transferred, will be a corporation or limited liability company organized (or equivalent) and existing under the laws of the United States or any State of the United States or the District of Columbia or any other country member of the Organization for Economic Co-operation and Development (OECD) if such successor Person undertakes to pay such Additional Amounts as set forth under “— Additional Amounts” (collectively, the “Permitted Jurisdiction”); provided, however, that if the Person formed by such consolidation or into which the Company is merged or the person that acquires the properties and assets of the Company substantially as an entirety is a limited liability company, JBS USA Finance, Inc. or JBS USA Food shall be a co-obligor on the notes or the Company or such Surviving Person shall cause a Restricted Subsidiary of the Company that is a corporation to become a co-obligor on the notes;

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

(3)    the failure to comply with “— Merger, consolidation and sale of assets” above;

(4)    failure by any Parent Guarantor, the Issuers or any Restricted Subsidiary of the Company to observe or perform (a) the provisions described under the caption “— Reports,” which failure is continuing for a period of 90 days (and may be cured by filing, furnishing or making available, as applicable, the delinquent report within such 90-day period) or (b) any other covenant or agreement contained in the relevant series of notes or the relevant Indenture, which failure continues for a period of 60 days after the Company receives a written notice specifying the default from the trustee or holders of at least 30% in outstanding aggregate principal amount of notes;

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

In addition, the Company may, at its option and at any time, elect to release the Issuers’ and the Guarantors’ obligations with respect to specified covenants (“covenant defeasance”) with respect to the notes, and thereafter any failure by the Company or its Restricted Subsidiaries or Parent and its Restricted Subsidiaries to comply with those covenants will not constitute a Default or an Event of Default with respect to the corresponding series of notes. Moreover, in the event the Company elects to exercise covenant defeasance, nearly all of the events, other than non-payment, described under “— Events of Default” will no longer constitute Events of Default with respect to the corresponding series of notes.

If the Company exercises legal defeasance, payment of the corresponding series of notes may not be accelerated as a result of an Event of Default. If the Company exercises its covenant defeasance option, payment of the corresponding series of notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to any entity other than the Company), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “— Events of Default” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Merger, consolidation and sale of assets” above or of Parent to comply with clause (3) of the third to last paragraph under “— Merger, consolidation and sale of assets” above.

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

“GAAP” means, as used in the applicable Indenture with respect to financial calculations relating to (i) the Company and its Restricted Subsidiaries for purposes of the covenants described under “— Certain Covenants of the Company,” U.S. GAAP and (ii) Parent and its Restricted Subsidiaries for purposes of the covenants described under “— Reports — Reports of Parent,” IFRS.

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

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; provided that all terms of an accounting or financial nature used in the applicable Indenture shall be construed, and all computations of amounts and ratios referred to in the applicable Indenture shall be made (a) without giving effect to any election under FASB Accounting Standards Codification Topic 825 — Financial Instruments, or any successor thereto (including pursuant to the FASB Accounting Standards Codification), to value any Debt of the Company or any of its Subsidiaries at “fair value,” as defined therein and (b) the amount of any Debt under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations (it being understood that all leases and obligations under any leases of any Person that are or would be characterized as operating leases and/or operating lease obligations in accordance with GAAP on February 25, 2016 (whether or not such operating leases and/or operating lease obligations were in effect on such date) shall continue to be accounted for as operating leases and/or operating lease obligations (and not as Capitalized Lease Obligations) for purposes of the applicable Indenture regardless of any change in GAAP following the date that would otherwise require such leases and/or lease obligations to be recognized as right-of-use assets and lease liabilities on the balance sheet). At any time after the applicable Issue Date, the Company may elect to apply IFRS accounting principles in lieu of U.S. GAAP and, upon any such election, references herein to U.S. GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the applicable Indenture).

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

While we have experienced cybersecurity incidents to date, including a material incident in 2021 (as described under “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industries — We depend on our information technology systems, and any failure of these systems could adversely affect our business”), we are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

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

Exhibit No.	Description
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

____________

*        Filed herewith.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on its behalf.

Date: October 2, 2024	JBS S.A.
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

We identified the evaluation of the income tax benefit as a critical audit matter. Evaluating the application of the current tax regulations in various foreign jurisdictions to the Company’s business, including the Company’s assessment of the effects of certain transactions and changes to tax regulations on the income tax benefit, required complex auditor judgment and the use of tax professionals with specialized skills.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s income tax process. This included controls over the identification of changes to tax laws in the jurisdictions in which the Company operates and the Company´s evaluation of the tax consequences of certain transactions. We involved income tax professionals with specialized skills and knowledge in various tax jurisdictions, who assisted in evaluating the Company’s interpretation and application of tax regulations, including the associated income tax consequences of changes in those regulations. They also assisted in assessing the tax effects of certain transactions, including reviewing the underlying documentation and evaluating the impact on the Company’s income tax calculations.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

São Paulo, Brazil

October 2, 2024

JBS S.A. Consolidated statements of financial position In thousands of United States dollar — US$
	Note	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,569,517	2,526,431
Margin cash	3	132,461	130,209
Trade accounts receivable	4	3,390,856	3,878,125
Inventories	5	5,101,230	5,393,582
Biological assets	6	1,712,153	1,861,106
Recoverable taxes	7	919,120	1,021,701
Derivative assets		87,795	84,890
Other current assets		323,194	319,678
TOTAL CURRENT ASSETS		16,236,326	15,215,722

NON-CURRENT ASSETS
Recoverable taxes	7	1,744,275	1,756,630
Biological assets	6	531,477	501,958
Related party receivables	8	118,554	182,268
Deferred income taxes	9	774,861	605,880
Derivative assets		81,940	23,615
Other non-current assets		319,226	214,293
		3,570,333	3,284,644

Investments in equity-accounted investees		56,601	56,507
Property, plant and equipment	10	12,918,249	11,915,363
Right of use assets	11	1,705,710	1,605,093
Intangible assets	12	1,985,595	1,979,491
Goodwill	13	6,105,020	5,828,691
TOTAL NON-CURRENT ASSETS		26,341,508	24,669,789
TOTAL ASSETS		42,577,834	39,885,511

JBS S.A. Consolidated statements of financial position — (Continued) In thousands of United States dollar — US$
	Note	December 31, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	5,257,053	5,943,139
Supply chain finance	14	948,066	588,592
Loans and financing	15	891,570	1,577,047
Income taxes	16	83,247	91,070
Other taxes payable	16	144,002	139,088
Payroll and social charges	17	1,297,181	1,198,063
Lease liabilities	11	352,627	342,747
Dividends payable		400	35
Provisions for legal proceedings	19	197,440	174,240
Derivative liabilities		144,251	107,238
Other current liabilities		581,123	410,491
TOTAL CURRENT LIABILITIES		9,896,960	10,571,750

NON-CURRENT LIABILITIES
Loans and financings	15	19,107,567	16,123,101
Income and other taxes payable	16	94,368	116,151
Payroll and social charges	17	490,503	455,942
Lease liabilities	11	1,488,600	1,379,086
Deferred income taxes	9	1,360,257	1,363,072
Provisions for legal proceedings	19	315,953	253,250
Other non-current liabilities		115,840	77,013
TOTAL NON-CURRENT LIABILITIES		22,973,088	19,767,615

EQUITY	20
Share capital – common shares		13,177,841	13,177,841
Capital reserve		(186,009)	(193,118)
Other reserves		(36,413)	(35,177)
Profit reserves		3,623,632	4,299,711
Accumulated other comprehensive loss		(7,554,007)	(8,349,081)
Attributable to company shareholders		9,025,044	8,900,176
Attributable to non-controlling interest		682,742	645,970
TOTAL EQUITY		9,707,786	9,546,146
TOTAL LIABILITIES AND EQUITY		42,577,834	39,885,511

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$ (except for earnings per share)
	Note	2023	2022	2021
NET REVENUE	21	72,918,123	72,613,910	65,042,706
Cost of sales	26	(64,950,972)	(61,070,237)	(52,753,839)
GROSS PROFIT		7,967,151	11,543,673	12,288,867

Selling expenses	26	(4,594,334)	(4,681,689)	(3,551,755)
General and administrative expenses	26	(2,315,074)	(2,290,031)	(2,821,182)
Other income	26.1	148,625	311,057	100,745
Other expenses	26.1	(122,228)	(99,619)	(32,606)
NET OPERATING EXPENSES		(6,883,011)	(6,760,282)	(6,304,798)

OPERATING PROFIT		1,084,140	4,783,391	5,984,069

Finance income	22	584,216	808,612	430,707
Finance expense	22	(1,937,621)	(2,050,310)	(1,369,186)
NET FINANCE EXPENSE		(1,353,405)	(1,241,698)	(938,479)

Share of profit of equity account investees		9,537	11,800	17,178
PROFIT (LOSS) BEFORE TAXES		(259,728)	3,553,493	5,062,768

Current income taxes	9	(69,460)	(515,264)	(1,402,643)
Deferred income taxes	9	197,453	105,308	158,513
TOTAL INCOME TAXES		127,993	(409,956)	(1,244,130)
NET INCOME (LOSS)		(131,735)	3,143,537	3,818,638

ATTRIBUTABLE TO:
Company shareholders		(198,869)	2,997,488	3,811,442
Non-controlling interest		67,134	146,049	7,196
		(131,735)	3,143,537	3,818,638
Basic and diluted earnings (loss) per share – common shares (US$)	23	(0.09)	1.34	1.54

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$ (except for earnings per share)
	Note	2023	2022	2021
Net income (loss)	25	(131,735)	3,143,537	3,818,638

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	20 e.1	179,612	137,499	(230,817)
Gain (loss) on foreign currency translation adjustments		560,954	(660,075)	(431,038)
Gain (loss) on cash flow hedge	27	6,873	(48,526)	38,153
Deferred income tax on gain (loss) on cash flow hedge		(1,744)	16,499	(12,972)
Valuation adjustments to equity in subsidiaries		(13,143)	(6,360)	12,380
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		11,181	13,405	41,623
Income tax on gain associated with pension and other postretirement benefit obligations		(2,837)	(3,364)	(7,313)
Total other comprehensive income (loss)		740,896	(550,922)	(589,984)
Comprehensive Income		609,161	2,592,615	3,228,654

Total comprehensive income attributable to:
Company shareholders		567,326	2,506,090	3,227,716
Non-controlling interest		41,835	86,525	938
		609,161	2,592,615	3,228,654

The accompanying notes are an integral part of these consolidated financial statements.

JBS S.A. Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 In thousands of United States dollar — US$
	Note	Share capital	Capital reserves			Other reserves	Profit reserves					Other comprehensive income		Retained earnings (loss)	Total	Non- controlling interest	Total equity
			Premium on issue of shares	Capital transaction	Stock options		Treasury shares	Legal	Investments statutory	Additional dividends	Tax- incentive reserve	VAE	FCTA
BALANCE ON JANUARY 1, 2021		13,177,841	36,321	(163,716)	10,467	(32,766)	(107,550)	271,919	1,760,862	273,065	—	27,094	(7,534,775)	—	7,718,762	660,438	8,379,200
Net income		—	—	—	—	—	—	—	—	—	—	—	—	3,811,442	3,811,442	7,196	3,818,638
Loss on net investment in foreign operations(4)		—	—	—	—	—	—	—	—	—	—	—	(230,817)	—	(230,817)	—	(230,817)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	(18,780)	—	—	(258,996)	(140,344)	(418,120)	(12,918)	(431,038)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	25,181	—	—	25,181	—	25,181
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—		12,465	—	—	12,465	(85)	12,380
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	27,565	—	—	27,565	6,745	34,310
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(18,780)	—	65,211	(489,813)	3,671,098	3,227,716	938	3,228,654

Purchase of treasury shares	20 d1	—	—	—	—	—	(1,922,142)	—	—	—	—	—	—	—	(1,922,142)	—	(1,922,142)
Sale of treasury shares	20 d1	—	—	—	—	—	713	—	(713)	—	—	—	—	—	—	—	—
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,408,870	—	(1,408,870)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	9,518	—	—	—	—	—	—	—	—	(80)	—	9,438	2,333	11,771
Treasury shares used in stock option plan		—	—	—	(322)	—	811	—	(488)	—	—	—	—	—	1	—	1
Realization of other reserves	20 c	—	—	—	—	(981)	—	—	—	—	—	—	—	981	—	—	—
Constitution legal reserve	20 d3	—	—	—	—	—	—	183,555	—	—	—	—	—	(183,555)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	2,613,191	—	—	—	—	(2,613,191)	—	—	—
Additional dividends to be distributed		—	—	—	—	—	—	—	—	(254,285)	—	—	—	—	(254,285)	—	(254,285)
Dividends distributed		—	—	—	—	—	—	—	—	—	—	—	—	(875,335)	(875,335)	(5,357)	(880,692)
Dividends reversal		—	—	—	—	—	—	—	—	—	—	—	—	2	2	—	2
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,443	2,443
BALANCE ON DECEMBER 31, 2021		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952

JBS S.A. Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 — (Continued) In thousands of United States dollar — US$
	Note	Share capital	Capital reserves			Other reserves	Profit reserves				Other comprehensive income		Retained earnings (loss)	Total	Non- controlling interest	Total equity
			Premium on issue of shares	Capital transaction(1)	Stock options		Treasury shares	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA
BALANCE ON JANUARY 1, 2022		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income		—	—	—	—	—	—	—	—	—	—	—	2,997,488	2,997,488	146,049	3,143,537
Loss on foreign currency translation adjustments(4)		—	—	—	—	—	47,776	—	(110,117)	—	—	(523,602)	(12,339)	(598,282)	(61,793)	(660,075)
Gain on net investment in foreign operations(2)		—	—	—	—	—	—	—	—	—	—	137,499	—	137,499	—	137,499
Loss on cash flow hedge(5)		—	—	—	—	—	—	—	—	—	(32,027)	—	—	(32,027)	—	(32,027)
Valuation adjustments to equity in subsidiaries(3)		—	—	—	—	—	—	—	—	—	(6,514)	—	—	(6,514)	154	(6,360)
Loss associated with pension and other postretirement benefit obligations		—	—	—	—	—	—	—	—	—	7,926	—	—	7,926	2,115	10,041
Total comprehensive income (loss)		—	—	—	—	—	47,776	—	(110,117)	—	(30,615)	(386,103)	2,985,149	2,506,090	86,525	2,592,615

Purchase of treasury shares(1)	20 d1	—	—	—	—	—	(719,393)	—	—	—	—	—	—	(719,393)	—	(719,393)
Sale of treasury shares	20 d1	—	—	—	—	—	169,408	—	(1,903)	—	—	—	—	167,505	—	167,505
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,121,507	—	(1,121,507)	—	—	—	—	—	—	—
Share-based compensation	24	—	—	6,219	—	—	—	—	—	—	—	—	—	6,219	1,396	7,615
Realization of other reserves	20 c	—	—	—	—	(1,430)	—	—	—	—	—	—	1,430	—	—	—
Proposed interim dividends		—	—	—	—	—	—	—	—	—	—	—	(450,767)	(450,767)	—	(450,767)
Distribution of proposed interim dividends	18	—	—	—	—	—	—	—	—	—	—	—	(422,033)	(422,033)	—	(422,033)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Constitution legal reserve	20 d3	—	—	—	—	—	—	148,129	—	—	—	—	(148,129)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	1,694,844	—	—	—	(1,694,844)	—	—	—
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(91,605)	—	—	—	—	—	—	—	—	—	(91,605)	(98,139)	(189,744)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(5,002)	(5,002)
Acquisitions of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	3,034	3,034
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	(496,545)	767,354	—	—	(270,809)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,639)	(2,639)
BALANCE ON DECEMBER 31, 2022		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146

BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	(198,869)	(198,869)	67,134	(131,735)
Gains on foreign currency translation adjustments(4)		—	—	—	—	—	—	—	—	—	—	618,297	(30,467)	587,830	(26,876)	560,954
Gain on net investment in foreign operations(2)		—	—	—	—	—	—	—	—	—	—	179,612	—	179,612	—	179,612
Loss on cash flow hedge, net of tax(5)		—	—	—	—	—	—	—	—	—	5,129	—	—	5,129	—	5,129
Valuation adjustments to equity in subsidiaries(3)		—	—	—	—	—	—	—	—	—	(13,143)	—	—	(13,143)	—	(13,143)

JBS S.A. Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 — (Continued) In thousands of United States dollar — US$
	Note	Share capital	Capital reserves			Other reserves	Profit reserves				Other comprehensive income		Retained earnings (loss)	Total	Non- controlling interest	Total equity
			Premium on issue of shares	Capital transaction(1)	Stock options		Treasury shares	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	6,767	—	—	6,767	1,577	8,344
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	—	(1,247)	797,909	(229,336)	567,326	41,835	609,161

Share-based compensation	24	—	—	7,109	—	—	—	—	—	—	—	(1,588)	—	5,521	1,392	6,913
Realization of other reserves	20 c	—	—	—	—	(1,236)	—	—	—	—	—	—	1,236	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	(696,226)	—	—	—	696,226	—	—	—
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(6,318)	(6,318)
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	—	20,147	—	—	(20,147)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
BALANCE ON DECEMBER 31, 2023		13,177,841	36,321	(232,475)	10,145	(36,413)	—	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786

____________

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

JBS S.A. Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021 — (Continued) In thousands of United States dollar — US$
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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information

1.1    Reporting entity

JBS S.A (“JBS” or the “Group”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Consolidated financial statements comprise the Group and its subsidiaries (collectively, the ‘Group’) as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, that were authorized by the Board of Directors on October 2, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 — Brasil, Bolsa Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

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

	- Distribution centers and harbors.	14

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information (cont.)

Main activities in Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	47	Brazil	Indirect	100%	100%	100%
	- Distribution centers, transportation services and harbors.	24
	- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	248
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%	100%
Brazservice Wet Leather S.A (Brazservice)	- Wet blue leather production, processing and commercialization.	1		Direct	100%	100%	100%

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information (cont.)

Main activities outside of Brazil:

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	61
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	157
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%	100%

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

1 Background information (cont.)

Description	Activities	Units	Country	Participation	December 31, 2023	December 31, 2022	December 31, 2021
JBS Toledo NV (Toledo)	- Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	‘- Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapore.	Indirect	100%	100%	100%

2 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

These consolidated financial statements have been revised to amend certain disclosures in the previously issued 2023 consolidated financial statements, as follows:

i.        Note 19 — Provisions for legal proceedings: The Company improved the disclosures to provide more details on the presentation of expenses related to provisions for legal proceedings; and

ii.      Note 20 — Equity: The Company revised the disclosed amount of PPC’s net income for 2021.

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

As of May 23, 2023, the changes to the International Tax Reform — Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 — Income tax and social contribution.

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

IAS 1 and IFRS 7 — Supplier Financing Arrangements (“Risk Drawn”)

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

Judgments:    Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•        Net revenue — transfer of control (note 21);

•        Share-based compensation (note 24);

•        Deferred and current income taxes — uncertain tax treatments (note 9)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

2 Basis of preparation (cont.)

Assumptions and estimation uncertainties:    Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

•        Fair value measurement for biological assets (note 6);

•        Recognition and recoverability of deferred income taxes assets (note 9);

•        Impairment of financial assets (note 4);

•        Key assumptions underlying the impairment test of property, plant and equipment, intangible assets and goodwill (note 10, 12 and 13);

•        Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 19);

•        Derivative financial instruments and hedge accounting (note 27).

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

3 Cash and cash equivalents and margin cash (cont.)

Cash and cash equivalents	December 31, 2023	December 31, 2022
Cash on hand and at banks	1,830,814	1,144,741
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic)(1)	2,738,703	1,381,690
	4,569,517	2,526,431
Margin cash
Margin cash (Restricted cash)	18,191	59,088
Investments in Treasury Bills	114,270	71,121
	132,461	130,209

____________

(1)      CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário — CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

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

	December 31, 2023	December 31, 2022
Current receivables
Domestic sales	1,920,310	2,137,350
Foreign sales	852,566	969,442
Subtotal	2,772,876	3,106,792
Overdue receivables:
From 1 to 30 days	397,753	482,104
From 31 to 60 days	93,175	113,266
From 61 to 90 days	29,490	66,493
Above 90 days	188,300	199,084
Expected credit losses	(84,913)	(82,636)
Present value adjustment(1)	(5,825)	(6,978)
Subtotal	617,980	771,333
Trade accounts receivable, net	3,390,856	3,878,125

____________

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

4 Trade accounts receivable (cont.)

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

Chicken and eggs:

Current (consumable) — are broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products. Eggs are kept in hatcheries from 21 to 25 days.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

6 Biological assets (cont.)

Non-current (bearer assets) — are breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income.

Cattle:

Current (consumable) — are owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) — are breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income.

Hogs:

Current (consumable) — are hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

Non-current (bearer assets) — are hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income.

Fish and eggs:

Current (consumable) — Refers to live finfish weighing more than approximately 1kg that are destined slaughter after the maturation period. Finfish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) — Refers to eggs, juveniles, smolt and live finfish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

Non-current (bearer assets) — Refers to breed stock that are set aside for breeding which have an estimated useful life of 36 months (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets. Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

6 Biological assets (cont.)

Current biological assets (consumable):	December 31, 2023		December 31, 2022
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Chicken and eggs	685,465	560,414	737,911	615,040
Cattle	62,556	19	59,356	60
Hogs	776,125	8,516	859,905	7,922
Lamb	126	1	737	6
Fish (biomass – kg)	187,881	21,678	203,197	25,256
Total current	1,712,153		1,861,106
Non-current biological assets (bearer assets):	December 31, 2023		December 31, 2022
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Mature chickens (breeding stage)	211,021	23,745	173,416	24,598
Immature chickens (in development) and eggs	182,741	16,867	182,498	21,241
Cattle	2,534	1	1,759	1
Hogs	116,160	670	128,634	716
Mature fish (biomass – kg)	2,343	84	2,110	93
Immature fish (biomass – kg) and eggs	14,140	514	11,570	382
Eucalyptus forests (hectares)	2,538	2,232	1,971	2,232
Total non-current	531,477		501,958
Total of biological assets:	2,243,630		2,363,064
	Current			Non-current
Changes in biological assets:	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	1,861,106	1,327,675	984,417	501,958	402,297	342,249
Business combination(1)	(24,542)	171,362	162,064	—	38,020	12,311
Increase by reproduction (born) and cost to reach maturity	12,889,376	12,225,934	10,069,305	836,047	790,192	592,871
Reduction for slaughter, sale or consumption	(13,522,290)	(12,545,787)	(10,428,491)	(66,503)	(82,344)	(52,846)
Purchases	397,946	536,267	431,500	180,727	164,921	162,930
Decrease by death	(168,073)	(81,952)	(33,141)	(17,865)	(14,886)	(9,707)
Fair value adjustments	(85,715)	36,102	(35,455)	700	4	71
Reclassification from non-current to current	307,195	292,149	211,186	(307,195)	(292,149)	(211,186)
Exchange rate variation	57,150	(100,644)	(33,710)	12,426	602	(7,900)
Amortization	—	—	—	(608,818)	(504,699)	(426,496)
Balance at the end of the period	1,712,153	1,861,106	1,327,675	531,477	501,958	402,297

____________

(1)      Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

7 Recoverable taxes

Recoverable taxes as of December 31, 2023 and December 31, 2022 was comprised of the following:

	December 31, 2023	December 31, 2022
Value-added tax on sales and services – ICMS/IVA/VAT/GST	919,634	1,006,814
Social contribution on billings – PIS and COFINS	502,397	527,607
Withholding income tax – IRRF/IRPJ	1,196,502	1,199,323
Excise tax – IPI	22,004	24,478
Reintegra	8,905	9,551
Other	13,953	10,558
	2,663,395	2,778,331

Current	919,120	1,021,701
Non-current	1,744,275	1,756,630
	2,663,395	2,778,331

Value-added tax on sales and services (ICMS/IVA/VAT/GST):    Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Group expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Social contribution on billings — PIS and COFINS:    Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Group started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax — IRRF/IRPJ:    Refers mainly to income tax paid from foreign subsidiaries, Brazilian withholding income tax levied on short-term investments and income tax and social contribution prepayments paid by estimate. As of December 31, 2023 the amount of US$ 886,130 (US$ 730,069 as of December 31, 2022) relates to advances of income taxes in foreign jurisdictions, which do not expire.

Excise tax — IPI:    Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values — Reintegra:    Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 — Reporting entity. The J&F Investimentos S.A.is the ultimate controller party of the Group

Related party receivables

	December 31, 2023	December 31, 2022
J&F Oklahoma Holdings Inc – Associate	—	76,665
J&F Investimentos S.A.(1)	117,930	104,101
Flora Produtos de Higiene e Limpeza S.A. – Associate	624	1,502
	118,554	182,268

____________

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

	Balance at January 1, 2023	Statement of income	Exchange variation	Other Adjustments(1)	Balance at December 31, 2023
Tax losses and negative basis of social contribution	649,164	154,719	36,289	—	840,172
Expected credit losses on trade accounts receivable	31,572	4,869	1,645	—	38,086
Provisions for contingencies	94,153	(19,037)	3,724	—	78,840
Present value adjustment	11,326	(4,401)	723	—	7,648
Tax credits	13,196	10,480	(19)	28	23,685
Labor accident accruals	6,139	1,788	—	—	7,927
Pension plan	10,485	3,700	(17)	(2,212)	11,956
Trade accounts payable accrual	284,235	(12,388)	5,665	—	277,512
Non-deductible interest	76,563	135,394	1	—	211,958
Right of use assets	22,583	1,848	986	—	25,417
Other temporary differences – assets	141,120	(16,514)	(6,167)	5,955	124,394
Goodwill amortization	(785,958)	(11,163)	(54,719)	—	(851,840)
Present value adjustment – Trade accounts payable	(8,105)	2,595	(554)	—	(6,064)
Business combinations	(441,428)	(16)	(2,806)	—	(444,250)
Inventory valuation	(109,703)	(97,383)	1	—	(207,085)
Hedge operations	8,209	(32,815)	(85)	(673)	(25,364)
Realization of other reserves	(110,379)	3,223	(8,484)	—	(115,640)
Accelerated depreciation and amortization	(586,839)	72,554	—	—	(514,285)
Other temporary differences – liabilities	(63,525)	—	(4,938)	—	(68,463)
Deferred taxes, net	(757,192)	197,453	(28,755)	3,098	(585,396)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

	Balance at January 1, 2022	Statement of income	Exchange variation	Other Adjustments(1)	Balance at December 31, 2022
Tax losses and negative basis of social contribution	431,501	200,298	16,863	502	649,164
Expected credit losses on trade accounts receivable	26,259	3,903	1,410	—	31,572
Provisions for contingencies	97,506	(9,963)	6,610	—	94,153
Present value adjustment	8,165	2,625	536	—	11,326
Tax credits	13,438	(225)	36	(53)	13,196
Rules for Animal Farming – Foreign Subsidiaries	7,815	—	(7,815)	—	—
Labor accident accruals	39,203	(33,065)	1	—	6,139
Pension plan	21,677	(5,487)	17	(5,722)	10,485
Trade accounts payable accrual	257,023	17,101	10,111	—	284,235
Non-deductible interest	5,894	70,669	—	—	76,563
Right of use assets	6,072	16,077	434	—	22,583
Other Active Temporary Differences	53,439	85,724	1,702	255	141,120
Goodwill amortization	(705,645)	(36,002)	(44,311)	—	(785,958)
Present value adjustment – Trade accounts payable	(6,015)	(1,716)	(374)	—	(8,105)
Business combinations	(473,415)	43,905	(5,335)	(6,583)	(441,428)
Inventory valuation	23,596	(133,299)	—	—	(109,703)
Customer returns accruals – Foreign subsidiaries	(33,416)	33,416	—	—	—
Hedge operations	(27,002)	20,698	620	13,893	8,209
Realization of other reserves	(106,120)	3,156	(7,415)	—	(110,379)
Accelerated depreciation and amortization	(492,570)	(93,828)	(441)	—	(586,839)
Other temporary differences – liabilities	(29,128)	(78,679)	45,755	(1,473)	(63,525)
Deferred taxes, net	(881,723)	105,308	18,404	819	(757,192)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

	Balance at January 1, 2021	Statement of income	Exchange variation	Other Adjustments(1)	Balance at December 31, 2021
Tax losses and negative basis of social contribution	361,006	90,950	(20,455)	—	431,501
Expected credit losses on trade accounts receivable	21,418	6,424	(1,583)	—	26,259
Provisions for contingencies	96,790	7,555	(6,839)	—	97,506
Present value adjustment	5,680	2,529	(44)	—	8,165
Tax credits	9,817	3,603	—	18	13,438
Biological assets	11,511	(3,695)	(1)	—	7,815
Labor accident accruals	40,262	(1,058)	(1)	—	39,203
Pension plan	33,686	(2,673)	(12)	(9,324)	21,677
Trade accounts payable accrual	181,471	75,552	—	—	257,023
Share-based payments	253	(246)	(7)	—	—
Non-deductible interest	481	5,411	2	—	5,894
Right of use assets	7,809	(1,391)	(346)	—	6,072
Other temporary differences – assets	98,252	(40,107)	(4,706)	—	53,439
Goodwill amortization	(697,073)	(52,388)	43,816	—	(705,645)
Present value adjustment – Trade accounts payable	304	(6,497)	178	—	(6,015)
Business combinations	(323,680)	18,301	9,158	(177,194)	(473,415)
Customer return accruals	(32,679)	(737)	—	—	(33,416)
Inventory valuation	(97,093)	120,673	—	16	23,596
Hedge operations(3)	279	(16,565)	3,895	(14,611)	(27,002)
Realization of other reserves	(116,908)	2,846	7,942	—	(106,120)
Accelerated depreciation and amortization	(417,396)	(75,196)	22	—	(492,570)
Other temporary differences – liabilities	(68,697)	25,222	14,522	(175)	(29,128)
Deferred taxes, net	(884,507)	158,513	45,541	(201,270)	(881,723)

____________

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

(2)      The hedge and hedge accounting operations are demonstrated in footnote 27 — Risk management and financial instruments.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

b.      Reconciliation of income tax and social contribution expense:

	2023	2022	2021
Accounting result before taxation	(259,728)	3,553,493	5,062,768
Brazilian statutory corporate tax rate	(34)%	(34)%	(34)%
Expected tax benefit (expense)	88,308	(1,208,188)	(1,721,341)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	3,243	4,013	5,840
Non-taxable tax benefits(1)	461,726	447,843	165,051
Difference of tax rates on taxable income from foreign subsidiaries	(16,299)	317,989	509,139
Transfer pricing adjustments	(12,265)	(34,145)	(5,782)
Profits taxed by-foreign jurisdictions(3)	(203,986)	(266,049)	(241,922)
Deferred income tax not recognized	(372,932)	94,238	(155,877)
Withholding tax expense	—	(172)	—
Non-taxable interest – Foreign subsidiaries	140,284	129,703	108,072
Donations and social programs expenses(4)	(7,524)	(114)	(2,572)
SELIC interest on tax credits(2)	6,521	5,127	51,650
Double Jurisdiction Taxation	—	35,138
Other permanent differences	40,917	64,661	43,612
Current and deferred income tax benefit (expense)	127,993	(409,956)	(1,244,130)

Current income tax	(69,460)	(515,264)	(1,402,643)
Deferred income tax	197,453	105,308	158,513
	127,993	(409,956)	(1,244,130)
Effective income tax rate	49.28%	(11.54)%	(24.57)%

____________

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

(4)      Refers to the donations, as described in Note 26 — Expenses by nature.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

Global Minimum Tax:    The Organization for Economic Cooperation and Development — OECD is an international organization made up of 38 member countries that work on establishing international standards seeking solutions to a series of social, economic, and environmental challenges, from improving economic performance, creating jobs to promoting solid education and combating international tax avoidance.

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

				Net amount
	Useful life	Cost	Accumulated depreciation	December 31, 2023	December 31, 2022
Buildings	5 to 60 years	6,480,294	(2,175,149)	4,305,145	3,779,963
Land	—	1,209,739	—	1,209,739	1,056,590
Machinery and equipment	3 to 30 years	9,539,760	(5,229,170)	4,310,590	3,832,826
Facilities	10 to 30 years	1,176,199	(412,163)	764,036	575,290
Computer equipment	2 to 15 years	453,965	(287,674)	166,291	116,263
Vehicles (land and air)	3 to 35 years	438,490	(165,827)	272,663	214,898
Construction in progress	—	1,636,719	—	1,636,719	2,124,483
Others	2 to 25 years	602,590	(349,524)	253,066	215,050
		21,537,756	(8,619,507)	12,918,249	11,915,363

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

10 Property, plant and equipment (cont.)

Changes in property, plant and equipment:

	Balance at January 1, 2023	Adjustment in business combination(3)	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2023
Buildings	3,779,963	4	680,142	(32,725)	(263,669)	141,430	4,305,145
Land	1,056,590	—	118,254	(14,345)	—	49,240	1,209,739
Machinery and equipment	3,832,826	10,180	989,430	(37,382)	(610,850)	126,386	4,310,590
Facilities	575,290	—	184,128	(2,783)	(44,024)	51,425	764,036
Computer equipment	116,263	—	90,951	(710)	(44,804)	4,591	166,291
Vehicles (land and air)	214,898	—	99,659	(8,736)	(43,559)	10,401	272,663
Construction in progress	2,124,483	—	(558,747)	(4,046)	—	75,029	1,636,719
Other	215,050	(15)	77,369	(9,105)	(36,973)	6,740	253,066
	11,915,363	10,169	1,681,186	(109,832)	(1,043,879)	465,242	12,918,249
	Balance at January 1, 2022	Acquired in business combination(2)	Additions net of transfers(1)	Disposals	Business combination adjustment(4)	Depreciation	Exchange rate variation	Balance at December 31, 2022
Buildings	3,500,837	120,213	360,757	(3,900)	5	(235,102)	37,154	3,779,964
Land	944,922	81,496	25,770	(5,316)	—	—	9,718	1,056,590
Machinery and equipment	3,569,854	90,861	738,953	(6,308)	75	(569,888)	9,279	3,832,826
Facilities	487,028	854	86,100	(92)	—	(32,225)	33,625	575,290
Computer equipment	121,960	705	39,875	(4,299)	—	(41,298)	(679)	116,264
Vehicles (land and air)	180,960	12,306	61,945	(7,497)	12	(34,571)	1,743	214,898
Construction in progress	1,218,888	4,990	892,255	(980)	—	—	9,330	2,124,483
Other	183,840	6,198	61,123	(1,557)	12	(34,968)	400	215,048
	10,208,289	317,623	2,266,778	(29,949)	104	(948,052)	100,570	11,915,363
	Balance at January 1, 2021	Acquired in business combination(2)	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2021
Buildings	3,298,443	137,443	398,731	(13,789)	(204,340)	(115,651)	3,500,837
Land	933,072	24,883	29,937	(3,788)	—	(39,182)	944,922
Machinery and equipment	3,222,626	269,328	690,187	(10,364)	(506,569)	(95,354)	3,569,854
Facilities	448,944	—	97,708	(538)	(27,058)	(32,028)	487,028
Computer equipment	99,987	3,348	60,764	(253)	(40,633)	(1,253)	121,960
Vehicles (land and air)	122,597	53,032	46,105	(8,455)	(26,366)	(5,953)	180,960
Construction in progress	792,178	19,939	442,425	—	—	(35,654)	1,218,888
Other	159,742	4,461	51,668	(1,323)	(28,429)	(2,279)	183,840
	9,077,589	512,434	1,817,525	(38,510)	(833,395)	(327,354)	10,208,289

____________

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

11.1 Right of use asset

	range of lease terms	Cost	Accumulated amortization	Net amount
				December 31, 2023	December 31, 2022
Growing facilities	1 to 13 years	1,276,977	(471,607)	805,370	823,989
Buildings	2 to 30 years	786,789	(254,685)	532,104	426,996
Vehicles (land)	1 to 20 years	437,146	(213,426)	223,720	201,655
Machinery and equipment	1 to 10 years	263,218	(173,117)	90,101	104,890
Operating plants	1 to 11 years	36,386	(16,691)	19,695	18,706
Land	1 to 30 years	39,121	(19,935)	19,186	19,641
Computer equipment	1 to 5 years	27,743	(12,209)	15,534	9,216
		2,867,380	(1,161,670)	1,705,710	1,605,093

Changes in the right of use asset:

	Balance at January 1, 2023	Acquired in business combination(2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2023
Growing facilities	823,989	(10,552)	146,905	(16,458)	(167,078)	28,564	805,370
Buildings	426,996	—	190,185	(26,573)	(83,876)	25,372	532,104
Vehicles (land)	201,655	—	94,448	(884)	(72,532)	1,033	223,720
Machinery and equipment	104,890	—	33,933	(1,120)	(51,140)	3,538	90,101
Operating plants	18,706	—	6,061	(138)	(6,317)	1,383	19,695
Land	19,641	—	1,438	(24)	(2,604)	735	19,186
Computer equipment	9,216	—	10,728	4	(5,225)	811	15,534
	1,605,093	(10,552)	483,698	(45,193)	(388,772)	61,436	1,705,710

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

11 Leases (cont.)

	Balance at January 1, 2022	Acquired in business combination(1)	Adjustment in business combination(2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2022
Growing facilities	610,411	143,298	—	224,140	(39,393)	(130,460)	15,993	823,989
Buildings	396,209	63	—	127,081	(4,310)	(63,189)	(28,858)	426,996
Vehicles (land, air and sea)	220,607	585	—	84,994	(8,486)	(88,730)	(7,315)	201,655
Machinery and equipment	124,304	1,743	—	37,953	(4,349)	(54,279)	(482)	104,890
Operating plants	20,358	—	—	6,269	(4,396)	(4,492)	967	18,706
Land	19,698	824	48	2,761	(14)	(2,754)	(922)	19,641
Computer equipment	12,007	—	—	3	(52)	(3,482)	740	9,216
Furniture and appliances	15	—	—	—	(14)	(3)	2	—
	1,403,609	146,513	48	483,201	(61,014)	(347,389)	(19,875)	1,605,093
	Balance at January 1, 2021	Acquired in business combination	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2021
Growing facilities	489,766	—	323,387	(94,040)	(99,139)	(9,563)	610,411
Buildings	304,791	43,273	135,572	(11,002)	(59,402)	(17,023)	396,209
Vehicles (land, air and sea)	152,437	74,399	82,392	(7,895)	(78,514)	(2,212)	220,607
Machinery and equipment	124,034	390	59,438	(2,376)	(55,944)	(1,238)	124,304
Operating plants	21,169	899	4,359	(797)	(3,655)	(1,617)	20,358
Land	15,840	5,066	324	(16)	(1,812)	296	19,698
Computer equipment	5,091	—	21,910	(9)	(7,369)	(7,616)	12,007
Furniture and appliances	22	—	4	—	(8)	(3)	15
	1,113,150	124,027	627,386	(116,135)	(305,843)	(38,976)	1,403,609

____________

(1)      Refers to Rivalea’s, which was acquired during the first quarter of 2022.

(2)      Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year.

11.2 Lease liabilities

	December 31, 2023	December 31, 2022
Undiscounted lease payments	2,262,433	2,089,765
Present value adjustment	(421,206)	(367,932)
	1,841,227	1,721,833
Breakdown:
Current liabilities	352,627	342,747
Non-current liabilities	1,488,600	1,379,086
	1,841,227	1,721,833

Changes in the lease liability:

	Balance at January 1, 2023	Business Combination Adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	(3,186)	1,841,227

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

11 Leases (cont.)

	Balance at January 1, 2022	Acquired in business combination(1)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2022
Lease liability	1,506,043	146,446	489,251	82,403	(434,488)	(61,302)	(6,520)	1,721,833
	Balance at January 1, 2021	Acquired in business combination	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2021
Lease liability	1,174,686	147,645	634,868	64,593	(359,893)	(116,329)	(39,527)	1,506,043

____________

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

12 Intangible assets (cont.)

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

		Net amount
	Useful life	December 31, 2023	December 31, 2022
Trademarks	Undefined	1,092,793	1,050,106
Trademarks	2 to 20 years	341,183	315,912
Software	2 to 15 years	24,941	21,079
Water rights	Undefined	11,391	11,347
Customer relationships	3 to 20 years	486,166	549,705
Supplier contract	7 to 17 years old	28,077	30,509
Other	2 to 17 years	1,044	833
		1,985,595	1,979,491

Changes in intangible assets:

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2023
Amortizing:
Trademarks	315,912	35,496	—	(24,166)	13,941	341,183
Software	21,079	7,527	(12)	(5,121)	1,468	24,941
Customer relationships	549,705	2,370	(2,434)	(74,213)	10,738	486,166
Supplier contracts	30,509	—	—	(3,822)	1,390	28,077
Others	833	501	(28)	(275)	13	1,044
Non-amortizing:
Trademarks	1,050,106	367	—	—	42,320	1,092,793
Water rights	11,347	—	—	—	44	11,391
	1,979,491	46,261	(2,474)	(107,597)	69,914	1,985,595
	Balance at January 1, 2022	Acquired in business combination	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2022
Amortizing:
Trademarks	335,452	21,138	6	—	(22,230)	(18,454)	315,912
Software	16,609	57	8,081	—	(4,503)	835	21,079
Customer relationships	645,509	2,804	—	1,099	(76,529)	(23,178)	549,705
Supplier contracts	32,967	—	—	—	(3,773)	1,315	30,509
Others	1,001	556	38	—	(746)	(16)	833
Non-amortizing:
Trademarks	1,107,993	3,793	331	834	—	(62,845)	1,050,106
Water rights	11,595	—	—	—	—	(248)	11,347
	2,151,126	28,348	8,456	1,933	(107,781)	(102,591)	1,979,491

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

12 Intangible assets (cont.)

	Balance at January 1, 2021	Acquired in business combination	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2021
Amortizing:
Trademarks	73,241	286,576	—	—	(19,258)	(5,107)	335,452
Software	13,961	6	6,160	(19)	(4,212)	713	16,609
Customer relationships	499,757	251,262	—	—	(79,830)	(25,680)	645,509
Supplier contracts	35,933	—	2,077	—	(3,646)	(1,397)	32,967
Others	833	724	—	—	(536)	(20)	1,001
Non-amortizing:
Trademarks	868,615	261,637	1,574	—	—	(23,833)	1,107,993
Water rights	11,775	—	—	—	—	(180)	11,595
	1,504,115	800,205	9,811	(19)	(107,482)	(55,504)	2,151,126

13 Goodwill

Changes in goodwill:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at the beginning of the period	5,828,691	5,835,418	5,558,462
Acquired in business combination	—	18,725	510,397
Business combinations adjustment(1)	11,842	5,955	—
Disposal	—	(16,358)	—
Exchange rate variation	264,487	(15,049)	(233,441)
Balance at the end of the period	6,105,020	5,828,691	5,835,418

____________

(1)      Refers to the business combination adjustment in TriOak.

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

____________

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

•        Revenue of this CGU group includes sales from beef operations in Brazil. Revenues growth was projected considering the availability of cattle, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimates of inflation for the domestic market and exchange rate variation for exports.

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, especially cattle. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Estimated growth rate was projected considering past experiences and forecasts as follows:

•        Revenue includes sales from pork, chicken and other products in Brazil. Revenue growth was projected considering the availability of chicken and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Estimated growth rate was projected considering past experiences and forecasts as follows:

•        Revenue of this CGU group includes sales from chicken operations in Europe, which consists of Moy Park’s operations. Revenue growth was projected considering the availability of chicken, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2023 and 2022, estimated value in-use exceeded the carrying amount of the CGU group

iv. Usa Pork

The key assumptions used in the estimation of the value in-use are set out below:

	2023	2022
Discount rate (pre tax)	9.8%	10.7%
Terminal value growth rate	2.5%	0.5%
Estimated growth rate (average for the next 5 years)	2.8%	0.8%

•        Revenue of this CGU group includes sales from pork operations in the U.S. Revenue growth was projected considering the availability pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of primary raw materials.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Estimated growth rate was projected considering past experiences and forecasts as follows:

•        Revenue of this CGU group includes sales from beef operations in Australia. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials. In addition, we considered efficiency improvements related to the integration of the acquisition.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Estimated growth rate was projected considering past experiences and forecasts as follows:

•        Revenue of this CGU group includes sales from the Smallgoods operations in Australia, consisting of Primo’s operations. Revenue growth was projected considering the availability of cattle and pork, total slaughtering capacity and utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

13 Goodwill (cont.)

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Estimated growth rate was projected considering past experiences and forecasts as follows:

Revenue of this CGU group includes sales from the Pilgrim´s Food Masters operations in United Kingdom, includes sales from frozen entrees to customers. Revenue growth was projected the utilization of facilities related to production, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports

•        Operating costs and expenses were projected considering the historical performance of the CGU group and prices trends of the primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

•        Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

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

Supply chain finance(1)
Domestic	940,344	574,280
Foreign	7,722	14,312
Total supply chain finance	948,066	588,592
Total	6,205,119	6,531,731

____________

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

Type	Average annual interest rate	Currency	Index	Payment terms/non- current debt	Current		Non-current
					December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Foreign currency
ACC – Advances on exchange contracts	8.40%	USD	—	2024	52,158	416,772	—	51,056
Prepayment	7.38%	USD	SOFR	2024 – 27	5,531	397,508	174,346	378,479
FINIMP – Import Financing	6.48%	USD and EUR	Euribor	2024 – 25	31,291	100,641	647	3,041
White Stripe credit facility	8.45%	USD and CAD	—	—	2,892	3,020	—	—
Working capital – Dollar	8.97%	USD	SOFR	2024 – 30	362	1,735	2,553	2,841
CRA – Agribusiness Credit Receivable Certificates	4.92%	USD	—	2028	442	93	38,464	12,757
Scott credit facilities	2.20%	USD	—	2025	—	—	1,815	1,794
					92,676	919,769	217,825	449,968
Local currency
FINAME(1)	5.98%	BRL	—	2024 – 25	478	885	6	441
FINEP(2)	—	BRL	—		—	890	—	1,395
Prepayment	8.22%	GBP and USD	BoE, SOFR	2024 – 25	54,906	9,543	60,000	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,542	11,181	986,220	982,084
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	19,219	23,703	886,398	883,767
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	1,084	1,000	77,885	77,869
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,458	7,200	586,210	583,499
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	31,910	30,747	1,239,931	1,238,251
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,563	1,302	495,338	494,748
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,833	3,417	980,341	977,988
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	16,729	16,212	984,472	982,586
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	29,469	60,575	2,001,095	1,997,613
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	30,900	—	1,576,065	—
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	16,309	15,750	887,237	886,786
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	8,396	6,997	1,527,284	1,526,735
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	18,669	—	883,214	—

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Average annual interest rate	Currency	Index	Payment terms/non- current debt	Current		Non-current
					December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Notes 5.88% PPC 2027	5.88%	USD	—	2027	—	11,930	—	842,009
Notes 4.25% PPC 2031	4.25%	USD	—	2031	8,972	8,382	984,404	982,248
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,500	10,063	891,184	890,113
Notes 6.25% PPC 2033	6.25%	USD	—	2033	43,924	—	984,018	—
Notes 6.88% PPC 2034	6.88%	USD	—	2034	7,639	—	484,577	—
PPC Credit Line – Term loan	—	—	—	—	—	26,728	—	452,188
Working capital – Reais	17.45%	BRL	TJLP	2024 – 28	5,081	16,415	16,331	647
Working capital – Euros	3.10%	EUR	Euribor	2024 – 28	17,249	11,665	10,186	1,903
Export credit note	14.20%	BRL	CDI	2024 – 30	2,913	145,116	214,735	294,891
CDC – Direct Consumer Credit	15.97%	BRL	—	2024 – 28	21,296	7,723	9,020	90
Livestock financing – Pre	10.73%	BRL	—	2024	242,928	35,460	—	—
CRA – Agribusiness Receivables Certificate	10.38%	BRL	CDI and IPCA	2024 – 37	149,060	163,492	2,013,297	1,460,108
Credit line – Scott	7.69%	USD and EUR	—	2050	20,087	13,448	529	40
Credit line – Beardstown Pace	3.65%	USD	—	2050	6,689	7,425	64,700	62,969
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	993	258	34,053	33,592
Others	4.68%	Several	Several	2031	9,098	9,771	11,012	18,573
Total					798,894	657,278	18,889,742	15,673,133
					891,570	1,577,047	19,107,567	16,123,101

____________

(1)      FINAME — Government Agency for Machinery and Equipment Financing

(2)      FINEP — Research and projects financing

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
JBS USA Revolving Credit Facility

Issuer:

-   JBS USA Holding Lux S.à.r.l.;

-   JBS USA Food Company;

-   JBS Australia Pty. Ltd.;

-   JBS Food Canada ULC.

Guarantors:

-   JBS S.A.;

-   JBS Global Luxembourg S.à.r.l.;

-   JBS Global Meat Holdings Pty. Limited.

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

The facility contains customary events of default.(1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
Notes 2.50% JBS Lux 2027 Notes 3.63% JBS Lux 2032

Issuer:

-   JBS USA Holding Lux S.à.r.l.;

-   JBS USA Food Company (JBS USA);

-   JBS Luxembourg Company S.à

Guarantor:

-   JBS S.A.;

-   JBS Global Luxembourg S.àr.l (JBS Global Lux);

-   JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

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

Issuer:

-   JBS USA Holding Lux S.à.r.l ;

-   JBS USA Food Company; (JBS USA)

-   JBS Luxembourg Company S.à.r.l.

Guarantor:

-   JBS S.A. (JBS S.A.);

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

‘The covenants contains customary events of default(1).

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
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

Notes 6,25% PPC 2033 Notes 6,88% PPC 2034	Issuer: - Pilgrim’s Pride Corporation. Guarantor: - Pilgrim’s Pride Corporation of West Virginia, Inc.; - Gold’N Plump Poultry, LLC; - Gold’N Plump Farms, LLC; JFC LLC

These notes were issued in investment-grade format and contain customary investment-grade clauses related to limitations on encumbrances, sale and lease transactions, change of control, and customary merger and consolidation clauses. These limitations are subject to certain exceptions, which may be relevant.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default

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

PPC Revolving Credit Facility	Borrowers: - Pilgrim’s Pride Corporation; - To-Ricos Ltd. - To-Ricos Distribution, LTD.

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

The facility also contains customary events of default.(1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
Primo ANZ credit facility

Borrowers:

-   Primo Foods Pty Ltd.

Guarantors:

-   Industry Park Pty Ltd;

-   Primo Foods Pty Ltd;

-   Australian Consolidated Food Holdings Pty Limited;

-   Australian Consolidated Food Investments Pty Limited;

-   Primo Group Holdings Pty Limited;

-   Primo Meats Pty Ltd;

-   Hans Continental Smallgoods Pty Ltd;

-   P& H Investments 1 Pty Ltd;

-   Hunter Valley Quality Meats Pty Limited;

-   Seven Point Pork Pty Ltd;

-   P&H Investments 2 Pty Ltd;

-   Primo Retail Pty Ltd;

-   Primo Meats Admin Pty Ltd;

-   Premier Beehive Holdco Pty Ltd;

-   Premier Beehive NZ.

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default.(1)
Huon credit facility

Borrowers:

Huon Aquaculture Group Limited

Guarantors:

-   Industry Park Pty Ltd;

-   Huon Aquaculture Group Limited;

-   Huon Aquaculture Company Pty Ltd;

-   Springs Smoked Seafoods Pty Ltd;

-   Springfield Hatcheries Pty Ltd;

-   Huon Ocean Trout Pty Ltd;

-   Meadow Bank Hatchery Pty Ltd;

-   Morrison’s Seafood Pty Ltd;

-   Southern Ocean Trout Pty Ltd;

-   Huon Shellfish Co Pty Ltd;

-   Spring Smoked Salmon Pty Ltd;

-   Huon Salmon Pty Ltd;

-   Huon Smoked Salmon Pty Ltd;

-   Huon Smoked Seafoods Pty Ltd;

-   Huon Seafoods Pty Ltd;

-   Huon Tasmanian Salmon Pty Ltd.

Customary covenants that may limit Huon’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default.(1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
Credit facility JBS Australia & Rivalea

Borrowers:

-   JBS Australia Pty Limited;

-   Rivalea (Australia) Pty Ltd.

Guarantors:

-   JBS Australia Pty Limited;

-   Diamond Valley Pork Pty Ltd;

-   Oxdale Dairy Enterprise Pty Ltd;

-   Rivalea (Australia) Pty Ltd Industry Park Pty Ltd.

Customary covenants that may limit JBS Australia´s and Rivalea’s ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default.(1)
Credit facility AMI	Borrowers: - Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default.(1)
Credit facility WSF NAB	Borrowers: - White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

-   sell or dispose of certain assets;

-   change the general nature of the core business of the Group;

-   incur certain additional indebtedness;

-   declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default.(1)
Credit facility Mexico

Borrowers:

-   Avícola Pilgrim’s Pride de Mexico, SA de CV.

Guarantors:

-   Comercializadora de Carnes de Mexico, S de RL de CV;

-   Pilgrim’s Pride de S de RL de CV;

-   Pilgrim’s Operaciones Laguna S de RL de CV

Customary covenants that may limit the Group´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the Group or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.

The facility also contains customary events of default.(1)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Type	Issuer and guarantors	Covenants/Guarantees	Events of default
4° issuance of debentures CRA 5° issuance of debentures CRA 6° issuance of debentures CRA 7° issuance of debentures CRA	Borrowers: JBS S.A

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

The facility also contains customary events of default.(1)
8° issuance of debentures CRA 9° issuance of debentures CRA 10° issuance of debentures CRA	Borrowers: JBS S.A

Standard contractual restrictions that may limit the Group’s ability, among other things, to:

-   create liens;

-   sell or transfer to third parties all or substantially all assets;

-   carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties;

-   pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture

The facility contains customary events of default.(1)

____________

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

On December 2023, JBS Holding Lux merged with its wholly-owned direct subsidiary, JBS USA Lux S.A (“JBS Lux”), with JBS Holding Lux as the surviving entity. As a result, all obligations of JBS Lux are now obligations of JBS Holding Lux — including the BMO revolving credit facility, in which JBS Holding Lux became a borrower, and all senior unsecured notes, in which JBS Holding Lux became a issuer.

On December 2023 JBS USA Finance Inc (“JBS USA Finance”) was dissolved and consequently is no longer a borrower under the BMO revolving credit facility. At the beginning of 2024 JBS USA Finance was replaced by JBS Luxembourg Company Sarl (“JBS Luxembourg”), formerly JBS Luxembourg Sarl, in all JBS’s senior unsecured notes.

JBS standard issuers and guarantors

•        Senior unsecured notes co-issuers: JBS Holding Lux, JBS Luxembourg and JBS USA

•        Standard Guarantors to the senior unsecured notes and the revolving credit facility: JBS S.A., JBS Global Luxembourg S.à r.l. (“JBS Global Lux”), JBS Global Meat.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

The Group was in compliance with all of its debt financial covenant restrictions at December 31, 2023 and until the date that these financial statements were approved.

15.2 Reconciliation of movement of liabilities to cash flows arising from financing activities

	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2023
Loans and financing	15	(17,700,148)	(907,975)	(1,322,258)	(68,756)	(19,999,137)
Lease liability	11	(1,721,833)	354,947	(70,277)	(404,064)	(1,841,227)
Derivative liabilities	27	1,267	12,745	(8,639)	(61,829)	(56,456)
Margin cash	3	130,209	(26,602)	28,854	—	132,461
Profit reserves		(4,264,534)	(447,979)	—	1,125,294	(3,587,219)
Non-controlling interest		(645,970)	(6,318)	—	(30,454)	(682,742)
Total		(24,201,009)	(1,021,182)	(1,372,320)	560,191	(26,034,320)
	Note	Balance at January 1, 2022	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2022
Loans and financing	15	(16,578,829)	187,123	(1,141,271)	(167,171)	(17,700,148)
Lease liability	11	(1,506,043)	434,488	(75,883)	(574,395)	(1,721,833)
Derivative liabilities	27	(10,444)	261,739	(250,028)	—	1,267
Margin cash	3	223,162	(109,732)	16,779	—	130,209
Treasure shares		619,298	551,888	—	(1,171,186)	—
Profit reserves		(3,385,709)	872,802	—	(1,751,627)	(4,264,534)
Non-controlling interest		(660,796)	103,141	—	(88,315)	(645,970)
Total		(21,299,361)	2,301,449	(1,450,403)	(3,752,694)	(24,201,009)
	Note	Balance at January 1, 2021	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2021
Loans and financing	15	(12,682,415)	(3,064,966)	(670,660)	(160,788)	(16,578,829)
Lease liability	11	(1,174,686)	359,893	(25,066)	(666,184)	(1,506,043)
Derivative liabilities	27	(5,027)	(29,742)	19,080	5,245	(10,444)
Margin cash	3	—	136,045	87,117	—	223,162
Treasure shares		107,550	1,922,142	—	(1,410,394)	619,298
Profit reserves		(2,273,080)	905,378	—	(2,018,007)	(3,385,709)
Non-controlling interest		(660,438)	5,357	—	(5,715)	(660,796)
Total		(16,688,096)	234,107	(589,529)	(4,255,843)	(21,299,361)

____________

(1)      The values presented as non-cash transactions refer to lease liabilities, allocation of net profit, and provisions.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	December 31, 2023	December 31, 2022
Taxes payable in installments	67,980	89,930
PIS/COFINS tax payable	32,835	30,218
ICMS/VAT/GST tax payable	35,335	28,081
Withholding income taxes	10,527	8,585
Others	91,693	98,425
Subtotal	238,370	255,239
Income taxes payable	83,247	91,070
Total	321,617	346,309

Breakdown:
Current liabilities	227,249	230,158
Non-current liabilities	94,368	116,151
	337,244	346,309

Decree 8,426/2015 — PIS/COFINS over financial income:    In July 2015, the Group filed an injunction to suspend the enforceability of PIS and COFINS expenses related to financial income. The Decree 8,426/2015 reestablished the levy of PIS and COFINS on financial revenues obtained by companies subject to the PIS and COFINS non- cumulative regime, at the rates of 4.65%. In March, 2020, the STF (Federal Supreme Court) judged the Extraordinary Appeal n. 1.043.313/RS (Theme 939 of the General Repercussion and ADIN n. 5277/DF) and recognized the constitutionality of the rates established in Decree 8426/15, however, the sentence obtained by the Group has not yet been amended.

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

	December 31, 2023	December 31, 2022
Declared dividends on 2019 – Residual	—	2
Declared dividends on 2020 – Residual	5	7
Declared dividends on 2021 – Residual	12	18
Declared dividends on 2022 – Residual	8	8
Declared dividends on 2023 – Residual	373	—
Subtotal	398	35

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

18 Dividends payable (cont.)

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

The distributed dividends per share were:

	2023	2022
Dividends to be distributed	458,165	872,800
Number of outstanding shares of share capital – ordinary shares	2,218,116,370	2,218,116,370
Dividends per share	0.21	0.39

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

Additions, reversals and changes in the estimates of the provisions are presented as operating expenses, mainly within the General and administrative expenses line in the statements of income. Indexations are presented under the Finance expenses line in the statements of income. Exchange rate variations are presented as part of the foreign currency translation adjustments in the Statements of other comprehensive income.

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

19.1 Labor — Changes in provisions:

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

19.2 Civil — Changes in provisions:

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

Disclosure — possible loss contingent liabilities

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

Civil:

As of December 31, 2023, the amount of US$405,148 (US$336,478 as of December 31, 2022) refers to civil legal proceedings for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts — product quality. Except for the processes described below, there are no individually relevant processes.

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

c.      Profit reserve:

d1.    Treasury shares:

Treasury share activity were as follows:

	December 31, 2022		December 31, 2021
	Quantity	US$ thousand	Quantity	US$ thousand
Balance at the beginning of the period	80,062,600	619,298	12,848,500	107,550
Purchase of treasury shares	97,687,600	719,393	396,907,500	1,922,142
Disposal of treasury shares	(22,000,000)	(169,408)	(80,000,000)	(713)
Treasury shares used in stock option plan(1)	—	—	(186,324)	—
Cancellation of treasury shares	(155,750,200)	(1,121,507)	(249,507,076)	(811)
Exchange variation	—	(47,776)	—	(1,408,870)
Balance at the end of the period	—	—	80,062,600	619,298

____________

(1)      Refers to treasury shares for stock options exercised effectively.

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

	2023	2022	2021
Net Revenue	17,362,217	17,468,377	14,777,458
Net Income	322,317	746,538	31,268
Net cash provided by operating activities	677,877	669,863	326,459

Total assets	9,810,361	9,255,769	8,913,205
Total liabilities	6,465,784	6,402,493	6,324,271

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

21 Net revenue (cont.)

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

22 Net finance expense

Net finance expense includes (i) interest payable on lease liabilities and borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 27 — Risk management and financial instruments, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies.
	2023	2022	2021
Gains/(losses) from exchange rate variation(3)	57,525	415,570	(595)
Fair value adjustments on derivatives	82,928	(343,573)	46,716
Interest expense(1)	(1,732,928)	(1,342,486)	(975,164)
Interest income(2)	326,442	268,418	144,326
Bank fees and others(3)	(87,372)	(239,627)	(153,762)
	(1,353,405)	(1,241,698)	(938,479)

Finance income	584,216	808,612	430,707
Finance expense	(1,937,621)	(2,050,310)	(1,369,186)
	(1,353,405)	(1,241,698)	(938,479)

____________

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

(3)      Includes indexation for legal expenses.

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

	2023	2022	2021
Net income attributable to Company shareholders	(198,869)	2,997,488	3,811,442
Weighted average common shares	2,218,116	2,254,345	2,516,008
Weighted average – treasury shares	—	(23,933)	(36,817)
Weighted average – common shares outstanding	2,218,116	2,230,412	2,479,191

Basic and diluted earnings (loss) per share – (US$)	(0.09)	1.34	1.54

24 Share-based compensation

PPC — Share Based Compensation Plan

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

25 Operating segments (cont.)

The information by operating segment are as follows:

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	11,141,171	8,272,546	23,303,052	7,713,828	17,347,956	6,209,012	893,459	74,881,024	(1,962,901)	72,918,123
Adjusted EBITDA(1)	469,250	364,494	114,236	526,949	1,536,039	454,707	(5,207)	3,460,468	(2,583)	3,457,885
	2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	11,414,350	8,324,233	22,069,092	8,153,051	17,455,092	6,323,297	842,036	74,581,151	(1,967,241)	72,613,910
Adjusted EBITDA(1)	468,933	896,744	2,081,676	756,284	2,084,557	443,880	(7,887)	6,724,187	(2,182)	6,722,005
	2021
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	9,989,966	6,773,847	21,443,400	7,626,244	14,765,111	5,344,942	712,984	66,656,494	(1,613,788)	65,042,706
Adjusted EBITDA(1)	431,868	714,668	4,511,948	786,007	1,691,656	327,573	24,729	8,488,449	(2,033)	8,486,416

____________

(*)      Includes intercompany and intersegment transactions.

(1)    The Adjusted EBITDA is reconciled with the consolidated Profit (loss) before taxes, as follows below:
	2023	2022	2021
Profit (loss) before taxes	(259,728)	3,553,493	5,062,768
Share of profit of equity account investees	(9,537)	(11,800)	(17,178)
Net finance expense	1,353,405	1,241,698	938,479
Depreciation and amortization	2,149,066	1,907,923	1,673,216
Antitrust agreements(1)	102,500	101,447	792,700
Donations and social programs(2)	18,166	23,942	27,311
J&F Leniency expenses refund(3)	—	(93,786)	—
Impairment of assets(4)	26,268	17,396	—
Restructuring(5)	53,275	—	—
Other operating income (expense), net(6)	24,470	(18,308)	9,120
Elimination	2,583	2,182	2,033
Total Adjusted EBITDA for operating segments	3,460,468	6,724,187	8,488,449

____________

(1)      Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 — Provisions for legal proceedings.

(2)      Refers to the donations, as described in Note 26 — Expenses by nature.

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

____________

(1)      Includes intercompany and intersegment transactions.

(2)      Including the holdings located in Europe that are part of the North American operation.

26 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(55,435,841)	(52,469,159)	(45,129,164)
Salaries and benefits	(7,641,355)	(6,951,628)	(6,178,825)
Depreciation and amortization	(1,873,776)	(1,649,450)	(1,445,850)
	(64,950,972)	(61,070,237)	(52,753,839)
Selling
Freight and selling expenses	(3,848,089)	(3,970,687)	(2,994,516)
Salaries and benefits	(302,395)	(242,342)	(179,489)
Depreciation and amortization	(63,990)	(62,188)	(57,037)
Advertising and marketing	(313,736)	(337,873)	(250,319)
Net impairment losses	(7,748)	(2,477)	(10,277)
Commissions	(58,376)	(66,122)	(60,117)
	(4,594,334)	(4,681,689)	(3,551,755)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

26 Expenses by nature (cont.)

	2023	2022	2021
General and administrative
Salaries and benefits	(1,247,927)	(1,297,972)	(1,117,757)
Fees, services purchased and general expenses(2)	(735,386)	(670,385)	(712,694)
Depreciation and amortization	(211,095)	(196,288)	(170,793)
DOJ – department of justice and Antitrust agreements(2)	(102,500)	(101,446)	(792,625)
Donations and social programs(1)	(18,166)	(22,891)	(18,278)
JBS Fund For The Amazon	—	(1,049)	(9,035)
	(2,315,074)	(2,290,031)	(2,821,182)

____________

(1)      Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.

(2)      Includes additions, reversals and changes in estimates of legal expenses.

For the year ended December 31, 2023, the Group incurred expenses with internal research and development, in the amount of US$7,291 (US$8,311 and US$21,023 for the year ended December 31,2022 and 2021).

26.1 — Other income and expenses

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

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

26 Expenses by nature (cont.)

The following table provides a summary of PPC’s estimates of costs associated with these restructuring initiatives by major type of cost:

	Moy Park	Pilgrim’s Pride Ltd.	Pilgrim’s Food Masters	Total
Earliest implementation date	2022	2022	2022
Expected predominant completion date	2023	2023	2024

Costs incurred and expected to be incurred:
Employee-related costs	11,103	20,098	18,269	49,470
Asset impairment costs	4,709	—	4,224	8,933
Contract termination costs	248	—	358	606
Other exit and disposal costs(1)	6,245	6,638	6,323	19,206
Total exit and disposal costs	22,305	26,736	29,174	78,215

Costs incurred since earliest implementation date:
Employee-related costs	11,103	20,098	17,517	48,718
Asset impairment costs	3,476	—	4,141	7,617
Contract termination costs	248	—	—	248
Other exit and disposal costs(1)	6,245	5,654	6,323	18,222
Total exit and disposal costs	21,072	25,752	27,981	74,805

____________

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

The Group uses the measurement principles described in Note 2.6 — Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont)

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

____________

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

27 Risk management and financial instruments (cont)

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

27 Risk management and financial instruments (cont)

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

27 Risk management and financial instruments (cont)

The quantitative data referring to the risk of exposure to the Group’s interest rates on December 31, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of December 31, 2023 and December 31, 2022 are shown below:

	December 31, 2023	December 31, 2022
Net exposure to the CDI rate:
CRA – Agribusiness Credit Receivable Certificates	(60,676)	(5,882)
Credit note – export	(217,648)	(441,125)
Rural – Credit note – Prefixed	(1,208)	(800)
Related party transactions	624	1,502
CDB-DI (Bank certificates of deposit)	943,526	676,961
Margin cash	31,566	74,237
Treasury bills	—	23,774
Subtotal	696,184	328,667
Derivatives (Swap)	(1,427,374)	(1,220,527)
Total	(731,190)	(891,860)
Liabilities exposure to the LIBOR rate:
Prepayment	—	(292,209)
FINIMP	—	(2,823)
PPC term loan	—	(478,916)
Working Capital – Dollars	—	(3,190)
Subtotal	—	(777,138)
Derivatives (Swap)	—	295,353
Total	—	(481,785)
Net exposure to the IPCA rate:
Treasury bills	27,716	14,767
CRA – Agribusiness Credit Receivable Certificates	(2,101,681)	(1,609,636)
Margin cash	51,751	15,237
Related party transactions	117,930	104,100
Subtotal	(1,904,284)	(1,475,532)
Derivatives (Swap)	1,423,667	1,365,001
Total	(480,617)	(110,531)
Assets exposure to the CPI rate:
Margin cash	49,144	40,469
Total	49,144	40,469
Liabilities exposure to the SOFR rate:
Prepayment	(280,971)	(161,410)
Prepayment – exchange agreement	(2,915)	—
Total	(283,886)	(161,410)
Liabilities exposure to the TJLP rate:
Working Capital	(771)	(647)
Total	(771)	(647)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Sensitivity analysis as of December 31, 2023:

Contracts exposure	Risk	Current scenario	Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation – 25%		Scenario (III) Interest rate variation – 50%
			Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	11.65%	11.70%	(340)	14.56%	(20,839)	17.48%	(41,671)
IPCA	Increase	4.68%	4.69%	(63)	5.85%	(5,496)	7.02%	(10,992)
CPI	Decrease	3.10%	3.09%	(4)	2.33%	(372)	1.55%	(745)
SOFR	Increase	5.38%	5.38%	(11)	6.73%	(3,732)	8.07%	(7,464)
				(418)		(30,439)		(60,872)
Instrument	Risk factor	Maturity	December 31, 2023				December 31, 2022
			Notional	Fair value (Asset) – US$	Fair value (Liability) – US$	Fair value	Notional	Fair value (Asset) – US$	Fair value (Liability) – US$	Fair value
Swap	LIBOR	—	—	—	—	—	288,889	295,353	(280,251)	15,102
	CDI	2023	—	—	—	—	76,662	80,523	(77,551)	2,972
	CDI	2024	181,769	189,067	(189,571)	(504)	—	—	—	—
	IPCA	—	111,031	142,472	(111,625)	30,847	103,021	123,845	(98,448)	25,397
	IPCA	2027	79,937	94,520	(85,402)	9,118	74,171	80,302	(80,025)	277
	IPCA	2028	91,298	108,777	(100,034)	8,743	84,712	92,333	(93,764)	(1,431)
	IPCA	2030	289,179	350,639	(328,591)	22,048	268,317	296,304	(307,264)	(10,960)
	IPCA	2031	288,874	333,981	(326,029)	7,952	274,067	283,731	(300,700)	(16,969)
	IPCA	2032	87,821	103,620	(105,459)	(1,839)	172,490	177,699	(186,308)	(8,609)
	IPCA	2036	18,824	23,487	(24,650)	(1,163)	19,166	19,524	(21,408)	(1,884)
	IPCA	2037	214,822	266,169	(267,639)	(1,470)	243,786	291,262	(311,581)	(20,319)
			1,363,555	1,612,732	(1,539,000)	73,732	1,605,281	1,740,876	(1,757,300)	(16,424)

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

____________

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

		Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	4.8413	4.7621	(45,314)	3.6310	(692,836)	2.4207	(1,385,677)
Financial	Depreciation	4.8413	4.7621	(3,573)	3.6310	(54,636)	2.4207	(109,272)
Derivatives	Depreciation	4.8413	4.7621	31,251	3.6310	477,820	2.4207	955,643

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

		Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity
Net debt in foreign subsidiaries	Depreciation	4.8413	4.9205	(241,589)	6.0516	(3,693,815)	7.2620	(7,387,599)
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	52,199	(250,788)	(2,078)	51	490	(872)
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(398,024)	(398,024)	29,150	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(1,306,760)	(1,306,760)	13,975	3029	15804	(339)

a2.1.2 € – EURO (amounts in thousands of US$):

		Current exchange	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.3516	5.2638	(3,153)	4.0137	(48,033)	2.6758	(96,065)
Financial	Depreciation	5.3516	5.2638	254	4.0137	3,870	2.6758	7,740
Derivatives	Appreciation	5.3516	5.2638	1,038	4.0137	15,808	2.6758	31,616
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Non-Deliverable Forwards	Euro	Long	(1,157)	5,071	513	78,708	85,306	3,443
Deliverable Forwards	Euro	Short	12,576	67,303	(1,885)	(11,087)	(12,016)	9

a2.1.3 £ – British Pound (amounts in thousands of US$):

		Current exchange	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	6.1586	6.0564	(4,405)	4.6190	(66,340)	3.0793	(132,680)
Financial	Depreciation	6.1586	6.0564	8	4.7134	125	3.1423	250
Derivatives	Depreciation	6.1586	6.0564	2,525	4.6190	38,028	3.0793	76,055
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	(2,333)	(14,369)	202	(829)	(4,869)	(193)
Non-Deliverable Forwards	British pound	Short	(15,771)	(97,124)	(579)	(3,147)	(18,476)	1,357

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

a2.1.4 MXN – Mexican Peso (amounts in thousands of US$):

		Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	0.2856	0.2815	(1,962)	0.2142	(33,763)	0.1428	(67,527)
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (US$)	Fair value	Notional (MXN)	Notional (US$)	Fair value
Deliverable Forwards	Mexican peso	Short	—	—	—	(1,092,527)	(272,434)	(30,362)

a2.1.5 AUD – Australian Dollar (amounts in thousands of US$):

		Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk		Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	3.2882	3.2319	1	2.4662	9	1.6441	18
Derivatives	Appreciation	3.2882	3.2319	(48)	2.4662	(695)	1.6441	(1,391)
			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value
Deliverable Forwards	Australian dollar	Long	865	2,846	(1)	266	943	5

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

Biological assets are a very important raw material used by the Group. In order to maintain future supply of these materials, the Group participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Group use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations — on inventories and sales contracts. The Group takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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

Exposure in Commodities (Cattle)	December 31, 2023	December 31, 2022
Firm contracts of cattle purchase	—	2,873
Subtotal	—	2,873
DERIVATIVES
Future contracts	(101)	(385)
Subtotal	(101)	(385)
NET EXPOSURE	(101)	2,488

Sensitivity analysis as of December 31, 2023:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation – 25%		Scenario (ii) @ Variation – 50%
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income
Derivatives	Cattle depreciation	52	55	(5)	65	(25)	78	(49)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	(6)	(101)	—	21	(385)	(19)

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

EXPOSURE in Commodities (Grain)	December 31, 2023	December 31, 2022	December 31, 2021
OPERATING
Purchase orders	114,097	224,766	346,574
Subtotal	114,097	224,766	346,574
DERIVATIVES
Future contracts	—	(948)	(17,218)
Brazil Cash basis	—	—	3,542
Non-Deliverable Forwards	—	(30,990)	(202,375)
Subtotal	—	(31,938)	(216,051)
NET EXPOSURE	114,097	192,828	130,523

Sensitivity analysis as of December 31, 2023:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation – 25%		Scenario (ii) Price variation – 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(2.19)%	(2,451)	(25.00)%	(27,878)	(50.00)%	(55,756)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	—	—	—	520	(948)	(2,448)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(30,990)	684

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

Below are the effects on the statement of income, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of income:

Cost of sales before hedge accounting adoption	(7,798,858)	(7,303,648)

Derivatives operating income (loss)	31,693	61,857
Currency	1,441	10,103
Commodities	30,252	51,754
Cost of sales with hedge accounting	(7,767,165)	(7,241,791)

Financial income (expense), net excluding derivatives	(77,411)	(45,390)

Derivatives financial income (expense), net	14,405	(46,354)
Currency	39,968	(61,277)
Commodities	(24,357)	26
Interest	(1,206)	14,897

Financial income (expense), net	(63,006)	(91,744)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(537)	(7,800)
Currency	39	(2,622)
Commodities	(576)	(5,178)

Gain (loss) on cash flow hedge	7,882	(48,526)
Deferred income tax on hedge accounting		16,499
Total of other comprehensive income (expense)	7,882	(32,027)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Hedge cash flow movement	December 31, 2022	OCI	December 31, 2023
Hedge accounting operations at the parent company	(7,992)	7,482	(510)
(-) Income tax	2,717	(2,544)	173
Impact of Hedge Operations on Subsidiaries	272	(272)	—
	(92)	92	—
Impact of Hedge Operations on Subsidiaries	(5,095)	4,758	(337)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	December 31, 2023	December 31, 2022
Statement of financial position:
Derivative (liabilities)/assets	—	(1,765)

Financial instruments designated as hedge accounting:
Commodities	—	(1,765)
Currency	—	—
Derivative (liabilities)/assets	4,473	18,073

Financial instruments not designated as hedge accounting:
Exchange	4,977	—
Interest	(504)	18,073

Other comprehensive income (expense)	(550)	(7,720)
Currency	39	(2,595)
Commodities	(589)	(5,125)

Inventories	6,577	6,951
Currency	136	2,298
Commodities	6,441	4,653

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Open amounts in statement of financial position of derivative assets and liabilities:

	December 31, 2023	December 31, 2022
Assets:
Not designated as hedge accounting	—	18,074
Interest	—	18,074

Current assets	4,977	13,267
Non-current assets	—	4,807

(Liabilities):
Designated as hedge accounting	750	1,764
Commodities	—	1,764
interest	750	—
Current liabilities	—	1,765

Not designated as hedge accounting
Currency	504	—
interest	504	—

b4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	December 31, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	3,230,355	2,514,530
Subtotal	3,230,355	2,514,530
DERIVATIVES
Deliverable Forwards	389,130	(154,278)
Subtotal	389,130	(154,278)
NET EXPOSURE	3,619,485	2,360,252

Sensitivity analysis as of December 31, 2023:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation – 25%		Scenario (iii) Price variation – 50%
Exposure	Risk	Price (US$ per head)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(2.25)%	(71,163)	(25.00)%	(789,300)	(50.00)%	(1,578,600)
Derivatives	Appreciation	(2.25)%	(8,572)	(25.00)%	(95,079)	(50.00)%	(190,159)

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

27 Risk management and financial instruments (cont.)

Derivatives financial instruments breakdown:

			December 31, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (US$)	Notional (R$)	Fair value	Notional (US$)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	80,377	389,130	(1,982)	(29,568)	(154,278)	(31,182)

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

The leverage ratio is shown below:

	December 31, 2023	December 31, 2022
Leverage indicator (USD)	4.42x	2.26x

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	December 31, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	6,205,119	—	—	—	6,205,119	6,531,731	—	—	—	6,531,731
Loans and financing	891,570	171,228	1,212,538	17,723,802	19,999,138	1,577,047	815,045	2,396,339	12,911,717	17,700,148
Estimated interest on loans and financing(1)	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762	924,346	1,837,495	1,485,208	4,441,125	8,688,174
Derivatives liabilities (assets)	144,251	—	—	—	144,251	107,238	—	—	—	107,238
Other liabilities	21,162	20,914	—	61,967	104,043	6,498	5,327	51	—	11,876
Payments of leases	(2,796)	293,444	442,272	1,108,307	1,841,227	342,747	500,539	313,253	853,253	2,009,792
Total	8,622,202	1,538,074	3,564,926	26,284,338	40,009,540	9,489,607	3,158,406	4,194,851	18,206,095	35,048,959

____________

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

For the year ended December 31, 2023, Management considered as main risk the data and assumptions highlighted below:

(i)     possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

•        losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

•        reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

•        interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)    structural changes and their impacts on the business, such as:

•        regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

•        reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

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

g. On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of R$4.44 billion (equivalent to US$808,425 considering the exchange rate on August 13, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends will be distributed on October 7, 2024

JBS S.A. Notes to the financial statements for the years ended at December 31, 2023, 2022 and 2021 (Expressed in thousands of United States dollar)

28 Subsequent events (cont.)

h. On August 28, 2024, an offering of three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio — CRAs) due 2029, 2034 and 2044, respectively, in the aggregate principal amount of up to R$1,502.6 million (equivalent to US$276.1 million, considering the exchange rate on September 27, 2024), representing rural financial product notes (Cédulas de Produto Rural Financeiras — CPR — Financeiras) issued by Seara and guaranteed by JBS S.A. was launched in Brazil. The offering is expected to close on October 3, 2024.

i. In September 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of R$3,930 million (equivalent to US$722.3 million, considering the exchange rate as of September 27, 2024).

i. On September 23, 2024, JBS S.A.’s board of directors approved a new share buyback program (the “Share Buyback Program”), pursuant to which JBS S.A. may acquire up to 113,396,357 of its outstanding common shares, representing up to approximately 5% of JBS S.A. total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 18 months from September 23, 2024. The Share Buyback Program will not affect the number of shares owned by our ultimate controlling shareholders.