Form 20-F
period 2024-12-31
JBS S.A.
filed 2025-03-26
CIK 1450123

As filed with the Securities and Exchange Commission on March 25, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
5.750% Senior Notes due 2033*
6.750% Senior Notes due 2034* 4.375% Senior Notes due 2052*
6.500% Senior Notes due 2052* 7.250% Senior Notes due 2053*

*	JBS USA Holding Lux S.à r.l., JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (formerly known as JBS Luxembourg Company S.à r.l.), wholly-owned subsidiaries of the Registrant, are the co-issuers of these notes, which are fully and unconditionally guaranteed on a senior unsecured basis by the Registrant and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

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

Yes ☐ No ☒

i

CERTAIN DEFINED TERMS

Except where the context otherwise requires, in this annual report:

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries, unless the context otherwise requires or otherwise indicated.

●	“JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA Lux S.A. was merged into JBS USA on December 21, 2023, with JBS USA as the surviving entity. JBS USA is an indirect wholly-owned subsidiary of JBS S.A.

In addition, in this annual report, except where otherwise indicated or where the context requires otherwise:

●	“Australia” means the Commonwealth of Australia.

●	“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

●	“BNDESPar” means BNDES Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil and wholly owned by BNDES. For more information, see ”Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“B3” or “São Paulo Stock Exchange” means B3 S.A. – Brasil, Bolsa, Balcão.

●	“Brazil” means the Federative Republic of Brazil.

●	“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

●	“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

●	“Brazilian real,” “Brazilian reais” or “R$” means the Brazilian real, the official currency of Brazil.

●	“Co-Issuers” means JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings, wholly-owned subsidiaries of JBS S.A. and co-issuers of the JBS USA Registered Notes.

●	“CMN” means the Brazilian Monetary Council (Conselho Monetário Nacional).

●	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

●	“direct controlling shareholders” means J&F and JBS Participações.

●	“DOJ” means the U.S. Department of Justice.

●	“EUR” or “€” means the Euro, the official currency of the European Economic Area.

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

●	“IBAMA” means the Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis).

●	“IFRS – Accounting Standards” means International Financial Reporting Standards (IFRS) - Accounting Standards, as issued by the International Accounting Standards Board (IASB).

●	“J&F” means J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. J&F is controlled by our ultimate controlling shareholders. See ”Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS Australia” means Baybrick Pty Limited, an Australian proprietary limited company. JBS Australia is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Canada” means JBS Food Canada ULC, a Canadian unlimited company. JBS Canada is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Finance Luxembourg” means JBS Finance Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS Finance Luxembourg is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Global Luxembourg S.à r.l.” or “Luxembourg guarantor” refers to JBS Global Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Global Meat Holdings Pty. Limited” refers to JBS Global Meat Holdings Pty. Limited, a dual incorporated entity, incorporated under the laws of the Netherlands and Australia. JBS Global Meat Holdings Pty. Limited is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS USA Food Company” refers to JBS USA Food Company, a corporation incorporated under the laws of the State of Delaware. JBS USA Food Company is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS USA Foods Group Holdings” refers to JBS USA Foods Group Holdings, Inc. (formerly known as JBS Luxembourg Company S.à r.l.), a corporation incorporated under the laws of the State of Delaware. JBS USA Foods Group Holdings is an indirect wholly-owned subsidiary of JBS S.A.

●	“JBS Participações” means JBS Participações Societárias S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. JBS Participações is controlled by our ultimate controlling shareholders. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

●	“JBS USA Registered Notes” means the following 13 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 6.750% Senior Notes due 2034; (11) 4.375% Senior Notes due 2052; (12) 6.500% Senior Notes due 2052; and (13) 7.250% Senior Notes due 2053. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“Luxembourg” means the Grand Duchy of Luxembourg.

●	“Mexico” means the United Mexican States.

●	“Moy Park” means Moy Park Holdings (Europe) Ltd., a private company incorporated under the laws of Northern Ireland. Moy Park owns the companies that comprise the “Moy Park” business based in the United Kingdom, France and the Netherlands. Moy Park is a wholly-owned subsidiary of PPC.

●	“the Netherlands” means the European part of the Kingdom of the Netherlands.

●	“Parent Guarantors” means JBS S.A. and its wholly-owned subsidiaries JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantors.

●	“PPC” means Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

●	“Seara” means Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“TriOak Business Acquisition” means JBS USA’s acquisition of the TriOak Foods (“TriOak”) business. TriOak is an American pork producer and grain marketer. The TriOak Business Acquisition was completed on December 2, 2022.

●	“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

●	“ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

●	“U.S.” or “United States” means the United States of America.

●	“U.S. dollars,” “US$” or “$” means U.S. dollars, the official currency of the United States.

●	“USDA” means the United States Department of Agriculture.

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

v

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

This annual report includes financial information derived from JBS S.A.’s audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, and the related notes thereto, which are included elsewhere in this annual report. We refer to these as “JBS S.A.’s audited financial statements.”

JBS S.A.’s audited financial statements have been prepared in accordance with IFRS – Accounting Standards.

Non-GAAP Financial Measures

We have disclosed certain non-GAAP financial measures in this annual report, including Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used as measures of performance by our management and should not be considered as measures of financial performance in accordance with IFRS – Accounting Standards. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of fiscal payments and installments; exclusion of Rio Grande do Sul losses; exclusion of extemporaneous litigation expenses; exclusion of reversal of tax credits; and exclusion of certain other operating income (expense), net.

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

Industry and Market Data

Certain market and industry data included in this annual report have been obtained from third-party sources that we believe to be reliable, such as the USDA. We have not independently verified such third-party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and ”Item 3. Key Information—D. Risk Factors.”

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

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of our products. These prices may vary significantly, including during short periods of time, due to a number of factors, including beef, pork and poultry supply and demand and the market for other protein products. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2024. The supply and market for livestock depend on a number of factors that we have little or no control over, including outbreaks of diseases such as bovine spongiform encephalopathy (commonly referred to as mad cow disease) (“BSE”), and foot and mouth disease (“FMD”), the cost of animal feeding, economic and weather conditions.

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

Moreover, outbreaks of animal diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products. For example, there have been recent outbreaks of both high- and low-pathogenic strains of avian influenza (“HPAI” and “LPAI”, respectively) in the countries and regions where we operate, including the United States, the United Kingdom, Mexico and Europe. Outbreaks of both HPAI and LPAI are increasingly common. For example, HPAI H5 has been detected in a number of states in the United States, predominantly in poultry flocks but also more recently in dairy cattle, wild birds and mammals, as well as in farm workers directly exposed to infected animals. Even if no additional highly pathogenic or highly contagious strains of avian influenza are confirmed in the countries where we operate, there can be no assurance that outbreaks of these strains elsewhere will not materially adversely affect international demand for poultry produced in the countries where we operate. Additionally, should any of these strains spread to or within the countries where we operate, there can be no assurance that it would not significantly affect our ability to conduct our operations and/or demand for our products, in each case in a manner having a material adverse effect on our business, reputation and/or prospects.

Furthermore, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products.

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

Failure by us to achieve our sustainability performance targets and environmental commitments may result in increased interest payments under future financings and harm to our reputation.

As described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—Fixed-Rate Notes—Sustainability-Linked Bonds,” certain of our debt instruments contain certain sustainability performance targets and environmental commitments of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective debt instruments. Achieving these sustainability performance targets and environmental commitments or any similar sustainability performance targets or commitments we may choose to include in future financings or other arrangements will require us to expend significant resources. In 2021, we shared our ambition to strive for net zero greenhouse gas emissions in our operations and across our shared value chain by 2040. At that time, many companies, governments, and nongovernmental organizations made similar public goals in an effort to galvanize action against the most harmful impacts of climate change. While achievement of a goal of this ambitious magnitude was never under the control of any one company, organization, or government; we believed this collective movement towards net zero goals was a positive step and an important effort to join. For additional information, see “Item 4. Information on the Company—B. Business Overview—Climate Change Reduction Goals.” However, the mere setting of these goals has subjected or may subject JBS S.A. and its affiliates to criticism, investigations, regulatory enforcement, litigation, or other risks, and may continue to do so in the future In addition, a failure by us to achieve these goals could expose us to litigation and harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Proceedings.”

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

To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may purchase cattle or grain from non-conforming suppliers in violation of our policies and applicable laws and regulations, thereby subjecting ourselves to potential liabilities. See “—We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.” Similarly, for purposes of monitoring our compliance with our commitment to avoid engaging with suppliers operating on embargoed land or that have been found to be in violation of Brazilian laws prohibiting slave-like conditions for workers, we rely on databases compiled and provided by Brazilian governmental ministries and other governmental entities. To the extent that such ministries or other entities do not maintain complete and regularly updated lists, we may inadvertently do business with one or more suppliers that are in violation of these requirements, which would also be in violation of our internal policies, which in turn could subject us to related liabilities. Our ability to monitor compliance by our indirect suppliers across all obligations is necessarily more limited than our ability to monitor compliance by our direct suppliers due to the inherent challenges associated with our access to full information in the supply chain, such as livestock origin, prior to our direct suppliers taking ownership. Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation. For more information about our cattle supply monitoring commitments and compliance efforts, see ““Item 4. Information on the Company—B. Business Overview—Cattle and Grain Supply Chains and Deforestation.”

We are subject to interest rate fluctuations, which may be harmful to our business.

A portion of our debt is subject to interest rate fluctuations, including fluctuations in: (1) the Secured Overnight Financing Rate (“SOFR”) and the Euro Interbank Offered Rate (“EURIBOR”) and (2) Brazilian financial market rates or inflation rates, such as the Interbank Deposit Certificate (Certificado de Depósito Interbancário) (“CDI”) and the Long-Term Interest Rate (Taxa de Juros de Longo Prazo) (the “Brazilian TJLP rate”) (Brazil’s long-term interest rate published quarterly by the CMN). We are also exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Fluctuations in exchange rates and interest rates are caused by a number of factors that are beyond our control.

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

We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and we are involved in various government investigations. For more information regarding our proceedings and investigations, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista (our ultimate controlling shareholders) and managers, will not arise. For example, certain news media in Brazil have reported that the Brazilian State of Rondônia commenced legal proceedings seeking damages against JBS S.A., among other parties, for allegedly illegally purchasing cattle raised in protected areas in the Amazon region. Although the news was published in December 2023, we only became formally aware of the proceedings in June 2024. To date, JBS has already submitted its defense.

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

For certain lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in dispute, based on our judgments as to the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters. Provisions are recognized as liabilities and administrative expenses when losses are considered probable (i.e., more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured. Where it is not probable that a present obligation exists, we disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made. As of December 31, 2024, we had ongoing proceedings in the aggregate amount of US$6.3 billion (US$6.0 billion as of December 31, 2023), which refer to civil, tax and labor proceedings whose loss potential is possible (but not more likely than not), for which no provisions were recognized. We cannot guarantee that the provisioned amounts (if any) will be sufficient to cover the costs and expenses of the corresponding proceedings, which could adversely impact our business and operating results.

We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.

The raising of cattle and other livestock is at times associated with deforestation, invasion of indigenous lands and protected areas and other environmental and human rights concerns. Most of the cattle we process are bred and raised by third parties and contractors. If we are unable to ensure that the direct and indirect suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. For example, the European Union has adopted a new regulation to curb the European Union market’s impact on global deforestation and forest degradation around the world, as well as protecting the rights of indigenous peoples. The European Union Deforestation Regulation (the “EUDR”) mandates extensive due diligence on the value chain for all operators and traders dealing with certain products derived from cattle, cocoa, coffee oil palm, rubber, soya and wood. Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include fines and confiscation of products, among other things. The EUDR entered into force on June 29, 2023, and its main obligations, which were initially expected to become applicable in December 2024, are expected to become applicable in December 2025. If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties. For more information about the EUDR, see “Item 4. Information on the Company—B. Business Overview—Regulation—Europe—European Union Deforestation Regulation.”

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

     We may also suffer reputational harm due to the actions of unrelated companies that do not adhere to applicable worker safety laws in the provision of services to us. For example, the U.S. Department of Labor (“DoL”) commenced an investigation into allegations of child labor at certain of our facilities in August 2022.  While this investigation did not result in any finding that we were employing any underage workers at any of our facilities, a federal judge granted a temporary restraining order against one of our suppliers.  While this supplier is not affiliated with us, the investigation found that it had used underage workers to provide cleaning and sanitation services in the fulfillment of sanitation and cleaning contracts that it was performing at JBS facilities. This supplier has entered into a consent order and judgment pursuant to which it has agreed to comply with child labor laws at all of the facilities where it provides services. On January 13, 2025, JBS USA Food Company entered into an agreement with the DoL to resolve the aforementioned investigation. Pursuant to the agreement, JBS USA Food Company committed to hold key elements of its supply chain, third-party contractors and service providers accountable for illegal child labor. As part of the agreement, JBS USA Food Company will provide US$4 million to assist individuals and communities affected by unlawful child labor practices nationwide. The funds may provide direct assistance to affected individuals and community organizations in the form of scholarships, stipends and educational aid including assistance to community organizations to fund English as a Second Language teaching positions, literacy, job training and housing. In addition, JBS USA Food Company has committed, among other things, to create targeted advertising campaigns to raise awareness about unlawful child labor practices, incorporate a zero-tolerance policy in any contract agreements with third-party sanitation firms or poultry catching service providers, and hire a child labor compliance specialist to review its child labor compliance policies, develop training materials and conduct unannounced audits.

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

As of December 31, 2024, we had approximately 280,000 employees worldwide. Certain of these employees are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements. We may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to us. In addition, any new agreements may be for shorter durations than our historical agreements. Moreover, additional groups of currently non-unionized employees may seek union representation in the future. If we are unable to negotiate acceptable collective bargaining agreements, we may become subject to union-initiated work stoppages, including strikes. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

We and our third-party vendors have experienced increased labor shortages at some of our production facilities and other locations. Several factors have had and may continue to have adverse effects on the labor force available to us and our third-party vendors, including government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and work authorization. Labor shortages and increased turnover rates within our company and our third-party vendors have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity and could result in downtime of our production facilities. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation for any of the foregoing reasons could have a material adverse impact on our operations, results of operations, reputation, liquidity or cash flows.

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

Our direct controlling shareholders are J&F and JBS Participações, which are in turn wholly owned by our ultimate controlling shareholders, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. See “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.” In addition, if the Proposed Equity Transaction is completed, immediately following its completion, as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of our ultimate controlling shareholders will increase from 48.34% to 84.77% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 14, 2025), and their ability to influence our company will be greater as a result of such concentrated control. See “Item 4. Information on the Company—A. History and Development of the Company—The Corporate Restructuring and the Proposed Equity Transaction—Risk Factors—The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial.”

Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S.A. and related companies. Mr. José Batista Sobrinho, the founder of JBS S.A. and the father of our ultimate controlling shareholders, serves as the Vice-Chairman of JBS S.A.’s board of directors and has served on the JBS S.A. board of directors since 2007. Mr. Wesley Mendonça Batista Filho, who is the son of Mr. Wesley Mendonça Batista and the grandson of Mr. José Batista Sobrinho, serves as the Chief Executive Officer of JBS USA since May 2023, and has served as an executive officer of JBS S.A. since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos. He also serves on the board of directors of various JBS Group companies. In addition, Mr. Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon Aquaculture Group Ltd, an Australian salmon processing company acquired by JBS S.A. in 2021. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, JBS Group companies or affiliates. For example, in February 2024, they were appointed to fill vacancies on the board of directors of PPC, and in April 2024, they were elected by majority vote of the shareholders of JBS S.A. to serve on JBS S.A.’s board of directors for the ongoing term ending in 2025. In addition, at this time, we expect that they will serve on the board of directors of JBS N.V. effective on the date of the listing of the JBS N.V. Class A Common Shares on the NYSE, as well as on the board of directors of J&F. In 2017, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. In 2020, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista also entered into a settlement with the SEC, and J&F reached a plea agreement with the DOJ relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered. For more information, see ”—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” below.

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

As further described elsewhere in this annual report (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), in 2017, our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F, on behalf of itself and its subsidiaries, entered into a Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$565 million, converted using the foreign exchange rate as of December 31, 2024). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

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

Also in 2020, J&F reached a plea agreement with the DOJ in which J&F pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ. Since 2017, JBS S.A. and J&F have implemented numerous and material changes to their anti-corruption compliance policies intended to detect and prevent illicit payments and conduct throughout their operations, including the introduction of new policies and practices and the hiring of experienced professionals who have a track record of building effective compliance programs, all as further detailed in “Item 4. Information on the Company—B. Business Overview—Compliance Program.” In addition, the terms of the above-referenced agreements with Brazilian authorities, the SEC and the DOJ provide strong disincentives to any violation of their terms. Our management and leadership teams are strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that new and improved policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

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

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects. See, for example, “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” above.

Furthermore, we cannot guarantee that we, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of any such crisis. For example, in September 2024, the media began reporting allegations relating to the treatment of Haitian workers at one of our plants in Greeley, Colorado. In October 2024, a Charge of Discrimination (the “Charge”) on the basis of race, color and national origin was filed with the Equal Employment Opportunity Commission against Swift Beef Company by a Haitian employee on behalf of that person and similarly situated employees. Specifically, the Charge alleges that, when large numbers of Haitian employees began working for the company in late 2023, predominately on the plant’s second shift, (i) the company deliberately increased the speed of production on the second shift because the majority of employees on the second shift were Haitian; (ii) the increased speed of production on the second shift resulted in more injuries to second shift employees in comparison to first shift employees, resulting in a disproportionate impact on Haitian employees; and (iii) Haitian employees were discriminatorily denied unscheduled restroom breaks during production. Although we deny each of these allegations and intend vigorously defend ourselves against the Charge, we may suffer reputational harm as a result of the Charge and media reports surrounding it.

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

BNDESPar, a corporation incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) which, in turn, is wholly-owned by the Brazilian federal government. See “Principal Shareholders.” As of March 14, 2025, BNDESPar owned 20.81% of JBS S.A.’s total capital stock, conferring upon it the power to influence JBS S.A.’s shareholders meetings and strategic decisions and to appoint members of JBS S.A.’s board of directors (through the multiple vote and/or separate voting mechanisms under Brazilian corporate law) and fiscal council (through the mechanism of separate voting under Brazilian corporate law). However, the priorities of BNDESPar or the Brazilian federal government’s economic or social objectives, which are susceptible to political considerations, might not be strictly aligned with our strategy or the strategies of our other shareholders. Conflicts of interest or strategic divergences between the interests of BNDESPar and our interests or those of our other shareholders could adversely impact our ability to implement our business strategy and affect corporate governance.

We are a U.S. public reporting company subject to U.S. financial reporting rules and regulations and other requirements of the SEC. Our accounting and other management systems and resources may not be prepared to meet these requirements, which may strain our resources.

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

Since then, we have incurred higher legal, accounting and other expenses, and these expenses may increase even more in the future. For example, Section 404 of SOX requires annual management assessment of the effectiveness of internal controls over financial reporting, subject to phase-in accommodations for newly-registered companies. Our management and other personnel has devoted a substantial amount of time to these compliance initiatives, which we have developed and implemented while at the same time remaining focused on our existing operations. In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the applicable requirements of Section 404 of SOX, we may identify weaknesses and deficiencies in our internal control over financial reporting. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to regulatory investigations and civil or criminal sanctions. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for the New Notes.

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

Exports account for a significant portion of our net revenue, representing 25.9% of our net revenue for the year ended December 31, 2024. Exports subject us to risk factors that are outside our control in our principal sales markets, including:

●	changes in foreign currency exchange rates;

●	deterioration of economic conditions;

●	imposition of tariffs and other trade and/or health barriers, as further discussed below;

●	exchange controls and restrictions to exchange operations;

●	strikes or other events that may affect ports and transportation;

●	compliance with different foreign legal and regulatory regimes; and

●	trade barriers.

Disruptions due to import restrictions and tariffs, other trade protection measures and import or export licensing requirements regarding food products imposed by foreign countries pose significant risks. Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the presidential administration in the United States, are difficult to predict, may create uncertainty, and could impact our business. For example, the implementation of new tariff schemes by various governments, such as those implemented by the United States and China in recent years, could increase the costs of our operations and ultimately increase the cost of products sold from one country into another country.

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

In addition, we are subject to taxation in numerous countries, states and other jurisdictions. Tax laws, tax treaties, regulations, and administrative practices or their interpretation in various jurisdictions, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law.

In particular, the Organisation for Economic Co-operation and Development (the “OECD”) together with the G20 countries have committed to address abusive global tax avoidance, referred to as base erosion and profit shifting (“BEPS”) through 15 actions detailed in reports released on October 5, 2015 and through the Inclusive Framework on a global consensus solution to reform the international corporate tax system via a two-pillar plan agreed in 2021 (“Pillar Two”).

As part of the BEPS project, new rules dealing inter alia with the limitation of interest deductibility, double tax treaties abuse, the definition of permanent establishments, controlled foreign companies and hybrid mismatch arrangements, are being introduced into respective domestic law of BEPS member states via EU directives and a multilateral instrument. At international level, the “Multilateral Convention to Implement Tax Treaty Related Measures to prevent Base Erosion and Profit Shifting” (“MLI”) was published by the OECD on November 24, 2016. The aim of the MLI is to update international tax rules and lessen the opportunity for tax avoidance by transposing the results from the BEPS project into more than 2,000 double tax treaties worldwide. A number of jurisdictions (including Luxembourg) have signed the MLI and deposited instruments of ratification with the OECD. Luxembourg ratified the MLI through the law dated March 7, 2019 and deposited its instrument of ratification with the OECD on April 9, 2019. Its application per double tax treaty concluded with Luxembourg will depend on the ratification by the other contracting states and on the type of tax concerned. Subsequent changes in tax treaties negotiated by Luxembourg may have a material impact on the level of taxation of the JBS Group and any of its Luxembourg entities.

The European Council has adopted two Anti-Tax Avoidance Directives (being, Council Directive (EU) 2016/1164 of July 12, 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD 1”) and Directive 2017/952/EU of May 29, 2017 amending ATAD 1 as regards hybrid mismatches with third countries (“ATAD 2”) that address many of the above-mentioned issues. The measures included in ATAD 1 were implemented into Luxembourg law on December 21, 2018 and almost all of them are applicable since January 1, 2019. The measures included in ATAD 2 were implemented into Luxembourg law on December 23, 2019 and almost all of them are applicable since January 1, 2020 (with certain provisions concerning reverse hybrid mismatch arrangements applicable since January 1, 2022). ATAD 1 and ATAD 2 may impact the level of taxation of the JBS Group and any of its Luxembourg entities.

At EU level, Pillar Two is implemented through Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union (the “Pillar Two Directive”). EU Member States were required to transpose the Pillar Two Directive in their national laws by December 31, 2023 and the rules had to become effective for tax years commencing on or after December 31, 2023, with the exception of the undertaxed payment rule, which applies for tax years commencing on or after December 31, 2024. Luxembourg has transposed the Pillar Two Directive through the law of December 22, 2023 (the “Pillar Two Law”). On December 19, 2024, Luxembourg’s Parliament voted a bill of law amending the Pillar Two Law, incorporating the latest administrative guidance issued by the OECD and clarifying important principles relevant for Luxembourg businesses impacted by the Pillar Two Law. The abovementioned rules may adversely affect the tax burden of the JBS Group and any of its Luxembourg entities.

Furthermore, in Brazil, the income tax exemption in force on dividend distribution to non-resident shareholders is currently under review by Brazilian Congress under Bill No. 1,087/2025 that, if approved, would subject dividends paid to non-resident shareholders to a withholding tax at a 10% flat rate. This bill also proposes, among other aspects, the creation of a procedure to allow for a partial or total refund of the withholding tax in case the sum of the effective corporate income tax payable by the company distributing the dividends, added to the withholding tax on dividends, exceed the nominal rates of Brazilian corporate income taxes. This bill is still subject to analysis, with potential modification to its original content, and further approval by the Brazilian Congress, if that ever happens.

In relation to interest on shareholders’ equity (juros sobre capital próprio), its prohibition or taxation increase in the future, including the modifications in its calculation basis such as recent changes introduced by Law No. 14,789/2023 (that, among other modifications, prevented the inclusion of the Tax Incentive Reserve in such calculation basis as of January 1, 2024), may impact the net amount to be received by our shareholders.

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

As of December 31, 2024, our total outstanding indebtedness was US$19,326.8 million, consisting of US$2,084.2 million of current loans and financings and US$17,242.6 million of non-current loans and financings. If we are unable to repay or refinance our current or non-current loans and financings as they mature, this would have a material adverse effect on our financial condition.

The indentures governing our notes do not contain any restrictions on the incurrence of unsecured debt but the indentures do restrict our ability and the ability of our significant subsidiaries that guarantee the notes from creating certain liens securing debt on our future Principal Properties (as defined ”Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Definitions”). However, this covenant is subject to certain significant exceptions, including that as of the date of this annual report, there are no Principal Properties. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Certain Covenants of the Company.” Our indentures do not contain any financial or operating covenants or restrictions on the payments of dividends or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the limited covenants applicable in the indentures governing our notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

Our JBS USA Senior Unsecured Revolving Facility and our PPC Revolving Credit Facility (each as defined in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness”) include financial maintenance covenants that require compliance (subject to the collateral cure described below) (i) in the case of our JBS USA Senior Unsecured Revolving Facility, with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter (the “JBS USA Financial Maintenance Covenant”) and (ii) in the case of our PPC Revolving Credit Facility, with an interest coverage ratio to not be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter (the “PPC Financial Maintenance Covenant” and, together with the JBS USA Financial Maintenance Covenant, the “Financial Maintenance Covenants”). These facilities also contain debt covenants limiting any restricted subsidiary of JBS USA or PPC, as the case may be, that is not a loan party from incurring additional debt, subject to certain exceptions. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness—JBS USA Senior Unsecured Revolving Facility” and “—PPC Credit Facility.”

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

Certain of our debt agreements contain, among other provisions, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities by limiting our ability to:

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

We may not meet those ratios and tests, and our creditors may not waive any failure to meet those ratios and tests. A breach of any of these covenants or failure to maintain these ratios would result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facility could result in an event of default under the indentures governing our notes and/or other debt agreements. If an event of default under a credit facility were to occur, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable which could result in events of default under the indentures governing our notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Material Indebtedness” and “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.”

Obligations under the JBS USA Registered Notes and the related guarantees will be subordinated to certain statutory liabilities.

Under the laws of the jurisdiction of organization of JBS USA and the Parent Guarantors, obligations under the JBS USA Registered Notes will be subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of JBS USA and the Parent Guarantors under the JBS USA Registered Notes.

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

You may find it more difficult to enforce your rights against JBS USA and the Luxembourg guarantor than you would if they were a U.S. corporation.

JBS USA and the Luxembourg guarantor are organized in Luxembourg, and the corporate laws of Luxembourg govern their formation documents and corporate affairs. The rights of JBS USA and the Luxembourg guarantor and the responsibilities of JBS USA’s and the Luxembourg guarantor’s management are different from those for corporations established under the statutes and judicial precedents of the United States. You may find it more difficult to protect your interests against actions by JBS USA, the Luxembourg guarantor and their managers or directors, as applicable, than you would if JBS USA and the Luxembourg guarantor were U.S. corporations. Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Certain individual members of JBS USA’s and the Luxembourg guarantor’s board and management may reside outside the United States. Because the assets of JBS USA and the Luxembourg guarantor, certain of their subsidiaries and the assets of certain directors or managers are outside the United States, any judgment obtained in the United States against us or such persons may not be collectible within the United States. JBS USA and the Luxembourg guarantor have appointed JBS USA Food Company as their agent to receive service of process in any action against it in any federal court or court in the State of New York in connection with the JBS USA Registered Notes, the guarantees of the JBS USA Registered Notes and the indentures governing the JBS USA Registered Notes. JBS USA and the Luxembourg guarantor have not given consent for such agent to accept service of process in connection with any other claim. We have been advised by Luxembourg counsel to JBS USA and the Luxembourg guarantor that judgments of non-Luxembourg courts for civil liabilities predicated upon the securities laws of countries other than Luxembourg, including U.S. securities laws, may be enforced in Luxembourg, but enforcement is subject to a number of requirements.

Luxembourg bankruptcy laws may be different than U.S. and other bankruptcy and insolvency laws.

If JBS USA or the Luxembourg guarantor are unable to pay their indebtedness, including their respective obligations under the JBS USA Registered Notes or the guarantees, then JBS USA and the Luxembourg guarantor may become subject to bankruptcy or reorganization proceedings in Luxembourg. Luxembourg bankruptcy law is significantly different from, and may be less favorable to creditors than, the bankruptcy law in effect in the United States.

Judgments of Luxembourg courts enforcing our obligations would be payable only in euros.

If proceedings are brought in the courts of Luxembourg seeking to enforce JBS USA’s and the Luxembourg guarantor’s obligations under the JBS USA Registered Notes, JBS USA and the Luxembourg guarantor would not be required to discharge their obligations in a currency other than euros. Any judgment obtained against JBS USA and the Luxembourg guarantor in Luxembourg courts in respect of any payment obligations would be expressed in euros. We cannot assure you that this amount in euros will afford you full compensation of the amount sought in any such litigation.

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

We successfully integrated Swift into our operations and in 2009, on the heels of the successful Swift deal, we acquired a majority stake in PPC, one of the largest chicken processors in the United States, with operations in Mexico and Puerto Rico. As the result of subsequent purchases, as of the date of this annual report, we own approximately 83% of PPC’s total capital stock.  We financed the 2009 acquisition of PPC through an issuance of JBS S.A. convertible debentures for total proceeds of approximately US$2.0 billion. BNDESPar purchased substantially all of these convertible debentures, which were cancelled in May 2011 following another capital raise, whereby BNDESPar acquired approximately 19.85% of JBS S.A.’s total capital stock at the time.  As of March 14, 2025, BNDESPar owned 20.81% of JBS S.A.’s total capital stock. For more information about JBS S.A.’s principal shareholders, see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders.”

Since our acquisitions of Swift and PPC, we continued to grow through acquisitions, as well as organically, throughout the world. As evidenced by our success in integrating these major acquisitions, our leadership team and ultimate controlling shareholders have a decades-long track record of growth and expansion, while at the same time maintaining the culture of hard work, operational efficiency and leveraging market opportunities for growth, and know-how dating back to our founding by Mr. José Batista Sobrinho. Some of our significant acquisitions in addition to Swift and PPC, which have helped us to expand into the leading worldwide protein company that we are today, include:

●	In 2013, we acquired rights and equity interests in certain companies that comprised Marfrig Global Foods S.A.’s Seara Brasil poultry and pork business units. In addition to increasing JBS S.A.’s presence in the poultry and pork sectors in Brazil, the acquisition of Seara represented JBS S.A.’s first major expansion into the processed food products sector.

●	From 2014 to 2017, we completed various acquisitions that enhanced our geographic and product diversification and increased our production capacity for value-added and branded food products, including Tyson Foods’ poultry operations in Brazil and Mexico and the global operations of Primo Smallgoods Group, a leader in the Australian and New Zealand markets for processed food products such as ham, sausages and bacon.

●	In 2015, we acquired companies that comprised Marfrig’s United Kingdom-based “Moy Park” business, for a purchase price of approximately US$1.5 billion. As a result of the Moy Park acquisition, we expanded our operations in Europe, including our portfolio of processed and high value-added products, as well as poultry processing, with 13 food processing and manufacturing units in the UK, France, Holland and Ireland and over 12 thousand employees. The acquisition represented an important step towards our expansion strategy in Europe.

●	In 2015, we also acquired Cargill’s pork business in the U.S., for US$1.5 billion. The transaction added to JBS USA Pork two hog processing facilities, five feed mills, and four breeding units located in the States of Arkansas, Illinois, Iowa, Missouri, Oklahoma and Texas.

●	In 2017, we acquired GNP for US$357 million. GNP is a vertically integrated poultry business based in St. Cloud, Minnesota. Through the GNP acquisition of a portfolio of certified organic, natural product lines, we further strengthened our strategic position in the U.S. chicken market.

●	Also in 2017, we acquired Plumrose USA from Danish Crown A/S for an aggregate purchase price of US$230 million, which included five prepared foods facilities, including one in Elkhart, Indiana, two in Council Bluffs, Iowa, one in Booneville, Mississippi, and one in Swanton, Vermont, and two distribution centers in South Bend, Indiana, and Tupelo, Mississippi, respectively. This acquisition marks the continuation of our strategy of expanding our portfolio of branded, prepared foods, and the strengthening of our customer base and geographical distribution in the U.S. Plumrose USA offers an array of prepared foods including bacon, hams, sliced deli meats and cooked ribs.

●	In 2019, PPC acquired Tulip Limited, a leading integrated prepared foods supplier with fresh, value-added and branded operations in the United Kingdom, from Danish Crown A/S, for an aggregate purchase price of £290.0 million (equivalent to approximately US$363.2 million converted using the foreign exchange rate as at December 31, 2024).

●	Since 2020, we completed various additional strategic acquisitions, including our acquisition of Huon Aquaculture Group Ltd, Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania.

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

Recent Acquisitions

Since 2009, through acquisitions and organic growth, we have increased our production capacity and product offerings in South and North America and expanded our production capacity to Australia and Europe. We currently operate a diversified global platform through which we offer fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers around the world. Since 2022, we have entered into several acquisitions, including primarily the TriOak Business Acquisition described below.

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

Currently, JBS S.A. Common Shares are listed on the Novo Mercado listing segment of the B3 and JBS S.A. American Depositary Shares (“ADSs”) trade over-the-counter in the U.S. Upon completion of the Corporate Restructuring, we expect to delist the JBS S.A. Common Shares from the B3. In addition, JBS S.A.’s sponsored Level 1 ADS program, pursuant to which JBS S.A.’s ADSs have been issued, will be terminated following the completion of the Corporate Restructuring. If the Corporate Restructuring is completed, JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V., holders of JBS S.A. Common Shares will become shareholders of JBS N.V., and the JBS S.A. Common Shares will no longer be publicly traded. In this document, references to “JBS N.V.” are meant to include JBS B.V. prior to its renaming and conversion into a Dutch public limited liability company.

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

Proposed Steps

The proposed steps of the Corporate Restructuring are as follows:

Step 1: As the first step in the Corporate Restructuring, JBS N.V. will, through a series of transactions (the “Controlling Shareholder Contributions”), become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions will occur in two phases: (A) in the first phase, which took place on December 22, 2023: (1) J&F contributed and transferred a portion of its JBS S.A. Common Shares (or 369,918,510 JBS S.A. Common Shares), and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa – Investimento no Exterior (formerly Fundo de Investimento em Participações Multiestratégia Formosa), a Brazilian investment fund (“FIP Formosa”) indirectly wholly owned by J&F, contributed and transferred all of its JBS S.A. Common Shares (or 180,010,329 JBS S.A. Common Shares) to JBS Participações (or Brazil HoldCo”) in exchange for newly-issued shares of Brazil HoldCo; (2) immediately thereafter, J&F and FIP Formosa contributed and transferred all such shares of Brazil HoldCo to J&F Investments Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“LuxCo”); and (3) immediately thereafter, LuxCo contributed and transferred all such shares of Brazil HoldCo to JBS N.V.; and (B) in the second phase: (1) J&F will contribute and transfer all of its remaining JBS S.A. Common Shares (or 522,224,559 JBS S.A. Common Shares) to Brazil HoldCo as payment for previously issued but unpaid shares of Brazil HoldCo; (2) immediately thereafter, J&F will contribute and transfer all such shares of Brazil HoldCo to LuxCo; and (3) immediately thereafter, LuxCo will contribute and transfer all such shares of Brazil HoldCo to JBS N.V. As a result of the completion of the first phase of the Controlling Shareholder Contributions, as of the date of this annual report, J&F and Brazil HoldCo are our direct controlling shareholders. J&F indirectly owns 100% of the total capital stock of Brazil HoldCo, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. If the Merger of Shares (defined below) is not approved at the JBS S.A. General Meeting (as defined below), then the second phase of the Controlling Shareholder Contributions may or may not occur, and the first phase of the Controlling Shareholder Contributions may or may not be reversed, depending exclusively on how our ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A.’s common shares, which decision will not affect JBS S.A. Following the completion of the second phase of the Controlling Shareholder Contributions and immediately prior to the second step described below, we expect that LuxCo will hold 241,234,515 JBS N.V. Class A Common Shares and 294,842,184 JBS N.V. Class B Common Shares. Once the second phase of the Controlling Shareholder Contributions is completed, JBS N.V. will, through Brazil HoldCo, indirectly hold the JBS S.A. Common Shares that are currently held directly by J&F. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. The Controlling Shareholder Contributions have been and will be subject to the same exchange ratio of one JBS N.V. Common Share for every two JBS S.A. Common Shares that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (defined below), which will result in each holder of JBS S.A. Common Shares (“JBS S.A. Shareholder”) issued and outstanding on the last day the JBS S.A. Common Shares will trade on the B3 (the “Last Trading Day”) and each holder of JBS S.A. ADSs (“JBS S.A. ADS Holder”) who surrenders their JBS S.A. ADSs after the closing of the Redemption receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or JBS S.A. ADS Holder had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our ultimate controlling shareholders (held indirectly, through LuxCo) may increase substantially in relation to our non-controlling shareholders as a result of the aforementioned steps, depending on the number of JBS N.V. Class A Common Shares converted into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below).

Step 2: As the second and final step in the Corporate Restructuring, subject to approval by a general meeting of shareholders of JBS S.A. (the “JBS S.A. General Meeting”) and a general meeting of shareholders of HoldCo (the “HoldCo General Meeting”), as the case may be, JBS S.A. Shareholders on the Last Trading Day and JBS S.A. ADS Holders who surrender their JBS S.A. ADSs after the closing of the Redemption will receive JBS N.V. Class A Common Shares (and in the case of JBS S.A. Shareholders, initially in the form of BDRs) and a cash dividend in connection with the Proposed Equity Transaction, on the terms defined below:

●	Merger of Shares. Subject to approval at the JBS S.A. General Meeting, a merger of shares (incorporação de ações) under Brazilian law (the “Merger of Shares”) will be implemented pursuant to which every two JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by Brazil HoldCo (including by The Bank of New York Mellon, as depositary with respect to the JBS S.A. ADSs (the “JBS S.A. ADS Depositary Bank”)) will be automatically contributed for their book value into Brazil HoldCo in exchange for one newly issued mandatorily redeemable preferred share of Brazil HoldCo (“Brazil HoldCo Redeemable Shares”), as a result of which JBS S.A. will become a wholly-owned subsidiary of Brazil HoldCo. The Brazil HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs.

●	Redemption. Subject to approval by JBS N.V. at a general meeting of the sole shareholder of Brazil HoldCo (the “Brazil HoldCo General Meeting”) and immediately after the implementation of the Merger of Shares, Brazil HoldCo will redeem all of the Brazil HoldCo Redeemable Shares and deliver to each holder thereof (including the JBS S.A. ADS Depositary Bank) one JBS N.V. BDR for every one Brazil HoldCo Redeemable Share held (the “Redemption”). The JBS S.A. ADS Depositary Bank will cause the JBS N.V. BDRs that it receives pursuant to the Redemption to be immediately cancelled for delivery of the underlying JBS N.V. Class A Common Shares, which it will deliver to JBS S.A. ADS Holders upon surrender by those holders of their JBS S.A. ADSs and payment by the JBS S.A. ADS Holders of certain fees to the JBS S.A. ADS Depositary Bank. If any other holder of JBS N.V. BDRs wishes to receive the underlying JBS N.V. Class A Common Shares, that holder must take action to cancel their JBS N.V. BDRs.

●	Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders as of the date of the JBS S.A. General Meeting (including our direct controlling shareholders) and all JBS S.A. ADS Holders as of a record date set by the JBS S.A. ADS Depositary Bank (which may be the date of the JBS SA General Meeting or a later date) will be entitled to receive a cash dividend estimated, at current market conditions, at R$1.00 per JBS S.A. Common Share held. Prior to the closing of the Proposed Equity Transaction, Brazil HoldCo expects to distribute its portion of the cash dividend to JBS N.V., for further distribution to LuxCo.

JBS S.A. Shareholders (and JBS S.A. ADS Holders, through the JBS S.A. ADS Depositary Bank) will have the opportunity to vote on the Proposed Equity Transaction at the JBS S.A. General Meeting. The Proposed Equity Transaction encompasses three main deliberations at the JBS S.A. General Meeting:

(1)	the Merger of Shares and ancillary matters require the affirmative vote of the majority (at least 50% plus 1 share) of the total issued and outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs) (or an “absolute majority” for purposes of Brazilian corporate law);

(2)	the Cash Dividend requires the affirmative vote of the majority (at least 50% plus 1 share) of the issued and outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs) present at the JBS S.A. General Meeting; and

(3)	the Delisting requires the affirmative vote of the majority (at least 50% plus 1 share) of the JBS S.A. Free Float Outstanding (defined as all JBS S.A. Common Shares (including JBS S.A. Common Shares underlying JBS S.A. ADSs) except for treasury shares and shares owned by our direct controlling shareholders and their related parties or by directors or officers of JBS S.A.) present at the JBS S.A. General Meeting. Accordingly, JBS S.A.’s direct controlling shareholders will not be entitled to vote on this matter.

Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting (including JBS S.A. Free Float Outstanding represented by JBS S.A. ADSs), the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of these shares. A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the total issued and outstanding JBS S.A. Common Shares as of March 14, 2025. However, since certain matters being voted on at the JBS S.A. General Meeting (such as the Merger of Shares) must be approved by a majority of the total issued and outstanding JBS S.A. Common Shares (including JBS S.A. Common Shares represented by JBS S.A. ADSs), it is possible that the Proposed Equity Transaction may be approved by non-controlling shareholders representing as little as approximately 1.7% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.34% of the issued and outstanding JBS S.A. Common Shares held by JBS S.A.’s direct controlling shareholders as of March 14, 2025 amount to a majority of the JBS S.A. Common Shares outstanding).

Our direct controlling shareholders, who held 48.34% of the issued and outstanding JBS S.A. Common Shares as of March 14, 2025, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is first approved by a majority of the shares held by our non-controlling shareholders present at the JBS S.A. General Meeting and only if the votes of our direct controlling shareholders are necessary to approve the Merger of Shares (and ancillary matters) and the Cash Dividend, which as stated above must be approved by the majority of the total outstanding JBS S.A. Common Shares or the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting, as the case may be. Accordingly, if our non-controlling shareholders present at the JBS S.A. General Meeting do not approve the Delisting, our direct controlling shareholders will abstain from voting on the Merger of Shares (and ancillary matters) and the Cash Dividend. In addition, if no non-controlling shareholders attend the JBS S.A. General Meeting, the meeting will not be held even though the shares held by JBS S.A.’s direct controlling shareholders will be sufficient to establish a quorum because, as described above, the Proposed Equity Transaction cannot be approved without participation by non-controlling shareholders.

BNDESPar is currently JBS S.A.’s largest minority shareholder, holding 20.81% of JBS S.A.’s total capital stock. Under Brazilian law, this interest provides BNDESPar with enhanced corporate governance features, such as the right to nominate and appoint members of the board of directors and fiscal council of JBS S.A. We have been advised by J&F and BNDESPar that as a result of the fact that these benefits will no longer be available to BNDESPar if the Proposed Equity Transaction is approved and the JBS Group’s parent company becomes a Dutch holding company, on March 14, 2025, J&F and BNDESPar entered into an agreement (the “J&F/BNDESPar Agreement”) pursuant to which J&F has agreed to create a remuneration mechanism to partially protect BNDESPar against the risk that the potential maximization of shareholder value as a result of the Proposed Equity Transaction do not materialize by December 31, 2026. To that end, J&F has agreed to pay a conditional remuneration to BNDESPar for every JBS S.A. Common Share held by BNDESPar on the date of the J&F/BNDESPar Agreement, up to an aggregate maximum of R$500.0 million.

We have been advised by J&F and BNDESPar that as a result of BNDESPar becoming party to the J&F/BNDESPar Agreement, BNDESPar will abstain from voting at the JBS S.A. General Meeting that will deliberate on the Proposed Equity Transaction. Accordingly, BNDESPar will not be included in the calculation of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, and ultimately a majority of the other non-controlling shareholders of JBS S.A. will decide whether or not to approve the Proposed Equity Transaction. As of the date of this annual report, we have not received any formal commitments to vote in favor of the Proposed Equity Transaction, and to our knowledge, there is currently no voting agreement or understanding, formal or informal, between any other shareholders with respect to the Proposed Equity Transaction.

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

Immediately following the completion of the Proposed Equity Transaction:

●	JBS S.A. will be an indirect wholly owned subsidiary of JBS N.V.

●	The business conducted by the JBS Group will be the same as prior to the Proposed Equity Transaction.

●	JBS S.A. Shareholders will become shareholders of JBS N.V. (in some cases, initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares).

●	The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and holders of JBS S.A. ADSs who surrender their JBS S.A. ADSs after the closing of the Merger of Shares and the Redemption (the “Closing Date”). On the Closing Date, our ultimate controlling shareholders will (indirectly, through LuxCo) hold an aggregate number of JBS N.V. Class B Common Shares and JBS N.V. Class A Common Shares that represents the same economic interest in JBS N.V. as they will have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption and the issuance or transfer of JBS N.V. Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Proposed Equity Transaction. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of our ultimate controlling shareholders will increase from 48.34% to 84.77% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 14, 2025).

●	Our ultimate controlling shareholders will continue to control the JBS Group’s business through their indirect ownership of JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares representing in the aggregate 84.77% of the voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 14, 2025), which will represent an increase in their aggregate voting power from the 48.34% voting power in JBS S.A. they held as of March 14, 2025. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period (as defined below) and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.34% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders (as defined below) do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.07% and 90.34% of the aggregate voting power in JBS N.V.

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

Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on March 14, 2025, immediately upon completion of the Proposed Equity Transaction, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders will (indirectly, through LuxCo) hold 100% of the then-outstanding JBS N.V. Class B Common Shares and 29.63% of the then-outstanding JBS N.V. Class A Common Shares, representing 84.77% of the aggregate voting power in JBS N.V., which will represent an increase in their aggregate voting power from the 48.34% voting power in JBS S.A. they held as of March 14, 2025. Following the completion of the Proposed Equity Transaction, and except for any future issuances of JBS N.V. Class A Common Shares, this voting power will be reduced only if and to the extent that holders of JBS N.V. Class A Common Shares successfully request conversions of their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period and do not reconvert into JBS N.V. Class A Common Shares thereafter. Moreover, this voting power will be increased to 90.34% to the extent that our ultimate controlling shareholders (through LuxCo) successfully request conversions of all their JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares during the Class A Conversion Period, Eligible Shareholders do not request such conversion and our ultimate controlling shareholders (through LuxCo) do not reconvert into JBS N.V. Class A Common Shares thereafter and no new shares of JBS N.V. are issued. Following the Class A Conversion Period (and assuming no new shares of JBS N.V. are issued during this period), our ultimate controlling shareholders will (indirectly, through LuxCo) hold between 46.07% and 90.34% of the aggregate voting power in JBS N.V. In contrast, the aggregate voting power of our non-controlling shareholders may decrease to as little as 9.66% from the 51.66% voting power in JBS S.A. they held as of March 14, 2025. The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling and non-controlling shareholders upon completion of the Proposed Equity Transaction and the Conversion will depend on the percentage of JBS S.A. Common Shares that they hold on the Last Trading Day, the number of JBS N.V. Class A Common Shares that are converted into JBS N.V. Class B Common Shares during the Class A Conversion Period and reconverted into JBS N.V. Class A Common Shares, and any additional issuances of JBS N.V. Common Shares after the Proposed Equity Transaction. Upon completion of the Proposed Equity Transaction, to continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters), our ultimate controlling shareholders must directly or indirectly hold approximately 9% of the total number of JBS N.V. Common Shares outstanding (assuming they directly or indirectly hold 100% of the JBS N.V. Class B Common Shares outstanding).

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

Recent Developments

Payment of Interim Dividends

On January 15, 2025, JBS S.A. paid interim dividends from profit reserves in the amount of R$2.2 billion (equivalent to US$355.3 million considering the exchange rate on December 31, 2024), corresponding to R$1.00 (equivalent to US$0.16 million considering the exchange rate on December 31, 2024) per common share. The constitution of these interim dividends is reflected in our historical consolidated balance sheet as of December 31, 2024.

JBS USA’s Offering of 5.950% Senior Notes due 2035 and 6.375% Senior Notes due 2055

On January 21, 2025, JBS USA completed a sale of US$1,750.0 million in aggregate principal amount of senior notes, consisting of (i) 5.950% Senior Notes due 2025 in an aggregate principal amount of US$1,000.00 million, and (ii) 6.375% Senior Notes due 2055 in an aggregate principal amount of US$750.0 million. JBS USA used the net proceeds from these offerings of notes for general corporate purposes, including the repayment of approximately US$1.1 billion in current loans and financings and US$0.1 billion in non-current loans and financings.

Mantiqueira Acquisition

On January 27, 2025, JBS S.A. announced that it had entered into an investment agreement with Mantiqueira Alimentos Ltda. (“Mantiqueira”) to subscribe for 48.5% of the total capital stock and 50% of the voting shares of Mantiqueira (the “Mantiqueira Acquisition”). The value of the investment will be established based on an enterprise value for 100% of Mantiqueira of R$1.9 billion. Upon completion of the investment, we will share control of Mantiqueira with its founding member, Mr. Leandro Pinto.

The Mantiqueira Acquisition will allow us to enter the egg sector and reinforce our global platform diversified by geography and protein. Mantiqueira currently has a static capacity of 17.5 million laying and rearing birds, 4 billion table eggs produced per year and a focus on free-range egg production since 2020. It has more than 3,000 employees, with units in six Brazilian states and a presence in markets in 16 Brazilian states with exports to South America, Asia, Africa and the Middle East. Mantiqueira’s “Happy Eggs” brand focuses on free-range chickens and “Fazenda da Toca” operates in the organic eggs segment.

The Mantiqueira Acquisition is subject to customary closing conditions. On February 26, 2025, the acquisition was approved without restrictions by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), Brazil’s competition regulator. Closing is expected to occur by the end of the first quarter of 2025.

Dismissal of NYAG Complaint

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries JBS USA Food Company and JBS USA Food Company Holdings (the “NYAG Defendants”) in the Supreme Court of the State of New York, County of New York (the “New York Court”), alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. On January 10, 2025, the New York Court granted the NYAG Defendants’ Motion to Dismiss and dismissed the Attorney General’s claims against the NYAG Defendants without prejudice. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Possible Loss (Contingent Liabilities)—Civil Proceedings—United States—U.S. State Matters.”

Seara Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

On March 6, 2025, three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”) due 2035, 2045 and 2055, in the aggregate principal amount of R$805.3 million (equivalent to US$130.0 million, considering the exchange rate on December 31, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) to be issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030

On March 21, 2025, JBS USA Food Company sent a conditional notice of redemption to redeem US$850.0 million aggregate principal amount of its 5.500% Senior Notes due 2030 (the “2030 Notes”). The redemption is conditioned upon the receipt by PPC’s shareholders of a special cash dividend of US$6.30 per share, which will be payable on or around April 17, 2025.

The redemption is expected to occur on May 1, 2025, subject to the receipt of the cash dividend by PPC’s shareholders. The redemption price for the 2030 Notes will be equal to 102.750% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Proposal to Distribute Dividends

On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of R$4.4 billion (equivalent to US$716.4 million considering the exchange rate on December 31, 2024), corresponding to R$2.00 (equivalent to US$0.32 considering the exchange rate on December 31, 2024) per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units; and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina. The source of cash for our capital expenditures generally tends to be our own cash flows.

For more information about our capital expenditures for the years ended December 31, 2024, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

B. Business Overview

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2024, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$77.2 billion, US$72.9 billion and US$72.6 billion for the years ended December 31, 2024, 2023 and 2022, respectively. We recorded a net income of US$2.0 billion for the year ended December 31, 2024, a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion for the year ended December 31, 2022. Our Adjusted EBITDA was US$7.2 billion, US$3.5 billion and US$6.7 billion for the years ended December 31, 2024, 2023 and 2022, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 320,000 customers worldwide in approximately 180 countries on six continents.

As of December 31, 2024, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,622 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 147,000 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,533 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

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

We are geographically diversified. In the year ended December 31, 2024, we generated 74.1% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.9% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 48.9% of our net revenue from export sales in the year ended December 31, 2024, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 14.2% of our net revenue from export sales in the year ended December 31, 2024.

Our management uses net revenue, along with Adjusted EBITDA and Adjusted EBITDA Margin, to measure our performance. The following table sets forth some of our financial information for the periods indicated.

	For the year ended December 31,
	2024	2023	2022
	(in millions of US$, except percentages)

Net revenue	77,182.5	72,918.1	72,613.9
Net income (loss)	1,967.6	(131.7)	3,143.5
Net margin (1)	2.5%	(0.2)%	4.3%
Adjusted EBITDA (2)	7,191.9	3,457.9	6,722.0
Adjusted EBITDA margin (3)	9.3%	4.7%	9.3%

(1)	Net margin is calculated by dividing net income (loss) by net revenue.
(2)	Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments to net income, as further described in this annual report (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of fiscal payments and installments; exclusion of Rio Grande do Sul losses; exclusion of extemporaneous litigation expenses; exclusion of reversal of tax credits; and exclusion of certain other operating income (expense), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS – Accounting Standards, and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS – Accounting Standards or as measures of operating cash flows or liquidity. You should rely primarily on our financial information prepared in accordance with IFRS – Accounting Standards and use of Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information— Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net income, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Reconciliation of Adjusted EBITDA.”
(3)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue.

Set forth below is a map showing, by region, the geographic distribution of our more significant brands and percentage contribution to our net revenue for the year ended December 31, 2024, based on destination and origin of sale for the same period.

We have grown our business rapidly through strategic acquisitions and organic growth via a continuous focus on efficient capital investment targeted at high-return opportunities. As set forth in the charts below, we have grown our business from US$38.6 billion in net revenue in 2012 to US$77.2 billion in net revenue in 2024, representing a 5.9% compound annual growth rate (“CAGR”) since 2012 and Adjusted EBITDA (calculated as set forth below) from US$2.2 billion in 2012 to US$7.2 billion in 2024, representing a 10.2% CAGR. During the same period, our net income was US$0.4 billion in 2012 and US$2.0 billion in 2024, representing a CAGR of 14.5%, and our operating profit increased from US$1.4 billion in 2012 to US$4.4 billion in 2024, representing a CAGR of 10.1%. To calculate CAGR, we divided the value of the period in question by its value for the earliest comparative period, raised the result to the power of one divided by the number of intervening periods, and subtracted one from the subsequent result.

Description of Business Segments

In order to efficiently manage our global operations, we are organized according to the following seven business segments:

●	Brazil. Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. In 2024, our Brazil segment had net revenue of US$12.6 billion and Adjusted EBITDA of US$965.0 million.

●	Seara. Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. In 2024, our Seara segment had net revenue of US$8.8 billion and Adjusted EBITDA of US$1,538.6 million.

●	Beef North America. Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe. In 2024, our Beef North America segment had net revenue of US$24.3 billion and Adjusted EBITDA of US$247.3 million.

●	Pork USA. Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations. In 2024, our Pork USA segment had net revenue of US$8.1 billion and Adjusted EBITDA of US$1,071.2 million.

●	Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from United States, United Kingdom, Europe and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. In 2024, our Pilgrim’s Pride segment had net revenue of US$17.9 billion and Adjusted EBITDA of US$2.7 billion.

●	Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. In 2024, our Australia segment had net revenue of US$6.6 billion and Adjusted EBITDA of US$664.3 million.

●	Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe. In 2024, our Others segment had net revenue of US$526.3 million and Adjusted EBITDA of US$3.4 million.

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

The following charts set forth the proportion our total net revenue and Adjusted EBITDA by segment for the year ended December 31, 2024.

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

Beef North America Segment

Products, Sales and Marketing

The majority of our beef revenues from our operations in the United States and Canada are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). In addition, we sell beef by-products to the variety meat, feed processing, fertilizer and pet food industries. Cattle hides are sold for both domestic and international use, primarily to the clothing and automotive industries. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Following JBS USA’s acquisition Vivera Topholding BV, which was completed in June 2021, we also sell plant-based food products in Europe.

We market products under several brand names, including “Swift,” “Swift Premium,” “Swift Angus Select,” “Swift Premium Black Angus,” “Aspen Ridge” and “Miller Blue Ribbon Beef.” Our hallmark brand, Swift, was founded in 1855. We believe that our brands, marketed primarily at the wholesale level, provide a platform for further growth and expansion of our value-added and premium program product lines.

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

Our JBS USA Pork segment also includes Sunnyvalley, a smoked bacon, ham and turkey processing business in the U.S., which we acquired on December 1, 2021 and expanded our presence in the value-added and branded product categories, and TriOak, which we acquired on December 2, 2022, and ensures access to a consistent supply of premium hogs for our pork processing facilities.

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

Our Pilgrim’s Pride segment also includes our U.K. prepared meat and meals products business, which we acquired through PPC’s acquisition of the specialty meats and ready meals businesses of Pilgrim’s Food Masters (formerly known as Kerry Group plc). Pilgrim’s Food Master is a leading manufacturer of branded and private label meats, meat snacks and food-to-go products in the U.K. and the Republic of Ireland. We closed the Pilgrim’s Food Masters acquisition in September 2021.

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

Europe

We own and operate four fresh chicken processing facilities, two pork processing facilities, one lamb processing facility and one hog farm in the United Kingdom. As a vertically-integrated chicken processor, we also own and operate feed mills and hatcheries in the United Kingdom.

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

Our JBS Australia segment also includes Rivalea, a hog breeding and processing business in Australia we acquired on January 4, 2022, and Huon Aquaculture Group Ltd, an Australian salmon aquaculture company we acquired on November 17, 2021. This acquisition expands our presence in Australia as we enter into the salmon business.

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

Processing Facilities

In Australia, we own and operate seven standalone beef processing plants, including the largest and what we believe to be the most technologically advanced facility in that country, one combined beef and lamb processing plant, two standalone lamb processing plants and one other combined beef and lamb processing plant, three pork processing plants and two fish processing plants. We also operate seven value-added facilities and eight retail locations and 42 hog farms in Australia and one value-add facility in New Zealand. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also operate one hide processing facility in Australia. For more information about our beef, lamb and pork operating facilities in Australia and New Zealand, see “—D. Property, Plant and Equipment—Operating Facilities—Australia Segment.”

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

We operate several hide tanneries around the world, including: one in Argentina, one in Uruguay, one in Mexico, one in Germany, one in Vietnam and one in Italy.

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

The table below sets forth our owned and leased distribution centers by location as of December 31, 2024:

	Owned Facilities	Leased Facilities	Total
Brazil	9	24	33
Mexico	8	14	22
United States	2	1	3
Puerto Rico	—	1	1
Australia	—	7	7
New Zealand	—	1	1
Europe	1	2	3
Total	20	50	70

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

In June 2022, as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S.A. formed the Global Compliance Committee, which is an executive committee comprised of the JBS Chief Ethics and Compliance Officer, JBS S.A. Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Investimentos SA Global Compliance Officer and the Chairman of the JBS S.A. board of directors. The goal of the Global Compliance Committee is to harmonize key compliance-related policy areas in the company’s worldwide business. Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with:

◌	advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy;

◌	recommending the implementation of policies to be applied globally by all of our companies;

◌	helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct, policies and internal controls practices; and

◌	preventing, detecting and correcting any ethical, behavioral, and/or any compliance-related deviation.

●	Risk assessment. JBS S.A. has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities. The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls.

●	Policies and procedures. We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk-based policies applicable to our business and the risks that we face. Our policies address the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third parties. Under the guidance of the Global Compliance Committee, we recently adopted a Global Anti-Bribery Anti-Corruption Policy that applies to all of our businesses.

●	Training. Our employees receive training on our Code of Conduct and our policies, including our Global Anti-Bribery and Anti-Corruption Policy. Training is provided at onboarding and periodically thereafter.

●	Ethics line and investigations. We have implemented a global ethics reporting line that is hosted by an independent third party, which allows any interested party to report potential or suspected violations of our code, policies or applicable law on an anonymous basis. We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures. Our Code and policies prohibit retaliation against anyone making a good faith report of a violation of the law or our Code and policies.

●	Third parties. We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk-based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code, third party training and other risk mitigating measures.

●	Communications. We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face. We also periodically host compliance events or participate in company events to promote ethics and compliance priorities.

●	Controls. The ABAC Program includes risk-based controls that have been implemented to mitigate material compliance risks. The controls include KPIs that allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program. Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties.

●	Monitoring. We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities. We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk.

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

The renewal of environmental licenses usually must be requested within 120 (one hundred twenty) days before the end of its term of validity in order to automatically extend the validity of the licenses until the environmental authority’s definitive decision on such request. Carrying out a potentially polluting activity without the relevant and applicable environmental license is an administrative violation and a criminal offense, regardless of the legal obligation to repair any environmental damage eventually caused. In the administrative sphere, the legislation in effect authorizes the imposition of fines ranging from R$50.00 to R$50,000,000.00, among other penalties such as warning, embargo, full or partial suspension of the activities and demolition. The sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license.

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

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean up of contaminated soil and groundwater. The existence of contamination represents an environmental liability that may result in civil, administrative and criminal sanctions for the polluter, operator and/or the purchaser of the affected property. We could be liable for (1) the costs involving the remediation of any existing contamination and (2) the restoration of natural resources damaged by any release, among other proceedings requested by the environmental agency. The investigations, remediation and monitoring of contaminated areas generally are time consuming and involve significant costs. In addition to the risk of sanctions in the criminal sphere (imprisonment for up to four years for shareholders, officers or any other person that has been found liable for the offense and assessment of a fine) and administrative sphere, and the obligation to repair the damage in the civil sphere, the existence of environmental contamination may negatively impact our image.

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

We have, from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean up of contaminated sites, may materially affect our business or operations in the future. See ”Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We are subject to various risks relating to worker safety.”

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

The European Union Deforestation Regulation (the “EUDR”) entered into force on June 29, 2023, and its main obligations, which were initially expected to become applicable in December 2024, are expected to become applicable in December 2025. The EUDR mandates extensive due diligence on the value chain for all operators and traders dealing in seven covered commodities:

●	Cattle;

●	Cocoa;

●	Coffee;

●	Palm oil;

●	Rubber;

●	Soy; and

●	Wood.

Businesses will be allowed a transition period after the regulations become applicable. While the specific implementing timelines have not yet been established, larger companies will potentially have a 12-month grace period from the date of the regulation’s applicability to come into compliance, depending on the specifics of EU member states’ individual enforcement schemes. During such grace period, companies are expected to implement due diligence systems and adapt their supply chains in preparation for the new rules. Since the EUDR came into force, we have been monitoring its implementation to ensure full compliance by the date of application. The recent postponement of EUDR allows us to improve our due diligence procedures. This includes assessments related to deforestation, human rights, land use rights, as well as the rights of indigenous peoples and local communities.

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

Penalties for non-compliance will be laid down under national law, but must be effective, proportionate and dissuasive. In due course, the intention is for the EUDR to be subject to criminal penalties, but under the EUDR itself, penalties may include:

●	Fines proportionate to the environmental damage and value of the items and will gradually increase with repeated infringements. The maximum fine will be at least 4% of European Union turnover in the preceding year and may be increased to exceed the potential economic benefit;

●	Confiscation of the products or confiscation of the revenues gained from the items;

●	Temporary exclusion from public procurement processes and public funding; and

●	For serious or repeated infringements:

◌	temporary prohibition from dealing in the European Union in those items; or

◌	a prohibition from using the simplified due diligence process.

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

During the 12-month period ended December 31, 2024, the sales of beef exported from Brazil to the European Union and the United Kingdom, represented less than 1% of our total consolidated net revenue.

As described below under ”—Cattle and Grain Supply Chains and Deforestation—Brazilian Cattle Supply Chain,” we already perform extensive monitoring of our direct suppliers using recognized CAR and PRODES instruments for geolocation and illegal deforestation detection and, through the Platform, we are in the process of extending this due diligence to our indirect suppliers. With regard to the more extensive EUDR, we have been closely monitoring the developments surrounding this legislation’s implementation and are supportive of a standardized due diligence procedure.

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

Notwithstanding the efforts described above, and the fact that the final specifics of implementation to be required by relevant authorities are still pending definition, there can be no assurance that we will be able to comply with the EUDR and with the U.K.’s Forest Risk Commodities Scheme in full and, in such a case, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations. See ”Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.”

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

Industry Standards and Certifications

In addition to the legislation referred to above, we also seek to align our practices with certain industry standards and certifications, including:

●	North American Meat Institute (NAMI) Protocols: Developed with experts like Dr. Temple Grandin, these protocols include the “Meat Institute Animal Handling Guidelines & Audit Program” and other best practice manuals that cover animal handling, stunning and slaughter, facility design, employee training and auditing and compliance;

●	Certified Humane: The “Certified Humane” label is a standard set forth by the Humane Farm Animal Care (HFAC) program, which sets specific standards to cover animal welfare from birth through slaughter, and include standards for prompt veterinary care and access to nutritious food and clean water. Certain of our products, including those marked under the Seara Da Granja and Frango Orgânico marketing names, are certified annually under this program; and

●	PAACO: We undergo regular audits in our business units conducted by the Professional Animal Auditor Certification Organization (PAACO), an independent third party organization established in 2004 by a coalition of professional organizations focused on veterinary medicine and animal science. These audits cover all aspects of animal handling from farm to slaughter.

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

Another key tool in our monitoring program is a document knows as Animal Transit Guide (Guia de Trânsito Animal) (“GTA”). The GTA originated prior to the TAC as part of the Brazilian System of Inspection for Animal Products (Sistema Brasileiro de Inspeção de Produtos de Origem Animal). Originally instituted as a document used for sanitary control and verification purposes (i.e., verification of origin, destination, final use, species, vaccination status, etc.), the GTA subsequently took on an additional function as the principal document for purposes of verifying environmental compliance. When the information relating to the cattle from the GTA is cross-verified with data provided to the CAR described under “—Regulation—Environmental and Health Regulation—Brazil—Brazilian Forest Code” above, as well as with satellite imagery provided by a Brazilian government program that undertakes satellite surveillance of clear cutting in the Amazon region. This satellite surveillance program is known as the Program for Satellite Monitoring of Deforestation (Programa de Monitoramento do Desmatamento por Satélite) (“PRODES”). Together with the CAR data, the PRODES database can be consulted to determine whether a given animal originated in land that has been illegally deforested. JBS performs this analysis on every head of cattle that it acquires.

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

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. In December 2023, more than 62% of cattle processed by JBS was enrolled in the platform. This information has been published in JBS S.A.’s 2023 sustainability report, which is available on JBS S.A.’s website. This report is not included in this annual report and is not incorporated into this annual report by reference. As of December 31, 2024, more than 80% of cattle processed by JBS was enrolled in the platform.

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

Climate Change Reduction Goals

In 2021, we shared our ambition to strive for net zero greenhouse gas emissions in our operations and across our shared value chain by 2040. At that time, many companies, governments, and nongovernmental organizations made similar public goals in an effort to galvanize action against the most harmful impacts of climate change. While achievement of a goal of this ambitious magnitude was never under the control of any one company, organization, or government; we believed this collective movement towards net zero goals was a positive step and an important effort to join. As part of our ambition, we started the process of establishing voluntary emissions reduction targets with the Science Based Target initiative (SBTi) in line with our Net Zero by 2040 goal. During the two-year process of target setting, SBTi created new requirements and draft methodologies for agriculture-based companies that fundamentally altered the target-setting process. As a result, many leading agricultural companies, including JBS, have not proceeded with setting targets through SBTi and are pursuing their environmental goals outside of the SBTi framework. While certifying bodies and standards will necessarily change over time, our climate ambitions are currently steadfast. Our ambition to set near-term science-based targets in line with our Net Zero by 2040 ambition has not changed. More importantly, no matter the long-term goal, there are significant on-the-ground actions that must occur today, such as our comprehensive efforts to address the drivers of deforestation in the Amazon, if we are to preserve a resilient global agricultural system that works for farmers, consumers and the planet tomorrow.

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

While we are dedicated to working towards these climate change reduction goals, they are ambitious and success in achieving these goals will require collaboration and alignment, as well as resources and efforts by experts, shareholders, customers, governments, and partners throughout our supply chain. Our goals will also require advanced technologies, tools, and solutions. The mere setting of these goals has subjected or may subject JBS S.A. and its affiliates to criticism, investigations, regulatory enforcement, litigation, or other risks, and may continue to do so in the future. In addition, a failure by us to achieve these goals could harm our reputation, which could have a material adverse effect on our results of operations, financial condition and liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation.”

Sustainability-Linked Frameworks

The JBS Group has adopted three different Sustainability-Linked Frameworks relating to its climate change reduction goals, as follows:

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

The Global Protein Industry

Global Beef Industry

Beef is a rich source of protein and the third most produced and consumed protein in the world, after pork and poultry. According to data from the USDA, the world cattle herd stood more than 923 million head in 2024, producing 61.4 million tons of beef.

Imports and Exports

According to the USDA, global beef imports reached a total of 11.1 million tons in 2024, representing a 7.5% increase from 2023. In the future, imports are expected to rise due to increased demand from developed and emerging nations and the expectation that the volume of beef imports in China will increase as the gap between domestic production and demand widens. In September 2021, Brazil suspended beef exports to China, after confirming two cases of atypical mad cow disease in separate meat plants. China resumed trade with Brazil in December 2021. In February 2023, Brazil suspended beef exports to China again following another confirmed case of atypical mad cow disease in Brazil. This suspension lasted approximately one month.

Despite being the world’s leading beef producing nation, the United States is also a significant importer of beef as domestic production is insufficient to meet the full demand of United States consumers. The European Union, China and Russia are examples of other major markets experiencing deficits in beef production, making them dependent on importing beef from foreign markets.

The United States, despite a production deficit, is the world’s fourth largest beef exporting nation according to the USDA, exporting premium beef cuts to the global market. Australia was the world’s second largest beef exporter in 2024. Australia and the U.S. combined for 24.7% of total exports in 2024.

Key Geographies Where We Operate

United States

Excluding India, which for religious reasons does not make a significant part of its cattle herd available for commercial purposes, the United States had the third largest commercial cattle herd in the world, with 86.0 million head of cattle, and was the world’s top beef producing nation in 2024, producing 12.3 million tons of beef, according to the USDA. The U.S. has more cattle in feedlots than any other country. Feedlots are the preferred method of raising commercial cattle in the United States due to the high quality of meat procured and the shorter time to prepare cattle for slaughter when compared to the free range method of raising cattle.

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

Brazil

According to the USDA, Brazil has the largest commercial herd of beef cattle in the world with 186.9 million head of cattle as of December 31, 2024. The Brazilian beef industry has undergone an intense process of internationalization. As a result, Brazilian beef exports have grown considerably. The increase in Brazilian beef exports is a result of increased productivity in the Brazilian beef sector and reduced production costs, intensified marketing and advertising campaigns and an increased number of export destinations.

Brazil offers a number of competitive advantages in the production of beef, the most important of which include:

●	low production costs. According to the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) at the Luiz de Queiroz College of Agriculture at the University of São Paulo, Brazil has one of the lowest production costs for beef among the world’s leading producers;

●	high potential for production growth. Brazil currently has the largest commercial beef cattle herd in the world and still has large tracts of land available in rural areas, which also makes it possible to substantially increase the farming and production of Brazilian beef;

●	grazing method of cattle farming and other advantages. Cattle farming in Brazil is predominantly grazing. Unlike most of the world’s top beef producers (including the United States and the countries of the European Union), Brazilian cattle graze and/or are fed on vegetable-based feed, which is seen as a factor that eliminates the risk of an outbreak of BSE among Brazilian cattle. In addition, the beef produced in Brazil has a low fat content and generally does not contain growth hormones used in cattle farming in other countries. Such factors are important to the marketing position for Brazilian beef, especially for a number of developed countries; and

●	strong demand from the domestic market. Brazil has a large domestic market for beef that consumed around 70.3% of its production in 2024. This strong demand from the domestic market makes it possible to optimize the utilization and processing of each carcass, which is believed to represent a competitive advantage in relation to other beef producers around the world.

Global Pork Industry

Pork is the most consumed protein in the world with China, the United States and the European Union representing the largest markets globally. According to data from the USDA, the world hog herd in 2024 stood at approximately 734.7 million head, producing 116.0 million tons of pork.

Imports and Exports

The world pork trade is growing faster than world pork production. Declining trade barriers are allowing pork to move more freely around the globe than ever, which is beneficial for pork producers who can produce quality pork at a competitive price, according to the industry publication National Hog Farmer.

China is the world’s largest pork market. A gap between consumption and production in China is fueling demand for pork imports. China imported 1.3 million metric tons of pork in 2024. This is 46% less than its 2023 imports but still one of the main countries. Japan returned to be the world’s top pork importer (Japan was the top one for more than 20 years until 2016 when China became the world’s largest importer, until 2023). In 2024, Japan imported 1.4 million metric tons, followed by Mexico, China, South Korea and the United Kingdom, according to the USDA.

The USA was the world’s largest pork exporting region in 2024, exporting 8.0% more pork than the European Union, the second largest exporter. Combined, the European Union and the United States accounted for 60.5% of world pork exports in 2024, according to the USDA.

Key Geographies Where We Operate

United States

The United States had the third largest commercial hog herd in the world in 2024, with 77.6 million head and was also the third largest global producer in 2024, having produced 12.7 million tons of pork. The United States was also the third largest consumer, having consumed 9.8 million tons in 2024, according to the USDA.

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

Global Chicken Industry

Chicken is the second most consumed protein in the world, after pork, and the most commonly consumed protein in the United States and Brazil. The largest chicken consuming regions in the world in 2024 were the United States, followed by China, the European Union and Brazil. According to the USDA, the world produced 100.6 million tons of chicken in 2024.

Imports and Exports

According to the USDA, world chicken imports reached a total of 11.1 million tons in 2024. The largest importers of poultry products in 2024 were Japan, Mexico, the United Kingdom, the European Union, and Saudi Arabia, which together accounted for 39.6% of the world’s imports of chicken products in aggregate.

Brazil was the largest exporter with 4.9 million tons, or 36.1% share of global chicken exports in 2024. The United States was the world’s second largest chicken exporter in 2024, with 3.1 million tons shipped. Export demand growth will likely be driven by increased market access, removal of trade restrictions on U.S. poultry, robust Chinese demand and a continued weakness in the Brazilian real.

Key Geographies Where We Operate

United States

Chicken products are the most commonly consumed source of protein in the United States. According to the USDA, the United States represented the largest production and consumption market globally in 2024, having produced 21.4 million tons and consumed 18.4 million tons of chicken.

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

European Union

Chicken is the second most consumed animal protein in the European Union, after pork. According to the USDA, in 2024 the European Union was the fourth largest chicken producer in the world, with production of 11.4 million tons and the third largest chicken consumer, having consumed 10.3 million tons.

Brazil

Chicken is the most commonly consumed animal protein in Brazil, followed by beef and pork. Brazil is the world’s fourth largest consumer of chicken, having consumed 10.1 million tons in 2024. According to World Poultry and the USDA, the Brazilian chicken industry has experienced significant growth over the past four decades.

C. Organizational Structure

The following diagram sets forth JBS S.A.’s simplified corporate structure as of the date of this annual report. For information about the principal shareholders of JBS S.A., see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

(1)	Includes approximately 83% of the outstanding common stock of PPC.

D. Property, Plant and Equipment

Operating Facilities

The following tables set forth the number and aggregate capacities of our processing facilities by business segment and location as of December 31, 2024:

Brazil Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity (1)

Fresh Beef Processing Plants
Brazil	33	33,426
Total	33	33,426

Hide Processing Plants
Brazil	15	46,068
Total	15	46,068

(1)	Capacity measured in head of cattle (beef processing plants) or hides (hide processing plants).

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)

Further Processed and Prepared Foods Plants (1)
Brazil	8	22,000
Total	8	22,000

(1)	Prepared food products plants process fresh and frozen beef and other raw materials into ready-to-eat meals.

Seara Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity (1)

Fresh Chicken Processing Plants
Brazil	30	5,433,000
Total	30	5,433,000

Fresh Pork Processing Plants
Brazil	8	34,550
Total	8	34,550

(1)	Capacity measured in broilers (fresh chicken processing plants) or hogs (fresh pork processing plants).

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)

Value-Added, Branded and Prepared Foods Plants (1)
Brazil	25	131,915
Total	25	131,915

(1)	Prepared food products plants process fresh and frozen chicken, pork, beef, margarine and other raw materials into ready-to-eat meals.

Beef North America Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
United States	9	28,198
Canada	1	4,400
Total	10	32,598

Hide Processing Plants
United States	1	5,000
Total	1	5,000

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
United States (1)	7	19,342
Canada	1	492
Total	8	19,834

(1)	The value-added facilities in the Beef North America segment also process pork products.

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Plant-Based Protein Processing Plants
Europe	3	1,977
Total	3	1,977

The operations from JBS USA’s acquisition of Vivera Topholding BV are included in our Beef North America segment and include three production facilities and a research and development center located in the Netherlands.

Pork USA Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United States	5	92,600
Total	5	92,600

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Pork Processing Plants
United States	9	20,012
Total	9	20,012

Pilgrim’s Pride Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(broilers)
Fresh Chicken Processing Plants
United States	25	6,301,442
Mexico	6	1,106,942
United Kingdom and Europe	4	887,142
Puerto Rico	1	65,042
Total	36	8,360,568

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United Kingdom and Europe	2	8,550
Total	2	8,550

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb Processing Plant
Europe	1	3,333
Total	1	3,333

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants (1)
United Kingdom (2)	18	45,819
United States	4	20,569
France	3	10,105
Ireland	2	9,691
Mexico	2	3,525
The Netherlands	1	683
Total	30	90,392

(1)	Prepared food products plants process fresh and frozen chicken and pork and other raw materials into ready-to-eat meals.
(2)	Five of the United Kingdom facilities prepare meal kits with a capacity of approximately 4,200 meals per week.

Australia Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
Australia (1)	8	9,598
Total	8	9,598

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb and Sheep Processing Plants
Australia (1)	3	20,200
Total	3	20,200

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
Australia	3	11,260
Total	3	11,260

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(tons)
Fresh Fish Processing Plants
Australia	2	217
Total	2	217

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Australia	1	7,900
Total	1	7,900

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
Australia	7	18,663
New Zealand	1	1,351
Total	8	20,014

Others Segment

	As of December 31, 2024
	Number of Facilities	Aggregate Daily Capacity
		(hide)
Hide Processing Plants
Argentina	1	4,450
Uruguay	1	3,000
Mexico	1	727
Germany	1	75
Vietnam	1	4,900
Italy	1	1,500
Total	6	14,652

	As of December 31, 2024
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed Pork Processing Plants
Italy	4	761
Total	4	761

As of December 31, 2024, we also operated eight feedlots in Brazil (of which two were owned and six were leased) and other facilities and farms related to feed production and animal raising.

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

A. Operating Results

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2024, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$77.2 billion, US$72.9 billion and US$72.6 billion for the years ended December 31, 2024, 2023 and 2022, respectively. We recorded a net income of US$2.0 billion for the year ended December 31, 2024, a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion for the year ended December 31, 2022. Our Adjusted EBITDA was US$7.2 billion, US$3.5 billion and US$6.7 billion for the years ended December 31, 2024, 2023 and 2022, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 320,000 customers worldwide in approximately 180 countries on six continents.

As of December 31, 2024, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,622 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 147,000 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,533 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 217 tons; and

●	a significant global producer of value-added and branded meat products.

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

We are geographically diversified. In the year ended December 31, 2024, we generated 74.1% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.9% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 48.9% of our net revenue from export sales in the year ended December 31, 2024, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 14.2% of our net revenue from export sales in the year ended December 31, 2024.

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

Net revenue by significant category are as follows:

	For the year ended December 31,
	2024	2023	2022
	(in millions of US$)
Domestic sales	57,186.2	54,501.3	53,478,5
Export sales	19,996.4	18,416.8	19,135,5
Net revenue	77,182.5	72,918.1	72,613,9

Our net revenue is derived from our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant users within the food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant users within the food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from United States, United Kingdom, Europe and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through Pilgrim’s Pride Limited. The segment includes the specialty meats and ready meals businesses of Pilgrim’s Food Masters and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork and fish processing facilities in Australia and New Zealand,, as the result of the acquisitions of Huon Aquaculture Group Ltd and the Rivalea hog breeding and processing business in Australia. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish feed ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of fiscal payments and installments; exclusion of Rio Grande do Sul losses; exclusion of extemporaneous litigation expenses; exclusion of reversal of tax credits; and exclusion of certain other operating income (expense), net.

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

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have built a diversified global platform, which has significantly increased our net revenues, partially due to these acquisitions. Since 2022, we have entered into several acquisitions, including primarily the TriOak Business Acquisition, which closed on December 2, 2022.

Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

None of the acquisitions (individually or in the aggregate) that we completed during the periods discussed below under “—Summary of Results” is considered significant under the rules governing the inclusion of pro forma and historical financial statements in an SEC-registered offering of securities. Therefore, neither pro forma financial statements of JBS S.A. giving effect to these acquisitions nor separate historical financial statements of the acquired or divested businesses would be required to be included under Article 11 and Rule 3-05 of Regulation S-X. Accordingly, we have not included any pro forma financial information reflecting any acquisitions or any historical carve-out financial statements of any acquired businesses in this annual report.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated into the Group’s presentation currency (U.S. dollar).

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

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2024. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

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

Effect of level of indebtedness and interest rates

As of December 31, 2024, our total outstanding indebtedness was US$19,326.8 million, consisting of US$2,084.2 million of current loans and financings and US$17,242.6 million of non-current loans and financings, representing 59.4% of our total liabilities, which totaled US$32,551.0 million as of December 31, 2024.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 61.1% of our total liabilities, which totaled US$32,872.0 million as of December 31, 2023.

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

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We have responded to inflationary challenges in 2023 and 2024 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

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

Overview of Results

We recorded a net income of US$1,967.6 million in 2024 compared to a net loss of US$(131.7) million in 2023 and net income of US$3,143.5 million in 2022.

Summary of Results

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

	For the year ended December 31,
	2024	2023	% Change
	(in millions of US$)

Consolidated statement of income:
Net revenue	77,182.5	72,918.1	5.8%
Cost of sales	(65,594.3)	(64,951.0)	1.0%
Gross profit	11,588.2	7,967.2	45.5%
General and administrative expenses	(2,278.4)	(2,315.1)	1.6%
Selling expenses	(4,827.3)	(4,594.3)	5.1%
Other expenses	84.5	(122.2)	n.m.
Other income	(189.3)	148.6	n.m.
Net operating expense	(7,210.4)	(6,883.0)	4.8%
Operating profit	4,377.8	1,084.1	303.8%
Finance income	719.4	584.2	23.1%
Finance expense	(2,389.1)	(1,937.6)	23.3%
Net finance expense	(1,669.8)	(1,353.4)	23.4%
Share of profit of equity-accounted investees, net of tax	2.9	9.5	(69.1)%
Profit (loss) before taxes	2,711.0	(259.7)	n.m.
Current income taxes	(870.5)	(69.5)	1,153.2%
Deferred income taxes	127.1	197.5	-35.6%
Total income taxes	(743.4)	128.0	n.m.
Net income (loss)	1,967.6	(131.7)	n.m.

Net Income

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net income (loss)	1,967.6	(131.7)	2,099.3		n.m.
Net margin (net income as percentage of net revenue)	2.5%	(0.2)%	2.7	p.p.	n.m.

For the reasons described below, we recorded a net income of US$1,967.6 million for the year ended December 31, 2024, compared to a net loss of US$(131.7) million for the year ended December 31, 2023. The net margin was 2.5% for the year ended December 31, 2024, compared to (0.2)% for the year ended December 31, 2023.

Net Revenue

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	77,182.5	72,918.1	4,264.4	5.8%

Our net revenue increased by US$4,264.4 million, or 5.8%, in 2024, as compared to 2023. Our net revenue was positively impacted mainly by an overall 5.9% increase in our consolidated sales volumes. For more information, see “—Segment Results” below.

Cost of Sales

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Cost of sales	65,594.3	64,951.0	643.3		1.0%
Gross profit	11,588.2	7,967.2	3,621.1		45.5%
Cost of sales as percentage of net revenue	85.0%	89.1%	(4.1	)p.p.	—

Our cost of sales increased by US$643.3 million, or 1.0%, in 2024, as compared to 2023, primarily due to a 8.1% increase in salaries and benefits costs to US$8,260.1 million in 2024 from US$7,641.4 million in 2023, primarily due to increases in wages, as a result of (1) the annual salary adjustment, overtime and double time; (2) an increase in bonus provisions due to our company’s improved operational results in 2024 compared to the same period in 2023; and (3) an increase in the number of employees in our operations.

General and Administrative Expenses

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

General and administrative expenses	2,278.4	2,315.1	(36.7)		1.6%
General and administrative expenses as percentage of net revenue	3.1%	3.2%	(0.0	)p.p.	—

Our general and administrative expenses decreased by US$36.7 million, or 1.6%, in 2024, as compared to 2023, primarily due to:

●	Salaries and benefits – Salaries and benefits decreased by US$344.2 million, or 27.6%, to US$903.7 million in 2024 from US$1,247.9 million in 2023, primarily as a result of a12.9% decrease in the number of administrative employees.

Partially offset by:

●	Fees, services purchased and general expenses – Fees, services purchased and general expenses increased by US$176.0 million, or 23.9%, to US$911.4 million in 2024 from US$735.4 million in 2023, primarily as a result of an expense of US$81.8 million for the JBS Group’s adherence to the special program for payment of tax processes with exemption from fines and reduction of interest.

●	DOJ and Antitrust agreements – DOJ and Antitrust agreements increased by US$151.2 million, or 147.5%, to US$253.7 million in 2024 from US$102.5 million in 2023, primarily due to changes during 2024 in PPC’s expenses related to expected payments of ongoing litigation settlements in the amount of US$127.8 million.

Selling Expenses

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Selling expenses	4,827.3	4,594.3	233.0		5.0%
Selling expenses as percentage of net revenue	6.1%	6.3%	(0.2	)p.p.	—

Our selling expenses increased by US$233.0 million, or 5.0%, in 2024, primarily due to an 136.6% increase in salaries and benefits to US$715.6 million in 2024 from US$302.4 million in 2023, mainly as a result of (1) the annual salary adjustment, overtime and double time; and (2) an increase in the global sales commission due to an increase in sales. This increase was partially offset by a 5.5% decrease in freight and selling expenses to US$3,638.0 million in 2024 from US$3,848.1 million in 2023, primarily due to lower fuel prices in the United States.

Other Income

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other income	84.5	148.6	(64.1)		(43.1)%
Other income as percentage of net revenue	1.0%	0,2%	0.8	p.p.	—

Our other income decreased by US$64.1 million, or 43.1%, in 2024, as compared to 2023, mainly relate to; (1) tax refunds and extemporaneous tax credits, totaling US$7.0 million in 2024, as compared to US$48.8 million in 2023; and (2) insurance recovery, totaling US$0.1 million in 2024, as compared to US$21.3 million in 2023.

Other Expenses

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other expenses	(189.3)	(122.2)	(67.0)		54.8%
Other expenses as percentage of net revenue	(0.25)%	(0.17)%	(0.08	)p.p.	—

Our other expenses increased by US$67 million, or 54.8%, in 2024, as compared to 2023, primarily due to (1) reversal of extemporaneous credits amounting to US$58.7 million in 2024, (2) an increase in restructuring expenses totaling US$93.4 million in 2024, as compared to US$44.3 million in 2023, partially offset by a decrease in losses on asset sales, totaling US$16.6 million in 2024, as compared to US$29.0 million in 2023.

Net Finance Expense

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollar)

Net finance expense	(1,669.9)	(1,353.4)	(316.5)	23.4%
Gains / (losses) from exchange rate variation	138.4	57.5	80.9	140.6%
Fair value adjustments on derivatives	(502.6)	82.9	(585.6)	n.m.
Interest expense	(1,647.2)	(1,732.9)	85.7	(4.9)%
Interest income	453.7	326.4	127.3	39.0%
Bank fees and others	(112.1)	(87.4)	(24.7)	28.3%

Our net finance expense increased by US$316.5 million, or 23.4%, in 2024, as compared to 2023, primarily due to:

●	Fair value adjustments on derivatives – Loss from fair value adjustments on derivatives increased by US$585.6 million in 2024 compared to 2023, primarily driven by our short U.S. dollar and CDI rate derivatives liabilities, whose fair value declined due to the continued weakening of the Brazilian real against the U.S. dollar and rising interest rates in Brazil.

●	Bank fees and others – Bank fees and others increased by US$24.7 million, or 28.3%, in 2024, as compared to 2023, mainly as a result of the imposition of penalty fees for prepaying trade finance loans and CRAs during 2024, which did not occur during 2023.

●	Gains from exchange rate variation – Gains from exchange rate variation increased by US$80.9 million, or 140.6%, in 2024, as compared to 2023, mainly related to the impact of the exchange rate appreciation on our lower long dollar exposure during 2024.

Partially offset by:

●	Interest income – Interest income increased by US$127.3 million, or 39.0%, in 2024, as compared to 2023, mainly due to a US$77.0 million increase in interest income from short-term investments, driven by both higher global interest rates worldwide and a higher cash and cash equivalents position throughout 2024.

●	Interest Expense – Interest expense decreased by US$85.7 million, or 4.9%, in 2024, as compared to 2023, mainly due to a lower position in loans and financings throughout 2024 compared to the same period in 2023.

Current and Deferred Income Taxes

	For the year ended December 31,
	2024	2023	Change		% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Profit before taxes	2,711.0	(259.7)	2,970.7		n.m.
Nominal rate	34%	34%	—		—
Expected tax expense	(921.7)	88.3	(1,010.0)		n.m.
Current income taxes	(870.5)	(69.5)	(801.0)		1,153.2%
Deferred income taxes	127.1	197.5	(70.4)		(35.6)%
Total income taxes	(743.4)	128.0	(871.4)		n.m.
Effective income tax rate	(27.42)%	49.28%	(76.7	) p.p.	n.m.

n.m. = not meaningful.

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil. On a consolidated basis, it is also important to consider that profits and losses from different subsidiaries are combined, along with tax expenses.

Therefore, the nature and timing of permanent differences arising during the period also affect our effective tax rate. These permanent differences typically relate to subsidies granted for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, the effects of profits earned by foreign subsidiaries taxed in Brazil, and deferred taxes not recognized in the current year.

Effective income tax rate decreased by 76.7 percentage points to (27.4)% in 2024, compared to 49.3% in 2023. In the period, although some of our subsidiaries abroad recognized income and, consequently, paid more taxes, other subsidiaries are still recognizing losses. These losses, when consolidated with the profits of the other subsidiaries, help to reduce the Company’s consolidated net income, which ends up generating an additional balance of tax paid abroad. As a result and taking into account that JBS Brazil is still recovering from the tax losses accumulated in previous periods, which reduces consolidated taxable income, part of the balance of tax paid abroad is recorded as a credit in the result.

Segment Results

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars)

Net revenue
Brazil segment	12,590.5	11,141.2	1,449.3	13.0%
Seara segment	8,774.5	8,272.5	502.0	6.1%
Beef North America segment	24,285.8	23,303.1	982.8	4.2%
Pork USA segment	8,115.5	7,713.8	401.7	5.2%
Pilgrim’s Pride segment	17,863.1	17,348.0	515.1	3.0%
Australia segment	6,648.1	6,209.0	439.0	7.1%
Others segment	526.3	893.5	(367.1)	(41.1)%
Total reportable segments	78,803.9	74,881.1	3,922.8	5.2%
Eliminations (1)	(1,621.3)	(1,962.9)	341.6	(17.4)%
Total net revenue	77,182.5	72,918.2	4,264.4	5.8%
Adjusted EBITDA
Brazil segment	965.0	469.3	495.7	105.6%
Seara segment	1,538.6	364.5	1,174.1	322.1%
Beef North America segment	247.3	114.2	133.0	116.5%
Pork USA segment	1,071.2	526.9	544.3	103.3%
Pilgrim’s Pride segment	2,703.4	1,536.0	1,167.3	76.0%
Australia segment	664.3	454.7	209.5	46.1%
Others segment	3.5	(5.2)	8.7	n.m.
Total reportable segments	7,193.2	3,460.4	3,732.7	107.9%
Eliminations (1)	(1.3)	(2.6)	1.3	(48.7)%
Total Adjusted EBITDA	7,191.9	3,457.8	3,734.0	108.0%

(1)	Includes intercompany and intersegment transactions.

n.m. = not meaningful.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below (see “—Reconciliation of Adjusted EBITDA”): exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of fiscal payments and installments; exclusion of Rio Grande do Sul losses; exclusion of extemporaneous litigation expenses; exclusion of reversal of tax credits; and exclusion of certain other operating income (expense), net.

Brazil Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	12,590.5	11,141.2	1,449.3	13.0%
Adjusted EBITDA	965.0	469.3	495.7	105.6%

Net Revenue. The increase in our Brazil segment net revenue was impacted by a 20.3% increase in sales volumes, mainly as a result of higher volumes in in natura beef mainly in export markets, partially offset by a 6.1% decrease in sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment increased by US$965.0 million, or 105.6%, to US$965.0 million in 2024, from US$469.3 million in 2023, primarily due to the increase in our net revenue, as mentioned above.

Seara Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	8,774.5	8,272.5	502.0	6.1%
Adjusted EBITDA	1,538.6	364.5	1,174.1	322.1%

Net Revenue. The increase in our Seara segment net revenue was impacted by (1) an increase of 4.3% in volumes, mainly for chicken in natura in the domestic market, and (2) an increase of 1.7% in the average sales price, mainly for chicken in natura in both the domestic market and the export market.

Adjusted EBITDA. Adjusted E BITDA in our Seara segment increased by US$1,174.1 million, or 322.1%, to US$1,538.6 million in 2024, from US$364.5 million in 2023, primarily due to an increase in our net revenue and, a decrease in costs of raw materials, as a result of lower cost of grains, in which corn decreased by 17.2% and soy meal decreased by 19.7% in the year, as described above.

Beef North America Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	24,285.8	23,303.1	982.8	4.2%
Adjusted EBITDA	247.3	114.2	133.0	116.5%

Net Revenue. The increase in our Beef North America segment net revenue was impacted by a 4.5% increase in sales volume in the domestic market. Sales prices remained flat period over year.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment increased by US$133.0 million to US$247.3 million in 2024, from US$114.2 million in 2023 primarily due to an increase in revenue

Pork USA Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	8,115.5	7,713.8	401.7	5.2%
Adjusted EBITDA	1,071.2	526.9	544.3	103.3%

Net Revenue. The increase in our Pork USA segment net revenue was impacted by a 6.1% increase in average sales prices driven by an increase in average sales prices in both domestic and export markets.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment increased by US$544.3 million, or 103.3%, to US$1,071.2 million in 2024, from US$526.9 million in 2023, primarily due to the increase in our net revenue, and a decrease of 1.8% in certain costs, such as hog prices and feed costs.

Pilgrim’s Pride Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	17,863.1	17,348.0	515.1	3.0%
Adjusted EBITDA	2,703.4	1,536.0	1,167.3	76.0%

Net Revenue. The increase in our Pilgrim’s Pride segment net revenue was impacted by a 4.1% increase in average sales prices, mainly as a result of favorable market pricing conditions in the United States.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment increased by US$1,167.3 million, or 76.0%, to US$2,703.4 million in 2024, from US$1,536.0 million in 2023, primarily due to the increase in our net revenue and a reduction in the cost of goods sold, mainly driven by lower grain and feed costs, especially in the United States.

Australia Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	6,648.1	6,209.0	439.0	7.1%
Adjusted EBITDA	664.3	454.7	209.5	46.1%

Net Revenue. The increase in our Australia segment was impacted by (1) an increase of 6.4% in sales volumes, mainly in the beef export market, and (2) an increase of 0.6% in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment increased by US$209.5 million, or 46.1%, to US$664.3 million in 2024, compared to US$454.7 million in 2023, primarily due to the increase in our net revenue.

Others Segment

	For the year ended December 31,
	2024	2023	Change	% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Net revenue	526.3	893.5	(367.1)	(41.1)%
Adjusted EBITDA	3.5	(5.2)	8.7	n.m.

Net Revenue. Our Others segment net revenue in 2024 decreased by 41.1% when compared with 2023.

Adjusted EBITDA. Adjusted EBITDA in our Others segment increased to US$3.5 million in 2024 from a loss of US$5.2 million in 2023.

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

Net Finance Expense

	For the year ended December 31,
	2023	2022	Change	% Change
	(in millions of U.S. dollar)

Net finance expense	(1,353.4)	(1,241.7)	(111.7)	9.0%
Gains / (losses) from exchange rate variation	57.5	415.6	(358.0)	(86.2)%
Fair value adjustments on derivatives	82.9	(343.6)	426.5	(124.1)%
Interest expense	(1,732.9)	(1,342.5)	(390.4)	29.1%
Interest income	326.4	268.4	58.0	21.6%
Bank fees and others	(87.4)	(239.6)	152.3	(63.5)%

Our net finance expense increased by US$111.7 million, or 9.0%, in 2023 as compared to 2022, primarily due to:

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$358.0 million, or 86.2%, in 2023, as compared to 2022, primarily as a result of the impact of the exchange rate variation on intercompany balances, which was a gain of US$311.7 million in 2022. Since the first quarter of 2022, our loan structure was reviewed and our intercompany loans were converted into equity investments that in substance form part of the reporting entity’s net investment in a foreign operation, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss. During 2023, the Brazilian real appreciated 5.8% against the U.S. Dollar as compared to 2022 when the Brazilian real appreciated 3.5% against the U.S. Dollar.

●	Interest Expense – Interest expense increased by US$390.4 million, or 29.1%, in 2023, as compared to 2022. Interest expense from loans and financings increased by US$273.9 million during 2023, as compared to 2022, primarily due to an increase in total loans and financings and an increase in interest rates, as compared to 2022.

Partially offset by:

●	Fair value adjustments on derivatives – Fair value adjustments changed to a gain of US$82.9 in 2023 from a loss of US$343.6 as compared to 2022, substantially all of which was related to our short U.S. dollar derivative positions in the fourth quarter of 2023, the fair value of which increased with the strengthening of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others decreased by US$152.3 million, or 63.5%, in 2023, as compared to 2022, once there was not a significant amount of expenses of redemption premiums in 2023 as compared to the expenses of redemption premiums in the amount of US$167.8 million recorded in 2022, incurred in connection with the redemption of JBS USA’s 5.750% senior notes due 2028, JBS USA’s 6.750% senior notes due 2028, JBS USA’s 6.50% senior notes due 2029 and JBS USA’s term loan due 2026.

●	Interest income – Interest income increased by US$58.0 million, or 21.6%, in 2023, as compared to 2022, due to US$7.1 million increase in interest income primarily from present value adjustments of our accounts receivables and US$37.4 million increase in interest income from short-term investments as a result of a stronger cash position in the second half of the year.

Current and Deferred Income Taxes

	For the year ended December 31,
	2023	2022	Change		% Change
	(in millions of U.S. dollars, unless otherwise indicated)

Profit before taxes	(259.7)	3,553.5	(3,813.2)		n.m.
Nominal rate	34%	34%	—		—
Expected tax expense	88.3	(1,208.2)	1,296.5		n.m.
Current income taxes	(69.5)	(515.3)	445.8		(86.5)%
Deferred income taxes	197.5	105.3	92.1		87.5%
Total income taxes	128.0	(410.0)	537.9		n.m.
Effective income tax rate	(49.28)%	(11.54)%	(37.74	) p.p.	—

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

In 2023, we recognized a tax benefit compared to a tax expense in 2022, and the effective tax rate was a net benefit rate of 49.3% in 2023 compared to a net tax expense effective tax rate of 11.54% in 2022, primarily due to the impact of: (1) non-taxable tax benefits, which decreased our effective income tax rate by 177.8% in 2023, compared with a 12.6% increase in 2022; and (2) non-taxable interest – foreign subsidiaries, which decreased the effective income tax rate by 54.0% in 2023, compared to an increase of 3.7% in 2022. These impacts were partially offset by: (1) deferred income tax not recognized, which increased the effective income tax rate by 143.6% in 2023, compared to an increase of 2.7% in 2022; and (2) profits taxed by-foreign jurisdictions, which increased the effective income tax rate by 78.5% in 2023, compared to a decrease of 7.5% in 2022.

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

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this annual report, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS – Accounting Standards. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of fiscal payments and installments; exclusion of Rio Grande do Sul losses; exclusion of extemporaneous litigation expenses; exclusion of reversal of tax credits; and exclusion of certain other operating income (expense), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the year ended December 31,
	2024	2023	2022
	(in millions of US$)

Net income (loss)	1,967.6	(131.7)	3,143.5
Income tax and social contribution taxes – current and deferred	743.4	(128.0)	410.0
Net finance expense	1,669.8	1,353.4	1,241.7
Depreciation and amortization expenses	2,189.5	2,149.1	1,907.9
Share of profit of equity-accounted investees, net of tax	(2.9)	(9.5)	(11.8)
Antitrust agreements expenses (a)	253.7	102.5	101.4
Donations and social programs expenses (b)	22.5	18.2	23.9
J&F Leniency expenses refund (c)	—	—	(93,8)
Impairment of assets (d)	—	26.3	17.4
Restructuring expenses (e)	95.6	52.2	—
Fiscal payments and installments (f)	81.8	—	—
Rio Grande do Sul losses (g)	19.3	—	—
Extemporaneous litigation expenses (h)	61.0	—	—
Reversal of tax credits (i)	58.7	—	—
Other operating income (expense), net (j)	32.0	25.5	(18.3)
Adjusted EBITDA	7,191.9	3,457.9	6,722.0

Adjusted EBITDA by segment:
Brazil	965.0	469.3	494.9
Seara	1,538.6	364.5	1174.9
Beef North America	247.3	114.2	133.0
Pork USA	1,071.2	526.9	544.3
Pilgrim’s Pride	2,703.4	1,536.0	1,167.3
Australia	664.3	454.7	209.5
Others	3.5	(5.2)	8.7
Total reportable segments	7,193.2	3,460.4	3,732.7
Eliminations (k)	(1.3)	(2.6)	1.3
Adjusted EBITDA	7,191.9	3,457.8	3,734.0

(a)	Refers to antitrust agreements entered into by JBS USA and its subsidiaries. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
(b)	Refers to donations made to (i) the Instituto J&F for improvements to the school’s building, and (ii) the JBS Fund for The Amazon, a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon biome.
(c)	Refers to the amount that J&F agreed to pay to JBS S.A. in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions—J&F Settlement Agreement.”
(d)	Refers to the impairment of assets related to Planterra’s plant on December 31, 2023.
(e)	Refers to multiple restructuring initiatives, primarily those in our indirect subsidiary PPC, which are registered as other expenses, as well as other non-significant restructuring projects that are registered as general and administrative expenses.
(f)	Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.
(g)	This refers to the loss incurred as a result of the floods that occurred in the Brazilian State of Rio Grande do Sul.
(h)	This refers to extemporaneous litigation arising from debts of companies acquired by the JBS Group.
(i)	This refers to the reversal of ICMS credits on sales operations disallowed in the Brazilian State of Santa Catarina..
(j)	Refers to various adjustments, mainly outside of Brazil, such as expenses related to acquisitions and insurance indemnities, among others.
(k)	Includes intercompany and intersegment transactions.

Supplemental Financial and Non-Financial Information about the Obligors of the JBS USA Registered Notes

Reference is made to the following 13 series of notes (collectively, the “JBS USA Registered Notes”) issued by JBS USA Holding Lux S.à r.l. (“JBS USA”), JBS USA Food Company and JBS USA Foods Group Holdings (collectively, the “Co-Issuers”): (11) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 6.750% Senior Notes due 2034; (11) 4.375% Senior Notes due 2052; (12) 6.500% Senior Notes due 2052; and (13) 7.250% Senior Notes due 2053. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors” and, together with the Co-Issuers, the “Obligors”). Each guarantee (collectively, the “Guarantees”) constitutes a separate security offered by the Parent Guarantors.

In addition, holders of the 5.950% Senior Notes due 2035 and the 6.375% Senior Notes due 2055, issued by Co-Issuers, benefit from registration rights set forth in a registration rights agreement entered into by JBS USA on January 21, 2025, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. These notes are also guaranteed on a senior unsecured basis by the Parent Guarantors.

JBS S.A indirectly owns 100% of each of the Obligors. JBS Global Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS USA Foods Group Holdings and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.” The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and are effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Item 3. Key Information—D. Risk Factors--Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees.”

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent.” Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Substitution of the Company.” Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer.” As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see ”Item 3. Key Information—D. Risk Factors— Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees—The indentures governing the JBS USA Registered Notes provides for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes.”

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

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of December 31, 2024 and 2023 and summarized statement of income data for the years ended December 31, 2024 and 2023.

	As of and for the year ended December 31,
	2024	2023
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	208.3	183.1
Other current assets	2,701.1	2,687.1
Total current assets	2,909.4	2,870.2
Non-current assets:
Due from non-obligor subsidiaries and related parties	77.0	119.0
Other non-current assets	4,891.7	6,498.7
Total non-current assets	4,968.7	6,617.7
Current liabilities:
Due to non-obligor subsidiaries and related parties	94.3	78.5
Other current liabilities	2,205.1	2,068.3
Total current liabilities	2,299.4	2,146.8
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	1,748.0	3,513.0
Other non-current liabilities	5,520.0	3,251.5
Total non-current liabilities	7,268.0	6,764.5

Statement of income data (1):
Net revenue	11,701.5	10,319.9
Gross profit	2,130.3	1,614.0
Net income (loss) attributable to Company shareholders	185.6	(217.7)
Net income (loss)	185.6	(217.7)

(1)	For the year ended December 31 2024, net revenue, gross profit and net income (loss) includes US$1,451.6 million, US$154.9 million and US$102.3 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2023, net revenue, gross profit and net income (loss) includes US$1,342.3 million, US$146.8 million and US$97.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

B. Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future.

As of December 31, 2024, our total outstanding indebtedness was US$19,326.8 million, consisting of US$2,084.2 million of current loans and financings and US$17,242.6 million of non-current loans and financings, representing 59.4% of our total liabilities, which totaled US$32,537.9 million as of December 31, 2024. We believe we have a strong liquidity position and a well-staggered debt maturity profile. As of December 31, 2024, we had cash and cash equivalents of US$5,750.2 million. In addition, as of the same date, we are permitted to borrow up to US$3,353.0 million under our revolving credit facilities. The table below shows our debt amortization schedule, together with our cash and cash equivalents as of December 31, 2024 and our borrowing capacity under our revolving credit facilities as of December 31, 2024.

Debt Amortization Schedule

(in US$ millions)

We believe that our cash and cash equivalents and margin cash balance together with our borrowing capacity under our revolving credit facilities as of December 31, 2024 should be sufficient to meet our outstanding debt requirements through mid-2032. However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information—D. Risk Factors.”

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
	(in millions of U.S. dollars)

Net cash provided by operating activities	4,229.5	2,378.8	2,580.5
Net cash used in investing activities	(1,417.7)	(1,408.4)	(2,535.6)
Net cash provided by (used in) financing activities	(1,414.8)	1,022.1	(1,667.5)
Effect of exchange rate changes on cash and cash equivalents	(353.0)	50.6	(15.4)
Change in cash and cash equivalents, net	1,044.2	2,043.1	(1,637.9)
Cash and cash equivalents at the beginning of the period	4,569.5	2,526.4	4,164.3
Cash and cash equivalents at the end of the period	5,613.7	4,569.5	2,526.4

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities in 2024 was US$4,229.5 million, compared to US$2,378.8 million in 2023. This change was primarily due to an increase in net income adjusted for non-cash effects to US$6,891.4 million in 2024, compared to US$3,553.8 million in 2023.

This increase in net cash generation in operating activities was partially offset by:

●	a decrease in trade accounts receivable a cash generation of US$333.6 million in 2024, compared to a cash generation of US$624.8 million in 2023; and

●	an increase in cash consumption of inventories to US$377.4 million in 2024, compared to a cash generation of US$480.5 million in 2023.

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

For 2024, net cash used in investing activities totaled US$1,417.7 million, of which US$1,480.3 million was cash used in purchases of property, plant and equipment, partially offset by US$47.2 million in cash provided by proceeds from sales of property, plant and equipment.

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

For 2024, net cash used in financing activities totaled US$1,414.8 million, of which US$2,990.3 million was cash used in payments of loans and financings, US$759.3 million used in dividend payment, US$417.8 million used in payments of leasing contracts, and US$232.0 million was cash used in derivatives instruments; which was partially offset by US$2,976.3 million in cash proceeds from loans and financings.

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

Indebtedness and Financing Strategy

As of December 31, 2024, our total outstanding indebtedness was US$19,328.8 million, consisting of US$2,084.2 million of current loans and financings and US$17,242.6 million of non-current loans and financings, representing 59.4% of our total liabilities, which totaled US$32,551.0 million as of December 31, 2024.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 61.1% of our total liabilities, which totaled US$32,872.0 million as of December 31, 2023.

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

Based on the profile of our indebtedness as of December 31, 2024 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of December 31, 2024. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2024
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	5.94%	USD	—	2025	1,015.0
Prepayment	5.69%	USD	SOFR	2025 - 27	100.3
FINIMP – Import Financing	6.03%	USD, EUR	Euribor	2025	0.6
Working capital – Dollar	7.49%	USD	SOFR	2030	8.5
CRA – Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	65.9
Export Credit Note	6.96%	USD	SOFR	2025	102.4
Others	7.03%	USD	—		5.3
Total foreign currency					1,297.9

Local currency:
FINAME	6.00%	BRL	—	2025	0.0
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	1,001.8
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	908.4
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	70.8
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	596.3
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,272.6
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	490.5
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	986.4
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	971.6
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	1,649.9
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,515.8
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	903.9
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,534.2
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	891.3
Notes 4.25% PPC 2031	4.25%	USD	—	2031	851.8
Notes 3.50% PPC 2032	3.50%	USD	—	2032	902.7
Notes 6.25% PPC 2033	6.25%	USD	—	2033	996.3
Notes 6.88% PPC 2034	6.88%	USD	—	2034	490.3
Working capital – Euros	3.78%	EUR	Euribor	2025 - 28	30.5
Credit note – export	13.48%	BRL	CDI	2025 - 30	1.7
CDC – Direct credit to consumers	15.29%	BRL	—	2028	10.2
Livestock financing – Pre	11.01%	BRL	—	2025	341.5
CRA – Agribusiness Credit Receivable Certificates	6.85%	BRL	CDI and IPCA	—	1,229.7
Commercial Paper	5.10%	—	—	2028	202.1
Others	6.63%	Several	Several	—	178.8
Total local currency					18,028.9
Total					19,326.8
Breakdown:
Current loans and financings					2,084.2
Non-current loans and financings					17,242.6
Total					19,326.8

*	Balances classified as current which have their maturities between January 1, 2025 and December 31, 2025.

The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$19,326.8 million, as of December 31, 2024:

	As of December 31, 2024
	(in millions of U.S. dollars)	()%

Total current	2,084.2	10.8%
2025	37.9	0.2%
2026	1,008.4	5.2%
2027	982.9	5.1%
2028	705.8	3.7%
2029	1,365.8	7.1%
After 2029	13,141.8	68.0%
Total non-current	17,242.6	89.2%
Total	19,326.8	100.0%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

Description of Material Indebtedness

The following summarizes our material indebtedness as of the date of this annual report, unless otherwise noted.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of December 31, 2024.

Security	Outstanding Principal Amount		Final Maturity
		(in millions)

JBS USA 2.500% Notes due 2027 (1)(2)	US$	1,000.00	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$	899.7	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$	600.0	February 2029
JBS USA 6.500% Notes due 2029 (1)(5)	US$	69.9	April 2029
JBS USA 5.500% Notes due 2030 (1)	US$	1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$	493.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)(2)	US$	969.1	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$	1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)(3)	US$	1,661.7	April 2033
JBS USA 6.750% Notes due 2034 (1)(3)	US$	1,507.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	US$	900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$	1,548.0	December 2052
JBS USA 7.250% Notes due 2053 (1)	US$	900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031 (4)	US$	855.7	April 2031
PPC 3.500% Notes due 2032 (4)	US$	900.0	March 2032
PPC 6.250% Notes due 2033 (4)	US$	980.0	July 2033
PPC 6.875% Notes due 2034 (4)	US$	500.0	May 2034

(1)	The issuers of these notes are JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings (formerly known as JBS Luxembourg Company S.à r.l.), and these notes are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.
(2)	In August, 2022, JBS USA launched offers to exchange any and all outstanding (i) 2.500% Senior Notes due 2027 and (ii) 3.625% Sustainability-Linked Senior Notes due 2032 issued by JBS USA Food Company (originally issued by JBS Finance Luxembourg S.à r.l.) and guaranteed by JBS S.A. for new notes to be issued by JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings (formerly known as JBS Luxembourg Company S.à r.l.) and guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA and (2) cash. JBS USA received tenders with respect to approximately 97% of the aggregate principal amount of the 2.500% Senior Notes due 2027 and 93% of the aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032. The outstanding principal amount of these two series of notes set forth in the table above includes (1) US$8.6 million in aggregate principal amount of the 2.500% Senior Notes due 2027 and (2) US$25.4 million in aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032 that were not tendered in the exchange offers. The issuer and the guarantor of the notes that were not tendered in the exchange offers remain JBS USA Food Company and JBS S.A., respectively.
(3)	On June 28, 2024, in connection with a previously announced cash tender offers, we accepted for purchase (1) US$387,993,000 of our 5.750% Senior Notes due 2033 and (2) US$92,954,000 of its 6.750% Senior Notes due 2034.
(4)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.
(5)	On February 18, 2025, JBS USA redeemed the outstanding 6.500% Senior Notes due 2029.

The indentures governing these notes contain negative covenants that limit JBS USA or PPC, as applicable, and their respective significant restricted subsidiaries that guarantee these notes from creating liens on future Principal Property (as defined in the applicable indentures governing each series of notes) to secure debt and entering into certain sale and leaseback transactions. In addition, the indentures governing these notes restrict JBS USA’s or PPC’s, as applicable, ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications, including that as of the date of this annual report, there are no Principal Properties. For more information about these covenants and the indentures governing each series of these notes, see Exhibits 2.2 through 2.53 to this annual report. We are currently in compliance with the covenants under the indentures governing our notes.

Expiration of JBS USA Exchange Offers

On October 25, 2024, we launched our offers to exchange (the “JBS USA Exchange Offers”) the following 13 series of notes issued by JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings (formerly known as JBS Luxembourg Company S.à r.l.) (collectively, the “Existing JBS USA Notes”): (1) US$1,507,046,000 aggregate principal amount of our outstanding 6.750% Senior Notes due 2034; (2) US$900,000,000 aggregate principal amount of our outstanding 7.250% Senior Notes due 2053; (3) US$3,062,000 aggregate principal amount of our outstanding 2.500% Senior Notes due 2027; (4) US$20,416,000 aggregate principal amount of our outstanding 5.125% Senior Notes due 2028; (5) US$803,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2029; (6) US$343,000 aggregate principal amount of our outstanding 3.000% Senior Notes due 2029; (7) US$4,320,000 aggregate principal amount of our outstanding 5.500% Senior Notes due 2030; (8) US$909,000 aggregate principal amount of our outstanding 3.750% Senior Notes due 2031; (9) US$16,974,000 aggregate principal amount of our outstanding 3.000% Sustainability-Linked Senior Notes due 2032; (10) US$10,598,000 aggregate principal amount of our outstanding 3.625% Sustainability-Linked Senior Notes due 2032; (11) US$483,000 aggregate principal amount of our outstanding 5.750% Senior Notes due 2033; (12) US$115,000 aggregate principal amount of our outstanding 4.375% Senior Notes due 2052; and (13) US$345,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes (the “New JBS USA Notes”).

The JBS USA Exchange Offers expired on November 25, 2024 and approximately 99% of the aggregate principal amount of the Existing JBS USA Notes, were tendered in the JBS USA Exchange Offers.

In connection with the settlement of the JBS USA Exchange Offers, we delivered the New JBS USA Notes to holders of Existing JBS USA Notes who validly tendered and did not validly withdraw their Existing JBS USA Notes prior to the expiration date. The settlement date for the JBS USA Exchange Offers occurred on November 27, 2024. The New JBS USA Notes will not be listed for trading on any organized exchange.

JBS USA’s Offering of 5.950% Senior Notes due 2035 and 6.375% Senior Notes due 2055

On January 21, 2025, JBS USA completed a sale of US$1,750.0 million in aggregate principal amount of senior notes, consisting of (i) 5.950% Senior Notes due 2025 in an aggregate principal amount of US$1,000.00 million, and (ii) 6.375% Senior Notes due 2055 in an aggregate principal amount of US$750.0 million. JBS USA used the net proceeds from these offerings of notes for general corporate purposes, including the repayment of approximately US$1.1 billion in current loans and financings and US$0.1 billion in non-current loans and financings.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$969.1 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$855.7 million.

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

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about the JBS S.A. June 2021 Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Change Reduction Goals—Sustainability-Linked Frameworks—JBS S.A. June 2021 Sustainability-Linked Framework.”

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about the JBS USA Sustainability-Linked Framework, including the sustainability performance target, see ”Item 4. Information on the Company—B. Business Overview—Climate Change Reduction Goals—Sustainability-Linked Frameworks— JBS USA Sustainability-Linked Framework.”

PPC’s 4.250% Sustainability-Linked Notes due April 2031

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target it established under the its Sustainability-Linked Framework adopted in March 2021(the “PPC Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about the PPC Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Change Reduction Goals—Sustainability-Linked Frameworks— PPC Sustainability-Linked Framework.”

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility (the “JBS S.A. Revolving Credit Facility”). Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of JBS S.A. Revolving Credit Facility could be increased up to US$500.0 million, with an accordion expansion feature, which was put into effect in November 2024, after obtaining lender commitments. The JBS S.A. Revolving Credit Facility initially matured in August 2025 and included two one-year extensions that were exercised at the borrowers’ option and duly accepted by all counterparties. Pursuant to the terms of the JBS S.A. Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. As of December 31, 2024, there were no outstanding borrowings under the JBS S.A. Revolving Credit Facility.

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

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc. (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (as amended by that certain First Amendment, dated as of July 28, 2023, the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$800.0 million and US$700.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA.

Guarantees. Subject to the JBS USA Collateral Cure (as described below), borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility (subject to certain exceptions) and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure, the direct parent entity of each borrower and each wholly-owned subsidiary of each borrower is required to become a guarantor (other than, in each case, certain excluded subsidiaries that are not required to become a guarantor).

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. The JBS USA Senior Unsecured Revolving Facility imposes certain limitations and restrictions on JBS USA and its restricted subsidiaries, including, without limitation (1) restricting any restricted subsidiary of JBS USA that is not a borrower or guarantor of the JBS USA Senior Unsecured Revolving Facility from incurring additional debt, subject to certain significant exceptions and (2) creating liens, entering into certain transactions with affiliates and consolidating or merging, in each case, subject to certain significant exceptions. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”). For more information about these covenants and the JBS USA Senior Unsecured Revolving Facility, see Exhibits 4.2 and 4.3 to this annual report. We are currently in compliance with the covenants under the JBS USA Senior Unsecured Revolving Facility.

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor, in each case organized in the United States, and the direct parent entity of each borrower to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

As of December 31, 2024, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

JBS USA Commercial Paper Program

On December 2, 2024, we launched our commercial paper program. The program allows JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings to issue up to US$1.0 billion in aggregate principal amount of short-term, unsecured notes without registration under the Securities Act. As of December 31, 2024, the outstanding aggregate principal amount of the Commercial Paper Program was US$187.5 million.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility provides for a revolving loan commitment of US$850.0 million with a maturity in 2028. Outstanding borrowings under the PPC Revolving Credit Facility bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

The PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries. Following the PPC Collateral Cure, each wholly-owned subsidiary of each borrower is required to become a guarantor (other than certain excluded subsidiaries that are not required to become a guarantor). The PPC Revolving Credit Facility contains customary representations and warranties, covenants and events of default. The PPC Revolving Credit Facility imposes certain limitations and restrictions on PPC and its restricted subsidiaries, including, without limitation on (1) liens, (2) indebtedness, (3) sales and other dispositions of assets, (4) dividends, distributions, and other payments in respect of equity interest, (5) investments, and (6) voluntary prepayments, redemptions or repurchases of junior debt, in each case, subject to certain exceptions which can be material and certain of such clauses only apply to PPC upon the occurrence of certain triggering events. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured PPC’s prior secured credit facility (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

For more information about these covenants and the PPC Revolving Credit Facility, see Exhibit 4.4 to this annual report. We are currently in compliance with the covenants under the PPC Revolving Credit Facility.

As of December 31, 2024, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$24.2 million and US$825.8 million, respectively. There were no outstanding borrowings as of December 31, 2024.

Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

JBS S.A.

From October 2019 through May 2024, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2024 until 2044. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 6.90% as of December 31, 2024. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by-products, and derivatives. As of December 31, 2024, the outstanding aggregate principal amount of the CRAs was US$1,057.0 million.

Seara

On October 3, 2024, three series of CRAs due 2029, 2034 and 2044, in the aggregate principal amount of R$1,502.6 million (equivalent to US$242.7 million, considering the exchange rate on December 31, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. Seara used the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business.

On March 6, 2025, three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”) due 2035, 2045 and 2055, in the aggregate principal amount of R$805.3 million (equivalent to US$130.0 million, considering the exchange rate on December 31, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) to be issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business.

The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

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

Our capital expenditures for the year ended December 31, 2024 totaled US$1,480.3 million in cash used in the purchase of property, plant and equipment, of which 66% were investments in facilities and 34% were investments in capacity expansion.

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

	As of December 31, 2024
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,194.2	—	—	—	6,194.2
Loans and financing	2,084.2	2,029.2	2,071.6	13,141.8	19,326.8
Estimated interest on loans and financings (1)	2,458.3	2,440.6	839.9	5,670.0	11,408.9
Derivatives liabilities (assets)	166.0	100.1	—	—	266.1
Other liabilities	16.3	16.4	—	24.2	56.9
Payment of leases	335.7	574.1	235.4	588.8	1,734.0
Total	11,254.7	5,160.4	3,147.0	19,424.8	38,986.9

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2024. Payments in foreign currencies are estimated using the December 31, 2024 exchange rate.

	As of December 31, 2023
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	6,205.1	—	—	—	6,205.1
Loans and financing	891.6	171.2	1,212.5	17,723.8	19,999.1
Estimated interest on loans and financings (1)	1,362.9	1,052.5	1,910.1	7,390.2	11,715,8
Derivatives liabilities (assets)	144.2	—	—	—	144.3
Other liabilities	21.2	20.9	—	62.0	104.0
Payment of leases	(2.8)	293.4	442.3	1,108.3	1,841.2
Total	8,622.2	1,538.1	3,565.0	26,284.3	40,009.5

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate and variable term debt based on effective interest rates as of December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2022 exchange rate.

We also have future commitments for purchase of grains and cattle whose balances as of December 31, 2024 and December 31, 2023 were US$33.5 billion and US$35.6 billion, respectively.

C. Research and Development, Patents and Licenses, Etc.

Our global innovation teams collaborate to share trends, solutions, and technological advancements, leveraging collective expertise to drive category growth. With a diverse product portfolio, JBS delivers high-quality offerings tailored to evolving customer needs and consumer preferences. Investments in cultivated protein are central to our strategic vision. In 2021, we entered the cultured protein market with the acquisition of BioTech Foods in Spain. Additionally, the upcoming JBS Biotech Innovation Centre in Santa Catarina will be Brazil’s largest research facility dedicated to food biotechnology. Our expansion into plant-based proteins is exemplified by Seara’s Incrível and the acquisition of Vivera Topholding BV, which produces and sells plant-based protein products in Europe.

Initiatives such as Seara’s Innovation Hub and Friboi’s Meat Technology and Study Center (Cetec) reflect our commitment to product quality and innovation. Through in-depth analysis of the entire production chain and continuous research, we adapt to shifting consumer expectations. In partnership with Colorado State University, we established the JBS Global Food Innovation Center, advancing food safety, meat sciences, and animal welfare practices. Furthermore, JBS USA makes significant investments in technology and innovation to uphold world-class quality standards, exemplified by the transition to zero-trim beef products. Meanwhile, Pilgrim’s Europe integrates advanced technologies, including Internet of Things (IoT) devices, to enhance operational efficiencies and predictive maintenance.

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

For more information, see “—A. Operating Results—Principal Factors Affecting our Financial Condition and Results of Operations.”

E. Critical Accounting Estimates

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS – Accounting Standards, and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.5 to JBS S.A.’s audited financial statements, which are included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to its bylaws, JBS S.A. is managed by a board of directors and a board of executive officers. JBS S.A. has also established a fiscal council.

Board of Directors

The following table sets forth the name and position of individuals who currently serve on JBS S.A.’s board of directors.

Name	Position
Jeremiah O’Callaghan	Chairman
José Batista Sobrinho	Vice-Chairman
Wesley Mendonça Batista	Director
Joesley Mendonça Batista	Director
Francisco Sergio Turra(1)	Director
Carlos Hamilton Vasconcelos Araújo(1)	Director
Kátia Regina de Abreu Gomes(1)	Director
Alba Pettengill(1)	Director
Gelson Luiz Merisio(1)	Director
Paulo Bernardo Silva(1)	Director
Cledorvino Belini(1)	Director

(1)	Independent director (as defined under Brazilian Novo Mercado rules).

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

José Batista Sobrinho is the founder of JBS and has been a member of JBS S.A.’s board of directors since January 2007. He has over 50 years of experience in beef production with JBS S.A. He is the grandfather of Wesley Mendonça Batista Filho and the father of Wesley Mendonça Batista and Joesley Mendonça Batista.

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

Carlos Hamilton Vasconcelos Araújo has been an independent member of JBS S.A.’s board of directors since January 2022. Mr. Vasconcelos is currently also a member of the Board of Directors of Brasilprev Seguros e Previdência and of the Board of Trustees of Fundação Getúlio Vargas. Previously, Mr. Vasconcelos was the Director of Economic Policy at the Brazilian Central Bank, President of Cateno Gestão de Pagamentos, Vice President of Services, Infrastructure and Operations of Banco do Brasil, and Secretary of Economic Policy of the Ministry of Finance. Additionally, he was a member of the Board of Directors of UBS BB Services, Banco Votorantim, Cielo, BB Seguridade and Neoenergia. Mr. Vasconcelos holds a degree in engineering and masters and doctorate in economics.

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

Board of Executive Officers

The following table sets forth the name and position of the current members of JBS S.A.’s board of executive officers.

Name	Position
Gilberto Tomazoni	Global Chief Executive Officer
Guilherme Perboyre Cavalcanti	Global Chief Financial Officer and Investor Relations Officer
Eliseo Santiago Perez Fernandez	Managing and Controlling Officer
Jeremiah O’Callaghan	Executive Officer
Wesley Mendonça Batista Filho	Executive Officer

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

The members of JBS S.A.’s socio-environmental responsibility committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s socio-environmental responsibility committee is Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are: Joesley Mendonça Batista, a member of JBS S.A. board of directors; and the following independent members of JBS S.A.’s board of directors: Alba Pettengill, Francisco Sergio Turra, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Gelson Luiz Merisio.

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

The members of JBS S.A.’s statutory audit committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s statutory audit committee is Carlos Hamilton Vasconcelos Araújo, an independent member of JBS S.A.’s board of directors. The other members are: Mauro Mitio Inagaki, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s related parties committee; and Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors.

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

The members of JBS S.A.’s financial and risk management committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s financial and risk management committee is Guilherme Perboyre Cavalcanti, JBS S.A.’s Global Chief Financial Officer and Investor Relations Officer. The other members are: Gilberto Tomazoni, JBS S.A.’s Chief Executive Officer, Wesley Mendonça Batista Filho, executive officer of JBS S.A.; Wesley Mendonça Batista and Joesley Mendonça Batista, members of JBS S.A.’s board of directors; and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Gelson Luiz Merisio and Cledorvino Belini.

Governance, Compensation and Nomination Committee

JBS S.A.’s governance, compensation and nomination committee aims to implement practices and policies based on the highest standards of corporate governance and compliance.

The members of JBS S.A.’s governance, compensation and nomination committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s governance, compensation and nomination committee is Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are Wesley Mendonça Batista, a member of JBS S.A.’s board of directors and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo, Francisco Sergio Turra, Kátia Abreu and Paulo Bernardo Silva.

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

The members of JBS S.A.’s related parties committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s related parties committee is Gelson Luiz Merisio, an independent member of JBS S.A.’s board of directors. The other members are: Mauro Mitio Inagaki, a member of the Regional Accounting Council (CRC) and independent member of JBS S.A.’s statutory audit committee; and the following independent members of JBS S.A.’s board of directors: Carlos Hamilton Vasconcelos Araújo and Alba Pettengill.

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

The members of JBS S.A.’s diversity, equity and inclusion committee are appointed by JBS S.A.’s board of directors. As of the date of this annual report, the chairman of JBS S.A.’s diversity, equity and inclusion committee is Jeremiah O’Callaghan, chairman of JBS S.A.’s board of directors and executive officer. The other members are: Wesley Mendonça Batista, a member of JBS S.A.’s board of directors; Juriana Sperandio Domingues, head of human resources in North America and global human resources director; Marcela Rocha, executive director of corporate affairs; and the following independent members of JBS S.A.’s board of directors: Gelson Luiz Merisio and Alba Pettengill.

Family relationships

José Batista Sobrinho, his sons, Wesley Mendonça Batista and Joesley Mendonça Batista and his grandson, Wesley Mendonça Batista Filho, are directors and/or officers of JBS S.A., JBS S.A.’s controlling shareholder and several of JBS S.A.’s subsidiaries.

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

In 2024, JBS S.A.’s board of directors, board of executive officers and fiscal council consisted of an average of nine, five and five members, respectively. For the year ended December 31, 2024, the aggregate compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council was US$32.1 million, composed of:

●	Board of Directors. US$3.3 million, consisting entirely of fixed compensation;

●	Executive Officers. US$28.4 million, consisting of US$5.8 million in fixed compensation and US$22.5 million in variable compensation; and

●	Fiscal Council. US$0.4 million, consisting of entirely of fixed compensation.

The table below sets forth the highest, lowest and average compensation paid to JBS S.A.’s board of directors, statutory executive officers and fiscal council for the year ended December 31, 2024:

	For the year ended December 31, 2024
	Board of Directors	Executive Officers	Fiscal Council
	(in US$ thousand)
Highest	462.5	11.342.8	86.9
Lowest	184.8	1.616.5	86.9
Average	298.4	4.714.3	86.9

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2024, we had 281,974 employees distributed among management, sales and manufacturing/operating areas.

The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2024	2023	2022
Management	25,580	30,167	38,019
Sales	14,574	12,315	9,071
Manufacturing/operating	241,820	230,083	213,254
Total	281,974	272,565	260,343

The following table sets forth the number of our employees by location as of the dates indicated:

	As of December 31,
	2024	2023	2022
Brazil	157,349	152,502	143,879
United States and Canada	78,298	75,128	71,551
Australia	14,493	13,810	13,033
Mexico	12,106	11,578	12,259
Argentina	514	481	471
Europe (including the United Kingdom)	16,818	17,815	18,575
Others (1)	2,396	1,251	575
Total	281,974	272,565	260,343

(1)	“Others” refers to Saudi Arabia, Vietnam, UAE, Uruguay, Kuwait and others.

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

E. Share Ownership

The following table sets forth the number and percentage of JBS S.A. common shares held by our directors and executive officers, individually and as a group, as of March 14, 2025:

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

The following table sets forth the holders of the issued and outstanding JBS S.A. common shares and their respective shareholdings as of March 14, 2025:

Shareholder	Shares outstanding	%
J&F and JBS Participações (1)	1,072,153,398	48.34%
BNDESPar (2)	461,661,101	20.81%
Capital Research Global Investors (3)	111,572,477	5.03%
Other shareholders	572,729,394	25.82%
Total	2,218,116,370	100.00%

(1)	J&F, a corporation (sociedade anônima) incorporated under the laws of Brazil, indirectly owns 100% of the total capital stock of JBS Participações, a corporation (sociedade anônima) incorporated under the laws of Brazil. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. J&F is a party to secured loan agreements with a number of Brazilian financial institutions pursuant to which J&F has pledged, as security for the loans, JBS S.A. common shares.
(2)	BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) (“BNDES”) which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES’s website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its Board of Directors and finally by its Board of Executive Officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar’s bylaws, the Board of Executive Officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS S.A. The Board of Executive Officers of BNDESPar is comprised of 10 members, the CEO being also the CEO of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the Board of Executive Officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government.
(3)	Capital Research Global Investors is an investment division of Capital Research and Management Company. Capital Research and Management Company, a Delaware corporation, is a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately-held asset management firm with operations around the world. Capital Research and Management Company is headquartered in Los Angeles, California, and is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities.

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

As a result of the transactions described above, J&F directly held 522,224,559 JBS S.A. common shares, representing 23.54% of our total capital stock, and JBS Participações directly held 549,928,839 JBS S.A. common shares, representing 24.79% of our total capital stock.

J&F indirectly owns 100% of the total capital stock of JBS Participações, and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F.

Capital Research and Management Company

On January 31, 2024, Capital Research Global Investors (“Capital Research”), an investment division of Capital Research and Management Company, a wholly-owned subsidiary of The Capital Group Companies, Inc., which is a privately-held asset management firm with operations around the world, notified us that it had acquired and managed 110,411,772 JBS S.A. common shares, corresponding to 4.97% of our total capital stock. Capital Research and Management Company, a Delaware corporation, is headquartered in Los Angeles, California, and is the investment adviser to the Capital Group exchange-traded funds (ETFs) and to the American Funds family of mutual funds, among other entities. We understand that during 2024, Capital Research periodically traded JBS S.A. common shares, maintaining its shareholding position at approximately 5% of our total capital stock throughout the year. On November 25, 2024, Capital Research informed us that it had reduced its equity interest in JBS S.A. to 110,348,453 common shares, falling below 5% of our total capital stock. On January 3, 2025, Capital Research informed us that it had increased its equity interest in JBS S.A. to 111,572,477 common shares, reaching 5.03% of our total capital stock.

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

On May 3, 2017, former J&F officers, former senior executives and board members of JBS S.A. and JBS USA, as well as our ultimate controlling shareholders, entered into the Collaboration Agreements with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to illicit payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F, on behalf of itself and its subsidiaries, entered into the Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$565 million, converted using the foreign exchange rate as of December 31, 2024). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F’s obligation to make additional installment payments under the Leniency Agreement following a petition from J&F that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

B. Related Party Transactions

The following summarizes the material transactions we engage in with our principal affiliates. For more information about our related party transactions, see note 8 to JBS S.A.’s audited financial statements, included elsewhere in this annual report.

Banco Original S.A.

We have entered into an assignment agreement with Banco Original S.A., pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and outside Brazil. The assignments are done at face value of the receivable less the discount applied by Banco Original through a transfer without recourse to Banco Original S.A. of all of the associated risks and benefits of such trade accounts receivables. For the years ended December 31, 2024, 2023 and 2022, we incurred losses from the sale of the receivables of US$102.5 million, US$97.3 million and US$72.6 million, respectively, recognized as financial expenses.

As of December 31, 2024 and December 31, 2023, we held investments with Banco Original S.A. in the amounts of US$303.2 million and US$781.5 million, respectively, recognized as cash and cash equivalents. The investments have similar rates of return as the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. For the years ended December 31, 2024, 2023 and 2022, we earned interest from these investments in the amounts of US$33.1 million, US$26.2 million and US$1.4 million, respectively, recognized as finance income.

Instituto J&F

We sponsor Instituto J&F (formerly Instituto Germinare), a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the years ended December 31, 2024, 2023 and 2022, we made donations in the amounts of US$18.2 million, US$22.5 million and US$34.6 million, respectively, recognized as general and administrative expenses.

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

The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2024, the total amount of accounts receivable was US$311,000 (US$878,000 as of December 31, 2023) and the total amount of accounts payable was US$478,000 (US$401,000 as of December 31, 2023). For the year ended December 31, 2024, the total net revenue to JBJ was US$5.0 million (US$5.0 million and US$12.8 million for the years ended December 31, 2023 and 2022, respectively) and the total amount of purchases made by JBJ from the JBS Group was US$243.4 million (US$349.5 million and US$658.6 million for the years ended December 31, 2023 and 2022, respectively).

We have commitments to purchase cattle for future delivery signed with certain suppliers, including JBJ, guaranteeing the acquisition of cattle for fixed price, with no cash effect on us until the cattle are delivered. Based on these future delivery contracts, as of December 31, 2024 and December 31, 2023, we have commitment agreements in the amount of US$48.3 million (US$61.9 million as of December 31, 2023).

Flora Produtos de Higiene e Limpeza S.A.

Flora Produtos de Higiene e Limpeza S.A. (“Flora”), is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. On December 30, 2024, we entered into an agreement to sell our hygiene and beauty operations to Flora. The transaction includes the transfer of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, as per the terms agreed upon by the parties. The sale price was set at R$315 million (US$51 million, converted using the foreign exchange rate as of December 31, 2024), subject to working capital adjustments. The transaction will be completed upon the fulfillment of the precedent conditions stipulated in the agreement. We did not classify the operation as discontinued or the asset as held for sale as of December 31, 2024, as it does not represent a separately significant business line.

Âmbar Hidroenergia Ltda.

On June 26, 2024, we entered into an agreement with Âmbar Hidroenergia Ltda. (“Âmbar”) to form a consortium with the objective of pooling the assets, technical resources, and financial resources of the consortium members for the joint exploitation of power plants aimed at generating electricity. The participation in the consortium was defined as 99% for JBS S.A. and 1% for Âmbar.

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

On December 22, 2022, the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No. 186/21 and JBS S.A. published a Material Fact notifying the market of the terms and conditions of the agreement, pursuant to which J&F agreed to pay to JBS the amount of R$543.2 million (US$87.7 million, converted using the foreign exchange rate as of December 31, 2024). The execution and ratification of this settlement agreement brings an end to Arbitration Proceeding No. 186/21.

Policies and Procedures for Related Party Transactions

It is our intention to ensure that all transactions between us, our principal shareholders and other affiliates, as well as our directors, officers and other employees, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. To that end, our policy for transactions with related parties establishes procedures to ensure that we are acting fairly, transparently and in accordance with the best corporate governance practices, observing the provisions set forth in our bylaws and applicable legislation, as well as the rules of the B3.

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

Legal Proceedings

We are subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of estimated losses, for these matters. Provisions are recognized as liabilities and administrative expenses when losses are considered probable (i.e., more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured. Where it is not probable that a present obligation exists, we disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no provision or disclosure is made.

We are engaged in several judicial and administrative proceedings, mainly in Brazil. The assessment of the likelihood of losses in these cases considers the available evidence, the hierarchy of laws, case law, the most recent court decisions and their relevance, as well as the opinions of internal lawyers. Provisions are adjusted for inflation and recorded under net financial income (expenses). The average time to conclude the lawsuits are: labor approximately 2.5 years; civil approximately 4 years and tax and social security: between 5 to 10 years.

Probable Loss

The tables below set forth the amount of provisions recognized for legal and administrative proceedings by category and jurisdiction as of the dates indicated.

	As of December 31, 2024
	Labor	Civil	Tax and Social Security	Total
	(in millions of U.S. dollars)
Brazil	87.1	59.8	68.6	215.5
United States	—	280.8	—	280.8
Other jurisdictions	(0.1)	0.0	1.2	1.1
Total	87.0	340.6	69.8	497.4

	As of December 31, 2023
	Labor	Civil	Tax and Social Security	Total
	(in millions of U.S. dollars)
Brazil	107.9	73.5	133.0	314.4
United States	—	197.4	—	197.3
Other jurisdictions	0.1	0.1	1.4	1.5
Total	108.0	271.0	134.4	513.4

Set forth below are further details regarding proceedings for which provisions have been recognized as of December 31, 2024.

Labor Proceedings

Brazil

As of December 31, 2024, the total amount of provisions recognized for labor proceedings was US$87.1 million (US$107.9 million as of December 31, 2023). There is a large quantity of individually low value lawsuits filed by former employees seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. These labor proceedings principally involve two classes of plaintiffs: ex-employees and the Brazilian Labor Ministry.

Civil Proceedings

Brazil

As of December 31, 2024, the total amount of provisions recognized for civil proceedings was US$59.8 million (US$73.5 million as of December 31, 2023). There is a large quantity of individually low value lawsuits mainly related to indemnities for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer contracts - product quality.

United States

As of December 31, 2024, the total amount of provisions recognized for civil proceedings was US$280.8 million (US$197.4 million as of December 31, 2023). The main lawsuits are described below:

Broiler Antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S. District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of US$195.5 million, each of which has received final approval from the Illinois Court and paid in 2021. PPC continues to defend itself against the direct action plaintiffs (those parties that have opted out of the class settlements) (collectively, the “Broiler Opt Outs”). PPC will continue to seek reasonable settlements where they are available. Through December 31, 2024, we had recognized an expense of US$582.5 million, including a US$45.0 million incremental increase in 2024, to cover settlements with various Broiler Opt Outs and paid a total of US$512.2 million to Broiler Opt Outs, of which US$13.6 million was paid in 2024. As of December 31, 2024, we had recorded a provision of US$70.3 million (US$ 38.9 million as of December 31, 2023) for these settlements. These settlement expenses were recognized within general and administrative expenses in our consolidated statement of income.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma (the “Oklahoma Court”) alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. On June 24, 2024, a settlement was reached in the amount of US$100.0 million. The settlement was paid on October 28, 2024. A US$71.0 million incremental increase in settlement amount was recognized in the year ended December 31, 2024. These settlement expenses were recognized within general and administrative expenses in our consolidated statement of income. On January 7, 2025, the Oklahoma Court granted final approval of PPC’s settlement and dismissed the case.

Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed with the U.S. District Court for the District of Minnesota (the “Minnesota Court”) against JBS USA, a number of other pork producers, and Agri Stats, Inc. on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18-cv-01776 (the “Pork Antitrust Litigation”). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$57.3 million, each of which has received final approval from the Minnesota Court and was paid in 2021. JBS USA continues to defend itself against the direct action plaintiffs (those parties that have opted out of the class settlements) (collectively, the “Pork Opt Outs”). JBS USA will continue to seek reasonable settlements in the Pork Antitrust Litigation where they are available. Through December 31, 2024, we had recognized an expense of US$83.7 million within general and administrative expenses in our consolidated statement of income, including a US$3.5 million incremental increase in 2024, to cover settlements with various Pork Opt Outs and paid a total of US$59.5 million to Pork Opt Outs, of which US$16.0 million was paid in 2024. As of December 31, 2024, we had recorded a provision of US$24.2 million for these settlements (US$36.7 million as of December 31, 2023).

Beef Antitrust Litigation

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed with the Minnesota Court against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20-cv-1319 (the “U.S. Beef Antitrust Litigation”). JBS USA has settled with three of the purported classes in the U.S. Beef Antitrust Litigation, for an aggregate amount of US$161.0 million, of which US77.5 million was paid in 2023 and US83.5 remained unpaid as of December 31 2024. The unpaid settlement expense requires approval of the Minnesota Court. During 2024, we recognized expenses in the amount of US$83.5 million (US$53 million in 2023) within general and administrative expenses in our consolidated statement of income. JBS USA continues to defend itself against the remaining classes and the direct action plaintiffs (those parties that have opted out of the class settlements) (collectively, the “Beef Opt Outs”). JBS USA will continue to seek reasonable settlements in the U.S. Beef Antitrust Litigation where they are available. During 2024, we recognized an expense of US$1.7 million within general and administrative expenses in our consolidated statement of income to cover settlements with various Beef Opt Outs and paid a total of US$23.1 million to Beef Opt Outs.

Hogan Litigation

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the U.S. District Court for the District of Colorado (the “Colorado Court”) against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611 (“Hogan Litigation”). The complaint alleges, among other things, that PPC’s SEC filings contained statements that were rendered materially false and misleading. On December 6, 2024, PPC entered into a settlement agreement in principle with the putative class in the amount of US$41.5 million, which is subject to court approval, and no amount was paid as of December 31, 2024. This settlement expense was recognized within general and administrative expenses in our consolidated statement of income in 2024 and remains unpaid. As of December 31, 2024, PPC had recorded a provision of US$41.5 million for this settlement.

Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19-cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (“Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to the Poultry Workers Class in violation of the Sherman Antitrust Act. On June 14, 2021, PPC entered into an agreement to settle all claims made by the Poultry Workers Class for US$29.0 million and recognized as an expense and paid the plaintiffs this amount during 2021, though the agreement is still subject to final approval by the Maryland Court. These settlement expenses were recognized within general and administrative expenses in our consolidated statement of income.

Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed with the U.S. District Court for the District of Colorado (the “Colorado Court”) against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. In 2023, JBS USA agreed to settle all claims made by the purported class for US$55.0 million, which has been preliminarily approved by the Colorado Court. These settlement expenses were recognized within general and administrative expenses in our consolidated statement of income in 2023 and were paid on January 29, 2025.

U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, PPC entered into an agreement to settle all claims made by the State of Washington for US$11.0 million. The State of Washington claim was paid in the second quarter of 2023. On June 24, 2024, PPC entered into a settlement with the Attorney General in New Mexico for US$5.2 million. The State of New Mexico settlement was paid on September 18, 2024. On July 3, 2024, PPC entered into a settlement with the Attorney General in Alaska for US$1.25 million, and this amount was paid on July 10, 2024. These settlement expenses were recognized within general and administrative expenses in our consolidated statement of income. These amounts were fully paid in the corresponding years and there was no provision recognized as of December 31, 2024.

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA Food Company based on allegations similar to those asserted in the Pork Antitrust Litigation. On October 16, 2024, JBS USA entered into a settlement with the Attorney General of Alaska for US$0.8 million. This settlement expense was recognized within general and administrative expenses in our consolidated statement of income and was paid on January 7, 2025.

Canada

Canada Antitrust Litigation

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the U.S. Beef Antitrust Litigation (the “Canadian Beef Antitrust Litigation”). JBS Canada entered into an agreement to settle all claims made by the plaintiffs in the Canadian Beef Antitrust Litigation for US$5.5 million, which was paid on December 12, 2024, although the agreement is still subject to final approval by the court. During 2024, we recognized these expenses in the amount of US$5.5 million (zero in 2023) within general and administrative expenses in our consolidated statement of income.

Tax and Social Security Proceedings

Brazil

As of December 31, 2024, the total amount of provisions recognized for tax and social security proceedings was US$68.6 million (US$133.0 million as of December 31, 2023). None of these matters is individually material. Most of these lawsuits involve Brazilian taxes such as ICMS (value-added tax on sales and services), PIS/COFINS (social contribution on billings) and CSLL (social contribution on net income).

Possible Loss (Contingent Liabilities)

In addition, as of December 31, 2024, we had other ongoing proceedings in the aggregate amount of US$6.4 billion (US$6.0 billion as of December 31, 2023) whose likelihood of loss we have determined to be possible (i.e., not more likely than not, but more than remote), as a result of which no provisions have been recognized as of December 31, 2024. Set forth below are further details regarding these proceedings.

	As of December 31,
	2024	2023
	(in millions of U.S. dollars)
Labor	334.9	267.0
Civil	211.6	405.1
Tax	5,773.2	5,346.0
Total	6,319.6	6,018.2

Labor Proceedings

As of December 31, 2024, the total amount of labor claims with a possible chance of loss was US$334.9 million (US$267.0 million as of December 31, 2023). Most of these lawsuits were filed by former employees seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. None of these matters is individually material.

Civil Proceedings

As of December 31, 2024, the total amount of civil claims with a possible chance of loss was US$211.6 million (US$405.1 million as of December 31, 2023). Most of these lawsuits relate to indemnities for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trademark complaints and consumer contracts - product quality. Described below are further details regarding the individually significant proceedings.

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

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters; on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices; and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations. No loss related to these matters can be reasonably estimated.

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

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries JBS USA Food Company and JBS USA Food Company Holdings (the “NYAG Defendants”) in the Supreme Court of the State of New York, County of New York (the “New York Court”), alleging that consumers in New York were misled by statements in which we expressed our goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040.  The complaint alleged claims for deceptive acts or practices under New York General Business Law (“GBL”) §349, false advertising under GBL §350 and fraud and illegality under New York Executive Law §63(12), and seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On May 3, 2024, the NYAG Defendants moved to dismiss the complaint for lack of jurisdiction and the failure to state a claim under New York’s statute restricting strategic lawsuits against public participation (SLAPP) (New York Civil Rights Law §76-a(1)(a)). On January 10, 2025, the New York Court granted the NYAG Defendants’ Motion to Dismiss and dismissed the Attorney General’s claims against the NYAG Defendants without prejudice.

Tax and Social Security Proceedings

As of December 31, 2024, the total amount of tax and social security claims with a possible chance of loss was US$5.77 billion (US$5.35 billion as of December 31, 2023). Most of these lawsuits relate to disallowed credits of PIS/COFINS (social contribution on billings), ICMS (value-added tax on sales and services) and IPI (tax on industrialized products) taxes, fines for alleged non-compliance with ancillary obligations, assessments resulting from alleged non-compliance with requirements for deducting state and federal tax benefits. Most of these lawsuits are not individually significant, except as described below.

Brazil

Profits earned by foreign subsidiaries

Between 2006 and 2018, we received tax assessments related to the taxation of profits earned abroad, which were allegedly required to be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). These assessments also included the disallowance of tax payment slips from foreign subsidiaries, based on the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. Additionally, the assessments imposed fines, penalties, and interest charges.

We clarify that a significant portion of the IRPJ and CSLL assessments on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Moreover, a relevant portion of the assessments concerns formal requirements imposed by tax authorities for consolidating the results of its direct or indirect subsidiaries abroad. We disagree with the criteria applied by the tax authorities and has presented its defense. For nearly all of the amounts assessed, we are defending ourselves in administrative proceedings and awaiting judgment.

Our management considers that, as of December 31, 2024, the likelihood of loss was possible for approximately US$3.3 billion (US$2.3 billion as of December 31, 2023), while the likelihood of loss was remote for approximately US$122.1 million (US$144.6 million as of December 31, 2023).

In accordance with the technical interpretation CPC/IFRIC 23, our management has evaluated relevant tax rulings, identifying any discrepancies concerning our tax positions. Based on this analysis, as well as applicable case law, we recognized a provision of US$759 million related to differing interpretations regarding the taxation of profits from foreign subsidiaries in countries with international treaties. This provision was recorded by reducing the taxes recoverable line item, reflecting the potential future realization of these amounts.

Tax entries arising from the Collaboration Agreements

We received infraction notices relating to the period from 2013 to 2016, primarily intended to collect withholding income tax on payments associated with transactions that were subsequently included in the Brazilian Collaboration Agreements (see “Item 7. Major Shareholder and Related Party Transactions—A. Major Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”). The tax assessment is based on the alleged absence of a valid basis for the payment or the failure to properly identify its beneficiary. No provision was recorded in this case, as both the beneficiary’s identification and the rationale for the payment were duly provided to the tax authorities and documented in the plea agreement, which is further corroborated by an independent technical report. The potential loss is estimated at US$151 million.

Disallowance of PIS and COFINS Tax Credits

We are defendants in legal proceedings disputing our right to claim PIS and COFINS tax credits under the non-cumulative regime. The controversy involves several complex issues, including proving that the expenses are essential and relevant to our core economic activities, interpreting tax regulations across various sectors in which we operate, and providing documentary evidence of the actual incurrence of the expenses that support the credit claim. The decision not to record a provision is based on the fact that the claimed credits are well-supported by thorough documentation, a point further reinforced by independent technical reports. The potential loss in this matter is estimated at US$302 million.

Mexico

On May 12, 2022, the Mexican Tax Administration Service (“SAT”) issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC from the U.S. to Mexico. The tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, was obligated to pay taxes on the sale. The Mexican subsidiaries of PPC filed a petition to nullify these assessments. The District Court issued a judgement on January 20, 2025, in which the court now claims that the seller owed tax due to the indirect transfer of Mexican assets in connection with the sale, and that PPC or its subsidiaries should have withheld such taxes but also noted that only one of the assessments will proceed. PPC will appeal and will continue to defend this matter. The amount under appeal for the remaining assessment is approximately $269.5 million. No expense has been recorded for this amount at this time, and PPC has submitted an indemnification claim notice pursuant to the definitive agreement to acquire Tyson de México. There can be no assurances as to whether the indemnification claim will be successful or in what amounts.

Australia

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No loss related to this matter can be reasonably estimated.

United Kingdom

In 2019 and 2020, the U.K. Revenue & Customs Authority (HMRC) opened reviews of the 2017 and 2018 tax returns of Onix Investments UK Ltd. (“Onix”), in which HMRC evaluated the deductibility of certain interest related expenses incurred by Onix (the “Deductions”). The Deductions total US$7.9 million for tax year 2017 and US$32.1 million for tax year 2018. On April 12, 2024, HMRC concluded that the Deductions should be disallowed, and Onix appealed. On October 8, 2024, HMRC issued a Review Conclusion Letter affirming the prior decision to disallow the Deductions. Onix Investments has timely filed a Grounds of Appeal and will continue to defend this matter. No loss related to this matter can be reasonably estimated.

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

History of Payments of Dividends and Interest on Shareholders’ Equity

We distributed dividends to our shareholders in the amounts of US$759.0 million, US$448.0 million and US$872.8 million with respect to the 2024, 2023 and 2022 fiscal years, respectively.

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2024.

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

C Markets

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

Capital Stock

As of December 31, 2024, our capital stock was equivalent to US$13.2 billion, comprised of 2,218,116,370 book-entry common shares without par value.

In accordance with our bylaws, our board of directors may increase our capital stock by issuing up to an additional 1,375,853,183 common shares without par value in reais. Our shareholders must approve any capital increase above this authorized capital increase at a shareholders’ meeting.

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

Disclosure of Occasional and Periodic Information

Pursuant to the Brazilian Corporation Law, the CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to CVM and B3 the following periodic information:

●	notices of our shareholders’ meeting on the same date as their publication or the fifteenth day prior to the annual shareholders’ meeting;

●	summary of the decisions made at shareholders’ meetings, on the date they were held;

●	annual report in Brazil (Formulário de Referência) within five months from the end of each fiscal year;

●	annual financial statements (Demonstrações Financeiras Padronizadas), or DFP, together with the audit report issued by an independent auditor duly registered with the CVM, within 3 months from the end of each fiscal year or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

●	quarterly report on standard form containing our relevant quarterly corporate, business and financial information (Informações Trimestrais), or ITR, together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when JBS S.A. discloses the information to the shareholders, or to third parties, whichever occurs first;

●	a copy of the minutes of shareholders’ meeting, within seven days after the meeting;

●	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

●	disclosure of any material developments, on the same date a notice to the market relating to these developments is published;

●	information on any request for judicial restructuring or ratification of extrajudicial restructuring, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

●	information on any judicial decision on our bankruptcy, on the date we take notice of it.

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

The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Brazilian Central Bank, according to Law No. 14,286/2021, and certain regulations issued by the Brazilian Central Bank and the CMN.

Brazilian Central Bank/CMN Joint Resolution No. 13, dated December 3, 2024 (“Joint Resolution No. 13”), provides for the investments by foreign investors in the financial and capital markets in Brazil, including through depositary receipts issued in foreign markets with respect to shares of Brazilian issuers.

On the other hand, Brazilian Central Bank Resolution No. 278, dated December 31, 2022, provides for direct investments by foreign investors in Brazilian companies’ capital.

Depositary Receipts of Brazilian Issuers

Due to Joint Resolution No. 13, since January 1, 2025, the acquisition by foreign investors of Depositary Receipts backed by Brazilian assets is no longer subject to electronic registration by the foreign investor at the Brazilian Central Bank. Any financial transfers (e.g., dividend distribution) shall be carried out in accordance with the law and exchange regulations through Foreign Exchange Institutions. In the event that a holder of American Depositary Shares (“ADSs”) exchanges those ADSs for common shares, that holder shall comply with the requirements provided for in Section II (foreign investment in the financial and capital markets in Brazil) or Section III (foreign direct investments in Brazilian companies’ capital), as applicable. Thereafter, it generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Favorable Tax Jurisdiction (as defined under “—E. Taxation—Material Brazilian Tax Consequences”), the investor will also be subject to less favorable tax treatment. See ”—E. Taxation—Material Brazilian Tax Consequences.”

Foreign Investments in the Financial and Capital Markets in Brazil

Under Joint Resolution No. 13, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with Joint Resolution No. 13, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Due to Joint Resolution No. 13, since January 1, 2025, foreign investment in financial and capital markets in Brazil is no longer subject to electronic registration by the foreign investor at the Brazilian Central Bank. However, such foreign investors shall fulfill the following requirements before engaging in financial transactions:

●	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; and

●	through its representative, register as a foreign investor with the CVM.

Foreign investors who are individuals are exempt from: (i) registering as a foreign investor with the CVM; and (ii) appointing a representative in Brazil in the following cases:

●	investments in securities using their own resources;

●	investments in financial assets from a non-resident account in reais held in Brazil, in their own name, using their own resources; and

●	in investments in financial assets via remittance from abroad, of monthly investments of up to R$2,000,000.00 (two million reais) by each intermediary (investments above such threshold needs to appoint a representative in Brazil).

Foreign investors who are legal entities are exempt from appointing a representative in Brazil in case of investments in financial assets from a non-resident account in reais held in Brazil, in their own name, using their own resources (such exception does not apply to investments in securities).

In addition, an investor operating under the provisions of Joint Resolution No. 13 must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to Normative Ruling No. 2,119/2022, as amended, which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly-held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Ruling No. 2,119/2022.

Securities and other financial assets held by foreign investors pursuant to Joint Resolution No. 13 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Resolution No. 13, dated November 18, 2020. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Joint Resolution No. 13 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under Joint Resolution No. 13 who are not resident in a Favorable Tax Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20)% are entitled to favorable tax treatment.

Foreign Direct Investments in the Capital of Brazilian Companies

Foreign investors may also invest directly under Brazilian Central Bank Resolution No. 278, and may sell their shares in private transactions, but these investors are subject to less favorable tax treatment on gains than investors under Joint Resolution No. 13. A foreign direct investor under Brazilian Central Bank Resolution No. 278 must: (1) register as a foreign direct investor with the Brazilian Central Bank; (2) obtain a Brazilian identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

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

Moreover, this description does not address the U.S. federal estate and gift tax consequences or non-U.S., state or local tax consequences to holders, or the alternative minimum tax consequences of the acquisition, ownership or disposition of notes, and does not address the U.S. federal income tax treatment of holders that did not acquire notes of a series as part of their initial offering at their initial “issue price,” which equals the first price at which a substantial amount of the notes of a series were sold for money to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of notes.

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

Effect of Co-Issuance and Source of Interest Payments

Although JBS USA, JBS USA Food Company, and JBS USA Foods Group Holdings are co-issuers of the notes under the indentures and, therefore, are each liable for repayment of the notes in their entirety, for U.S. federal income tax purposes, we intend to treat JBS USA, JBS USA Food Company, and JBS USA Foods Group Holdings, respectively, as the issuer of only the portion of the debt borrowed by each such issuer on the issue date. We currently expect that JBS USA Food Company or JBS USA Foods Group Holdings, as applicable to the relevant series of notes, will borrow, and pay interest and principal with respect to, 100% of the notes. Accordingly, we intend to treat all of the interest on the notes of each series as being entirely from U.S. sources for U.S. federal income tax purposes because each of JBS USA Food Company and JBS USA Foods Group Holdings is a U.S. corporation organized under the laws of the State of Delaware. However, because the source of the interest income received by a holder with respect to the notes is unclear because the notes are a co-obligation of U.S. and non-U.S. co-issuers, there can be no assurance that the IRS or a court will agree with our intended treatment. It is also possible that due to a change in circumstances, JBS USA could be treated as an obligor and borrower for U.S. federal income tax purposes and, as a result, the treatment of the source of interest could change from time to time.

Given our intended treatment, withholding agents are expected to withhold U.S. federal withholding tax, including under FATCA (as defined below), if a holder does not establish that such holder qualifies for an exemption from U.S. federal withholding tax and FATCA withholding, each as described below under the headings ”—Tax Consequences to Non-U.S. Holders” and “—FATCA Withholding.” As a result, a holder who acquires notes should be aware that a withholding agent will likely require the holder to provide an IRS Form W-9 or applicable IRS Form W-8 at the time a holder first acquires the notes or at any time thereafter while such holder holds the notes in order for the holder to establish an exemption from U.S. federal withholding tax and FATCA withholding. Holders should consult their own tax advisors regarding the sourcing of interest payments (including any additional amounts) on the notes. Except as expressly set forth herein, the remainder of this discussion assumes that JBS USA Food Company or JBS USA Foods Group Holdings, as applicable to the relevant series of notes, is treated as the issuer of the notes for U.S. federal income tax purposes and that all interest payments on the notes are treated as being entirely from U.S. sources for U.S. federal income tax purposes.

Certain Tax Consequences of Substitution or Release of JBS USA Food Company as an Issuer

We may substitute a direct or indirect parent of JBS USA, or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of JBS USA, for JBS USA as an issuer of the notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes.” Alternatively, if certain conditions are met, we may release JBS USA Food Company as an issuer of the notes for purposes of the applicable indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer.” Such a modification to the terms of the notes could be treated for U.S. federal income tax purposes as a deemed exchange of (i) the notes as in place prior to such modifications for (ii) new notes as in place after such modifications (“New Notes”). If such modifications resulted in a deemed exchange, such a deemed exchange could be treated as a taxable transaction for U.S. federal income tax purposes in which certain beneficial owners of the notes could be required to recognize gain or loss. The amount of any gain or loss recognized upon such a deemed exchange of a note for a New Note would be determined by reference to the “issue price” of the New Note. The issue price of a New Note will equal the fair market value of such New Note at the time of the deemed exchange if such New Note were considered “publicly traded” for U.S. federal income tax purposes. The rules regarding the determination of issue price are complex and highly detailed. If such a substitution or release is treated as a taxable transaction for U.S. federal income tax purposes, a holder’s holding period in a New Note treated as received in the substitution or release generally will commence on the day after the substitution or release, and a holder’s tax basis in such New Note would generally equal the issue price of such New Note. Generally, any gain or loss recognized as a result of such deemed exchange will be taxed under the rules described below under “—Sale, Exchange, Retirement or Other Taxable Disposition of the Notes.” However, a holder’s ability to recognize any losses may be limited. If the issue price of such New Note is less than its stated redemption price at maturity by more than a de minimis amount, such New Note will be treated as issued with original issue discount for U.S. federal income tax purposes. In such event, holders would be required to include that original issue discount in their income as it accrues, in advance of the receipt of cash corresponding to such income. Additionally, such a substitution or release may impact the source of interest income received by a holder with respect to the New Notes (see “—Effect of Co-Issuance and Source of Interest Payments” for additional discussion regarding the source of interest income received by a holder on the notes), and the tax consequences of continuing ownership and transactions (including dispositions) involving the New Notes may be different, and subject to tax rules imposed by the jurisdiction of the new issuer. Holders should consult their own tax advisors as to the tax considerations relating to modification of the notes in connection with a substitution or release, including the U.S. federal income tax considerations of a deemed exchange and resulting original issue discount, if any.

Treatment of the Notes

In certain circumstances, we may be obligated to make a contingent payment upon the redemption of the notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Optional Redemption” and “—Change of Control.” These potential payments may implicate the provisions of Regulations relating to “contingent payment debt instruments” (“CPDIs”), but we do not intend to treat the possibility of such contingent payments on the notes as subjecting the notes to the CPDI rules. Our determination that the notes are not subject to the CPDI rules is binding on a holder, unless such holder discloses its contrary position in the manner required by applicable Regulations. Our determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”) and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on the notes that such holder owns in excess of stated interest, regardless of the U.S. Holder’s regular method of tax accounting, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such notes. Holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. This discussion assumes that the notes will not be treated as CPDIs.

Each series of the notes was issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Interest

Interest on a note, including any Brazilian or Luxembourg or other foreign tax withheld and any additional amounts with respect thereto, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Additional Amounts,” will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition, interest on the notes is expected to be treated as U.S. source income for U.S. federal income tax purposes. Consequently, a U.S. Holder may not be able to claim a credit for any foreign tax imposed upon interest received on a note unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income that is treated as derived from foreign sources.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to an interest in the notes, subject to certain exceptions (including an exception for notes held in accounts maintained by U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders may also be subject to penalties if they are required to submit such information to the IRS and fail to do so. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the notes.

Tax Consequences to Non-U.S. Holders

Interest

Subject to the discussion above under the heading “—Effect of Co-Issuance and Source of Interest Payments” and the discussion below under the heading “—Backup Withholding and Information Reporting” and “—FATCA Withholding”, payments of U.S. source interest on the notes by us or any paying agent to any non-U.S. Holder will not be subject to U.S. federal tax, including withholding tax, provided that:

●	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of JBS USA Food Company or JBS USA Foods Group Holdings, as applicable to the relevant series of notes;

●	the non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to JBS USA Food Company or JBS USA Foods Group Holdings, as applicable to the relevant series of notes, through stock ownership;

●	such non-U.S. Holder is not a bank whose receipt of such interest is described in Section 881(c)(3)(A) of the Code;

●	either (a) the non-U.S. Holder certifies on IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form), under penalties of perjury, that it is not a U.S. person or (b) the non-U.S. Holder holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Regulations; and

●	such interest is not effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder.

U.S. source interest that does not satisfy the foregoing exception will be subject to U.S. federal withholding tax, currently at a rate of 30%, unless:

●	such tax is eliminated or reduced under an applicable U.S. income tax treaty and the non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E (or the appropriate successor form) establishing such reduction or exemption from withholding tax on interest; or

●	such interest is effectively connected with a U.S. trade or business of the non-U.S. Holder (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States) and the non-U.S. Holder provides a properly executed IRS Form W-8ECI (or the appropriate successor form) claiming an exemption from withholding tax on such interest, in which case such interest will be subject to the treatment discussed below under “—Income Effectively Connected with a U.S. Trade or Business.”

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below under the heading “—Backup Withholding and Information Reporting” and “—FATCA Withholding”, a non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange, retirement or other taxable disposition of such note, unless:

●	such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by such non-U.S. Holder within the United States), in which case such gain will be subject to the treatment discussed below under “—Income Effectively Connected with a U.S. Trade or Business”; or

●	in the case of any gain realized by an individual non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other taxable disposition and certain other conditions are met, in which case such individual non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or lower treaty rate, if applicable) on the amount by which the individual non-U.S. Holder’s U.S. source capital gains exceed such individual non-U.S. Holder’s U.S. source capital losses.

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

FATCA Withholding

Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), may impose a U.S. federal withholding tax of 30% on payments of stated interest made with respect to the notes if paid to (i) a “foreign financial institution” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding the “substantial United States owners” of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Tax Consequences to Non-U.S. Holders—Interest,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Withholding may also apply to payments of proceeds of sales or redemptions of the notes, although under proposed regulations issued in December 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply on payments of gross proceeds. Each prospective holder of notes should consult its own tax advisor regarding these rules, certification of exemption from FATCA withholding and whether FATCA may be relevant to its ownership and disposition of notes.

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

The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for a noteholder who:

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

Resident Noteholders

Individuals

A Luxembourg resident individual holder of notes, acting in the course of the management of his/her private wealth, is subject to Luxembourg income tax at progressive rates in respect of interest received, redemption premiums or issue discounts, under the notes, except if (i) withholding tax has been levied by a Luxembourg paying agent on such payments in accordance with the Relibi Law, or (ii) the individual holder of the notes has opted for the application of a 20% tax in full discharge of income tax in accordance with the Relibi Law, which applies if a payment of interest has been made or ascribed by a paying agent established in a EU Member State (other than Luxembourg), or in a Member State of the European Economic Area (other than a EU Member State). A gain realized by an individual holder of notes, acting in the course of the management of his/her private wealth, upon the sale or disposal, in any form whatsoever, of notes is not subject to Luxembourg income tax, provided this sale or disposal took place more than six-month periods after the notes were acquired. However, any portion of such gain corresponding to accrued but unpaid interest income may be subject to Luxembourg income tax, except if tax has been levied on such interest in accordance with the Relibi Law.

A Luxembourg resident individual holder of notes acting in the course of the management of a professional or business undertaking must include this interest received in its taxable basis. If applicable, the tax levied in accordance with the Relibi Law will be credited against his/her final tax liability.

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

On 9 December 2014, Council Directive 2014/107/EU amending Directive 2011/16/EU (“DAC 2”) was adopted in order to implement the CRS among the EU Member States. The DAC 2 was implemented into Luxembourg law by the law of 18 December 2015 (“CRS Law”). The CRS Law requires Luxembourg financial institutions to identify financial account holders (including certain entities and their Controlling Persons) and to determine whether they are tax resident in a EU Member State and/or a country with which Luxembourg has an exchange of information agreement. Luxembourg financial institutions will need to report financial account information of such account holders to the Luxembourg tax authorities which will remit such information to the competent foreign tax authorities of the other country.

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

DAC 6

On 25 May 2018, the EU Council adopted a directive (2018/822 amending Directive 2011/16/EU as regards mandatory automatic exchange of information in the field of taxation) that imposes a reporting obligation on parties involved in transactions that may be associated with aggressive tax planning (“DAC 6”).

More specifically, the reporting obligation will apply to cross-border arrangements that, among others, satisfy one or more “hallmarks” provided for in DAC 6 (the “Reportable Arrangements”).

In the case of a Reportable Arrangement, the information that must be reported includes the name of all relevant taxpayers and intermediaries as well as an outline of the Reportable Arrangement, the value of the Reportable Arrangement and identification of any member states likely to be concerned by the Reportable Arrangement.

The reporting obligation in principle rests with persons that design, market or organize the Reportable Arrangement and professional advisors (intermediaries). However, in certain cases, the taxpayer itself can be subject to the reporting obligation.

The information reported will be automatically exchanged between the tax authorities of all Member States.

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

Payments on the Notes Made by the Issuer and Gains on the Notes

Generally, non-Brazilian residents are taxed in Brazil only when income is derived from Brazilian sources or gains are realized on the disposition of assets located in Brazil. Therefore, as the issuer will be considered, for tax purposes, as domiciled abroad, in principle any income (including interest, fees, commissions, expenses, and any other income) paid by it in respect of the notes issued in favor of Non-Brazilian Holders is not subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made with funds held by the issuer outside of Brazil and a Brazilian guarantor is not required to pay any amount in respect of the notes.

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

If the income tax is deemed to be due, the gains may be subject to income tax in Brazil at progressive rates varying from 15.0% to 22.5% (15% for the part of the gain that does not exceed R$5 million, 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and 22.5% for the part of the gain that exceeds R$30 million) or 25.0% if such Non-Brazilian Holder is located in a jurisdiction that does not impose any income tax or which impose it at a maximum rate lower than 17% (“Favorable Tax Jurisdiction”) or in a country or location where the laws do not allow access to information related to ownership composition or securities ownership or do not allow for the identification of the beneficial owner of income attributed to non-residents. In certain circumstances, if the income tax burden is borne by the source of payment, the amount of tax charged could be subject to an upward adjustment, as if the amount received by the Non-Brazilian Holder was net of taxes in Brazil (gross-up). A lower rate of income tax may be provided for in an applicable tax treaty between Brazil and the country where the Non-Brazilian Holder is domiciled.

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

On December 29, 2022, the Brazilian government published Provisional Measure No. 1,152, which was converted into Law No. 14,596 on June 15, 2023 (“Law No. 14,596”). Law No. 14,596 introduced changes to the legislation on corporate income tax and provided for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the Organization of Economic Co-operation and Development (“OECD”). Specifically in relation to the concepts of Favorable Tax Jurisdictions and Privileged Tax Regimes, Law No. 14,596 established a minimum threshold tax rate of 17%, a change from the minimum rate of 20% mentioned above. As mentioned above, the 17% rate was already adopted as a minimum threshold, due to Normative Ruling No. 1,530/2014. Under these rules, however, tax authorities could reinstate the 20% threshold at any time. Law No. 14,596 set in legal statutes that minimum 17% threshold. This new threshold will be applicable from January 2024 onwards, except in the case of the taxpayers that opted to anticipate the effects of said law. However, the application of the withholding income tax at a 25% rate for the minimum 17% threshold (and not 20%, as previously adopted) is not free of doubt.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Description of the JBS USA Registered Notes

General

References to the “JBS USA Registered Notes” include, as applicable, the following 13 series of notes issued by the Co-Issuers: (1) 2.500% Senior Notes due 2027 (the “2027 Notes”); (2) 5.125% Senior Notes due 2028 (the “2028 Notes”); (3) 6.500% Senior Notes due 2029 (the “6.500% 2029 Notes”); (4) 3.000% Senior Notes due 2029 (the “3.000% 2029 Notes”); (5) 5.500% Senior Notes due 2030 (the “2030 Notes”); (6) 3.750% Senior Notes due 2031 (the “2031 Notes); (7) 3.000% Sustainability-Linked Senior Notes due 2032 (the “3.000% 2032 Notes”); (8) 3.625% Sustainability-Linked Senior Notes due 2032 (the “3.625% 2032 Notes”); (9) 5.750% Senior Notes due 2033 (the “2033 Notes”); (10) 6.750% Senior Notes due 2034 (the “2034 Notes”); (11) 4.375% Senior Notes due 2052 (the “4.375% 2052 Notes”); (12) 6.500% Senior Notes due 2052 (the “6.500% 2052 Notes”); and (13) 7.250% Senior Notes due 2053 (the “2053 Notes”).

References to the “Indentures” include, as applicable, the following indentures governing the JBS USA Registered Notes: (1) the indenture, dated as of August 19, 2022 (as supplemented through the date hereof, the “2027 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2027 Notes; (2) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “2028 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2028 Notes; (3) the indenture, dated as of April 15, 2019 (as supplemented through the date hereof, the “6.500% 2029 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 6.500% 2029 Notes; (4) the indenture, dated as of February 2, 2022 (as supplemented through the date hereof, the “3.000% 2029 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 3.000% 2029 Notes; (5) the indenture, dated as of August 6, 2019 (as supplemented through the date hereof, the “2030 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2030 Notes; (6) the indenture, dated as of May 28, 2021 (as supplemented through the date hereof, the “2031 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2031 Notes; (7) the indenture, dated as of December 1, 2021 (as supplemented through the date hereof, the “3.000% 2032 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 3.000% 2032 Notes; (8) the indenture, dated as of August 19, 2022 (as supplemented through the date hereof, the “3.625% 2032 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers 3.625% 2032 Notes; (9) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “2033 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2033 Notes; (10) the indenture, dated as of September 19, 2023 (as supplemented through the date hereof, the “2034 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2034 Notes; (11) the indenture, dated as of February 2, 2022 (as supplemented through the date hereof, the “4.375% 2052 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 4.375% 2052 Notes; (12) the indenture, dated as of June 21, 2022 (as supplemented through the date hereof, the “6.500% 2052 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 6.500% 2052 Notes; and (13) the indenture, dated as of September 19, 2023 (as supplemented through the date hereof, the “2053 Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and Regions Bank, as trustee, governing the Co-Issuers’ 2053 Notes.

All references in this “Description of the JBS USA Registered Notes” to the holders of the JBS USA Registered Notes mean (i) in the case of the 2027 Notes, the holders of the 2027 Notes, (ii) in the case of the 2028 Notes, the holders of the 2028 Notes, (iii) in the case of the 6.500% 2029 Notes, the holders of the 6.500% 2029 Notes, (iv) in the case of the 3.000% 2029 Notes, the holders of the 3.000% 2029 Notes, (v) in the case of the 2030 Notes, the holders of the 2030 Notes, (vi) in the case of the 2031 Notes, the holders of the 2031 Notes, (vii) in the case of the 3.000% 2032 Notes, the holders of the 3.000% 2032 Notes, (viii) in the case of the 3.625% 2032 Notes, the holders of the 3.625% 2032 Notes, (ix) in the case of the 2033 Notes, the holders of the 2033 Notes, (x) in the case of the 2034 Notes, the holders of the 2034Notes, (xi) in the case of the 4.375% 2052 Notes, the holders of the 4.375% 2052 Notes, (xii) in the case of the 6.500% 2052 Notes, the holders of the 6.500% 2052 Notes and (xiii) in the case of the 2053 Notes, the holders of the 2053 Notes.

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

You can find the definitions of capitalized terms used in this description and not otherwise defined under the subheading “—Definitions.” In this description, (i) the “Company” refers only to JBS USA Holding Lux S.à r.l. (subject to the Substitution of the Company provisions below) and not to any of its Subsidiaries; (ii) “Issuers” refers only to the Company, JBS USA Food Company (“JBS USA Food”) and JBS USA Foods Group Holding and not to any of their respective Subsidiaries; and (iii) “Parent” refers only to JBS S.A. and not to any of its Subsidiaries.

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

The 2034 Notes

The 2034 Notes are senior unsecured obligations of the Issuers. The 2034 Notes will mature on March 15, 2034.

The 2034 Notes bear interest at the annual rate of 6.750%, payable semi-annually in arrears on March 15 and September 15 of each year.

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

The 2053 Notes

The 2053 Notes are senior unsecured obligations of the Issuers. The 2053 Notes will mature on November 15, 2053.

The 2053 Notes bear interest at the annual rate of 7.250%, payable semi-annually in arrears on May 15 and November 15 of each year.

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

The 2034 Notes

Optional redemption with a make-whole premium

At any time prior to December 15, 2033 (which is the date that is three months prior to the maturity of the 2034 Notes (the “2034 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 2034 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 2034 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 2034 Notes that would have been due if the 2034 Notes matured on the 2034 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 40 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2034 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2034 Notes at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

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

The 2053 Notes

Optional redemption with a make-whole premium

At any time prior to May 15, 2053 (which is the date that is six months prior to the maturity of the 2053 Notes (the “2053 Notes Par Call Date”)), the Company may choose to redeem all or any portion of the 2053 Notes at a redemption price calculated by the Company equal to the greater of:

(a)	100% of the principal amount of the 2053 Notes to be redeemed; and

(b)	the present values of the remaining scheduled payments of principal and interest on such 2053 Notes that would have been due if the 2053 Notes matured on the 2053 Notes Par Call Date (but excluding accrued and unpaid interest to but excluding the redemption date), computed using a discount rate equal to the applicable Treasury Yield (determined on the second business day immediately preceding the date of redemption) plus 45 basis points, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The trustee shall have no obligation to calculate or verify any make-whole premium.

Optional redemption at par

At any time on or after the 2053 Notes Par Call Date, the Company may choose to redeem all or any portion of the 2053 Notes at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

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

In addition, for so long as any notes are outstanding, unless the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise complies with such reporting requirements, the Company shall either (1) maintain a website (which may be non-public, but shall not restrict the recipients of such information from trading in securities) to which holders of notes, prospective investors, securities analysts and market makers that certify that they are qualified institutional buyers or are otherwise eligible to hold the notes (collectively, “Permitted Parties”) are given access and to which the information required by the preceding paragraphs and the information required under ”—Reports of Parent” (the “Required Information”) is posted; or (2) distribute via electronic mail the Required Information to beneficial owners of the notes and prospective investors that certify that they are Permitted Parties who request to receive such distributions. If the Company makes available the reports described in clauses (1), (2) or (3) on the Company’s website, it will be deemed to have satisfied the reporting requirement set forth in such applicable clause. The trustee shall have no responsibility whatsoever to determine whether the Required Information has been posted to any such website.

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

“IFRS” means, at Parent’s option or the Company’s option International Financial Reporting Standards - Accounting Standards, as issued by the International Accounting Standards Board, as implemented in Brazil through the accounting pronouncements of the Brazilian Committee of Accounting Pronouncements (Comité de Pronunciamentos Contábeis) approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or as implemented through the accounting pronouncements by international accounting standards or in the jurisdiction in which Parent or Parent Reporting Entity is domiciled. At any time after the applicable Issue Date, Parent or the Company may elect to apply U.S. GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean U.S. GAAP (except as otherwise provided in the applicable Indenture).

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

“Par Call Date” means, as applicable, the 2027 Notes Par Call Date, the 2028 Notes Par Call Date, the 6.500% 2029 Notes Par Call Date, the 3.000% 2029 Notes Par Call Date, the 2030 Notes Par Call Date, the 2031 Notes Par Call Date, the 3.000% 2032 Notes Par Call Date, the 3.625% 2032 Par Call Date, the 2033 Notes Par Call Date, the 2034 Notes Par Call Date, the 6.500% 2052 Notes Par Call Date, the 4.375% 2052 Notes Par Call Date or the 2053 Notes Par Call Date.

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

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2024, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon our evaluation, as of December 31, 2024, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS – Accounting Standards.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS – Accounting Standards, and that our receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on those criteria, as of December 31, 2024, our management concluded that our internal control over financial reporting is effective.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that Mauro Mitio Inagaki, a member of our statutory audit committee, is an audit committee financial expert, as defined by current SEC rules. He does not meet the independence requirements of the NYSE or Nasdaq.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2024 and 2023, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2024	2023
	(in thousands of US$)

Audit fees	10,339.1	11,818.8
Audit-related fees	291.6	286.9
Tax fees	134.9	912.9
All other fees	—	84.8
Total fees	10,765.6	13,103.4

Audit Fees

Audit fees are fees for the audits of the consolidated financial statements, interim reviews, statutory audits, and comfort and consent letters rendered in connection with securities offering.

Audit-Related Fees

Audit-related fees were comprised of sustainability assurance and related services that are related to the performance of the audit or review of our financial statements.

Tax Fees

Tax fees were comprised of the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax return preparation services.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of our insider trading policy has been filed as Exhibit 11.2 to this annual report.

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

Our board of directors, primarily through our statutory audit committee, oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our statutory audit committee holds discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives reports from the CIOs regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

While we have experienced cybersecurity incidents in 2021 (as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We depend on our information technology systems, and any failure of these systems could adversely affect our business”), we did not experience any material cybersecurity incidents during fiscal year 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

JBS S.A.

(a)	List of Exhibits

Exhibit No.	Description
1.1*	By-laws of JBS S.A. (English translation).
2.1	Registration Rights Agreement, dated as of January 21, 2025, by and between JBS USA Holding Lux S.à r.l., and BBVA Securities, Inc., Mizuho Securities USA LLC and RBC Capital Markets, LLC, as representatives on behalf of certain initial purchasers (incorporated by reference to Exhibit 4.4 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS B.V. (File No. 333-273211) filed with the Securities and Exchange Commission on January 29, 2025).
2.2	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027, including the form of 2.500% Notes due 2027 (incorporated by reference to Exhibit 4.3 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.3	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027 (incorporated by reference to Exhibit 2.3 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.4	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 2.500% Senior Notes due 2027 (incorporated by reference to Exhibit 2.4 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.5	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.125% Senior Notes due 2028, including the form of 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 4.5 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.6	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 2.6 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.7	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.125% Senior Notes due 2028 (incorporated by reference to Exhibit 2.7 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.8	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029, including the form of 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.7 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.9	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.8 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.10	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 2.10 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.11	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Senior Notes due 2029 (incorporated by reference to Exhibit 2.11 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.12	Indenture, dated as of April 15, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 6.500% Senior Notes due 2029, including the form of 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.10 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.13	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.11 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.14	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.12 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.15	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 2.15 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.16	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2029 (incorporated by reference to Exhibit 2.16 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.17	Indenture, dated as of August 6, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 5.500% Senior Notes due 2030, including the form of 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.14 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.18	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.15 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.19	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 4.16 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.20	Third Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.500% Senior Notes due 2030 (incorporated by reference to Exhibit 2.20 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

Exhibit No.	Description
2.21	Fourth Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.50% Senior Notes due 2030 (incorporated by reference to Exhibit 2.21 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.22	Indenture, dated as of May 28, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Co-Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031, including the form of 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.18 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.23	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.19 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.24	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 2.24 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.25	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.750% Senior Notes due 2031 (incorporated by reference to Exhibit 2.25 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.26	Indenture, dated as of August 19, 2022, among JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance Inc., as Co-Issuers, the guarantors names therein, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032, including the form of 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.21 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.27	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.27 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.28	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.28 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.29	Indenture, dated as of December 1, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032, including the form of 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.23 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.30	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 4.24 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.31	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.31 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).

Exhibit No.	Description
2.32	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032 (incorporated by reference to Exhibit 2.32 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.33	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.750% Senior Notes due 2033, including the form of 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 4.26 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.34	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 2.34 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.35	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 5.750% Senior Notes due 2033 (incorporated by reference to Exhibit 2.35 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.36	Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 6.750% Senior Notes due 2034, including the form of 6.750% Senior Notes due 2034 (incorporated by reference to Exhibit 2.36 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.37	First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.750% Senior Notes due 2034 (incorporated by reference to Exhibit 2.37 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.38	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052, including the form of 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.28 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.39	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 4.29 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
2.40	Second Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 2.40 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.41	Third Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 4.375% Senior Notes due 2052 (incorporated by reference to Exhibit 2.41 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.42	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2052, including the form of 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 4.31 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).

Exhibit No.	Description
2.43	First Supplemental Indenture, dated as of December 13, 2023, by and among JBS USA Lux S.A., JBS Luxembourg S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 2.43 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.44	Second Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 6.500% Senior Notes due 2052 (incorporated by reference to Exhibit 2.44 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.45	Indenture, dated as of September 19, 2023, among JBS USA Lux S.A., JBS USA Food Company, JBS Luxembourg S.à r.l., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 7.250% Senior Notes due 2053, including the form of 7.250% Senior Notes due 2053 (incorporated by reference to Exhibit 2.45 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.46	First Supplemental Indenture, dated as of January 11, 2024, between JBS USA Holding Lux S.à r.l., and Regions Bank, as trustee, relating to 7.250% Senior Notes due 2053 (incorporated by reference to Exhibit 2.46 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
2.47	Indenture dated as of September 29, 2017 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and U.S. Bank National Association, as Trustee, relating to 5.875% Senior Notes due 2027, including the form of 5.875% Senior Notes due 2027 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on October 3, 2017).
2.48	Indenture dated as of April 8, 2021 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031, including the form of 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on April 9, 2021).
2.49	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).
2.50	Indenture, dated as of September 2, 2021 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032, including the form of 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 2, 2021).
2.51	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).
2.52	Indenture, dated as of January 21, 2025, among JBS USA Holding Lux S.à r.l., JBS USA Food Company, JBS USA Foods Group Holdings, Inc., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 5.950% Senior Notes due 2035, including the form of 5.950% Senior Notes due 2035 (incorporated by reference to Exhibit 4.55 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS B.V. (File No. 333-273211) filed with the Securities and Exchange Commission on January 29, 2025).
2.53	Indenture, dated as of January 21, 2025, among JBS USA Holding Lux S.à r.l., JBS USA Food Company, JBS USA Foods Group Holdings, Inc., as Issuers, each of the guarantors party thereto, and Regions Bank, as Trustee, relating to 6.375% Senior Notes due 2055, including the form of 6.375% Senior Notes due 2055 (incorporated by reference to Exhibit 4.56 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS B.V. (File No. 333-273211) filed with the Securities and Exchange Commission on January 29, 2025).

Exhibit No.	Description
4.1	Revolving Credit Facility Agreement, dated as of August 5, 2022, among JBS S.A., JBS Investments Luxembourg S.à r.l., Seara Meats B.V., and Seara Alimentos Ltda., as the Borrowers and as Guarantors, the Lenders defined therein, and Mizuho Bank, Ltd., as the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.2	Revolving Syndicated Facility Agreement, dated as of November 1, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, and JBS Food Canada ULC, as Borrowers, the Lenders from time to time party thereto, and Bank of Montreal, as the Administrative Agent, as an Issuing Bank and as Swingline Lender (incorporated by reference to Exhibit 10.2 to the Form F-4 Registration Statement under the Securities Act of 1933 of JBS S.A. (File No. 333-272099) filed with the Securities and Exchange Commission on May 19, 2023).
4.3	Supplement, Borrower Assumption and Technical Amendment, dated as of January 19, 2024, by and among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, JBS Food Canada ULC, the other borrowers from time to time party thereto, the several banks and other financial institutions or entities from time to time party thereto and Bank of Montreal, as administrative agent (incorporated by reference to Exhibit 4.3 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
4.4	Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021, by and among Pilgrim’s Pride Corporation, certain of its subsidiaries, CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed with the Securities and Exchange Commission on August 11, 2021, as amended on August 16, 2021).
8.1*	List of subsidiaries of the Registrant.
11.1	Code of Ethics (English translation) (incorporated by reference to Exhibit 11.1 to the Form 20-F Annual Report under the Securities Act of 1933 of JBS S.A. filed with the Securities and Exchange Commission on March 27, 2024).
11.2*	Insider Trading Policy (English translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date: March 25, 2025	JBS S.A.

/s/ Gilberto Tomazoni
	Name:	Gilberto Tomazoni
	Title:	Chief Executive Officer

/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial Officer and Investor Relations Officer

INDEX TO FINANCIAL STATEMENTS

JBS S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

JBS S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of JBS S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income or loss, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of income tax expense

As discussed in Note 9 to the consolidated financial statements, the Company reported US$ 743,393 thousand of income tax expense for the year ended December 31, 2024 in the consolidated statements of income or loss. The Company is domiciled in Brazil and conducts business globally, consequently it is subject to income taxes in Brazil and foreign income taxes in many of the jurisdictions in which it operates. The income tax expense is an estimate based on the Company’s understanding of current enacted tax laws and tax rates and their application to the Company’s business.

We identified the evaluation of the income tax expense as a critical audit matter. Evaluating the application of the current tax regulations in various foreign jurisdictions to the Company’s business, including the Company´s assessment of the effects of certain transactions and changes to tax regulations on the income tax expense, required complex auditor judgment and the use of tax professionals with specialized skills.

The following are the primary procedures we performed to address this critical audit matter. We involved income tax professionals with specialized skills and knowledge in various tax jurisdictions, who assisted in evaluating the Company’s interpretation and application of tax regulations, including the associated income tax consequences of changes in those regulations. They also assisted in assessing certain transactions, including reviewing the underlying documentation and evaluating the impact on the Company’s income tax calculations.

Goodwill impairment assessment for certain cash-generating units

As discussed in Note 13 to the consolidated financial statements, the goodwill balance as of December 31, 2024 was US$ 5,417,134 thousand, of which US$ 1,097,642 thousand related to the European cash generating units within the Company’s Pilgrim’s Pride subsidiary. On July 1, 2024, the Company completed the reorganization of the cash-generating units (CGUs) at its subsidiary, Pilgrim’s Pride Corporation (PPC) in Europe. As a result of the reorganization, the Company reassigned assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The Company then performed an interim impairment test on the PPC CGUs on both a pre- and post-reorganization basis. There was no impairment recognized as a result of these tests.

We identified the evaluation of the post-reorganization goodwill impairment assessment on July 1, 2024 related to certain cash generating units within the Company’s PPC subsidiary as a critical audit matter. Subjective auditor judgment and specialized skills and knowledge were required to evaluate certain key assumptions used in measuring the fair value of the cash generating units. These key assumptions included forecasted revenue growth, forecasted margins, discount rates, and terminal growth rates. Changes in these assumptions could have had an impact on the fair value of the cash generating units.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessments as of July 1, 2024 for certain cash generating units within the Company’s PPC subsidiary, including controls over the key assumptions listed above. We evaluated the Company’s assessments by:

●	assessing the Company’s forecasted revenue growth and forecasted margins against underlying business strategies, growth plans, and comparable companies; and

●	comparing historical revenue growth and margins to forecasts to assess the Company’s ability to forecast.

In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the discount rates used by comparing the Company’s inputs to the discount rates to publicly available data for comparable companies and assessing the resulting discount rates; and

●	comparing the selected terminal growth rates to the Company’s growth expectations using publicly available industry and economic data.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

São Paulo, Brazil

March 25, 2025

Consolidated statements of financial position In thousands of United States dollar - US$

	Note	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	5,613,672	4,569,517
Margin cash	3	136,554	132,461
Trade accounts receivable	4	3,735,540	3,390,856
Inventories	5	5,015,989	5,101,230
Biological assets	6	1,608,223	1,712,153
Recoverable taxes	7	637,728	919,120
Derivative assets		84,468	87,795
Other current assets		288,842	323,194
TOTAL CURRENT ASSETS		17,121,016	16,236,326

NON-CURRENT ASSETS
Recoverable taxes	7	1,412,455	1,744,275
Biological assets	6	518,234	531,477
Related party receivables	8	77,355	118,554
Deferred income taxes	9	651,178	774,861
Derivative assets		—	81,940
Other non-current assets		268,737	319,226
		2,927,959	3,570,333

Investments in equity-accounted investees		38,312	56,601
Property, plant and equipment	10	11,780,880	12,918,249
Right of use assets	11.1	1,596,873	1,705,710
Intangible assets	12	1,803,199	1,985,595
Goodwill	13	5,417,134	6,105,020
TOTAL NON-CURRENT ASSETS		23,564,357	26,341,508

TOTAL ASSETS		40,685,373	42,577,834

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position In thousands of United States dollar - US$

	Note	December 31, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	5,465,513	5,257,053
Supply chain finance	14	728,710	948,066
Loans and financing	15	2,084,225	891,570
Income taxes	16	233,027	83,247
Other taxes payable	16	113,734	144,002
Payroll and social charges	17	1,435,751	1,297,181
Lease liabilities	11.2	335,681	352,627
Dividends payable	18	358,621	400
Provisions for legal proceedings	19	280,804	197,440
Derivative liabilities		165,979	144,251
Other current liabilities		455,020	581,123
TOTAL CURRENT LIABILITIES		11,657,065	9,896,960

NON-CURRENT LIABILITIES
Loans and financings	15	17,242,571	19,107,567
Income and other taxes payable	16	406,655	94,368
Payroll and social charges	17	352,718	490,503
Lease liabilities	11.2	1,398,348	1,488,600
Deferred income taxes	9	1,095,291	1,360,257
Provisions for legal proceedings	19	216,659	315,953
Derivative liabilities		100,087
Other non-current liabilities		81,615	115,840
TOTAL NON-CURRENT LIABILITIES		20,893,944	22,973,088

EQUITY	20
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(180,586)	(186,009)
Other reserves		(37,470)	(36,413)
Profit reserves		4,211,944	3,623,632
Accumulated other comprehensive loss		(10,077,264)	(7,554,007)
Attributable to company shareholders		7,094,465	9,025,044
Attributable to non-controlling interest		1,039,899	682,742
TOTAL EQUITY		8,134,364	9,707,786
TOTAL LIABILITIES AND EQUITY		40,685,373	42,577,834

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$ (except for earnings per share)

	Note	2024	2023	2022

NET REVENUE	21	77,182,547	72,918,123	72,613,910
Cost of sales	26	(65,594,321)	(64,950,972)	(61,070,237)
GROSS PROFIT		11,588,226	7,967,151	11,543,673

Selling expenses	26	(4,827,284)	(4,594,334)	(4,681,689)
General and administrative expenses	26	(2,278,392)	(2,315,074)	(2,290,031)
Other income	26.1	84,525	148,625	311,057
Other expenses	26.1	(189,254)	(122,228)	(99,619)
NET OPERATING EXPENSES		(7,210,405)	(6,883,011)	(6,760,282)

OPERATING PROFIT		4,377,821	1,084,140	4,783,391

Finance income	22	719,370	584,216	808,612
Finance expense	22	(2,389,133)	(1,937,621)	(2,050,310)
NET FINANCE EXPENSE		(1,669,763)	(1,353,405)	(1,241,698)

Share of profit of equity-accounted investees, net of tax		2,945	9,537	11,800

PROFIT (LOSS) BEFORE TAXES		2,711,003	(259,728)	3,553,493

Current income taxes	9	(870,474)	(69,460)	(515,264)
Deferred income taxes	9	127,081	197,453	105,308
TOTAL INCOME TAXES		(743,393)	127,993	(409,956)
NET INCOME (LOSS)		1,967,610	(131,735)	3,143,537

ATTRIBUTABLE TO:
Company shareholders		1,766,870	(198,869)	2,997,488
Non-controlling interest		200,740	67,134	146,049
		1,967,610	(131,735)	3,143,537

Basic and diluted earnings (loss) per share - common shares (US$)	23	0.80	(0.09)	1.34

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$ (except for earnings per share)

	Note	2024	2023	2022

Net income (loss)		1,967,610	(131,735)	3,143,537

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	20 e.1	(1,948,544)	179,612	137,499
Gain (loss) on foreign currency translation adjustments		(421,856)	560,954	(660,075)
Gain (loss) on cash flow hedge	27	796	6,873	(48,526)
Deferred income tax on gain (loss) on cash flow hedge		(202)	(1,744)	16,499
Other fair value adjustments through other comprehensive income		(2,786)	(13,143)	(6,360)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations		18,272	11,181	13,405
Income tax on gain associated with pension and other postretirement benefit obligations		(4,636)	(2,837)	(3,364)
Total other comprehensive income (loss)		(2,358,956)	740,896	(550,922)

Comprehensive Income (loss)		(391,346)	609,161	2,592,615

Total comprehensive income attributable to:
Company shareholders		(756,387)	567,326	2,506,090
Non-controlling interest		365,041	41,835	86,525
		(391,346)	609,161	2,592,615

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal Reserve	Reserve for investments	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2022		13,177,841	36,321	(154,198)	10,145	(33,747)	(619,298)	455,474	2,963,982	—	92,305	(8,024,668)	—	7,904,157	660,795	8,564,952
Net income		—	—	—	—	—	—	—	—	—	—	—	2,997,488	2,997,488	146,049	3,143,537
Loss on foreign currency translation adjustments (4)		—	—	—	—	—	47,776	—	(110,117)	—	—	(523,602)	(12,339)	(598,282)	(61,793)	(660,075)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	137,499	—	137,499	—	137,499
Loss on cash flow hedge (5)		—	—	—	—	—	—	—	—	—	(32,027)	—	—	(32,027)	—	(32,027)
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	(6,514)	—	—	(6,514)	154	(6,360)
Loss associated with pension and other postretirement benefit obligations		—	—	—	—	—	—	—	—	—	7,926	—	—	7,926	2,115	10,041
Total comprehensive income (loss)		—	—	—	—	—	47,776	—	(110,117)	—	(30,615)	(386,103)	2,985,149	2,506,090	86,525	2,592,615

Purchase of treasury shares(1)	20 d1	—	—	—	—	—	(719,393)	—	—	—	—	—	—	(719,393)	—	(719,393)
Sale of treasury shares	20 d1	—	—	—	—	—	169,408	—	(1,903)	—	—	—	—	167,505	—	167,505
Cancellation of treasury shares	20 d1	—	—	—	—	—	1,121,507	—	(1,121,507)	—	—	—	—	—	—	—
Share-based compensation	24	—	—	6,219	—	—	—	—	—	—	—	—	—	6,219	1,396	7,615
Realization of other reserves	20 c	—	—	—	—	(1,430)	—	—	—	—	—	—	1,430	—	—	—
Proposed interim dividends		—	—	—	—	—	—	—	—	—	—	—	(450,767)	(450,767)	—	(450,767)
Distribution of proposed interim dividends	18	—	—	—	—	—	—	—	—	—	—	—	(422,033)	(422,033)	—	(422,033)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—	3	3	—	3
Constitution legal reserve	20 d3	—	—	—	—	—	—	148,129	—	—	—	—	(148,129)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	—	1,694,844	—	—	—	(1,694,844)	—	—	—
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(91,605)	—	—	—	—	—	—	—	—	—	(91,605)	(98,139)	(189,744)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(5,002)	(5,002)
Acquisitions of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	3,034	3,034
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	(496,545)	767,354	—	—	(270,809)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,639)	(2,639)
BALANCE ON DECEMBER 31, 2022		13,177,841	36,321	(239,584)	10,145	(35,177)	—	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal Reserve	Reserve for investments	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,970	9,546,146
Net income (loss)		—	—	—	—	—	—	—	—	—	—	(198,869)	(198,869)	67,134	(131,735)
Gains on foreign currency translation adjustments (4)		—	—	—	—	—	—	—	—	—	618,297	(30,467)	587,830	(26,876)	560,954
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	179,612	—	179,612	—	179,612
Loss on cash flow hedge, net of tax (5)		—	—	—	—	—	—	—	—	5,129	—	—	5,129	—	5,129
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	(13,143)	—	—	(13,143)	—	(13,143)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	6,767	—	—	6,767	1,577	8,344
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(1,247)	797,909	(229,336)	567,326	41,835	609,161

Share-based compensation	24	—	—	7,109	—	—	—	—	—	—	(1,588)	—	5,521	1,392	6,913
Realization of other reserves	20 c	—	—	—	—	(1,236)	—	—	—	—	—	1,236	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	(696,226)	—	—	—	696,226	—	—	—
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(6,318)	(6,318)
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	20,147	—	—	(20,147)	—	—	—
Others		—	—	—	—	—	—	—	—	—	—	—	—	(137)	(137)
BALANCE ON DECEMBER 31, 2023		13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786

BALANCE ON JANUARY 1, 2024		13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income (loss)		—	—	—	—	—	—	—	—	—	—	1,766,870	1,766,870	200,740	1,967,610
Gain (Losses) on foreign currency translation adjustments(4)		—	—	—	—	—	—	—	—	—	(2,108,541)	—	(2,108,541)	159,997	(1,948,544)
Losses on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	(421,856)	—	(421,856)	—	(421,856)
Gain (loss) on cash flow hedge, net of tax (5)		—	—	—	—	—	—	—	—	594	—	—	594	—	594
Other fair value adjustments through other comprehensive income (3)		—	—	—	—	—	—	—	—	(2,787)	—	—	(2,787)	—	(2,787)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	9,333	—	—	9,333	4,304	13,637
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	7,140	(2,530,397)	1,766,870	(756,387)	365,041	(391,346)

Share-based compensation	24	—	—	13,037	—	—	—	—	—	—	—	—	13,037	2,756	15,793
Realization of other reserves	20 c	—	—	—	—	(1,057)	—	—	—	—	—	1,057	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	(1,179,620)	—	—	—	—	(1,179,620)	—	(1,179,620)
Prescribed dividends		—	—	—	—	—		—	—	—	—	5	5	—	5
Legal Reserve		—	—	—	—	—	88,396	—	—	—	—	(88,396)	—	—	—
Constitution of investments statutory reserve	20 d4	—	—	—	—	—	—	1,017,205	—	—	—	(1,017,205)	—	—	—
Acquisition of Non-Controlling Interest in Diamond Valley Pork		—	—	(7,614)	—	—	—	—	—	—	—	—	(7,614)	(5,710)	(13,324)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(4,293)	(4,293)
Constitution of tax-incentive reserve	20 d5	—	—	—	—	—	—	—	662,331	—	—	(662,331)	—	—	—
Business acquisitions		—	—	—	—	—	—	—	—	—	—	—	—	(674)	(674)
Others		—	—	—	—	—	—	—	—	—	—	—	—	37	37
BALANCE ON DECEMBER 31, 2024		13,177,841	36,321	(227,052)	10,145	(37,470)	691,999	2,070,113	1,449,832	67,583	(10,144,847)	—	7,094,465	1,039,899	8,134,364

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred from subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Mainly related to derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting mainly in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$

	Note	2024	2023	2022
Cash flows from operating activities
Net income (loss)		1,967,610	(131,735)	3,143,537
Adjustments for:
Depreciation and amortization	6. 10. 11. 12	2,189,547	2,149,066	1,907,921
Expected credit losses	4	12,856	9,906	9,230
Share of profit of equity-accounted investees		(2,945)	(9,537)	(11,800)
Gain on sales of assets		(8,856)	(14,033)	(18,816)
Tax expense	9	743,393	(127,993)	409,956
Net finance expense	22	1,669,764	1,353,405	1,241,698
Share-based compensation		15,794	6,913	7,615
Provisions for legal proceedings	19	47,229	106,117	43,773
Impairment of goodwill and property, plant and equipment	10 and 13	28,264	30,250	19,846
Net realizable value inventory adjustments	5	13,957	(6,100)	13,164
DOJ (Department of Justice) and antitrust agreements	18	253,731	102,500	101,447
Fair value adjustment of biological assets	6	(158,600)	85,015	(36,107)
Leniency agreement		—	—	(103,346)
Gain from bargain purchase		—	—	(46,897)
Extemporaneous Litigation		61,016	—	—
Extemporaneous Reversal of Tax Credits		58,654	—	—
		6,891,414	3,553,774	6,681,221
Changes in assets and liabilities:
Trade accounts receivable		(333,628)	624,752	(269,553)
Inventories		(377,443)	480,524	(458,223)
Recoverable taxes		45,351	137,678	(708,996)
Other current and non-current assets		(7,606)	(40,938)	151,246
Biological assets		(520,541)	(529,365)	(864,782)
Trade accounts payable and supply chain finance		344,542	(787,017)	253,184
Taxes paid in installments		(60,993)	(48,091)	(78,029)
Other current and non-current liabilities		62,362	249,454	(124,872)
DOJ and Antitrust agreements payment		(170,573)	(90,300)	(167,046)
Income taxes paid		(348,666)	(70,918)	(1,039,421)
Changes in operating assets and liabilities		(1,367,195)	(74,221)	(3,306,492)

Cash provided by operating activities		5,524,219	3,479,553	3,374,729

Interest paid		(1,486,820)	(1,288,172)	(930,882)
Interest received		192,150	187,393	136,697

Net cash flows provided by operating activities		4,229,549	2,378,774	2,580,544

Cash flows from investing activities
Purchases of property, plant and equipment		(1,480,298)	(1,502,137)	(2,172,596)
Purchases of intangible assets	12	(10,585)	(8,983)	(8,386)
Proceeds from sale of property, plant and equipment		47,216	71,980	48,765
Additional investments in equity-accounted investees		—	—	(2,066)
Acquisitions, net of cash acquired		(5,829)	(3,529)	(378,853)
Dividends received		10,672	12,593	2,669
Related party transactions		21,171	1,039	760
Others		—	20,625	(25,857)
Cash used in investing activities		(1,417,653)	(1,408,412)	(2,535,564)

Cash flows from financing activities
Proceeds from loans and financing		2,976,300	9,035,710	8,011,638
Payments of loans and financing		(2,990,311)	(7,091,698)	(7,473,186)
Derivative instruments received (settled)		(231,969)	(12,745)	(261,739)
Margin cash		20,099	(26,602)	109,732
Dividends paid		(759,301)	(447,979)	(872,802)
Dividends paid to non-controlling interest		(4,296)	(5,859)	(5,002)
Purchase of Diamond Pork treasury shares		(7,614)	—	(189,744)
Purchase of treasury shares		—	—	(719,393)
Sales of treasury shares		—	—	167,505
Payments of leasing contracts		(417,752)	(428,745)	(434,488)
Cash provided (used in) by financing activities		(1,414,844)	1,022,082	(1,667,479)

Effect of exchange rate changes on cash and cash equivalents		(352,896)	50,642	(15,419)
Net change in cash and cash equivalents		1,044,155	2,043,086	(1,637,918)
Cash and cash equivalents beginning of period		4,569,517	2,526,431	4,164,349
Cash and cash equivalents at the end of period		5,613,672	4,569,517	2,526,431

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 In thousands of United States dollar - US$

Non-cash transactions:	Note	2024	2023	2022

Non-cash additions to right of use assets and lease liabilities	11.2	504,963	483,698	483,201
Capitalized interest	10	31,695	68,164	(70,788)
Dividends Prescribed and payable		5	696	—
Interim dividends	18	379,637	—	—
Non-Cash additions to PP&E		12,529	—	—
Cancellation of treasury shares	20	—	—	(1,121,507)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

1 Background information

JBS S.A (“JBS”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Consolidated financial statements comprise JBS and its subsidiaries (collectively, the ‘Group’) as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, that were authorized by the Board of Directors on March 25, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

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

These financial statements include the Group’s operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Group’s main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2024.

Main activities Group:

Description	Activities	Units	Country
JBS S.A. (JBS, Company)	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products.	69	Brazil
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
	- Distribution centers and harbors.	16

Main activities in Brazil:

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023	December 31, 2022
Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	50		Indirect	100%	100%	100%
	- Distribution centers, transportation services and harbors.	27
	- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	528
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2	Brazil	Indirect	50%	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%	100%
Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A (Pot Of)	Manufacturing of frozen ready-made meals and food products. Wholesale trade of general food products.	1		Indirect	51%	—	—

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Main activities outside of Brazil:

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023	December 31, 2022

JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	64
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	159
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%	100%

JBS Toledo NV (Toledo)	-Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%	100%

Rigamonti Salumificio SpA (Rigamonti)	Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%	100%

Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%	100%

JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%	100%

Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapore.	Indirect	100%	100%	100%

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

1.1 Main events that occurred during the year:

1.1.1 Non-material acquisitions:

The Group has defined acquisitions with total assets exceeding US$50 million as material for the purposes of disclosing business combinations. During the fiscal year ended December 31, 2024, there were no significant acquisitions warranting disclosure in the business combination explanatory note. However, the Group carried out smaller-scale acquisitions, as detailed below:

Acquisition of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A. (Pot Of)

On March 12, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., a company specialized in the manufacturing and distribution of frozen foods and ready-to-eat meals. The transaction was completed through the subscription and payment of 376,154 registered common shares and acquisition of 480,006 common shares. As a result of this transaction, Seara now holds 51% of the company’s share capital.

Acquisition of Mada Araújo Asset & Port Management Ltda.

On May 24, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Mada Araujo Asset & Port Management Ltda. (JBS Terminais), acquiring 70% of its equity interest. The company operates as a temporary lessee of part of the Port of Itajaí – SC, having been selected in Public Selection Process No. 01/2023-ANTAQ to temporarily operate a public area and infrastructure designated for handling and storage of containerized and general cargo. Following the acquisition, the company’s corporate name was changed to JBS Terminais Ltda.

Acquisition of Agro Alfa Indústria e Comércio Ltda.

On May 29, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired 100% of the equity interest in Agro Alfa Indústria e Comércio Ltda., an agribusiness company specializing in the processing, manufacturing, and commercialization of animal-based products, by-products, meals, and oils.

1.2 Subsequent events:

1.2.1 New Senior Notes Issuances (Bonds): On January 6, 2025, the Company, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc.,(“Issuers”) announced the pricing of its senior notes to be offered in the international market, totaling US$1.75 billion. The issuance was divided into two series: US$1.0 billion with an interest rate of 5.95% per year and maturing in 2035, and US$0.75 billion with an interest rate of 6.375% per year and maturing in 2055. The offering was completed on January 21, 2025, subject to customary closing conditions. Additionally, the Issuers have entered into a registration rights agreement, committing to register an exchange offer with the U.S. Securities and Exchange Commission (SEC) and complete it within 365 days. The proceeds were raised to be used for short-term debt repayment and other corporate purposes.

1.2.2 Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, the Company entered into an investment agreement with Mantiqueira Alimentos Ltda., to acquire 48.5% of its total share capital and 50% of its voting shares (joint venture). Mantiqueira Alimentos Ltda. operates in the organic egg industry, producing eggs without antibiotics or hormones from free-range hens. With a workforce of over 3,000 employees, the company achieves an annual production of approximately 4 billion eggs. This transaction marks the Company’s entry into the egg sector, aligning with its strategy of diversification and expansion of its global protein platform. On February 26, 2025, the acquisition was approved without restrictions by CADE (Administrative Council for Economic Defense). The completion of this transaction is subject to the fulfillment of the precedent conditions applicable to transactions of this nature.

1.2.3 Agribusiness Receivables Certificates (CRA): On January 28, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) was made, issued by the indirect subsidiary Seara Alimentos Ltda. and guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of US$130,000. The completion of the offering took place on March 6, 2025. The funds raised will be used to finance the purchase of grains.

1.2.4 Change in JBS S.A Structure: On February 13, 2025, the Company announced that Gilberto Xandó, President of JBS Brasil, has taken on the role of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork offers more than 700 products in its physical and online stores, including not only proteins but also side dishes, ready meals, vegetables, bread, desserts, seasonings, and sauces. Gilberto Tomazoni will continue to serve as the President of JBS Brasil in addition to his other responsibilities.

1.2.5 Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030: On March 21, 2025, JBS USA Food Company sent a conditional notice of redemption to redeem US$850.0 million aggregate principal amount of its 5.500% Senior Notes due 2030 (the “2030 Notes”). The redemption is conditioned upon the payment by Pilgrim’s Pride to its shareholders of a special cash dividend of $6.30 per share, which will be payable on or around April 17, 2025. The redemption is expected to occur on May 1, 2025, subject to the payment of the cash dividend by Pilgrim’s Pride being satisfied. The redemption price for the 2030 Notes will be equal to 102.750% of the principal amount of the 2030 Notes to be redeemed plus, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

1.2.6 Proposal to Pay Dividends: On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of R$4.4 billion (equivalent to US$716.4 million considering the exchange rate on December 31, 2024), corresponding to R$2.00 (equivalent to US$0.32 considering the exchange rate on December 31, 2024) per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025.

2 Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

2.1 Functional and presentation currency

The financial statements of each subsidiary included in the consolidation are prepared using the functional currency of the main economic environment it operates.

These consolidated financial statements are presented in U.S dollar (US$). The Group selected the US$ as its presentation currency to facilitate a more direct comparison to other competitors.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

2.5 New standards, amendments and interpretations

Standards, amendments and interpretations recently issued and adopted by the Group

IAS 1 - Presentation of Financial Statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is classified as current or non-current and mandate new disclosures for non-current liabilities subject to covenants within 12 months after the reporting period. The amendments apply to annual reporting periods beginning on or after January 1, 2024. The Group has monitored the amendments and has not identified any impacts resulting from this amendment.

IAS 7 and IFRS 7 - Supplier Financing Arrangements (“Supplier Financing”)

Starting on January 1, 2024, the changes aim to increase transparency and comparability of financial information in supplier financing arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the exposure to risk drawn in the cash flow statement, and the factors affecting liquidity risk related to these operations. The Group adjusted the disclosure in the explanatory notes according to the standard’s requirements.

b. New accounting standards or amendments not yet effective.

IAS 21 - Effect of changes in exchange rates and translation of financial statements

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

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

●	Management-defined performance measures are disclosed in a single note in the financial statements.

●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard and will adjust its disclosures in the annual financial statements in accordance with the standard's requirements once it becomes effective.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

3 Cash and cash equivalents and margin cash

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying amount of these assets approximates their fair values. They comprise cash on hand, bank balances, and highly liquid investments with an original maturity of three months or less, readily convertible into a known amount of cash, and subject to an insignificant risk of change in fair value.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

Cash and cash equivalents	December 31, 2024	December 31, 2023
Cash on hand and at banks	2,197,822	1,830,814
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	3,415,850	2,738,703
	5,613,672	4,569,517
Margin cash
Margin cash (Restricted cash)	104,220	18,191
Investments in Treasury Bills	32,334	114,270
	136,554	132,461

Total	5,750,226	4,701,978

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of December 31, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$500,000 as of December 31, 2024 (US$450,000 as of December 31, 2023).

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

	December 31, 2024	December 31, 2023
Current receivables
Domestic sales	1,994,667	1,920,310
Foreign sales	1,176,603	852,566
Subtotal	3,171,270	2,772,876
Overdue receivables:
From 1 to 30 days	444,687	397,753
From 31 to 60 days	61,314	93,175
From 61 to 90 days	20,603	29,490
Above 90 days	130,845	188,300
Expected credit losses	(89,060)	(84,913)
Present value adjustment (1)	(4,119)	(5,825)
Subtotal	564,270	617,980
Trade accounts receivable, net	3,735,540	3,390,856

(1)	The receivables are adjusted to present value using the interest rates applicable to the Group contracts present value using interest rates directly related to customer credit profiles.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The weighted average discount rate used to calculate the present value of trade accounts receivable on December 31, 2024, was 0.46% per transaction, and 1.2% per transaction at December 31, 2023. Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carries out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a transfer of the risks and benefits to the financial institutions - described within note 8 related party transactions.

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

Changes in expected credit losses:

	December 31, 2024	December 31, 2023	December 31, 2022
Balance at the beginning of the period	(84,913)	(82,636)	(82,318)
Additions	(17,195)	(9,906)	(9,230)
Write-offs/Reversals	7,684	9,580	10,351
Exchange rate variation	5,364	(1,951)	(1,439)
Balance at the end of the period	(89,060)	(84,913)	(82,636)

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

	December 31, 2024	December 31, 2023
Finished products	3,018,302	3,096,459
Work in process	492,015	586,036
Raw materials	847,909	759,035
Supplies	657,763	659,700
	5,015,989	5,101,230

As of December 30, 2024 and 2023, the Company recognized the net recognized adjustments to the net realizable value of inventories, including additions and write-offs recorded in the cost of goods sold, in the amounts of US$(13,957) and US$6,097, respectively.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

Biological assets (live animals) are measured at their fair value, using the cost or income approach technique to live animals, depending on the nature and location of the asset (live animals). In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

The fair value measurement of biological assets falls under Level 2 for assets where the availability of prices for similar assets in active markets or observable data that are not directly the prices of the specific asset exist and Level 3 for asset with unobservable inputs such as weight, storage costs, medications, among others.

The fair value of live animals may fluctuate due to increases or decreases in feed costs, storage costs, and integrated producer costs. For forests, changes may occur due to variations in discount rates, wood prices, or tree age.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

	December 31, 2024		December 31, 2023
Current biological assets (consumable):	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Chicken and eggs	598,232	553,455	685,465	560,414
Cattle	68,789	64	62,556	19
Hogs	731,104	8,153	776,125	8,516
Lamb	189	1	126	1
Fish (biomass - kg)	209,909	23,525	187,881	21,678
Total current	1,608,223		1,712,153

	December 31, 2024		December 31, 2023
Non-current biological assets (bearer assets):	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Mature chickens (breeding stage)	204,160	26,052	211,021	23,745
Immature chickens (in development) and eggs	189,763	16,362	182,741	16,867
Cattle	2,225	1	2,534	1
Hogs	106,793	680	116,160	670
Mature fish (biomass - kg)	1,178	51	2,343	84
Immature fish (biomass - kg) and eggs	12,372	574	14,140	514
Eucalyptus forests (hectares)	1,743	938	2,538	1,057
Total non-current	518,234		531,477
Total of biological assets:	2,126,457		2,243,630

	Current			Non-current
Changes in biological assets:	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2024	December 31, 2023	December 31, 2022
Balance at the beginning of the period	1,712,153	1,861,106	1,327,675	531,477	501,958	402,297
Business combination	—	(24,542)	171,362	—	—	38,020
Increase by reproduction (born) and cost absorption including death	10,680,387	12,721,303	12,143,982	1,366,906	818,182	775,306
Reduction for slaughter, sale or consumption	(12,129,791)	(13,522,290)	(12,545,787)	(67,825)	(66,503)	(82,344)
Purchases	435,186	397,946	536,267	235,677	180,727	164,921
Fair value adjustments	158,788	(85,715)	36,102	(189)	700	4
Reclassification from non-current to current	913,073	307,195	292,149	(913,073)	(307,195)	(292,149)
Exchange rate variation	(161,573)	57,150	(100,644)	(45,443)	12,426	602
Amortization	—	—	—	(589,296)	(608,818)	(504,699)
Balance at the end of the period	1,608,223	1,712,153	1,861,106	518,234	531,477	501,958

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

7 Recoverable taxes

Recoverable taxes as of December 31, 2024 and December 31, 2023 was comprised of the following:

	December 31, 2024	December 31, 2023
Value-added tax on sales and services – ICMS / IVA / VAT / GST	650,728	919,634
Social contribution on billings - PIS and COFINS	960,161	502,397
Withholding income tax - IRRF / IRPJ	16,176	1,196,502
Excise tax – IPI	404,673	22,004
Reintegra	7,657	8,905
Other	10,788	13,953
	2,050,183	2,663,395
Current	637,728	919,120
Non-current	1,412,455	1,744,275
	2,050,183	2,663,395

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

Social contribution on billings - PIS and COFINS: Refers to value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Group started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Refers mainly to income tax paid by foreign subsidiaries, Brazilian withholding income tax on short-term investments, and income tax and social contribution prepayments made based on estimates. As of December 31, 2024, the amount of US$1.61 billion (US$1.89 billion as of December 31, 2023) relates to income tax credits from foreign subsidiaries, which have no expiration period. Additionally, US$760,622 (US$1.0 billion as of December 31, 2023) corresponds to provisions for income taxes on the taxable profits of foreign subsidiaries due to disputes over the taxation of earnings from affiliates in countries with international treaties. As a result, the net amount for the Group, representing the difference between the tax credit and the provision, is US$857,517 (US$886,126 as of December 31, 2023).

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 1- Reporting entity. The J&F Investimentos S.A.is the ultimate controller party of the Group.

Related party receivables

	December 31, 2024	December 31, 2023
J&F Investimentos S.A. (1)	77,355	117,930
Flora Produtos de Higiene e Limpeza S.A. - Associate	—	624
	77,355	118,554

(1)	Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and certain former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F agreed to liquidate in accordance with the terms and conditions specified in the agreement. On December 27, 2024, the JBS S.A received the amount of US$19,339 million as a result of this settlement.

Other financial transactions in the Group

The Group entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the year ended December 31, 2024, the Group incurred in a loss from the sale of the receivables of US$ 102,453 (US$ 97,325 and US$72,635 for the years ended December 31, 2023 and 2022 respectively), recognized as financial expenses.

As of December 31, 2024, the Group held investments with Banco Original, of US$303,195 (US$781,523 as of December 31, 2023), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the year ended December 31, 2024, the Group earned interest from these investments of US$33,065 (US$26,205 and US$1,448 for the years ended December 31, 2023 and 2022, respectively), recognized as finance income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. For the year ended December 31, 2024, the Group made donations of US$18,223 (US$22,535 and US$34,625 for the year ended December 31, 2023 and 2022, respectively), recognized as general and administrative expenses.

JBJ Agropecuária Ltda., or JBJ, a related party, supplies cattle to the Group’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of The Group’s business, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ shared transportation services from the Group. The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2024, the total amounts of accounts receivable and accounts payable were US$ 311 (US$878 as of December 31, 2023) and US$ 478 (US$ 401 as of December 31, 2023). For the year ended December 31, 2024, the total net revenue to JBJ was US$4,956 (US$5,039 and US$12,844 for the years ended December 31, 2023 and 2022, respectively) and the total amount of purchases made by JBJ from the Group for the year ended December 31, 2024, was US$243,418 (US$349,543 and US$658,638 for the years ended December 31, 2023 and 2022, respectively).

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts. As of December 31, 2024, the Company has these commitments agreements in the amount of US$48,318 (US$61,926 as of December 31, 2023).

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to its related party, Flora Produtos de Higiene e Limpeza S.A. The transaction includes the selling of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, as per the terms agreed upon by the parties. The sale price was set at US$ 50,869 million, subject to working capital adjustments. The transaction will be completed upon the fulfillment of the precedent conditions stipulated in the agreement. The Group did not classify the operation as discontinued or the asset as held for sale as of December 31, 2024, as it does not represent a separately significant business line.

On June 26, 2024, the Group entered into an agreement with Âmbar Hidroenergia Ltda. to form a consortium with the objective of pooling the assets, technical resources, and financial resources of the consortium members for the joint exploitation of power plants aimed at generating electricity. The participation in the consortium was defined as 99% for JBS S.A. and 1% for Âmbar Hidroenergia Ltda.

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the for the year ended December 31, 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Company’s key management for the year ended December 31, 2024, 2023 and 2022 was:

	2024	2023	2022
Salaries and wages	8,989	8,179	7,678
Variable cash compensation (1)	23,390	18,658	18,727
Share-based payments	—	7,217	6,863
	32,379	34,054	33,268

(1)	The JBS S.A typically approves its executives’ profit-sharing program at the end of February each year, based on the results of the prior year. Accordingly, the profit-sharing amount presented in these financial statements reflects the actual payments made during the year ended December 31, 2024, related to prior periods

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

9 Income taxes

Current taxes

The Group and its subsidiaries, located both in Brazil and abroad, are taxed in accordance with the tax legislation in effect in each country. The Group analyzes the results of each subsidiary to apply the relevant income tax legislation, in order to comply with treaties signed by Brazil and to avoid double taxation.

The current income tax charge is calculated using enacted or substantively enacted tax rates at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in which applicable tax regulation is subject to interpretation and recognizes an accrual, if needed, for probable payments of income tax.

In accordance with the technical interpretation IFRIC23, the Management assessed the relevant tax decisions, identifying any differences in relation to the tax positions adopted by the Group. Based on this analysis, and considering legal opinions and applicable jurisprudence, a provision amounting to US$ 759 million was recognized, pertaining to divergences in the taxation of profits from subsidiaries abroad in countries with international treaties. This provision was recorded, reducing the recoverable taxes line item to reflect the potential future realization of this value.

The Company periodically reviews its tax positions where there are uncertainties regarding the applied tax treatment and, whenever necessary, adjusts the provision in accordance with changes in the current regulatory and jurisprudential environment.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

	December 31, 2024	December 31, 2023
Deferred income taxes assets	651,178	774,861
Deferred income taxes liabilities	(1,095,291)	(1,360,257)
	(444,113)	(585,396)

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

a. Composition of deferred tax income and social contribution

a.1 The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases unrecognized by subsidiaries as of December 31, 2024, was US$ 531,305 (US$786,180 as of December 31, 2023). These amounts originate from companies that do not have a history of profitability or sufficient future profit projections to support their recognition.

	Balance at January 1, 2024	Statement of income	Exchange variation	Other Adjustments(1)	Balance at December 31, 2024
Tax Loss and Negative Social Contribution Base	840,172	(23,641)	(136,885)	(372)	679,274
Expected credit losses on trade accounts receivable	38,086	8,701	(4,483)	1	42,305
Provisions for contingencies	125,393	(8,595)	(22,310)	—	94,488
Fair Value Adjustment	(70,257)	(30,997)	(4,583)	—	(105,837)
Inventory valuation	(148,818)	66,559	(1,248)	—	(83,507)
Hedge Operations (2)	(25,365)	69,993	1,597	(265)	45,960
Tax Credits - Foreign Subsidiaries	23,684	(14,851)	(36)	—	8,797
Provision for Work Accident Insurance - Foreign Subsidiaries	7,927	1,163	(126)	—	8,964
Pension Plan - Foreign Subsidiaries	11,956	(7,497)	(1,104)	(147)	3,208
Trade accounts payable accrual	230,959	22,747	(3,891)	39	249,854
Non-Deductible Interest Portion - U.S. Tax Reform	211,958	64,576	3,037	—	279,571
Right of use assets	25,417	4,104	(3,592)	37	25,966
Other Temporary Differences	68,889	(2,555)	(11,406)	(2,032)	52,896
Goodwill amortization	(851,839)	(41,842)	166,304	—	(727,377)
Business Combinations	(444,250)	(26,269)	4,602	—	(465,917)
Realization of other reserves	(115,640)	2,435	25,092	—	(88,113)
Cut Off Adjustments (sales)	618	15,678	(1,019)	—	15,277
Accelerated depreciation and amortization	(514,286)	31,273	3,091	—	(479,922)
Deferred taxes, net	(585,396)	130,982	13,040	(2,739)	(444,113)

	Balance at January 1, 2023	Statement of income	Exchange variation	Other Adjustments (1)	Balance at December 31, 2023
Tax Loss and Negative Social Contribution Base	649,164	161,447	29,561	—	840,172
Expected credit losses on trade accounts receivable	31,572	4,768	1,746	—	38,086
Provisions for contingencies	137,347	(19,555)	7,601	—	125,393
Fair Value Adjustment	(79,680)	15,130	(5,707)	—	(70,257)
Inventory valuation	(54,902)	(100,031)	6,115	—	(148,818)
Hedge Operations (2)	8,209	(32,848)	(138)	(588)	(25,365)
Tax Credits - Foreign Subsidiaries	13,196	10,438	21	29	23,684
Provision for Work Accident Insurance - Foreign Subsidiaries	6,139	1,806	(18)	—	7,927
Pension Plan - Foreign Subsidiaries	10,485	3,755	(59)	(2,225)	11,956
Trade accounts payable accrual	241,040	(13,775)	3,694	—	230,959
Non-Deductible Interest Portion - U.S. Tax Reform	76,563	135,106	289	—	211,958
Right of use assets	22,583	2,163	671	—	25,417
Other Temporary Differences	105,696	(31,586)	(10,629)	6,026	69,507
Goodwill amortization	(785,958)	(11,297)	(54,584)	—	(851,839)
Business Combinations	(441,428)	(185)	(2,637)	—	(444,250)
Realization of other reserves	(110,379)	3,246	(8,507)	—	(115,640)
Accelerated depreciation and amortization	(586,839)	74,790	(2,237)	—	(514,286)
Deferred taxes, net	(757,192)	203,372	(34,818)	3,242	(585,396)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Statement of income	Exchange variation	Other Adjustments(1)	Balance at December 31, 2022
Tax Loss and Negative Social Contribution Base	431,501	194,061	23,100	502	649,164
Expected credit losses on trade accounts receivable	26,260	3,817	1,495	—	31,572
Provisions for contingencies	97,506	32,822	7,019	—	137,347
Present Value Adjustment - Customers	(45,506)	(31,852)	(2,322)	—	(79,680)
Inventory valuation	72,060	(131,120)	4,158	—	(54,902)
Hedge Operations (2)	(27,002)	21,888	(1,435)	14,758	8,209
Tax Credits - Foreign Subsidiaries	13,438	(245)	55	(52)	13,196
Provision for Work Accident Insurance - Foreign Subsidiaries	39,203	(32,812)	(252)	—	6,139
Pension Plan - Foreign Subsidiaries	21,677	(5,484)	(171)	(5,537)	10,485
Trade accounts payable accrual	264,851	(25,124)	1,313	—	241,040
Non-Deductible Interest Portion - U.S. Tax Reform	5,894	70,455	214	—	76,563
Right of use assets	6,072	16,003	508	—	22,583
Other Active Temporary Differences	23,495	36,416	46,979	(1,194)	105,696
Goodwill amortization	(705,645)	(35,984)	(44,329)	—	(785,958)
Business Combinations	(473,421)	42,827	(1,089)	(9,745)	(441,428)
Provision for Customer Returns - Foreign Subsidiaries	(33,416)	33,285	131	—	—
Realization of other reserves	(106,120)	3,097	(7,356)	—	(110,379)
Accelerated depreciation and amortization	(492,570)	(96,067)	1,798	—	(586,839)
Deferred taxes, net	(881,723)	95,983	29,816	(1,268)	(757,192)

(1)	Changes in deferred tax balance sheet accounts that do not directly impact the income statement are presented in a specific column in the notes to the financial statements. These adjustments mainly refer to deferred taxes on cash flow hedge transactions recognized in other comprehensive income, the settlement of a transaction with the Brazilian Federal Tax Authority involving deferred tax assets on tax loss carryforwards and negative bases, amounts related to the merger of Avetec, employee benefits recognized by the subsidiary Seara Alimentos, and the pension plan in the United States of America.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

b. Reconciliation of income tax and social contribution expense:

	2024	2023	2022
Profit (loss) before taxes	2,711,003	(259,728)	3,553,493
Brazilian statutory corporate tax rate	(34)%	(34)%	(34)%
Expected tax benefit (expense)	(921,741)	88,308	(1,208,188)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	1,001	3,243	4,013
Non-taxable tax benefits (1)	203,381	461,726	447,843
Difference of tax rates on taxable income from foreign subsidiaries	167,945	(16,299)	317,989
Transfer pricing adjustments	(952)	(12,265)	(34,145)
Profits taxed by-foreign jurisdictions (2)	(203,735)	(203,986)	(266,049)
Deferred income tax not recognized	(40,230)	(372,932)	94,238
Withholding tax expense	—	—	(172)
Non-taxable interest - Foreign subsidiaries	671	140,284	129,703
Donations and social programs expenses (3)	(891)	(7,524)	(114)
Research and development benefit	4,141	—	—
SELIC interest on tax credits	26,029	6,521	5,127
J&F Leniency expenses refund	—	—	35,138
Other permanent differences	20,988	40,917	64,661
Current and deferred income tax benefit (expense)	(743,393)	127,993	(409,956)

Current income tax	(870,474)	(69,460)	(515,264)
Deferred income tax	127,081	197,453	105,308
	(743,393)	127,993	(409,956)
Effective income tax rate	(27.42)%	49.28%	(11.54)%

According to IAS 12, the average effective tax rate is calculated by the ratio between the tax expense (income) and accounting profit. However, it is important to highlight that this rate can be influenced by operations that impact the tax expense (income) but have no direct relation to the net income for the period. Examples of such operations include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve.

(1)	The Group recognize grants given by Brazilian state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the statement of income are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the for the year ended December 31, 2024, the Group recorded the amount of government subsidies in the amount of US$ 516,770 (US$1,400,450 for the year ended December 31, 2023), of which US$516,770 relates presumed VAT tax credit (US$582,488 for the year ended December 31, 2023). The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain for the year ended December 31, 2024 of US$ 174,410 referring to the presumed credit (US$198,433 for the year ended December 31, 2023).

(2)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)	Refers to the donations, as described in Note 26 – Expenses by nature.

Global Minimum Tax

The Organization for Economic Cooperation and Development (OECD) is an international organization composed of 38 member countries that work together to create international standards and seek solutions for various social, economic, and environmental challenges. These solutions range from improving economic performance and creating jobs to promoting sound education and combating international tax evasion.

Regarding the fight against tax evasion, the BEPS (Base Erosion and Profit Shifting) project was created in 2013. This initiative is a collaboration between the G20 (group of the twenty largest economies) and the OECD. The goal of the BEPS project is to implement 15 measures to combat tax evasion, improve the coherence of international tax rules, and ensure a more transparent tax environment on the international stage. The project aims to prevent the abuse of tax regulations that result in the erosion of the tax base, mainly through profit shifting to more favorable or zero-tax jurisdictions.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Pillar II is part of one of the OECD’s latest initiatives, known as BEPS 2.0. It aims to address tax-related issues arising from changes in business models in a globalized environment. The objective of Pillar II is to create a global minimum tax system for multinational companies with an annual global turnover exceeding EUR 750 million. This additional taxation aims to balance the global collection of income taxes from these companies and ensure the payment of a minimum effective global rate of 15% per jurisdiction where the multinational group operates.

From the 2024 calendar year onward, Pillar II rules came into effect in various jurisdictions, impacting multinationals operating in these markets. However, during the first three years of implementation, transitional rules (Safe Harbor) were established to simplify the calculation of the effective tax rate per jurisdiction, facilitating the adaptation of multinational groups to the new requirements.

Since the Group operates in several jurisdictions that adopted the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax.

Transfer Pricing

Transfer pricing regulations in Brazil have undergone significant changes with the enactment of Law No.14,596/2023 and Normative Instruction RFB No.2,132/2023, with the aim of aligning the country with international practices, such as the OECD guidelines. This new regulation, mandatory from the 2024 calendar year onwards, modifies the calculation methods and required documentation for transactions between related companies, directly impacting how multinational companies must determine and report their transfer pricing adjustments.

For the 2024 calendar year, the Company evaluated the impacts of this change and measured the necessary adjustments, to ensure compliance with the requirements established by this new regulation.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Group and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

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

Annually, the Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models. The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year. For the year ended December 31, 2024 the Group recognized impairment in property, plant and equipment in the amount of US$26,414 (U$23,491 and US$3,559 for the year December 31, 2023 and 2022) related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income. The Group’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the regulatory authorities. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

As of December 31, 2024 the Group has entered several purchase commitments for machinery and equipment, vehicles and construction in progress in the amount of US$281,548 (US$388,325 as of December 31, 2023).

				Net amount
	Useful life	Cost	Accumulated depreciation	December 31, 2024	December 31, 2023
Buildings	5 to 60 years	6,056,821	(2,074,344)	3,982,477	4,305,145
Land	—	1,069,392	—	1,069,392	1,209,739
Machinery and equipment	3 to 30 years	9,303,273	(5,265,077)	4,038,196	4,310,590
Facilities	10 to 30 years	1,053,308	(370,960)	682,348	764,036
Computer equipment	2 to 15 years	500,079	(312,915)	187,164	166,291
Vehicles (land and air)	3 to 35 years	451,401	(175,819)	275,582	272,663
Construction in progress	—	1,238,785	—	1,238,785	1,636,719
Others	2 to 25 years	758,202	(451,266)	306,936	253,066
		20,431,261	(8,650,381)	11,780,880	12,918,249

Changes in property, plant and equipment:

	Balance at January 1, 2024	Acquired in business combination	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2024
Buildings	4,305,145	656	389,071	(13,426)	(249,719)	(449,250)	3,982,477
Land	1,209,739	887	44,368	(4,535)	—	(181,067)	1,069,392
Machinery and equipment	4,310,590	1,387	773,330	(26,273)	(651,884)	(368,954)	4,038,196
Facilities	764,036	8	150,793	(483)	(52,546)	(179,460)	682,348
Computer equipment	166,291	12	97,172	(2,952)	(61,550)	(11,809)	187,164
Vehicles (land and air)	272,663	26	100,767	(13,116)	(44,931)	(39,827)	275,582
Construction in progress	1,636,719	826	(209,062)	(4,609)	—	(185,089)	1,238,785
Other	253,066	62	112,978	(1,197)	(42,804)	(15,169)	306,936
	12,918,249	3,864	1,459,417	(66,591)	(1,103,434)	(1,430,625)	11,780,880

	Balance at January 1, 2023	Acquired in business combination (3)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at December 31, 2023
Buildings	3,779,963	4	680,142	(32,725)	(263,669)	141,430	4,305,145
Land	1,056,590	—	118,254	(14,345)	—	49,240	1,209,739
Machinery and equipment	3,832,826	10,180	989,430	(37,382)	(610,850)	126,386	4,310,590
Facilities	575,290	—	184,128	(2,783)	(44,024)	51,425	764,036
Computer equipment	116,263	—	90,951	(710)	(44,804)	4,591	166,291
Vehicles (land and air)	214,898	—	99,659	(8,736)	(43,559)	10,401	272,663
Construction in progress	2,124,483	—	(558,747)	(4,046)	—	75,029	1,636,719
Other	215,050	(15)	77,369	(9,105)	(36,973)	6,740	253,066
	11,915,363	10,169	1,681,186	(109,832)	(1,043,879)	465,242	12,918,249

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination (2)	Additions net of transfers	Disposals	Business combination adjustment	Depreciation	Exchange rate variation	Balance at December 31, 2022
Buildings	3,500,837	120,213	360,757	(3,900)	5	(235,102)	37,154	3,779,964
Land	944,922	81,496	25,770	(5,316)	—	—	9,718	1,056,590
Machinery and equipment	3,569,854	90,861	738,953	(6,308)	75	(569,888)	9,279	3,832,826
Facilities	487,028	854	86,100	(92)	—	(32,225)	33,625	575,290
Computer equipment	121,960	705	39,875	(4,299)	—	(41,298)	(679)	116,264
Vehicles (land and air)	180,960	12,306	61,945	(7,497)	12	(34,571)	1,743	214,898
Construction in progress	1,218,888	4,990	892,255	(980)	—	—	9,330	2,124,483
Other	183,840	6,198	61,123	(1,557)	12	(34,968)	400	215,048
	10,208,289	317,623	2,266,778	(29,949)	104	(948,052)	100,570	11,915,363

(1)	Additions for each category includes transfers from construction in progress during the period.
(2)	Refers to the acquisitions completed during the first half of 2022, such as King’s and Rivalea during the first quarter and, BioTech, during the second quarter.
(3)	Refers to the business combination adjustment of the acquisition of TriOak acquired for the year ended 2022 financial year.

For the year ended December 31, 2024, the amount of capitalized interest added to construction in progress and included in additions was US$27,262 (US$68,164 and US$70,788 for the years ended December 31, 2023 and 2022, respectively). For the year ended December 31, 2024, the capitalization rate used was 9.90% p.a., in Brazil and 4.90% p.a. in the United States (4.40% p.a., in Brazil and 4.40% p.a. in the United States; and 7.05% p.a., in Brazil and 3.70% p.a. in the United States for the year ended December 31, 2023 and 2022, respectively)

11 Leases

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

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.16% as of December 31, 2024 (5.85% and 7.30% as of December 31, 2023 and 2022 respectively).

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

11.1 Right of use asset

				Net amount
	range of lease terms	Cost	Accumulated amortization	December 31, 2024	December 31, 2023
Growing facilities	1 to 13 years	1,195,077	(562,810)	632,267	805,370
Buildings	2 to 30 years	923,663	(284,682)	638,981	532,104
Vehicles (land)	1 to 20 years	420,404	(231,368)	189,036	223,720
Machinery and equipment	1 to 10 years	244,946	(138,349)	106,597	90,101
Operating plants	1 to 11 years	18,257	(9,635)	8,622	19,695
Land	1 to 30 years	39,270	(23,271)	15,999	19,186
Computer equipment	1 to 5 years	22,178	(16,807)	5,371	15,534
		2,863,795	(1,266,922)	1,596,873	1,705,710

Changes in the right of use asset:

	Balance at January 1, 2024	Additions (3)	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2024
Growing facilities	805,370	98,774	(26,827)	(156,494)	(88,556)	632,267
Buildings	532,104	269,599	(17,259)	(93,897)	(51,566)	638,981
Vehicles (land)	223,720	47,390	(2,241)	(72,809)	(7,024)	189,036
Machinery and equipment	90,101	81,335	(5,233)	(47,299)	(12,307)	106,597
Operating plants	19,695	(108)	(4,035)	(4,099)	(2,831)	8,622
Land	19,186	727	(16)	(2,597)	(1,301)	15,999
Computer equipment	15,534	455	—	(8,327)	(2,291)	5,371
	1,705,710	498,172	(55,611)	(385,522)	(165,876)	1,596,873

	Balance at January 1, 2023	Acquired in business combination (2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2023
Growing facilities	823,989	(10,552)	146,905	(16,458)	(167,078)	28,564	805,370
Buildings	426,996	—	190,185	(26,573)	(83,876)	25,372	532,104
Vehicles (land, air and sea)	201,655	—	94,448	(884)	(72,532)	1,033	223,720
Machinery and equipment	104,890	—	33,933	(1,120)	(51,140)	3,538	90,101
Operating plants	18,706	—	6,061	(138)	(6,317)	1,383	19,695
Land	19,641	—	1,438	(24)	(2,604)	735	19,186
Computer equipment	9,216	—	10,728	4	(5,225)	811	15,534
	1,605,093	(10,552)	483,698	(45,193)	(388,772)	61,436	1,705,710

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	Balance at January 1, 2022	Acquired in business combination (1)	Adjustment in business combination (2)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at December 31, 2022
Growing facilities	610,411	143,298	—	224,140	(39,393)	(130,460)	15,993	823,989
Buildings	396,209	63	—	127,081	(4,310)	(63,189)	(28,858)	426,996
Vehicles (land, air and sea)	220,607	585	—	84,994	(8,486)	(88,730)	(7,315)	201,655
Machinery and equipment	124,304	1,743	—	37,953	(4,349)	(54,279)	(482)	104,890
Operating plants	20,358	—	—	6,269	(4,396)	(4,492)	967	18,706
Land	19,698	824	48	2,761	(14)	(2,754)	(922)	19,641
Computer equipment	12,007	—	—	3	(52)	(3,482)	740	9,216
Furniture and appliances	15	—	—	—	(14)	(3)	2	—
	1,403,609	146,513	48	483,201	(61,014)	(347,389)	(19,875)	1,605,093

(1)	Refers to Rivalea’s, which was acquired during the first quarter of 2022.
(2)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year.
(3)	The amount of US$7,687 in additions refers to the acquisition of immaterial business combinations during the year by the indirect subsidiary Seara Alimentos Ltda.

11.2 Lease liabilities

	December 31, 2024	December 31, 2023
Undiscounted lease payments	2,135,128	2,262,433
Present value adjustment	(401,099)	(421,206)
	1,734,029	1,841,227
Breakdown:
Current liabilities	335,681	352,627
Non-current liabilities	1,398,348	1,488,600
	1,734,029	1,841,227

Changes in the lease liability:

	Balance at January 1, 2024	Additions (1)	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2024
Lease liability	1,841,227	504,963	104,177	(473,098)	(60,463)	(182,777)	1,734,029

	Balance at January 1, 2023	Business Combination Adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	(3,186)	1,841,227

	Balance at January 1, 2022	Acquired in business combination (2)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at December 31, 2022
Lease liability	1,506,043	146,446	489,251	82,403	(434,488)	(61,302)	(6,520)	1,721,833

(1)	The amount of US$8,522 in additions refers to the acquisition of immaterial business combinations during the year by the indirect subsidiary Seara Alimentos Ltda.

(2)	Refers to Rivalea's, which was acquired during the first quarter of 2022.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The non-current portion of the lease liability schedule is as follows:

December 31, 2024
2026	291,280
2027	234,888
2028	182,274
2029	156,817
2030	133,687
Maturities after 2030	726,570
Total Future Minimum Lease Payments	1,725,516
Less: Imputed Interest	(327,168)
Present Value of Lease Liabilities	1,398,348

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

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

		Net amount
	Useful life	December 31, 2024	December 31, 2023
Trademarks	Undefined	1,025,095	1,092,793
Trademarks	2 to 20 years	293,519	341,183
Software	2 to 15 years	30,611	24,941
Water rights	Undefined	11,302	11,391
Customer relationships	3 to 20 years	408,149	486,166
Supplier contract	7 to 17 years	20,548	28,077
Other	2 to 17 years	13,975	1,044
		1,803,199	1,985,595

Changes in intangible assets:

	Balance at January 1, 2024	Additions (1)	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2024
Amortizing:
Trademarks	341,183	689	—	(28,920)	(19,433)	293,519
Software	24,941	19,045	(28)	(6,294)	(7,053)	30,611
Customer relationships	486,166	—	—	(72,137)	(5,880)	408,149
Supplier contracts	28,077	—	—	(3,715)	(3,814)	20,548
Others	1,044	14,566	(506)	(232)	(897)	13,975
Non-amortizing:
Trademarks	1,092,793	563	—	—	(68,261)	1,025,095
Water rights	11,391	214	—	—	(303)	11,302
	1,985,595	35,077	(534)	(111,298)	(105,641)	1,803,199

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2023
Amortizing:
Trademarks	315,912	35,496	—	(24,166)	13,941	341,183
Software	21,079	7,527	(12)	(5,121)	1,468	24,941
Customer relationships	549,705	2,370	(2,434)	(74,213)	10,738	486,166
Supplier contracts	30,509	—	—	(3,822)	1,390	28,077
Others	833	501	(28)	(275)	13	1,044
Non-amortizing:
Trademarks	1,050,106	367	—	—	42,320	1,092,793
Water rights	11,347	—	—	—	44	11,391
	1,979,491	46,261	(2,474)	(107,597)	69,914	1,985,595

	Balance at January 1, 2022	Acquired in business combination	Additions	Disposals	Amortization	Exchange rate variation	Balance at December 31, 2022
Amortizing:
Trademarks	335,452	21,138	6	—	(22,230)	(18,454)	315,912
Software	16,609	57	8,081	—	(4,503)	835	21,079
Customer relationships	645,509	2,804	—	1,099	(76,529)	(23,178)	549,705
Supplier contracts	32,967	—	—	—	(3,773)	1,315	30,509
Others	1,001	556	38	—	(746)	(16)	833
Non-amortizing:
Trademarks	1,107,993	3,793	331	834	—	(62,845)	1,050,106
Water rights	11,595	—	—	—	—	(248)	11,347
	2,151,126	28,348	8,456	1,933	(107,781)	(102,591)	1,979,491

(1)	The amount of US$10,782 in additions refers to the acquisition of immaterial business combinations during the year by the indirect subsidiary, Seara Alimentos Ltda.

13 Goodwill

Changes in goodwill:

	December 31, 2024	December 31, 2023	December 31, 2022
Balance at the beginning of the period	6,105,020	5,828,691	5,835,418
Acquired in business combination (1)	2,851	—	18,725
Business combinations adjustment (2)	—	11,842	5,955
Disposal	—	—	(16,358)
Exchange rate variation	(690,737)	264,487	(15,049)
Balance at the end of the period	5,417,134	6,105,020	5,828,691

(1)	Refers to non-material acquisitions in business combinations of the indirect subsidiary Seara Alimentos Ltda.
(2)	Refers to the business combination adjustment in TriOak.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

For the year ended December 31, 2024, and 2023, the Group tested the recoverability of each CGU group containing goodwill to determine the recoverable amount (value in use or fair value) through discounted cash flow models. The determination of the recoverable amount involves using assumptions, such as revenue growth margins, costs and expenses, capital expenditures, working capital requirements terminal growth and discount rates.

Management projects cash flows for a maximum period of 5 years for the CGU of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups. The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Group at which the goodwill is monitored for internal management purposes and that have significant amounts of goodwill allocated to them:

CGUs	December 31, 2024	December 31, 2023
Brazil Beef	1,464,710	1,873,448
Seara	602,869	766,970
USA Pork	694,534	694,534
Moy Park (1)	—	777,583
Pilgrim’s Food Masters (PFM) (1)	—	336,683
Australia Smallgoods	283,441	310,598
Australia Meat	256,395	280,915
PPC - Fresh Poultry (1)	401,396	—
PPC - Brands & Snacking (1)	262,431	—
PPC - Fresh Pork/Lamb (1)	202,512	—
PPC - Food Service (1)	173,125	—
PPC - Meals (1)	58,178	—
Others CGUs without significant goodwill (2)	1,017,543	1,064,289
Total	5,417,134	6,105,020

For the year ended December 31,2024 and 2023, the goodwill impairment test did not indicate impairment loss in any of the CGU groups.

(1)	On July 1, 2024, the Company effectively completed the reorganization of the cash-generating units (CGU) Moy Park and Pilgrim’s Food Masters, driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities is to integrate core operations and reallocate processing capacities across production facilities, resulting in the closure of some facilities in Europe. As a result of this reorganization, the Company reassigned assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Fresh Pork/Lamb, Fresh Poultry, Food Service, Meals, and Brands & Snacking. As at December 31, 2024 the total carrying amount of these CGU’s is US$1,097,642. The Company then performed an impairment test on the CGUs on both a pre- and post reorganization basis. There was no impairment recognized as a result of this test.

(2)	They comprise about 19 Cash Generating Units (CGUs) that, due to their lower values, were allocated to the ‘other’ category as shown.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The Company additionally assessed if its reorganization indicated that any carrying amounts of its non-goodwill intangible assets might not be recoverable. The reorganization did not result in any change in business use for any of the intangible assets and therefore, the Company determined that no indicators were present that required the annual test of the recoverability of the asset group-level carrying amounts of its intangible assets.

The key assumptions used in the estimation of the recoverable amount are set out below.

	December 31, 2024
	Brazil Beef	Seara	USA Pork	Australia Smallgoods	Australia Meat	PPC - Fresh Poultry	PPC - Brands & Snacking	PPC - Fresh Pork/ Lamb	PPC - Food Service	PPC - Meals

Discount rate (pre tax)	14.4%	16.1%	9.5%	8.4%	8.4%	14.5%	14.6%	14.7%	14.8%	14.9%
Terminal value growth rate	3.6%	3.6%	2.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	6.2%	14.1%	1.5%	8.8%	2.3%	10.6%	6.1%	4.7%	2.8%	3.4%

	December 31, 2023
	Brazil Beef	Seara	USA Pork	Moy Park	Pilgrim’s Food Masters (PFM)	Autralia Smallgoods	Australia Meat

Discount rate (pre tax)	13.5%	15.8%	9.8%	14.0%	13.0%	9.0%	9.1%
Terminal value growth rate	3.5%	3.3%	2.5%	2.0%	2.7%	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	7.2%	13.2%	2.8%	7.4%	6.3%	8.6%	2.3%

Operation	Revenue source	Specific operating costs
Brazil Beef	Sales from the beef operation in Brazil.	Historical performance and price trends of raw materials, especially cattle and international freight.
Seara	Sales from pork, poultry, and prepared foods operations.	Historical performance and price trends of primary raw materials and international freight.
USA Suínos	Sales from pork operations.	Historical performance and raw material price trends.
Austrália Smallgoods	Sales from Primo Foods Pty Ltd and related operations.	Historical performance and hog price trends.
Australia Meat	Sales from beef operations.	Historical performance and raw material price trends.
PPC - Fresh Poultry	Sales from fresh chicken operations.	Historical performance and raw material price trends.
PPC - Brands & Snacking	Sales from branded and snack food operations.	Historical performance and raw material price trends.
PPC - Fresh Pork/Lamb	Sales from pork, lamb, and value-added operations.	Historical performance and raw material price trends.
PPC - Food Service	Sales from food service operations.	Historical performance and raw material price trends.
PPC - Meals	Sales from frozen entrees.	Historical performance and raw material price trends.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

14 Trade accounts payable

Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. Accounts payable by major type of supplier is as follows:

	December 31, 2024	December 31, 2023
Domestic:
Commodities	1,961,391	1,761,470
Materials and services	3,138,734	3,123,140
Finished products	81,608	38,061
Present value adjustment	(9,685)	(19,642)
	5,172,048	4,903,029

Foreign:
Commodities	20,357	31,354
Materials and services	271,481	320,691
Finished products	1,627	1,979
	293,465	354,024
Total trade accounts payable	5,465,513	5,257,053

Supplier financing:
Domestic	718,884	940,344
Foreign	9,826	7,722
Total supplier financing	728,710	948,066
Total	6,194,223	6,205,119

Supplier financing

The Group engage in supplier financing operations with top-tier financial institutions alongside domestic suppliers. It should be noted that, apart from a relaxation of terms, there were no operational or commercial changes in the process. Additionally, this transaction does not impact the prices set by the suppliers, which remain unchanged compared to the pre-operation values.

The primary objective of the agreement is to optimize payment processing and enable the advancement of receivables to participating suppliers, compared to the original invoice due date. For the Company, this operation does not result in a significant extension of payment terms compared to those previously agreed upon with non-participating suppliers, but it offers the advantage of early receipt to those involved. Additionally, the Company does not incur additional interest on the amounts owed. Therefore, the amounts involved in the transaction are recorded as accounts payable, maintaining the same nature and function as the Company’s other obligations, and are classified as current liabilities as of December 31, 2024 and 2023.

Maturity Date Range:
Consolidated
Trade Payables under Supplier Financing Agreement (days after the invoice date)	10 - 120
Comparable Trade Payables (days after the invoice date)	1 - 120

Commitment to Purchase for Future Delivery

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of December 31, 2024, the amount of this transaction was US$58,944 (US$61,926 at December 31, 2023), this operation is recognized as supply chain finance.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Debt Registration with the Securities and Exchange Commission (SEC): On October 25, 2024, following the declaration of effectiveness by the United States Securities and Exchange Commission (SEC), the Company announced commencement of the acceptance period for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), unregistered with the SEC, for new registered debt securities (“New Bonds”).

	Average annual			Payment	Current		Non-current
Type	interest rate	Currency	Index	terms / non- current debt	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign currency
ACC - Advances on exchange contracts	5.94%	USD	—	2025	1,015,010	52,158	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	100,296	5,531	—	174,346
FINIMP – Import Financing	6.03%	USD and EUR	Euribor	2025	614	31,291	—	647
White Stripe credit facility	8.45%	USD and CAD	—	—	—	2,892	—	—
Working capital - Dollar	7.49%	USD	SOFR	2030	6,238	362	2,223	2,553
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	719	442	65,189	38,464
Scott credit facilities	2.20%	USD	—	2030	—	—	—	1,815
Export credit note	6.96%	USD	SOFR	2025	102,367	—	—	—
Others	7.03%	Several	Several		3,584	—	1,691	—
					1,228,828	92,676	69,103	217,825
Local currency
FINAME (1)	6.00%	BRL	—	2025	5	478	—	6
Prepayment	7.09%	GBP, USD	BoE, SOFR	2025	—	54,906	—	60,000
Notes 2.50% JBS Lux 2027 (1)	2.50%	USD	—	2027	11,458	11,542	990,319	986,220
Notes 5.13% JBS Lux 2028 (1)	5.13%	USD	—	2028	19,085	19,219	889,288	886,398
Notes 6.5% JBS Lux 2029 (1)	6.50%	USD	—	2029	934	1,084	69,842	77,885
Notes 3.00% JBS Lux 2029 (1)	3.00%	USD	—	2029	7,399	7,458	588,860	586,210
Notes 5.50% JBS Lux 2030 (1)	5.50%	USD	—	2030	31,312	31,910	1,241,293	1,239,931
Notes 3.75% JBS Lux 2031 (1)	3.75%	USD	—	2031	1,489	1,563	488,985	495,338
Notes 3.00% JBS Lux 2032 (1)	3.00%	USD	—	2032	3,750	3,833	982,670	980,341
Notes 3.63% JBS Fin 2032 (1)	3.63%	USD	—	2032	16,096	16,729	955,546	984,472
Notes 5.75% JBS Lux 2033 (1)	5.75%	USD	—	2033	23,621	29,469	1,626,266	2,001,095
Notes 6.75% JBS Lux 2034 (1)	6.75%	USD	—	2034	30,068	30,900	1,485,757	1,576,065
Notes 4.38% JBS Lux 2052 (1)	4.38%	USD	—	2052	16,188	16,309	887,691	887,237
Notes 6.50% JBS Lux 2052 (1)	6.50%	USD	—	2052	8,106	8,396	1,526,099	1,527,284
Notes 7.25% JBS Lux 2053 (1)	7.25%	USD	—	2053	8,038	18,669	883,217	883,214
Notes 4.25% PPC 2031	4.25%	USD	—	2031	7,577	8,972	844,203	984,404
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,413	10,500	892,253	891,184
Notes 6.25% PPC 2033	6.25%	USD	—	2033	30,285	43,924	966,001	984,018
Notes 6.88% PPC 2034	6.88%	USD	—	2034	4,201	7,639	486,078	484,577
Working capital - Reais	10.99%	BRL	TJLP	2028	—	5,081	—	16,331
Working capital - Euros	3.78%	EUR	Euribor	2025 - 28	21,789	17,249	8,684	10,186
Export credit note	13.48%	BRL	CDI	2025 - 30	858	2,913	847	214,735
CDC - Direct Consumer Credit	15.29%	BRL	—	2028	9,346	21,296	815	9,020
Livestock financing - Pre	11.01%	BRL	—	2025	341,493	242,928	—	—
CRA - Agribusiness Receivables Certificate	6.85%	BRL	CDI and IPCA	—	11,415	149,060	1,218,300	2,013,297
Credit line - Scott	7.69%	USD, EUR	—	2025 - 37	—	20,087	—	529
Credit line - Beardstown Pace	3.65%	USD	—	2025	—	6,689	—	64,700
JBS Australia Confinement Agreement	2.76%	AUD	—	2050	—	993	—	34,053
Commercial Paper	5.10%	—	—	2028	202,144	—	—	—
Others	6.63%	Several	Several		38,327	9,098	140,454	11,012
					855,397	798,894	17,173,468	18,889,742
					2,084,225	891,570	17,242,571	19,107,567

(1)	Corresponds to the Debt Registration with the Securities and Exchange Commission (SEC) on October 25, 2024.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, IPCA, TJLP (the Brazilian government’s long-term interest rate), and EURIBOR (Euro Interbank Offered Rate), among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of December 31, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$500 million as of December 31, 2024 (US$450,000 as of December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	December 31, 2024	December 31, 2023

2025	—	171,228
2026	37,853	18,998
2027	1,008,400	1,193,540
2028	982,940	1,102,778
2029	705,753	34,417
2030	1,365,829	—
Maturities after 2030	13,141,796	16,586,606
	17,242,571	19,107,567

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its debt covenant restrictions at December 31, 2024 .

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company;

-JBS Australia Pty. Ltd.;

-JBS Food Canada ULC .

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

The facility contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Notes 2.50% JBS Lux 2027
Notes 5,13% JBS Lux 2028

Issuer:

JBS USA Holding Lux S.A. (JBS Lux);

JBS USA Food Company (JBS USA);

-JBS USA Foods Group Holdings, Inc. (JBS USA)

Guarantor:

JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à.r.l

(JBS Global Lux);

JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

Notes 6,50% JBS Lux 2029
Notes 3,00% JBS Lux 2029

These notes contain restrictive covenants applicable to the Group including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

The notes customary events of default.(1)
Notes 5,50% JBS Lux 2030
Notes 3.75% JBS Lux 2031
Notes 3,00% JBS Lux 2032
Notes 3.63% JBS Lux 2032
Notes 5,75% JBS Lux 2033
Notes 6,75% JBS Lux 2034
Notes 4,38% JBS Lux 2052
Notes 6,50% JBS Lux 2052
Notes 7,25% JBS Lux 2053

Notes 4,25% PPC 2031	Issuer: -Pilgrim’s Pride Corporation.

These notes contain restrictive covenants applicable to the Issuer and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.

The notes customary events of default.(1)
Notes 3,50% PPC 2032	Guarantor:
Notes 6,25% PPC 2033	-Pilgrim’s Pride Corporation of West Virginia, Inc.;
Notes 6,88% PPC 2034
PPC Revolving Credit Facility	Borrowers: -Pilgrim’s Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.

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

The RCF (Revolving Credit Facility) also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility also contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Moy Park Holdings (Europe) Limited Revolving Credit Facility

Borrowers:

-Moy Park Limited

-Pilgrim’s Pride Limited

-Pilgrim’s Food Masters UK Limited

- Pilgrim’s Food Masters Ireland Limited

- Pilgrim’s Shared Services Limited

Guarantors:

- Moy Park Limited

- Moy Park Holidings (Europe) Limited

- Consumer Foods Van Sales Limited

- Onix Investments UK Limited

- Rollover Limited - Oakhouse Limited

- Attleborough Foods Limited

- Noon Products Limited

- Spurway Foods Limited - Pilgrim’s Pride Limited

The RCF requires compliance with a minimum interest coverage ratio of 3.00:1.00 and Leverage ratio shall not exceed 3.00:1.00 as applicable to borrowers.

Customary covenants that may limit Moy Park Holdings (Europe) Limited ability and the ability of Borrowers or Guarantors to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

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

The facility also contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility	Borrowers: -Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility	Borrowers: -White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the Group.

The facility also contains customary events of default. (1)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Credit facility Mexico	Borrowers: -Pilgrim’s Pride, S. de R.L. de C.V. Guarantors: -Avícola Pilgrim’s Pride de México, S.A. de C.V.	Customary covenants that may limit the Borrower´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the company or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material	The facility also contains customary events of default. (1)

Commercial Paper

Issuer:

JBS USA Holding Lux S.A. (JBS Lux);

JBS USA Food Company (JBS USA);

-JBS USA Foods Group Holdings, Inc. (JBS USA)

Guarantor:

JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à r.l (JBS Global Lux);

JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

		On December 10, 2024, the Group began issuing commercial paper allowing us to borrow funds for up to 397 days at competitive interest rates which vary based on the term of the notes. As of December 31, 2024, outstanding borrowings were $202.1 million, net of the related discount on issuance. The weighted average interest rate on the commercial paper outstanding was 5.1% with maturities of less than 30 days.	The facility also contains customary events of default. (1)

8° issuance of debentures CRA	Borrowers: JBS S.A

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

-pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture

The facility contains customary events of default. (1)
9° issuance of debentures CRA
10° issuance of debentures CRA
11° issuance of debentures CRA
1° issuance of Agribusiness Receivables Certificate (CRA)	Borrowers: Seara Alimentos Ltda. Guarantors: JBS S.A

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

The Group was in compliance with all of its debt financial covenant restrictions at December 31, 2024 and until the date that these financial statements were approved.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

15.2 Reconciliation of movement of liabilities to cash flows arising from financing activities

	Note	Balance at January 1, 2024	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2024

Loans and financing	15	(19,999,137)	1,209,621	(515,870)	(21,410)	(19,326,796)
Lease liability	11	(1,841,227)	473,098	(104,177)	(261,723)	(1,734,029)
Derivative liabilities		(56,456)	233,008	(477,887)	119,737	(181,598)
Margin cash	3	132,461	(21,099)	59,006	(33,814)	136,554
Profit reserves		(3,587,219)	(1,179,620)	—	592,365	(4,174,474)
Non-controlling interest		(682,742)	(4,296)	—	(352,861)	(1,039,899)
Total		(26,034,320)	710,712	(1,038,928)	42,294	(26,320,242)

	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2023

Loans and financing	15	(17,700,148)	(907,975)	(1,322,258)	(68,756)	(19,999,137)
Lease liability	11	(1,721,833)	354,947	(70,277)	(404,064)	(1,841,227)
Derivative liabilities		1,267	12,745	(8,639)	(61,829)	(56,456)
Margin cash	3	130,209	(26,602)	28,854	—	132,461
Profit reserves		(4,264,534)	(447,979)	—	1,125,294	(3,587,219)
Non-controlling interest		(645,970)	(6,318)	—	(30,454)	(682,742)
Total		(24,201,009)	(1,021,182)	(1,372,320)	560,191	(26,034,320)

	Note	Balance at January 1, 2022	Cash flows	(Financial) Revenue	Non-cash transactions(1)	Balance at December 31, 2022

Loans and financing	15	(16,578,829)	187,123	(1,141,271)	(167,171)	(17,700,148)
Lease liability	11	(1,506,043)	434,488	(75,883)	(574,395)	(1,721,833)
Derivative liabilities		(10,444)	261,739	(250,028)	—	1,267
Margin cash	3	223,162	(109,732)	16,779	—	130,209
Treasure shares		619,298	551,888	—	(1,171,186)	—
Profit reserves		(3,385,709)	872,802	—	(1,751,627)	(4,264,534)
Non-controlling interest		(660,796)	103,141	—	(88,315)	(645,970)
Total		(21,299,361)	2,301,449	(1,450,403)	(3,752,694)	(24,201,009)

(1)	The values presented as non-cash transactions refer to lease liabilities, allocation of net profit, and provisions.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	December 31, 2024	December 31, 2023

Taxes payable in installments	44,426	67,980
PIS / COFINS tax payable	15,378	32,835
ICMS / VAT / GST tax payable	37,868	35,335
Withholding income taxes (1)	346,785	10,527
Others	75,932	91,693
Subtotal	520,389	238,370
Income taxes payable	233,027	83,247
Total	753,416	321,617
Breakdown:
Current liabilities	346,761	227,249
Non-current liabilities	406,655	94,368
	753,416	321,617

(1)	During corporate restructuring of the indirect subsidiary JBS USA, the Company analyzed and concluded there is withholding tax (WHT) uncertainty in the jurisdiction of Luxembourg. The Company assessed the tax uncertainty in accordance with IFRIC 23, which provides guidance on the accounting and measurement of uncertain tax liabilities, and recognized a tax provision for the year ended December 31, 2024, in the amount of US$ 338,320.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	December 31, 2024	December 31, 2023

Social charges in installments	356,545	489,520
Bonus and vacation along with related social charges	804,551	736,138
Salaries and related social charges	561,990	503,400
Others	65,383	58,626
	1,788,469	1,787,684
Breakdown:
Current liabilities	1,435,751	1,297,181
Non-current liabilities	352,718	490,503
	1,788,469	1,787,684

Labor taxes payable in installments: In December 2022, the Supreme Federal Court (STF), in a favorable decision regarding Direct Action of Unconstitutionality (ADI No. 4,395), declared the subrogation of the collection of social security contributions related to the Rural Worker Assistance Fund (FUNRURAL) from slaughterhouses, consumer companies, consignees, or production-acquiring cooperatives unconstitutional. As of December 31, 2024, the Group have recorded a provision of US$240,447 (US$353,000 as of December 31, 2023) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Group and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$251,349 in cash or through compensation of federal taxes recoverable.

The Group is still waiting for the final approval by STF regarding this matter, which will include among others, the definition of the period for which the decision will take effect.

18 Dividends payable

The Group’s bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders, after the allocation of 5% for the legal reserve. The Group recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	December 31, 2024	December 31, 2023
Declared dividends on 2020 - Residual	—	—
Declared dividends on 2021 - Residual	10	5
Declared dividends on 2022 - Residual	7	12
Declared dividends on 2023 - Residual	291	8
Declared dividends on 2024 - Residual	107	373
Interim dividends	358,206	—
Subtotal	358,621	398

The residual amount of dividends corresponds to the unpaid dividends due to a lack of updated payment information. This pending information related to some minority shareholders precludes the Group from fully paying the dividends declared. The Group sends notification to such shareholders to update their payment information so the amount can be paid. The reversal of dividends is absorbed under the caption “Profit reserves” due to the non-distribution after three years period. The liability will be maintained as a short-term obligation during the legal period, as once the registration is updated, the settlement is automatic.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

On August 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, totaling US$ 717 million, corresponding to US$0,32 per common share. The interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, totaling US$ 358 million, corresponding to US$0,16 per common share. The interim dividends were paid to shareholders on January 15, 2025.

The approved dividends per share were:

	2024	2023
Approved dividends	1,074,617	458,165
Number of outstanding shares of share capital– ordinary shares	2,218,116,370	2,218,116,370
Dividends per share - US$	0.48	0.21

The Company distributed dividends based on the balance of profit reserves, amounting to a total of US$1,07 billion. The interim dividends were credited towards the mandatory minimum dividends for the fiscal year ended December 31, 2024.

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

Provisions are recognized as liabilities and administrative expenses, when losses are considered probable (i.e. more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation) and the amount can be reliably measured.

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

The Company is engaged in several judicial and administrative proceedings, mainly in Brazil. The assessment of the likelihood of losses in these cases considers the available evidence, the hierarchy of laws, case law, the most recent court decisions and their relevance, as well as the opinions of internal lawyers. Provisions are adjusted for inflation and recorded under Net financial income (expenses). The average time to conclude the lawsuits are: labor approximately 2.5 year; civil approximately 4 years and tax and social security: between 5 to 10 years.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follows:

Breakdown:

	December 31, 2024	December 31, 2023
Current liabilities	280,804	197,440
Non-current liabilities	216,659	315,953
	497,463	513,393

	December 31, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	87,075	59,796	68,516	215,387	107,940	73,502	133,006	314,448
USA	—	280,804	—	280,804	—	197,439	—	197,439
Others jurisdictions	52	44	1,176	1,272	64	48	1,394	1,506
Total	87,127	340,644	69,692	497,463	108,004	270,989	134,400	513,393

19.1 - Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2024

Brazil	107,940	65,901	(69,751)	6,913	(23,928)	87,075
Other jurisdictions	64	5	(4)	—	(13)	52
Total	108,004	65,906	(69,755)	6,913	(23,941)	87,127

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023

Brazil	99,187	61,302	(68,781)	9,864	6,368	107,940
Other jurisdictions	83	(467)	(669)	(210)	1,327	64
Total	99,270	60,835	(69,450)	9,654	7,695	108,004

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022

Brazil	96,512	47,500	(61,130)	18,618	(2,313)	99,187
Other jurisdictions	39	271	(269)	(8,996)	9,038	83
Total	96,551	47,771	(61,399)	9,622	6,725	99,270

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Labor legal proceedings (probable loss):

Brazil

As of December 31, 2024, the total amount of the provision classified as probable is US$87,075 (US$107,940 as of December 31, 2023). The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as probable. There is a large quantity of individually low value lawsuits filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time.

19.2 - Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2024

Brazil	73,502	15,941	(19,414)	6,551	(16,784)	59,796
USA	197,439	259,515	(176,150)	—	—	280,804
Other jurisdictions	48	6	(4)	—	(6)	44
Total	270,989	275,462	(195,568)	6,551	(16,790)	340,644

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023

Brazil	48,539	28,407	(21,032)	14,234	3,354	73,502
USA	174,239	113,500	(90,300)	—	—	197,439
Other jurisdictions	22	1,102	(3,008)	758	1,174	48
Total	222,800	143,009	(114,340)	14,992	4,528	270,989

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022

Brazil	41,291	5,377	(5,231)	4,325	2,777	48,539
USA	239,838	101,446	(167,045)	—	—	174,239
Other jurisdictions	6	8	(23)	4	27	22
Total	281,135	106,831	(172,299)	4,329	2,804	222,800

Civil legal proceedings (probable loss):

Brazil

As of December 31, 2024, the total amount of the provision classified as probable is US$59,796 (US$73,502 as of December 31, 2023). The potential loss associated with these proceedings, as assessed with the assistance of legal advisors, is classified as probable. There is a large quantity of individually low value lawsuits mainly related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pigs integration, cancellation of industry or trade mark complaints and consumer contracts - product quality.

United States

As of December 31, 2024, the total amount of the provision classified as probable is US$280,804 (US$197,439 as of December 31, 2023). The main lawsuits are described below:

Broiler antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S.District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of US$195.5 million, each of which has received final approval from the Illinois Court and paid in 2021. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, the group has recognized an expense of US$582.5 million, including a US$45.0 million incremental increase in the year ended December 31, 2024, to cover settlements with various Broiler Opt Outs and paid an aggregate total of US$512.2 million to Broiler Opt Outs, of which US$13.6 million was paid in 2024. As of December 31, 2024 the Group has a provision of US$70.3 million (US$ 38,9 million as of December 31, 2023) for these settlements. These settlement expenses were recognized within general and administrative expense in the consolidated statement of income.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. On June 24, 2024, a settlement agreement was reached in the amount of US$100.0 million. The settlement was paid on October 28, 2024. A US$71.0 million incremental increase in settlement amount was recognized in the year ended December 31,2024. These settlement expenses were recognized within general and administrative expense in the consolidated statement of profit or loss. On January 7, 2025, the Court granted final approval of the group settlement and dismissed the case.

Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (the “Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18- cv-01776 (the “Pork Antitrust Litigation”). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of US$57.3 million, each of which has received final approval from the Minnesota Court and was paid in 2021. JBS USA continues to defend itself against the direct action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, the Group has recognized expense of US$83.7 million to cover negotiated settlements with various Pork Opt Outs and paid an aggregate total of US$59.5 million to pork Opt Outs and as of December 31, 2024 JBS USA has a provision of US$24.2 million (US$ 36,7 million as of December 31, 2023) for these settlements. During 2024, the Group recognized expense of US$3.5 million for negotiated settlements with various Pork Opt Outs and paid US$16.0 million to Pork Opt Outs. The Group recognized these settlement expenses within general and administrative expenses in the consolidated statement of income.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Beef Antitrust Litigation

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in the Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20- cv-1319 (the “US Beef Antitrust Litigation”).In the US Beef Antitrust Litigation.To date, JBS USA has settled with three of the purported classes, for an aggregate expenses of US$161.0 million, of which US$83.5 million remains unpaid as of December 31, 2024 (zero as of December 31, 2023). JBS Food Company’s settlements with the putative Direct Purchaser Plaintiff class and the Commercial Indirect Purchaser Plaintiff class have received final approval from the Minnesota Court. JBS USA Food Company’s settlement with the putative cattle class is subject to court approval. During 2024, the Group recognized these expenses in the amount of US$83.5 million (US$53 million in 2023) within general and administrative expenses in the consolidated statement of income.

The Group continues to defend itself against the remaining classes and the direct-action plaintiffs (those parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”)) in the US Beef Antitrust Litigation, but will continue to seek reasonable settlements in the US Beef Antitrust Litigation where available. During 2024, the Group expensed US$1.7 million (zero in 2023) for negotiated settlements with various Beef Opt Outs and paid all claims made by the plaintiffs in the amount of US$23.1 million to Beef Opt Outs. These expenses are recognized within general and administrative expenses in the consolidated statement of income.

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation (the “Canadian Beef Antitrust Litigation”). In the Canadian Beef Antitrust Litigation, JBS Food Canada has entered into an agreement to settle all claims made by the plaintiffs for US$5.5 million, which was paid in 2024, though the agreement is still subject to final approval by the court. During 2024, the Group recognized these expenses in the amount of US$5.5 million (zero in 2023) within general and administrative expenses in the consolidated statement of income.

US Litigation

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the Colorado Court against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611. The complaint alleges, among other things, that PPC’s Securities and Exchange Commission (“SEC”) filings contained statements that were rendered materially false and misleading. On December 6, 2024,the Group entered into a settlement agreement in principal with the putative class in the amount of US$41.5 million (zero as of December 31, 2023), which is subject to court approval. No amount was paid and as of December 31, 2024 PPC has a provision of US$41.5 million (zero as of December 31, 2023) for these settlements. The Group recognized these settlement expenses within the 2024 general and administrative expenses in the consolidated statement of income.

Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the US District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19- cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the “Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. The Group entered into an agreement to settle all claims made by the Poultry Workers Class for US$29.0 million and expensed and paid the plaintiffs this amount during 2021, though the agreement is still subject to final approval by the Maryland Court. PPC recognizes these settlement expenses within general and administrative expense in the consolidated statement of income.

Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (the “Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. In 2023 JBS Food Company agreed to settle all claims made by the purported class for $55.0 million, which has been preliminarily approved by the Colorado Court. The Group recognized these settlement expenses within general and administrative expense in the consolidated statement of income in 2023, which remains unpaid as of December 31, 2024.

U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, the Group entered into an agreement to settle all claims made by the State of Washington for $11.0 million. The State of Washington claim was paid in the second quarter of 2023. On June 24, 2024, the Group entered into an agreement to settle with the Attorney General in New Mexico for $5.2 million, and this amount was paid on September 18, 2024. On July 3, 2024, the Group entered into an agreement to settle with the Attorney General in Alaska for $1.25 million, and this amount was paid on July 10, 2024. These amounts were fully paid in the corresponding years and there is no provision recognized as of December 31, 2024.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA based on allegations similar to those asserted in the Pork Antitrust Litigation. On October 16, 2024, JBS USA entered into a settlement with the Attorney General of Alaska for $0.8 million. This settlement was recognized within general and administrative expense in the consolidated statement of income and remains unpaid as of December 31, 2024.

19.3 - Tax and Social Security - Changes in provision:

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2024

Brazil	133,006	(39,353)	(5,491)	5,631	(25,277)	68,516
Other jurisdictions	1,394	270	—	(218)	(270)	1,176
Total	134,400	(39,083)	(5,491)	5,413	(25,547)	69,692

Jurisdiction	Balance at January 1, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2023

Brazil	104,126	4,514	(603)	14,085	10,884	133,006
Other jurisdictions	1,294	259	(101)	2,142	(2,200)	1,394
Total	105,420	4,773	(704)	16,227	8,684	134,400

Jurisdiction	Balance at January 1, 2022	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at December 31, 2022

Brazil	99,621	(9,671)	(3,018)	10,501	6,693	104,126
Other jurisdictions	758	288	—	39	209	1,294
Total	100,379	(9,383)	(3,018)	10,540	6,902	105,420

Tax and social security legal proceedings (probable loss):

a) Brazil

As of December 31, 2024, the total amount of the provision classified as probable is US$68,613 (US$133,006 as of December 31, 2023), that none of which are individually material. Most of these lawsuits were filed by issues involving Brazilian taxes such as ICMS (Value-added tax on sales and services), PIS/ COFINS (Social contribution on billings) and CSLL (Social Contribution on net income).

Disclosure - possible loss contingent liabilities

Considering management’s assessment, supported by the opinion of legal advisors, contingencies listed below have the probability of loss considered as possible (but not more likely than not) and due to this classification, no provisions were recognized:

	December 31, 2024	December 31, 2023
Labor	211,591	267,044
Civil	334,851	405,148
Tax	5,773,162	5,346,009
Total	6,319,604	6,018,201

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Labor:

As of December 31, 2024, the amount of US$334,851 (US$267,044 as of December 31, 2023) refers to claims for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits were filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards, commuting time, alleged work accidents and recovery time. There is no individually significant claim in the total amount of possible losses.

Civil:

As of December 31, 2024, the amount of US$211,591 (US$405,148 as of December 31, 2023) refers to civil legal proceedings for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality. Except for the processes described below, there are no individually relevant processes.

a) United States

US Federal Matters

On December 23, 2020 and October 29, 2021, the Group received civil investigative demands (“CIDs”) from the U.S. Department of Justice (“DOJ”) related to the fed cattle and beef packing industry. The Group cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ. No loss related to this matter can be reasonably estimated.

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

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which JBS Food Company expressed its goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On January 10, 2025, the New York Court granted the Company’s Motion to Dismiss and dismissed the Attorney General’s claims against the Company without prejudice.

Tax:

As of December 31, 2024, the amount of US$5.77 billion (US$5.35 billion as of December 31, 2023) relates to tax and social security proceedings for which losses are possible (i.e. not more likely than not), but more than remote. These ongoing proceedings refers to disallowed credit of PIS/COFINS (Social contribution on billings), ICMS (Value-added tax on sales and services) and IPI (tax on industrialized products) credits, fines for alleged non-compliance with ancillary obligations, assessments resulting from alleged non-compliance with requirements for deducting state and federal tax benefits. Most of these lawsuits are not individually significant, except the lawsuits described below:

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

b) Brazil

Profits earned by foreign subsidiaries

Between the calendar years 2006 and 2018, the Company received tax assessments related to the taxation of profits earned abroad, which were allegedly required to be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). These assessments also included the disallowance of tax payment slips from foreign subsidiaries, based on the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. Additionally, the assessments imposed fines, penalties, and interest charges.

The Company clarifies that a significant portion of the IRPJ and CSLL assessments on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Moreover, a relevant portion of the assessments concerns formal requirements imposed by tax authorities for consolidating the results of its direct or indirect subsidiaries abroad. The Company disagrees with the criteria applied by the tax authorities and has presented its defense. For nearly all of the amounts assessed, the Company is defending itself in administrative proceedings and awaiting judgment.

As of December 31, 2024, Management considers that, for approximately US$122,128 (US$144,575 as of December 31, 2023), the likelihood of loss is remote, while for approximately US$3,32 billion (US$2,33 billion as of December 31, 2023), the likelihood of loss is possible.

In accordance with IFRIC/23, management has evaluated relevant tax rulings, identifying any discrepancies concerning the Company’s tax positions. Based on this analysis, as well as legal opinions and applicable case law, the Company recognized a provision of US$759 million related to differing interpretations regarding the taxation of profits from foreign subsidiaries in countries with international treaties. This provision was recorded by reducing the taxes recoverable line item, reflecting the potential future realization of these amounts.

Tax entries arising from the plea agreement

The Company received infraction notices relating to the period from 2013 to 2016, primarily intended to collect withholding income tax on payments associated with transactions that were subsequently included in a plea agreement. The tax assessment is based on the alleged absence of a valid basis for the payment or the failure to properly identify its beneficiary. No provision was recorded in this case, as both the beneficiary’s identification and the rationale for the payment were duly provided to the tax authorities and documented in the plea agreement, which is further corroborated by an independent technical report. The potential loss is estimated at US$ 151 million.

Disallowance of PIS and COFINS Tax Credits

The Company is a defendant in legal proceedings disputing its right to claim PIS and COFINS tax credits under the non-cumulative regime. The controversy involves several complex issues, including proving that the expenses are essential and relevant to the Company’s core economic activities, interpreting tax regulations across various sectors in which the Company operates, and providing documentary evidence of the actual incurrence of the expenses that support the credit claim. The decision not to record a provision is based on the fact that the claimed credits are well-supported by thorough documentation, a point further reinforced by independent technical reports. The potential loss in this matter is estimated at US$ 302 million.

c) Australia

Australia tax matters

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No loss related to this matter can be reasonably estimated.

d) Mexico

Mexico tax matters

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. The Mexican subsidiaries of PPC filed a petition to nullify these assessments. The District Court issued a judgement on January 20, 2025, in which the court now claims that the seller owed tax due to the indirect transfer of Mexican assets in connection with the sale, and that PPC or its subsidiaries should have withheld such taxes, but also noted that only one of the assessments will proceed. PPC will appeal and will continue to defend this matter. The amount under appeal for the remaining assessment is approximately $269.5 million. No expense has been recorded for this amount at this time, and PPC have submitted an indemnification claim notice pursuant to the definitive agreement to acquire Tyson de Mexico. There can be no assurances as to whether the indemnification claim will be successful or in what amounts.

e) United Kingdom

UK tax matters

In 2019 and 2020, the UK Revenue & Customs Authority (HMRC) opened reviews of the 2017 and 2018 tax returns of Onix Investments UK Ltd in which HMRC evaluated the deductibility of certain interest related expenses incurred by Onix Investments UK Ltd (the “Deductions”). The Deductions total $7.9 million for tax year 2017 and $32.1 million for tax year 2018. On April 12, 2024, HMRC concluded that the Deductions should be disallowed and Onix Investments UK Ltd appealed. On October 8, 2024, HMRC issued a Review Conclusion Letter affirming the prior decision to disallow the Deductions. Onix Investments UK Ltd has timely filed a Grounds of Appeal and will continue to defend this matter. No loss related to this matter can be reasonably estimated.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

20 Equity

a. Share capital: The subscribed and fully paid-in capital as of December 31, 2024 and 2023 was US$13,177,841, represented by 2,218,116,370 common shares with no par value as of December 31, 2024 and 2023. The Group is authorized to increase its share capital by up to an additional 1,375,853 common, registered, book-entry shares with no par value. According to the bylaws, the Board of Directors will determine the number, price, subscription period, and other conditions for the issuance of shares. The Group may grant stock options to Directors, employees, or individuals who provide services to the Company, or to directors, employees, or individuals who provide services to companies under its control.

	December 31, 2024		December 31, 2023		December 31, 2022
	Quantity	US$ thousand	Quantity	US$ thousand	Quantity	US$ thousand
Initial balance	2,218,116,370	13,177,841	2,218,116,370	13,177,841	2,373,866,570	13,177,841
Cancellation of treasury shares	—	—	—	—	(155,750,200)	—
Final balance	2,218,116,370	13,177,841	2,218,116,370	13,177,841	2,218,116,370	13,177,841

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

d. Profit reserve:

d1. Treasury shares:

Treasury share activity were as follows:

	December 31, 2022
	Quantity	US$ thousand
Balance at the beginning of the period	80,062,600	619,298
Purchase of treasury shares	97,687,600	719,393
Disposal of treasury shares	(22,000,000)	(169,408)
Cancellation of treasury shares	(155,750,200)	(1,121,507)
Exchange variation	—	(47,776)
Balance at the end of the period	—	—

During the periods ended December 31, 2024, and 2023, there were no transactions related to share repurchases.

For the year ended at 31 December, 2024 there were no treasury shares transactions.

d2. Dividends: On August 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, totaling US$ 717 million, corresponding to R$2.00 per common share, based on the shareholder base as of June 30, 2024. The interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, totaling US$ 358 million, corresponding to R$1.00 per common share. The interim dividends were paid to shareholders on January 15, 2025.

The Company distributed dividends based on the balance of profit reserves, amounting to a total of US$1.07 billion. The interim dividends were credited towards the mandatory minimum dividends for the fiscal year ended December 31, 2024.

d3. Legal reserve: In accordance with the Brazilian Corporate Law and the Group’s by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

d4. Investments statutory: Consists of the remaining balance of the net income accumulated over time after the computation of the legal reserve and dividend distribution. The purpose of this reserve is to provide funds for the investment in operating assets, absorb losses and repurchase of the own shares (to remain in treasury or cancelation) and this reserve cannot exceed the share capital.

d5. Tax incentive reserve: The Company and its subsidiaries have subsidies granted by state governments in the form of presumed credit, partial or full reduction of the ICMS tax base for certain goods in their production chain, in accordance with the regulations of each State.

As of December 31, 2024, the total amount of government subsidies used by the Group and its subsidiaries amounted to US$1.28 billion.

e. Other comprehensive income: Composed by gain (loss) on cash flow hedge, gains associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, gain (loss) on net investment in foreign operations and gain (loss) on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Net investment in foreign operations: The Group has certain intercompany loans balances with a foreign subsidiary which will not be settled through cash but with equity transactions, such as capital increase or reduction. Therefore, these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of net investment, during the period.

f. Non-controlling interest: Material non-controlling interest as of December 31, 2024 consisted of the 17.6% (17.5% as of December 31, 2023) of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.4% as of December 31, 2024 (82.5% as of December 31, 2023) of the total. The profit allocated to the PPC non-controlling interest was US$199.9 million, and US$67.1 million and US$69 million for the years ended December 31, 2024, 2023 and 2022, respectively. The accumulated non-controlling interest in PPC was US$880.8 million as of December 31, 2024 (US$728.5 million as of December 31, 2023). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated.

	2024	2023	2022

Net Revenue	17,878,291	17,362,217	17,468,377
Net Income	1,087,200	322,317	746,538
Net cash provided by operating activities	1,990,100	677,877	669,863

Total assets	10,650,576	9,810,361	9,255,769
Total liabilities	6,397,180	6,465,784	6,402,493
Total equity	4,253,396	3,344,577	2,853,276

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

(iii) Segment information as disclosed in Note 25.

The Group also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken Pilgrim’s Pride, Australia and Others to align with our segment presentation in Note 25.

Revenue by significant category are as follows:

	2024	2023	2022
Domestic sales	57,186,180	54,501,282	53,478,460
Export sales	19,996,367	18,416,841	19,135,450
NET REVENUE	77,182,547	72,918,123	72,613,910

Contract balances - Advances from customers

Customer advance revenues are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	2024	2023
Trade accounts receivable	4	3,735,540	3,390,856
Contract liabilities		(151,947)	(324,598)
Total customer contract revenue		3,583,593	3,066,258

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

22 Net finance expense

Net finance expense includes (i) interest payable on lease liabilities and borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 27 - Risk management and financial instruments, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies.

	2024	2023	2022
Gains / (losses) from exchange rate variation (3)	138,377	57,525	415,570
Fair value adjustments on derivatives	(502,644)	82,928	(343,573)
Interest expense (1)	(1,647,112)	(1,732,928)	(1,342,486)
Interest income (2)	453,731	326,442	268,418
Bank fees and others (3)	(112,115)	(87,372)	(239,627)
	(1,669,763)	(1,353,405)	(1,241,698)

Finance income	719,370	584,216	808,612
Finance expense	(2,389,133)	(1,937,621)	(2,050,310)
	(1,669,763)	(1,353,405)	(1,241,698)

(1)	For the year ended December 31, 2024, 2023 and 2022 the amount of US$1,152,892, US$1,183,852 and US$909,942, respectively, refers to interest expenses from loans and financings.
(2)	For the year ended December 31, 2024,2023 and 2022 the amount of US$97,980, US$117,866 and US$110,677 , respectively, refers to interest income from present value adjustments. In addition, for the year ended December 31, 2024, the amount of US$182,812 (US$105,839 and US$68,478 for the year ended December 31, 2023 and 2022 respectively), refers to interest income from short-term investments.
(3)	Includes indexation for legal expenses

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

	2024	2023	2022
Net income (loss) attributable to Company shareholders	1,766,870	(198,869)	2,997,488
Weighted average common shares	2,218,116	2,218,116	2,254,345
Weighted average - treasury shares	—	—	(23,933)
Weighted average - common shares outstanding	2,218,116	2,218,116	2,230,412

Basic and diluted earnings (loss) per share - (US$)	0.80	(0.09)	1.34

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

24 Share-based compensation

JBS and Seara - Share Based Compensation Plan

In the variable compensation plan, the Company’s directors and executive officers receive compensation based on the Company’s share price, which is paid on a deferred basis—one-third per year over three years.

These plans consist of cash settlement, as there is no actual trading of the Company’s shares, nor the issuance and/or transfer of shares for the settlement of the plan. The determination of the unit value equivalent to the number of shares used as the calculation basis is defined with reference to the eligible participant’s monthly salary, a salary multiple, and the average closing price of the Company’s common shares traded on the B3 stock exchange over the last 30 trading sessions prior to the disclosure of the annual results.

An amount of US$10,704 as of December 31, 2024 (US$8,217 as of December 31, 2023) was recognized under “General and administrative expenses” in the consolidated statement of income.

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

For the year ended December 31, 2024, the expenses recognized related to compensation plans with payment in shares and cash were US$11,684 and (US$1,480), respectively US$5,728 and US$1,888 respectively for the year ended December 31, 2023).

During 2024, the liability-based awards in PPC’ Europe and Mexico segments for the 2023 performance year were determined to have not met the performance threshold for payout, therefore PPC reversed the prior and current year recognized compensation costs related to these awards.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The following table presents the changes of restricted stock units (“RSUs”):

	December 31, 2024		December 31, 2023
Equity-based compensation, paid in shares	Number	Price	Number	Price
Initial balance	911	22.40	993	22.00
Grants	979	26.80	324	23.67
Exercised	(187)	21.76	(378)	22.25
Shares reissued	(131)	21.70	(28)	24.99
Ending balance	1,572	25.27	911	22.4

	December 31, 2024		December 31, 2023
Equity-based compensation, cash-settled	Number	Price	Number	Price
Initial balance	242	27.66	377	23.8
Grants	—	—	158	24.21
Exercised	—	—	(196)	25.27
Cancelled	(218)	34.32	(97)	22.81
Ending balance	24	45.92	242	27.66

There were no changes to premiums in the years ended December 31, 2024 and 2023.

The total fair values of equity awards and equity-based awards were US$7,100 on December 31, 2024 (US$9,300 on December 31,2023), no liability-based awards were vested during 2024 (US$5,600 on December 31, 2023), respectively. As of December 31, 2024, the total unrecognized compensation cost related to all unexercised share-based awards was US$9,000 (US$10,161 on December 31,2023), whose cost must be recognized over a weighted average period of 1.91 years (1.93 years on December 31, 2023). As of December 31, 2024, the total unrecognized compensation cost related to all nonvested liability-based awards was immaterial (US$4,100 on December 31, 2023), the cost of which must be recognized over a weighted average period of 1 year (1.73 years on December 31, 2023).

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

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of financial income and expenses, exclusion of depreciation and amortization expenses, exclusion of profit sharing from equity investments, net of taxes, exclusion of expenses with antitrust agreements described in explanatory note 19, exclusion of donations and social programs, exclusion J&F leniency expenses, exclusion of asset impairments, exclusion fiscal payments and installments, exclusion of expenses related to restructuring projects, exclusion of expenses incurred as a result of the floods in Rio Grande do Sul, exclusion of extemporaneous litigation, write-off tax credits, and exclusion of some other income (expenses).

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

There are no revenues arising out of transactions with any single customer that represents 10% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operating segment are as follows:

	2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	12,590,503	8,774,541	24,285,826	8,115,549	17,863,075	6,648,051	526,323	78,803,868	(1,621,321)	77,182,547
Adjusted EBITDA(1)	964,993	1,538,634	247,278	1,071,208	2,703,375	664,256	3,452	7,193,196	(1,325)	7,191,871

	2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,141,171	8,272,546	23,303,052	7,713,828	17,347,956	6,209,012	893,459	74,881,024	(1,962,901)	72,918,123
Adjusted EBITDA(1)	469,250	364,494	114,236	526,949	1,536,039	454,707	(5,207)	3,460,468	(2,583)	3,457,885

	2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	11,414,350	8,324,233	22,069,092	8,153,051	17,455,092	6,323,297	842,036	74,581,151	(1,967,241)	72,613,910
Adjusted EBITDA(1)	468,933	896,744	2,081,676	756,284	2,084,557	443,880	(7,887)	6,724,187	(2,182)	6,722,005

(*)	Includes intercompany and intersegment transactions.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows:

	2024	2023	2022
Profit (loss) before taxes	2,711,003	(259,728)	3,553,493
Share of profit of equity-accounted investees, net of tax	(2,945)	(9,537)	(11,800)
Net finance expense	1,669,763	1,353,405	1,241,698
Depreciation and amortization	2,189,547	2,149,066	1,907,923
Antitrust agreements (1)	253,731	102,500	101,447
Donations and social programs (2)	22,467	18,166	23,942
J&F Leniency expenses refund (3)	—	—	(93,786)
Impairment of assets (4)	—	26,268	17,396
Restructuring (9)	95,556	52,235	—
Fiscal payments and installments (6)	81,766	—	—
Rio Grande do Sul floods (5)	19,313	—	—
Extemporaneous litigation (7)	61,016	—	—
Reversal of tax credits (8)	58,654	—	—
Other operating income (expense), net (10)	32,000	25,510	(18,308)
Elimination	1,325	2,583	2,182
Total Adjusted EBITDA for operating segments	7,193,196	3,460,468	6,724,187

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, for Instituto J&F and Fundo Amazônia.
(3)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax
(4)	Refers to the impairment of assets related to Planterra’s plant on December 31, 2023.
(5)	This refers to the loss incurred as a result of the floods that occurred in Rio Grande do Sul.
(6)	This refers to the special payment program for installment plans of tax processes with penalty exemption and interest reduction.
(7)	This refers to extemporaneous litigation arising from debts of companies acquired by the Group and recognizes these settlement expenses within general and administrative.
(8)	This refers to the reversal of ICMS credits on sales operations disallowed in the state of Santa Catarina.
(9)	Refers to multiple restructuring initiatives, primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(10)	Refers to various adjustments, mainly abroad, such as expenses related to acquisitions, insurance indemnities, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	2024
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	45,104,352	21,658,326	6,105,791	5,999,271	375,961	79,243,701	(2,061,154)	77,182,547
Total assets	18,488,384	13,926,766	4,827,633	5,002,706	309,238	42,554,727	(1,869,354)	40,685,373

	2023
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	43,121,198	18,160,466	5,771,385	5,979,750	264,904	73,297,703	(379,579)	72,918,124
Total assets	19,639,926	17,674,813	3,764,222	5,297,784	2,088,346	48,465,091	(5,887,257)	42,577,834

	2022
	North and Central America (2)	South America	Australia	Europe	Others	Total	Intercompany elimination (1)	Total
Net revenue	42,934,979	19,022,041	6,373,122	5,588,847	189,715	74,108,704	(1,494,794)	72,613,910
Total assets	28,967,943	16,883,845	3,611,682	5,036,017	2,158,279	56,657,766	(16,772,255)	39,885,511

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

26 Expenses by nature

The Group’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	2024	2023	2022
Cost of sales
Cost of inventories, raw materials and production inputs	(55,402,817)	(55,435,841)	(52,469,159)
Salaries and benefits	(8,260,103)	(7,641,355)	(6,951,628)
Depreciation and amortization	(1,931,401)	(1,873,776)	(1,649,450)
	(65,594,321)	(64,950,972)	(61,070,237)
Selling
Freight and selling expenses	(3,637,983)	(3,848,089)	(3,970,687)
Salaries and benefits	(715,562)	(302,395)	(242,342)
Depreciation and amortization	(71,114)	(63,990)	(62,188)
Advertising and marketing	(319,018)	(313,736)	(337,873)
Net impairment losses	(10,588)	(7,748)	(2,477)
Commissions	(73,019)	(58,376)	(66,122)
	(4,827,284)	(4,594,334)	(4,681,689)
General and administrative
Salaries and benefits	(903,731)	(1,247,927)	(1,297,972)
Fees, services purchased and general expenses (2)	(911,428)	(735,386)	(670,385)
Depreciation and amortization	(187,035)	(211,095)	(196,288)
DOJ - department of justice and Antitrust agreements (2)	(253,731)	(102,500)	(101,446)
Donations and social programs (1)	(22,467)	(18,166)	(22,891)
JBS Fund For The Amazon	—	—	(1,049)
	(2,278,392)	(2,315,074)	(2,290,031)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Group is present and donations to the JBS Fund For The Amazon.
(2)	Includes additions, reversals and changes in estimates of legal expenses.

For the year ended December 31, 2024, the Group incurred expenses with internal research and development, in the amount of US$1,185 (US$5,135 and US$8,311 for the year ended December 31, 2023 and 2022).

For the year ended December 31, 2024 and 2023, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

26.1 - Other income and expenses

Other income: For the year ended December 31, 2024, the Group recognized other income in the amount of US$ 84,525 (US$148,625 and US$311,057 for the year ended December 31, 2023 and 2022), that mainly relates to results on sale of assets totaling US$22,467 (US$19,617 and US$40,554 for the year ended December 31, 2023 and 2022), insurance recovery totaling US$50 (US$21,305 and US$16,182 for the year ended December 31, 2023 and 2022), tax refund and extemporaneous tax credit totaling US$6,993 (US$48,825 and US$51,532 for the year ended December 31, 2023 and 2022), leniency expenses refund zero (zero and U$93,786 for the year ended December 31, 2023 and 2022), among other non-significant items.

Other expenses: For the year ended December 31, 2024, the Group has recorded other expenses amounting to US$189,254 (US$122,228 and US$99,619 for the year ended December 31, 2023 and 2022), that mainly related to PPC restructuring expenses totaling US$93,388 (US$44,338 and US$30,466 for the year ended December 31, 2023 and 2022), loss on the sale of assets totaling US$16,859 (US$37,652 and US$27,396 for the year ended December 31, 2023 and 2022), reversal of tax extemporaneous credits amounting to US$58,654, among other non-significant items.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Restructuring related expenses

In the year ended December 31, 2024 the Group recognized US$96,616 (US$53,275 for the year in 2023 and zero in 2022), related to restructuring expenses, of witch US$ 93,388 relates to the subsidiary PPC, as described below.

In 2022, PPC began restructuring initiatives in its European operations. Additional restructuring initiatives also commenced in 2023 and 2024. The purpose of the ongoing restructuring activities is to integrate central operations and reallocate processing capacities between production facilities resulting in closures of some facilities in the European operations.

The following table provides a summary of PPC’s estimates of timelines and costs associated with these restructuring initiatives by major type of cost:

	Moy Park	Pilgrim’s Pride Ltd.	Pilgrim’s Food Masters	Pilgrim’s Europe Central	Total

Earliest implementation date	2022	2022	2022	2024
Expected predominant completion date	2023	2024	2025	2025

Costs incurred and expected to be incurred:

Employee-related costs	11,103	21,814	37,145	43,236	113,298
Asset impairment costs	3,481	15,938	14,949	1,824	36,192
Contract termination costs	248	144	846	1,747	2,985
Other exit and disposal costs (1)	6,135	7,920	16,265	3,807	34,127
Total exit and disposal costs	20,967	45,816	69,205	50,614	186,602

Costs incurred since earliest implementation date:

Employee-related costs	11,103	21,814	37,145	27,956	98,018
Asset impairment costs	3,481	15,938	14,949	1,824	36,192
Contract termination costs	248	144	846	1,747	2,985
Other exit and disposal costs (1)	6,135	7,920	15,783	1,166	31,004
Total exit and disposal costs	20,967	45,816	68,723	32,693	168,199

(1)	Comprised of other costs directly related to the restructuring initiatives, including Moy Park flock depletion, the write-off of Pilgrim’s Pride Ltd. prepaid maintenance costs and Pilgrim’s Food Masters consulting fees.

During the year ended December 31, 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	4,204	32,692	26,490
Pilgrim’s Food Masters	7,123	40,735	25,909
Pilgrim’s Pride Ltd.	571	20,066	4,678
Moy Park	1,784	(105)	869
Total	13,682	93,388	57,946

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2023 to December 31, 2024 and from December 31, 2022 to December 31, 2023. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of December 31, 2024

Severance	3,651	46,474	(45,267)	(77)	4,781
Contract termination	1,597	2,854	(2,684)	(49)	1,718
Asset impairment	359	29,392	(29,655)	(5)	91
Other	4,631	14,663	(12,050)	(152)	7,092
Total	10,238	93,383	(89,656)	(283)	13,682

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	Liability reserve as of December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of December 31, 2023

Severance	6,142	25,619	(28,363)	253	3,651
Contract termination	922	1,109	(707)	273	1,597
Asset impairment	3,007	5,270	(8,392)	474	359
Other	6,526	12,340	(13,900)	(335)	4,631
Total	16,597	44,338	(51,362)	665	10,238

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

Financial instruments:

Financial instruments are recognized in the consolidated financial statements as follows:

	Note	December 31, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	3,350,654	2,642,258
National treasury bills	3	65,197	96,446
Margin cash	3	32,334	114,270
Derivative assets		84,468	169,736
Amortized cost (2)
Cash at banks	3	2,197,822	1,830,814
Margin cash	3	104,220	18,191
Trade accounts receivable	4	3,735,540	3,390,856
Related party receivables	8	77,355	118,554
Total		9,647,590	8,381,125
Liabilities
Amortized cost
Loans and financing	15	(19,326,796)	(19,999,137)
Trade accounts payable and supply chain finance	14	(6,194,223)	(6,205,119)
Lease		(1,734,029)	(1,841,227)
Other financial liabilities		(56,872)	(104,043)
Fair value through profit or loss
Derivative liabilities		(266,066)	(144,251)
Total		(27,577,986)	(28,293,777)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value. National treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost. The trade accounts receivable are short-term and net of expected losses.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

	December 31, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	3,350,654	3,350,654	206,650	2,435,608	2,642,258
National treasury bills	65,197	—	65,197	210,716	—	210,716
Margin Cash	32,334	—	32,334	—	—	—
Derivative assets	—	84,468	84,468	—	169,736	169,736
Financial liabilities
Derivative liabilities	—	266,066	266,066	—	144,251	144,251

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	December 31, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2,50% JBS Lux 2027	1,000,000	94.98%	949,770	1,000,000	92.10%	920,960
Notes 5,13% JBS Lux 2028	899,740	99.50%	895,205	900,000	99.66%	896,931
Notes 3,00% JBS Lux 2029	599,957	91.20%	547,161	600,000	88.24%	529,440
Notes 6,5% JBS Lux 2029	69,906	100.52%	70,273	77,973	99.27%	77,406
Notes 5,5% JBS Lux 2030	1,249,685	99.77%	1,246,786	1,250,000	98.55%	1,231,875
Notes 3,75% JBS Lux 2031	493,000	88.93%	438,435	500,000	86.45%	432,250
Notes 3,00% JBS Lux 2032	1,000,000	83.22%	832,210	1,000,000	81.66%	816,560
Notes 3,625% JBS Lux 2032	968,780	87.96%	852,178	1,000,000	85.60%	856,030
Notes 5,75% JBS Lux 2033	1,661,675	99.54%	1,654,048	2,050,000	99.35%	2,036,736
Notes 6,75% JBS Lux 2034	1,507,046	105.85%	1,595,148	1,600,000	105.27%	1,684,368
Notes 4,375% JBS Lux 2052	900,000	110.50%	994,482	900,000	74.36%	669,204
Notes 6,50% JBS Lux 2052	1,548,000	101.53%	1,571,731	1,550,000	100.71%	1,560,989
Notes 7.25% JBS Lux 2053	900,000	74.94%	674,487	900,000	109.34%	984,060
Notes 4,25% PPC 2031	855,725	92.24%	789,303	1,000,000	90.27%	902,650
Notes 3,5% PPC 2032	900,000	86.34%	777,033	900,000	84.47%	760,203
Notes 6,25% PPC 2033	980,000	102.16%	1,001,178	1,000,000	102.90%	1,029,020
Notes 6,875% PPC 2034	500,000	106.73%	533,650	499,999	108.05%	540,230
	16,033,514		15,423,078	16,727,972		15,928,912

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Finance income (expense) by category of financial instrument:

	2024	2023	2022

Fair value through profit or loss	(256,499)	204,573	(277,875)
Amortized cost	(1,413,264)	(1,566,845)	(963,823)
Total	(1,669,763)	(1,362,272)	(1,241,698)

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

a Market Risk:

The exposure to market risk is monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries. In these cases, Group may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The quantitative data referring to the risk of exposure to the Group’s interest rates on December 31, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of December 31, 2024 and December 31, 2023 are shown below:

	December 31, 2024	December 31, 2023
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	—	(60,676)
Credit note - export	(1,704)	(217,648)
Rural - Credit note - Prefixed	—	(1,208)
Related party transactions	527	624
CDB-DI (Bank certificates of deposit)	790,370	943,526
Margin cash	132,687	31,566
Subtotal	921,880	696,184
Derivatives (Swap)	(1,285,133)	(1,427,374)
Total	(363,253)	(731,190)
Net exposure to the IPCA rate:
Treasury bills	35,127	27,716
CRA - Agribusiness Credit Receivable Certificates	(1,163,028)	(2,101,681)
Margin cash	3,867	51,751
Related party transactions	77,336	117,930
Subtotal	(1,046,698)	(1,904,284)
Derivatives (Swap)	906,886	1,423,667
Total	(139,812)	(480,617)
Assets exposure to the CPI rate:
Margin cash	—	49,144
Total	—	49,144
Liabilities exposure to the SOFR rate:
Export credit note	(102,367)	—
Prepayment	(100,296)	(280,971)
Prepayment - exchange agreement	(2,599)	(2,915)
Total	(205,262)	(283,886)
Liabilities exposure to the TJLP rate:
Working Capital	—	(771)
Total	—	(771)

Sensitivity analysis as of December 31, 2024:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	12.15%	12.22%	(271)	18.23%	(23,388)	24.30%	(46,775)
				(271)		(23,388)		(46,775)

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	4.87%	4.88%	(10)	6.09%	(1,805)	7.31%	(3,608)
SOFR	Increase	4.37%	4.37%	(11)	5.46%	(2,378)	6.56%	(4,753)
				(21)		(4,183)		(8,361)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

			December 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value
	CDI	2024	—	—	—	—	181,769	189,067	(189,571)	(504)
Swap	IPCA	2024	—	—	—	—	111,031	142,472	(111,625)	30,847
	IPCA	2027	158,004	162,453	(171,479)	(9,026)	79,937	94,520	(85,402)	9,118
	IPCA	2028	—	—	—	—	91,298	108,777	(100,034)	8,743
	IPCA	2030	—	—	—	—	289,179	350,639	(328,591)	22,048
	IPCA	2031	189,071	212,403	(224,840)	(12,437)	288,874	333,981	(326,029)	7,952
	IPCA	2032	183,123	192,464	(216,650)	(24,186)	87,821	103,620	(105,459)	(1,839)
	IPCA	2034	127,416	124,373	(135,650)	(11,277)	—	—	—	—
	IPCA	2036	—	—	—	—	18,824	23,487	(24,650)	(1,163)
	IPCA	2037	189,239	215,192	(263,254)	(48,062)	214,822	266,169	(267,639)	(1,470)
	IPCA	2038	142,320	143,557	(159,263)	(15,706)	—	—	—	—
	IPCA	2039	20,854	20,363	(21,830)	(1,467)	—	—	—	—
	IPCA	2044	80,745	79,880	(92,168)	(12,288)	—	—	—	—

			1,090,772	1,150,685	(1,285,134)	(134,449)	1,363,555	1,612,732	(1,539,000)	73,732

a2. Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Group may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Risk Management Department enters into transaction with derivative instruments previously approved by the Board of Directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. The Board of Directors has approved the use of future contracts, NDFs (non deliverable forwards), DFs (Deliverable forwards), and swaps that may be applied to hedge loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than the entity’s. functional currency. The primary exposures to exchange rate risk are in US Dollars (US$), Euro (€), British Pound (£), Australian Dollars (AU$), Canadian dollar and Chinese Renminbi Yuan.

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2024, and 2022 are presented below along with the notional amounts of derivative contracts intended to offset the exposure, in accordance with the Group’s Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Real.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

	USD		EUR		GBP		MEX	AUD		CAD		CNY
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2023 (1)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	1,639,584	1,570,813	50,341	68,154	16,097	20,102	271,503	90	42	483	550	7,051	5,506
Trade accounts receivable	1,073,398	579,651	165,016	147,839	65,684	49,743	134,113	543	241	14,387	8,106	2,964	5,885
Sales orders	1,062,765	916,595	78,854	73,564	54,370	217,509	—	—	—	2,896	68	7,197	4,316
Trade accounts payable	(297,536)	(174,781)	(78,268)	(74,963)	(16,271)	(15,846)	(267,433)	(2,535)	(320)	—	—	—	—
Purchase orders	(83,493)	(56,710)	(8,928)	(18,012)	—	—	—	—	—	—	—	—	—
Operating subtotal	3,394,718	2,835,568	207,015	196,582	119,880	271,508	138,183	(1,902)	(37)	17,766	8,724	17,212	15,707
FINANCIAL
Margin cash	220	—	—	—	—	—	—	—	—	—	—	—	—
Advances to customers	(4,683)	(111,368)	(1,562)	(12,621)	(191)	(511)	—	—	—	—	—	(118)	(2,696)
Loans and financing	(1,290,871)	(306,798)	(614)	(3,218)	—	—	—	—	—	(585)	(379)	—	—
Financial subtotal	(1,295,334)	(418,166)	(2,176)	(15,839)	(191)	(511)	—	—	—	(585)	(379)	(118)	(2,696)
Operating financial subtotal	2,099,384	2,417,402	204,839	180,743	119,689	270,997	138,183	(1,902)	(37)	17,181	8,345	17,094	13,011

Total exposure	2,099,384	2,417,402	204,839	180,743	119,689	270,997	138,183	(1,902)	(37)	17,181	8,345	17,094	13,011
DERIVATIVES
Future contracts	1,840	(250,788)	(85,595)	(137,070)	(34,095)	(44,142)	—	—	—	(8,000)	—	(21,600)	(11,727)
Deliverable Forwards (DF´s)	(664,084)	(398,024)	70,949	67,303	(26,785)	(14,369)	—	2,760	2,846	(29,612)	82,182	—	(5,503)
Non-Deliverable Forwards (NDF´s)	(417,158)	(1,306,760)	(19,559)	5,071	(6,262)	(97,124)	—	—	—	—	—	—	—
Total derivatives	(1,079,402)	(1,955,572)	(34,205)	(64,696)	(67,142)	(155,635)	—	2,760	2,846	(37,612)	82,182	(21,600)	(17,230)
NET EXPOSURE IN US$	1,019,982	461,830	170,634	116,047	52,547	115,362	138,183	858	2,809	(20,431)	90,527	(4,506)	(4,219)

(1)	There is no exposure in 2024 as we have changed the functional currency of the indirect subsidiary, PPC Mexico.

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 US Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.1923	6.0748	(68,290)	5.2635	(539,693)	4.3346	(1,079,393)
Financial	Depreciation	6.1923	6.0748	26,056	5.2635	205,924	4.3346	411,850
Derivatives	Depreciation	6.1923	6.0748	21,713	5.2635	171,596	4.3346	343,195

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Long	4,765	1,840	12	52,199	(250,788)	(2,078)

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (US$)	Notional (US$)	Fair value	Notional (US$)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Short	(664,084)	(664,084)	(16,868)	(398,024)	(398,024)	29,150
Non-Deliverable Forwards	American dollar	Short	(417,158)	(417,158)	(950)	(1,306,760)	(1,306,760)	13,975

a2.1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.4363	6.3203	(3,956)	5.4709	(32,910)	4.5054	(65,820)
Financial	Depreciation	6.4363	6.3203	42	5.4709	346	4.5054	692
Derivatives	Depreciation	6.4363	6.3203	654	5.4709	5,438	4.5054	10,875

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Long	2,074	(85,595)	49	(5,600)	(137,070)	513
Deliverable Forwards	Euro	Short	68,259	70,949	2,376	60,885	67,303	(1,885)
Non-Deliverable Forwards	Euro	Long	(18,818)	(19,559)	420	4,587	5,071	513

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

a2.1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	7.7620	7.6173	(2,368)	6.5977	(19,058)	5.4334	(38,116)
Financial	Depreciation	7.7620	7.6173	4	6.5977	30	5.4334	61
Derivatives	Depreciation	7.7620	7.6173	1,326	6.5977	10,674	5.4334	21,348

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Future Contract	British pound	Short	1,219	(34,095)	12	(1,470)	(44,142)	221

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(21,368)	(26,785)	(675)	(2,333)	(14,369)	202
Non-Deliverable Forwards	British pound	Short	(4,996)	(6,262)	(128)	(15,771)	(97,124)	(579)

a2.1.4 AUD - Australian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Depreciation	3.8392	3.7729	35	3.2633	302	2.6874	605
Derivatives	Appreciation	3.8392	3.7729	(50)	3.2633	(439)	2.6874	(878)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value

Deliverable Forwards	Australian dollar	Long	4,452	2,760	2	4,190	2,846	(1)

a2.1.5 CAD - Canadian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US $	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	4.3047	4.3762	247	4.9504	2,231	5.5961	4,461
Financial	Depreciation	4.3047	4.3762	(10)	4.9504	(88)	5.5961	(176)
Derivatives	Depreciation	4.3047	4.3762	(625)	4.9504	(5,642)	5.5961	(11,284)

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value

Future Contract	Canadian dollar	Long	(800)	(8,000)	—	—	—	—

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value

Deliverable Forwards	Canadian dollar	Long	(42,597)	(29,611)	(675)	139,339	105,115	5,053

a2.1.6 CNY - Yuan (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US $	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	0.8483	0.8644	327	0.9756	2,582	1.1028	5,164
Financial	Depreciation	0.8483	0.8644	(2)	0.9756	(18)	1.1028	(35)
Derivatives	Depreciation	0.8483	0.8644	(410)	0.9756	(3,240)	1.1028	(6,480)

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (CNY)	Notional (US$)	Fair value	Notional (CNY)	Notional (US$)	Fair value

Future Contract	Chinese Renminbi Yuan	Long	158,000	(21,600)	(3)	(1,500)	(15,000)	68

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (CNY)	Notional (US$)	Fair value	Notional (CNY)	Notional (US$)	Fair value

Non Deliverable Forwards	Chinese Renminbi Yuan	Long	—	—	—	(50,000)	(7,038)	82

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

b.1 Position balance in commodities (cattle) and corn (grain) contracts of JBS S.A.:

Given the nature of its operations, the Group is exposed to volatility in cattle prices and corn, where price fluctuations arise from factors beyond the Group’s control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Group may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Group’s exposure to cattle price fluctuation as of December 31, 2024, are presented below in accordance with the Group’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

Exposure in Commodities (Cattle)	December 31, 2024	December 31, 2023
DERIVATIVES
Future contracts	111	(101)
Subtotal	111	(101)
NET EXPOSURE	111	(101)

Exposure in Corn (Grain)	December 31, 2024	December 31, 2023
DERIVATIVES
Future contracts	15	(46)
Subtotal	15	(46)
NET EXPOSURE	15	(46)

Sensitivity analysis as of December 31, 2024:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Current price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Cattle depreciation	44	44	(2)	33	(29)	22	(59)

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Corn depreciation	(1.07)%	—	25%	(4)	50%	(8)

Derivatives financial instruments breakdown:

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Long	6,548	111	(2,718)	(6)	(101)	—

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Grain	Long	4,161	15	(1)	(7)	(46,724)	930

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

b2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

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

Management’s estimate o the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2024, 2023 and, 2022 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

EXPOSURE in Commodities (Grain)	December 31, 2024	December 31, 2023	December 31, 2022
OPERATING
Purchase orders	57,260	114,097	224,766
Subtotal	57,260	114,097	224,766
DERIVATIVES
Future contracts	17,769	—	(948)
Non-Deliverable Forwards	—	—	(30,990)
Subtotal	17,769	—	(31,938)
NET EXPOSURE	75,029	114,097	192,828

Sensitivity analysis as of December 31, 2024:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.066)%	(647)	(25.00)%	(15,171)	(50.00)%	(30,343)
Derivatives	Appreciation	(1.066)%	(201)	(25.00)%	(4,708)	(50.00)%	(9,416)

Derivatives financial instruments breakdown:

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	2,788	17,769	84	—	—	—

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

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

Below are the effects on the statement of income, after the adoption of hedge accounting:

	December 31, 2024	December 31, 2023
Statements of income:

Cost of sales before hedge accounting adoption	(6,585,192)	(7,798,858)

Derivatives operating income (loss)	(787)	31,693
Currency	—	1,441
Commodities	(787)	30,252
Cost of sales with hedge accounting	(6,585,979)	(7,767,165)

Financial income (expense), net excluding derivatives	(246,602)	(77,411)

Derivatives financial income (expense), net	(90,340)	14,405
Currency	(79,296)	39,968
Commodities	(10,760)	(24,357)
Interest	(284)	(1,206)
Financial income (expense), net	(336,942)	(63,006)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	December 31, 2024	December 31, 2023
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	324	(537)
Currency	—	39
Commodities	324	(576)
Gain (loss) on cash flow hedge	779	7,882
Deferred income tax on hedge accounting		—
Total of other comprehensive income (expense)	779	7,882

Hedge cash flow movement	December 31, 2023	OCI	December 31, 2024
Hedge accounting operations at the parent company	(549)	735	186
(-) Income Tax	187	(250)	(63)
Impact of Hedge Operations on Subsidiaries	(362)	485	123

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	December 31, 2024	December 31, 2023
Statement of financial position:

Derivative (liabilities)/assets	84	—
Financial instruments designated as hedge accounting:
Commodities	84	—

Derivative (liabilities)/assets	69	4,473
Financial instruments not designated as hedge accounting:
Exchange	69	4,977
Interest	—	(504)

Other comprehensive income (expense)	306	(550)
Currency	—	39
Commodities	306	(589)

Inventories	20	6,577
Currency	—	136
Commodities	20	6,441

Open amounts in statement of financial position of derivative assets and liabilities:

	December 31, 2024	December 31, 2023
Assets:

Not designated as hedge accounting	84	—
Interest	—	—

Current assets	153	4,977

(Liabilities):
Designated as hedge accounting	—	750
interest	—	750
Not designated as hedge accounting
Currency	—	504
interest	—	504

b4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	December 31, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	3,699,290	3,230,355
Subtotal	3,699,290	3,230,355
DERIVATIVES
Deliverable Forwards	8,534,720	389,130
Subtotal	8,534,720	389,130
NET EXPOSURE	12,234,010	3,619,485

Sensitivity analysis as of December 31, 2024:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 15%		Scenario (iii) Price variation - 30%
Exposure	Risk	Price (US$ per head)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(2.10)%	(82,215)	(15.00)%	(588,093)	(30.00)%	(1,176,185)
Derivatives	Appreciation	(2.10)%	(189,681)	(15.00)%	(1,356,802)	(30.00)%	(2,713,605)

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

Derivatives financial instruments breakdown:

			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (US$)	Notional (R$)	Fair value	Notional (US$)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	1,378,279	8,534,720	(60,240)	80,377	389,130	(1,982)

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

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in profit or loss were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
December 31, 2024
Cash and cash equivalents	—	5,613,672	—
Margin cash	—	136,554	—
Trade accounts receivable	2.38%	3,735,540	(89,060)
Related party receivables	—	77,355	—
	—	9,563,121	(89,060)

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

The leverage ratio is shown below:

	December 31, 2024		December 31, 2023
Leverage indicator (USD)	1.89	x	4.42	x

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	December 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	6,194,223	—	—	—	6,194,223	6,205,119	—	—	—	6,205,119
Loans and financing	2,084,225	2,029,192	2,071,582	13,141,797	19,326,796	891,570	171,228	1,212,538	17,723,802	19,999,138
Estimated interest on loans and financing (1)	2,458,318	2,440,620	839,949	5,670,017	11,408,904	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762
Derivatives liabilities (assets)	165,979	100,087	—	—	266,066	144,251	—	—	—	144,251
Other liabilities	16,297	16,351	—	24,224	56,872	21,162	20,914	—	61,967	104,043
Payments of leases	335,681	574,118	235,423	588,807	1,734,029	(2,796)	293,444	442,272	1,108,307	1,841,227
Total	11,254,723	5,160,368	3,146,954	19,424,845	38,986,890	8,622,202	1,538,074	3,564,926	26,284,338	40,009,540

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2024 and December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2024 and December 31, 2023 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances at December 31, 2024 is US$33,5 billion (December 31, 2023 is US$35.6 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is US$28,687 (US$13,575 at December 31, 2023). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is US$104,000 (US$67,335 at December 31, 2023). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is US$3,867 (US$51,751 at December 31, 2023). This guarantee exceeds the amount of the collateral.

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

Notes to the financial statements for the years ended at December 31, 2024, 2023 and 2022 (Expressed in thousands of United States dollar)

e. Risks linked to climate change and the sustainability strategy

In view of the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, including biological assets that can be measured at fair value, may be impacted by climate change which is considered in the preparation process of these financial statements.

For the year ended December 31, 2024, Management considered as main risk the data and assumptions highlighted below:

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